


VeriFone®
THE WAY TO PAY™

VeriFone Systems, Inc.

2012 Annual Report

2013 Notice & Proxy Statement


VeriFone
THE WAY TO PAY™

2099 GATEWAY PLACE, SUITE 600
SAN JOSE, CA 95110

May 8, 2013

Dear Stockholder:

You are cordially invited to attend the 2013 Annual Meeting of Stockholders of VeriFone Systems, Inc. We will hold the meeting on Thursday, June 20, 2013 at 9:30 a.m., local time, at The Fairmont San Jose hotel located at 170 South Market Street, San Jose, CA 95113. We hope that you will be able to attend.

Details of the business to be conducted at the Annual Meeting are provided in the attached Notice of 2013 Annual Meeting of Stockholders (the "Notice of Annual Meeting") and Proxy Statement. As a stockholder, you will be asked to vote on a number of important matters. We encourage you to vote on all matters listed in the enclosed Notice of Annual Meeting. The Board of Directors recommends a vote FOR the proposals listed as proposals 1, 2, 3 and 4 in the Notice of Annual Meeting.

We are pleased to take advantage of the U.S. Securities and Exchange Commission e-proxy rules that allow companies to electronically deliver proxy materials to their stockholders. We are furnishing proxy materials to our stockholders primarily via the Internet, which provides our stockholders the information they need while lowering printing and mailing costs and reducing the environmental impact of our Annual Meeting. On or about May 8, 2013, we mailed to our stockholders a Notice of Internet Availability of Proxy Materials (the "Notice"). The Notice contains instructions on how to access our 2013 Proxy Statement and 2012 Annual Report (the "Annual Report") over the Internet and vote online or by phone. The Notice also includes instructions on how a stockholder can request, free of charge, a paper copy of our Annual Meeting materials by mail.

Whether or not you plan to attend the Annual Meeting, it is important that your shares be represented and voted at the meeting. In addition to voting in person, stockholders of record may vote via a toll-free telephone number or over the Internet. Stockholders who received a paper copy of the Proxy Statement and Annual Report by mail may also vote by completing, signing and mailing the enclosed proxy card promptly in the return envelope provided.

On behalf of our Board of Directors, thank you for your continued support of VeriFone.

Sincerely,

/s/ Dr. Leslie G. Denend
Dr. Leslie G. Denend
Interim Chairman of the Board of Directors

YOUR VOTE IS IMPORTANT.
PLEASE PROMPTLY SUBMIT YOUR PROXY BY INTERNET, PHONE OR MAIL.


VeriFone
THE WAY TO PAY™

2099 GATEWAY PLACE, SUITE 600
SAN JOSE, CA 95110

NOTICE OF 2013 ANNUAL MEETING OF STOCKHOLDERS

Dear Stockholder:

Notice is hereby given that the 2013 Annual Meeting of Stockholders of VeriFone Systems, Inc. ("VeriFone") will be held on June 20, 2013 at 9:30 a.m., local time, at The Fairmont San Jose hotel located at 170 South Market Street, San Jose, CA 95113, to conduct the following items of business:

1. To elect eight directors to our Board of Directors for one-year terms;
2. To approve an amendment to the VeriFone 2006 Equity Incentive Plan to increase the number of shares of common stock that may be issued thereunder;
3. To hold an advisory vote on compensation of our named executive officers;
4. To ratify the selection of Ernst & Young LLP as VeriFone's independent registered public accounting firm for our fiscal year ending October 31, 2013; and
5. To transact such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

The foregoing business items are described more fully in the Proxy Statement accompanying this Notice of Annual Meeting.

All holders of record of our common stock as of 5:00 p.m. Eastern Daylight Time on April 26, 2013, the record date, are entitled to notice of and to vote at this meeting and any adjournments or postponement thereof. A list of stockholders entitled to vote at the Annual Meeting will be available for inspection during the ten days prior to the Annual Meeting, during ordinary business hours, at VeriFone's principal offices located at 2099 Gateway Place, Suite 600, San Jose, CA, 95110, as well as at the Annual Meeting.

All stockholders are cordially invited to attend the Annual Meeting in person. To enter the meeting, you will need to provide proof of ownership of VeriFone stock as of 5:00 p.m. Eastern Daylight Time on April 26, 2013, as well as an acceptable form of personal photo identification. If you hold your shares in your own name, your proof of ownership is your proxy card. If you hold your shares through a broker, trustee or nominee, you must bring either a copy of the voting instruction card provided by your broker or nominee or a recent brokerage statement confirming your ownership as of 5:00 p.m. Eastern Daylight Time on April 26, 2013. Any stockholder attending the Annual Meeting may vote in person even if he or she has returned a proxy card.

Whether or not you plan to attend the Annual Meeting, please cast your vote as instructed under "Voting Procedures" in the Proxy Statement as promptly as possible. You may vote over the Internet or by telephone as instructed on the Notice or by mailing in your paper proxy card if you received one. If you did not receive a paper proxy card, you may request a paper proxy card to submit your vote by mail, if you prefer.

By Order of the Board of Directors,

/s/ Richard A. McGinn	*/s/ Albert Y. Liu*
Richard A. McGinn	Albert Y. Liu
Interim Chief Executive Officer	Corporate Secretary

May 8, 2013

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 20, 2013: This Notice of Annual Meeting, the Proxy Statement and the Annual Report are available on the Internet at www.proxyvote.com.

Table of Contents

VERIFONE SYSTEMS, INC.
2099 GATEWAY PLACE, SUITE 600
SAN JOSE, CA 95110

PROXY STATEMENT
FOR
2013 ANNUAL MEETING OF STOCKHOLDERS

PROCEDURAL INFORMATION

General

VeriFone Systems, Inc. ("VeriFone", the "Company", "we" or "our") is furnishing this Proxy Statement to the holders of its common stock, par value $0.01 per share, in connection with the solicitation by its Board of Directors of proxies to be voted at its 2013 Annual Meeting of Stockholders on Thursday, June 20, 2013 at 9:30 a.m., local time, and at any adjournments or postponements thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting. The Annual Meeting will be held at The Fairmont San Jose hotel located at 170 South Market Street, San Jose, CA 95113.

The Notice of Annual Meeting, Proxy Statement and form of proxy are first being provided to our stockholders on or about May 8, 2013.

All stockholders are cordially invited to attend the Annual Meeting in person. To attend the Annual Meeting, you will need to provide proof of ownership of VeriFone stock as of 5:00 p.m. Eastern Daylight Time on April 26, 2013, as well as an acceptable form of personal photo identification. If you are a registered stockholder, your proof of ownership is your proxy card. If you are not a stockholder of record but hold shares through a broker, trustee or nominee, you must bring either a copy of the voting instruction card provided by your broker or nominee or a recent brokerage statement confirming your ownership as of 5:00 p.m. Eastern Daylight Time on April 26, 2013.

Notice Regarding the Availability of Proxy Materials

We have adopted the "notice and access" rule of the U.S. Securities and Exchange Commission (the "SEC"). As a result, we furnish proxy materials primarily via the Internet instead of mailing a printed copy of the proxy materials. Stockholders will receive a Notice of Internet Availability of Proxy Materials by mail which provides the website and other information on how to access and review the Proxy Statement and proxy materials over the Internet. The Notice will be mailed on or about May 8, 2013.

As of the date of the mailing of the Notice, stockholders will be able to access all of the proxy materials over the Internet as instructed in the Notice. The proxy materials will be available free of charge. The materials on the site are searchable, readable and printable and the site does not have "cookies" or other tracking devices which identify visitors. The Notice will provide instructions on how to vote over the Internet or by phone.

If you received a Notice and would like to receive a printed copy of our proxy materials, free of charge, you should follow the instructions for requesting such materials included in the Notice.

Record Date; Voting Rights

Only stockholders of record as of 5:00 p.m. Eastern Daylight Time on April 26, 2013 will be entitled to vote at the Annual Meeting. As of that date, there were 108,649,167 shares of our common stock outstanding, each of which is entitled to one vote for each matter to be voted on at the Annual Meeting, held by 118 stockholders of record. For information regarding security ownership by executive officers and directors and by beneficial owners of more than 5% of VeriFone's common stock, see "Security Ownership of Certain Beneficial Owners and Management."

Voting Procedures

If you are a stockholder of record as of the record date, you may vote your shares over the Internet or by telephone by following the instructions set forth on the Notice or the proxy card mailed to you, or by mailing in a completed proxy card. Your shares will be voted at the Annual Meeting in the manner you direct. The Internet voting procedures are designed to authenticate each stockholder's identity and to allow stockholders to vote their shares and confirm that their voting instructions have been properly recorded. If you vote via the Internet, you do not need to return your proxy card. Stockholders voting via the Internet should understand that there may be costs associated with voting in these manners, such as usage charges from Internet service providers that must be borne by the stockholder.

Votes submitted by mail, telephone or via the Internet must be received by 11:59 p.m., Eastern Daylight Time, on June 19, 2013. Submitting your vote by mail, telephone or via the Internet will not affect your right to vote in person should you decide to attend the Annual Meeting.

If your shares are registered in the name of a bank or brokerage firm, you will receive instructions from your bank or brokerage firm that must be followed in order for the record holder to vote the shares per your instructions. Banks and brokerage firms have a process for their beneficial holders to provide instructions via the Internet or over the phone, as well as instructions for requesting a hard copy of the proxy materials and proxy card.

Quorum

The holders of a majority of the outstanding shares of common stock as of 5:00 p.m. Eastern Daylight Time on April 26, 2013, present in person or represented by proxy and entitled to vote, will constitute a quorum for the transaction of business at the Annual Meeting. Abstentions and "broker non-votes" are treated as present for quorum purposes.

Broker Non-Votes

Generally, broker non-votes occur when shares held by a broker, bank, or other nominee in "street name" for a beneficial owner are not voted with respect to a particular proposal because the broker, bank, or other nominee (1) has not received voting instructions from the beneficial owner and (2) lacks discretionary voting power to vote those shares with respect to that particular proposal. "Broker non-votes" are treated as present for purposes of determining a quorum but are not counted as withheld votes, votes against the matter in question, or as abstentions, nor are they counted in determining the number of votes present for a particular matter.

Under rules of the New York Stock Exchange ("NYSE"), which apply to us, the election of directors (Proposal 1), the amendment of the 2006 Equity Incentive Plan (Proposal 2) and the advisory vote on compensation of our named executive officers (Proposal 3) are matters on which a broker may not vote without your instructions. Therefore, if you do not provide instructions to the record holder of your shares with respect to these proposals, your shares will not be voted on these "non-routine" matters. The ratification of the appointment of our independent registered public accounting firm (Proposal 4) is a routine item under NYSE rules. As a result, brokers who do not receive instructions as to how to vote on that matter generally may vote on that matter in their discretion.

If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how you wish your shares to be voted so you may participate in the shareholder voting on these important matters.

Voting Requirements

The number of votes required to approve each of the proposals that are scheduled to be presented at the meeting is as follows:

Proposal	Required Vote
• Election of directors.	• A plurality of the votes cast is required for the election of directors; accordingly the eight nominees receiving the highest number of votes "FOR" will be elected even if any nominee receives less than a majority of the votes cast. Abstentions will have no effect on the election of directors.
• Amendment to the 2006 Equity Incentive Plan.	• The affirmative vote of the majority of shares present in person or represented by proxy and entitled to vote on the matter. Abstentions will have the same effect as a vote "Against" the matter.
• Advisory vote on compensation of named executive officers.	• The affirmative vote of the majority of shares present in person or represented by proxy and entitled to vote on the matter. Abstentions will have the same effect as a vote "Against" the matter.
• Ratification of appointment of Ernst & Young LLP as VeriFone's independent registered public accounting firm.	• The affirmative vote of the majority of shares present in person or represented by proxy and entitled to vote on the matter. Abstentions will have the same effect as a vote "Against" the matter.

Proxy Solicitation

VeriFone will pay the costs of soliciting proxies. In addition to the use of mails, proxies may be solicited by personal or telephone conversation, facsimile, electronic communication, posting on VeriFone's website, http://www.verifone.com, and by the directors, officers and employees of VeriFone, for which they will not receive additional compensation. VeriFone has also retained MacKenzie Partners, Inc. to aid in the distribution and solicitation of proxies for an estimated fee of $17,500, plus its reasonable out-of-pocket expenses. VeriFone may reimburse brokerage firms and other owners representing beneficial owners of shares for their reasonable expenses in forwarding solicitation materials to such beneficial owners.

Proxies and ballots will be received and tabulated by the inspector of election for the Annual Meeting. The inspector of election will treat shares of common stock represented by a properly signed and returned proxy as present at the meeting for purposes of determining a quorum, whether or not the proxy is marked as casting a vote or abstaining or withholding on any or all matters.

Revocation of Proxies

The shares represented by valid proxies received and not revoked will be voted at the Annual Meeting. If you execute and return the enclosed proxy card but do not give instructions, your shares will be voted as follows: "FOR" the election of all of our director nominees (Proposal 1), "FOR" the amendment to the 2006 Equity Incentive Plan (Proposal 2), "FOR" the advisory vote on compensation of our named executive officers (Proposal 3), "FOR" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending October 31, 2013 (Proposal 4) and otherwise in accordance with the judgment of the persons voting the proxy on any other matter properly brought before the Annual Meeting and any adjournments or postponements thereof.

A proxy may be revoked at any time before it is voted by (i) delivering a written notice of revocation to our Secretary at c/o VeriFone Systems, Inc., 2099 Gateway Place, Suite 600, San Jose, CA, 95110, (ii) subsequently submitting a duly executed proxy bearing a later date than that of the previously submitted proxy (including by submission over the Internet), or (iii) attending the Annual Meeting and voting in person. Attending the Annual Meeting without voting will not revoke your previously submitted proxy.

Stockholder Proposals for the 2014 Annual Meeting

Our stockholders may submit proposals that they believe should be voted upon at our 2014 Annual Meeting of Stockholders.

In the event a stockholder wishes to have a proposal considered for presentation at our 2014 Annual Meeting and included in our proxy statement and form of proxy used in connection with such meeting, the proposal must be forwarded to our Secretary so that it is received no later than January 8, 2014, which is the date 120 calendar days prior to the anniversary of the mailing date of the proxy statement for the 2013 Annual Meeting. Any such proposal must comply with the requirements of Rule 14a-8.

Under our bylaws, if a stockholder, rather than including a proposal in the proxy statement as discussed above, seeks to propose business for consideration at that meeting, notice must be received by our Secretary at our principal offices at 2099 Gateway Place, Suite 600, San Jose, CA, 95110, not less than 90 days prior to the first anniversary of the preceding year's Annual Meeting. However, in the event that the date of the 2014 Annual Meeting is advanced by more than 30 days, or delayed by more than 60 days from such anniversary date, notice by the stockholder, to be timely, must be so delivered not earlier than the close of business on the later of the 90th day prior to such meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

DIRECTOR INDEPENDENCE AND CORPORATE GOVERNANCE

Director Independence

For a member of our Board to be considered independent under NYSE rules, the Board must determine that the director does not have a material relationship (as described below) with us and/or our consolidated subsidiaries (either directly or as a partner, stockholder, or officer of an organization that has a relationship with any of those entities).

Our Board has undertaken a review of our directors' independence in accordance with standards that the Board and the Corporate Governance and Nominating Committee have established to assist the Board in making independence determinations. Any relationship listed under the heading "*Material Relationships*" below will, if present, be deemed material for the purposes of determining director independence. If a director has any relationship that is considered material, the director will not be considered independent. Any relationship listed under the heading "*Immaterial Relationships*" below will, if present, be considered categorically immaterial for the purpose of determining director independence. Multiple "Immaterial Relationships" will not collectively create a material relationship that would cause the director to not be considered independent. In addition, the fact that a particular relationship is not addressed under the heading "*Immaterial Relationships*" will not automatically cause a director to not be independent. If a particular relationship is not addressed under the standards established by the Board, the Board will review all of the facts and circumstances of the relationship to determine whether or not the relationship, in the Board's judgment, is material.

The Board has determined that Mr. Alspaugh, Dr. Denend, Mr. Hart, Mr. Henske, Ms. Millard, Mr. Raff, Mr. Rinehart (who served as a director until June 27, 2012) and Mr. Stiefler are independent under NYSE rules. Effective March 13, 2013, Mr. Bergeron resigned as our Chief Executive Officer and Mr. McGinn was appointed interim Chief Executive Officer. Until his appointment as our interim Chief Executive Officer, Mr. McGinn was also an independent director under NYSE rules, as determined by the Board, and served as Chairman of the Board of Directors and a member of the Corporate Governance and Nominating Committee of the Board. Mr. McGinn continues to serve as a director, but effective as of his appointment as interim Chief Executive Officer, he has stepped down as Chairman of the Board and as a member of the Corporate Governance and Nominating Committee. Dr. Denend, who has served as a director since January 2005, was appointed interim Chairman of the Board. During Mr. McGinn's service as interim Chief Executive Officer, he will not be considered independent; however, under our policy regarding director independence determination, the employment of a director on an interim basis as Chief Executive Officer (or other executive officer position) of VeriFone shall not disqualify a director for being considered independent after ending that employment.

Material Relationships

Any of the following shall be considered material relationships that would prevent a director from being determined to be independent:

Auditor Affiliation. The director is a current partner or employee of our internal or external auditor; a member of the director's immediate family (including the director's spouse; parents; children; siblings; mothers-, fathers-, brothers-, sisters-, sons and daughters-in-law; and anyone who shares the director's home, other than household employees) is a current employee of such auditor who participates in the firm's audit, assurance, or tax compliance (but not tax planning) practice or a current partner of such auditor; or the director or an immediate family member of the director was a partner or employee of such a firm and personally worked on our audit within the last five years.

Business Transactions. The director is an employee of another entity that, during any one of the past five years, received payments from us, or made payments to us, for property or services that exceeded the greater of $1 million or 2% of the other entity's annual consolidated gross revenues, or a member of the director's immediate family has been an executive officer of another entity that, during any one of the past five years, received payments from us, or made payments to us, for property or services that exceeded the greater of $1 million or 2% of the other entity's annual consolidated gross revenues.

Employment. The director was our employee at any time during the past five years or a member of the director's immediate family was one of our executive officers in the prior five years.

Interlocking Directorships. During the past five years, the director or an immediate family member of the director was employed as an executive officer by another entity where one of our current executive officers served at the same time on the Compensation Committee.

Other Compensation. A director or an immediate family member of a director received more than $120,000 per year in direct compensation from us, other than director and committee fees, in the past five years.

Investment Banking or Consulting Services. A director is a partner or officer of an investment bank or consulting firm that performs substantial services to us on a regular basis.

Immaterial Relationships

The following relationships shall be considered immaterial for purposes of determining director independence:

Affiliate of Stockholder. A relationship arising solely from a director's status as an executive officer, principal, equity owner, or employee of an entity that is one of our stockholders.

Certain Business Transactions. A relationship arising solely from a director's status as an executive officer, employee or equity owner of an entity that has made payments to or received payments from VeriFone for property or services shall not be deemed a material relationship or transaction that would cause a director not to be independent so long as the payments made or received during any one of such other entity's last five fiscal years are not in excess of the greater of $1 million or 2% of such other entity's annual consolidated gross revenues.

Director Fees. The receipt by a director from us of fees for service as a member of the Board and committees of the Board.

Other Relationships. Any relationship or transaction that is not covered by any of the standards listed above in which the amount involved does not exceed $25,000 in any fiscal year shall not be deemed a material relationship or transaction that would cause a director not to be independent. Notwithstanding the foregoing, no relationship shall be deemed categorically immaterial pursuant to this section to the extent that it is required to be disclosed in SEC filings under Item 404 of the SEC's Regulation S-K.

Corporate Governance Guidelines

Our Board has adopted corporate governance guidelines that provide the framework within which the Board directs our corporate governance. Our Corporate Governance and Nominating Committee reviews these guidelines annually and recommends changes to the Board for approval as appropriate. Our corporate governance guidelines are available on the Investor Relations section of our website, *http://ir.verifone.com/*, and are available in print to any stockholder who requests it.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics, which is available on the Investor Relations section of our website, *http://ir.verifone.com/*, and is available in print to any stockholder who requests it. The Code of Business Conduct and Ethics applies to all of our employees, officers and directors. We will post any amendments to or waivers from a provision of our Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions and that relates to any element of the "code of ethics" definition set forth in Item 406(b) of Regulation S-K of the SEC at *http://ir.verifone.com/*.

Director Attendance at Meetings

Although our Board recognizes that conflicts may occasionally prevent a director from attending a Board or stockholder meeting, the Board expects each director to make every reasonable effort to keep such absences to a minimum. During fiscal year 2012, each of our directors attended not less than 75% of the aggregate of the total number of meetings of the Board and the total number of meetings held by the committees of the Board on which such director served (during the periods of such service). At the 2012 Annual Meeting of Stockholders, all of our directors standing for re-election were in attendance. In fiscal year 2012, the Board held a total of seven meetings.

Executive Sessions

Non-employee directors meet in executive session without any management directors or employees present at each regularly scheduled Board meeting. The presiding director at these meetings is the Chairman of the Board. For the first half of fiscal year 2012 our Chairman of the Board was Charles Rinehart. Mr. Rinehart did not stand for re-election at our 2012 Annual Meeting of Stockholders on June 27, 2012 and, following the election of directors at the Annual Meeting, the Board of Directors appointed Mr. McGinn as Chairman of the Board. Mr. McGinn was appointed as interim Chief Executive Officer following Mr. Bergeron's resignation as our Chief Executive Officer on March 12, 2013. In connection with his appointment as interim Chief Executive Officer, Mr. McGinn stepped down as Chairman of the Board and Dr. Denend was appointed interim Chairman of the Board.

Communications with Directors

Any interested party may direct communications to individual directors, including the presiding director, to a board committee, the independent directors as a group or to the Board as a whole, by addressing the communication to the named individual, to the committee, the independent directors as a group or to the Board as a whole c/o Secretary, VeriFone Systems, Inc., 2099 Gateway Place, Suite 600, San Jose, CA, 95110. Our Secretary or an Assistant Secretary will review all communications so addressed and will relay to the addressee(s) all communications determined to relate to our business, management or governance.

Committees of our Board of Directors

Our Board has an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee.

Audit Committee

Our Board has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. Our Board has adopted an Audit Committee charter, which is available on the Investor Relations section of our website at *http://ir.verifone.com/*, and is available in print to any stockholder who requests it, and defines the Audit Committee's purposes to include:

- Overseeing the compensation for and supervising our independent registered public accounting firm;
- Reviewing our internal accounting procedures, systems of internal controls and financial statements;
- Reviewing and approving the services provided by our internal auditors and independent registered public accounting firm, including the results and scope of their audits; and
- Reviewing and approving all related party transactions.

The Audit Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the Audit Committee. The Audit Committee may, in its discretion, delegate to one or more of its members the authority to pre-approve any audit or non-audit services to be performed by the independent auditors, provided that any pre-approvals made under delegated authority are presented to the Audit Committee at its next scheduled meeting.

In fiscal year 2012, our Audit Committee met nine times, and met in executive session without management present at each such meeting. Our Board and our Corporate Governance and Nominating Committee have determined that each member of the Audit Committee is "independent" within the meaning of the rules of both the NYSE and the SEC.

The report of the Audit Committee is included in this Proxy Statement under "Report of the Audit Committee."

Compensation Committee

Our Board has adopted a Compensation Committee charter, which is available on the Investor Relations section of our website at *http://ir.verifone.com/,* and is available in print to any stockholder who requests it, and defines the Compensation Committee's purposes to include:

- Reviewing and approving corporate goals and objectives relevant to the compensation of our CEO, evaluating our CEO's performance in light of those goals and objectives and, either as a committee or together with the other independent directors (as directed by the Board), determining and approving our CEO's compensation level based on this evaluation;
- Making recommendations to the Board with respect to non-CEO compensation, incentive compensation plans, and equity-based plans, including the VeriFone Bonus Plan and the 2006 Equity Incentive Plan, overseeing the activities of the individuals responsible for administering these plans, and discharging any responsibilities imposed on the Compensation Committee by any of these plans;
- Approving any new equity compensation plan or any material change to an existing plan where stockholder approval has not been obtained;
- Overseeing, in consultation with management, regulatory compliance with respect to compensation matters, including overseeing our policies on structuring compensation programs to preserve tax deductibility, and, as and when required, establishing performance goals and certifying that performance goals have been attained for purposes of Section 162(m) of the U.S. Internal Revenue Code ("IRC");
- Making recommendations to the Board with respect to any severance or similar termination payments proposed to be made to any of our current or former officers; and
- Preparing an annual Report of the Compensation Committee for inclusion in our annual proxy statement.

The Compensation Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to such standing or *ad hoc* subcommittees as it may determine to be necessary or appropriate for the discharge of its responsibilities, as long as the subcommittee contains at least the minimum number of directors necessary to meet any regulatory requirements.

In fiscal year 2012, our Compensation Committee met five times, and met in executive session without management present at each such meeting.

Our Board and our Corporate Governance and Nominating Committee have determined that each member of the Compensation Committee is "independent" within the meaning of the rules of both the NYSE and the SEC.

The report of the Compensation Committee is included in this Proxy Statement under "Compensation Committee Report."

Corporate Governance and Nominating Committee

Our Board has adopted a Corporate Governance and Nominating Committee charter, which is available on the Investor Relations section of our website at *http://ir.verifone.com/* and is available in print to any stockholder who requests it. Our Corporate Governance and Nominating Committee charter defines the Corporate Governance and Nominating Committee's purposes to include:

- Making recommendations to the Board from time to time as to changes that the Corporate Governance and Nominating Committee believes to be desirable to the size of the Board or any committee thereof;
- Identifying and evaluating individuals believed to be qualified to become Board members, consistent with criteria approved by the Board, and selecting, or recommending to the Board, the nominees to stand for election as directors at the annual meeting of stockholders or, if applicable, at a special meeting of stockholders;
- Developing and recommending to the Board, standards to be applied in making determinations as to the absence of material relationships between VeriFone and a director;
- Identifying Board members qualified to fill vacancies on any committee of the Board (including the Corporate Governance and Nominating Committee) and recommending that the Board appoint the identified member or members to the respective committee;
- Establishing procedures for the Corporate Governance and Nominating Committee to exercise oversight of the evaluation of the Board and management;
- Developing and recommending to the Board a set of corporate governance principles applicable to VeriFone and reviewing those principles at least once a year; and
- Assisting management in the preparation of the disclosure in our annual proxy statement regarding the operations of the Corporate Governance and Nominating Committee.

Our Corporate Governance and Nominating Committee has not established specific minimum education, experience, or skill requirements for potential members, but, in general, expects that qualified candidates will have high-level managerial experience in a complex and global organization, and will be able to represent the interests of the stockholders as a whole and not just certain special interest groups or constituencies. The Corporate Governance and Nominating Committee considers each candidate's judgment, skill, diversity and professional experience with businesses and other organizations of comparable size in the context of the needs of the Board, the interplay of the candidate's experience with the experience of other Board members, and the extent to which the candidate would be a desirable addition to the Board and any committees of the Board. At this stage of our development, relevant experiences include, among other things, large-company CEO experience, senior management experience in the payments industry, senior-level experience at multi-national companies with oversight over international operations and financial, accounting expertise and executive-level experience in strategic markets for us, such as media. In addition, each candidate is expected to contribute positively to the existing chemistry and collaborative culture among Board members and must have the time and ability to make a constructive contribution to the Board. The Corporate Governance and Nominating Committee also values work ethic, leadership, problem-solving skills and diversity in selecting nominees to serve on the Board, and is committed to actively seeking out highly qualified individuals to contribute to the diversity of the pool from which Board nominees are chosen. Although the Corporate Governance and Nominating Committee does not have a formal policy on diversity, the Corporate Governance and Nominating Committee broadly construes diversity to mean a variety of opinions, perspectives, expertise, personal and professional experiences and backgrounds (including gender, race and ethnicity), as well as other differentiating characteristics. Our Board and each of the committees of the Board engage in an annual self-evaluation that includes an evaluation of diversity of the Board, and the Corporate Governance and Nominating Committee discusses the value of diversity during its annual review of Board composition.

The Corporate Governance and Nominating Committee has generally identified nominees based upon suggestions by directors, management, outside consultants, including third-party search firms, and stockholders.

Before considering any nominee, the Corporate Governance and Nominating Committee makes a preliminary determination as to the need for additional members of the Board. If a need is identified, members of the Corporate Governance and Nominating Committee discuss and evaluate possible candidates in detail and suggest individuals to explore in more depth. Once a candidate is identified for further consideration, members of the Corporate Governance and Nominating Committee, as well as other members of the Board and management as appropriate, interview the nominee. After completing this evaluation, the Corporate Governance and Nominating Committee makes a recommendation and refers the nominee to the full Board for consideration. The Corporate Governance and Nominating Committee will consider candidates recommended by stockholders in the same manner as other candidates. Stockholders may nominate candidates for director in accordance with the advance notice and other procedures contained in our Bylaws.

The Corporate Governance and Nominating Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the Corporate Governance and Nominating Committee.

In fiscal year 2012, our Corporate Governance and Nominating Committee met four times, and met in executive session without management present at each such meeting.

Our Board and our Corporate Governance and Nominating Committee have determined that each member of the Corporate Governance and Nominating Committee is "independent" within the meaning of the rules of both the NYSE and the SEC.

The report of the Corporate Governance and Nominating Committee is included in this Proxy Statement under "Report of the Corporate Governance and Nominating Committee."

Director Stock Ownership Guidelines

In March 2010, the Board adopted stock ownership guidelines for our directors. These guidelines require each non-employee director to own a minimum number of shares of our common stock equal to approximately three times the annual director retainer of $55,000. Under these guidelines, only vested restricted stock units and owned stock count toward the ownership level, and directors have a five year period over which to achieve the target ownership level. The Board also adopted stock ownership guidelines for our named executives as described under *"Compensation Discussion and Analysis"—"Compensation Program."*

OUR BOARD OF DIRECTORS

Board Leadership Structure

Under our current Corporate Governance Guidelines, the Board is free to select its Chairman and our Chief Executive Officer in the manner it considers to be in our best interests at any given point in time. Since 2008 the positions of Chairman of the Board and Chief Executive Officer have been held by separate persons. The Board believes that this structure is appropriate for us because it allows our Chief Executive Officer to focus his time and energy on leading our key business and strategic initiatives while the Board focuses on oversight of management, overall enterprise risk management and corporate governance. The Board and its committees meet throughout the year on a set schedule, usually at least once a quarter, and also hold special meetings from time to time. Agendas and topics for Board and committee meetings are developed through discussions between management and members of the Board and its committees. Information and data that are important to the issues to be considered are distributed in advance of each meeting. Board meetings and background materials focus on key strategic, operational, financial, governance and compliance matters applicable to us, including the following:

- Reviewing quarterly our business, operations and performance;
- Reviewing progress of strategic initiatives and longer-term strategic and business plans;
- Reviewing key product, market, industry and competitive issues;

- Reviewing and approving material investments or acquisitions, strategic transactions and other significant transactions that are not in the ordinary course of business;
- Overseeing our compliance with legal and regulatory requirements;
- Overseeing our financial results;
- Overseeing overall insurance structure and policies, including director and officer insurance levels;
- Overseeing our enterprise risk management strategy;
- Evaluating the performance of the Board and reviewing and determining the qualifications of directors and mix of expertise and other attributes of directors, including the financial expertise of members of the Audit Committee;
- Reviewing and determining the independence of our directors, the appointment of the Chairman of the Board and the selection of Board committee members;
- Selecting and approving director nominees; and
- Reviewing and approving director compensation, executive compensation and overall compensation plans.

Board's Role in Risk Oversight

The Board executes its risk management responsibility directly and through its committees. As set forth in its charter and annual work plan, our Audit Committee has primary responsibility for overseeing our enterprise risk management process. The Audit Committee receives updates and discusses individual and overall risk areas during its meetings, including financial risk assessments, operations risk management policies, major financial risk exposures, exposures related to compliance with legal and regulatory requirements, and management's actions to monitor and control such exposures. Our Vice President of Internal Audit reviews with the Audit Committee our annual operational risk assessment results and at least once each quarter the results of internal audits, including the adequacy of internal controls over financial reporting. Our Vice President of Internal Audit and Chief Information Officer report to the Audit Committee on information systems controls and security. Throughout each fiscal year, the Audit Committee invites appropriate members of management to its meeting to provide enterprise-level reports relevant to the Audit Committee's oversight role, including adequacy and effectiveness of management reporting and controls systems used to monitor adherence to policies and approved guidelines, information systems, treasury, insurance structure and coverage, tax structure and planning, worldwide disaster recovery planning and the overall effectiveness of our operations risk management policies. The Audit Committee is generally scheduled to meet at least twice a quarter, and generally covers one or more areas relevant to its risk oversight role in at least one of these meetings. At each meeting, the Audit Committee also reviews with Mr. Liu, who serves as our General Counsel and Chief Compliance Officer, any significant compliance matters, including matters raised through internal audit reviews and our alert line.

Our Compensation Committee oversees risks associated with our compensation policies and practices with respect to both executive compensation and compensation generally. In establishing and reviewing our executive compensation program, including consultations with independent compensation experts, our Compensation Committee intends that the program does not encourage unnecessary or excessive risk taking. Our compensation program utilizes a mix of base salary and short-term and long-term incentive awards to align our executive compensation with our success, particularly with respect to financial performance and stockholder return. The Compensation Committee sets the amount of our executives' base salaries at the beginning of each fiscal year. A substantial portion of bonus amounts are tied to overall corporate performance and stockholder return, and total bonuses represent a relatively small percentage of an executive officer's total compensation opportunities. Compensation provided to the executive officers also includes a substantial portion in the form of long-term equity awards that help further align executives' interests with those of our stockholders. Similarly, the compensation programs for employees generally consist of base salary and a mix of performance-based bonus opportunities and long-term equity incentives designed to focus on creating long-term shareholder value and not to encourage the taking of short-term risks at the expense of long-term results. In general, bonus opportunities are capped and may be reduced at our discretion based on individual performance. Our Compensation Committee believes that these awards do not encourage unnecessary or excessive risk-taking because the ultimate value of the awards is tied to our financial performance and because awards are staggered and subject to long-term vesting schedules to help ensure that executives have significant value tied to long-term stock price performance.

Our Corporate Governance and Nominating Committee oversees risks related to our overall corporate governance, including development of corporate governance principles applicable to us, evaluation of federal securities laws and regulations with respect to our insider trading policy, development of standards to be applied in making determinations as to the absence of material relationships between us and a director and formal periodic evaluations of the Board and management. Our Corporate Governance and Nominating Committee seeks to align our governance practices with best practices among peer companies and considers recommendations by shareholder advisory organizations with respect to corporate governance.

Reports delivered by all of our committee chairmen on at least a quarterly basis keep the Board abreast of its committees' risk oversight and other activities.

Adoption of Majority Voting Provision

In considering best practices of corporate governance among peer companies and governance practices recommended by shareholder advisory organizations and supported by our stockholders, our Corporate Governance and Nominating Committee has recommended, and our Board has approved, the adoption of a majority voting bylaws and corporate governance guidelines provision which will become effective immediately following the close of our 2013 Annual Meeting of Stockholders.

We are amending our bylaws and Corporate Governance Guidelines to provide that in an uncontested election of directors, each director shall be elected by the vote of the majority of the votes cast (meaning the number of shares voted "for" a nominee must exceed the number of shares voted "against" such nominee), and in a contested election, each director shall be elected by a plurality of the votes cast. A contested election shall be an election for which our Corporate Secretary determines that the number of director nominees exceeds the number of directors to be elected as of the date that is ten days preceding the date we first mail our notice of meeting for such meeting to stockholders. Under the amended Corporate Governance Guidelines, any nominee in an uncontested election who receives a greater number of "against" votes than "for" votes shall promptly tender his or her resignation following certification of the vote. The Corporate Governance and Nominating Committee shall consider the resignation offer and shall recommend to the Board the action to be taken. In considering whether to recommend accepting or rejecting the tendered resignation, the Corporate Governance and Nominating Committee will consider all factors that it deems relevant including, but not limited to, any reasons stated by stockholders for their "withheld" votes for election of the director, the length of service and qualifications of the director, our Corporate Governance Guidelines and the director's overall contributions as a member of our Board. The Board will consider these and any other factors it deems relevant, as well as the Corporate Governance and Nominating Committee's recommendation, when deciding whether to accept or reject the tendered resignation. Any director whose resignation is under consideration shall not participate in the Corporate Governance and Nominating Committee deliberation and recommendation regarding whether to accept the resignation. The Board shall take action within 90 days following certification of the vote, unless a longer period of time is necessary in order to comply with any applicable NYSE or SEC rule or regulation, in which event the Board shall take action as promptly as is practicable while satisfying such requirements. We will promptly disclose the decision and the reasons therefor in a Current Report on Form 8-K furnished to the SEC.

Biographical Information Regarding Our Current Directors

Certain biographical information regarding our current directors is set forth below. In each individual's biography we have highlighted specific experience, qualifications, and skills that led the Board to conclude that each individual should continue to serve as a director of our Board. In addition to these specific attributes, all of our directors have public company leadership experience, significant expertise in one or more areas of importance to our business and have high-level managerial experience in relatively complex organizations or are accustomed to dealing with complex problems. We believe all of our directors are individuals of high character and integrity, are able to work well with others, and have sufficient time to devote to the affairs of our company.

Robert W. Alspaugh. Mr. Alspaugh, age 66, has served as a director since September 2008. From 2002 to 2006, Mr. Alspaugh served as Chief Executive Officer of KPMG International and from 1998 to 2002, Mr. Alspaugh served as Deputy Chairman and Chief Operating Officer of KPMG's U.S. Practice. He joined KPMG in the Denver office in 1969 and was elected partner in 1978. In addition to providing more than ten years of service on the management committee and four years on the board of directors of KPMG, Mr. Alspaugh served on the board of KPMG International and was responsible for implementing the strategy of the global organization, which included member firms in 150 countries and more than 100,000 employees. Mr. Alspaugh holds a BBA degree (*summa cum laude*) in accounting from Baylor University. Mr. Alspaugh is currently a member of the boards of directors of Ball Corp., a supplier of metal and plastic packaging for beverages, food and household products, and of aerospace technologies and services to defense and civilian government agencies and Autoliv, Inc., a developer, manufacturer and supplier of safety systems to the automotive industry. Mr. Alspaugh also serves on the boards of directors of DSG Technologies, Inc. and Triton Container International, Ltd., both privately-held companies. Among other skills and qualifications, Mr. Alspaugh brings to our Board substantial global financial management and accounting expertise which is relevant to our business and has led the Board to determine that he is an "audit committee financial expert" as defined by the SEC. Additionally, Mr. Alspaugh's extensive global management and leadership experience is relevant to his oversight role on our Audit Committee given the global nature of our operations and the related complexities. Mr. Alspaugh serves on our Audit Committee and our Corporate Governance and Nominating Committee. Mr. Alspaugh serves as the chairman of the audit committees of Triton Container, Autoliv and Ball Corp. He also serves on the compliance committee for Autoliv and the finance committee for Ball Corp.

Leslie G. Denend. Dr. Denend, age 72, has served as interim non-executive Chairman of our Board since March 12, 2013 and as a director since January 2005. Dr. Denend was President of Network Associates, Inc., from December 1997 until May 1998. Since 1998, Dr. Denend has served on the boards of numerous public and private companies. Dr. Denend also was President and CEO of Network General Corporation from February 1993 until December 1997 and Chairman, President and CEO of Vitalink Communications Corporation from October 1990 until its acquisition by Network Systems Corp. in June 1991. Dr. Denend remained as a business unit president at Network Systems Corp. until December 1992. He was Executive Vice President at 3Com Corporation from January 1989 until October 1990. He was also a partner in McKinsey and Company from December 1984 until January 1989. Dr. Denend served as Executive Assistant to the Executive Director of the Council on International Economic Policy in the Executive Office of the President from August 1974 until August 1975, as a member of the National Security Council Staff from June 1977 until 1979, when he became the Special Assistant to the Assistant to the President for National Security Affairs, until January 1981. Dr. Denend also served as Deputy Director of the Cabinet Council on Economic Affairs from May 1982 until June 1983. Dr. Denend earned a Ph.D. and an M.B.A. from Stanford University and a B.S. from the U.S. Air Force Academy. He currently serves as a director and as chairman of the Compensation Committee of Exponent, Inc., an engineering and scientific consulting firm. Previously, from June 1995 through March 2011, Dr. Denend served on the board of directors and compensation committee (as chairman) of McAfee, Inc. (now wholly owned by Intel Corporation). Dr. Denend brings to our Board, among other skills and qualifications, extensive board-level experience over his career and valuable insight on strategic development, operational and executive compensation matters. Dr. Denend's substantial experience as CEO and in other senior executive positions at a number of high technology companies is particularly relevant to our Board and management team. Dr. Denend is the Chairman of the Compensation Committee of our Board and also serves on our Audit Committee.

Alex W. (Pete) Hart. Mr. Hart, age 72, has served as a director since July 2006. Mr. Hart has been an independent consultant to the financial services industry since November 1997. From August 1995 to November 1997, he served as Chief Executive Officer and from March 1994 to August 1995 as Executive Vice Chairman of

Advanta Corporation, a diversified financial services company. From 1988 to 1994, he was President and Chief Executive Officer of MasterCard International, the worldwide payment service provider. Mr. Hart holds a bachelor degree in social relations from Harvard University. He is currently a member of the boards of directors of Global Payments, Inc., a payment services company (since February 2001) and Mitek Systems, Inc., a mobile video technology company (since December 2010). Mr. Hart also serves as a director and member of the compensation committee for Solicore, Inc., a private company that develops and manufactures embedded power solutions. From April 2001 until April 2012, Mr. Hart served as Chairman of the Board and a director of SVB Financial Corp. Mr. Hart also previously served on the board of directors and compensation committee of FICO, Inc., a predictive software company. Among other skills and qualifications, Mr. Hart has been an active participant in the payments and financial services industry for more than 40 years including as senior executive, director and consultant, and further, Mr. Hart's payments industry experience ranges from executive roles at banks, issuers, acquirers and card associations, all of which provide unique insight into our business operations and strategy. The wide spectrum of Mr. Hart's business and professional experience within the payments industry strongly complements the attributes of our other directors. Mr. Hart is the Chairman of our Corporate Governance and Nominating Committee. He also serves on the governance committees of Global Payments (as chairman) and Mitek, and on the compensation committees of Global Payments and Mitek (as chairman).

Robert B. Henske. Mr. Henske, age 51, has served as a director since January 2005. Mr. Henske has served as a Managing Director of Hellman & Friedman LLC since July 2007. From May 2005 until July 2007, he served as Senior Vice President and General Manager of the Consumer Tax Group of Intuit Inc. He was Intuit's Chief Financial Officer from January 2003 to September 2005. Prior to joining Intuit, he served as Senior Vice President and Chief Financial Officer of Synopsys, Inc., a supplier of electronic design automation software, from May 2000 until January 2003. From January 1997 to May 2000, Mr. Henske was a partner at Oak Hill Capital Management, a Robert M. Bass Group private equity investment firm. He holds a B.Sc. degree in Chemical Engineering from Rice University and an M.B.A. (with distinction) in Finance and Strategic Management from The Wharton School at the University of Pennsylvania. Mr. Henske currently serves on the board of a number of private companies including Associated Materials LLC, as well as chairman of the boards of directors of Ellucian (formerly Datatel, Inc.), and OpenLink Financial. Mr. Henske was previously a member of the boards of directors of Goodman Global, Inc., Activant Solutions, Inc. (as chairman), Iris Software Ltd. (as chairman), Williams Scotsman, Grove Worldwide, Reliant Building Products and American Savings Bank. In addition to other skills and qualifications, Mr. Henske brings to our Board significant finance and accounting experience through his former roles as Chief Financial Officer of large, global companies in the high technology industry. Mr. Henske's leadership and management experiences, including his service as a director and committee member on the boards of a number of companies, provide valuable insight on dynamics and operation of the Board, particularly in its oversight role. Mr. Henske is Chairman of our Audit Committee, is one of our Audit Committee financial experts and serves on our Compensation Committee. Mr. Henske is also on the audit and compensation committees of OpenLink Financial, Associated Materials LLC and Ellucian.

Richard A. McGinn. Mr. McGinn, age 66, has served as our interim CEO since March 12, 2013 and as a director since December 2008. From June 27, 2012 to March 12, 2013, Mr. McGinn served as non-executive Chairman of the Company's Board of Directors. Mr. McGinn is a Senior Advisor at RRE Ventures, an investment advisory and venture capital firm, and a general partner with MR Investment Partners, an investment advisory private equity firm. Mr. McGinn joined RRE Ventures as a Senior Advisor in August 2001. From October 1997 to October 2000, he served as the Chief Executive Officer of Lucent Technologies Inc., a telecommunications equipment provider which he joined in February 1996, and at which he was President and Chief Operating Officer from February 1996 to October 1997. Prior to Lucent, Mr. McGinn served in various executive level positions at AT&T, a telecommunications service provider, including as Chief Executive Officer of AT&T Network Systems. Mr. McGinn holds a B.A. from Grinnell College. Mr. McGinn is currently a member of the board of directors of American Express Co., a financial services company. Previously, from January 2003 to November 2011, Mr. McGinn served on the board of directors of Viasystems Group, Inc., a provider of complex multi-layer printed circuit boards and electro-mechanical solutions. Mr. McGinn brings to our Board, among other skills and qualifications, core business skills and insight into operations and management of large, global companies drawn from his senior executive roles at multi-national companies, including as Chief Executive Officer. Our Board values Mr. McGinn's expertise in the communications, networking and technology industries. He also serves on the compensation and nominating committees of American Express.

Wenda Harris Millard. Ms. Millard, age 58, has served as a director since September 2012. Ms. Millard is President and Chief Operating Officer of MediaLink LLC ("MediaLink"), an advisory firm that provides critical counsel and strategic direction to the media, marketing, advertising, entertainment and technology industries. Ms. Millard joined MediaLink in April 2009. Previously, Ms. Millard served as President of Media for Martha Stewart Living Omnimedia, Inc. from July 2007 to April 2009, and as its Co-Chief Executive Officer from June 2008 to April 2009. From 2001 to 2007, Ms. Millard was Chief Sales Officer of Yahoo! Inc., overseeing the company's advertising and marketing services. Prior to 2007, Ms. Millard served in a number of executive positions in publishing, advertising and online media, including as President, Ziff Davis Internet, Inc. and Chief Internet Officer, Ziff Davis; Executive Vice President and General Manager, Network/Media of DoubleClick Inc.; President of Standard Rate & Data Service; Senior Vice President and Publisher of Family Circle Magazine for The New York Times Company; and as Executive Vice President and Publisher of Adweek Magazines. Ms. Millard holds a B.A. from Trinity College and an M.B.A. from the Harvard Business School. She currently also serves on the board of Millennial Media, Inc., a digital and mobile media advertising business, where she has served as a director since May 2009, and is a member of its compensation committee. Ms. Millard previously served on the boards of True North Communications Inc., a global advertising and communications company (formerly listed on the NYSE under the ticker "TNO" and acquired by The Interpublic Group of Companies in 2001) and Martha Stewart Living Omnimedia. In addition, she is a member of the board of the James Beard Foundation and previously has also served as Chairman of the Internet Advertising Bureau. Among other skills and qualifications, Ms. Millard is a seasoned executive with over thirty years in the publishing, advertising and online world. She is one of the early pioneers of internet advertising with demonstrated ability to drive growth and innovation in advertising and online media, including her contributions at DoubleClick, Ziff Davis, Yahoo! and Martha Stewart Living Omnimedia, which the Board believes will be a valuable resource as we continue to expand activities of our payment-enabled media businesses and other strategic initiatives in advertising and digital media. Ms. Millard has served on our Compensation Committee since the date of her appointment to our board.

Eitan Raff. Mr. Raff, age 71, has served as a director since October 2007. Mr. Raff currently serves as a financial consultant to Wolfson Clore Mayer Ltd. and as a senior advisor to Morgan Stanley. Mr. Raff also serves on the board of directors of Alon USA Partners GP, LLC, a Delaware limited liability company that is owned by Alon USA Energy, Inc. and general partner of Alon USA Partners, LP, a Delaware limited partnership that owns and operates a crude oil refinery and markets and distributes petroleum products. Mr. Raff is also chairman of the public board of Youth Leading Change, a non-profit association, and previously served as the Accountant General (Treasurer) in the Israeli Ministry of Finance. Mr. Raff holds a B.A. and M.B.A. from the Hebrew University of Jerusalem and, in 2012, received a Doctor Philosophiae Honoris Causa from the Hebrew University of Jerusalem. Mr. Raff currently serves on the boards of directors of Israel Corp. Ltd. and a number of privately-held corporations. Mr. Raff previously served as chairman of the board of directors of Bank Leumi le Israel B.M., Bank Leumi USA and Bank Leumi UK plc from 1995 until 2010. Mr. Raff brings to the Board, among other skills and qualifications, extensive and in-depth experience within the financial services industry, as well as global and cultural aspects of operations and business management relevant to our strategic development. Additionally, Mr. Raff provides unique perspectives on corporate governance and administration based on his long tenure with Bank Leumi. Mr. Raff is a member of our Corporate Governance and Nominating Committee. He currently serves on the investment and capital structure committee of Israel Corp. and on the audit committee of Alon USA Partners GP, LLC. While serving on the Bank Leumi le Israel B.M. board, Mr. Raff served on a number of committees of the board of directors, including the committees on credit, finance, administration, conflicts of interest and risk management.

Jeffrey E. Stiefler. Mr. Stiefler, age 66, has served as a director since September 2008. Mr. Stiefler has been a senior leader and director of a number of companies, primarily in financial and business services. He was Venture Adviser of Emergence Capital Partners from 2008 to 2012. Mr. Stiefler was Chairman, President, and CEO of Digital Insight in August 2003, prior to the company's acquisition by Intuit in February 2007. From 1995 to 2003, Mr. Stiefler was an advisor to two private equity firms, McCown DeLeeuw and Co. and North Castle Partners. From 1993 to 1995, he was President and Director of American Express Company. He holds a B.A. from Williams College and M.B.A. from the Harvard Business School. Mr. Stiefler is a director of LPL Investment Holdings Inc., a provider of technology and infrastructure services to independent financial advisors and to financial institutions, and Vantiv, Inc., a provider of payment processing services. From August 2010 until the initial public offering of Vantiv, Inc. in March 2012, Mr. Stiefler served as a director of one of its subsidiaries. Previously, Mr. Stiefler served on the board of directors of Taleo Corporation, a provider of talent management solutions, until its acquisition by Oracle Corporation in April 2012. Mr. Stiefler also serves on the boards of a number of privately-held corporations, including LogicSource, a provider of outsourced print management services, Touch Commerce Corporation, a provider of online interaction optimization solutions, and SquareTrade, Inc., a provider of branded consumer warranty services. Previously, Mr. Stiefler has served as President and Chief Executive Officer of IDS (a subsidiary of American Express Company), Senior Vice President for Citicorp's Person-to-Person business unit, Vice Chairman of Walker Digital Corp., and director of a number of companies, including National Computer Systems, TeleSpectrum, Outsourcing Solutions, CRC Health, and Education Lending Group. He has been a guest lecturer at a number of leading business schools including Harvard and Wharton. Mr. Stiefler brings to the Board, among other skills and qualifications, expertise in business operations and infrastructure based on nearly two decades in senior executive positions in the financial and business services industry. The Board values the diversity of Mr. Stiefler's business experience, which ranges from venture-stage companies to mid-sized technology companies to large multinational companies, as well as his experiences as a lecturer in an educational setting. Mr. Stiefler serves on our Audit Committee and on our Compensation Committee. He also serves on the audit committee of LPL Investment Holdings, as chairman of the board and on the audit and governance committees of Vantiv, and as chairman of the boards and member of the compensation committees of LogicSource and Touch Commerce.

There are no family relationships among any directors, nominees or executive officers of VeriFone.

Committee Membership

The table below summarizes membership information for each of the Board committees as of May 8, 2013:

Director	Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee
Robert W. Alspaugh	✓	—	✓
Leslie G. Denend	✓	✓(Chairman)	—
Alex W. (Pete) Hart	—	—	✓(Chairman)
Robert B. Henske	✓(Chairman)	✓	—
Richard A. McGinn(1)	—	—	—
Wenda Harris Millard	—	✓	—
Eitan Raff	—	—	✓
Jeffrey E. Stiefler	✓	✓	—

✓= Member

(1) Effective as of Mr. McGinn's appointment as our interim Chief Executive Officer effective March 12, 2013, Mr. McGinn ceased his service as a member of our Corporate Governance and Nominating Committee.

Audit Committee Financial Expert

Our Board has determined that each of Robert W. Alspaugh and Robert B. Henske is qualified as an Audit Committee financial expert within the meaning of SEC regulations. In making this determination, the Board considered the following qualifications: (a) understanding of United States generally accepted accounting principles ("GAAP") and financial statements; (b) ability to assess the general application of GAAP to accounting for estimates, accruals and reserves; (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be raised by our financial statements, or experience actively supervising persons engaged in these activities; (d) understanding of internal control over financial reporting; and (e) understanding of Audit Committee functions.

Director Compensation

The Corporate Governance and Nominating Committee regularly reviews director compensation against peer group data and pay practices. In March 2012, the Board and the Corporate Governance and Nominating Committee conducted a periodic review of director compensation, which included an evaluation of peer group pay practices and recommendations by a third-party compensation consultant. The Corporate Governance and Nominating Committee sought to align director compensation with best practices of peer group companies, including implementation of director stock ownership guidelines. Following that review, and upon recommendation of the Corporate Governance and Nominating Committee, the Board approved the following changes for the compensation for our directors who are not our employees with effect from March 21, 2012: (1) an increase in the annual retainer from $45,000 to $55,000 for directors who are not our employees; (2) an increase in the target value of equity awards such that each incumbent director will be entitled to receive an annual equity award consisting of options to purchase shares of our common stock with a target value of $75,000 and restricted stock units with a target value of $75,000; and (3) removal of the separate equity award upon a director's initial appointment to the Board. In addition, the annual retainer for the Chairman of the Board was increased from $45,000 to $100,000 effective following our 2012 Annual Meeting of Stockholders on June 27, 2012.

Each non-employee director was entitled to receive an annual cash retainer and a meeting attendance fee for service on the Board and Board committees during fiscal year 2012 as follows:

Annual director retainer (effective through March 20, 2012)	$ 45,000
Annual director retainer (with effect from March 21, 2012)	$ 55,000
Chairman of the Board retainer (effective through June 26, 2012)(1)	$ 45,000
Chairman of the Board retainer (with effect from June 27, 2012)(1)	$100,000
Annual committee chair retainers:	
Audit Committee	$ 20,000
Compensation Committee	$ 10,000
Corporate Governance and Nominating Committee	$ 10,000
Board and committee meeting in-person attendance fee	$ 1,500
Board and committee meeting telephonic attendance fee	$ 1,500

(1) The Chairman of the Board retainer is incremental to the annual director retainer.

All director fees are paid in quarterly installments and prorated as applicable for changes in compensation. In addition, under the revised director compensation plan effective March 21, 2012, each incumbent director is entitled to receive an annual equity award consisting of options to purchase shares of our common stock with a target value of $75,000 and restricted stock units with a target value of $75,000. The grant date of director equity awards will be the first trading day in the month following our annual meeting and the exercise price of the stock option grants will be the closing price of our common stock on the grant date. The number of options is determined based on the Black-Scholes fair value as of the date of grant and the number of restricted stock units is determined based on the 60 day average share price as of the date of grant, in each case rounded to the nearest 500 options or units. The annual equity awards vest in full on the first anniversary of the grant date. Stock options will have a term of seven years.

The following table sets forth a summary of the compensation earned by our non-employee directors for services in fiscal year 2012:

Name	Cash Fees	Option Awards (1), (2)	Stock Awards (1), (3)	All Other Compensation	Total
Robert W. Alspaugh	$81,164	$81,015	$65,240	$—	$227,419
Dr. Leslie G. Denend	$92,664	$81,015	$65,240	$—	$238,919
Alex W. (Pete) Hart	$77,664	$81,015	$65,240	$—	$223,919
Robert B. Henske	$96,664	$81,015	$65,240	$—	$242,919
Richard A. McGinn	$99,459	$81,015	$65,240	$—	$245,714
Wenda Harris Millard(4)	$ 5,274	$ —	$ —	$—	$ 5,274
Eitan Raff	$67,664	$81,015	$65,240	$—	$213,919
Charles R. Rinehart(5)	$76,644	$ —	$ —	$—	$ 76,644
Jeffrey Stiefler	$81,164	$81,015	$65,240	$—	$227,419

(1) During fiscal year 2012, each non-employee member of the Board who was a director as of the close of the 2012 annual meeting on June 27, 2012 was granted 2,000 restricted stock units and 5,000 stock options. Amounts shown in these columns reflect the aggregate fair value of each award as of the grant date of such award computed in accordance with FASB ASC Topic 718 and do not reflect whether the recipient has actually realized a financial benefit from the awards. The fair value of option awards was estimated using the Black-Scholes option pricing model in accordance with FASB ASC Topic 718. Pursuant to SEC rules, amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For information on the valuation assumptions used for the calculation of these amounts, refer to "Stockholders' Equity" of the notes to consolidated financial statements included in our Annual Report on Form 10-K filed with the SEC for the fiscal year ended October 31, 2012.

(2) As of October 31, 2012, the aggregate outstanding number of options held by each of our non-employee directors is as follows: Mr. Alspaugh, 41,375 shares; Dr. Denend, 56,500 shares; Mr. Hart, 67,876 shares; Mr. Henske 56,000 shares; Mr. McGinn, 27,500 shares; Ms. Millard, 0 shares; Mr. Raff, 14,500 shares; and Mr. Stiefler, 66,500 shares.

(3) As of October 31, 2012, the aggregate number of restricted stock units held by each of our non-employee directors is as follows: Mr. Alspaugh, 7,000; Dr. Denend, 2,000; Mr. Hart, 2,000; Mr. Henske 7,000; Mr. McGinn, 5,500; Ms. Millard, 0; Mr. Raff, 2,000; and Mr. Stiefler, 7,000.

(4) Ms. Millard joined our Board on September 26, 2012.

(5) Mr. Rinehart, who was previously the Chairman of our Board, did not stand for reelection at our annual meeting on June 27, 2012, and therefore ceased to be a member of our Board as of that date.

OUR EXECUTIVE OFFICERS

Our executive officers and their ages as of May 8, 2013 are as follows:

Name	Age	Position
Albert Liu	40	Executive Vice President, Corporate Development & General Counsel
Richard A. McGinn	66	Interim Chief Executive Officer
Jennifer Miles	41	President, VeriFone Americas
Marc E. Rothman	48	Executive Vice President and Chief Financial Officer
Eliezer Yanay	53	Chief Operations Officer

Albert Liu. Mr. Liu serves as Executive Vice President, Corporate Development and General Counsel. Mr. Liu joined VeriFone in October 2008, as Senior Vice President, General Counsel and Corporate Secretary and was named Executive Vice President, Corporate Development in August 2011. In his capacity Mr. Liu also served as Chief Compliance Officer. Prior to joining VeriFone, he was Vice President, Legal and Corporate Development, and Company Secretary for NETGEAR, Inc., a provider of networking solutions, since October 2004. Mr. Liu also previously served as General Counsel, Director of Human Resources and Secretary of Turnstone Systems, Inc., a supplier of digital subscriber line testing equipment and General Counsel and Secretary for Yipes Enterprise Services, a provider of Ethernet connectivity services. Mr. Liu began practicing law with the firm of Sullivan & Cromwell in New York, advising clients on all aspects of corporate and securities law, leading public and private securities offerings, and negotiating and finalizing venture capital investments and contracts. Before entering the legal field, he was a software engineer at Tandem Computers. He holds dual degrees in Computer Science and Political Science from Stanford University, and a J.D (*magna cum laude*) from the University of California, Hastings College of the Law. He is a member of the State Bar of California.

Biographical information for Mr. McGinn is set forth above.

Jennifer Miles. Ms. Miles has served as our President, VeriFone Americas since March 18, 2013. Ms. Miles joined VeriFone in February 2001 and has served in various management positions, playing an integral role in driving the growth of VeriFone's solutions. Most recently, she served as VeriFone's Executive Vice President, North America from August 2011 to March 18, 2013, overseeing VeriFone's North America business. Prior to joining VeriFone, Ms. Miles spent six years with Wachovia Bank serving in several roles including sales and product management of corporate treasury and cash management solutions to Fortune 500 companies. Ms. Miles graduated from the University of Georgia with a bachelor degree in Business Administration.

Marc E. Rothman. Mr. Rothman has served as our Executive Vice President and Chief Financial Officer since February 4, 2013. Prior to joining VeriFone, Mr. Rothman served as the Chief Financial Officer of Motorola Mobility, Inc., where he oversaw global financial strategy, financial analysis and reporting, regulatory financial compliance, restructuring activities, and mergers and acquisitions, including involvement in Motorola Mobility's spin-off transaction from its former parent company, Motorola, Inc., as well as the sale of the company to Google in May 2012. At Motorola, he also held a number of senior finance leadership positions across the company, including serving as chief financial officer in several of its business segments (Public Safety, Networks and Enterprise and Mobile Devices). Mr. Rothman joined Motorola, Inc. through the acquisition of General Instrument in 2000, and at that time he was corporate controller. He began his career at Deloitte & Touche LLP. Mr. Rothman is a Certified Public Accountant in the State of California and graduated from Richard Stockton College with a Bachelors degree in Business.

Eliezer Yanay. Mr. Yanay has served as our Chief Operations Officers since March 18, 2013. Previously, Mr. Yanay served as Executive Vice President, Operations from August 2011 to March 18, 2013, responsible for global R&D initiatives, supply chain and product management, President of VeriFone Israel and Executive Vice President, Continental Europe, South East Europe and Asia from March 2009 to August 2011 and as President of VeriFone Israel and Managing Director of Middle East from November 2006 to March 2009. Mr. Yanay joined VeriFone following its acquisition of Lipman Electronic Engineering in November 2006. Mr. Yanay had served at Lipman as Executive Vice President of Sales and Marketing since September 2001 where his responsibilities included management of worldwide sales and marketing activities, management of the corporate sales and marketing department and oversight of Lipman's non-U.S. subsidiaries. Before joining Lipman, Mr. Yanay held various senior-level positions at Shira Computers Ltd. (a subsidiary of VYYO Inc.) and Scitex Corporation, Ltd. Mr. Yanay holds a Bachelor of Arts in Psychology from Tel Aviv University.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

The following Compensation Discussion and Analysis ("CD&A") describes the principles, policies, and practices that formed the foundation of our compensation program in fiscal year 2012 and explains how they applied to our named executives for fiscal year 2012: our Chief Executive Officer, Douglas G. Bergeron; our Executive Vice President and Chief Financial Officer, Robert Dykes; our Executive Vice President managing Europe, Middle East, Africa and Asia, Jeff Dumbrell; our Executive Vice President, Corporate Development and General Counsel, Albert Liu; and our Executive Vice President of Operations, Eliezer Yanay. We refer to these executive officers as our "named executives." Mr. Dykes resigned from his position as our Executive Vice President and Chief Financial Officer effective February 4, 2013 and retired from VeriFone effective February 28, 2013. Mr. Bergeron resigned effective March 12, 2013 and effective March 18, 2013, Mr. Dumbrell no longer serves as Executive Vice President, Europe, Middle East, Africa and Asia and is no longer one of our named executives.

Compensation Program

Objectives

We believe that highly talented, dedicated, and results-oriented management is critical to our growth and long-term success. Our compensation program, which is subject to the oversight of our Board and its Compensation Committee, is designed to:

- Attract, motivate, and retain management talent of high quality in a competitive market;
- Align our management's interests with long-term stockholder value by providing for a significant portion of management's compensation in the form of stock options, restricted stock units, and other stock-based awards (with either time-based vesting schedules or performance-based vesting schedules) the value of which depends upon the performance of our common stock;
- Tie each named executive's compensation to our success during the most recent fiscal year, measured in large part by our financial and operational performance and any variations in stockholder value during that period;
- Tie a portion of each named executive's compensation to that executive's individual performance in supporting our goals for the fiscal year as outlined by the Board, in order to encourage and reflect individual contributions to our overall performance by rewarding individual achievement;
- Ensure that each named executive's compensation is at appropriate and competitive levels relative to each other and to senior executives at companies that we have identified as peer group companies, including certain of our competitors; and
- Structure, to the extent deemed appropriate by our Compensation Committee, the bonuses paid to our named executives to be tax deductible to us as "qualified performance-based compensation" under Section 162(m) of the IRC.

Implementing Our Objectives

The Compensation Committee determines the compensation for each of our named executives. The Compensation Committee evaluates base salaries and short-term and long-term incentive awards as tools to provide the appropriate incentives to meet our compensation objectives both individually and in the aggregate for our named executives. We believe the most important indicator of whether our compensation objectives are being met is whether we have motivated our named executives to deliver superior performance, particularly with respect to financial performance and stockholder return, and incentivized executives performing in line with our expectations to continue their careers with us.

We establish the performance targets for our named executives at the beginning of each fiscal year based on our operating plan. The financial forecasts that form our operating plan reflect our company-wide growth targets and align with our strategic objectives. In order to incentivize our named executives, the financial performance targets used for purposes of executive compensation are generally set at the operating plan targets for performance at the higher end of the range of our planned growth. Our operating plan reflects what our management and Board believes we could achieve if we successfully execute our operational strategies and goals.

Elements of Executive Compensation

Each compensation component is structured to recognize individual performance and the components are intended to incentivize both short- and long-term performance. Our compensation program consists of the following short-term and long-term components:

Short-term components

- Base salary;
- Variable annual and quarterly or semi-annual performance-based cash bonus awards;
- Variable annual performance-based equity awards, such as restricted stock units or stock options;
- Additional discretionary or one-time cash bonus awards for exceptional individual performance; and
- Benefits and perquisites.

Long-term component

- Periodic grants of long-term equity-based awards, including restricted stock units and stock options

The foregoing elements combine to promote the compensation objectives that we have outlined above. The Compensation Committee believes that a mix of both short-term cash and equity incentives and long-term equity incentives are appropriate to implement our overall compensation program. The Compensation Committee sets base salaries and benefits and perquisites at amounts that are designed to provide a competitive level of compensation in order to achieve our objective of attracting, motivating and retaining management talent of high quality in a competitive environment. The Compensation Committee structures performance-based cash bonus awards and short-term equity awards to provide our named executives with compensation that rewards the achievement of our quarterly and annual goals, as applicable, and other near term stockholder value-creation strategies. The Compensation Committee uses long-term equity incentive awards to motivate named executives to achieve superior performance over a longer period of time and to tie the majority of each named executive's compensation to long-term stockholder value creation. In determining the amount of compensation awarded to a particular named executive, the Compensation Committee considers the following factors:

- Whether the short- and long-term components of the compensation package, in absolute as well as relative terms, assure that appropriate recognition, incentives and retention value are maintained;
- Our share price performance during the fiscal year;
- Our performance during the fiscal year as measured against projections of our performance prepared by management for the fiscal year and approved by the Board, including projections in respect of non-GAAP net revenues, non-GAAP net income and non-GAAP net income per share;
- Information prepared by the Compensation Committee's outside independent executive compensation consultant, Compensia, as described under "Competitive Data" and "Role of Compensation Consultants" below, including information with respect to the compensation plan arrangements of technology companies with revenues comparable to ours and selected peer companies; and

- Evaluations prepared by our Chief Executive Officer with respect to the individual performance of each of our other named executives consistent with our compensation objectives. In making recommendations with respect to named executives other than himself, our Chief Executive Officer evaluates the performance of the executives against the performance goals set for each executive and considers the executive's responsibilities and compensation in relation to other officers. Our Chief Executive Officer does not make recommendations about his own compensation.

Based on the foregoing factors as well as the objectives described above, the Compensation Committee considers the total compensation that may be awarded to the named executive including the allocation among base salary, performance-based bonuses, equity incentives and benefits and perquisites. The Compensation Committee also takes into account the prior year's annual cash compensation of each named executive as well as how total compensation compares as between individual named executives. In addition, the Compensation Committee also considers equity holdings, including equity awards previously granted and the vesting schedules of such awards. Except as described above, the Compensation Committee does not take into account amounts realized from prior compensation or payable upon termination or change of control in determining total compensation. The Compensation Committee's goal in awarding compensation is to award compensation that is reasonable in relation to the objectives of our compensation program when all elements of potential compensation are considered.

Long-Term Incentive Award for Former CEO

In September 2012, at the recommendation of our Compensation Committee, our Board determined to implement a long-term incentive program for our former Chief Executive Officer starting in fiscal year 2013 and granted certain long-term incentive awards to Mr. Bergeron thereunder. However, effective March 12, 2013, Mr. Bergeron resigned as our Chief Executive Officer and we appointed Mr. McGinn as our interim Chief Executive Officer. As a result of Mr. Bergeron's resignation, the performance-based awards granted under this long-term incentive program, which comprised 75% of the total value, were forfeited. The remaining award is subject to time-based vesting criteria, and will continue to vest for a specified period in accordance with the letter agreement we entered into with Mr. Bergeron at the time of his resignation. See *"Employment-Related Agreements with our Former and Interim Chief Executive Officer"* below.

The Compensation Committee believed that the long-term incentive program for our former Chief Executive Officer would serve to drive company performance and further align the long-term performance targets for our former Chief Executive Officer with share performance and the interests of our stockholders, while offering strong retention value. For fiscal year 2013, the program was comprised of three equity components, with a January 2, 2013 grant date. The first component, which comprised approximately 25% of the total value of the award, consisted of a grant of 259,500 stock options that would vest as to 33.3% of the grant at each anniversary of the grant date, with full vesting at the end of three years. The second component, which comprised approximately 25% of the total value of the award, was a performance-based award of restricted stock units with a target of 98,200 shares that would have vested one year from the grant date if Mr. Bergeron had achieved certain objective performance targets set at the beginning of fiscal year 2013. This award would have been forfeited if achievement was below 80% of the targets, and may have been achieved at 100% to 150% of the target depending on the actual level of achievement. Consistent with the difficulty of achievement for performance-based awards for our named executives, unless there were unusual or unexpected factors affecting our key markets and our business, if Mr. Bergeron had executed well, we expected that it was probable, though not certain, that such targets would have been achieved at approximately 100%, and in the case of exceptional performance by Mr. Bergeron, the targets may have been achieved at levels above 100%. The third component, which comprised approximately 50% of the total value of the award, consisted of a performance-based award of restricted stock units with a target of 167,200 shares that would have vested three years from the grant date based on our achievement of total shareholder return relative to peers on a stacked-ranking basis over a three year performance period from the date of grant, with peers defined as those companies comprising the S&P Technology Index at the end of the performance period. Stock price performance during the three year period would have been calculated based upon the stock price returns for VeriFone and each peer company as of January 2, 2013 and January 2, 2016, using a 60 trading day closing average preceding those dates. This award would have been forfeited if achievement was below 50% of the target, and may have been achieved at a level up to 200% of the target depending on the actual level of achievement. As noted above, the two restricted stock unit awards were forfeited in connection with Mr. Bergeron's resignation.

Mix of Compensation Elements

As discussed above, we weigh compensation for the named executives primarily toward short-term performance-based compensation and long-term equity compensation. However, we do not have any pre-established targets relating to the mix between base salary, short-term performance-based compensation and long-term equity compensation. The Compensation Committee makes a determination as to the particular mix of a named executive's total compensation for a particular year based on its review of the factors described above relating to how base salaries, short-term performance-based compensation and long-term equity compensation are set in each year. For fiscal year 2012 our Compensation Committee determined to award each named executive a performance-based equity award with vesting at the end of one year contingent upon our achievement of specified financial and business growth targets for fiscal year 2012 as one component of total fiscal year 2012 compensation. See *"Grants of Plan-Based Awards"* below for information about fiscal year 2012 equity awards to our named executives.

Executive Stock Ownership Guidelines

In March 2010, the Board adopted stock ownership guidelines that apply to our Chief Executive Officer and each executive officer who is a direct report to our Chief Executive Officer. The guidelines require our Chief Executive Officer to own a minimum number of shares of our common stock valued at approximately three times his annual base salary, and for each executive who is a direct report to the Chief Executive Officer to own a minimum number of shares of our common stock valued at approximately such executive's annual base salary.

Under these guidelines, restricted stock units awarded and owned stock count toward the ownership level. An executive has a five year period over which to achieve the target ownership level. Ownership and progress toward guidelines is reviewed annually by the Compensation Committee.

Tax Considerations

Section 162(m) of the IRC places a limit on the tax deduction for compensation in excess of $1 million paid to certain "covered employees" of a publicly held corporation (generally, the corporation's principal executive officer and its next three most highly compensated executive officers (other than the corporation's chief financial officer) in the year that the compensation is paid). This limitation applies only to compensation that is not considered performance-based under the Section 162(m) rules. The Compensation Committee believes that it is in our best interests and the best interests of our stockholders to comply with the limitations of Section 162(m) of the Code to the extent practicable and consistent with retaining, attracting, and motivating our named executives. Our Bonus Plan may provide for performance based awards within the meaning of Section 162(m) and the Compensation Committee generally intends to grant awards under the Bonus Plan that are performance-based within the meaning of Section 162(m). However, the Compensation Committee retains the flexibility to pay non-deductible compensation in its discretion.

Role of CEO in Determining Executive Compensation for Named Executives

As noted above, in connection with the determination of compensation for our named executives, our CEO provides recommendations to the Compensation Committee; however, our CEO does not make a recommendation as to his own compensation. While the Compensation Committee uses this information and values our CEO's recommendations, the Compensation Committee ultimately approves the compensation program for named executives. Mr. Bergeron was not present at any Compensation Committee discussions regarding his own compensation.

Speculative Transactions

In accordance with our insider trading policy, we do not permit any employee, including the named executives, to enter into any derivative or hedging transaction on our stock (including short-sales, market options, equity swaps or other equity derivatives or hedging transactions).

Employment-Related Agreements with Named Executives

We may enter into employment and severance agreements with one or more of our named executives if we determine that such an agreement is necessary to obtain a measure of assurance as to the executive's continued employment in light of prevailing market competition for the particular position held by the named executive and the importance of the particular position, or if the Compensation Committee determines that an employment agreement is necessary and appropriate to attract, motivate, and retain executive talent in light of market conditions, the prior experience of the executive, or our practices with respect to other similarly situated employees. We entered into an amended and restated employment agreement with Mr. Bergeron, dated as of April 8, 2009 (the "Bergeron Employment Agreement"). In connection with Mr. Bergeron's resignation as our Chief Executive Officer effective March 12, 2013, we and Mr. Bergeron entered into a letter agreement setting forth the terms of Mr. Bergeron's separation from VeriFone (the "Bergeron Letter Agreement"). We also entered into an agreement with Mr. McGinn in connection with his appointment as Interim Chief Executive Officer (the "McGinn Letter Agreement"). In addition, in connection with Mr. Dykes' retirement from VeriFone effective February 28, 2013, we and Mr. Dykes entered into a Separation Agreement, dated February 1, 2013 (the "Separation Agreement"). We also entered into certain severance terms with Mr. Rothman, who we appointed Executive Vice President and Chief Financial Officer, succeeding Mr. Dykes, as of February 4, 2013.

Employment-Related Agreements with our Former and Interim Chief Executive Officer

Mr. Bergeron

Mr. Bergeron served as Chief Executive Officer of VeriFone Systems, Inc. from its formation in July 2002 and of VeriFone, Inc. from July 2001. On March 11, 2013, we announced the appointment of Mr. McGinn as our interim Chief Executive Officer, succeeding Mr. Bergeron who resigned effective March 12, 2013.

In connection with his resignation, we and Mr. Bergeron entered into the Bergeron Letter Agreement. Under the Bergeron Letter Agreement, Mr. Bergeron's resignation will be deemed to be a termination without Cause (within the meaning of the Bergeron Employment Agreement) and for purposes of Mr. Bergeron's outstanding equity-based awards. Under the Bergeron Employment Agreement, our Board of Directors has the option to extend the noncompetition period provided for in the agreement beyond the one year initial term for an additional one year period by agreeing to pay Mr. Bergeron an additional year's severance. Our Board of Directors has exercised this option. Accordingly, Mr. Bergeron's total cash severance will equal $1,000,000 per year, payable in equal installments on our regular salary payment dates through the second anniversary of Mr. Bergeron's separation from VeriFone. We have agreed that notwithstanding the terms of the Bergeron Employment Agreement, severance amounts payable following Mr. Bergeron's separation will not be reduced by the amount of any compensation Mr. Bergeron receives with respect to any other employment during such period. Under the terms of the Bergeron Employment Agreement, Mr. Bergeron will also be entitled to continuation of medical benefits on substantially the same terms as in effect immediately prior to his separation from VeriFone. With respect to Mr. Bergeron's outstanding equity-based awards that had not yet vested as of March 12, 2013, Mr. Bergeron will continue to vest in those awards (other than equity-based awards that vest based on achievement of pre-established performance goals, which will cease to vest as of March 12, 2013), as if Mr. Bergeron remained employed by VeriFone until March 12, 2014, subject to compliance with Mr. Bergeron's post-termination obligations under the Bergeron Employment Agreement. Any stock option that becomes vested during the additional vesting period set forth in the preceding sentence will be exercisable until the earlier of 90 days following the first anniversary of Mr. Bergeron's separation from VeriFone and the original term of such stock option.

Mr. McGinn

In connection with our appointment of Mr. McGinn as our interim Chief Executive Officer on March 12, 2013, we entered into the McGinn Letter Agreement. Under the terms of the McGinn Letter Agreement, Mr. McGinn's employment will continue until the earlier of (i) the date a new Chief Executive Officer commences employment or (ii) March 7, 2015, unless earlier terminated by Mr. McGinn or by us. Mr. McGinn will receive cash compensation of $170,000 per month. Mr. McGinn will receive an RSU grant with a grant date fair value of $1,500,000. Commencing on September 1, 2013 (provided that he is still serving as our interim Chief Executive Officer as of that date), Mr. McGinn will also receive an RSU grant on the first business day of each month during the remaining term of his interim employment as our interim Chief Executive Officer, with a grant date fair value of $250,000, with the actual number of RSUs calculated based on dividing the grant date fair value by the per RSU award fair value applicable on the grant date, provided that the Compensation Committee shall have the discretion, acting in good faith, to adjust the size of the monthly grants, in the event of a significant change in the grant date fair value on any particular grant date. In the event of an adjustment to the size of the award on any particular grant date, Mr. McGinn's cash compensation for that month will be adjusted upward, such that the sum of the grant date fair value of the RSU award and his cash compensation equals $420,000. Each award grant will vest on the earliest of (i) the date a new Chief Executive Officer commences with VeriFone, provided that Mr. McGinn is still employed as the interim Chief Executive Officer as of such date, (ii) Mr. McGinn's death or disability (as defined in our 2006 Equity Incentive Plan, as amended (the "2006 Plan")), (iii) our termination of Mr. McGinn's employment other than for Cause (as defined in the 2006 Plan), (iv) Mr. McGinn's termination of employment due to our breach of the terms of his letter agreement and (v) March 7, 2015, provided that Mr. McGinn is still employed as the interim Chief Executive Officer as of such date. In the event sufficient shares of our common stock are not available under the 2006 Plan for any of the monthly RSU grants, we will grant Mr. McGinn a comparable number of RSUs payable in cash, based on the fair market value of our common stock as of the date of grant. Each of these awards will be granted under the 2006 Plan. We will provide Mr. McGinn with a furnished apartment located near our San Jose offices. We will also reimburse Mr. McGinn for certain expenses attributable to commuting between Mr. McGinn's primary residence on the East Coast and our offices in San Jose on a weekly basis.

Severance Agreements with our Former and Current Chief Financial Officer

Mr. Dykes

Mr. Dykes served as our Chief Financial Officer from September 9, 2008 to February 4, 2013. On February 4, 2013, we announced the appointment of Mr. Rothman as our Chief Financial Officer, succeeding Mr. Dykes effective February 4, 2013, and Mr. Dykes' retirement from VeriFone effective February 28, 2013.

In connection with Mr. Dykes' retirement, we and Mr. Dykes entered into the Separation Agreement that replaces all previous severance agreements between Mr. Dykes and us. Pursuant to the Separation Agreement, following Mr. Dykes' retirement date of February 28, 2013, Mr. Dykes will remain available to assist us with respect to transition matters on an as-needed basis for the period from March 1, 2013 to May 1, 2013. During this period, Mr. Dykes will receive, subject to the terms and conditions set forth in the Separation Agreement, continued vesting of his outstanding and unvested equity awards, based on their current vesting schedule and terms, to and inclusive of May 1, 2013, and continued coverage under our standard health and welfare benefit plans.

Mr. Rothman

In connection with our appointment of Mr. Rothman as Chief Financial Officer, on February 4, 2013, we entered into certain severance terms with Mr. Rothman, which require us to provide specified payments and benefits to Mr. Rothman upon a qualifying termination (meaning a termination by us other than for cause or a termination by Mr. Rothman for good reason) or if we undergo a change of control that results in a qualifying termination of Mr. Rothman's employment. If there is a qualifying termination, then we shall pay Mr. Rothman, within ten days following the date of termination, a sum equal to the total of: (i) Mr. Rothman's base salary through the date of termination and any bonuses that have become payable and have not been paid or deferred, (ii) any accrued vacation pay and compensation previously deferred, other than pursuant to a tax-qualified plan; (iii) any amounts due under any plan or program in accordance with their terms; and (iv) a lump-sum cash payment equal to Mr. Rothman's annual base salary during the six-month period immediately prior to the date of termination. In connection with a qualifying termination, we must also provide Mr. Rothman with continuing medical, insurance and related benefits for six months following the date of such termination. Furthermore, the terms of the grant agreements for Mr. Rothman's initial equity awards provide that in connection with a person or group of persons becoming the beneficial owner of 40% or more of our outstanding voting securities, a merger or similar transaction, or the sale of all or substantially all of our assets that constitutes a change in control, and the change in control results in a qualifying termination of Mr. Rothman's employment (as defined in the grant agreements), any stock options, restricted stock and other stock-based rights that are covered by the award agreements shall vest in full pursuant to our 2006 Plan.

Indemnification Agreements

We have adopted provisions in our amended and restated certificate of incorporation that authorize and require us to indemnify our officers and directors to the full extent permitted under Delaware law, subject to limited exceptions. We have also entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and executive officers which may be broader than the specific indemnification provisions contained in Delaware law.

Determination of Compensation

Role of Compensation Consultants

We and the Compensation Committee consult from time to time with executive compensation consultants and consider the compensation levels of companies within our industry and other industries that compete for the same talent. We also subscribe to certain third-party compensation survey services that allow us and the Compensation Committee to access reports and compensation survey data detailing compensation practices at peer companies and in the relevant geographical locations for benchmarking purposes. In determining compensation policies and programs for our named executives, the Compensation Committee also considers the guidelines on executive pay practices periodically published by shareholder advisory firms. Neither we nor the Compensation Committee has maintained any long-term contractual relationship with any compensation consultant, but in recent years the Compensation Committee has retained an independent executive compensation consultant in connection with its review of compensation for the named executives. Periodically, the Compensation Committee also retains compensation consultants to assist in the design of programs that affect named executive compensation. As described below, in fiscal year 2012, the Compensation Committee used market data and analysis from Compensia in reviewing our compensation levels and the proposed structure of the compensation program for our Chief Executive Officer and other named executives. Neither Compensia nor any of its affiliates provided any services to VeriFone other than the services requested by the Compensation Committee.

Competitive Data

Our Compensation Committee relies upon market data and executive compensation data and trends of our peer group companies from independent compensation consultants in making executive compensation decisions. For fiscal year 2012, our Compensation Committee engaged Compensia to prepare analyses and reports, including an analysis of base salary and merit increase metrics and short- and long-term incentive plan practices in the general high technology industry and an evaluation of the competitiveness of our executive compensation program which focused on current trends and practices in pay-for-performance, short-term incentive plans and executive and company-side long-term incentive grants among peer group companies as well as the general high technology market. In addition, for fiscal year 2012, the Compensation Committee reviewed a detailed compensation assessment prepared by Compensia of our CEO compensation program compared to that of peer group companies. The peer group companies reviewed and approved by the Compensation Committee are primarily technology companies, some of which compete with us for business or for executive talent. The Compensation Committee's intent was to choose peer group companies that have one or more attributes significantly similar to us, including size (evaluated on the basis of revenue and market capitalization), location, general industry, or products. For fiscal year 2012, in light of our growth through strategic initiatives and increased revenue and market capitalization, the Compensation Committee determined to review executive compensation relevant to a peer group consisting of companies with financial characteristics at about the same level as ours, with some reference to our projected near term growth at the time of the compensation assessment. The Compensation Committee reviewed this and other benchmarking data and market trends derived from additional surveys and market information with representatives of our Human Resources department.

The following companies made up the peer group companies for fiscal year 2012:

Alliance Data Systems
Altera
Brocade Communications Systems
Equinix
Global Payments
Itron
Lender Processing Services
Linear Technology
MICROS Systems
Nuance Communications
NVIDIA
ON Semiconductor
Teradyne
Xilinx

The Compensation Committee used the compensation data and market trends described above as one of a number of factors in its decisions regarding compensation and pay practices, and generally used such data and trends as a reference point rather than as a strict benchmarking tool in making decisions as to whether the contributions and responsibilities of each named executive are properly reflected in his compensation. The Compensation Committee also gave great weight to our business performance, including performance under several financial metrics, and individual performance as described below in its executive compensation decisions. It did not, however, separately consider the historical performance or future projected performance trends of any of these peer group companies relative to our historical performance or future projected performance trends for executive compensation purposes. The Compensation Committee applied a similar approach with respect to determinations of change of control or termination payments for our named executives, as further described below under *"Potential Payments Upon Termination or Change of Control."*

The Compensation Committee reviewed our executive compensation programs and practices, and analyzed, for each named executive, all existing elements of compensation (including base pay, cash bonus awards, short-term performance-based equity awards, and long-term compensation in the form of equity awards). In evaluating the competitiveness of our executive compensation program and setting executive compensation, the Compensation Committee compared these compensation components separately, and in total, to compensation at the peer group companies. For fiscal year 2012, the Compensation Committee generally weighed the mix of compensation to the named executives, other than for our Chief Financial Officer, more toward long-term incentive awards, with total cash compensation levels at the 25th to 50th percentile of peer group companies and awards of long-term incentive awards in the 75th to 100th percentile of peer group companies. Total aggregate compensation for named executives, except for our Chief Financial Officer, including long-term incentive awards, remained at the top quartile of peer group companies as appropriate to retain and motivate our most talented and experienced executives. For our Chief Financial Officer, the Compensation Committee set total cash compensation and long-term incentive award levels at approximately the 50th percentile compared to peer group companies.

At our 2012 Annual Meeting held on June 27, 2012, we provided our stockholders with the opportunity to cast an advisory vote on our fiscal year 2011 executive compensation programs and policies (a "say-on-pay proposal") and approximately 89% of the votes were in favor of the proposal. The Compensation Committee reviews the outcome of our stockholders' advisory vote on each year's say-on-pay proposal in its evaluation and determination of executive compensation. The Compensation Committee considered the results of the stockholders' advisory vote at our 2012 Annual Meeting, and did not make any changes to our executive compensation policies and decisions as a result of such vote.

Base Salary

The objective of base salary is to provide fixed compensation to a named executive that reflects individual job responsibilities, experience, value to our company, and demonstrated performance. The salaries for the named executives are typically determined by the Compensation Committee based on its subjective evaluation of a variety of factors including the following:

- The scope and importance of the named executive's responsibilities.
- The contribution and experience of the named executive.
- Competitive market information regarding salaries.
- Overall compensation trends and economic conditions for peer group companies and the broader technology market.
- The importance of retaining the named executive along with the competitiveness of the market for the named executive's role and responsibilities.
- The base salary of the named executive in prior fiscal years.
- The base salary of individual named executives as compared with each other.
- For our Chief Executive Officer the detailed analysis of our CEO's compensation program by Compensia.
- As to the named executives other than the Chief Executive Officer, the recommendation of our Chief Executive Officer based on his subjective evaluation of the individual's performance.

Base salaries are typically reviewed annually in the first quarter of each fiscal year in connection with annual performance reviews and adjusted to take into account the factors described above.

Fiscal Year 2012 Annual Base Salary Determination

The Compensation Committee set fiscal year 2012 annual base salaries of the named executives as follows:

Named Executives	Fiscal Year 2012
Douglas G. Bergeron	$800,000
Robert Dykes	$430,000
Jeff Dumbrell	$350,000
Albert Liu	$350,000
Eliezer Yanay(1)	$332,481

(1) Mr. Yanay's annual base salary is set and paid in Israeli New Shekels. For disclosure purposes, Mr. Yanay's annual base salary of ILS 1,300,000 has been converted from Israeli New Shekels to U.S. Dollars at the October 31, 2012 exchange rate of 3.910 Shekels per one U.S. Dollar.

For the fiscal year ended October 31, 2012, the Compensation Committee generally set the annual base salary of each of our named executives after consideration of a number of factors, including similar arrangements in place at our peer group companies, the total fiscal year 2012 compensation package to be set for each named executive as well as total compensation in past fiscal years, each named executive's performance during the past fiscal year including based on the review by Mr. Bergeron of each named executive's achievements, the extent of relevant experience of each named executive, and each named executive's expected role and scope of responsibilities within our company for fiscal year 2012. The Compensation Committee also takes into consideration any significant increase in a particular named executive's responsibilities compared to the previous year.

The fiscal year 2012 base salary amount for Mr. Bergeron was set by the Compensation Committee in December 2011. In determining Mr. Bergeron's salary level (and compensation) for fiscal year 2012, the Compensation Committee engaged Compensia, an independent executive compensation consultant, to prepare an assessment of the components of Mr. Bergeron's compensation against peer group company data. The Compensation Committee evaluated Mr. Bergeron's leadership and performance as well as our overall financial and stock price performance against peer group companies in determining the compensation levels appropriate to retain and incentivize Mr. Bergeron. The companies forming part of our peer group are identified under *"Determination of Compensation-Competitive Data"* of the CD&A included in this Proxy Statement.

Performance-Based Bonuses

Each of our named executives was eligible for performance-based cash bonuses as a component of overall compensation as well as to provide an incentive and reward for superior performance over the short-term. For fiscal year 2012, Mr. Bergeron and our other named executives were each eligible for an annual performance-based cash bonus. In addition to an annual performance-based bonus, Messrs. Dykes, Liu and Yanay were each eligible for semi-annual performance-based bonuses and Mr. Dumbrell was eligible for quarterly performance-based cash bonuses. Quarterly bonuses are generally paid in cash in the fiscal quarter following the applicable period's performance and are intended to account for approximately 75% of the aggregate bonus compensation for Mr. Dumbrell. The semi-annual cash bonus is intended to account for approximately one-third of the aggregate bonus compensation for Mr. Dykes, one-half of the aggregate bonus compensation for Mr. Liu and 75% of the aggregate bonus compensation of Mr. Yanay, and is paid in June for the first six months of our fiscal year and in December for the last six months of our fiscal year. Annual bonuses are typically approved by the Board upon recommendation of the Compensation Committee and paid in cash the first fiscal quarter of each year based on our financial performance during the prior fiscal year and on the individual performance of the named executives, in each case based on pre-established targets and objectives.

In setting annual bonus compensation, the Compensation Committee determines a target dollar value for annual bonus awards at the beginning of the fiscal year. For fiscal year 2012, the annual bonus compensation accounted for all of the bonus compensation of our CEO, one-fourth of the total cash bonus compensation of Messrs. Dumbrell and Yanay, approximately two-thirds of the total cash bonus compensation of Mr. Dykes, and one-half of the total cash bonus compensation of Mr. Liu. Under the Bergeron Employment Agreement, the Compensation Committee has the discretion to deliver between 0% and 200% of the target annual bonus compensation for our CEO. For fiscal year 2012, one-half of Mr. Bergeron's target annual bonus may be paid at the discretion of the Board based on Mr. Bergeron's performance during fiscal year 2012 and the remaining one-half may be paid based on VeriFone achieving a target non-GAAP net income per share set based on our plan approved by the Board at the beginning of the fiscal year.

For our other named executives, the Compensation Committee generally allocates at least 80% of a named executive's total performance bonus based on performance against pre-established performance objectives. For fiscal year 2012, 100% of the total performance-based bonus for Messrs. Dykes, Liu and Yanay (who are non-sales named executives) and 90% of the total performance bonus for Mr. Dumbrell (who serves as a named executive in a sales role) were based on pre-established performance objectives, which were as follows:

- Our actual corporate financial performance for the service period in comparison to internal financial performance forecasts prepared by our management and presented to the Compensation Committee and the Board in the first quarter of each fiscal year. This includes overall financial performance on a consolidated basis as well as performance of individual business units that a named executive is responsible for managing.
- Successful execution related to key strategic initiatives such as integration of acquired businesses.

- Performance objectives for the business units managed by each named executive and individual performance objectives for each named executive, including considerations relating to increased responsibilities performed by a named executive during the fiscal year which were not contemplated when the named executive's target bonus was established.
- Performance considerations relating to unforeseen events during the prior year.

These factors are described in further detail below:

Objective Portion of Bonuses

1. *Financial Performance*

In the first quarter of each fiscal year, the Compensation Committee and the Board receives financial forecasts from management. Based on its review of the financial forecasts and its assessment of the probability of achieving these forecasts and after consultation with management and the full Board, the Compensation Committee approves the financial performance metrics for the named executives. These metrics serve as the primary basis for the Compensation Committee's evaluation of corporate financial performance. These financial performance metrics are set forth below:

Financial Performance Metric	Description
Non-GAAP net revenues(1), (3)	Growth in revenues is an essential component of long-term success and viability. Non-GAAP net revenues is used by us in addition to revenues recognized in accordance with GAAP to evaluate our company's performance, and is a non-GAAP financial measure.
Non-GAAP net income and non-GAAP net income per share(2), (3)	Growth in non-GAAP net income and non-GAAP net income per share provides an indicator of our ability to generate returns on our operations and fund future growth. These are non-GAAP financial measures that we have historically used to evaluate our performance and compare our current results with those for prior periods as well as with the results of other companies in our industry. These non-GAAP metrics have also been used by investment analysts to evaluate our performance.

(1) For fiscal year 2012, non-GAAP net revenues was calculated by adding back the amortization of step-down in deferred revenue on acquisitions to our GAAP revenue. We refer to this measure as non-GAAP net revenues in our reports of our financial results on Form 8-K.

(2) Non-GAAP net income and non-GAAP net income per share are non-GAAP financial measures that we use in addition to GAAP results to evaluate our performance and compare our results to other companies. We refer to these measures as non-GAAP net income and non-GAAP net income per share in our reports of our financial results on Form 8-K. Non-GAAP net income and non-GAAP net income per share are calculated by excluding the following GAAP items from GAAP net income (loss) as reported: amortization of step-down in deferred revenue on acquisition; stock-based compensation; acquisition, divestiture and restructure related adjustments; amortization of purchased intangible assets; costs of efficiency initiatives; patent litigation loss contingency expense; non-cash interest expense; non-operating gains (losses); and the income tax effect of non-GAAP exclusions. In connection with our 1.375% Senior Convertible Notes we had entered into certain note hedge transactions. We repaid these Notes in cash upon maturity on June 15, 2012, and the then outstanding note hedge transactions expired unused on June 15, 2012. Non-GAAP diluted shares reflect the offset of shares that would have been deliverable in the periods presented prior to the maturity of the Notes pursuant to note hedge transactions. Under GAAP, shares delivered in hedge transactions are not considered offsetting shares in the fully diluted share calculation until they are actually delivered.

(3) Each fiscal quarter and for each fiscal year we report non-GAAP net revenues, non-GAAP net income and non-GAAP net income per share in our reports of our financial results on Form 8-K. For the fiscal year ended October 31, 2012, our GAAP financial statements and the items to reconcile to our non-GAAP financial measures are described and included in our Form 8-K filed December 13, 2012 for our fourth quarter and fiscal year 2012 results; Form 8-K filed September 5, 2012 for our third quarter 2012 results; Form 8-Ks filed May 29, 2012 and May 24, 2012 for our second quarter 2012 results and Form 8-K filed March 5, 2012 for our first quarter 2012 results.

The Compensation Committee views financial and corporate performance as the most important factor in determining a named executive's annual bonus. A summary of our actual achievement against the above company-wide financial metric targets for the corporate component of our named executives' performance-based awards for fiscal year 2012 is disclosed under *"Fiscal Year 2012 Bonus Determinations-Determination of 2012 Target Bonus Amount."* Corporate achievement of the non-GAAP net revenues and non-GAAP net income targets must be at 80% or greater for both components in order for any award on either component. In addition to the above, a portion of the fiscal year 2012 quarterly performance-based bonus for Mr. Dumbrell was measured against pre-established contribution margin and gross margin targets for the business units that he manages.

2. *Stock Price Performance*

In accordance with the compensation program goal of tying executive compensation to stock price performance, the Compensation Committee places significant weight on the stock price performance of our common stock in setting annual bonus awards. In particular, the Compensation Committee considers the relative performance of our stock price to the stock price of our peers that are identified under *"Competitive Data"* above when evaluating the compensation structure that would best achieve our compensation objectives.

3. *Individual and Organizational Performance*

The Compensation Committee recognizes that it is important to reward individual contributions measured based on performance goals set for each named executive that reflect our overall corporate business strategy as well as business unit-specific strategic and financial goals and other particular areas of importance for the business units managed by each named executive.

A portion of each named executive's bonus as set forth below under *"Individual Bonus Targets"* is evaluated based on attainment of pre-established personal and organizational, or business unit-specific, performance objectives. Generally, in the first quarter of each fiscal year, the Compensation Committee sets a list of individual performance goals for our Chief Executive Officer after meeting with him. The Compensation Committee also reviews the individual performance goals that the Chief Executive Officer recommends for the other named executives and makes adjustments to those performance goals as it deems appropriate.

After the completion of the fiscal year, the Compensation Committee meets with the Chief Executive Officer to review whether the Chief Executive Officer's pre-established individual performance goals were met and to provide the Chief Executive Officer with an opportunity to present what he believes are his significant contributions to our company for the fiscal year. The Compensation Committee also reviews the individual performance of each other named executive with the Chief Executive Officer. In determining the overall individual performance of each named executive other than the Chief Executive Officer, the Compensation Committee places substantial weight on the Chief Executive Officer's recommendations and its discussions with the Chief Executive Officer regarding the performance of the other named executives.

4. *Difficulty of Achieving Performance Targets*

In formulating the performance targets for executive compensation, the Compensation Committee balances the consideration of the likelihood of achieving such performance targets with the effectiveness of such targets in incentivizing our named executives' performance. The Compensation Committee aims to set company-wide and business-unit specific financial performance targets that are expected to be possible, but not easy, to achieve with meaningful effort. On a year-over-year basis, we typically plan for double-digit percentage growth in each of non-GAAP revenue, non-GAAP net income and non-GAAP net income per share when setting Plan targets, after taking into account growth opportunities, strategic initiatives and market position as well as any countervailing considerations. Therefore, in general, unless there are unusual or unexpected factors affecting our key markets or a key business unit or region or if a named executive fails to adequately execute on planned initiatives, it is probable, though not certain, that targets will be achieved at approximately 100% with meaningful effort. We estimate that there is generally less than a 50% chance that targets are achieved at materially greater than 100%. In fiscal year 2012, the corporate level targets were achieved in the range of 90th percentile to 120th percentile, in each case rounded to the nearest tenth percentile. Business-unit specific financial performance was achieved in the range of 80th percentile to 110th percentile, in each case rounded to the nearest tenth percentile.

5. *Unforeseen Events*

After the end of the fiscal year, the Compensation Committee reviews our actual performance against each of the financial and stock price performance metrics. In determining the extent to which the financial and stock price performance metrics are met for a given period, the Compensation Committee exercises its judgment whether to reflect or exclude the impact of changes in accounting principles and extraordinary, unusual or infrequently occurring events. To the extent appropriate, the Compensation Committee will also consider the nature and impact of such events in the context of the bonus determination.

6. *Adjustment or Recovery of Awards; Clawback Policy*

We do not have a formal policy on the adjustment or recovery of awards or payments if the relative performance measures are restated or otherwise adjusted for our named executives other than with respect to certain of the outstanding performance equity awards for Mr. Bergeron. For Mr. Bergeron, in certain circumstances in which we restate financial results such that the performance condition for an equity award tranche would no longer be met, then such award would be forfeited. However, the Compensation Committee expects that named executives will forfeit or return any award or payment to the extent that such award or payment was incorrectly awarded or paid because the relevant performance measures used to determine such award or payment are restated or otherwise adjusted in a manner that would reduce the size of the award or payment.

We are currently reviewing the implementation of a formal policy for the clawback of awards or payments for our named executives and expect to fully comply with the mandatory recoupment provisions of the Dodd-Frank Act at such time as they are implemented by SEC rule making.

Discretionary Portion of Bonuses

Although the Compensation Committee believes that the bulk of the bonus should normally be based on objective measures of financial and stock performance, the Compensation Committee believes that in certain circumstances subjective performance elements are also important in setting the bonus compensation of named executives.

1. *Individual Bonus Targets*

A portion of a named executive's bonus target may be awarded based on a subjective evaluation of the named executive's performance. For fiscal year 2012, approximately 10% of the total cash bonus target for Mr. Dumbrell was awarded each quarter based on whether he met or exceeded our CEO's expectations following our CEO's subjective review of his individual performance during each quarter. This performance assessment is evaluated subjectively and typically based on qualitative factors such as management abilities and staff development.

2. *Compensation Committee Discretion*

A named executive's bonus award may be adjusted based on the Compensation Committee's subjective evaluation of the named executive's individual performance. In addition, the Compensation Committee has the discretion, in appropriate circumstances, to award a bonus less than the amount determined by the objective steps set out above, including to award no bonus at all. The Compensation Committee also has the discretion to award special additional discretionary bonuses for exceptional performance or for the achievement of specific accomplishments that the Compensation Committee, after consultation with management, has determined are of significant importance to us.

Fiscal Year 2012 Bonus Determinations

Determination of 2012 Target Bonus Amount

In the first quarter of each fiscal year, the Compensation Committee sets a target bonus amount for each named executive. The target bonus takes into account all factors that the Compensation Committee deems relevant, with a focus on the objectives of our compensation program. In particular, the Compensation Committee evaluates individual and company performance during the last fiscal year and then existing competitive market conditions for executive talent in determining the target bonus of the named executives in the current fiscal year. The Compensation Committee also places significant weight on the recommendation of and discussions with our Chief Executive Officer in setting target annual bonus compensation of the other named executives for the fiscal year.

A summary of our actual achievement against company-wide financial performance metrics used as targets for the corporate components of our named executives' performance-based awards for fiscal year 2012 is disclosed below:

Financial Performance Measure(1)	Actual Company Achievement (in thousands except per share data)						
	Q1	Q2	Q3	Q4	H1	H2	FY
Non-GAAP Net Revenue(2)	$425,200	$479,364	$493,219	$488,557	$904,564	$981,776	$1,886,340
Non-GAAP Net Income(3)	64,045	71,437	83,214	83,486	135,482	166,700	302,181
Non-GAAP Net Income per Share (diluted)	—	—	—	—	—	—	$ 2.74

Attainment percentile:	Percentile of Attainment of Company-Wide Plan Target (rounded to nearest tenth percentile)						
	Q1	Q2	Q3	Q4	H1	H2	FY
Non-GAAP Net Revenue(2)	100th	100th	100th	100th	100th	100th	100th
Non-GAAP Net Income(3)	110th	120th	110th	90th	110th	100th	110th
Non-GAAP Net Income per Share (diluted)	—	—	—	—	—	—	110th

(1) Refer to disclosures under "*Objective Portion of Bonuses*" in this CD&A for further description of how we determine these non-GAAP financial performance measures.

(2) A reconciliation of non-GAAP revenue to GAAP revenue for the periods presented is as follows (in thousands):

	Q1	Q2	Q3	Q4	H1	H2	FY
Non-GAAP Net Revenue	$425,200	$479,364	$493,219	$488,557	$904,564	$981,776	$1,886,340
Amortization of step-down in deferred revenue on acquisition	(5,676)	(7,346)	(4,169)	(3,178)	(13,022)	(7,347)	(20,369)
GAAP Net Revenue	$419,524	$472,018	$489,050	$485,379	$891,542	$974,429	$1,865,971

(3) A reconciliation of non-GAAP net income attributable our stockholders to GAAP net income attributable to our stockholders for the periods presented is as follows (in thousands):

	Q1	Q2	Q3	Q4	H1	H2	FY
Non-GAAP Net Income	$ 64,045	$ 71,437	$ 83,214	$ 83,486	$135,482	$166,700	$ 302,181
Amortization of step-down in deferred revenue on acquisition	(5,676)	(7,346)	(4,169)	(3,287)	(13,022)	(7,456)	(20,478)
Stock-based compensation	(10,704)	(11,023)	(12,445)	(10,382)	(21,727)	(22,827)	(44,554)
Acquisition, divestiture and restructure related adjustments	(46,880)	(13,577)	(3,899)	(71)	(60,457)	(3,970)	(64,427)
Amortization of purchased intangible assets	(22,104)	(34,471)	(33,759)	(33,931)	(56,575)	(67,690)	(124,263)
Costs of efficiency initiatives	—	—	—	(1,552)	—	(1,552)	(1,552)
Patent litigation loss contingency expense	—	(17,632)	—	—	(17,632)	—	(17,632)
Non-cash interest expense	(6,227)	(4,094)	(2,087)	(3,151)	(10,321)	(5,238)	(15,559)
Non-operating gains (losses)	(48)	(98)	(393)	(3,602)	(146)	(3,995)	(4,141)
Income tax effect of non-GAAP exclusions	24,471	20,281	11,233	(525)	44,752	10,708	55,458
GAAP Net Income	$ (3,123)	$ 3,477	$ 37,695	$ 26,985	$ 354	$ 64,680	$ 65,033

Weighted average number of shares used in computing non-GAAP Net Income per Share (Diluted)	110,222
Hedge on Convertible Notes Dilution	93
GAAP Diluted Shares in Computing Net Income Per Share	110,315

Annual Target Bonus

For fiscal year 2012, the Compensation Committee approved the following annual target bonuses for the named executives:

Named Executive	Target
Douglas G. Bergeron	$1,000,000
Robert Dykes	$ 215,000
Jeff Dumbrell	$ 50,000
Albert Liu	$ 100,000
Eliezer Yanay(1)	$ 38,363

(1) Mr. Yanay's annual bonus amount is set and paid in Israeli New Shekels. For disclosure purposes, Mr. Yanay's annual bonus amount of ILS 150,000 has been converted from Israeli New Shekels to U.S. Dollars at the October 31, 2012 exchange rate of 3.910 Shekels per one U.S. Dollar.

For fiscal year 2012, the annual bonus for each of Messrs. Dykes, Liu and Yanay was based entirely on objective performance-based factors, and for Mr. Dumbrell was based 90% on objective performance-based factors. Under the Bergeron Employment Agreement, Mr. Bergeron may receive between 0% and 200% of his target annual bonus. For fiscal year 2012, one-half of Mr. Bergeron's annual target bonus was based on whether our non-GAAP net income per share for fiscal year 2012 met or exceeded a target set by the Board consistent with our plan and forecasts at the beginning of the fiscal year. The rest of Mr. Bergeron's annual bonus was based on Mr. Bergeron's personal performance as determined by the Board with consideration of VeriFone's overall financial performance and the Board's evaluation of Mr. Bergeron's execution on strategic initiatives and leadership. Accordingly, Mr. Bergeron could have received a bonus that is greater or less than his annual target bonus, depending on whether, and to what extent performance and other conditions are satisfied and the Board's evaluation of his performance, up to a maximum total cash bonus of 200% of his target annual bonus. For each named executive other than the Chief Executive Officer, a portion of the target annual bonus is measured based on our actual corporate financial performance for the service period compared to the financial plan developed at the beginning of the fiscal year and may be paid at 0% or, for achievement at or above 80% of both financial targets, based on the actual percent of achievement. Messrs. Dykes, Liu and Yanay could have received between 0% and 200% of the portion of his annual target bonus that is measured against pre-set personal performance objectives which are specific for each named executive. A portion of the target annual bonus for Mr. Dumbrell was measured against business-unit specific performance criteria and could have been paid out at 0% or, for achievement over a minimum percentage, at 50% to 200%. For Mr. Dumbrell, 10% of his annual bonus was allocated based on discretionary qualitative criteria. Accordingly, each named executive could have received an annual bonus that is greater or less than his annual target bonus, and which could be zero.

For fiscal year 2012, for each of Messrs. Dykes, Liu and Yanay, 60% of the annual bonus was allocated based on the achievement of pre-set targets for non-GAAP net revenues and non-GAAP net income. The remaining 40% of the annual bonus for each of Messrs. Dykes, Liu and Yanay was based on achievement against pre-set personal performance objectives. For fiscal year 2012, 30% of the annual bonus for Mr. Dumbrell was allocated based on the achievement of pre-set targets for non-GAAP net revenues and non-GAAP net income. An additional 60% of the annual bonus for Mr. Dumbrell was allocated based on a set of business unit-specific financial criteria consistent with overall corporate goals and objectives, with each given equal weighting toward the business-unit specific component of his annual bonus. The remaining 10% of Mr. Dumbrell's annual bonus was allocated based on discretionary qualitative criteria. For Mr. Dykes, the personal performance objectives for fiscal year 2012 were continued efforts toward integration of acquired businesses, enhancement of financial systems, completion of key organizational initiatives and achievement of goals related to expense controls and operational efficiencies. Mr. Liu's personal performance objectives for fiscal year 2012 were contributions to corporate development initiatives, strategic transactions, business process enhancements related to Mr. Liu's areas of responsibility and key organizational initiatives. Mr. Yanay's personal performance objectives for fiscal year 2012 were completion of key organization initiatives for our global operations and enhancement of operational efficiencies, including for acquired business operations. For Mr. Dumbrell, the business unit-specific criteria for fiscal year 2012 were attainment of specified business unit contribution and gross margin targets as to the business operations that Mr. Dumbrell manages.

The following table provides a summary of the annual bonus performance targets, weighting of each and award for fiscal year 2012:

Named Executive	Fiscal Year 2012 Performance Goals	Weighting	Minimum	Maximum
Douglas G. Bergeron	Non-GAAP net income per share	50.0%	$—	$1,000,000
	Board review of performance	50.0%	$—	$1,000,000
Robert Dykes	Non-GAAP net revenues	30.0%	$—	$ 64,500(1)
	Non-GAAP net income	30.0%	$—	$ 64,500(1)
	Personal performance objectives	40.0%	$—	$ 86,000(3)
Jeff Dumbrell	Non-GAAP net revenues	15.0%	$—	$ 7,500(1)
	Non-GAAP net income	15.0%	$—	$ 7,500(1)
	Business unit-specific criteria	60.0%	$—	$ 30,000(4)
	Discretionary qualitative criteria	10.0%	$—	$ 5,000(3)
Albert Liu	Non-GAAP net revenues	30.0%	$—	$ 30,000(1)
	Non-GAAP net income	30.0%	$—	$ 30,000(1)
	Personal performance objectives	40.0%	$—	$ 40,000(3)
Eliezer Yanay(2)	Non-GAAP net revenues	30.0%	$—	$ 11,509(1)
	Non-GAAP net income	30.0%	$—	$ 11,509(1)
	Personal performance objectives	40.0%	$—	$ 15,345(3)

(1) These amounts represent achievement at 100%. In the event we achieve non-GAAP net revenues and non-GAAP net income at above 100% of the target for each such financial metric, the annual bonus based on such metric shall be earned at the actual percent of achievement for each of Messrs. Dykes, Dumbrell, Liu and Yanay. Achievement at 80% or greater of both financial targets is required for any award on either component.

(2) Mr. Yanay's annual bonus amount is set and paid in Israeli New Shekels. For disclosure purposes, the components of Mr. Yanay's annual bonus have been converted from Israeli New Shekels to U.S. Dollars at the October 31, 2012 exchange rate of 3.910 Shekels per one U.S. Dollar.

(3) These amounts represent achievement at 100% of target. Messrs. Dykes, Liu and Yanay may receive between 0% and 200% of the portion of his annual target bonus that is measured against pre-set personal performance objectives, which are specific for each named executive. Mr. Dumbrell may receive between 0% and 200% of the portion of his annual target bonus that is measured against discretionary qualitative criteria.

(4) These amounts represent achievement at 100% of target. The business unit-specific criteria for Mr. Dumbrell are contribution margin and gross margin. Contribution margin criteria must be at 80% attainment or higher for any payout and gross margin criteria must be at 90% attainment or higher for any payout, in each case with a maximum payout of 200%.

Annual Bonus Awards

A summary of our actual achievement against company-wide financial performance metrics used as targets for the corporate components of our named executives' performance-based awards for fiscal year 2012 is provided under "*Fiscal Year 2012 Bonus Determinations—Determination of 2012 Target Bonus Amount*" of this CD&A. Following the end of fiscal year 2012, our Compensation Committee undertook a review of VeriFone's financial performance compared to the board-approved plan for fiscal year 2012, as well as compared to peer group companies as measured by growth in revenues, net income, operating income, market capitalization and total shareholder return as prepared and reported by Compensia at the Compensation Committee's request.

For fiscal year 2012, corporate achievement of non-GAAP net income per share, which accounts for 50% of Mr. Bergeron's annual bonus award, was achieved at the 110th percentile, rounded to the nearest tenth percentile. While the Compensation Committee and Board recognized Mr. Bergeron's execution and successful leadership on some of our key initiatives during fiscal year 2012, following review of our overall fiscal year 2012 performance, the Compensation Committee determined, and Mr. Bergeron agreed, that Mr. Bergeron would forego any annual bonus award for fiscal year 2012. Accordingly, Mr. Bergeron did not receive any annual bonus award for fiscal year 2012.

Based on the fiscal year 2012 corporate achievement for non-GAAP net revenues and non-GAAP net income, each of our named executives, other than Mr. Bergeron, earned a payout of the annual bonus award for fiscal year 2012 at the actual percentage achievement at or above 100% for the portion of their annual performance based on such financial metric.

Messrs. Dykes, Liu and Yanay each achieved the personal performance objectives component of their annual bonus at 100% for fiscal year 2012. Mr. Dumbrell achieved his business unit-specific criteria at the 100th percentile (rounded to the nearest tenth percentile) for both the contribution margin and the gross margin components and, as a result, received a payout for both the contribution margin component and the gross margin component. At the end of fiscal year 2012, Mr. Dumbrell achieved 100% of his discretionary qualitative bonus, which was based on the CEO's subjective evaluation of his management of his business units, overall staff management and development and management of customer relationships.

Our CEO, who interfaces directly with each named executive throughout the year and observes and evaluates his execution at both the business unit level and the corporate level, performs the initial assessment of achievement of these business unit criteria. Our CEO's recommendation is then presented to the Compensation

Committee for review and approval. For fiscal year 2012, targets were established such that a named executive would receive achievement at up to a maximum of 200% of the non-financial business unit level components of the annual bonus if he executes well and meets or exceeds expectations as to all the criteria for his business unit, with a minimum achievement of 80%. In addition, both corporate achievement components for the fiscal year must be met at 80% or more. For the financial components of contribution margin and gross margin that, for fiscal year 2012 apply to Mr. Dumbrell, the business unit objectives may be achieved at a range of 0% up to a maximum of 200% based on actual achievement of the metrics against targets. The Compensation Committee has the discretion to determine that a named executive has achieved the business-unit specific criteria at greater than 100%, although we expect that the Compensation Committee would do so infrequently and in limited circumstances. For fiscal year 2012, no components were paid above the maximum range for such target.

For fiscal year 2012, the Compensation Committee determined, after considering the fiscal year performance and the recommendation of management, that each of the named executives other than Mr. Bergeron would receive the earned annual cash bonuses in the form of a performance-based award of restricted stock units of equivalent value in lieu of the cash award. Such equity awards vest at the one-year anniversary of their grant date, subject to VeriFone's achievement of a minimum non-GAAP net income per share target for fiscal year 2013 and the named executive's continued employment with VeriFone on the vest date.

The following table shows the annual bonus awards earned by our named executives for fiscal year 2012:

Named Executive	Fiscal Year 2012 Annual Bonus Awarded
Douglas G. Bergeron(1)	$ —
Robert Dykes(2)	$222,525
Jeff Dumbrell(3)	$ 49,925
Albert Liu(4)	$103,500
Eliezer Yanay(5)	$ 39,706

(1) As disclosed above, the Compensation Committee determined, and Mr. Bergeron agreed, that Mr. Bergeron would forego any annual cash bonus award earned for fiscal year 2012 and, therefore, Mr. Bergeron did not receive any award of annual bonus for fiscal year 2012.

(2) Mr. Dykes received an award of 7,286 restricted stock units, granted on January 2, 2013, in lieu of cash for his annual bonus award. Such award vests on the one-year anniversary of the grant date subject to VeriFone's achievement of a minimum non-GAAP net income per share target for fiscal year 2013 and the named executive's continued employment with VeriFone on the vest date. However, on February 4, 2013, we announced Mr. Dykes' resignation as our Chief Financial Officer effective February 4, 2013 and retirement from VeriFone effective February 28, 2013, and as a result thereof such award was forfeited.

(3) Mr. Dumbrell received an award of 1,634 restricted stock units, granted on January 2, 2013, in lieu of cash for his annual bonus award. Such award vests on the one-year anniversary of the grant date subject to VeriFone's achievement of a minimum non-GAAP net income per share target for fiscal year 2013 and the named executive's continued employment with VeriFone on the vest date.

(4) Mr. Liu received an award of 3,388 restricted stock units, granted on January 2, 2013, in lieu of cash for his annual bonus award. Such award vests on the one-year anniversary of the grant date subject to VeriFone's achievement of a minimum non-GAAP net income per share target for fiscal year 2013 and the named executive's continued employment with VeriFone on the vest date.

(5) Mr. Yanay received an award of 1,333 restricted stock units, granted on January 2, 2013, in lieu of cash for his annual bonus award. Such award vests on the one-year anniversary of the grant date subject to VeriFone's achievement of a minimum non-GAAP net income per share target for fiscal year 2013 and the named executive's continued employment with VeriFone on the vest date. Mr. Yanay's annual bonus amount is set and paid in Israeli New Shekels. For disclosure purposes, Mr. Yanay's annual bonus award of ILS 150,000 has been converted from Israeli New Shekels to U.S. Dollars at the October 31, 2012 exchange rate of 3.910 Shekels per one U.S. Dollar.

Determination of 2012 Semi-Annual and Quarterly Target Bonus Amounts

In the first quarter of each fiscal year, the Compensation Committee sets quarterly bonus targets for each sales executive and semi-annual bonus targets for each non-sales executive, other than our CEO. For fiscal year 2012, Mr. Dumbrell received quarterly bonus targets and each of Messrs. Dykes, Liu and Yanay received semi-annual bonus targets. Messrs. Dykes, Liu and Yanay's semi-annual bonus targets are awarded based solely on performance-based goals established by the Compensation Committee and performance-based objectives recommended to the Compensation Committee by the CEO. Approximately 90% of the quarterly bonus targets of Mr. Dumbrell, which we refer to as performance target bonus in the below table, is awarded if performance-based goals established by the Compensation Committee for the quarter are met. The remaining 10% of such bonus targets, which we refer to as individual bonus in the below table, is not based on pre-set objectives, but rather is awarded if Mr. Dumbrell has met or exceeded the expectations of our CEO based on our CEO's subjective review of Mr. Dumbrell's individual performance during the quarter.

For fiscal year 2012, 60% of the semi-annual performance bonus for each of Messrs. Dykes, Liu and Yanay was based on the corporate financial performance metrics and 40% of such bonus was measured on each named executive achieving personal performance objectives specific to the areas of responsibilities and the organization managed by each such named executive. For Mr. Dykes, this included continued efforts toward integration of acquired businesses, implementing cost-savings and expense-control measures, development of the finance organization and infrastructure in-line with our growth, and implementing process improvements. For Mr. Liu, the primary achievements were strong execution on corporate development initiatives and strategic transactions, continued efforts toward integration of acquired businesses, managing corporate development initiatives and implementing business process enhancements. For Mr. Yanay, personal performance objective measures were achievement of operational efficiencies, continued efforts toward integration of the operations of acquired businesses, including the Hypercom and Point businesses, and effecting additional cost-savings and operational synergies.

For Mr. Dumbrell, quarterly performance target bonus was based on (1) the corporate financial performance metrics, (2) the contribution by his business unit to our operating income for the quarter, referred to as the contribution margin and (3) the gross margin achieved by his business unit for the quarter. For fiscal year 2012, 30% of each of Mr. Dumbrell's quarterly performance target bonus was based on achievement of the corporate financial performance metrics, 30% was based on achievement of the contribution margin targets, 30% was based on achievement of gross margin targets and 10% was allocated based on discretionary qualitative criteria. The business unit's gross margin and contribution margin targets for each fiscal quarter were determined based on specific business unit level gross margin and contribution margin improvements built into our company-wide plan and year-over-year growth goals. Contribution margin and gross margin targets achieved between 80% and 100% of contribution margin goals, result in a reduced payout of the portion of the performance-based quarterly bonuses attributed to such goals. Mr. Dumbrell's performance-based bonus could also exceed 100% of the target performance-based quarterly bonus if his business units contributed in excess of 100% of his performance-based goal.

The Compensation Committee approved the following target bonuses for fiscal year 2012 for the named executives:

	First Half of Fiscal Year 2012		Second Half of Fiscal Year 2012		Total	
Named Executive	Performance Target Bonus	Individual Target Bonus	Performance Target Bonus	Individual Target Bonus	Performance Target Bonus	Individual Target Bonus
Robert Dykes	$55,000	$—	$55,000	$—	$110,000	$—
Albert Liu	$50,000	$—	$50,000	$—	$100,000	$—
Eliezer Yanay(1)	$57,545	$—	$57,545	$—	$115,090	$—

	First Fiscal Quarter		Second Fiscal Quarter		Third Fiscal Quarter		Fourth Fiscal Quarter		Total	
Named Executive	Performance Target Bonus	Individual Target Bonus	Performance Target Bonus	Individual Target Bonus	Performance Target Bonus	Individual Target Bonus	Performance Target Bonus	Individual Target Bonus	Performance Target Bonus	Individual Target Bonus
Jeff Dumbrell	$33,750	$3,750	$33,750	$3,750	$33,750	$3,750	$33,750	$3,750	$135,000	$15,000

(1) Mr. Yanay's bonus amounts are set and paid in Israeli New Shekels. For disclosure purposes, Mr. Yanay's semi-annual bonus amounts have been converted from Israeli New Shekels to U.S. Dollars at the October 31, 2012 exchange rate of 3.910 Shekels per one U.S. Dollar.

Semi-Annual and Quarterly Bonus Awards

For fiscal year 2012, the Compensation Committee determined, after considering the fiscal year performance and the recommendation of management, that each named executive's earned semi-annual cash bonus for the second half of fiscal year 2012 would be awarded in the form of a performance-based award of restricted stock units of equivalent value in lieu of cash payment. Similarly, the Compensation Committee determined that the fourth fiscal quarter 2012 cash bonus for Mr. Dumbrell would be awarded in the form of a performance-based award of restricted stock units of equivalent value in lieu of cash payment. Such equity awards vest at the one-year anniversary of their grant date, subject to VeriFone's achievement of a minimum non-GAAP net income per share target fiscal year 2013 and the named executive's continued employment with VeriFone on the vest date.

The following semi-annual or quarterly bonus awards were actually awarded to our named executives in fiscal year 2012:

	First Half of Fiscal Year 2012		Second Half of Fiscal Year 2012		Total	
Named Executive	**Performance Bonus Award(1)**	**Individual Bonus Award**	**Performance Bonus Award(1)**	**Individual Bonus Award**	**Performance Bonus Award(1)**	**Individual Bonus Award**
Robert Dykes(2)	$57,772	$—	$54,967	$—	$112,739	$—
Albert Liu(3)	$52,520	$—	$49,970	$—	$102,490	$—
Eliezer Yanay(4)	$60,445	$—	$57,510	$—	$117,955	$—

	First Fiscal Quarter		Second Fiscal Quarter		Third Fiscal Quarter		Fourth Fiscal Quarter		Total	
	Performance Bonus Award(1)	**Individual Bonus Award**	**Performance Bonus Award(1)**	**Individual Bonus Award**	**Performance Bonus Award(1)**	**Individual Bonus Award**	**Performance Bonus Award(1)**	**Individual Bonus Award**	**Performance Bonus Award(1)**	**Individual Bonus Award**
Jeff Dumbrell(5)	$36,113	$3,750	$38,891	$3,750	$33,649	$3,750	$27,990	$3,750	$136,643	$15,000

(1) Calculated as 60% based on corporate achievement against pre-established financial metrics and 40% based on achievement of pre-established organization-specific objectives for Messrs. Dykes, Liu and Yanay and 30% based on corporate achievement against pre-established financial metrics and 60% based on business unit achievement against pre-established financial metrics for Mr. Dumbrell. A summary of our actual achievement against company-wide financial performance metrics used as targets for the corporate components of our named executives' performance-based awards for fiscal year 2012 is provided under *"Fiscal Year 2012 Bonus Determinations-Determination of 2012 Target Bonus Amount"* of this CD&A.

(2) Mr. Dykes achieved his personal specific performance objectives at 100% of target for each of the first half of fiscal year 2012 and the second half of fiscal year 2012. Mr. Dykes' compensation does not include an individual bonus component. The performance bonus award for the first half of fiscal year 2012 was paid in cash. For the second half of fiscal 2012, Mr. Dykes received an award of 1,800 shares of restricted stock units, granted on January 2, 2013, in lieu of cash for his semi-annual bonus award. Such award vests on the one-year anniversary of the grant date subject to VeriFone's achievement of a minimum non-GAAP net income per share target for fiscal year 2013 and Mr. Dykes' continued employment with VeriFone on the vest date. However, on February 4, 2013, we announced Mr. Dykes' resignation as our Chief Financial Officer effective February 4, 2013 and retirement from VeriFone effective February 28, 2013, and as a result thereof such award was forfeited.

(3) Mr. Liu achieved his personal performance objectives at 100% of target for each of the first half of fiscal year 2012 and the second half of fiscal year 2012. Mr. Liu's compensation does not include an individual bonus component. The performance bonus award for the first half of fiscal year 2012 was paid in cash. For the second half of fiscal 2012, Mr. Liu received an award of 1,637 shares of restricted stock units, granted

on January 2, 2013, in lieu of cash for his semi-annual bonus award. Such award vests on the one-year anniversary of the grant date subject to VeriFone's achievement of a minimum non-GAAP net income per share for target fiscal year 2013 and Mr. Liu's continued employment with VeriFone on the vest date.

(4) Mr. Yanay achieved his personal performance objectives at 100% of target for each of the first half of fiscal year 2012 and the second half of fiscal year 2012. Mr. Yanay's compensation does not include an individual bonus component. The performance bonus award for the first half of fiscal year 2012 was paid in cash. For the second half of fiscal 2012, Mr. Yanay received an award of 1,932 shares of restricted stock units, granted on January 2, 2013, in lieu of cash for his semi-annual bonus award for the second half of fiscal 2012. Such award vests on the one-year anniversary of the grant date subject to VeriFone's achievement of a minimum non-GAAP net income per share target fiscal year 2013 and Mr. Yanay's continued employment with VeriFone on the vest date. Mr. Yanay's bonus amounts are set and paid in Israeli New Shekels. For disclosure purposes, Mr. Yanay's semi-annual bonus amounts have been converted from Israeli New Shekels to U.S. Dollars at the October 31, 2012 exchange rate of 3.910 Shekels per one U.S. Dollar.

(5) The performance target bonus payments to Mr. Dumbrell were based on the achievement of preset targets for the contribution margin and gross margin of Mr. Dumbrell's business unit. For fiscal year 2012, the business unit's gross margin and contribution margin targets for each fiscal quarter were determined based on specific gross margin and contribution margin improvements built into our company-wide plan and year-over-year growth goals. For fiscal year 2012, Mr. Dumbrell's achievement of these targets, rounded to the nearest tenth percentile, were 100th percentile for both contribution margin and for gross margin in Q1; 110th percentile for both contribution margin and for gross margin in Q2; 100th percentile for both contribution margin and for gross margin in Q3; and 80th percentile for contribution margin and 100th percentile for gross margin in Q4. The individual bonus amounts paid to Mr. Dumbrell for fiscal year 2012 were achieved at 100% based on our CEO's subjective review of Mr. Dumbrell's individual performance, which took into consideration, among other factors, staff management and development, and management of customer relationships. The performance bonus awards for Mr. Dumbrell for the first, second and third fiscal quarters of 2012 were paid in cash. For his fourth fiscal quarter 2012 cash bonus award, Mr. Dumbrell received an award of 1,040 shares of restricted stock units, granted on January 2, 2013, in lieu of cash. Such award vests on the one-year anniversary of the grant date subject to VeriFone's achievement of a minimum non-GAAP net income per share target fiscal year 2013 and Mr. Dumbrell's continued employment with VeriFone on the vest date.

Additional Discretionary Bonus

At the end of the fiscal year, the Compensation Committee also evaluated each named executive's performance for extraordinary performance exceeding expectations or significant increase in level of responsibility to determine whether to award any additional discretionary bonus. For fiscal year 2012, the Compensation Committee did not award any additional discretionary bonus to any named executive.

Short- and Long-Term Equity Incentive Compensation

On an annual basis, the Compensation Committee determines whether to make equity incentive awards to each named executive, except in cases where the Compensation Committee has approved otherwise in a written agreement. For fiscal year 2012, Mr. Bergeron's employment agreement provided that he received an annual equity award unless otherwise determined by the Board. For fiscal year 2013, pursuant to the McGinn Letter Agreement, Mr. McGinn received an initial equity award on April 1, 2013 and will also receive monthly equity awards commencing on September 1, 2013, provided that he continues to serve as our interim Chief Executive Officer as of that date. See *"Employment-Related Agreements with Named Executives—Employment-Related Agreements with our Former and Interim Chief Executive Officer"* above.

Amount of Incentive Compensation. The amount of equity incentive compensation and mix between short- and long-term equity grants (with short-term generally referring to grants with vesting criteria that may be achieved within one year and long-term generally referring to grants with vesting criteria that may be achieved in excess of one year), if any, awarded each year to the named executives, other than our Chief Executive Officer, is determined by the Compensation Committee in consultation with our Chief Executive Officer after taking into account our overall compensation program objectives. These grants are intended to serve as incentives for our named executives to remain with us, continue performance at levels consistent with our corporate objectives and to tie a substantial amount of their overall compensation to the long-term performance of our common stock. In making awards of options and restricted stock units for our named executives, the Compensation Committee determined that allocating a substantial portion of total compensation for each of the named executives in the form of these awards aligns the interests of each of our named executives with the interests of our stockholders. The Compensation Committee has determined that the value of equity awards for purposes of the incentive compensation determination should be based on the value of the underlying common stock on the date of grant.

Mix of Awards. We view stock options as a way to link the compensation of our named executives directly to value creation for our stockholders, because the amount that a named executive realizes from stock options depends solely on the increase in value of our common stock from the grant date of the option. We view restricted stock units, which are an unsecured promise to deliver shares of our common stock, as a method to economically place each recipient of a restricted stock unit in the same position as a stockholder because the amount that a recipient ultimately receives from a restricted stock unit depends on the actual value of shares of common stock when the shares underlying the restricted stock units are delivered. In addition, more recently, we have used performance-based equity awards as a means to incentivize achievement of specific corporate objectives. The Compensation Committee considers all of these alternatives in determining the appropriate mix of equity awards to achieve the proper allocation of performance and retention incentives.

Vesting of Long-Term Incentives. Generally stock options granted with time-based vesting become exercisable as to 25% of the grant one year after the grant date and as to the remainder of the grant in equal quarterly installments over the following three years. The stock option life is seven years from the date of grant and offers named executives the right to purchase the stated number of shares of our common stock at an exercise price per share determined on the date of grant. Stock options have value only to the extent the price of our shares on the date of exercise exceeds the applicable exercise price. The exercise price is the fair market value of our common stock based on the stock closing price, as traded on the NYSE, on the grant date.

Stock options granted with performance-based criteria are earned upon achievement of one or more specified performance target and become exercisable over a preset vesting schedule, usually within one year of the date the option award is granted.

Restricted stock units that are granted with time-based vesting generally vest as to 25% of the grant one year after the grant date and as to the remainder in equal quarterly installments over the following three years and upon vesting, shares of our common stock are deliverable on a one-for-one basis. Restricted stock units granted with performance-based criteria vest upon achievement of one or more set targets on the specified target date, usually within one year of the date the award is granted, and are forfeited if the targets are not met as specified.

Accounting Considerations. All equity grants are accounted for in accordance with Financial Accounting Standards Board ("FASB") ASC Topic 718, *Share-Based Payment.* The Compensation Committee did not attribute significant weight to the stock-based compensation charges that would be recorded for accounting purposes for the grants of options and restricted stock units granted to our named executives in light of the fact that these items do not directly relate to the achievement of our compensation objectives.

Equity Grant Procedures. Equity awards to our employees are generally awarded only on dates that the Compensation Committee meets. As a result of this procedure, we have generally awarded equity grants to our named executives based on and immediately following an annual review of employee equity awards, unless otherwise set forth in a written agreement approved by the Compensation Committee. Mr. Bergeron received equity awards as part of his employment agreement. For fiscal year 2013, pursuant to the McGinn Letter Agreement, Mr. McGinn received an initial equity award on April 1, 2013 and will also receive monthly equity awards commencing on September 1, 2013, provided that he continues to serve as our interim Chief Executive

Officer as of that date. For fiscal year 2012, the annual review for our named executives, including our Chief Executive Officer, was completed in December 2011. The grant date is set as the first trading day of the month following Board approval of the equity award.

Fiscal Year 2012 Equity Incentive Determinations

In December 2011, following its evaluation of short- and long-term incentive plan practices and market trends, including the report by an executive compensation consultant retained by our Compensation Committee, as described above in this CD&A under *"Determination of Compensation,"* our Compensation Committee granted each of our named executives a short-term performance-based equity award with vesting on the first anniversary of grant contingent upon our achievement of a pre-set financial metric and a long-term equity award that time vests over four years. Messrs. Dykes, Liu and Dumbrell received their awards in the form of stock option grants and Mr. Yanay received his award in the form of restricted stock units. The Compensation Committee determined to continue to structure certain named executive equity awards as restricted stock units rather than stock options as a means to encourage executive ownership of VeriFone stock, consistent with the stock ownership guidelines implemented for our executives during fiscal year 2011. In addition to peer group data and market practices, the Compensation Committee also took into consideration the value of unvested equity awards held by each named executive and the exercise prices of the equity awards held by our named executives in determining what level of equity award would appropriately incentivize each named executive.

Each of Messrs. Dykes, Liu and Yanay's short-term performance-based equity award vests on the first anniversary of the grant date if our fiscal year 2012 non-GAAP net income per share is at or above a target set by the Compensation Committee in December 2011, and is forfeited if the fiscal year 2012 non-GAAP net income per share is below such target. For Mr. Bergeron, one-half of the short-term performance-based equity awards vest on the first anniversary of the grant date if our fiscal year 2012 non-GAAP net income per share is at or above the target set by the Compensation Committee in December 2011 and one-half of the short-term performance-based equity awards vest on the first anniversary of the grant date if the Board determines that we have successfully integrated certain of our recently acquired businesses. Mr. Dumbrell's performance-based equity award vests on the first anniversary of the grant date if he meets or exceeds the internal organic revenue and contribution margin targets set by the Board for his business unit as to one-half of the award and if Mr. Dumbrell submits and receives the Board's approval for a fiscal year 2013 operating plan for his business unit that includes revenue growth at a preset internal target percentage as to one-half of the award. The long-term equity awards granted with time-based vesting vests as to 25% of the grant approximately one year after the grant date and as to the remainder in equal quarterly installments over the following three years.

The following sets forth the fiscal year 2012 equity incentive awards, including the factors considered by the Compensation Committee in setting each such award:

Named Executive	Short-Term Performance-Based Stock Option Award (Shares)(1), (2)	Long-Term Stock Option Award with Time-Based Vesting (Shares)(1), (2)	Short-Term Performance-Based Restricted Stock Unit Award (Shares)(1), (2)	Long-Term Restricted Stock Unit Award with Time-Based Vesting (Shares)(2)
Douglas G. Bergeron(3)	361,000	186,000	—	—
Robert Dykes(4)(5)	34,200	34,200	—	—
Jeff Dumbrell(6)	24,800	24,800	—	—
Albert Liu(4)	51,300	51,300	—	—
Eliezer Yanay(4)	—	—	20,600	20,600

(1) For fiscal year 2012, we achieved the non-GAAP net income per share target set by the Compensation Committee in December 2011 for the performance-based equity awards. For further information on these equity incentive awards see *"Grants of Plan-Based Awards"* below.

(2) In the first quarter of fiscal year 2012, the Compensation Committee engaged Compensia to prepare assessments of short and long-term equity incentive grant trends and practices as part of Compensia's assessment of our overall executive compensation program and competitiveness of our program. The Compensation Committee also reviewed and considered the value of each named executive's equity holdings. Based on its review, the Compensation Committee determined that some component of long-term equity incentive awards to named executives should be in the form of restricted stock units and/or stock options. Further, the Compensation Committee determined that of these equity awards, for our Chief Executive Officer approximately two-thirds should be contingent on performance and for the other named executives, approximately 50% should be contingent on performance, with the remaining equity awards based on time-based vesting, in order to incentivize and retain the named executives while aligning pay with shareholder value. In general, as to each named executive, the Compensation Committee placed significant weight on a value-based approach for equity awards. For fiscal year 2012, prior to the grant of such award, each named executive was given a choice to elect to receive their equity award either in the form of restricted stock units or the equivalent value in the form of stock options, in each case with value determined by the Compensation Committee based on peer group data as further described below. Each named executive elected to receive their equity award for fiscal year 2012 in the form of stock options, except for Mr. Yanay, who elected to receive his equity award in the form of restricted stock units.

(3) In setting the fiscal year 2012 short- and long-term equity grants awarded to Mr. Bergeron, the Compensation Committee relied mainly on peer group and market data and pay-for-performance analysis prepared and presented by Compensia as part of its assessment of the competitiveness of our chief executive officer compensation program. The Compensation Committee took into account that our one- and three-year total shareholder return, financial performance, market capitalization growth were generally in the top half compared to peer group companies, including one-year total shareholder return at the 100th percentile compared to peer group companies. The Compensation Committee also considered our overall performance, and Mr. Bergeron's continued strong performance in his role as our chief executive, particularly Mr. Bergeron's deep understanding and knowledge of the payments industry and execution on key strategic and transformational initiatives, including the key role Mr. Bergeron was expected to have in the successful completion of the then-pending acquisition of Electronic Transaction Group Nordic Holding AB, a Swedish company operating the Point International business. The Compensation Committee was also mindful that Mr. Bergeron's total cash compensation had remained the same since fiscal year 2010 and remained at less than the 50th percentile of peer group companies. Taking into consideration all these factors, for fiscal year 2012, the Committee determined to set Mr. Bergeron's equity awards at the 100th percentile compared to peer group companies. Mr. Bergeron resigned as our Chief Executive Officer, effective March 12, 2013. With respect to Mr. Bergeron's outstanding equity-based awards that had not yet vested as of March 12, 2013, Mr. Bergeron will continue to vest in those awards (other than equity-based awards that vest based on achievement of pre-established performance goals, which will cease to vest as of March 12, 2013), as if Mr. Bergeron remained employed by VeriFone until March 12, 2014, subject to compliance with Mr. Bergeron's post-termination obligations under the Bergeron Employment Agreement. Any stock option that becomes vested during the additional vesting period set forth in the preceding sentence will be exercisable until the earlier of 90 days following the first anniversary of Mr. Bergeron's separation from VeriFone and the original term of such stock option.

(4) In setting the fiscal year 2012 short- and long-term equity grants awarded to Messrs. Dykes, Liu and Yanay, the Compensation Committee relied mainly on peer group and market data and pay-for-performance analysis prepared and presented by Compensia as part of its assessment of the competitiveness of our executive compensation program. For Messrs. Dykes, Liu and Yanay, the Compensation Committee gave considerable weight to the evaluation by Mr. Bergeron of each named executive's contributions to their areas of responsibilities and organizational and corporate-wide initiatives as well as our performance compared to peer group companies.

(5) On February 4, 2013, we announced Mr. Dykes' resignation as our Chief Financial Officer effective February 4, 2013 and retirement from VeriFone effective February 28, 2013; provided however, that he remained available to assist us with respect to transition matters on an as-needed basis for the period from

March 1, 2013 to May 1, 2013. During this period, Mr. Dykes received, subject to the terms and conditions set forth in the Separation Agreement, continued vesting of his outstanding and unvested equity awards, based on their current vesting schedule and terms, to and inclusive of May 1, 2013.

(6) In setting the fiscal year 2012 short- and long-term equity grants awarded to Mr. Dumbrell, the Compensation Committee relied mainly on peer group and market data and pay-for-performance analysis prepared and presented by Compensia as part of its assessment of the competitiveness of our executive compensation program. In particular, the Compensation Committee took into account our recent growth, including through strategic acquisitions internationally in Mr. Dumbrell's region and the increased level of responsibility associated with our expansion into new geographic regions or markets, as well as on input from Mr. Bergeron.

Perquisites and Benefits

Other than with respect to Mr. Yanay, we do not provide perquisites or personal benefits (such as financial services, air travel (other than reimbursement for business travel), country club memberships or car allowances) to the named executives other than standard health and welfare benefits available to all employees. We provide Mr. Yanay with the use of a car (including reimbursement of the tax effect of such benefit), study fund contributions, severance fund contributions and a recuperation allowance and other insurance benefits as is customary for executives in Israel, Mr. Yanay's home country. We also reimbursed Mr. Yanay for the cost of his cellular telephone use (including reimbursement of the tax effect of such benefit). These benefits were previously provided to Mr. Yanay in connection with his employment at Lipman, which we acquired on November 1, 2006.

As disclosed in footnote 6 of the Summary Compensation Table of this CD&A, from January 2011 through December 2011, Mr. Dumbrell was on temporary international assignment in support of our Northern Europe, Middle East and Africa operations and business development initiatives. In connection with this assignment we requested that Mr. Dumbrell temporarily relocate to the United Kingdom, and provided for certain housing, education and supplemental health and welfare coverage expenses and tax reimbursements for the term of this temporary assignment.

EXECUTIVE COMPENSATION

Summary Compensation

The following table sets forth compensation awarded to, paid to, or earned by VeriFone's named executives during fiscal years 2012, 2011 and 2010.

Summary Compensation Table

	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Comp Earnings ($)	All Other Compensation ($)	Total ($)
Douglas G. Bergeron	2012	800,000	—	—	9,649,846(3)	— (4)	—	7,960(4)	10,457,806
Chief Executive Officer	2011	800,000	—	11,354,274	—	2,000,000(4)	—	8,870	14,163,144
	2010	800,000	—	4,420,271	—	2,000,000(4)	—	883	7,221,154
Robert Dykes	2012	430,000	—	—	1,206,672(3)	335,264(5)	—	8,116(5)	1,980,052
Executive Vice President and	2011	430,000	—	2,270,863	—	303,323(5)	—	14,361	3,018,547
Chief Financial Officer	2010	425,000	42,280	491,135	—	307,720(5)	—	883	1,267,018
Jeff Dumbrell	2012	350,000	20,000(6)	—	875,013(3)	181,568(6)	—	97,908(6)	1,524,489
Executive Vice President,	2011	325,000	17,500	2,831,396	—	189,069(6)	—	594,338(6)	3,957,303
Europe, Middle East, Africa and Asia	2010	315,000	43,284	1,326,071	—	106,716(6)	—	855	1,791,926
Albert Liu(7)	2012	350,000	—	—	1,810,008(3)	205,990(8)	—	15,486(8)	2,381,484
Executive Vice President,	2011	340,000	20,000	1,703,137	—	130,738(8)	—	13,791	2,207,666
Corporate Development and General Counsel		—	—	—	—	—	—	—	—
Eliezer Yanay	2012	408,065(9)	—	1,502,152(3)	—	157,661(10)	—	153,329(11)	2,221,207
Executive Vice President,	2011	401,016(9)	7,794	1,703,137	—	145,568(10)	—	150,146(11)	2,407,661
Operations	2010	377,482(9)	44,525	1,817,224	—	114,476(10)	—	151,237(11)	2,504,944

(1) Amounts shown in this column reflect the aggregate grant date fair value of these restricted stock unit awards as computed in accordance with FASB ASC Topic 718 and do not reflect whether the recipient has actually realized a financial benefit from the awards (such as by vesting in a restricted stock unit award). For information on the valuation of these amounts, refer to "Stockholders' Equity" of the notes to consolidated financial statements included in our Annual Report on Form 10-K filed with the SEC for the fiscal year ended October 31, 2012. See the Grants of Plan-Based Awards table below for information on awards made in fiscal year 2012.

(2) Amounts shown in this column reflect the aggregate grant date fair value of stock option grants as well as any modification charge in each case computed in accordance with FASB ASC Topic 718 and do not reflect whether the recipient has actually realized a financial benefit from the awards (such as by exercising stock options). This column represents the total dollar amount that would be recognized as stock-based compensation for financial statement reporting purposes over the term of the stock option grants. The fair value was estimated using the Black-Scholes option pricing model in accordance with FASB ASC Topic 718. Pursuant to SEC rules, amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For information on the valuation assumptions used for the calculation of these amounts, refer to "Stockholders' Equity" of the notes to consolidated financial statements included in our Annual Report on Form 10-K filed with the SEC for the fiscal year ended October 31, 2012. See *"Grants of Plan-Based Awards for 2012"* below for information on awards made in fiscal year 2012 and the achievement levels for performance-based awards.

(3) For information of the equity award grants to the named executive see *"Fiscal Year 2012 Equity Incentive Determinations"* and *"Grants of Plan-Based Awards for 2012"* of this CD&A.

(4) For fiscal year 2012, the Compensation Committee determined, and Mr. Bergeron agreed, that Mr. Bergeron would forego any annual bonus award. Accordingly, Mr. Bergeron did not receive any annual bonus award for fiscal year 2012. See *"Annual Bonus Awards"* in this CD&A for discussion of the pre-established targets and the amounts earned but not paid. Fiscal year 2011 and 2010 Non-Equity Incentive Plan Compensation represents earned annual performance-based cash bonus at 200% of annual performance-based target bonus. For fiscal year 2011, such amount represented the maximum payout of his annual bonus target. For fiscal year 2010, $750,000 was attributed to actual corporate net income, as adjusted per share (as defined in the CD&A filed for such fiscal year) exceeding the pre-set financial target. For fiscal year 2012 amounts in All Other Compensation consisted of $7,000 of company 401(k) plan matching contribution and $960 of life insurance premiums. See footnote 1 of the Grants of Plan-Based Awards for 2012 Table of this CD&A for discussion regarding the effect Mr. Bergeron's resignation had on his outstanding equity-based awards.

(5) For Mr. Dykes, fiscal year 2012 amount represents earned annual performance-based cash bonus of $89,010 for the corporate component earned at the 100th percentile, rounded to the nearest tenth percentile, $133,515 for the personal performance objective component earned at 100% and $112,739 of semi-annual performance bonus earned in fiscal year 2012. Mr. Dykes received a total award of 9,086 restricted stock

units, granted on January 2, 2013, in lieu of cash for his annual bonus award and his semi-annual bonus award for the second half of fiscal 2012. Such award vests on the one-year anniversary of the grant date subject to VeriFone's achievement of a minimum non-GAAP net income per share target for fiscal year 2013 and Mr. Dykes' continued employment with VeriFone on the vest date. On February 4, 2013, we announced Mr. Dykes' resignation as our Chief Financial Officer effective February 4, 2013 and retirement from VeriFone effective February 28, 2013, and as a result thereof certain awards totaling 9,086 restricted stock units were forfeited. See *"Grants of Plan-Based Awards", "Annual Bonus Awards"* and *"Determination of 2012 Quarterly or Semi-Annual Target Bonus Amounts"* in this CD&A for further discussion of the pre-established targets and the amounts earned. Fiscal year 2011 amount represents earned annual performance-based cash bonus of $198,778 based on achievement at the 120th percentile for the corporate component and at 100% for the personal performance objective component, and $104,545 of semi-annual performance bonus. Fiscal year 2010 amount represents earned annual performance-based cash bonus at the 120th percentile for the corporate component and 100% for the individual component of $201,420 and $106,300 of semi-annual performance bonus earned in fiscal year 2010. For fiscal year 2012 amounts in All Other Compensation consisted of $7,156 of company 401(k) plan matching contribution and $960 of life insurance premiums.

(6) For Mr. Dumbrell, fiscal year 2012 bonus amount represents earned individual bonus component of quarterly bonus awards of $15,000 and of the annual bonus award of $5,000 for the fiscal year. The individual bonus component of the quarterly and annual bonus awards is awarded at the discretion of the CEO based on a qualitative assessment of achievement against strategic goals and personal objectives set for each named executive by the CEO and each named executive. Fiscal year 2012 non-equity incentive plan compensation represents earned annual performance-based cash bonus of $15,525 based on achievement at the 100th percentile for the corporate component and $29,400 for achievement at the 100th percentile for both contribution margin and gross margin components, and earned amount of quarterly performance bonus totaling $136,643 awarded to Mr. Dumbrell. Attainment percentages are rounded to the nearest tenth percentile. Mr. Dumbrell received a total award of 2,674 restricted stock units, granted on January 2, 2013, in lieu of cash for his annual bonus award and his fourth fiscal quarter bonus award. Such award vests on the one-year anniversary of the grant date subject to VeriFone's achievement of a minimum non-GAAP net income per share target for fiscal year 2013 and Mr. Dumbrell's continued employment with VeriFone on the vest date. See *"Grants of Plan-Based Awards", "Annual Bonus Awards"* and *"Determination of 2012 Quarterly or Semi-Annual Target Bonus Amounts"* in this CD&A for further discussion of amounts earned. Fiscal year 2011 non-equity incentive plan compensation represents earned annual performance-based cash bonus of $15,579 based on achievement at the 120th percentile for the corporate component and $34,425 for achievement at the 110th percentile for both contribution margin and gross margin components, and earned amount of quarterly performance bonus totaling $139,065 awarded to Mr. Dumbrell. Fiscal year 2010 amount represents earned annual performance-based bonus at the 120th percentile for the corporate component and 100% for the individual component of $41,963 for fiscal year 2010 and earned amount of quarterly performance bonus totaling $64,753 awarded to Mr. Dumbrell.

From January 2011 through December 2011, Mr. Dumbrell was on temporary international assignment in support of our Northern Europe, Middle East and Africa operations and business development initiatives. In connection with this assignment we requested that Mr. Dumbrell temporarily relocate to the United Kingdom, and we provided for certain housing, education and supplemental health and welfare coverage expenses and tax reimbursements to Mr. Dumbrell for the term of this temporary assignment. Such amounts are included in All Other Compensation in this Summary Compensation Table. During fiscal year 2012, we paid a total of $48,820 in relocation expense reimbursements, with associated tax reimbursements of $33,023, as part of Mr. Dumbrell's relocation to the United Kingdom for this international assignment, which included the following components: housing and furniture rental of $40,249 (with associated tax reimbursement of $29,688) and utilities and other miscellaneous expenses of $8,571 (with associated tax reimbursement of $3,335). During fiscal year 2011 we paid a total of $333,386 in relocation expense reimbursements, with associated tax reimbursements of $245,912, as part of Mr. Dumbrell's relocation to the United Kingdom for this international assignment, which included the following components: housing and furniture rental of $264,037 (with associated tax reimbursement of $194,759); tuition expense for Mr. Dumbrell's children during the relocation assignment of $57,649 (with associated tax reimbursement of $42,523); and $11,700 of supplemental health and welfare coverage, utilities and other miscellaneous relocation expenses (with associated tax reimbursement of $8,630). For fiscal year 2012 amounts in All Other Compensation also included $15,105 of company 401(k) plan matching contribution and $960 of life insurance premiums.

(7) Mr. Liu was not a named executive of the Company in fiscal year 2010.

(8) Fiscal year 2012 amount represents earned annual performance-based cash bonus of $41,400 for the corporate component earned at the 100th percentile, rounded to the nearest tenth percentile, $62,100 for the personal performance objective component earned at 100% and $102,490 of semi-annual performance bonus earned in fiscal year 2012. Mr. Liu received a total award of 5,025 restricted stock units, granted on January 2, 2013, in lieu of cash for his annual bonus award and his semi-annual bonus award for the second half of fiscal 2012. Such award vests on the one-year anniversary of the grant date subject to VeriFone's achievement of a minimum non-GAAP net income per share target for fiscal year 2013 and Mr. Liu's continued employment with VeriFone on the vest date. See *"Grants of Plan-Based Awards", "Annual Bonus Awards"* and *"Determination of 2012 Quarterly or Semi-Annual Target Bonus Amounts"* in this CD&A for further discussion of the pre-established targets and the amounts earned. Fiscal year 2011 bonus amount represents a discretionary year-end bonus of $20,000 awarded to Mr. Liu. Discretionary bonuses are awarded at the discretion of the Compensation Committee with input from the CEO to reward extraordinary efforts and performance. Fiscal year 2011 non-equity incentive plan compensation represents earned annual performance-based cash bonus of $78,465 based on achievement at the 120th percentile for the corporate component and at 100% for the personal performance objective component, and $52,273 of semi-annual performance. For fiscal year 2012 amounts in All Other Compensation consisted of $14,526 of company 401(k) plan matching contribution and $960 of life insurance premiums.

(9) Mr. Yanay's base salary is set and paid in Israeli New Shekels. Fiscal year 2012 amount consists of salary of $332,481, study fund contributions of $24,937 and payment for accrued but unused vacation of $50,647. Fiscal year 2011 amount consists of salary of $346,037, study fund contributions of $22,034 and payment for accrued but unused vacation of $32,945. Fiscal year 2010 amount consists of salary of $342,618, study fund contributions of $21,816 and payment for accrued but unused vacation of $13,048. Amounts for fiscal years 2012, 2011 and 2010 have been converted from Israeli New Shekels to U.S. Dollars at the fiscal year end exchange rates of 3.910 Shekels per one U.S. Dollar, 3.608 Shekels per one U.S. Dollar and 3.644 Shekels per one U.S. Dollar, respectively.

(10) For Mr. Yanay, fiscal year 2012 amount represents earned annual performance-based cash bonus of $15,882 for the corporate component earned at the 100th percentile, rounded to the nearest tenth percentile, $23,824 for the personal performance objective component earned at 100% and $117,955 of semi-annual performance bonus earned in fiscal year 2012. Mr. Yanay received a total award of 3,265 shares of restricted stock units, granted on January 2, 2013, in lieu of cash for his annual bonus award and his semi-annual bonus award for the second half of fiscal 2012. Such award vests on the one-year anniversary of the grant date subject to VeriFone's achievement of a minimum non-GAAP net income per share target for fiscal year 2013 and Mr. Yanay's continued employment with VeriFone on the vest date. See *"Annual Bonus Awards"* and *"Determination of 2012 Quarterly or Semi-Annual Target Bonus Amounts"* in this CD&A for further discussion of the pre-established targets and the amounts earned. Fiscal year 2011 bonus amount represents earned individual bonus component of quarterly bonus awards of $7,795 for fiscal year 2011. The individual bonus component of the quarterly and annual bonus awards is awarded at the discretion of the CEO based on a qualitative assessment of achievement against strategic goals and personal objectives set for each named executive by the CEO and each named executive. Fiscal year 2011 non-equity incentive plan compensation represents earned annual performance-based cash bonus of $11,994 based on achievement at the 120th percentile for the corporate component, $24,252 for achievement of the personal performance objective component at 100% and earned amount of quarterly performance bonus totaling $109,322 awarded to Mr. Yanay. Attainment percentages are rounded to the nearest tenth percentile. Fiscal year 2010 amount represents earned annual performance-based cash bonus at the 120th percentile for the corporate component and 101% for the individual component of target of $38,557 and earned amount of quarterly performance bonus totaling $75,919 awarded to Mr. Yanay. Amounts for fiscal years 2012, 2011 and 2010 have been converted from Israeli New Shekels to U.S. Dollars at the fiscal year end exchange rates of 3.910 Shekels per one U.S. Dollar, 3.608 Shekels per one U.S. Dollar and 3.644 Shekels per one U.S. Dollar, respectively.

(11) Amounts consist primarily of customary Israeli employment-related benefits paid to Mr. Yanay and a car allowance provided to Mr. Yanay as is customary for senior executives in Mr. Yanay's home country of Israel. Fiscal year 2012 amount includes car allowance of $48,184, tax reimbursements of $27,959 for the car allowance, $29,472 for Israeli severance fund payments, $23,882 for manager insurance, cellular phone expense of $19,294, tax reimbursement of $375 for cellular phone and $4,163 for disability insurance, recuperation pay, medical tests and publication subscriptions. Fiscal year 2011 amount includes car allowance of $52,217, tax reimbursements of $15,904 for the car allowance, $30,660 for Israeli severance fund payments, $24,845 for manager insurance, cellular phone expense of $17,220, tax reimbursement of $454 for cellular phone and $8,846 for disability insurance, recuperation pay, medical tests and publication subscriptions. Fiscal year 2010 amount includes car allowance of $51,701, tax reimbursements of $13,796 for the car allowance, $30,357 for Israeli severance fund payments, $24,599 for manager insurance, cellular phone expense of $22,231, tax reimbursement of $444 for cellular phone and $8,109 for disability insurance, recuperation pay, medical tests and publication subscriptions. Amounts for fiscal years 2012, 2011 and 2010 have been converted from Israeli New Shekels to U.S. Dollars at the fiscal year end exchange rates of 3.910 Shekels per one U.S. Dollar, 3.608 Shekels per one U.S. Dollar and 3.644 Shekels per one U.S. Dollar, respectively.

Grants of Plan-Based Awards for 2012

The following table sets forth certain information with respect to grants of plan-based awards in fiscal year 2012 to our named executives, including cash awards and equity awards. The restricted stock unit awards granted to our named executives in fiscal year 2012 were granted under our 2006 Plan. For each equity award with time-based vesting, one quarter of the award vests after one year, and the remainder vests ratably by quarter over the succeeding three years. Each option award has a term of seven years.

			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(2)			Estimated Possible Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Board Approval Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	(#)	($/Sh.)	($)(3)
Douglas G. Bergeron(1) . . .	—	—	—	1,000,000(4)	2,000,000(4)	—	—	—	—	—	—	—
Chief Executive Officer	1/3/2012(5)	12/13/2011	—	—	—	—	180,500	180,500	—	—	$36.46	3,184,273
	1/3/2012(6)	12/13/2011	—	—	—	—	180,500	180,500	—	—	$36.46	3,184,273
	1/3/2012(7)	12/13/2011	—	—	—	—	—	—	—	186,000	$36.46	3,281,300
Robert Dykes	—	—	—	325,000(8)	455,000(8)	—	—	—	—	—	—	—
Executive Vice President	1/3/2012(5)	12/13/2011	—	—	—	—	34,200	34,200	—	—	$36.46	603,336
and Chief Financial Officer	1/3/2012(7)	12/13/2011	—	—	—	—	—	—	—	34,200	$36.46	603,336
Jeff Dumbrell	—	—	—	200,000(9)	340,000(9)	—	—	—	—	—	—	—
Executive Vice President,	1/3/2012(9)	12/13/2011	—	—	—	—	12,400	12,400	—	—	$36.46	218,753
Europe, Middle East,	1/3/2012(10)	12/13/2011	—	—	—	—	12,400	12,400	—	—	$36.46	218,753
Africa and Asia	1/3/2012(7)	12/13/2011	—	—	—	—	—	—	—	24,800	$36.46	437,507
Albert Liu	—	—	—	200,000(8)	280,000(8)	—	—	—	—	—	—	—
Executive Vice President,	1/3/2012(5)	12/13/2011	—	—	—	—	51,300	51,300	—	—	$36.46	905,004
Corporate Development and General Counsel	1/3/2012(7)	12/13/2011	—	—	—	—	—	—	—	51,300	$36.46	905,004
Eliezer Yanay	—	—	—	153,453(8)	214,834(8)	—	—	—	—	—	—	—
Executive Vice President,	1/3/2012(5)	12/13/2011	—	—	—	—	20,600	20,600	—	—	—	751,076
Operations	1/3/2012(7)	12/13/2011	—	—	—	—	—	—	20,600	—	—	751,076

(1) Mr. Bergeron resigned as our Chief Executive Officer effective March 12, 2013. With respect to Mr. Bergeron's outstanding equity-based awards that had not yet vested as of March 12, 2013, Mr. Bergeron will continue to vest in those awards (other than equity-based awards that vest based on achievement of pre-established performance goals, which will cease to vest as of March 12, 2013), as if Mr. Bergeron remained employed by VeriFone until March 12, 2014, subject to compliance with Mr. Bergeron's post-termination obligations under the Bergeron Employment Agreement. Any stock option that becomes vested during the additional vesting period set forth in the preceding sentence will be exercisable until the earlier of 90 days following the first anniversary of Mr. Bergeron's separation from VeriFone and the original term of such stock option.

(2) Amounts shown in these columns represent the range of possible cash payouts for each named executive under our non-equity incentive plan. The threshold amount is zero for all fiscal year 2012 Non-Equity Incentive Plan Awards. Amount shown as estimated target payout is based upon achievement of performance targets at 100%. Amount shown as estimated maximum possible payout reflects maximum achievement for those targets which have a fixed maximum percentage payout and 100% achievement for those targets whose payout above 100% depends on the actual percentage outcome of a particular performance metric without a set maximum possible payout.

(3) Reflects the grant date fair value of each target equity award computed in accordance with ASC 718. The assumptions used in the valuation of these awards are set forth in the notes to our consolidated financial statements included in our Annual Report on Form 10-K filed with the SEC for the fiscal year ended October 31, 2012. These amounts do not correspond to the actual value that will be realized by the named executives.

(4) Reflects target and maximum amount of annual performance-based cash bonus award that may be earned based upon our achieving a pre-established non-GAAP net income per share performance target for fiscal year 2012 and achievement of performance targets established by the Board. For Mr. Bergeron, Non-Equity Plan Awards for fiscal year 2012 consist of a cash bonus payable at 0% to 200% of target under the Bergeron Employment Agreement, and which includes a corporate component based on corporate achievement of a pre-set financial metric and personal performance evaluation by the Board payable at 0% to 200% of target. As disclosed above in the "Summary Compensation Table," the Compensation Committee determined, and Mr. Bergeron agreed, that Mr. Bergeron would forego any payment of fiscal year 2012 Non-Equity Incentive Plan Awards. See further discussion above under *"Fiscal Year 2012 Bonus Determinations."*

(5) For Messrs. Bergeron, Dykes, Liu and Yanay, the vesting of the shares subject to the stock option grant is subject to our achievement of a non-GAAP net income per share financial target for fiscal year 2012 as set by our Board. Subsequent to October 31, 2012, each of these stock award grants was earned at the target amount.

(6) The vesting of the shares subject to the stock option grant is subject to the successful integration of certain acquisitions closed within fiscal year 2011 and 2012, as determined at the discretion of our Board. Subsequent to October 31, 2012, based on an evaluation by our Board, this stock award grant was earned at the target amount.

(7) Shares subject to award vest as to 1/4 of the shares on January 3, 2013 and 1/16 of shares each quarter thereafter.

(8) Reflects target and maximum amount of performance-based cash bonus awards that may be earned based upon achieving pre-established financial and other performance objectives for fiscal year 2012. For Messrs. Dykes, Liu and Yanay, fiscal year 2012 Non-Equity Incentive Plan Awards consist of cash bonus amounts based on semi-annual and annual corporate financial metrics and achievements against personal performance objectives. Corporate targets are payable at 0% to 100% or at such higher percentage above 100% if corporate targets are achieved above 100%. Sixty percent of the annual performance bonus target is based on the actual corporate financial performance compared to the financial plan developed at the beginning of the fiscal year and may be paid at 0% or, for achievement at or above 80% of both financial targets, based on the actual percent of achievement. The remaining 40% of the annual performance bonus target is measured against pre-set personal performance objectives which are specific for each named executive, and may be payable at 0% to 200%. As disclosed above in the "Summary Compensation Table" we paid a total of $335,264 to Mr. Dykes, $205,990 to Mr. Liu and $157,661 to Mr. Yanay for fiscal year 2012 Non-Equity Incentive Plan Awards. See further discussion above under *"Fiscal Year 2012 Bonus Determinations"*.

(9) The vesting of the shares subject to the stock option grant is subject to Mr. Dumbrell's achievement of a contribution margin target and an organic revenue target for the business units that Mr. Dumbrell is responsible for in fiscal year 2012. Subsequent to October 31, 2012, based on an evaluation by our Board, this award was forfeited because the performance targets were not met.

(10) The vesting of the shares subject to the stock option grant is subject to Mr. Dumbrell's submitted and approved fiscal year 2013 operating plan for his organization meeting or exceeding an internal target revenue growth percentage over fiscal year 2012. Subsequent to October 31, 2012, based on an evaluation by our Board, this award was forfeited and canceled because the performance target was not met.

(11) Reflects target and maximum amount of performance-based cash bonus awards that may be earned based upon achieving pre-established financial and other performance targets for fiscal year 2012. For Mr. Dumbrell, fiscal year 2012 Non-Equity Incentive Plan Awards consist of cash bonus amounts based on quarterly and annual corporate financial metrics, business unit specific financial metrics and individual performance. Corporate targets are payable at 0% to 100% or at such higher percentage above 100% if corporate targets are achieved above 100%. Bonus targets based on quarterly business unit performance are payable at 0% to 200% and are subject to minimum attainment levels of 80% for contribution margin targets and 90% for gross margin targets. Individual performance bonuses are payable at 0% to 200%. As disclosed above in the "Summary Compensation Table" we paid a total of $181,568 to Mr. Dumbrell for fiscal year 2012 Non-Equity Incentive Plan Awards. See further discussion above under *"Fiscal Year 2012 Bonus Determinations"*.

Outstanding Equity Awards at Fiscal 2012 Year-End

The following table provides information about unexercised options, stock that has not vested and other equity incentive plan awards that have not vested for each of our named executives as of October 31, 2012.

		Option Awards					Stock Awards			
Name	Option/ Award Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have not Vested (#)	Market Value of Shares or Units of Stock That Have not Vested ($)(19)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have not Vested ($) (19)
Douglas G. Bergeron(1)	3/22/2006(3)	225,000			28.86	3/22/2013				
Chief Executive Officer	5/1/2009(4)	121,875	28,125		7.46	5/1/2016				
	5/1/2009(5)	150,000			7.46	5/1/2016				
	1/4/2010(6)						40,178	$1,190,876		
	1/3/2011(7)						96,429	$2,858,156		
	1/3/2012(8)		186,000		36.46	1/3/2019				
	1/3/2012(9)		180,500		36.46	1/3/2019				
	1/3/2012(10)		180,500		36.46	1/3/2019				
Robert Dykes(2)	5/1/2009(4)	365,625	84,375		7.46	5/1/2016				
Executive Vice President	5/1/2009(11)	50,000			7.46	5/1/2016				
and Chief Financial	1/4/2010(6)						4,464	$ 132,313		
Officer	1/3/2011(7)						16,072	$ 476,374		
	1/3/2012(8)		34,200		36.46	1/3/2019				
	1/3/2012(9)		34,200		36.46	1/3/2019				
Jeff Dumbrell	9/2/2008(18)	25,000			19.99	9/2/2015				
Executive Vice President,	5/1/2009(4)	3,125	9,375		7.46	5/1/2016				
Europe, Middle East,	1/4/2010(6)						12,053	$ 357,251		
Africa and Asia	1/3/2011(7)						28,125	$ 833,625		
	1/3/2012(8)		24,800		36.46	1/3/2019				
	1/3/2012(12)		12,400		36.46	1/3/2019				
	1/3/2012(13)		12,400		36.46	1/3/2019				
Albert Liu	11/3/2008(14)	56,250	9,375		11.41	11/3/2015				
Executive Vice President,	7/1/2009(15)	9,375	4,688		7.68	7/1/2016				
Corporate Development	1/4/2010(6)						4,464	$ 132,313		
and General Counsel	1/3/2011(7)						12,054	$ 357,281		
	1/3/2012(8)		51,300		36.46	1/3/2019				
	1/3/2012(9)		51,300		36.46	1/3/2019				
Eliezer Yanay	9/2/2008(18)	21,878			19.99	9/2/2015				
Executive Vice President,	5/1/2009(4)	3,125	9,375		7.46	5/1/2016				
Operations	1/4/2010(6)						16,518	$ 489,594		
	1/3/2011(7)						12,054	$ 357,281		
	1/3/2012(16)						20,600	$ 610,584		
	1/3/2012(17)								20,600	$610,584

(1) Mr. Bergeron resigned as our Chief Executive Officer effective March 12, 2013. With respect to Mr. Bergeron's outstanding equity-based awards that had not yet vested as of March 12, 2013, Mr. Bergeron will continue to vest in those awards (other than equity-based awards that vest based on achievement of pre-established performance goals, which will cease to vest as of March 12, 2013), as if Mr. Bergeron remained employed by VeriFone until March 12, 2014, subject to compliance with Mr. Bergeron's post-termination obligations under the Bergeron Employment Agreement. Any stock option that becomes vested during the additional vesting period set forth in the preceding sentence will be exercisable until the earlier of 90 days following the first anniversary of Mr. Bergeron's separation from VeriFone and the original term of such stock option.

(2) On February 4, 2013, we announced Mr. Dykes' resignation as our Chief Financial Officer effective February 4, 2013 and retirement from VeriFone effective February 28, 2013; provided however, that he remained available to assist us with respect to transition matters on an as-needed basis for the period from March 1, 2013 to May 1, 2013. During this period, Mr. Dykes received, subject to the terms and conditions set forth in the Separation Agreement, continued vesting of his outstanding and unvested equity awards, based on their current vesting schedule and terms, to and inclusive of May 1, 2013.

(3) Shares subject to this option vested and became exercisable as to 1/4 of the shares on March 22, 2007 and as to 1/16 of shares each quarter thereafter.

(4) Shares subject to this option vested and became exercisable as to 1/4 of the shares on May 1, 2010 and vest as to 1/16 of shares each quarter thereafter.

(5) Option grant conditioned on achievement of a net income, as adjusted, per share financial target for fiscal year 2009 (as defined in the CD&A filed for such fiscal year) as set by our Board, with a target and maximum option award of 150,000 stock options. The option grant was earned at the target amount and shares subject to this option vested and became exercisable on October 31, 2010. The option grant is subject to forfeiture if at any time during the thirty-six months following the date the option is earned we restate our financial statements such that the performance condition would no longer be met.

(6) Shares subject to this RSU award vested as to 1/4 of the shares on January 4, 2011 and vest as to 1/16 of shares each quarter thereafter.

(7) Shares subject to this RSU award vested as to 1/4 of the shares on January 3, 2012 and vest as to 1/16 of shares each quarter thereafter.

(8) Shares subject to this option vested and became exercisable as to 1/4 of the shares on January 3, 2013 and vest as to 1/16 of shares each quarter thereafter.

(9) Shares subject to this option vested and became exercisable as to 100% on January 3, 2013 based on us exceeding our internal non-GAAP net income per share target for fiscal year 2012.

(10) Shares subject to this option vested and became exercisable as to 100% on January 3, 2013 based on the Board's determination that we successfully integrated certain acquisitions closed within fiscal year 2011 and 2012.

(11) Option grant conditioned on achievement of a minimum non-GAAP net income per share, with a target and maximum option award of 50,000 stock options. Option grant was earned at the target amount and shares subject to this option vested and became exercisable on October 31, 2010.

(12) The vesting of the shares subject to the option grant is subject to Mr. Dumbrell's achievement of a contribution margin target and an organic revenue target for the business units that Mr. Dumbrell is responsible for in fiscal year 2012. Subsequent to October 31, 2012, based on an evaluation by our Board, this award was forfeited and canceled because the performance targets were not met.

(13) The vesting of the shares subject to the stock option grant is subject to Mr. Dumbrell's submitted and approved fiscal year 2013 operating plan for his organization meeting or exceeding the internal target revenue growth percentage over fiscal year 2012. Subsequent to October 31, 2012, based on an evaluation by our Board, this award was forfeited and canceled because the performance target was not met.

(14) Shares subject to this option vested and became exercisable as to 1/4 of the shares on November 3, 2009 and vest as to 1/16 of shares each quarter thereafter.

(15) Shares subject to this option vested and became exercisable as to 1/4 of the shares on July 1, 2010 and vest as to 1/16 of shares each quarter thereafter.

(16) Shares subject to this RSU award vested as to 1/4 of the shares on January 3, 2013 and vest as to 1/16 of shares each quarter thereafter.

(17) Shares subject to this RSU award vested as to 100% on January 3, 2013 based on us exceeding our internal non-GAAP net income per share target for fiscal year 2012.

(18) Shares subject to this option vested and became exercisable as to 1/4 of the shares on September 2, 2009 and as to 1/16 of shares each quarter thereafter.

(19) Market value of units of stock that have not vested is computed by multiplying (i) $29.64, the closing market price of our stock on October 31, 2012, by (ii) the number of units of stock.

Fiscal Year 2012 Option Exercises and Stock Vested

The following table presents information concerning the aggregate number of shares for which options were exercised during fiscal year 2012 for each of the named executives. In addition, the table presents information on shares that were acquired upon vesting of stock awards during fiscal year 2012 for each of the named executives on an aggregated basis.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting	Value Realized on Vesting ($)(2)
Douglas G. Bergeron Chief Executive Officer	—	$ —	221,428	$8,141,957(3)
Robert Dykes Executive Vice President and Chief Financial Officer	—	$ —	44,642	$1,637,397(3)
Jeff Dumbrell Executive Vice President, EMEA and Asia	34,375	$1,051,611	52,766	$1,944,126
Albert Liu Executive Vice President, Corporate Development and General Counsel	—	$ —	34,374	$1,261,432(3)
Eliezer Yanay Executive Vice President, Operations	31,249	$ 913,506	44,016	$1,622,027

(1) The value realized on the exercise is calculated as the difference between the fair market value of the shares on the date of exercise and the applicable exercise price for those options.

(2) The value realized on the shares acquired is the fair market value of the shares on the date of vesting, which is the closing price on such date of our stock as traded on the NYSE.

(3) Each of Messrs. Bergeron, Dykes and Liu elected to defer the release of all of the shares acquired on vesting of the stock awards. The terms of the deferral are set forth in the respective grant agreement and provide that the shares will be released upon the earliest to occur of (i) a specified deferred date; (ii) the date of termination of employment with us (with delivery made pursuant to the terms of the respective grant agreement for purposes of Section 409A of the IRC); or (iii) the occurrence of a change in control of the Company as defined in the grant agreement. Messrs. Bergeron, Dykes and Liu have specified a deferred date of December 4, 2016 as to the following value realized on vesting of stock awards: Mr. Bergeron, $1,202,055; Mr. Dykes, $133,534; and Mr. Liu, $133,534. Messrs. Bergeron, Dykes and Liu have specified a deferred date of December 3, 2017 as to the following value realized on vesting of stock awards: Mr. Bergeron, $6,939,902; Mr. Dykes, $1,503,863; and Mr. Liu, $1,127,898. Mr. Bergeron resigned as our Chief Executive Officer, effective March 12, 2013, and accordingly his employment with us terminated effective March 12, 2013. Mr. Dykes resigned as our Chief Financial Officer effective February 4, 2013 and retired from VeriFone effective February 28, 2013; provided, however that he remained available to assist us with respect to transition matters on an as-needed basis for the period from March 1, 2013 to May 1, 2013.

Potential Payments Upon Termination or Change of Control

We have certain change of control arrangements with our named executive officers. In determining the terms and scope of these change of control arrangements, our Compensation Committee considered (i) the employment agreement that Mr. Bergeron entered into in connection with the acquisition and recapitalization of our company led by him and a private equity firm in 2002, and the amended and restated employment agreement that Mr. Bergeron signed with us in 2007, (ii) the change-in-control severance agreements provided to our former chief financial officers and (iii) similar arrangements in place at our "peer" companies as described above under *"Determination of Compensation—Role of Compensation Consultants"* and *"—Competitive Data."*

Under the Bergeron Employment Agreement, if Mr. Bergeron's employment was terminated without cause or if Mr. Bergeron terminated his employment for good reason, then he may have been entitled to severance equal to one year's current base salary and bonus paid for the immediately previous fiscal year, provided that any severance payments would be conditioned on Mr. Bergeron's compliance with the noncompetition and nonsolicitation provisions of such employment agreement. Also, under the Bergeron Employment Agreement we have the option to extend the noncompetition and nonsolicitation period for an additional year by paying Mr. Bergeron an additional year's severance. Furthermore, under the 2009 Employment Agreement, in the event of a termination of Mr. Bergeron's employment without cause or if Mr. Bergeron terminates his employment for good reason, he would be entitled to receive continued of medical benefits for two years following the termination date on terms substantially the same as in effect immediately preceding the termination. Certain of our equity awards to Mr. Bergeron also included provisions for acceleration upon a qualifying termination in connection with a change of control. A qualifying termination occurs if Mr. Bergeron's employment is terminated other than for cause or if he resigns for good reason in the period beginning 90 days prior to a change in control and ending 12 months after a change in control (as defined in the grant agreements). In connection with his resignation effective March 12, 2013, Mr. Bergeron and the Company entered into a letter agreement as to the terms of Mr. Bergeron's separation from VeriFone. The terms of this letter agreement are described under "*Employment-Related Agreements with Named Executives—Employment-Related Agreements with our Former and Interim Chief Executive Officer.*"

Effective March 12, 2013, we entered into an agreement with Mr. McGinn in connection with our appointment of Mr. McGinn as our interim Chief Executive Officer. See "*Employment-Related Agreements with Named Executives—Employment-Related Agreements with our Former and Interim Chief Executive Officer.*"

We entered into a severance agreement dated September 2, 2008 (the "2008 Severance Agreement") with Mr. Dykes in connection with him becoming our Chief Financial Officer on September 9, 2008. Under the 2008 Severance Agreement if there was a qualifying termination, we would have been obligated to pay Mr. Dykes, within 10 days following the date of termination, a sum equal to the total of (i) Mr. Dykes' base salary through the date of termination and any bonuses that were payable but not yet paid or deferred, (ii) any accrued vacation pay and compensation previously deferred, other than pursuant to a tax-qualified plan and (iii) Mr. Dykes' annual base salary during the six-month period immediately prior to the date of termination. In addition, in the event of a qualifying termination, under the 2008 Severance Agreement we would also have been obligated to provide Mr. Dykes with continuing health insurance and related benefits for six months following the date of termination, and the 2008 Severance Agreement provided for the full vesting of any stock options, restricted stock and other stock-based rights held by Mr. Dykes pursuant to our 2006 Plan. However, in connection with Mr. Dykes' retirement from VeriFone, we and Mr. Dykes entered into a separation agreement dated February 1, 2013 that replaces any previous severance agreements between VeriFone and Mr. Dykes, including the 2008 Severance Agreement. See "*Employment-Related Agreements with Named Executives—Severance Agreement with our Former and Current Chief Financial Officers.*"

Mr. Rothman succeeded Mr. Dykes as our Executive Vice President and Chief Financial Officer effective February 4, 2013, and we entered into certain severance terms with Mr. Rothman. See "*Employment-Related Agreements with Named Executives—Severance Agreement with our Former and Current Chief Financial Officers.*"

In addition, our equity awards made in fiscal years 2010, 2011 and 2012 to our named executive officers provide for acceleration of vesting in the event of an involuntary or constructive termination three months prior to or eighteen months following a change of control.

None of our named executives is entitled to a severance payment or acceleration of vesting of equity awards unless the change of control event is followed by, or in the case of equity awards with a change of control provision, three months preceding, an involuntary or constructive termination. All such payments and benefits would be provided by us.

Under Israeli law, Mr. Yanay, who served as our Executive Vice President, Operations during fiscal year 2012, will be entitled to certain statutory severance payments upon termination of employment for any reason, including retirement.

The tables below outline the potential payments and benefits payable to each named executive officer in the event of involuntary termination, or change of control, as if such event had occurred as of October 31, 2012. The tables below do not take into account the terms of the agreements entered into with Messrs. Bergeron and Dykes in connection with their respective resignations.

Involuntary or Constructive Involuntary Termination

Name	Salary Continuation	Cash-Based Incentive Award	Continuation of Benefits	Intrinsic Value of Unvested RSUs(4)	Intrinsic Value of Unvested Options(5)
Douglas Bergeron(1)	$800,000(2)	$— (3)	$40,009	$—	$— (6)
Robert Dykes(7)	$215,000	$—	$10,002	$—	$—
Jeff Dumbrell	$ —	$—	$ —	$—	$—
Albert Liu	$ —	$—	$ —	$—	$—
Eliezer Yanay	$304,774(8)	$—	$ —	$—	$—

Involuntary or Constructive Involuntary Termination Following a Change of Control

Name	Salary Continuation	Cash-Based Incentive Award	Continuation of Benefits	Intrinsic Value of Unvested RSUs(4)	Intrinsic Value of Unvested Options(5)
Douglas Bergeron(1)	$800,000(2)	$— (3)	$40,009	$4,049,031	$— (6)
Robert Dykes(7)	$215,000	$—	$10,002	$ 608,687	$—
Jeff Dumbrell	$ —	$—	$ —	$1,190,876	$—
Albert Liu	$ —	$—	$ —	$ 489,594	$—
Eliezer Yanay	$304,774(8)	$—	$ —	$2,068,042	$—

(1) The amounts contained in the tables above for Mr. Bergeron are based on the terms of the Bergeron Employment Agreement.

(2) The salary continuation amount assumes one year of severance. We have the option to extend the noncompetition period under the Bergeron Employment Agreement for an additional year by paying Mr. Bergeron an additional year's severance (consisting of salary and bonus). Our Board of Directors has exercised this option as discussed in *"Employment-Related Agreements with Named Executives—Employment-Related Agreements with our Former and Interim Chief Executive Officer"*.

(3) Based on Mr. Bergeron's total cash bonus payment of $0 for fiscal year 2012 and assumes a one year severance period. Under the terms of the Bergeron Employment Agreement, Mr. Bergeron is entitled to payment equal to the amount of bonus payment paid to him in the immediately previous full fiscal year. We have the option to extend the noncompetition period under the Bergeron Employment Agreement for an additional year by paying Mr. Bergeron an additional year's severance (consisting of salary and bonus).

(4) The vesting of our restricted stock unit awards to each of our named executives will accelerate in full in the event such named executive is the subject of an involuntary or constructive termination three months prior to or eighteen months following a change of control. The intrinsic value is calculated by taking the product of (a) $29.64, which was the closing market price of our common stock on October 31, 2012, the last trading day of fiscal year 2012 and (b) the number of RSUs subject to acceleration. See *"Grants of Plan-Based Award"* and *"Outstanding Equity Awards at Fiscal 2012 Year-End"* for information on the awards and the unvested portion of such awards.

(5) Based on the closing market price of our common stock on October 31, 2012 of $29.64, and the respective exercise prices of unvested options subject to acceleration. No intrinsic value is attributed to unvested options subject to acceleration which have exercise prices above the closing market price of our common stock on October 31, 2012.

(6) On May 1, 2009, Mr. Bergeron was awarded an option grant conditioned on achievement of a minimum net income, as adjusted, per share (as defined in the CD&A filed for such fiscal year), with a target and maximum award of 150,000 stock options. If Mr. Bergeron leaves VeriFone for good reason or if his employment is terminated without cause, then the vesting of the option, if already earned, shall accelerate in full. Subsequent to October 31, 2009, this option grant was earned at the target amount. The intrinsic value of such options has not been included in the above table as the underlying options became fully vested as of October 31, 2010. The option grant is subject to forfeiture if at any time during the thirty-six months following the date the option is earned we restate our financial statements such that the performance condition would no longer be met.

(7) The amounts contained in the tables above for Mr. Dykes are based on the terms of the 2008 Severance Agreement.

(8) Based on Israeli labor laws, an Israeli employee, such as Mr. Yanay, is entitled to severance pay upon termination of employment by the employer for any reason, including retirement. Amount represents the maximum statutory severance pay, which would be paid in the event of involuntary termination of Mr. Yanay's employment, calculated based on the most recent monthly base salary of such employee multiplied by the number of years of employment of such employee. As of October 31, 2012, Mr. Yanay has been employed with VeriFone (including his term of employment with Lipman prior to our acquisition of Lipman) for approximately 11 years. Calculated by taking Mr. Yanay's monthly base salary as of October 31, 2012, multiplied by 11 years and converted from Israeli New Shekels to U.S. Dollars at the October 31, 2012 exchange rate of 3.910 Shekels per one U.S. Dollar. Each pay period, we submit sums into a severance fund at the statutory rate of 8.33% of base salary. These amounts are reflected in compensation expense each period. In the event of separation of employment that is other than an involuntary termination, Mr. Yanay would be entitled to the lesser amount that have been funded into this severance fund rather than the maximum statutory amount based on the base salary rate at the time of termination.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of VeriFone (the "Compensation Committee") consists exclusively of independent directors.

The general purpose of the Compensation Committee is to (1) review and approve corporate goals and objectives relating to the compensation of VeriFone's CEO, evaluate the CEO's performance in light of those goals and objectives and, either as a committee or together with the other independent directors (as directed by the Board), determine and approve the CEO's compensation level based on this evaluation and (2) make recommendations to the Board with respect to non-CEO compensation, incentive compensation plans, and equity-based plans, among other things. VeriFone's Board of Directors and its Corporate Governance and Nominating Committee have determined that each member of the Compensation Committee is "independent" within the meaning of the rules of both the NYSE and the SEC.

During fiscal year 2012, the Compensation Committee performed all of its duties and responsibilities under the Compensation Committee's charter. Additionally, as part of its responsibilities, the Compensation Committee reviewed the section of this Proxy Statement entitled "Compensation Discussion and Analysis" (CD&A), as prepared by management of VeriFone, and discussed the CD&A with management of VeriFone. Based on its review and discussions, the Compensation Committee recommended to the Board of Directors that the CD&A be included in VeriFone's Proxy Statement.

COMPENSATION COMMITTEE
Leslie G. Denend, Chairman
Robert B. Henske
Wenda Harris Millard
Jeffrey Stiefler

REPORT OF THE CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The primary purposes of the Corporate Governance and Nominating Committee are to (i) identify individuals qualified to become members of the Board of Directors, (ii) develop and recommend to the Board standards to be applied in making determinations as to the absence of material relationships between VeriFone and a director, (iii) develop and recommend to the Board a set of corporate governance principles and (iv) assist management in the preparation of disclosure in this Proxy Statement regarding the operations of the Corporate Governance and Nominating Committee.

The Board has determined, upon the recommendation of the Corporate Governance and Nominating Committee, that Mr. Alspaugh, Dr. Denend, Mr. Hart, Mr. Henske, Ms. Millard, Mr. Raff, and Mr. Stiefler were "independent" within the meaning of the rules of the NYSE and the SEC. The Corporate Governance and Nominating Committee currently consists of Mr. Alspaugh, Mr. Hart, as chairman, and Mr. Raff. The Board has determined that each member of the Committee is "independent" within the meaning of the rules of the NYSE and the SEC.

On an ongoing basis during fiscal 2012, the Corporate Governance and Nominating Committee evaluated potential candidates for positions on the Board and its committees, in each case in accordance with the criteria set forth in VeriFone's Corporate Governance Guidelines. The Corporate Governance and Nominating Committee approved and recommended to the Board of Directors the eight director nominees currently standing for election at the Annual Meeting.

Over the course of fiscal 2012, the Corporate Governance and Nominating Committee reviewed with management both the long-term and emergency succession plans for the Chief Executive Officer and other key employees.

As part of its duties, in September 2012, the Corporate Governance and Nominating Committee reviewed the Committee's charter and VeriFone's Corporate Governance Guidelines to determine whether any changes to the charter or the guidelines were deemed necessary or desirable by the Committee. After completing this review, the Committee recommended to the Board that no amendments to these documents needed to be made at that time. In March 2012, the Corporate Governance and Nominating Committee also completed its review of existing director compensation guidelines and recommended certain changes to the Board based on such review.

The Committee also conducted an evaluation of its own performance that included an evaluation of its performance compared with the requirements of the charter of the Committee. During fiscal 2012, the Corporate Governance and Nominating Committee performed all of its duties and responsibilities under the Corporate Governance and Nominating Committee Charter.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

Alex W. (Pete) Hart, Chairman
Robert W. Alspaugh
Eitan Raff

REPORT OF THE AUDIT COMMITTEE

The purpose of the Audit Committee of VeriFone is to assist the Board of Directors in fulfilling its oversight responsibility to the stockholders, potential stockholders, the investment community, and others relating to: (i) the integrity of VeriFone's financial statements; (ii) VeriFone's compliance with legal and regulatory requirements; (iii) VeriFone's independent registered public accounting firm's qualifications and independence; (iv) the performance of VeriFone's internal audit function and independent registered public accounting firm; (v) the retention of VeriFone's independent registered public accounting firm; and (vi) the preparation of this report.

The Board of Directors has determined, upon the recommendation of the Corporate Governance and Nominating Committee, that each member of the Audit Committee is "independent" within the meaning of the rules of the NYSE and the SEC. The Audit Committee currently consists of Mr. Alspaugh, Dr. Denend, Mr. Henske, as chairman, and Mr. Stiefler. The Board of Directors has designated each of Mr. Henske and Mr. Alspaugh as an "Audit Committee financial expert" within the meaning of applicable SEC rules.

As set forth in the Audit Committee charter, management is responsible for the preparation, presentation, and integrity of VeriFone's financial statements, for the appropriateness of the accounting principles and reporting policies that are used by VeriFone and for implementing and maintaining internal control over financial reporting. The independent registered public accounting firm is responsible for auditing VeriFone's financial statements and for reviewing VeriFone's unaudited interim financial statements.

In fulfilling their responsibilities, it is recognized that members of the Audit Committee are not full-time employees of VeriFone and are not, and do not represent themselves to be, performing the functions of auditors or accountants. As such, it is not the duty or responsibility of the Audit Committee or its members to conduct "field work" or other types of auditing or accounting reviews or procedures or to set auditor independence standards. Members of the Audit Committee necessarily rely on the information provided to them by management and the independent registered public accounting firm. Accordingly, the Audit Committee's considerations and discussions referred to below do not assure that the audit of VeriFone's financial statements has been carried out in accordance with generally accepted accounting principles or that VeriFone's auditors are in fact "independent."

In the performance of its oversight function, the Audit Committee has considered and discussed the audited financial statements with management and the independent registered public accounting firm. The Audit Committee has also discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as currently in effect. In addition, the Audit Committee has discussed with the independent registered public accounting firm the auditors' independence from VeriFone and its management, including the matters in the written disclosures and letter required by applicable requirements of the Public Company Accounting Oversight Board, a copy of which the Audit Committee has received. All non-audit services performed by the registered public accounting firm must be specifically pre-approved by the Audit Committee or a member thereof.

In reliance on the reviews and discussions referred to above, and subject to the limitations on the role and responsibilities of the Audit Committee referred to above and in the Audit Committee charter, the Audit Committee recommended to the Board the inclusion of the audited financial statements in VeriFone's Annual Report on Form 10-K for the fiscal year ended October 31, 2012, as filed with the Securities and Exchange Commission.

AUDIT COMMITTEE

Robert B. Henske, Chairman
Robert W. Alspaugh
Leslie G. Denend
Jeffrey E. Stiefler

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of October 31, 2012 regarding securities issued under our equity compensation plans that were in effect during fiscal year 2012.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders(1)	9,800,244	23.92(2)	2,042,926(3)
Equity compensation plans not approved by security holders	—	—	—
Total	9,800,244	23.92(2)	2,042,926(3)

(1) This reflects equity awards issued under our New Founders' Stock Option Plan, Outside Directors' Stock Option Plan, 2005 Employee Equity Incentive Plan, and 2006 Plan. This information also includes securities issuable pursuant to the Lipman Electronic Engineering Ltd. 2003 Stock Option Plan, Lipman Electronic Engineering Ltd. 2004 Stock Option Plan, Lipman Electronic Engineering Ltd. 2004 Share Option Plan, and Lipman Electronic Engineering Ltd. 2006 Share Incentive Plan as a result of our acquisition of Lipman Electronic Engineering Ltd. on November 1, 2006. This information also includes securities issuable pursuant to the Hypercom 2000 Broad-Based Stock Incentive Plan, Hypercom Non-Employee Director Plan, and Hypercom 1997 Long-Term Incentive Plan as a result of our acquisition of Hypercom Corporation on August 4, 2011. VeriFone does not plan to issue securities in the future under any of the foregoing plans other than the 2006 Plan.

(2) The weighted-average exercise price does not include the effect of 1,800,101 restricted stock units outstanding as of October 31, 2012 as such awards do not include an exercise price.

(3) Represents shares remaining available for future issuance under our 2006 Plan.

2006 Plan

Our 2006 Plan is the only plan under which we currently make grants of equity awards. Our 2006 Plan permits grants of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares and share units, dividend equivalent rights and other stock awards. Grants may be made to our directors, officers, and employees and other individuals performing services for us. The plan authorizes the issuance of an aggregate of 13,200,000 shares of our common stock. Any shares granted as stock options or stock appreciation rights shall be counted as one share issued under the plan for each share so granted. Any awards granted as stock options or stock appreciation rights shall be counted as one share for every award granted and any RSUs granted beginning June 29, 2011 shall be counted as 2.00 shares for every RSU granted for the purposes of the number of shares issuable under the 2006 Plan. Any RSUs granted prior to June 29, 2011 shall be counted as 1.75 shares for every RSU granted for the purpose of the number of shares issuable under the 2006 Plan. As of October 31, 2012, there were a total of 8,000,143 options outstanding at a weighted-average exercise price of $23.92 per share. As of October 31, 2012, there were 1,800,101 restricted stock units outstanding and 112,500 shares issued under restricted stock awards, all of which were unvested and subject to forfeiture as of October 31, 2012. For further information on our equity compensation plan, see "Note 4. Employee Benefit Plans" of Notes to Consolidated Financial Statement included in our Annual Report on Form 10-K filed with the SEC on December 19, 2012.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information concerning the beneficial ownership of the shares of our common stock as of April 30, 2013, by:

- each person we know to be the beneficial owner of 5% or more of our outstanding shares of common stock;
- each of our named executives;
- each of our current directors; and
- all of our current executive officers and directors as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Percentage of beneficial ownership is based on 108,512,823 shares of common stock outstanding as of April 30, 2013. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of April 30, 2013, and shares of restricted stock units which are scheduled to be released within 60 days of April 30, 2013 (the "Measurement Date") are considered outstanding and beneficially owned by the person holding the options or restricted stock units for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated below, the address of each individual listed below is c/o VeriFone Systems, Inc., 2099 Gateway Place, Suite 600, San Jose, California 95110.

	Shares Beneficially Owned	
Name and Address of Beneficial Owner	**Number**	**Percent of Class**
Macquarie Group Limited(1)	13,989,570	12.9%
BlackRock, Inc.(2)	6,701,397	6.2%
Manning & Napier Advisors, LLC(3)	6,435,730	5.9%
Wellington Management Company, LLP(4)	6,221,543	5.7%
Douglas G. Bergeron(5)	1,538,500	1.4%
Jeffrey Dumbrell(6)	86,917	*
Robert Dykes(7)	544,887	*
Albert Liu(8)	145,456	*
Marc E. Rothman	—	*
Eliezer Yanay(9)	79,986	*
Robert W. Alspaugh(10)	35,000	*
Dr. Leslie G. Denend(11)	46,125	*
Alex W. (Pete) Hart(12)	74,501	*
Robert B. Henske(13)	41,125	*
Richard A. McGinn(14)	22,625	*
Wenda Harris Millard	—	*
Eitan Raff(15)	9,625	*
Jeffrey E. Stiefler(16)	60,125	*
All current directors and executive officers as a group (12 persons)**	561,753	*

* Less than 1%.

** Total includes shares beneficially owned by our current executive officers, Mr. McGinn, Ms. Miles, and Mr. Rothman, but does not include shares beneficially owned by Mr. Dykes, who ceased to be of our executive officers as of February 4, 2013, Mr. Bergeron, who ceased to be one of our executive officers as of March 12, 2013, and Mr. Dumbrell who ceased to be one of our executive officers as of March 18, 2013.

(1) The address of Macquarie Group Limited is No. 1 Martin Place Sydney, New South Wales, Australia. Macquarie Group Limited is deemed to beneficially own 13,989,570 shares of common stock due to its ownership of Macquarie Bank Limited, Macquarie Investment Management Limited, Delaware Management Holdings Inc. and Delaware Management Business Trust. Macquarie Investment Management Limited has the sole power to vote and dispose of 12,510 shares of common stock. Delaware Management Business Trust has the sole power to vote and dispose of 13,977,060 shares of common stock. The address of Macquarie Bank Limited and Macquarie Investment Management Ltd. is also No. 1 Martin Place Sydney, New South Wales, Australia. The address of Delaware Management Holdings Inc. and Delaware Management Business Trust is 2005 Market Street, Philadelphia, PA 19103. This information is based solely upon a Schedule 13G/A filed by Macquarie Group Limited on February 14, 2013.

(2) The address of BlackRock, Inc. ("BlackRock") is 40 East 52nd Street, New York, NY 10022. BlackRock, along with certain of its subsidiaries, has the sole power to vote and dispose of 6,701,397 shares of common stock. This information is based solely upon a Schedule 13G/A filed by BlackRock on February 5, 2013.

(3) The address of Manning & Napier Advisors, LLC ("Manning & Napier") is 290 Woodcliff Drive, Fairpoint, NY 14450. Manning & Napier has the sole power to vote 5,450,020 shares of common stock and sole power to dispose of 6,435,730 shares of common stock. This information is based solely upon a Schedule 13G filed by Manning & Napier on January 23, 2013.

(4) The address of Wellington Management Company, LLP ("Wellington") is 280 Congress Street Boston, MA 02210. Wellington, in its capacity as investment adviser, has the shared power to vote 5,333,603 shares of common stock and the shared power to dispose of 6,221,543 shares of common stock, which are held of record by clients of Wellington. This information is based solely upon a Schedule 13G filed by Wellington on February 14, 2013.

(5) Beneficial ownership information includes 629,099 shares held by various family trusts the beneficiaries of which are Mr. Bergeron and members of Mr. Bergeron's family and 190,276 shares held by DGB Investments, Inc. In addition, 719,125 shares listed as beneficially owned by Mr. Bergeron represent shares issuable upon the exercise of options that are exercisable or will become exercisable within 60 days after the Measurement Date. Beneficial ownership information excludes 425,000 RSUs that are vested but for which the delivery date has been deferred.

(6) Beneficial ownership information includes 41,667 shares held by Mr. Dumbrell directly. In addition, shares listed as beneficially owned by Mr. Dumbrell consist of 45,250 shares issuable upon the exercise of options that are exercisable or will become exercisable within 60 days after the Measurement Date.

(7) All shares listed as beneficially owned by Mr. Dykes represent shares issuable upon the exercise of options that are exercisable or will become exercisable within 60 days after the Measurement Date. Beneficial ownership information excludes 70,534 RSUs that are vested but for which the delivery date has been deferred.

(8) All shares listed as beneficially owned by Mr. Liu represent shares issuable upon the exercise of options that are exercisable or will become exercisable within 60 days after the Measurement Date. Beneficial ownership information excludes 59,374 RSUs that are vested but for which the delivery date has been deferred.

(9) Beneficial ownership information includes 45,608 shares held by Mr. Yanay directly. In addition, shares listed as beneficially owned by Mr. Yanay consist of 34,378 shares issuable upon the exercise of options that are exercisable or will become exercisable within 60 days after the Measurement Date.

(10) All shares listed as beneficially owned by Mr. Alspaugh represent shares issuable upon the exercise of options that are exercisable or will become exercisable within 60 days after the Measurement Date. Beneficial ownership information excludes 5,000 RSUs that are vested but for which the delivery date has been deferred.

(11) Beneficial ownership information includes 5,000 shares held by Dr. Denend directly. In addition, 41,125 shares listed as beneficially owned by Dr. Denend represent shares issuable upon the exercise of options that are exercisable or will become exercisable within 60 days after the Measurement Date.

(12) Beneficial ownership information includes 13,000 shares held by Mr. Hart directly. In addition, 61,501 shares listed as beneficially owned by Mr. Hart represent shares issuable upon the exercise of options that are exercisable or will become exercisable within 60 days after the Measurement Date.

(13) All shares listed as beneficially owned by Mr. Henske represent shares issuable upon the exercise of options that are exercisable or will become exercisable within 60 days after the Measurement Date. Beneficial ownership information excludes 5,000 RSUs that are vested but for which the delivery date has been deferred.

(14) Beneficial ownership information includes 1,500 shares held by Mr. McGinn directly. In addition, 21,125 shares listed as beneficially owned by Mr. McGinn represent shares issuable upon the exercise of options that are exercisable or will become exercisable within 60 days after the Measurement Date. Beneficial ownership information excludes 3,500 RSUs that are vested but for which the delivery date has been deferred.

(15) Beneficial ownership information includes 1,500 shares held by Mr. Raff directly. In addition, 8,125 shares listed as beneficially owned by Mr. Raff represent shares issuable upon the exercise of options that are exercisable or will become exercisable within 60 days after the Measurement Date.

(16) All shares listed as beneficially owned by Mr. Stiefler represent shares issuable upon the exercise of options that are exercisable or will become exercisable within 60 days after the Measurement Date. Beneficial ownership information excludes 5,000 RSUs that are vested but for which the delivery date has been deferred.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We may occasionally enter into transactions with entities in which an executive officer, director, 5% or more beneficial owner of our common stock, or an immediate family member of these persons have a direct or indirect material interest. Our policy is that the Audit Committee reviews and approves each individual related party transaction exceeding $120,000 after a determination that these transactions were on terms that were reasonable and fair to us. For the fiscal year ended October 31, 2012 and through the date of this Proxy Statement we had no such transactions. The Audit Committee also reviews and monitors on-going relationships with related parties to ensure they continue to be on terms that are reasonable and fair to us.

Indemnification and Employment Agreements

As permitted by the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation that authorize and require us to indemnify our executive officers and directors to the full extent permitted under Delaware law, subject to limited exceptions. We have also entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers which may be broader than the specific indemnification provisions contained in Delaware law. Also, as described above in "Executive Compensation—Employment-Related Agreements with Named Executives" in this Proxy Statement, we have existing employment-related agreements with certain of our current and former named executives.

Equity Grants

We have granted stock options and restricted stock units to purchase shares of our common stock to our executive officers and directors. See "Compensation Discussion and Analysis," "Executive Compensation" and "Director Compensation" in this Proxy Statement.

PROPOSAL 1: ELECTION OF DIRECTORS

The business and affairs of VeriFone are managed under the direction of our Board of Directors (our "Board"). Our Board has responsibility for establishing broad corporate policies and for the overall performance of VeriFone, rather than for day-to-day business operations. Our Board currently consists of eight members, with Dr. Leslie G. Denend serving as our interim non-executive chairman since March 12, 2013. All of our directors are elected annually for a one year term expiring at the Annual Meeting of Stockholders in the following year.

The Board has nominated our current directors to be elected to serve for a one year term until the next annual meeting of stockholders: Robert W. Alspaugh, Leslie G. Denend, Alex W. (Pete) Hart, Robert B. Henske, Richard A. McGinn, Wenda Harris Millard, Eitan Raff and Jeffrey E. Stiefler. Each director will hold office until his or her successor has been elected and qualified or until the director's earlier resignation or removal. The proxy holders named on the proxy card intend to vote for the election of these eight nominees.

The Board has selected these nominees on the recommendation of the Corporate Governance and Nominating Committee. If at the time of the meeting one or more of the nominees have become unable to serve, shares represented by proxies will be voted for the remaining nominees and for any substitute nominee or nominees designated by the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee knows of no reason why any of the nominees will be unable to serve.

Vote Required

The eight nominees receiving the highest number of affirmative votes of the shares entitled to be voted for them, up to the eight directors to be elected by those shares, will be elected as directors to serve until the next annual meeting of stockholders and until their successors are duly elected and qualified.

As noted above, immediately following the close of our 2013 Annual Meeting of Stockholders, we will amend our bylaws and Corporate Governance Guidelines to provide that in an uncontested election of directors, each director shall be elected by the vote of the majority of the votes cast (meaning the number of shares voted "for" a nominee must exceed the number of shares voted "against" such nominee), and in a contested election, each director shall be elected by a plurality of the votes cast. Additionally, the amendment to our Corporate Governance Guidelines will provide the process by which our Corporate Governance and Nominating Committee and Board shall review any resignation tendered as a result of a nominee not receiving a vote of the majority of the votes cast for election. See *"Adoption of Majority Voting Provision"* above under "Our Board of Directors."

Directors' Recommendation

The Board of Directors unanimously recommends a vote "FOR" the election of each of Robert W. Alspaugh, Leslie G. Denend, Alex W. (Pete) Hart, Robert B. Henske, Richard A. McGinn, Wenda Harris Millard, Eitan Raff and Jeffrey E. Stiefler to the Board of Directors.

PROPOSAL 2: AMENDMENT TO THE 2006 EQUITY INCENTIVE PLAN

The VeriFone 2006 Equity Incentive Plan (the "2006 Plan") is a broad-based plan under which VeriFone grants equity incentive awards ("Awards") to its employees, including officers and certain directors, non-employee directors and consultants (the "Plan Participants"). Our Board believes the incentives offered under the 2006 Plan are necessary to enable us to incentivize Plan Participants, retain high caliber employees in the service of VeriFone and its subsidiaries and affiliates and attract new talent, all of which is critical to our overall business strategy and long-term success.

We are asking our stockholders to approve an amendment to the 2006 Plan that will increase the number of shares of common stock that we may issue under the 2006 Plan by 9,250,000 shares. Our Compensation Committee expects that this share increase, if approved, would enable us to make the Awards anticipated to be needed related to retaining, attracting, hiring and incentivizing high caliber employees (across all key functions), as well as providing some reasonable flexibility for acquisitions, over the next two years.

Our Compensation Committee approved this request to increase the number of shares under the 2006 Plan because it believes the availability of these Awards is essential to our overall business strategy for the long-term success of VeriFone. Our Compensation Committee considered a number of relevant factors, including the current shares available for issuance under the 2006 Plan, our business strategy and the key elements for execution on such strategy, the competitiveness of relevant labor markets for critical personnel, our employee base, our stock price and employee turnover. The 2006 Plan is a broad-based plan and the only equity incentive plan under which we may provide equity-based incentive awards. As of April 30, 2013, there were 1,263,635 shares available for issuance under the 2006 Plan.

While the Compensation Committee believes the 2006 Plan and the requested share increase are necessary for us to retain and attract the talent we believe is critical for us to execute on our business strategy, the Compensation Committee is also cognizant of the importance to balance that need with our stockholders' concern of the potential dilutive effect of the Awards. Accordingly, the Compensation Committee seeks to generally limit Awards under the 2006 Plan for the following purposes: (i) to incentivize, recognize or reward contributions, achievement or performance that it deems important to our long-term success and growth, which includes incentivizing performance we believe promotes the interests of our stockholders; (ii) to retain and incentivize key employees taking into consideration the need to remain competitive in the labor markets where we operate and (iii) to hire new talent important to our business strategy and long-term performance.

Shares granted as stock options or stock appreciation rights are counted as one share issued under the 2006 Plan for each share so granted and shares granted as Awards other than stock options or stock appreciation rights are counted as two shares issued under the 2006 Plan for each share so granted. The exercise price of the shares subject to stock options cannot be less than the fair market value of our common stock at the grant date and may not be repriced without stockholder approval.

We may currently issue a total of 22,522,075 shares of common stock under the 2006 Plan. If the amendment to increase the number of shares of common stock that we may issue under the 2006 Plan as described in this Proposal 2 is approved by our stockholders, the total number of shares of common stock which we may issue under the 2006 Plan will be 31,772,075.

The following table sets forth the number of shares of common stock to be issued under the 2006 Plan in respect of outstanding Awards as of April 30, 2013:

Stock Options Outstanding(1)	7,000,160
RSUs Outstanding(2)	2,171,817
Total Awards Outstanding(2)	9,171,977

(1) As of April 30, 2013, the weighted exercise price of the outstanding options was $23.74, and the weighted average remaining contractual term of the outstanding options was 3.88 years.

(2) Of these outstanding RSUs, 704,438 are performance-based Awards that will only vest if certain performance targets are met. If the performance targets for these RSUs are not met (or if these RSUs otherwise do not vest), then there would be an additional 1,408,876 shares available for grant under the 2006 Plan as a result of the shares subject to such RSUs again becoming available for issuance under the 2006 Plan.

The closing price of our common stock as traded on the NYSE was $21.48 on April 30, 2013.

A summary of the 2006 Plan is set forth below. This summary does not purport to be a complete description of all of the provisions of the 2006 Plan and is qualified in its entirety by reference to the full text of the 2006 Plan itself, which is attached as Appendix A to this Proxy Statement.

General and Administration

The 2006 Plan is administered by a committee (the "Committee"), which consists of at least two members of our Board, and which is currently our Compensation Committee. Our Board, in its discretion, may also administer the 2006 Plan and, in such a case, has all of the rights, powers and authority of the Committee.

Among other things, the Committee selects the persons to whom Awards will be made under the 2006 Plan, the time when Awards will be granted, the terms of the Awards and the number of shares of VeriFone common stock subject to the Awards. Specific future Awards are not determinable at this time. Actions of the Committee shall be taken by the vote of a majority of its members.

The Committee has the authority to construe, interpret and implement the 2006 Plan, and prescribe, amend and rescind rules and regulations relating to the 2006 Plan, including rules governing its own operations. The determination of the Committee on all matters relating to the 2006 Plan or any Award is final, binding and conclusive. The Committee will have no liability to any person (including, without limitation, any Plan Participant) for any action taken, or omitted to be taken, in good faith with respect to the 2006 Plan or any Award.

Eligibility

Awards may be made to any director, officer, employee or consultant of VeriFone and its subsidiaries and affiliates, including any prospective employees or consultants, as selected by the Committee in its sole discretion.

Because the granting of Awards under the 2006 Plan is entirely within the discretion of the Committee, it is not possible to designate the employees or consultants to whom future Awards will be granted under the 2006 Plan or the number of shares of VeriFone common stock that will be subject to future Awards that are granted under the 2006 Plan.

Stock Issuable Under the 2006 Plan

If the amendment to the 2006 Plan described in this Proposal 2 is approved by our stockholders, subject to adjustment as provided below, the total number of shares of VeriFone common stock that may be issued under the 2006 Plan is 31,772,075 shares. Any shares granted as stock options or stock appreciation rights are counted as one share issued under the 2006 Plan for each share so granted and any shares granted as Awards other than stock options or stock appreciation rights are counted as two shares issued under the 2006 Plan for each share so granted.

Subject to adjustment as provided below, the maximum number of shares with respect to which options or stock appreciation rights may be granted during a calendar year to any Award holder may not exceed 3,000,000. Shares of VeriFone common stock subject to any Award that expires, terminates or otherwise lapses and shares of VeriFone common stock surrendered or withheld from an Award (other than stock options or stock appreciation rights) to satisfy a grantee's income tax withholding obligations will again become available for issuance under the 2006 Plan. Shares issued under the 2006 Plan may be authorized but unissued VeriFone common stock or authorized and issued VeriFone common stock held in VeriFone's treasury or acquired by VeriFone for purposes of the 2006 Plan. The following shares of VeriFone common stock may not again be made available for issuance under the 2006 Plan: (i) shares of common stock not issued or delivered as a result of the net settlement of an outstanding stock appreciation right or stock option, (ii) shares of common stock used to pay the exercise price related to an outstanding Award, (iii) shares of common stock repurchased on the open market with the proceeds of the option exercise price or (iv) shares of VeriFone common stock surrendered or withheld from stock options or stock appreciation rights to satisfy a grantee's income tax withholding obligations.

The number of shares of VeriFone common stock covered by each outstanding Award, the number of shares available for Awards and the price per share of VeriFone common stock covered by each outstanding Award may be proportionately adjusted, as determined in the sole discretion of the Committee, for any increase or decrease in the number of issued shares of VeriFone common stock resulting from a stock split, reverse stock split, stock dividend, recapitalization, combination or reclassification of VeriFone common stock, or any other increase or decrease in the number of issued shares of VeriFone common stock effected without receipt of consideration by VeriFone or to reflect any distributions to holders of common stock other than regular cash dividends paid pursuant to an announced dividend policy. After any such adjustment, the number of shares subject to each outstanding Award shall be rounded to the nearest whole number.

Unless otherwise provided in an award agreement or determined by the Committee, a successor to VeriFone as a result of a business combination may assume, or replace with equivalent awards, all outstanding Awards.

Types of Awards

The 2006 Plan provides for grants of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares and share units, dividend equivalent rights and other stock Awards.

Stock Options. A stock option is the right to acquire shares of VeriFone common stock at a fixed exercise price for a fixed period of time. Under the 2006 Plan, the Committee may grant nonqualified stock options and/or incentive stock options (which entitle employees or consultants, but not VeriFone, to more favorable tax treatment). The number of shares of VeriFone common stock covered by each option is determined by the Committee.

The exercise price of the shares of VeriFone common stock subject to each option is set by the Committee but cannot be less than 100% of the fair market value (on the grant date) of the shares of common stock covered by the option. Notwithstanding the foregoing, the exercise price of an incentive stock option must be at least 110% of the fair market value (on the grant date) of the shares of VeriFone common stock covered by the option if (on the grant date) the Plan Participant owns stock possessing more than 10% of the total combined voting power of all classes of stock of VeriFone. The aggregate fair market value of shares of VeriFone common stock (determined on the grant date) covered by incentive stock options which first become exercisable by any Plan Participant during any calendar year also may not exceed $100,000. No stock option may be exercisable more than seven years after the date of grant.

The Committee establishes the vesting schedule of each option at the time of grant. Stock options will become exercisable during such times and subject to such terms and conditions as determined by the Committee, in its sole discretion. If a Plan Participant has been discharged for cause, then all stock options not previously exercised will terminate. However, if the termination of employment is by reason other than a discharge for cause, the Plan Participant may exercise any vested stock options for 90 days (365 days in the case of death or disability and 180 days in the case of retirement) after the termination of employment.

Stock Appreciation Rights. The Committee may grant stock appreciation rights which entitle the Award holder to receive an appreciation distribution in cash or shares of VeriFone common stock equal to the excess, if any, of the fair market value of the shares of VeriFone common stock on the date of exercise of the stock appreciation right over the exercise price per stock appreciation right (or accompanying award). Stock appreciation rights will become exercisable during such times and subject to such terms and conditions as determined by the Committee, in its sole discretion. The exercise price of a stock appreciation right may not be less than 100% of the fair market value (on the date of grant) of a share of VeriFone common stock. No stock appreciation right (whether or not granted in connection with a stock option) may be exercisable more than seven years after the date of grant.

Restricted Shares. The Committee may grant restricted shares of VeriFone common stock in amounts, and subject to such terms and conditions, as the Committee may determine, in its sole discretion. The grantee will have the rights of a stockholder with respect to the restricted stock, subject to any restrictions and conditions as the Committee may include in the award agreement. Shares of restricted stock may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as specifically provided in the 2006 Plan and the applicable award agreement.

Restricted Stock Units. The Committee may grant RSUs in amounts, and subject to such terms and conditions, as the Committee may determine. The Committee has the discretion to determine the Plan Participants to whom restricted stock unit Awards are to be made, the times at which such Awards are to be made, the size of such Awards and all other conditions of such Awards, including the restrictions of such Awards. Recipients of RSUs have only the rights of a general unsecured creditor of VeriFone and do not have rights as a stockholder of VeriFone until the VeriFone common stock underlying the restricted stock units is delivered.

Dividend Equivalent Rights. The Committee may, in its discretion, include in the award agreement (other than with respect to stock appreciation rights) a dividend equivalent right entitling the grantee to receive amounts equal to the dividends that would be paid, during the time such Award is outstanding, on the shares of VeriFone common stock covered by such Award as if such shares were then outstanding. The grantee of a dividend equivalent right will have only the rights of a general unsecured creditor of VeriFone until payment of such amount is made, as specified in the applicable award agreement.

Performance Shares and Share Units. Performance shares and share units are Awards that will result in a payment to a Plan Participant only if performance goals and/or other vesting criteria (including, for example, continued employment) established by the Committee are achieved or the Awards otherwise vest according to their terms. The applicable performance goals will be determined by the Committee, in its sole discretion, and may be applied on a company-wide, business unit or individual basis, as deemed appropriate in light of the Plan Participant's specific responsibilities. The Committee shall determine in its sole discretion whether performance shares granted in the form of share units shall be paid in cash, VeriFone common stock, or in a combination of cash and VeriFone common stock.

Other Stock-Based Awards. The Committee may grant other types of stock-based Awards, in amounts and subject to the terms and conditions of the 2006 Plan, as the Committee may determine. These Awards may involve the transfer of actual shares of VeriFone common stock, or the payment in cash or otherwise of amounts based on the value of shares of VeriFone common stock, and may include Awards designed to comply with, or take advantage of certain benefits of, the local laws of U.S. and non-U.S. jurisdictions.

Prohibition on Repricing

Except in connection with a corporate transaction involving VeriFone (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares), the terms of outstanding Awards may not be amended to reduce the exercise price of outstanding stock options or stock appreciation rights or cancel outstanding stock options or stock appreciation rights in exchange for cash or other Awards, in each case with an exercise price that is less than the exercise price of the original stock options or stock appreciation rights without stockholder approval.

Nonassignability

Except to the extent otherwise provided in the Award agreement or approved by the Committee, no Award or right granted to any person under the 2006 Plan may be sold, exchanged, transferred, assigned, pledged, hypothecated or otherwise disposed of or hedged, in any manner, other than by will or by the laws of descent and distribution. During the life of the grantee, Awards may be exercised only by the grantee or the grantee's legal representative.

Duration and Amendment

Our Board may from time to time suspend, discontinue, revise or amend the 2006 Plan in any respect, except that no such amendment shall materially impair any rights or materially increase any obligations of the grantee under any Award theretofore made under the 2006 Plan without the consent of the grantee.

Unless sooner terminated by our Board, the 2006 Plan shall terminate the day before the tenth anniversary of the adoption of the 2006 Plan by the Board. All Awards made under the 2006 Plan prior to its termination shall remain in effect until such Awards have been satisfied or terminated in accordance with the terms and provisions of the 2006 Plan and the applicable Award agreements.

Participation in the 2006 Plan

The grant of Awards under the 2006 Plan to executive officers, including our named executive officers, is subject to the discretion of our Board. The number of Awards granted during fiscal year 2012 under the 2006 Plan was as follows:

Name of Current or Former Executive Officers	Number of Stock Option Awards granted during fiscal year 2012	Number of Restricted Stock Unit Awards granted during fiscal year 2012
Douglas G. Bergeron(1)	547,000	—
Robert Dykes(2)	68,400	—
Jeff Dumbrell(3)	49,600	—
Albert Liu	102,600	—
Richard A. McGinn(1)	5,000	2,000
Jennifer Miles	102,500	—
Marc E. Rothman(2)	—	—
Eliezer Yanay	—	41,200
Current Executive Group*	210,100	43,200
Current Non-Executive Director Group**	30,000	12,000
Non-Executive Officer Employee Group***	1,392,045	818,382

* Includes grants of Awards under the 2006 Plan during fiscal year 2012 to our current executive officers, Mr. Liu, Mr. McGinn, Ms. Miles, Mr. Rothman and Mr. Yanay, but does not include grants of Awards to Mr. Dykes who ceased to be one of our executive officers as of February 4, 2013, Mr. Bergeron who ceased to be one of our executive officers as of March 12, 2013 and Mr. Dumbrell who ceased to be one of our executive officers as of March 18, 2013.

** Does not include grants of Awards under the 2006 Plan to Mr. McGinn as he ceased to be a non-employee director upon his appointment as our interim Chief Executive Officer as of March 12, 2013.

*** Includes grants of Awards under the 2006 Plan to Mr. Dumbrell as he ceased to be an executive officer as of March 18, 2013, but remains an employee.

(1) Effective March 12, 2013, we announced the appointment of Mr. McGinn as our interim Chief Executive Officer, succeeding Mr. Bergeron who resigned March 12, 2013. Therefore, the amounts reported in the table above for Mr. McGinn relate to grants during fiscal year 2012 made to him in his capacity as a director. In connection with his appointment as our interim Chief Executive Officer, Mr. McGinn received an initial grant on April 1, 2013 of 70,700 RSUs. Commencing on September 1, 2013 (provided that he is still serving as our interim Chief Executive Officer as of that date), Mr. McGinn will also receive an RSU grant on the first business day of each month during the remaining term of his interim employment as our interim Chief Executive Officer, with a grant date fair value of $250,000, with the actual number of RSUs calculated based on dividing the grant date fair value by the per RSU award fair value applicable on the grant date, provided that the Compensation Committee shall have the discretion, acting in good faith, to adjust the size of the monthly grants, in the event of a significant change in the grant date fair value on any particular grant date.

(2) On February 4, 2013, we announced the appointment of Mr. Rothman as our Chief Financial Officer, succeeding Mr. Dykes effective February 4, 2013, and Mr. Dykes' retirement from VeriFone effective February 28, 2013. In connection with his appointment as our Chief Financial Officer, Mr. Rothman received an initial grant on April 1, 2013 of 40,100 RSUs. Mr. Rothman will also receive an additional RSU grant on July 1, 2013, with a grant date value of $2 million, with the actual number of RSUs calculated based on dividing the grant date value by the per RSU award value applicable on the grant date (pursuant to VeriFone's standard award grant and valuation policies).

(3) Effective as of March 18, 2013, Mr. Dumbrell, one of our named executive officers during fiscal year 2012, no longer serves in his capacity as our Executive Vice President, Europe, Middle East, Africa and Asia, or as one of our executive officers.

Vote Required

Approval of Proposal 2 requires the affirmative vote of a majority of the shares present or represented by proxy and voting at the Annual Meeting.

Directors' Recommendation

The Board of Directors unanimously recommends a vote "FOR" approval of the amendment to the 2006 Plan.

PROPOSAL 3: ADVISORY VOTE ON COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), we are seeking an advisory vote from our stockholders to approve the compensation paid to the named executive officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the SEC.

Our Compensation Committee, after consultation with its independent executive compensation consultants at the beginning of the fiscal year, structured our executive compensation program to reflect our "pay-for-performance" philosophy. Our Compensation Committee seeks to align compensation of our named executive officers with our financial performance and individual performance and to structure responsible compensation arrangements that it believes, after consultation with its independent executive compensation consultants, will attract, retain, and motivate high caliber executive officers to achieve our short-term and long-term business strategies and objectives.

We believe that our executive compensation program, which emphasizes both short and long-term performance objectives, satisfies this goal and is strongly aligned with the interests of our stockholders. As discussed in the Compensation Discussion and Analysis in this Proxy Statement, the overall goals of our executive compensation program are to:

- Create stockholder value by aligning executive compensation to business objectives and performance;
- Attract, retain, and motivate highly-qualified executives by offering market-competitive total compensation packages; and
- Focus on both short and longer-term performance objectives through a mix of short-term cash incentive awards and equity incentive awards that vest over a number of years.

Consistent with these goals and as discussed in the Compensation Discussion and Analysis in this Proxy Statement, the Compensation Committee gives significant weight and consideration to competitiveness of our compensation program compared with compensation programs of peer group companies, alignment of the elements of our executive compensation program with our performance and business objectives and payment trends and practices recommended by shareholder advisory firms. Our Compensation Committee reviews and reassesses the elements of our executive compensation program at least annually with its independent executive compensation consultants to ensure our program remains aligned with the interests of our stockholders and other program objectives.

A substantial portion of our overall executive compensation program consists of awards that depend on our meeting or exceeding pre-determined performance metrics that are set by our Board upon recommendation of our Compensation Committee or the individual named executive meeting or exceeding pre-determined performance metrics aligned with the Board approved metrics. In general, failure to achieve these metrics results in no payout for the relevant performance period. Our Compensation Committee also retains discretion to adjust or reduce a named executive's bonus based on its evaluation. We also grant our executive officers a combination of performance-based and time-based stock options and restricted stock units in order to align their incentives with the long-term interests of our stockholders, reward them for potential long-term contributions, and provide a total compensation opportunity commensurate with our performance and competitive norms.

We are asking our stockholders to indicate their support for the compensation of our named executive officers as described in the Compensation Discussion and Analysis included in this Proxy Statement. This proposal, commonly known as a "say-on-pay" proposal, is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies, and practices described in this Proxy Statement. The say-on-pay vote is advisory, and therefore not binding but our Board and our Compensation Committee value the opinions of our stockholders and will take into account the outcome of this vote in considering future compensation arrangements.

Accordingly, we ask our stockholders to vote "FOR" the following resolution at the Annual Meeting:

"RESOLVED, that the company's stockholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the company's Proxy Statement for the 2013 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the Summary Compensation Table, and the other related tables and disclosure included in this Proxy Statement."

Vote Required

Approval of Proposal 3 requires the affirmative vote of a majority of the shares present or represented by proxy and voting at the Annual Meeting.

Directors' Recommendation

The Board of Directors unanimously recommends a vote "FOR" the advisory vote on compensation of our named executive officers.

PROPOSAL 4: RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of our Board of Directors has selected and appointed Ernst & Young LLP as the independent registered public accounting firm to audit the consolidated financial statements of VeriFone and its subsidiaries for the year ending October 31, 2013. Ernst & Young LLP audited the financial statements for us for the fiscal year ended October 31, 2012. A member of that firm will be present at the annual meeting, will have an opportunity to make a statement, if so desired, and will be available to respond to appropriate questions.

Although stockholder ratification of the appointment of our independent registered public accounting firm is not required by our bylaws or otherwise, we are submitting the selection of Ernst & Young LLP to our stockholders for ratification as a matter of good corporate governance practice. Even if the selection is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time if it determines that such a change would be in the best interests of VeriFone and its stockholders. If our stockholders do not ratify the Audit Committee's selection, the Audit Committee will take that fact into consideration, together with such other factors it deems relevant, in determining its selection of our independent registered public accounting firm.

Fees Paid to Independent Registered Public Accounting Firm

Audit Fees.

The following table shows information about fees paid by us and our subsidiaries to Ernst & Young LLP during the fiscal years ended October 31, 2012 and 2011 (in thousands):

	2012	2011
Audit fees	$6,132	$5,078
Audit-related fees	—	—
Tax fees	396	270
All other fees	17	2
Total fees	$6,545	$5,350

Audit-Related Fees. This category consists of assurance and related services provided by Ernst & Young LLP that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under "*Audit Fees.*" The services for the fees disclosed under this category primarily include employee benefit plan audits, due diligence related to acquisitions and consultations concerning financial accounting and reporting standards that are not part of the performance of the audit or review of our financial statements.

Tax Fees. This category consists of professional services rendered by Ernst & Young LLP, primarily in connection with our tax compliance activities, including the preparation of tax returns in certain overseas jurisdictions, consultation on tax matters, tax advice relating to transactions and other tax planning and advice.

All Other Fees. This category consists of fees for products and services other than the services reported above. For fiscal years 2012 and 2011 all fees paid to Ernst & Young LLP for services were pre-approved by the Audit Committee.

Audit Committee Pre-Approval Policies and Procedures

As required by Section 10A(i)(1) of the Exchange Act, our Audit Committee has adopted a pre-approval policy requiring that the Audit Committee pre-approve all audit and permissible non-audit services to be performed by Ernst & Young LLP. Any proposed service that has received pre-approval but which will exceed pre-approved cost limits will require additional pre-approval by the Audit Committee. In addition, pursuant to Section 10A(i)(3) of the Exchange Act, the Audit Committee has established procedures by which the Audit Committee may from time to time delegate pre-approval authority to the Chairman of the Audit Committee. If the Chairman exercises this authority, he must report any pre-approval decisions to the full Audit Committee at its next meeting.

Vote Required

Approval of Proposal 4 requires the affirmative vote of a majority of the shares present or represented by proxy and voting at the Annual Meeting.

Directors' Recommendation

The Board of Directors unanimously recommends a vote "FOR" ratification of the appointment of Ernst & Young LLP as the independent registered public accounting firm to audit the consolidated financial statements of VeriFone and its subsidiaries for the fiscal year ending October 31, 2013. Unless a contrary choice is specified, proxies solicited by the Board of Directors will be voted "FOR" ratification of the appointment.

OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires VeriFone's executive officers, directors and persons who own more than 10% of our common stock to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. The officers, directors and 10% stockholders are required by SEC regulations to furnish VeriFone with copies of all Section 16(a) forms they file. SEC regulations require us to identify in our Annual Report on Form 10-K anyone who failed to file, on a timely basis, reports that were due during the most recent fiscal year or, in certain cases, prior years. Based on our review of reports we received, or written representations from reporting persons stating that they were not required to file these forms, we believe that, during our fiscal year ended October 31, 2012, all Section 16(a) filing requirements were satisfied on a timely basis, except for one late Form 4 filing by each of Messrs. Bergeron, Dumbrell, Dykes, Liu and Yanay to report the annual equity award received by each such named executive in January 2012.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee consisted of Leslie G. Denend (Chairman), Robert B. Henske, and Jeffrey Stiefler for all of fiscal year 2012, as well as Wenda Harris Millard beginning on September 26, 2012. None of the members of the Compensation Committee is or was one of our officers or employee during the last fiscal year or was formerly one of our officers, and none of our executive officers serves as a member of a board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board or Compensation Committee.

Incorporation by Reference

To the extent that this Proxy Statement is incorporated by reference into any other filing by VeriFone under the Securities Act of 1933 or the Securities Exchange Act of 1934, the sections of this Proxy Statement entitled "Compensation Committee Report," "Report of the Corporate Governance and Nominating Committee" and "Report of the Audit Committee" (to the extent permitted by the rules of the SEC) will not be deemed incorporated and are not considered "soliciting" material.

Householding

The SEC has adopted rules that permit companies and intermediaries (such as banks and brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement or Notice of Internet Availability of Proxy Materials addressed to those stockholders. This practice, known as "householding," is designed to reduce the volume of duplicate information and reduce printing and postage costs.

If you and others who share your mailing address own our common stock in street name, meaning through bank or brokerage accounts, you may have received a notice that your household will receive only one annual report and proxy statement or Notice of Internet Availability of Proxy Materials from each company whose stock is held in such accounts. Unless you responded that you did not want to participate in householding, you were deemed to have consented to it and a single copy of our proxy statement and annual report or Notice of Internet Availability of Proxy Materials has been sent to your address.

We will promptly deliver separate copies of our proxy statement and annual report or Notice of Internet Availability of Proxy Materials at the request of any stockholder who is in a household that participates in the householding of our proxy materials. You may send your request by mail to our Investor Relations department at VeriFone Systems, Inc., 2099 Gateway Place, Suite 600, San Jose, CA 95110 or by telephone at (408) 232-7800. If you currently receive multiple copies of VeriFone's proxy materials and would like to participate in householding, please contact our Investor Relations department at the address or phone number described above.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on June 20, 2013

You may obtain, free of charge, a copy of our Annual Report, this Proxy Statement, our Corporate Governance Guidelines, our Code of Business Conduct and Ethics, our director and officer stock ownership guidelines, and the charters for our Audit, Compensation and Corporate Governance and Nominating Committees, without charge, by writing to: VeriFone Systems, Inc., 2099 Gateway Place, Suite 600, San Jose, California 95110, Attn: Investor Relations. **Our Annual Report, this Proxy Statement, and the other documents mentioned in this paragraph are available on our website at *http://ir.verifone.com.*** For directions to the Annual Meeting, please contact our Investor Relations Department at (408) 232-7800.

Other Matters

The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors,

/s/ Richard A. McGinn

Richard A. McGinn
Interim Chief Executive Officer

San Jose, California
Dated: May 8, 2013

Appendix A

FORM OF
VERIFONE SYSTEMS, INC. (FORMERLY, VERIFONE HOLDINGS, INC.)
AMENDED AND RESTATED 2006 EQUITY INCENTIVE PLAN

Table of Contents

ARTICLE I

GENERAL

1.1 Purpose

The purpose of the VeriFone Systems, Inc. (formerly, VeriFone Holdings, Inc.) 2006 Equity Incentive Plan (the "Plan") is to provide an incentive for officers, other employees, prospective employees and directors of, and consultants to, VeriFone Systems, Inc. (the "Company") and its subsidiaries and affiliates to acquire a proprietary interest in the success of the Company, to enhance the long-term performance of the Company and to remain in the service of the Company and its subsidiaries and affiliates.

1.2 Definitions of Certain Terms

(a) "Award" means an award under the Plan as described in Section 1.5 and Article II.

(b) "Award Agreement" means a written agreement entered into between the Company and a Grantee in connection with an Award, that shall contain such provisions, including without limitation vesting requirements, consistent with the provisions of the Plan, as may be approved by the Committee.

(c) "Board" means the Board of Directors of the Company.

(d) "Cause" shall have the meaning specified in a holder's Award Agreement or if not specified therein shall mean the occurrence of one or more of the following events as determined by the Committee in its discretion:

(i) Conviction of a felony or any crime or offense lesser than a felony involving dishonesty, disloyalty or fraud with respect to the Company or any Related Entity or any of their respective properties or assets; or

(ii) Gross negligence or willful misconduct that has caused demonstrable and serious injury to the Company or a Related Entity, monetary or otherwise; or

(iii) Willful refusal to perform or substantial disregard of duties properly assigned, as determined by the Company or a Related Entity, as the case may be; or

(iv) Breach of duty of loyalty to the Company or a Related Entity or any act of fraud or dishonesty with respect to the Company or a Related Entity.

(e) "Code" means the Internal Revenue Code of 1986, as amended.

(f) "Committee" means the Compensation Committee of the Board and shall consist of not less than two directors. However, if a member of the Compensation Committee is not an "outside director" within the meaning of Section 162(m) of the Code or is not a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act, the Compensation Committee may from time to time delegate some or all of its functions under the Plan to a committee or subcommittee composed of members that meet the relevant requirements. The term "Committee" includes any such committee or subcommittee, to the extent of the Compensation Committee's delegation.

(g) "Common Stock" means the common stock of the Company.

(h) "Competition" is deemed to occur if a person whose employment with the Company or a Related Entity has terminated obtains a position as a full-time or part-time employee of, as a member of the board of directors of, or as a consultant or advisor with or to, or acquires an ownership interest in excess of 5% of, a corporation, partnership, firm or other entity that engages in any of the businesses in which the Company or any Related Entity engages and with which the person was involved at any time during his or her employment with or other service for the Company or any Related Entity.

(i) "Disability" means a disability that would entitle an eligible participant to payment of regular disability payments under any Company disability plan or as otherwise determined by the Committee.

(j) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(k) The "Fair Market Value" of a share of Common Stock on any date shall be (i) the closing sale price per share of Common Stock during normal trading hours on the New York Stock Exchange or the last preceding date on which there was a sale of such Common Stock on such exchange or (ii) if the shares of Common Stock are then traded in an over-the-counter market, the average of the closing bid and asked prices for the shares of Common Stock during normal trading hours in such over-the-counter market for such date or the last preceding date on which there was a sale of such Common Stock in such market, or (iii) if the shares of Common Stock are not then listed on a national securities exchange or traded in an over-the-counter market, such value as the Committee, in its discretion, shall determine.

(l) "Grantee" means a person who receives an Award.

(m) "Incentive Stock Option" means a stock option that is intended to qualify for special federal income tax treatment pursuant to Sections 421 and 422 of the Code (or a successor provision thereof) and which is so designated in the applicable Award Agreement. Under no circumstances shall any stock option that is not specifically designated as an Incentive Stock Option be considered an Incentive Stock Option.

(n) "Non-Qualified Stock Option" means any stock option other than an Incentive Stock Option.

(o) "Key Persons" means directors, officers and other employees of the Company or of a Related Entity, and consultants to the Company or a Related Entity.

(p) "Option Exercise Price" means the amount payable by a Grantee on the exercise of a stock option as determined by the Committee and set forth in such Grantee's Award Agreement.

(q) "Related Entity" means any parent or subsidiary corporation of the Company or any business, corporation, partnership, limited liability company or other entity in which the Company or a parent or a subsidiary corporation holds at least a 25% ownership interest, directly or indirectly and any other entity specifically designated as a Related Entity by the Committee.

(r) "Retirement" means retirement as defined under any Company pension plan or retirement program or termination of one's employment on retirement with the approval of the Committee.

(s) "Rule 16b-3" means Rule 16b-3 under the Exchange Act.

(t) Unless otherwise determined by the Committee, a Grantee shall be deemed to have a "Termination of Employment" upon ceasing employment with the Company and all Related Entities (or, in the case of a Grantee who is not an employee, upon ceasing association with the Company and all Related Entities as a director, consultant or otherwise). The Committee in its discretion may determine (i) whether any leave of absence constitutes a Termination of Employment for purposes of the Plan, (ii) the impact, if any, of any such leave of absence on Awards theretofore made under the Plan, and (iii) when a change in a Grantee's association with the Company constitutes a Termination of Employment for purposes of the Plan. The Committee may also determine in its discretion whether a Grantee's Termination of Employment is for Cause and the date of termination in such case.

1.3 Administration

(a) The Plan shall be administered by the Committee, which shall consist of not less than two directors; provided that the Board may, in its discretion, at any time and from time to time, resolve to administer the Plan, in which case the term "Committee" shall be deemed to mean the Board for all purposes herein.

(b) The Committee or a subcommittee thereof (which hereinafter shall also be referred to as the Committee) shall have the authority (i) to exercise all of the powers granted to it under the Plan, (ii) to construe, interpret and implement the Plan and any Award Agreements, (iii) to prescribe, amend and rescind rules and regulations relating to the Plan, including rules governing its own operations, (iv) to make all determinations necessary or advisable in administering the Plan, (v) to correct any defect, supply any omission and reconcile any inconsistency in the Plan, (vi) to amend the Plan to reflect changes in applicable law, (vii) to determine whether, to what extent and under what circumstances Awards may be settled or exercised in cash, shares of Common Stock, other securities, other Awards or other property, or canceled, forfeited or suspended and the method or methods by which Awards may be settled, canceled, forfeited or suspended, and (viii) to determine whether, to what extent and under what circumstances cash, shares of Common Stock, other securities, other Awards or other property and other amounts payable with respect to an Award shall be deferred either automatically or at the election of the holder thereof or of the Committee.

(c) Actions of the Committee shall be taken by the vote of a majority of its members. Any action may be taken by a written instrument signed by a majority of the Committee members, and action so taken shall be fully as effective as if it had been taken by a vote at a meeting.

(d) The determination of the Committee on all matters relating to the Plan or any Award Agreement shall be final, binding and conclusive.

(e) No member of the Board or the Committee or any employee of the Company or any of its subsidiaries or affiliates (each such person a "Covered Person") shall have any liability to any person (including, without limitation, any Participant) for any action taken or omitted to be taken or any determination made in good faith with respect to the Plan or any Award. Each Covered Person shall be indemnified and held harmless by the Company against and from any loss, cost, liability or expense (including attorneys' fees) that may be imposed upon or incurred by such Covered Person in connection with or resulting from any action, suit or proceeding to which such Covered Person may be a party or in which such Covered Person may be involved by reason of any action taken or omitted to be taken under the Plan and against and from any and all amounts paid by such Covered Person, with the Company's approval, in settlement thereof, or paid by such Covered Person in satisfaction of any judgment in any such action, suit or proceeding against such Covered Person, provided that the Company shall have the right, at its own expense, to assume and defend any such action, suit or proceeding and, once the Company gives notice of its intent to assume the defense, the Company shall have sole control over such defense with counsel of the Company's choice. The foregoing right of indemnification shall not be available to a Covered Person to the extent that a court of competent jurisdiction in a final judgment or other final adjudication, in either case, not subject to further appeal, determines that the acts or omissions of such Covered Person giving rise to the indemnification claim resulted from such Covered Person's bad faith, fraud or willful criminal act or omission. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which Covered Persons may be entitled under the Company's Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any other power that the Company may have to indemnify such persons or hold them harmless.

(f) Notwithstanding anything to the contrary contained herein: (i) until the Board shall appoint the members of the Committee, the Plan shall be administered by the Board and (ii) the Board may, in its discretion, at any time and from time to time, grant Awards or resolve to administer the Plan. In either of the foregoing events, the Board shall have all of the authority and responsibility granted to the Committee herein.

1.4 Persons Eligible for Awards

Awards under the Plan may be made to such Key Persons as the Committee shall select in its discretion.

1.5 Types of Awards Under the Plan

Awards may be made under the Plan in the form of stock options, including Incentive Stock Options, Non-Qualified Stock Options, stock appreciation rights, restricted stock, restricted stock units, performance shares and share units and other stock-based Awards, as set forth in Article II.

1.6 Shares Available for Awards

(a) Total shares available. The aggregate number of shares of the Company's Common Stock that shall be available for grant under this Plan shall be 31,772,075. Any shares granted as Stock Options or SARs shall be counted as one (1) share for every share granted. Any shares granted as Awards other than Stock Options or SARs shall be counted against this limit as 2.00 shares for every share granted. The aggregate number of shares available for grant under this Plan and the number of shares subject to outstanding Awards shall be subject to adjustment as provided by Section 1.6(b). The shares issued pursuant to Awards granted under this Plan may be shares that either were reacquired by the Company, including shares purchased in the open market, or authorized but unissued shares. Such shares may be authorized but unissued Common Stock or authorized and issued Common Stock held in the Company's treasury or acquired by the Company for the purposes of the Plan. The Committee may direct that any stock certificate evidencing shares issued pursuant to the Plan shall bear a legend setting forth such restrictions on transferability as may apply to such shares pursuant to the Plan. If any Award is forfeited or otherwise terminates or is canceled without the delivery of shares of Common Stock then the shares covered by such forfeited, terminated or cancelled award shall again become available for transfer pursuant to Awards granted or to be granted under the Plan. If any shares of Common Stock are surrendered or withheld from any Award (other than Stock Options or SARs) to satisfy a Grantee's income tax withholding obligations, then shares which are equal to the number of shares withheld shall again become available for transfer pursuant to Awards granted or to be granted under the Plan. If any shares of Common Stock owned by a Grantee are tendered to pay the exercise price of options granted under the Plan, then shares which are equal to the number of shares tendered shall no longer be available for transfer pursuant to Awards granted or to be granted under this Plan. The number of shares that are returned to the Plan due to the forfeiture, termination or cancelation of any Award shall be returned at the same ratio at which such Award counted against the total shares available for Award at the time of grant. Any shares of Common Stock delivered by the Company, any shares of Common Stock with respect to which Awards are made by the Company and any shares of Common Stock with respect to which the Company becomes obligated to make Awards, through the assumption of, or in substitution for, outstanding awards previously granted by an acquired entity, shall not be counted against the shares available for Awards under this Plan. The following shares of Common Stock may not again be made available for issuance under the Plan: (i) shares of Common Stock not issued or delivered as a result of the net settlement of an outstanding stock appreciation right or stock option, (ii) shares of Common Stock used to pay the exercise price related to an outstanding Award or (iii) shares of Common Stock repurchased on the open market with the proceeds of the Option Exercise Price.

(b) Adjustments. The number of shares of Common Stock covered by each outstanding Award, the number of shares available for Awards, and the price per share of Common Stock covered by each such outstanding Award shall be proportionately adjusted, as determined by the Committee in its discretion, for any increase or decrease in the number of issued shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, recapitalization, combination or reclassification of the Common Stock, or any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by the Company or to reflect any distributions to holders of Common Stock, including cash dividends other than regular cash dividends paid pursuant to an announced dividend policy; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to an Award. After any adjustment made pursuant to this paragraph, the number of shares subject to each outstanding Award shall be rounded to the nearest whole number.

ARTICLE II

AWARDS UNDER THE PLAN

2.1 Award Agreements

Each Award granted under the Plan shall be evidenced by an Award Agreement which shall contain such provisions as the Committee in its discretion deems necessary or desirable. The Committee may grant Awards in tandem with any other Award or Awards granted under this Plan or any award granted under any other plan of the Company. Payments or transfers to be made by the Company upon the grant, exercise or payment of an Award may be made in such form as the Committee shall determine, including cash, shares of Common Stock, other securities, other Awards or other property and may be made in a single payment or transfer, in installments or on a deferred basis. A Grantee shall have no rights with respect to an Award unless such Grantee accepts the Award within such period as the Committee shall specify by executing an Award Agreement in such form as the Committee shall determine and, if the Committee shall so require, makes payment to the Company in such amount as the Committee may determine.

2.2 No Rights as a Stockholder

No Grantee of an Award (or other person having rights pursuant to such Award) shall have any of the rights of a Stockholder of the Company with respect to shares subject to such Award until the issuance of a stock certificate to such person for such shares. Except as otherwise provided in Section 1.6(b), no adjustment shall be made for dividends, distributions or other rights (whether ordinary or extraordinary, and whether in cash, securities or other property) for which the record date is prior to the date such stock certificate is issued.

2.3 Grant of Stock Options, Stock Appreciation Rights and Additional Options

(a) The Committee may grant stock options, including Incentive Stock Options and Non-Qualified Stock Options to purchase shares of Common Stock from the Company, to such Key Persons, in such amounts and subject to such terms and conditions, as the Committee shall determine in its discretion; provided, however, that, subject to adjustment in accordance with Section 1.6(b), the maximum number of shares of Common Stock with respect to which options or stock appreciation rights may be granted during a calendar year to any Grantee may not exceed 3,000,000.

(b) The Committee may grant stock appreciation rights to such Key Persons, in such amounts and subject to such terms and conditions, as the Committee shall determine in its discretion. Stock appreciation rights may be granted in connection with all or any part of, or independently of, any stock option granted under the Plan. A stock appreciation right may be granted at or after the time of grant of such option.

(c) The Grantee of a stock appreciation right shall have the right, subject to the terms of the Plan and the applicable Award Agreement, to receive from the Company an amount equal to (i) the excess of the Fair Market Value of a share of Common Stock on the date of exercise of the stock appreciation right over (ii) the exercise price of such right as set forth in the Award Agreement (or over the option exercise price if the stock appreciation right is granted in connection with a stock option), multiplied by (iii) the number of shares with respect to which the stock appreciation right is exercised. Payment to the Grantee upon exercise of a stock appreciation right shall be made in cash or in shares of Common Stock (valued at their Fair Market Value on the date of exercise of the stock appreciation right) or both, as the Committee shall determine in its discretion. Upon the exercise of a stock appreciation right granted in connection with a stock option, the number of shares subject to the option shall be correspondingly reduced by the number of shares with respect to which the stock appreciation right is exercised. Upon the exercise of a stock option in connection with which a stock appreciation right has been granted, the number of shares subject to the stock appreciation right shall be correspondingly reduced by the number of shares with respect to which the option is exercised.

(d) Each Award Agreement with respect to a stock option shall set forth the Option Exercise Price, which shall be at least 100% of the Fair Market Value of a share of Common Stock on the date the option is granted (except as permitted in connection with the assumption or issuance of options in a transaction to which Section 424(a) of the Code applies). Each Award Agreement with respect to a stock appreciation right shall set forth the exercise price, which shall be at least 100% of the Fair Market Value of a share of Common Stock on the date the stock appreciation right is granted.

(e) Each Award Agreement with respect to a stock option or stock appreciation right shall set forth the periods during which the Award evidenced thereby shall be exercisable, whether in whole or in part. Such periods shall be determined by the Committee in its discretion; provided, that, except as otherwise determined under Section 3.7 below, such period shall be a minimum of 1 year for performance-based Awards and 3 years for Awards with time-based vesting; and, provided, however, that no stock options or stock appreciation rights (whether or not granted in connection with stock options) shall be exercisable more than seven (7) years after the date of grant of such stock options or stock appreciation rights.

(f) To the extent that the aggregate Fair Market Value (determined as of the time the option is granted) of the stock with respect to which Incentive Stock Options granted under this Plan and all other plans of the Company are first exercisable by any Grantee during any calendar year shall exceed the maximum limit (currently, $100,000), if any, imposed from time to time under Section 422 of the Code, such options shall be treated as nonqualified stock options.

(g) Notwithstanding the provisions of Sections 2.3(d) and (e), to the extent required under Section 422 of the Code, an Incentive Stock option may not be granted under the Plan to an individual who, at the time the option is granted, owns stock possessing more than 10% of the total combined voting power of all classes of stock of his or her employer corporation or of its parent or subsidiary corporations (as such ownership may be determined for purposes of Section 422(b)(6) of the Code) unless (i) at the time such Incentive Stock Option is granted the Option Exercise Price is at least 110% of the Fair Market Value of the shares subject thereto and (ii) the Incentive Stock Option by its terms is not exercisable after the expiration of five (5) years from the date granted.

2.4 Exercise of Stock Options and Stock Appreciation Rights

Each stock option or stock appreciation right granted under the Plan shall be exercisable as follows:

(a) A stock option or stock appreciation right shall become exercisable at such time or times as determined by the Committee, subject to the minimum periods set forth in Section 2.3(e).

(b) Unless the applicable Award Agreement otherwise provides, a stock option or stock appreciation right may be exercised from time to time as to all or part of the shares as to which such Award is then exercisable (but, in any event, only for whole shares). A stock appreciation right granted in connection with an option may be exercised at any time when, and to the same extent that, the related option may be exercised. A stock option or stock appreciation right shall be exercised by written notice to the Company, on such form and in such manner as the Committee shall prescribe.

(c) Any written notice of exercise of a stock option shall be accompanied by payment of the Option Exercise Price for the shares being purchased. Such payment shall be made (i) in cash (by certified check or as otherwise permitted by the Committee), or (ii) to the extent specified in the Award Agreement and permitted by law, by such other method as the Committee may from time to time prescribe, including a cashless exercise procedure through a broker-dealer.

(d) Promptly after receiving payment of the full Option Exercise Price, or after receiving notice of the exercise of a stock appreciation right for which payment will be made partly or entirely in shares of Common Stock, the Company shall, subject to the provisions of Section 3.3 (relating to certain restrictions), deliver to the Grantee or to such other person as may then have the right to exercise the Award, a certificate or certificates for the shares of Common Stock for which the Award has been exercised. If the method of payment employed upon option exercise so requires, and if applicable law permits, a Grantee may direct the Company to deliver the certificate(s) to the Grantee's broker-dealer.

2.5 Cancellation and Termination of Stock Options and Stock Appreciation Rights

The Committee may, at any time and in its discretion, determine that any outstanding stock options and stock appreciation rights granted under the Plan, whether or not exercisable, will be canceled and terminated and that in connection with such cancellation and termination the holder of such options (and stock appreciation rights not granted in connection with an option) may receive for each share of Common Stock subject to such Award a cash payment (or the delivery of shares of stock, other securities or a combination of cash, stock and securities equivalent to such cash payment) equal to the difference, if any, between the amount determined by the Committee to be the fair market value of the Common Stock and the exercise price per share multiplied by the number of shares of Common Stock subject to such Award; provided that if such product is zero or less or to the extent that the Award is not then exercisable, the stock options and stock appreciation rights will be canceled and terminated without payment therefor.

2.6 Terms of Options

The term during which each option may be exercised shall be determined by the Committee, but if required by the Code and except as otherwise provided herein, no option shall be exercisable in whole or in part more than seven years from the date it is granted, and no Incentive Stock Option granted to an employee who at the time of the grant owns more than 10% of the total combined voting power of all classes of stock of the Company or any of its Subsidiaries shall be exercisable more than five years from the date it is granted. All rights to purchase Common Stock pursuant to an option shall, unless sooner terminated, expire at the date designated by the Committee. The Committee shall determine the date on which each option shall become exercisable and may provide that an option shall become exercisable in installments. The shares of Common Stock constituting each installment may be purchased in whole or in part at any time after such installment becomes exercisable, subject to such minimum exercise requirements as may be designated by the Committee. Prior to the exercise of an option and delivery of the shares represented by Common Stock represented thereby, the optionee shall have no rights as a stockholder with respect to any shares of Common Stock covered by such outstanding option (including any dividend or voting rights).

2.7 Termination of Employment

(a) Death or Disability. If a participant ceases to be an officer or employee of, or to perform other services for, the Company or any Related Entity due to death or Disability, (A) all of the participant's Awards that were vested and exercisable on the date of his or her death or Disability shall remain exercisable for, and shall otherwise terminate at the end of, a period of 365 days from the date of such death or Disability, but in no event after the expiration date of the Awards; provided that in the case of Disability, if the participant engages in Competition prior to exercising such Awards, without having received written consent to do so from the Board or the Committee, such Awards will immediately terminate; and (B) all of the participant's Awards that were not vested and exercisable on the date of his or her death or Disability shall be forfeited immediately. Notwithstanding the foregoing, if the Disability giving rise to the termination of employment is not within the meaning of Section 22(e)(3) of the Code or any successor thereto, Incentive Stock Options not exercised by such participant within 90 days after the date of termination of employment will cease to qualify as Incentive Stock Options and will be treated as Non-qualified Stock Options under the Plan if required to be so treated under the Code.

(b) Retirement. If a participant ceases to be an officer or employee of, or to perform other services for, the Company or any Related Entity upon the occurrence of his or her Retirement, (A) all of the participant's Awards that were vested and exercisable on the date of Retirement shall remain exercisable for, and shall otherwise terminate at the end of, a period of 180 days after the date of Retirement, but in no event after the expiration date of the Awards; provided that if the participant engages in Competition prior to exercising such Awards, without having received written consent to do so from the Board or the Committee, such Awards will immediately terminate; and (B) all of the participant's Awards that were not vested and exercisable on the date of Retirement shall be forfeited immediately. Notwithstanding the foregoing, Incentive Stock Options not exercised by such participant within 90 days after Retirement will cease to qualify as Incentive Stock Options and will be treated as Non-qualified Stock Options under the Plan if required to be so treated under the Code.

(c) Discharge for Cause. If a participant ceases to be an officer or employee of, or to perform other services for, the Company or a Related Entity due to Cause, all of the participant's Awards shall expire and be forfeited immediately upon such cessation, whether or not then vested and exercisable.

(d) Other Termination. Unless otherwise determined by the Committee, if a participant ceases to be an officer or employee of, or to otherwise perform services for, the Company or a Related Entity for any reason other than death, Disability, Retirement or Cause, (A) all of the participant's Awards that were vested and exercisable on the date of such cessation shall remain exercisable for, and shall otherwise terminate at the end of, a period of 90 days after the date of such cessation, but in no event after the expiration date of the Awards; provided that if the participant engages in Competition prior to exercising such Awards, without having received written consent to do so from the Board or the Committee, such Awards will immediately terminate; and (B) all of the participant's Awards that were not vested and exercisable on the date of such cessation shall be forfeited immediately upon such cessation.

2.8 Grant of Restricted Stock

(a) The Committee may grant restricted shares of Common Stock to such Key Persons, in such amounts, and subject to such terms and conditions as the Committee shall determine in its discretion, subject to the provisions of the Plan. Restricted stock Awards may be made independently of or in connection with any other Award.

(b) The Company shall issue in the Grantee's name a certificate or certificates for the shares of Common Stock covered by the Award. Upon the issuance of such certificate(s), the Grantee shall have the rights of a Stockholder with respect to the restricted stock, subject to the transfer restrictions and the Company repurchase rights described in paragraphs (d) and (e) below and to such other restrictions and conditions as the Committee in its discretion may include in the applicable Award Agreement.

(c) Unless the Committee shall otherwise determine, any certificate issued evidencing shares of restricted stock shall remain in the possession of the Company until such shares are free of any restrictions specified in the applicable Award Agreement.

(d) Shares of restricted stock may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as specifically provided in this Plan or the applicable Award Agreement. The Committee at the time of grant shall specify the date or dates (which may depend upon or be related to the attainment of performance goals and other conditions) on which the nontransferability of the restricted stock shall lapse. Unless the applicable Award Agreement provides otherwise, additional shares of Common Stock or other property distributed to the Grantee in respect of shares of restricted stock, as dividends or otherwise, shall be subject to the same restrictions applicable to such restricted stock.

(e) During the ninety (90) days following the Grantee's Termination of Employment for any reason, the Company shall have the right to require the return of any shares to which restrictions on transferability apply, in exchange for which the Company shall repay to the Grantee (or the Grantee's estate) in cash any amount paid by the Grantee for such shares.

2.9 Grant of Restricted Stock Units

(a) The Committee may grant Awards of restricted stock units to such Key Persons, in such amounts, and subject to such terms and conditions as the Committee shall determine in its discretion, subject to the provisions of the Plan. Restricted stock units may be awarded independently of or in connection with any other Award under the Plan.

(b) At the time of grant, the Committee shall specify the date or dates on which the restricted stock units shall become vested, and may specify such conditions to vesting as it deems appropriate. Unless otherwise determined by the Committee, in the event of the Grantee's Termination of Employment for any reason, restricted stock units that have not vested shall be forfeited and canceled. The Committee at any time may accelerate vesting dates and otherwise waive or amend any conditions of an Award of restricted stock units.

(c) At the time of grant, the Committee shall specify the maturity date applicable to each grant of restricted stock units, which may be determined at the election of the Grantee. Such date may be later than the vesting date or dates of the Award. On the maturity date, the Company shall transfer to the Grantee one unrestricted, fully transferable share of Common Stock for each vested restricted stock unit scheduled to be paid out on such date and as to which all other conditions to the transfer have been fully satisfied. The Committee shall specify the purchase price, if any, to be paid by the Grantee to the Company for such shares of Common Stock.

2.10 Grant of Performance Shares and Share Units

The Committee may grant performance shares in the form of actual shares of Common Stock or share units having a value equal to an identical number of shares of Common Stock to such Key Persons, in such amounts, and subject to such terms and conditions as the Committee shall determine in its discretion, subject to the provisions of the Plan. In the event that a stock certificate is issued in respect of performance shares, such certificates shall be registered in the name of the Grantee but shall be held by the Company until the time the performance shares are earned. The performance conditions and the length of the performance period shall be determined by the Committee. The Committee shall determine in its discretion whether performance shares granted in the form of share units shall be paid in cash, Common Stock, or a combination of cash and Common Stock.

2.11 Other Stock-Based Awards

The Committee may grant other types of stock-based Awards to such Key Persons, in such amounts and subject to such terms and conditions, as the Committee shall in its discretion determine, subject to the provisions of the Plan. Such Awards may entail the transfer of actual shares of Common Stock, or payment in cash or otherwise of amounts based on the value of shares of Common Stock.

2.12 Grant of Dividend Equivalent Rights

The Committee may in its discretion include in the Award Agreement with respect to any Award (other than stock appreciation rights) a dividend equivalent right entitling the Grantee to receive amounts equal to the ordinary dividends that would be paid, during the time such Award is outstanding and unexercised, on the shares of Common Stock covered by such Award if such shares were then outstanding. In the event such a provision is included in an Award Agreement, the Committee shall determine whether such payments shall be made in cash, in shares of Common Stock or in another form, whether they shall be conditioned upon the exercise or vesting of the Award to which they relate, the time or times at which they shall be made, and such other terms and conditions as the Committee shall deem appropriate.

2.13 Right of Recapture

To the extent provided in the Award Agreement, if at any time within one (1) year after the date on which a participant exercises a stock option or stock appreciation right, or on which restricted stock vests, or which is the maturity date of restricted stock units, or on which income is realized by a participant in connection with any other stock-based Award (each of which events is a "realization event"), the participant (a) is terminated for Cause or (b) engages in any activity determined in the discretion of the Committee to be in competition with any activity of the Company, or otherwise inimical, contrary or harmful to the interests of the Company (including, but not limited to, accepting employment with or serving as a consultant, adviser or in any other capacity to an entity that is in competition with or acting against the interests of the Company), then any gain realized by the Grantee from the realization event shall be paid by the Grantee to the Company upon notice from the Company. Such gain shall be determined on a gross basis, without reduction for any taxes incurred, as of the date of the realization event, without regard to any subsequent change in the Fair Market Value of a share of Common Stock. The Company shall have the right to offset such gain against any amounts otherwise owed to the Grantee by the Company (whether as wages, vacation pay, or pursuant to any benefit plan or other compensatory arrangement).

ARTICLE III

MISCELLANEOUS

3.1 Amendment of the Plan; Modification of Awards

(a) The Board may from time to time suspend, discontinue, revise or amend the Plan in any respect whatsoever, except that no such amendment shall materially impair any rights or materially increase any obligations of the Grantee under any Award theretofore made under the Plan without the consent of the Grantee (or, after the Grantee's death, the person having the right to exercise or receive payment of the Award). For purposes of the Plan, any action of the Board or the Committee that alters or affects the tax treatment of any Award shall not be considered to materially impair any rights of any Grantee.

(b) Stockholder approval of any amendment shall be obtained to the extent necessary to comply with Section 422 of the Code (relating to Incentive Stock Options) or any other applicable law, regulation or stock exchange listing requirements.

(c) The Committee may amend any outstanding Award Agreement, including, without limitation, by amendment which would accelerate the time or times at which the Award becomes unrestricted or may be exercised, or waive or amend any goals, restrictions or conditions set forth in the Award Agreement. However, any such amendment (other than an amendment pursuant to paragraphs (a) or (d) of this Section or an amendment to effect an assumption or other action consistent with Section 3.7(b)) that materially impairs the rights or materially increases the obligations of a Grantee under an outstanding Award shall be made only with the consent of the Grantee (or, upon the Grantee's death, the person having the right to exercise the Award). Except in connection with a corporate transaction involving the Company (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares), the terms of outstanding Awards may not be amended to reduce the exercise price of outstanding stock options or stock appreciation rights or cancel outstanding stock options or stock appreciation rights in exchange for cash or other Awards, in each case with an exercise price that is less than the exercise price of the original stock options or stock appreciation rights without stockholder approval.

(d) Notwithstanding anything to the contrary in this Section, the Board or the Committee shall have full discretion to amend the Plan to the extent necessary to preserve fixed accounting treatment with respect to any Award and any outstanding Award Agreement shall be deemed to be so amended to the same extent, without obtaining the consent of any Grantee (or, after the Grantee's death, the person having the right to exercise or receive payment of the affected Award), without regard to whether such amendment adversely affects a Grantee's rights under the Plan or such Award Agreement.

3.2 Tax Withholding

(a) As a condition to the receipt of any shares of Common Stock pursuant to any Award or the lifting of restrictions on any Award, or in connection with any other event that gives rise to a federal or other governmental tax withholding obligation on the part of the Company relating to an Award (including, without limitation, FICA tax), the Company shall be entitled to require that the Grantee remit to the Company an amount sufficient in the opinion of the Company to satisfy such withholding obligation.

(b) If the event giving rise to the withholding obligation is a transfer of shares of Common Stock, then, to the extent specified in the applicable Award Agreement and unless otherwise permitted by the Committee, the Grantee may satisfy only the minimum statutory withholding obligation imposed under paragraph (a) by electing to have the Company withhold shares of Common Stock having a Fair Market Value equal to the amount of tax to be withheld. For this purpose, Fair Market Value shall be determined as of the date on which the amount of tax to be withheld is determined (and any fractional share amount shall be settled in cash).

3.3 Restrictions

(a) If the Committee shall at any time determine that any consent (as hereinafter defined) is necessary or desirable as a condition of, or in connection with, the granting of any Award, the issuance or purchase of shares of Common Stock or other rights thereunder, or the taking of any other action thereunder (a "Plan Action"), then no such Plan Action shall be taken, in whole or in part, unless and until such consent shall have been effected or obtained to the full satisfaction of the Committee.

(b) The term "consent" as used herein with respect to any action referred to in paragraph (a) means (i) any and all listings, registrations or qualifications in respect thereof upon any securities exchange or under any federal, state or local law, rule or regulation, (ii) any and all written agreements and representations by the Grantee with respect to the disposition of shares, or with respect to any other matter, which the Committee shall deem necessary or desirable to comply with the terms of any such listing, registration or qualification or to obtain an exemption from the requirement that any such listing, qualification or registration be made, (iii) any and all consents, clearances and approvals in respect of a Plan Action by any governmental or other regulatory bodies, and (iv) any and all consents or authorizations required to comply with, or required to be obtained under, applicable local law or otherwise required by the Committee. Nothing herein shall require the Company to list, register or qualify the shares of Common Stock on any securities exchange.

3.4 Nonassignability

Except to the extent otherwise provided in the applicable Award Agreement, no Award or right granted to any person under the Plan shall be assignable or transferable other than by will or by the laws of descent and distribution, and all such Awards and rights shall be exercisable during the life of the Grantee only by the Grantee or the Grantee's legal representative. Notwithstanding the immediately preceding sentence, the Committee may permit a Grantee to transfer any stock option which is not an Incentive Stock Option to one or more of the Grantee's immediate family members or to trusts established in whole or in part for the benefit of the Grantee and/or one or more of such immediate family members. For purposes of the Plan, (i) the term "immediate family" shall mean the Grantee's spouse and issue (including adopted and step children) and (ii) the phrase "immediate family members or to trusts established in whole or in part for the benefit of the Grantee and/or one or more of such immediate family members" shall be further limited, if necessary, so that neither the transfer of a nonqualified stock option to such immediate family member or trust, nor the ability of a Grantee to make such a transfer shall have adverse consequences to the Company or the Grantee by reason of Section 162(m) of the Code.

3.5 Requirement of Notification of Election Under Section 83(b) of the Code

If a Grantee, in connection with the acquisition of shares of Common Stock under the Plan, is permitted under the terms of the Award Agreement to make the election permitted under Section 83(b) of the Code (i.e., an election to include in gross income in the year of transfer the amounts specified in Section 83(b) of the Code notwithstanding the continuing transfer restrictions) and the Grantee makes such an election, the Grantee shall notify the Company of such election within ten (10) days of filing notice of the election with the Internal Revenue Service, in addition to any filing and notification required pursuant to regulations issued under Section 83(b) of the Code.

3.6 Requirement of Notification Upon Disqualifying Disposition Under Section 421(b) of the Code

If any Grantee shall make any disposition of shares of Common Stock issued pursuant to the exercise of an Incentive Stock Option under the circumstances described in Section 421(b) of the Code (relating to certain disqualifying dispositions), such Grantee shall notify the Company of such disposition within ten (10) days thereof.

3.7 Change in Control

(a) A "Change in Control" means the occurrence of any one of the following events:

(i) any person is or becomes a "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 50% or more of the total voting power of the Company's then outstanding securities generally eligible to vote for the election of directors (the "Company Voting Securities"); provided, however, that any of the following acquisitions shall not be deemed to be a Change in Control: (1) by the Company or any subsidiary or affiliate, (2) by any employee benefit plan (or related trust) sponsored or maintained by the Company or any subsidiary or affiliate, (3) by any underwriter temporarily holding securities pursuant to an offering of such securities, or (4) pursuant to a Non-Qualifying Transaction (as defined in paragraph (ii));

(ii) the consummation of a merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Company or any of its subsidiaries or affiliates (a "Business Combination"), unless immediately following such Business Combination:

(A) more than 50% of the total voting power of (x) the corporation resulting from such Business Combination (the "Surviving Corporation"), or (y) if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of 95% of the voting securities eligible to elect directors of the Surviving Corporation (the "Parent Corporation"), is represented by Company Voting Securities that were outstanding immediately prior to such Business Combination (or, if applicable, is represented by shares into which such Company Voting Securities were converted pursuant to such Business Combination), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such Company Voting Securities among the holders thereof immediately prior to the Business Combination, and

(B) at least 50% of the members of the board of directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) following the consummation of the Business Combination were Incumbent Directors at the time of the Board's approval of the execution of the initial agreement providing for such Business Combination;

(any Business Combination which satisfies all of the criteria specified in (A) and (B) above shall be deemed to be a "Non-Qualifying Transaction");

(iii) individuals who, on March 22, 2006, constitute the Board (the "Incumbent Directors") cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director subsequent to March 22, 2006, whose election or nomination for election was approved by a vote of at least two-thirds of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without written objection to such nomination) shall be an Incumbent director; provided, however, that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any person other than the Board shall be deemed to be an Incumbent Director;

(iv) the stockholders of the Company approve a plan of complete liquidation or dissolution of the Company; or

(v) the consummation of a sale of all or substantially all of the Company's assets to an entity that is not an affiliate of the Company (other than pursuant to a Non-Qualifying Transaction).

(b) The Committee may, in its discretion, determine whether, upon the occurrence of a Change in Control specified in paragraph (a)(i) or (a)(iii) above, any applicable Award shall Fully Vest (as defined below), such determination to be evidenced in the applicable Award Agreement. In the event that the applicable Award Agreement does not specify that an applicable Award will Fully Vest upon a Change in Control, such Award shall not Fully Vest.

(c) Upon the occurrence of a Change in Control specified in paragraph (a)(iv) above, all outstanding Awards will terminate upon consummation of the liquidation or dissolution of the Company. The Committee may, in the exercise of its discretion in such instances, (i) provide that Awards shall Fully Vest as of any specified date prior to such liquidation or dissolution and/or (ii) declare that any Award shall terminate as of any specified date.

(d) The following shall occur if Awards "Fully Vest": (i) any stock options and stock appreciation rights granted under the Plan shall become fully vested and immediately exercisable, (ii) any restricted stock, restricted stock units and other stock-based Awards granted under the Plan will become fully vested, any restrictions applicable to such Awards shall lapse and such Awards denominated in stock will be immediately paid out, and (iii) any performance goals applicable to Awards will be deemed to be fully satisfied.

(e) Upon the occurrence of any Change in Control or upon the occurrence of a Non-Qualifying Transaction where Awards are not assumed (or substituted) by the Surviving Corporation or Parent Corporation, the Committee may, in its discretion, (i) Fully Vest Awards, (ii) determine that any or all outstanding Awards granted under the Plan, whether or not exercisable, will be canceled and terminated and that in connection with such cancellation and termination the holder of such Award may receive for each share of Common Stock subject to such Awards a cash payment (or the delivery of shares of stock, other securities or a combination of cash, stock and securities equivalent to such cash payment) equal to the difference, if any, between the consideration received by stockholders of the Company in respect of a share of Common Stock in connection with such transaction and the purchase price per share, if any, under the Award multiplied by the number of shares of Common Stock subject to such Award; provided that if such product is zero or less or to the extent that the Award is not then exercisable, the Awards will be canceled and terminated without payment therefor or (iii) provide that the period to exercise stock options or stock appreciation rights granted under the Plan shall be extended (but not beyond the expiration of such option or stock appreciation right).

(f) The Committee shall determine in its discretion whether an Award shall be considered "assumed" or "substituted". Without limiting the foregoing, for the purposes of Section 3.7, a stock option or stock appreciation right shall be considered "assumed" or "substituted" if in the reasonable determination of the Committee (i) the aggregate intrinsic value (the difference between the then fair market value as reasonably determined by the Committee and the exercise price per share of Common Stock multiplied by the number of shares of Common Stock subject to such award) of the assumed (or substituted) Award immediately after the Change in Control is substantially the same as the aggregate intrinsic value of such Award immediately before such transaction, (ii) the ratio of the exercise price per assumed (or substituted) Award to the fair market value per share of successor corporation stock immediately after the Change in Control is substantially the same as such ratio for such Award immediately before such transaction and (iii) the Award is exercisable for the consideration approved by the Committee (including shares of stock, other securities or property or a combination of cash, stock, securities and other property).

3.8 No Right to Employment

Nothing in the Plan or in any Award Agreement shall confer upon any Grantee the right to continue in the employ of or association with the Company or affect any right which the Company may have to terminate such employment or association at any time (with or without Cause).

3.9 Nature of Payments

Any and all grants of Awards and issuances of shares of Common Stock under the Plan shall constitute a special incentive payment to the Grantee and shall not be taken into account in computing the amount of salary or compensation of the Grantee for the purpose of determining any benefits under any pension, retirement, profit-sharing, bonus, life insurance or other benefit plan of the Company or under any agreement with the Grantee, unless such plan or agreement specifically provides otherwise.

3.10 Non-Uniform Determinations

The Committee's determinations under the Plan need not be uniform and may be made by it selectively among persons who receive, or are eligible to receive, Awards (whether or not such persons are similarly situated). Without limiting the generality of the foregoing, the Committee shall be entitled, among other things, to make non-uniform and selective determinations, and to enter into non-uniform and selective Award Agreements, as to the persons to receive Awards under the Plan, and the terms and provisions of Awards under the Plan.

3.11 Other Payments or Awards

Nothing contained in the Plan shall be deemed in any way to limit or restrict the Company from making any Award or payment to any person under any other plan, arrangement or understanding, whether now existing or hereafter in effect.

3.12 Section Headings

The section headings contained herein are for the purpose of convenience only and are not intended to define or limit the contents of the sections.

3.13 Effective Date and Term of Plan

Unless sooner terminated by the Board, the Plan, including the provisions respecting the grant of Incentive Stock Options shall terminate the day before the tenth anniversary of the adoption of the Plan by the Board. All Awards made under the Plan prior to its termination shall remain in effect until such Awards have been satisfied or terminated in accordance with the terms and provisions of the Plan and the applicable Award Agreements.

3.14 Governing Law

All rights and obligations under the Plan shall be construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to principles of conflict of laws.

3.15 Severability; Entire Agreement

If any of the provisions of this Plan or any Award Agreement is finally held to be invalid, illegal or unenforceable (whether in whole or in part), such provision shall be deemed modified to the extent, but only to the extent, of such invalidity, illegality or unenforceability and the remaining provisions shall not be affected thereby; provided that, if any of such provisions is finally held to be invalid, illegal, or unenforceable because it exceeds the maximum scope determined to be acceptable to permit such provision to be enforceable, such provision shall be deemed to be modified to the minimum extent necessary to modify such scope in order to make such provision enforceable hereunder. The Plan and any Award Agreements contain the entire agreement of the parties with respect to the subject matter thereof and supersede all prior agreements, promises, covenants, arrangements, communications, representations and warranties between them, whether written or oral with respect to the subject matter thereof.

3.16 No Third Party Beneficiaries

Except as expressly provided therein, neither the Plan nor any Award Agreement shall confer on any person other than the Company and the grantee of any Award any rights or remedies thereunder.

3.17 Successors and Assigns

The terms of this Plan shall be binding upon and inure to the benefit of the Company and its successors and assigns.

3.18 Waiver of Claims

Each grantee of an Award recognizes and agrees that prior to being selected by the Committee to receive an Award he or she has no right to any benefits hereunder. Accordingly, in consideration of the Grantee's receipt of any Award hereunder, he or she expressly waives any right to contest the amount of any Award, the terms of any Award Agreement, any determination, action or omission hereunder or under any Award Agreement by the Committee, the Company or the Board, or any amendment to the Plan or any Award Agreement (other than an amendment to this Plan or an Award Agreement to which his or her consent is expressly required by the express terms of the Plan or an Award Agreement).

3.19 Section 409A

Notwithstanding anything to the contrary in this Plan or an Award Agreement, if a Grantee is a "specified employee" as determined pursuant to Section 409A of the Code as of the date of his or her "separation from service" (within the meaning of Treasury Regulation 1.409A-1(h)) and if any Award or payment or settlement of an Award provided hereunder both (x) constitutes a "deferral of compensation" within the meaning of Section 409A and (y) cannot be paid or provided in the manner otherwise provided without subjecting the Grantee to "additional tax", interest or penalties under Section 409A, then any such payment or settlement that is payable or that would be settled during the first six months following Grantee's "separation from service" shall be paid or provided to Grantee on the first business day of the seventh calendar month following the month in which his or her "separation from service" occurs or, if earlier, at Grantee's death. In addition, any payment or benefit due upon a termination of Grantee's employment that represents a "deferral of compensation" within the meaning of Section 409A shall only be paid or provided to Grantee upon a "separation from service". For the purposes of this Plan, each Award made pursuant hereto shall be deemed to be a separate payment. This provision does not prohibit the vesting of any Award or the vesting of any right to eventual payment or distribution of any amount or benefit under the Plan or any Award Agreement.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended October 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-32465

VERIFONE SYSTEMS, INC.
(Exact name of Registrant as Specified in its Charter)

DELAWARE **(State or Other Jurisdiction of Incorporation or Organization)**	**04-3692546** **(I.R.S. Employer Identification No.)**
2099 Gateway Place, Suite 600 **San Jose, CA** **(Address of Principal Executive Offices)**	**95110** **(Zip Code)**

(408) 232-7800
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 par value	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:

None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K, or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

As of April 30, 2012, the aggregate market value of the common stock of the registrant held by non-affiliates was approximately $5.0 billion based on the closing sale price as reported on the New York Stock Exchange.

There were 107,966,110 shares of the registrant's common stock issued and outstanding as of the close of business on December 7, 2012.

DOCUMENTS INCORPORATED BY REFERENCE

As noted herein, the information called for by Part III is incorporated by reference to specified portions of the Registrant's definitive proxy statement to be filed in conjunction with the Registrant's 2013 Annual Meeting of Stockholders, which is expected to be filed not later than 120 days after the Registrant's fiscal year ended October 31, 2012.

VERIFONE SYSTEMS, INC.

2012 ANNUAL REPORT ON FORM 10-K

INDEX

FORWARD LOOKING STATEMENTS

This report and certain information incorporated by reference herein contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "should," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," or "continue," the negative of such terms, or comparable terminology.

Actual events or results may differ materially from those expressed or implied in these forward-looking statements. In evaluating these statements, you should specifically consider various factors, including the risks outlined in Item 1A, *Risk Factors,* in this Annual Report on Form 10-K. These factors may cause our actual results to differ materially from those expressed or implied in any forward-looking statement.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements.

These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under Item 1A, *Risk Factors,* in this Annual Report on Form 10-K, and elsewhere in this report, including our disclosures of Critical Accounting Policies and Estimates in Item 7, our disclosures in Item 7A, *Quantitative and Qualitative Disclosures About Market Risk*, as well as in our consolidated financial statements and related notes. We are under no duty to update any of the forward-looking statements after the date of this Annual Report on Form 10-K to conform such statements to actual results or to changes in expectations.

PART I

ITEM 1. *BUSINESS*

Our Company

VeriFone (VeriFone Systems, Inc.) is a leading global provider of payment solutions that enable secure electronic payment transactions and value-added services at the POS (point of sale). We provide payment solutions and expertise at the POS via merchant-operated, consumer-facing, and self-service systems for, among others, the financial, retail, hospitality, petroleum, transportation, government, and healthcare markets. Since 1981, we have designed and marketed payment solutions that facilitate the long-term shift toward electronic payment transactions and away from cash and checks in both developed and emerging economies worldwide.

Our payment solutions consist of POS electronic payment devices that run our proprietary and third-party operating systems, security, encryption, application, and certified payment software as well as other value-added applications. Our payment solutions are able to process a wide range of payment types, including signature and PIN-based debit cards, credit cards, contactless or RFID (radio frequency identification) cards and tokens, NFC (near field communication) enabled mobile phones, EMV (Europay, MasterCard and VISA) based payment cards, pre-paid gift and other stored-value cards, EFT (electronic funds transfer), check authorization and conversion, signature capture, and EBT (electronic benefits transfer). We design our payment solutions to meet the demanding requirements of our customers. Our payment systems are available in several modular configurations, offering our customers flexibility to support a variety of connectivity options, including various wired and wireless Internet connectivity infrastructures deployed globally. Our proprietary architecture enables multiple value-added applications, such as gift card and loyalty card programs, healthcare insurance eligibility, and time and attendance tracking, to reside on the same system without requiring recertification when new applications are added. We are an industry leader in multi-application payment system deployments and we believe we have the largest selection of certified value-added applications. An increasing number of our electronic payment devices are connected directly to VeriFone-operated processing gateways where we integrate traditional payment and non-payment functionality such as couponing, advertising and mobile NFC-based services for our customers.

In many environments, such as taxi cabs, petroleum dispensers and retail checkout lanes, our payment systems directly face and interact with a consumer and require their attention in order to complete a payment transaction. We have adapted our systems and gateways to capitalize on the time between the initiation and completion of a transaction in order to allow us to present targeted and relevant offers, advertising, and coupons to the consumer through media displays incorporated within our systems. This media-enabled capability brings new opportunities for revenue streams to VeriFone as well as merchants, and offers advertising and content providers with a new, efficient delivery channel.

Services are an increasingly important part of our overall revenue mix. We offer more traditional services that span different aspects of the payments ecosystem, including equipment repair and maintenance, gateway processing, remote terminal management, software post-contract support, customized application development, helpdesk services, customer service, warehousing and encryption or tokenization. We also offer full-service solutions, such as our Point's "All in One" payment solution (also referred to as "Payment-as-a-Service"), as well as end-to-end estate management services. In addition, we offer more market-specific services such as our GlobalBay mobile retailing software, LIFT retail services deployed at gas stations and convenience stores, and our digital media solutions, which utilize media-enabled equipment to display digital content, such as our VNET (VeriFone digital network), in taxis and at gas station petroleum dispensers. We also offer our customers technical support for our installed payment systems, consulting and project management services for system deployment, and customization of integrated software solutions.

Our customers include, among others, financial institutions, payment processors, petroleum companies, large retailers, taxi fleets, transportation agencies, government organizations, healthcare companies, quick service restaurants, advertisers and media companies. We also sell to distributors, resellers, system integrators and ISOs (independent sales organizations that focus on re-sale to small merchants) who resell our products. Increasingly, we are engaging with non-traditional industry participants, such as alternative payment companies, mobile phone operators, mobile wallet providers, coupon/offer providers, and social media networks, who desire access and integration with our payment solutions at the POS to deliver their services and utilize sales and shopper related data.

Our Company History

VeriFone, Inc., our principal operating subsidiary, was incorporated in 1981. Shortly afterward, we introduced the first check verification and credit authorization device ever utilized by merchants in a commercial setting. In 1984, we introduced the first mass market electronic payment system intended to replace manual credit card authorization devices for small merchants. VeriFone, Inc. became a publicly traded company in 1990 and was acquired in 1997 by HP (Hewlett-Packard Company), which operated it as a division until July 2001, at which time HP sold VeriFone, Inc. to Gores Technology Group, LLC, a privately held acquisition and investment management firm, in a transaction led by our Chief Executive Officer, Douglas G. Bergeron. In July 2002, Mr. Bergeron and certain investment funds affiliated with GTCR (GTCR Golder Rauner, LLC), a private equity firm, led a recapitalization in which VeriFone Systems, Inc. was organized as a holding company for VeriFone, Inc., and GTCR-affiliated funds became our majority stockholders. We completed our initial public offering on May 4, 2005. In June 2009, the GTCR-affiliated funds ceased to be beneficial owners of 5% or more of our outstanding common stock.

Since becoming a public company in 2005, we have grown both organically and through strategic acquisitions that have expanded our product and service offerings and increased our geographic reach.

In November 2006, we acquired Lipman (Lipman Electronic Engineering Ltd.), a provider of electronic payment systems headquartered in Israel.

In December 2010, we acquired certain business assets and liabilities of Gemalto N.V.'s e-payment terminals and systems business unit, which primarily serviced customers located in the Middle East, South Africa, and India.

In June 2011, we acquired all of the outstanding shares of Destiny Electronic Commerce (Proprietary) Limited, which traded as CSC. CSC, previously one of our distributors, brought to us payment technologies, services, and solutions at the POS for banking, retail, and petroleum, providing value-added services and end-to-end estate management services and tools in Sub-Saharan Africa and the Indian Ocean Islands. We also gained CSC's range of software applications for compliance with card industry specifications and standards.

In August 2011, we completed our acquisition of Hypercom (Hypercom Corporation), a global provider of electronic payment solutions and value-added services at the POS to, among others, banks and other financial institutions, processors, large scale retailers, smaller merchants, quick service restaurants, and users in the transportation, petroleum, healthcare, prepaid, and self-service markets. Immediately prior to the acquisition, Hypercom divested its businesses in the U.S., United Kingdom, and Spain to independent third parties. Following the acquisition, Hypercom became our wholly-owned subsidiary.

In November 2011, we acquired Global Bay Mobile Technologies, a U.S.-based provider of next-generation mobile retail solutions and applications that leverage existing POS, e-commerce, and traditional store systems in the retail environment, such as applications that enable use of handheld tablets or portable devices to provide personalized services anywhere in a store or enable real-time visibility to inventory across an enterprise.

In December 2011, we completed our acquisition of Point (Electronic Transaction Group Nordic Holding AB), a Swedish company operating the Point International business. Point was previously one of our distributors and is Northern Europe's largest provider of payment and gateway services and solutions for retailers. Following the acquisition, Point became our wholly-owned subsidiary.

In January 2012, we acquired San Francisco-based ChargeSmart (ChargeSmart Smart, Inc.), which offers online payment solutions for consumers and billers. Following the acquisition, we re-branded ChargeSmart as VeriFone Commerce Solutions, Inc.

In March 2012, we acquired LIFT (LIFT Retail Marketing Technology, Inc.), a provider of a digital marketing system that integrates with retail POS systems in the convenience store and petroleum markets. LIFT is based in Atlanta, Georgia.

Our Industry

The electronic payment solutions industry encompasses systems, software, and services that enable the acceptance and processing of electronic payments for goods and services and provide other value-added functionality at the POS. The electronic payment system is an important part of the payment processing infrastructure. We believe that current industry trends, including the continuing global shift toward electronic payment transactions and away from cash and checks, the rapid penetration of electronic payments in emerging markets as those economies modernize, the increasing proliferation of Internet connectivity and wireless communication, and an increasing focus on security to combat fraud and identity theft, will continue to drive demand for electronic payment systems.

The electronic payment system serves as the interface between consumers and merchants at the POS and with the payment processing infrastructure. Traditional electronic payment systems capture critical electronic payment data, secure the data through sophisticated encryption software and algorithms, and route the data across a range of payment networks for processing, authorization, and settlement. Payment networks include credit card networks, such as Visa, MasterCard, and American Express, that route credit card and signature-based debit transactions, as well as EFT networks, such as STAR, Interlink, and NYCE, that route PIN (personal identification number) based debit transactions. In a traditional electronic payment transaction, the electronic payment system first captures and secures consumer payment data from one of a variety of payment types, such as a credit or debit card, smart-card, contactless or RFID card, or mobile phone. Consumer payment data is then routed from the electronic payment system to the appropriate payment processor and financial institution for authorization. Finally, the electronic payment system receives the authorization to complete the transaction between the merchant and consumer.

In many markets around the world, electronic payment systems are becoming increasingly more complex due to a number of technology factors and market forces that parallel the overall macro trend of interconnected devices and convergence of online and offline commerce. In large part due to its physical positioning, proximity to the consumer, and integration with the retail system, the payment system itself is becoming a richer point of interaction and a hub that integrates multiple payment and non-payment related services.

Industry Trends

Our industry's growth continues to be driven primarily by the shift to electronic payments and away from cash and checks, the increasing mobility of payment systems, a growing emphasis on contactless payments, the emergence of payments initiated by consumers through mobile wallets, the development of self-service payment systems, the growth of media-enabled payment solutions, and continued focus on security to reduce fraud and identity theft. In the U.S., we expect that our industry's growth may also be driven by the potential shift to EMV smartcard-based payments. We believe that all these trends will continue to drive demand for electronic payment systems in the future.

Shift to Electronic Payments

Certain regions, such as Eastern Europe, Latin America, and Asia, currently have relatively low rates of electronic payments, but are experiencing a growing number of such transactions. The adoption of electronic payments in these regions is driven primarily by economic growth, infrastructure development, support from governments seeking to modernize their economies and to encourage electronic payment transactions as a means of improving tax collection, and the expanding presence of Internet connectivity.

Mobile Technologies

Broadband Internet connectivity provides faster transmission of transaction data at a lower cost than traditional dial-up Internet connectivity, enabling more advanced payment and other value-added applications at the POS. Major telecommunications carriers have expanded their communications networks and lowered fees, which allows more merchants to utilize broadband Internet connectivity at the POS more cost-effectively. The faster processing and lower costs associated with broadband Internet connectivity have opened new markets for electronic payment systems, including many that have been primarily cash-only industries.

New portable electronic payment solutions are being developed to increase transaction processing speed, throughput, and mobility at the POS, and offer significant security benefits by enabling consumers to avoid relinquishing their payment cards. A portable device, such as our PAYware Mobile Enterprise, can be presented to consumers to allow them to pay at the table in full-service restaurants or to pay in other environments, such as outdoor arenas, pizza delivery, taxi cabs, farmers' markets, and anywhere within the merchant's store. Our PAYware Mobile Enterprise payment solution works with certain smartphones and tablets to provide merchants with a portable payment system within the store that provides for "end-to-end" encryption of the card data being processed, which is designed to ensure the card data is protected at all times.

The increased use of wireless Internet connectivity is increasing demand for compact, easy-to-use, and reliable payment solutions that can connect to the Internet wirelessly. The flexibility, ease of installation, and portability of wireless payment solutions make this technology an attractive and often more cost-effective alternative to more traditional payment solutions that typically must be located at a cash register and require a physical cord to connect to the Internet.

Contactless Payments

Payments initiated via NFC technology continue to grow in popularity with trials, pilots, and rollouts taking place. Contactless payment credentials can be in the form of credit cards, key fobs, or other devices that use radio frequency to communicate with the POS system. This contactless acceptance infrastructure is not only capable of reading cards, key fobs, or token-based RFID payment media, but is also compatible with payments initiated via mobile phones using NFC technology. NFC technology goes beyond the exchange of payment credentials supported by contactless payment cards by implementing a bi-directional communication protocol between the consumer's NFC enabled device and the retailer's payment system. Bi-directional exchange of content enables value-added services such as loyalty programs, alternative payment schemes, offer and coupon issuance and redemption, electronic receipt distribution, and item level data capture.

Payments Initiated By Consumers Through Mobile Wallets

Mobile phone-initiated payments through "mobile wallets" have garnered significant industry attention, and there are a number of pilot programs around the world that accept mobile wallets. Mobile wallets allow the consumer to pay for goods and services, while providing access to value-added services such as instantly redeemable coupons, electronic receipt data, alternative payment schemes, and other applications. A number of different technological implementations are currently being tested, such as NFC, 2D barcodes, high-frequency sound, or simply paying with your name or phone number. All of these applications require changes to the POS infrastructure to operate effectively within existing payment systems and processes to provide merchants and consumers with a seamless experience.

Recently, industry leaders have launched several important initiatives intending to drive mobile payments acceptance into the merchant community. For example:

In November 2010, the three largest U.S. mobile network operators, AT&T, Verizon, and T-Mobile, announced a joint venture branded "Isis". Isis's stated goal is "to build a nationwide mobile commerce network utilizing smartphone and near-field communication (NFC) technology." Isis has continued to gain momentum as it initiated partnerships to commercialize its NFC mobile wallet solution. In March 2012, we announced that we are working with Isis to integrate the Isis Mobile Commerce Application in our current and future NFC-enabled payment systems.

In September 2011, "Google Wallet" (which Google announced in May 2011) went live. This proof of concept is designed to be compatible with any existing contactless reader already deployed for payment. In addition, certain large retailers in the U.S. have worked closely with us and Google to implement "Single Tap" functionality that allows the consumer to automatically pay and redeem a coupon via a single tap of their phone on our NFC-enabled payment systems installed at those merchants' locations. In August 2012, Google released version 2.0 of the Google Wallet application. It allows consumers to load any of their credit and debit cards into their Google Wallet.

In September 2011, PayPal announced a comprehensive strategy to become a mainstream payment brand at brick and mortar retail locations by providing consumers with the ability to access their PayPal "cloud-based" account through a variety of mechanisms.

In May 2012, we announced that we are working with PayPal to increase PayPal wallet acceptance at large retailers across the U.S.

To deliver the most user friendly and comprehensive mobile wallet experience to consumers at the POS, the Google, Isis and PayPal mobile payment initiatives require the merchant to deploy state-of-the-art NFC-enabled payment devices in their checkout lanes. Certain of our existing payment systems that are already installed at merchant locations may be easily upgraded to support these, and other, NFC- and non-NFC-enabled mobile wallet payment schemes.

Self-Service Payment Systems

EMV is the global interoperability standard administered by Visa, MasterCard, American Express, Discover and JCB, for the use of chip based credit/debit cards, and has been adopted by the majority of issuers and acquirers internationally for several years. In our International segment, the growth in EMV transactions that require consumers to enter a PIN code has had an effect on all aspects of the payment acceptance infrastructure, including self-service market segments. Self-service applications, such as automated ticketing machines, self-order kiosks, bill payment, product vending, telephone calling card top-up, and self-checkout applications that historically relied on a simple magnetic stripe reader to process credit and debit payments now require complex and secure payment systems to interact with the consumer safely and securely. Due to the complexities involved in developing compliant, secure, and certified payment solutions, many self-service vendors have turned to traditional payment system vendors such as us to provide easily integrated and pre-certified payment modules to enable the future of electronic payments in these environments.

Media Enabled Payment Solutions

The increasing number of media-enabled payment solutions is allowing merchants and content providers to engage consumers at the POS particularly at the moment of a purchasing decision. The time between the initiation and completion of a transaction on a media-enabled payment solution, such as those located in a taxi or at a petroleum dispenser, can be used to present targeted digital media content, advertising, relevant offers, coupons, and other related content to the consumer, as well as to allow merchants to utilize certain data related to such transactions to allow them to better service their customers.

Security to Reduce Fraud and Identity Theft

Security is a driving factor in our industry, as organizations that want to accept electronic payments endeavor to meet ever-escalating governmental requirements related to the prevention of identity theft as well as operating regulation safeguards issued by the credit and debit card associations, members of which include Visa International, MasterCard Worldwide, American Express, Discover Financial Services, and JCB Co., Ltd. These card associations have established the PCI SSC (Payment Card Industry Security Standards Council) to oversee and unify industry standards in the areas of payment card data security, known as PCI standards, which consist of PTS (PIN Transaction Security), the PCI-DSS (PCI Data Security Standard) for enterprise data security, and the PA-DSS (Payment Application Data Security Standard) for payment application data security. These standards continually evolve to become more stringent and increasingly dependent on complex hardware-based measures to protect all payment related data.

The continuous evolution of industry security standards drives recertification and replacement of electronic payment systems, particularly in Europe and the U.S. In order to offer electronic payment systems that connect to payment networks, electronic payment system providers must certify their products and services with card associations, financial institutions, and payment processors and comply with government and telecommunications company regulations. This certification process may take up to twelve months to complete. See Item 1, *Business-Industry Standards and Government Regulations,* for a more detailed description of these standards and regulations.

Storage and handling of credit card data by retailers represents a constant threat of fraud and identity theft, creating tremendous risk of financial and reputational losses.

The protection of cardholder data currently requires retailers to:

- operate and install only approved PIN-Entry devices;
- upgrade or modify processing systems to ensure all applications that capture, manage, transmit, or store cardholder information within the enterprise are compliant with PCI-DSS and PA-DSS;
- upgrade wired/wireless networking infrastructure to monitored high-security routers/switches/hubs;
- make wholesale changes to password and other system access policies; and
- undertake costly quarterly or annual security audits by approved third-party auditors.

The current industry-wide response to this threat is to set site security policies across all enterprise systems. This approach is difficult and costly due to the complexity of most retail IT (Information Technology) environments, and is unlikely to guarantee protection against data breaches. Furthermore, any system change, no matter how small, may be costly and time consuming to retailers as modification of any portion of the POS system usually requires end-to-end re-certification. Recognizing this, the PCI SSC recently published the new P2P CHD security guidelines governing point-to-point encryption of cardholder data which aim to protect the data at its source, removing many of the critical dependencies described above by placing emphasis on the security of the payment device itself to protect cardholder data.

The recent practice of utilizing smartphones and tablet computers as payment acceptance devices is another industry trend that has elevated payment security concerns. To address the new risks associated with this practice, in September 2012 the PCI-SSC released *The PCI Mobile Payment Acceptance Security Guidelines*. In these guidelines, the PCI-SSC states that "mobile devices may have a broader set of functionalities than standard desktop and laptop computers, resulting in more security vulnerabilities." The PCI-SSC lists as its first objective to "prevent account data from being intercepted when entered into a mobile device. This can be accomplished via a validated PCI P2PE solution." This new standard acknowledges that general purpose consumer electronic devices like smartphones and tablets do not provide adequate protection of cardholder information and stipulates that proper deployment of these applications can only be accomplished when they are used in conjunction with secure devices which meet PCI-PTS, PCI-DSS and PA-DSS standards.

EMV Smartcard-based Payments in the U.S.

EMV, the global interoperability standard administered by Visa, MasterCard, American Express, Discover and JCB for the use of chip based credit/debit cards, has been in widespread use in most major international markets for nearly a decade, having been adopted by a the majority of issuers and acquirers globally for several years. The U.S. stands out at as the last major country that has yet to fully migrate the EMV standard. Visa recently announced incentives for U.S. merchants to migrate their infrastructures towards EMV-compliant smartcard and contactless or NFC-capable POS systems, leading to a mandate that includes a liability shift to non-compliant merchants effective October 1, 2015. Important milestones of this program include:

- Effective October 1, 2012, Visa eliminated the requirements for eligible merchants to annually validate their compliance with the PCI-DSS for any year in which at least 75 percent of the merchant's Visa transactions originate from smartcard and NFC-enabled POS systems.
- Visa will require U.S. acquirer processors and sub-processor service providers to support merchant acceptance of chip transactions by April 1, 2013.
- Effective October 1, 2015, Visa will institute a U.S. liability shift for domestic and cross-border counterfeit card-present POS transactions, moving liability to merchants that are not EMV compliant.

We believe that Visa's announcement may represent the beginning of a shift in the U.S. away from the less secure magnetic stripe infrastructure towards more secure contact, contactless and NFC-based payments similar to the shift that took place in Europe. Such a shift would likely result in an ongoing upgrade and replacement cycle for payment systems in the foreseeable future. MasterCard and American Express have also both announced similar programs with timelines similar to Visa's.

Products and Services

Our System Solutions

Our system solutions are available in several modular configurations, offering our customers flexibility to support a variety of consumer payment and connectivity options, including wireline and wireless Internet connectivity. Unlike traditional ECRs (Electronic Cash Registers), our systems typically face the consumer and allow the shopper to keep possession of their card, enter a PIN, sign their name electronically, or tap their NFC enabled phone or contactless card to complete a payment. These consumer-facing functions require that our systems meet stringent industry security mandates designed to protect this highly sensitive information.

Countertop

Our countertop electronic payment systems accept magnetic, smart card, contactless or RFID cards, and NFC-enabled payment options, and support credit, debit, check, EBT, and a full range of pre-paid products, including gift cards and loyalty programs. Our countertop solutions are available under the VX and Optimum solutions brands. Our most recent generation, VX Evolution, incorporates technologies such as high performance 32-bit ARM microprocessors, high resolution graphic displays, touch screen navigation, dramatically increased storage capacity, PCI-PTS v3.0 security approvals and fully integrated NFC technology. VX Evolution product line extensions target the high-end countertop broadband and wireless Internet solutions for financial, retail, multi-lane retail, hospitality, government, and healthcare market segments. Our Optimum product line is similar in functionality to our VX product line, but is differentiated ergonomically, as well as possessing unique software certifications and capabilities. We market and sell the Optimum product line in certain international markets. Optimum extends our ability to reach more merchants through incremental sales channels in the same geographies. We design our products in a modular fashion to offer a wide range of options to our customers, including the ability to deploy new innovations at minimal cost as technology standards change. Our electronic payment systems are designed to easily integrate with a full range of optional external devices, including secure PIN pads, check imaging equipment, barcode readers, contactless or NFC readers, and biometric devices. Our secure PIN pads support credit and debit transactions, as well as a wide range of applications that are either built into electronic payment systems or connect to ECRs and POS systems. In addition, we offer an array of certified software applications and application libraries that enable our countertop systems and secure PIN pads to interface with major ECR and POS systems.

Mobile

We offer a line of mobile solutions that support Internet-based CDMA, GPRS, Bluetooth, and WiFi technologies based on our VX Evolution and Optimum platforms for secure, "always on" connectivity. We expect that market opportunities for mobile solutions will continue to be found in developing countries where wireless telecommunications networks are being deployed at a much faster rate than wireline networks. We have leveraged our wireless system expertise to enter into new markets for electronic payment solutions such as the emerging pay-at-the-table market solutions for full-service restaurants and systems for transportation and delivery segments where merchants and consumers are demanding secure payment systems to reduce fraud and identity theft.

Solutions such as our PAYware Mobile Enterprise hardware and secure gateway services provide hardware security and remote management capabilities that we believe are critical to enabling widespread adoption of smartphones and tablet-based solutions in the retail enterprise. Smartphones and tablets based on the popular Apple iOS and Google Android operating systems are increasingly being utilized to conduct payment transactions and enable new mobile retailing solutions for merchants. At the same time, concerns have been raised by the PCI SSC regarding their suitability as payment acceptance devices due to their inherently open architecture. The PCI SSC recently announced its recommendations regarding how to appropriately secure transactions on these types of devices, including mandates to only utilize card readers that provide hardware-based encryption of all cardholder information prior to entry into the mobile device, which is available through PAYware Mobile Enterprise.

Multimedia Customer Facing

We offer a line of products specifically designed for consumer-facing functionality at the POS. Our consumer facing solutions are offered under our MX Solutions brand. These products include large, easy-to-read color graphic displays, user-friendly interfaces, ECR interfaces, durable key pads, signature capture functionality, and other features that are important to serving customers in a multi-lane retail environment. For example, our signature capture devices allow a merchant to automatically store signatures and transaction data for fast recall, and the signature image is time stamped for fraud prevention. Our MX solutions also feature a modular hardware architecture that allows merchants to introduce capabilities such as contactless or NFC. Our consumer-facing system solutions also enable merchants to display advertising, promotional content, loyalty program information, and electronic forms in order to market products and services to consumers at the POS. We have extended our product portfolio to support these same features in self-service market segments such as taxis, parking lots, ticketing machines, vending machines, gas pumps, self-checkout, and quick service restaurant markets.

Contactless

We offer a variety of contactless or NFC payment solutions across multiple product lines, specifically designed for consumer-facing transactions utilizing contactless cards, tokens, or NFC-enabled mobile phones. These product solutions include integrated, modular, and stand-alone contactless readers for both indoor and outdoor payment system solutions. Our contactless payment solutions are certified in accordance with industry standards maintained by EMVCo (EMVCo LLC, a smart card standards organization operated by American Express, MasterCard, Visa and JCB that has prescribed specifications for electronic payment systems to receive certifications for smart card devices and applications) and major card associations, including Visa, MasterCard, American Express, and Discover Financial Services. In addition, we have adapted several of these contactless payment systems to include acceptance of regional contactless card solutions required by our customers. Our contactless platform is designed to be consistent across its entire product portfolio and provides a critical degree of isolation between the various contactless and NFC applications. Each of the major card brands has a unique contactless application that is separately certified by a third party laboratory and managed independently. In addition, each NFC mobile wallet provider likewise has a unique application that must co-exist with the card brand contactless applications. When added together, the average payment system in the future will likely need to support six to eight unique contactless and NFC applications, thus illustrating the need for a sophisticated platform and managed services infrastructure such as those we offer.

Petroleum

Our family of products for petroleum companies consists of integrated electronic payment systems that combine electronic payment processing, fuel dispensing, and ECR functions, as well as secure payment systems for integration with leading petroleum pump controllers and systems. These products are designed to meet the needs of petroleum company operations, where rapid consumer turnaround, easy pump control, and accurate record keeping are imperative. These products allow our petroleum company customers to manage fuel dispensing and control, and enable "pay at the pump" functionality, cashiering, store management, inventory management, and accounting for goods and services at the POS. They are compatible with a wide range of fuel pumps, allowing retail petroleum outlets to integrate our systems easily at most locations. We have expanded this suite of products with our Secure PumpPAY range of high security self-service devices and related software products targeted at integration with petroleum dispensers in domestic and international markets. Our Secure PumpPay is a highly secure payment module designed to retrofit existing petroleum dispensers with state-of-the-art secure payment capabilities. We have also introduced our PAYmedia service that leverages the large color screen of Secure PumpPay and our VNET media platform to enable paid digital advertising and couponing applications at the petroleum dispenser that can offset the cost of the security upgrade for the operator and offer the possibility of an ongoing shared advertising revenue stream with the operator. Our VNET at the Pump media platform delivers short-form video and digital coupons at eye-level displays at the petroleum dispenser, engaging consumers actively involved in a purchase. PAYmedia creates an ideal environment to move consumers inside the station for special offers, build general awareness or drive traffic around key locations with highly localized messaging.

Server-based Payment Processing Software and Middleware

Our server-based software allows merchants to integrate advanced payment functionality into PC-based and other retail systems seamlessly. These products handle the business logic steps related to an electronic payment transaction (credit, debit, gift, and loyalty), including collection of payment-related information from the consumer and merchant, and communication with payment processors for authorization and settlement. These solutions also enable the functionality of peripherals that connect to PC-based electronic payment systems, including consumer-facing products such as secure PIN pads and signature capture devices. Our PAYware software product line, consisting of server-based, enterprise payment software solutions, now includes card acceptance and merchant acquiring solutions (PCCharge, PayWare PC, PAYware Merchant, PAYware Transact), POS integration software (PAYware Link and PAYware Link LE), value-added payment solutions (PAYware Gift and PAYware Prepay), and card management systems for issuers and acquirers (PAYware CMS).

Self-Service Payment Solutions

We offer a line of secure payment hardware and software integration modules designed to enable self-service solutions such as vending machines, ATMs (automatic teller machines), ticketing kiosks, petroleum dispensers, public transportation turnstiles and bus ticketing, self-checkout, bill payment, and photo finishing kiosks to securely begin accepting magnetic stripe, EMV chipcard or contactless and NFC payment schemes. These solutions leverage our widely adopted VX, MX, and Artema Modular Solutions security architecture, developer tools and an extensive developer network enabling our global customer base to leverage existing certified payment applications or easily provide customized solutions for unique self-service environments. Designed for both indoor and outdoor use in harsh environments, these components easily integrate with existing self-service solutions and securely segregate payment processing from the system of the host device.

Retail Bank Branch Solutions

Our MX retail banking solutions provide banks with ways to instantly identify customers, streamline teller transactions, quickly create digital documents with electronic signatures, promote additional bank services, and automate the loan desk. Implementing signature capture helps to reduce paperwork associated with signed documents and facilitate the collection of biometric signature data for subsequent analysis. MX solutions also provide banks with an interactive and cost-efficient platform to promote the bank's brand and in-store products and services to customers using targeted and rich media.

Mass Transportation Solutions

Transportation systems worldwide represent a key area that is currently not utilizing electronic payments broadly. In conjunction with our partners, we are driving development of new wireless solutions for areas such as subway turnstiles and bus ticketing, and self-service solutions in areas such as mass transit and parking. Our TransitPAY solution enables bus tracking via real-time information, with the added benefit of supporting future fare payment applications across a common "open standards" hardware platform. TransitPAY provides real-time bus location details that can be shared with riders via SMS text message, website, or bus shelter display to alert them of the next bus's arrival time.

Network Access Solutions

Our network access solutions are designed and customized to support the unique requirements of the electronic transaction industry by providing networking hardware technology and the communications infrastructure necessary to achieve connectivity within the POS environment. We offer two distinct network access solutions tailored to meet the needs of customers who are trying to either extend the life of their existing networks or those who are in the process of building out state-of-the-art, high-speed, high availability access to their processing infrastructure. Our IENs (Integrated Enterprise Networks) are designed to reduce operating costs, protect investments in current legacy networks and work on a wide range of standard network technologies and protocols, such as X.25, frame relay, SNA and TCP/IP. Our NACs (Network Access Controllers), known as MegaNAC (Mega Network Access Controller) and IntelliNAC (Intelligent Network Access Controller), are intelligent communications devices that provide a wide range of digital and analog interfaces, line and data concentration, protocol conversion and transaction routing among other features. Our NAC's are offered with IntelliView, an enterprise-level system that provides the tools needed to manage POS solutions relying on NAC networks for transport of electronic payment transaction data and other related data.

GlobalBay Mobile Retail Software

Our GlobalBay mobile solutions engage customers with personalized interaction and additional POS options, providing added convenience without adding additional sales associates. Deployed in conjunction with our PAYware Mobile Enterprise hardware solutions, an Apple iPad® 2 or higher, iPhone® or iPod Touch® can become a fully capable and secure mobile POS device. GlobalBay software is designed to maximize the retailer's investment in such mobile devices, offering a comprehensive range of applications to improve multiple facets of the retailer's operations. Our GlobalBay mPOS module extends the retailer's current POS system to these mobile devices, creating selling opportunities anywhere in the store while providing the same functionality as fixed cash registers as well as such advanced functionality as bar code scanning, price lookup, promotions and acceptance of all forms of electronic payments. Our GlobalBay Clienteling module provides a single, centralized solution for retailers to manage all aspects of customer relations by allowing the merchant to access customer history, preferences and buying habits anywhere in the store. Our GlobalBay mInventory module extends existing inventory system functionality to mobile devices, and our GlobalBay mLookup module provides store associates with real-time access to pricing and inventory data.

Our Services

Services are an increasingly important part of our overall revenue mix, accounting for over 28.2% of net revenues in our fiscal year ended October 31, 2012. Our growing array of service offerings span many different aspects of the payments ecosystem, including equipment repair and maintenance, advertising, gateway processing, remote terminal management, software maintenance, customized application development, helpdesk, customer service, encryption or tokenization, and more recently our "All-in-one" payment solution and value-added cloud software offerings.

Payment-as-a-Service

Through our wholly-owned Point subsidiary, we are the leading provider of electronic payment solutions in Northern Europe, focused on providing comprehensive payment services to merchants. Point serves businesses, from small shops to multi-national retail chains that require multi-channel payment capabilities, as well as hotels, restaurants, business-to-business customers, and more. Point historically has served nine European countries, primarily in the Nordic and Baltic regions, but also the United Kingdom and France. With a customer base of over 250,000 individual businesses, representing nearly 700,000 points of sale, Point operates the largest payment system network in Europe. Leveraging the expertise gained from the Point management team and our well-established global infrastructures, we have begun the expansion of these All-in-one payment solutions into other regions.

These payment solutions offer complex and secure features and functions, typically bundled into packages of multiple products and services we refer to as "Basic", "Premium", and "Premium-Plus." Our bundling strategy offers the potential for incremental upgrades to more advanced features and functions as a retailer's business, or the payments industry evolves. Our product and service bundles are comprised of different individual components that together create a seamless solution for the merchant. For example, the electronic payment devices included in these bundles range from mobile devices to stand-alone devices to fully integrated devices that are designed to serve particular customer needs, such as:

- small kiosks and neighborhood stores with limited space;
- large retail chains with multi-lane checkouts;
- restaurants, bars and other hospitality businesses;
- clinics, hospitals, and other healthcare facilities;
- transit modes, including buses, taxis, trains, and airlines;
- hotels, motels, cruise ships, and other hospitality venues; and
- ticket or vending machines.

Warranty and Repair

Our payment devices generally carry a standard one-year warranty. For repairs of defective devices covered by such warranties, we either repair or replace the devices at no charge to the customer, except for certain shipping and related costs. For repairs of defective devices not covered by such warranty, we offer repair services in many countries or customers may use our authorized service centers to repair the device.

Managed Services

We support our installed base by providing payment system consulting, deployment, on-site and telephone-based installation and training, 24-hour helpdesk support, repair, replacement of impaired system solutions, asset tracking, and reporting. We provide a single source of comprehensive management services providing support primarily for our own system solutions. Our services address many system configurations, including local area networks, leased-line, and dial-up environments. We also offer customized service programs for specific vertical markets in addition to standardized service plans, per incident repair services and annual software maintenance on some of our licensed software products.

Customized Application Development

We provide specific project management services for turn-key application implementations. Our project management services include all phases of implementation, including customized software development, procurement, vendor coordination, site preparation, training, installation, follow-on support, and legacy system disposal. We also offer customer education programs as well as consulting services regarding selection of product and payment methodologies and strategies such as debit implementation. We believe that our client services are distinguished by our ability to perform mass customizations for large customers quickly and efficiently.

VeriFone Media

VeriFone Media is our content delivery business. Advertisers pay us to display their digital advertising content on video screens that we place in the passenger compartment of a taxi or on a petroleum dispenser, or to display their advertising content on a taxi top mounted billboard or elsewhere on a taxi such as with wraps or other taxi staging. Digital advertising content in taxis and at petroleum dispensers is delivered via our VNET media platform alongside certain digital video content provided by NBC in the U.S. and Sky in the United Kingdom. This content includes local news, weather, traffic and public service messages. Our VNET media platform leverages the engagement with the POS and the dwell time in taxis and at petroleum dispensers. With our highly flexible platform, VeriFone Media allows geotargeting, dayparting, audience segmentation, and a host of custom solutions for advertisers and marketers of all sizes.

Taxi Payments

We provide an integrated suite of hardware, software and services to the taxi industry. In-taxi equipment we provide includes secure electronic payment acceptance devices, GPS navigation, wireless communications, and fleet management control units. All payment transactions originated in the taxi are sent wirelessly through our secure payment gateway and generally we earn a service fee related thereto. Our solution also provides the fleet office with a total view of revenues, fleet efficiency, and vehicle operation.

Our taxi payment solutions are currently deployed in multiple U.S. cities, including New York City, Philadelphia, Boston, Chicago, Las Vegas, Miami, Baltimore, and Fort Lauderdale. International installations can be found in London, South Africa and Turkey. Our taxi solutions are designed to address the needs of taxi fleets of any size, as well as independent taxi owners.

Cardholder Data Security Software

We offer merchants the VeriShield Protect software solution to protect sensitive consumer magnetic stripe data captured from credit and debit cards at the POS. VeriShield Protect encrypts consumer card data at the moment it is swiped, before it enters the retailer's POS system, and maintains that protection until it is outside of the merchant's infrastructure, effectively ensuring that the merchant systems do not handle unencrypted consumer data. VeriShield Protect employs proprietary technology designed to mask the encrypted data in a manner that does not require changes to currently installed POS systems and applications, making adoption of this highly secure solution simple and cost effective for merchants. VeriShield Protect aids merchants in achieving certification for data security standards set forth by the PCI SSC, also adding an additional layer of protection not currently mandated by performing end-to-end encryption using proven secure tamper resistant security module technology. VeriShield Protect is currently available on our VX and MX Solutions product lines. In the U.S., major credit card processors who handle nearly 80% of all domestic credit card volume have adopted VeriShield Protect, effectively making it the *de facto* standard for the encryption of card data at the POS in the U.S.

Technology

We have developed the following core technologies that are essential to the creation, delivery, and management of our system solutions. We believe these technologies are central to our leadership position in the electronic payment solutions industry.

Platform Architecture

Our secure, multi-tasking, multi-application platform architecture consists of an ARM System-on-Chip, our proprietary operating systems, proprietary security system, multi-application support, data encryption technologies, and file authentication technologies. The combination of these technologies provides an innovative memory protection and separation scheme to ensure a robust and secure operating environment, enabling the download and execution of multiple applications on an electronic payment system without the need for recertification.

Our operating environment and modular design provide a consistent and intuitive user interface for third-party applications as well as our own. We believe our platform design enables our customers to deliver and manage multi-application payment systems in a timely, secure, and cost-effective manner. We continue to enhance and extend the capabilities of our platform to meet the growing demands of our customers for secure multi-application payment systems.

Our consumer-facing and self-service payment system solutions also incorporate a commercial Linux operating system that we have customized to include the security, application resources, and data communication capabilities required in these payment systems. The Linux operating system was chosen for functionality, adaptability, and robustness as well as the readily available development tools for graphical user interface and multi-media content applications.

Libraries and Development Tools

We believe that by delivering a broad portfolio of application libraries and development tools to our large community of internal and third-party application developers, including certain pre-certified software libraries that can be integrated into third-party applications without the need to further take those applications through the card brand certifications for these functions, we are able to significantly reduce the time to obtain certification for our system solutions. We provide a set of application libraries, or programming modules such as smart card interfaces, contactless card and NFC phone interfaces, and communications drivers with defined programming interfaces that facilitate the timely and consistent implementation of our multi-application system solutions. Further, we maintain a high level of application compatibility across platforms, facilitating the migration of applications to future system solutions.

We also provide developer tool kits that contain industry standard visual development environments (C/C++) along with platform-specific compilers and debuggers. We provide numerous support services for our application development communities, including developer training, a dedicated developers' support team, and VeriFone DevNet, an online developers' portal that provides registered developers access to libraries, tools, programming guides, and technical support. Our libraries, developer tool kits, training, and support systems facilitate the rapid growth in deployment of third-party, value-added applications for our system solutions.

We believe that this growing portfolio of value-added applications increases the attractiveness of our solutions to global financial institutions and payment processors. In the highly competitive transaction processing market, these institutions are looking for ways to differentiate their solutions by adding additional services beyond credit and debit transaction processing. These value-added applications provide this differentiation and also provide a way to increase merchant retention and revenue for these channels.

Application Framework

Our SoftPay application framework contains a comprehensive set of pre-certified software modules enabling rapid configuration and delivery of merchant-ready applications for payment processors and financial institutions. We have configured SoftPay for use in a broad range of vertical markets including retail, restaurants, lodging, and rental services. SoftPay supports our comprehensive range of wired and wireless Internet connectivity technologies, including Ethernet, CDMA, GPRS, WiFi, and Bluetooth options.

Remote Terminal Management Systems

Many retailers, merchants, and processors require centralized terminal management systems to automate the deployment and maintenance of electronic payment systems. Common capabilities include software downloads, application management, remote diagnostics, status monitoring, and information reporting. For a monthly fee, we offer integrated terminal management services including gateway, mobile wallet, encryption, remote key loading, and other services. We currently offer these services on an assortment of terminal management systems, each associated with specific terminal models, including: VeriCentre, PAYWare Vision, TermMaster, eTMS, MagIC Management System, and Nurit Control Center. In 2012, we introduced the next generation terminal management system, VeriFone HQ Estate Management System or VHQ. VHQ is designed to securely enable automated management of existing and emerging payment terminal services. It initially replaces PAYware Vision and will consolidate over time our current family of terminal management systems to enable a single point of management for mixed terminal estates. As the market transitions from a more traditional use of our electronic payment systems to a more dynamic use with mobile wallets, EMV, advertising, and other features, this solution is designed to meet the changing needs of the market.

Customers

Our customers include, among others, financial institutions, payment processors, petroleum companies, large retailers, taxi fleets, transportation agencies, government organizations, healthcare companies, quick service restaurants, advertisers and media companies. We also sell to distributors, resellers, system integrators, and ISOs who resell our products. The percentage of net revenues from our ten largest customers is as follows:

	Years Ended October 31		
	2012	2011	2010
Percentage of net revenues from our ten largest customers	22.8%	27.4%	26.7%

For fiscal years 2012, 2011 and 2010, no single customer accounted for more than 10% of our total net revenues. In fiscal year 2012, no single customer accounted for more than 10% of our net revenues in either of our two reportable segments. During fiscal years 2011 and 2010, Cielo, S.A. and its affiliates accounted for approximately 12.4% and 12.5% of our International segment net revenues, and First Data and its affiliates accounted for approximately 13.0% of North America segment net revenues in both years.

At October 31, 2012, no single customer accounted for more than 10% of our total net accounts receivable. At October 31, 2011, Cielo S.A. and its affiliates accounted for approximately 10.0% of our total net accounts receivable.

Sales and Marketing

Internationally, we have historically relied upon distributors to represent us in countries or geographies where we did not have a direct presence. During fiscal years 2012 and 2011, we have expanded the number of countries where we maintain offices, in part through our recent acquisitions.

Through our Point subsidiary, we provide electronic payment solutions, consultation, installation, and support directly to merchants and other businesses, including restaurants, hotels, and multinational retail chains requiring multi-channel payment capabilities. In the future, we plan to expand the Payment-as-a-Service solution to markets outside Point's historic geographic footprint.

Our North American sales teams are focused primarily on financial institutions, payment processors, third-party distributors, and value-added resellers, and on specific vertical markets, such as multi-lane retail, petroleum, restaurants, bank branches, self-service payment systems, government, transportation, taxi fleets, healthcare and digital content providers. Typically, each sales team includes a general manager or managing director, account representatives, business development personnel, sales engineers, and customer service representatives with specific vertical market expertise. The sales teams are supported by client services, manufacturing, product development, and marketing teams to deliver products and services that meet the needs of our diverse customer base.

Our marketing group is responsible for product management, account management, program marketing, corporate communications, and public relations. Our product management group analyzes and identifies product and technology trends in the marketplace and works closely with our research and development group to develop new products and enhancements. Our program marketing function promotes adoption of our branded solutions and services through go-to-market solution campaigns that leverage traditional business-to-business and business-to-consumer media channels, the Internet, social media, customer relationship management technology, and affiliations with industry and trade associations. Our corporate communications function coordinates key market messaging across regions and manages our public relations.

As of October 31, 2012, we had 910 sales and marketing employees, representing approximately 18% of our total workforce.

Global Outsourcing and Manufacturing Operations

We outsource our product manufacturing to various suppliers in the EMS (Electronic Manufacturing Services) industry. Our primary EMS providers have been located in China, Singapore, Malaysia, Brazil, Germany, Romania, and France. We have enabled direct shipment capability for several product lines from our EMS providers to our customers in various countries around the world.

Competition

The markets for our system solutions and services are highly competitive, and we are subject to price pressures resulting from a number of factors. Competition from manufacturers, distributors, or providers of products similar to or competitive with our system solutions or services could result in price reductions, reduced margins, and a loss of market share or could render our solutions obsolete. For example, First Data Corporation, a leading provider of payment processing services, and one of our largest customers, has developed and continues to develop a series of proprietary electronic payment systems for the U.S. market.

We expect to continue to experience significant competition in the future. We compete globally with suppliers, manufacturers, and distributors of electronic payment systems and services as well as suppliers of cash registers that provide built-in electronic payment capabilities and producers of software that facilitates electronic payments over the Internet. Our primary competitors in these markets for POS terminals and services include Ingenico S.A., First Data Corporation, Heartland Payment Systems, PAX Technology, Ltd., SZZT Electronics Co. Ltd., Equinox Payments, CyberNet Inc., and Spire Payments Ltd.

We also compete with Gilbarco, Inc. (a subsidiary of Danaher Corporation), International Business Machines Corporation, MICROS Systems, Inc., and NCR Corporation. In addition, we face vigorous competition from smaller companies that have been able to develop strong local or regional customer bases.

Traditionally, most of our customers are large, sophisticated organizations that have significant purchasing power. We believe that we benefit from a number of competitive advantages gained through our 30-year history of success in our industry. These advantages include our globally trusted brand name, large installed base, significant involvement in the development of industry standards, security infrastructure, global operating scale, customizable platforms and investment in research and development. Additionally, we compete primarily on the basis of the following additional key factors: end-to-end system solutions, product certifications, value-added applications and advanced product features, advanced communications modularity, reliability, supply chain scale and flexibility, payment data security, and low total cost of ownership. In certain foreign countries, some of our competitors are more established, benefit from greater local recognition and have greater resources within those countries than we do.

As we focus on specialty services and increase our emphasis on mobile and full service solutions, as well as on small to medium sized enterprises, we face new competitors, including those who target merchants that are not traditionally our customers or offer competing technologies. In the future, these competitors may begin to target merchants that are our customers.

We expect competition in our industry will be largely driven by the requirements to respond to increasingly complex and evolving technology, industry certifications, and security standards. We also see the prospect of continued consolidation among suppliers of electronic payment systems as they seek inorganic ways to enhance their capability to carry out research and development and seek other efficiencies, such as in procurement and manufacturing. The rapid technological and other changes in the payments industry have led to increased competition from new technologies and competitors both within and outside our traditional industry.

Research and Development

We work with our customers to develop system solutions that address existing and anticipated end-user needs. Our development activities are distributed globally and managed primarily from the U.S. We utilize regional application development capabilities in locations where labor costs are lower than in the U.S. and where regional expertise can be leveraged for our target markets in the same territory. Our regional application development centers provide customization and adaptation to meet the needs of customers in local markets. Our modular designs enable us to customize existing systems in order to meet customer requirements, shorten development cycles, and reduce time to market.

Our research and development goals include:

- developing new solutions, technologies, and applications;
- developing enhancements to existing product solutions, technologies and applications;
- certifications of new and existing solutions in accordance with industry standards and regulations; and
- ensuring compatibility and interoperability between our solutions and those of third parties.

Our research and development expenses were $152.0 million, $109.2 million and $74.2 million, for the fiscal years ended October 31, 2012, 2011, and 2010. Research and development expenses as a percentage of net revenues were 8.1%, 8.4%, and 7.4%, for the fiscal years ended October 31, 2012, 2011, and 2010. As of October 31, 2012, we had 1,611 research and development employees representing approximately 32% of our total workforce.

Industry Standards and Government Regulations

In order to offer products that connect to payment networks, electronic payment system providers must certify their products and services with card associations, financial institutions, and payment processors, as well as comply with government and telecommunications company regulations.

We have gained an in-depth knowledge of certification requirements and processes by working closely with card associations, payment processors, security organizations, and international regulatory organizations to certify our new products. We accelerate this certification process by leveraging our platform architectures, user interface, and core technologies.

We employ a group of engineers who specialize in security design methodologies. This group is responsible for designing and integrating security measures in our system solutions and conducts early design reviews with independent security lab consultants to ensure compliance of our electronic payment system designs with worldwide security standards.

Regulatory certifications are addressed by our compliance engineering department, which is staffed with EMC (electromagnetic compatibility), safety, telecommunications, and wireless carrier certification experts.

We actively participate in electronic payment industry working groups that help develop market standards. Our personnel are members of several working groups of the ANSI (American National Standards Institute), a private, non-profit organization that administrates and coordinates voluntary standardization in the U.S. and the Industry Standards Organization that contains working groups responsible for international security standards. These personnel have leadership roles on subcommittees that develop standards in such areas as financial transactions, data security, smart cards, and the petroleum industry.

We have served on the PCI SSC Board of Advisors since its inception and we are active in the working groups whose role is to clarify the standards the PCI SSC has created.

We may also be subject to various other legal and regulatory requirements related to the manufacture and sale of our products, including a European Union directive that places restrictions on the use of hazardous substances (RoHS and RoHS2) in electronic equipment, a European Union (EU) directive on Waste Electrical and Electronic Equipment (WEEE), the EU's Registration, Evaluation, Authorization and Restriction of Chemicals (REACH), and the environmental regulations promulgated by China's Ministry of Information Industry (China RoHS). RoHS and RoHS2 set a framework for producers' obligations in relation to manufacturing (including the amounts of named hazardous substances contained in products sold) and WEEE sets a framework for treatment, labeling, recovery, and recycling of electronic products in the European Union. REACH imposes chemicals regulation and controls including requirements for registration of chemicals on the EU market. In addition, many states in the U.S. have enacted state-level programs and requirements for recycling of certain electronic goods.

We are also subject to the following standards and requirements:

Security Standards

Industry and government security standards ensure the integrity of the electronic payment process and protect the privacy of consumers using electronic payment systems. New standards are continually being adopted or proposed as a result of worldwide fraud prevention initiatives, thus increasing the need for new security solutions and technologies. In order for us to remain compliant with the growing variety of international requirements, we have developed a security architecture that incorporates physical and electronic security measures, including encryption, and security at the operating system and application levels . We designed this architecture to meet the requirements of even those countries that have particularly stringent and specific security requirements, such as Australia, Canada, Germany, the Netherlands, New Zealand, Singapore, Sweden, Switzerland, and the United Kingdom.

Card Association Standards

Payment Card Industry Security Standards. In September 2006, the PCI SSC was formed by American Express, Discover Financial Services, JCB, MasterCard, and Visa. PCI SSC is responsible for developing and disseminating security specifications, validation of testing methods and security assessor training. The five founding companies participate as members of the policy setting executive committee of the PCI SSC.

In September 2006, the PCI SSC published an updated version of the PCI-DSS that represents a common set of industry tools and measurements to help ensure the safe handling of sensitive electronic transaction information. In October 2008, the PCI-DSS standard was updated and an expiration date for the previous version of this standard was set. The PCI SSC also released an updated version of the newer PA-DSS standard and set an expiration date for the original standard adopted in April 2008 by Visa under the Payment Application Best Practices program. These initial updates to the PCI-DSS and PA-DSS standards included mandates and audit requirements for retailers, merchant acquirers, and payment application developers. In October 2010, both the PCI-DSS standard and the PA-DSS standard were updated again and the PCI SSC adopted a three year cycle for future updates.

In September 2007, the PCI SSC announced that the PCI PED (PIN-Entry Device) standard will be moved under the control of the PCI SSC. This PCI PED standard was previously maintained and updated by Visa, MasterCard, and JCB. PCI SSC's PCI PED specification and testing requirements have become a standard specification for the five card associations. All previous mandates and deadlines regarding PCI PED compliance will remain in effect under the PCI SSC. Further alignment with regional and national debit networks and certification bodies may occur, which would enable electronic payment system providers to certify payment technology more quickly and cost effectively. In practice, the PCI PED approval process represents a significant increase in level of security and technical complexity for PEDs. In April 2009, the PCI SSC announced the expansion of the PCI PED requirements program to include two new types of devices, unattended payment terminals and hardware security modules. In November, 2009, the PCI SSC renamed the PCI PED standard to the PTS standard and included additional unattended product requirements as well as a new optional requirement, Secure Read and Exchange of Data for secure devices to encrypt cardholder data as part of an end-to-end encryption solution

In September 2011, the PCI SSC announced the P2PE Requirements. Solutions that meet these requirements can be used by retailers to reduce PCI scope. In April 2012, the PCI SSC released the testing requirements for a P2PE solution. The first training for QSA's began in May 2012. No P2PE solutions have been listed as validated yet on the PCI SSC website.

EMV Standards. EMV has introduced new standards to address the growing need for transaction security and interoperability. One important example is their establishment of EMVCo. The EMV standards are designed to ensure global smart card interoperability across all electronic payment systems. To ensure adherence to this standard, specific certifications are required for all electronic payment systems and their application software. We maintain EMV certifications across our applicable product lines.

Contactless and NFC System Standards. The major card associations have each established a brand around contactless payment. The brands and specifications are PayPass® for MasterCard, Visa payWave® and Visa Wave® for Visa, ExpressPay® for American Express, ZIP® for Discover Financial Services , and J/speedy for JCB.

Along with these brands, each of the card associations has developed its own specifications governing its brand's user experience, data management, the card-to-reader protocols and in at least one case the protocol between the contactless reader and the host device. Each brand of contactless payment has a complete set of specifications, certification requirements and a very controlled testing and approval process. In order to access the specification and approval process, payment system manufacturers must become licensees of the relevant card association's specification. Although all of the specifications are based on ISO-IEC 14443, a standard developed by the International Organization for Standardization, the application approval processes are not compatible with one another. In 2007, the EMVCo retained ownership of the Contactless communication Protocol Specification and in 2009 began certification testing process in accordance with this standard. In 2010, the four major card associations investing in this payment technology (American Express, Discover, MasterCard and Visa) licensed their respective contactless kernal specification to EMVCo for consolidation into a combined standard.

In addition to EMVCo standards, there are also regional specification and certification requirements such as PBOC in China, CEPAS in Singapore, Interac Flash in Canada, Geldkarte in Germany, and Carte Bancaire in France.

During 2012, several MNO (Mobile Networking Overview) consortiums have formed around the world to bring to market mobile wallets with payment functionalities as well as value-added services such as loyalty and coupons. Google also launched its Wallet 2.0, which leverages NFC and the cloud-to-store card credentials, and Isis started its pilot program in Salt Lake City, Utah, and Austin, Texas. The number of NFC-enabled phones has grown substantially, and NFC is becoming a standard feature for all payment terminals. Also in 2012, PayPal began marketing its wallet, which does not use NFC, and a group of leading U.S. merchants formed the Merchant Customer Exchange to offer a merchant-driven mobile platform and wallet.

We actively participate in several standards bodies pursuing common standards for contactless payments, including INCITS B10, EMVCo, the Smart Card Alliance and the NFC Forum.

MasterCard PTS and TQM Program. The MasterCard PTS program addresses stability and security of communications between Internet enabled POS terminals and the acquirer host system using authentication/encryption protocols approved by MasterCard ensuring transaction data integrity. The purpose of this program is threefold:

- provide POS vendors with security guidelines to counter the threats presented by the use of Internet connectivity within the POS terminal infrastructure;
- specifically address network vulnerabilities within the increasingly popular Internet connected networks; and
- identify potential vulnerabilities of an end-to-end solution that may occur as a result of failing to provide confidentiality, integrity, availability, authentication, non-repudiation, and replay attack prevention on the data being transmitted over the Internet.

We have successfully achieved VX product-line compliance with the MasterCard PTS security specification regarding security of Internet connected payment systems. The MasterCard PTS program compliance applies to several of our Internet-enabled products including the VX Evolution series payment systems. We are the first terminal vendor to achieve such a distinction across an entire product line.

The MasterCard TQM (Terminal Quality Management) program was created in 2003 to "help ensure the quality and reliability of EMV compliant terminals worldwide." MasterCard's TQM program validates the entire life cycle of the product, from design to manufacturing and deployment. This is a hardware quality management program, on top of the EMV Level 1 certification. It mainly involves the review and audit of the vendor's process in the different phases of implementation, manufacturing, and distribution. At the end of the process, the product is given a quality label. MasterCard has mandated the quality label to all their member banks and has made it a pre-requisite for their terminal integration process since December 2003. We maintain TQM approval across all EMV Level 1 approved products deployed with EMV applications. The TQM program is now extended to contactless payment systems and is a requirement for achieving a full PayPass approval with MasterCard.

Payment Processor/Financial Institution Requirements

U.S. payment processors have two types of certification levels, Class A and Class B. Class B certification ensures that an electronic payment system adheres to the payment processor's basic functional and network requirements. Class A certification adds another stipulation that the processor actively supports the electronic payment system on its internal helpdesk systems. Attainment of Class A certification, which may take up to twelve months, requires working with each payment processor to pass extensive functional and end-user testing and to establish the help desk related infrastructure necessary to provide Class A support. Attaining Class A certifications increases the number of payment processors that may actively sell and deploy a particular electronic payment system. We have significant experience in attaining these critical payment processor certifications and have a large portfolio of Class A certifications with major U.S. processors. In addition, several international financial institutions and payment processors have certification requirements that electronic payment systems must comply with in order to process transactions on their specific networks. We have significant experience in attaining these required certifications across the broad range of systems solutions that we offer to our international customers.

Telecommunications Regulatory Authority and Carrier Requirements

Our products must comply with government regulations, including those imposed by the FCC (U.S. Federal Communications Commission) and similar telecommunications authorities worldwide regarding emissions, radiation, safety, and connections with telephone lines and radio networks. Our products must also comply with recommendations of quasi-regulatory authorities and of standards-setting committees. Our electronic payment systems have been certified as compliant with a large number of national requirements, including those of the FCC and Underwriters Laboratory in the U.S. and similar local requirements in other countries.

In addition to national requirements for telecommunications systems, wireless network service providers mandate certain standards with which all connected devices and systems must comply in order to operate on these networks. Many wireless network carriers have their own certification process for devices to be activated and used on their networks. Our wireless electronic payment systems have been certified by certain leading wireless carrier networks around the world.

Proprietary Rights

We rely primarily on copyrights, trademarks, patent filings, and trade secret laws to establish and maintain our proprietary rights in our technology and products. We maintain a patent incentive program and patent committee, which encourages and rewards employees to present inventions for patent application and filings.

As of October 31, 2012, we held 348 patents and 131 patent applications filed with various patent offices in 49 jurisdictions throughout the world, including the U.S., Canada, the United Kingdom, the European Union, China, Israel, Italy, India, Australia, Japan, Germany, France, Ireland, Hong Kong, Taiwan, Brazil, and South Africa among other countries. These patents and patent applications include utility patents, utility models and designs acquired in connection with our acquisitions, such as our acquisitions of Global Bay and LIFT in fiscal year 2012, Hypercom Corporation in fiscal year 2011 and Semtek Innovative Solutions Corporation and the assets of WAY Systems, Inc. in fiscal year 2010. We believe that the duration of our patents is adequate relative to the expected lives of our products which generally are expected to be shorter than the terms of our patents due to continual technical innovations in our industry.

We use the VeriFone name and logo globally as an important part of the branding of our company and our products, and we register these trademarks in the key jurisdictions where we do business, including the U.S. and the European Union. As of October 31, 2012, we held trademark registration in 22 jurisdictions (including registration in the European Union that covers a number of country level registrations we had previously filed) for the "VERIFONE" trademark and in 32 jurisdictions (including registration in the European Union that covers a number of country level registrations we had previously filed) for VERIFONE trademark including our ribbon logo. We currently hold trademark registration in the U.S. and a variety of other countries for our product names and other marks.

We generally have not registered copyrights in our software and other written works. Instead, we have relied upon common law copyright, customer license agreements, and other forms of protection. We use non-disclosure agreements and license agreements to protect software and other written materials as copyrighted and/or trade secrets.

In the U.S. and other countries, prior to 2001, our predecessor held patents relating to a variety of POS technology and related inventions, which expire in accordance with the applicable law in the country where filed. In 2001, as part of the divestiture of VeriFone, Inc. from HP, VeriFone, Inc. and HP entered into a technology agreement whereby HP retained ownership of most of the patents owned or applied for by VeriFone prior to the date of divestiture. The technology agreement grants VeriFone a perpetual, non-exclusive license to use any of the patented technology retained by HP at no charge. In addition, we hold a non-exclusive license to patents held by NCR Corporation related to signature capture in electronic payment systems. This license expired in 2011 at the time the underlying patents expired.

Segment and Geographic Information

For segment and geographic information, see Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations — Net Revenues,* and Note 15, *Segment and Geographic Information* of this Annual Report on Form 10-K.

Employees

As of October 31, 2012, we had 4,977 employees worldwide. We have collective bargaining agreements with our employees in France, Spain, Italy, Sweden, and Brazil. Our employees in France and Germany are also represented by works councils that have the right to certain information and to participate in certain operational decisions affecting the represented employees, such as relocation of office facilities, compensation and benefits, and working hours. We have not experienced any work stoppages, and we believe that we have good employee relations and relationships with the collective bargaining groups and works councils.

Executive Officers

Our executive officers and their ages as of December 18, 2012 are as follows:

Name	Age	Position
Douglas Bergeron	52	Chief Executive Officer
Robert Dykes	63	Executive Vice President and Chief Financial Officer
Jeff Dumbrell	43	Executive Vice President, Europe, Middle East, Africa and Asia
Albert Liu	40	Executive Vice President, Corporate Development & General Counsel
Jennifer Miles	40	Executive Vice President, North America
Eliezer Yanay	52	Executive Vice President, Operations

Douglas G. Bergeron. Mr. Bergeron has served as Chief Executive Officer and a director of VeriFone Systems, Inc. since its formation in July 2002 and of VeriFone, Inc. since July 2001. From December 2000 to June 2002, Mr. Bergeron was Group President of Gores Technology Group and, from April 1999 to October 2000 served as President and Chief Executive Officer of Geac Computer Corporation. From 1990 to 1999, Mr. Bergeron served in a variety of executive management positions at SunGard Data Systems Inc., including Group CEO of SunGard Brokerage Systems Group and President of SunGard Futures Systems. Mr. Bergeron holds a Bachelor of Arts with Honours from York University in Toronto, Canada, and a Masters of Science in Systems Management from the University of Southern California. He also serves as a member of the Listed Company Advisory Committee of the NYSE Euronext. Mr. Bergeron previously served on the board of directors of Merriman Holdings, Inc., a financial services holding company, and as Chairman of the board of directors of First Consulting Group, a provider of consulting and systems implementation services to health-related industries, prior to its acquisition by Computer Sciences Corporation in January 2008. Mr. Bergeron brings to our Board, among other skills and qualifications, significant knowledge of the payments industry and a unique understanding of our strategies and the complexities of our business as our Chief Executive Officer since 2001, when he led the divestiture of VeriFone from Hewlett Packard, and thereafter as he guided our Company through a period of substantial technological advancement and growth in the payments industry. Mr. Bergeron also brings extensive experience in executive management positions in the financial services industry.

Robert Dykes. Mr. Dykes serves as Executive Vice President and Chief Financial Officer. Mr. Dykes joined VeriFone as Senior Vice President on September 2, 2008 and was named Chief Financial Officer on September 9, 2008. Mr. Dykes was named Executive Vice President in August 2011. Prior to joining VeriFone, Mr. Dykes was Chairman and CEO of NebuAd Inc., a provider of targeted online advertising networks. Before joining NebuAd, from January 2005 to March 2007, Mr. Dykes was Executive Vice President, Business Operations and Chief Financial Officer of Juniper Networks, Inc., a provider of network infrastructure to global service providers, enterprises, governments and research and educational institutions. From February 1997 to December 2004, Mr. Dykes was Chief Financial Officer and President, Systems Group, of Flextronics

International Ltd., a provider of design and electronics manufacturing services to original equipment manufacturers. From October 1988 to February 1997, Mr. Dykes was Executive Vice President, Worldwide Operations and Chief Financial Officer of Symantec Corporation, a provider of software and services that address risks to information security, availability, compliance, and information technology systems performance. Mr. Dykes also held Chief Financial Officer roles at industrial robots manufacturer Adept Technology and at disc drive controller manufacturer Xebec. He also held senior financial management positions at Ford Motor Company. Mr. Dykes holds a Bachelor of Commerce in Administration degree from Victoria University in Wellington, New Zealand.

Jeff Dumbrell. Mr. Dumbrell joined VeriFone in July 2002 where he served in various senior-level management roles within the company, most recently as Executive Vice President, Europe, Middle East, Africa and Asia and is responsible for managing VeriFone's growth initiatives in these regions. From December 2000 to July 2002, Mr. Dumbrell was Executive Director of Sales for B3 Corporation and he was National Sales Manager for BankServ from October 1999 to December 2000. Previously, Mr. Dumbrell was Western Regional Manager for The Quaker Oats Company where he had sales responsibility for managing Tier 1 retail customers. Mr. Dumbrell holds a M.B.A. from The University of San Francisco and a Bachelor of Science in Marketing from Clemson University.

Albert Liu. Mr. Liu serves as Executive Vice President, Corporate Development and General Counsel. Mr. Liu joined VeriFone in October 2008, as Senior Vice President, General Counsel and Corporate Secretary and was named Executive Vice President, Corporate Development in August 2011. In his capacity Mr. Liu also served as Chief Compliance Officer. Prior to joining VeriFone, he was Vice President, Legal and Corporate Development, and Company Secretary for NETGEAR, Inc., a provider of networking solutions, since October 2004. Mr. Liu also previously served as General Counsel, Director of Human Resources and Secretary of Turnstone Systems, Inc., a supplier of digital subscriber line testing equipment and General Counsel and Secretary for Yipes Enterprise Services, a provider of Ethernet connectivity services. Mr. Liu began practicing law with the firm of Sullivan & Cromwell in New York, advising clients on all aspects of corporate and securities law, leading public and private securities offerings, and negotiating and finalizing venture capital investments and contracts. Before entering the legal field, he was a software engineer at Tandem Computers. Mr. Liu is currently a member of the board of directors of Trunkbow International Holdings, Inc., a provider of technology platforms that enable mobile value-added services. He holds dual degrees in Computer Science and Political Science from Stanford University, and a J.D (*magna cum laude*) from the University of California, Hastings College of the Law. He is a member of the State Bar of California.

Jennifer Miles. Ms. Miles has served as Executive Vice President, North America since August 2011, overseeing VeriFone's North America business, which includes the Financial, Mobility, Retail, Petro, Transit, Retail Banking, Hospitality, Security, Healthcare, and Government business units. Ms. Miles joined VeriFone in February 2001 and has served in various management positions playing an integral role in driving the successful growth of VeriFone's solutions, most recently as VeriFone's Senior Vice President — Retail, Global Security and Vertical Solutions. Prior to joining VeriFone, Ms. Miles spent six years with Wachovia Bank serving in several roles including sales and product management of corporate treasury and cash management solutions to Fortune 500 companies. Ms. Miles graduated from the University of Georgia with a bachelor degree in Business Administration.

Eliezer Yanay. Mr. Yanay has served as Executive Vice President, Operations since August 2011 and is responsible for global R&D initiatives, supply chain and product management for the entire product life cycle, from conception to delivery to support. Previously, Mr. Yanay served as President of VeriFone Israel and Executive Vice President, Continental Europe, South East Europe and Asia from March 2009 to August 2011 and as President of VeriFone Israel and Managing Director of Middle East from November 2006 to March 2009. Mr. Yanay joined VeriFone following its acquisition of Lipman Electronic Engineering in November 2006. Mr. Yanay had served at Lipman as Executive Vice President of Sales and Marketing since September 2001 where his responsibilities included management of worldwide sales and marketing activities, management of the corporate sales and marketing department and oversight of Lipman's non-U.S. subsidiaries. Before joining Lipman, Mr. Yanay held various senior-level positions at Shira Computers Ltd. (a subsidiary of VYYO Inc.) and Scitex Corporation, Ltd. Mr. Yanay holds a Bachelor of Arts in Psychology from Tel Aviv University.

Available Information

We file reports required of public companies with the U.S. SEC (Securities and Exchange Commission). These include annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and other reports, and amendments to these reports or statements. The public may read and copy the materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website (*www.sec.gov*) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. We make available free of charge on the Investor Relations section of our corporate website (*http://ir.verifone.com*) all of the reports we file with or furnish to the SEC as soon as reasonably practicable after the reports are filed or furnished.

ITEM 1A. *RISK FACTORS*

Risks Related to Our Business

The risks set forth below may adversely affect our business, financial condition, and operating results. In addition to the risks set forth below and the factors affecting specific business operations identified with the description of these operations elsewhere in this report, there may also be risks of which we are currently not aware, or that we currently regard as immaterial based on the information available to us, that later prove to be material.

We routinely engage in acquisitions, divestitures, and other strategic transactions which involve numerous enterprise risks and could disrupt our ongoing business and harm our results of operations. We may not be able to address these risks without substantial expense, delay or other operational or financial problems.

In pursuing our business strategy, we routinely conduct discussions, evaluate opportunities, and enter into agreements regarding possible acquisitions or strategic investments in related businesses, technologies, or products.

For example, on December 30, 2011, we completed our acquisition of Point, a Stockholm-based provider of point-of-sale technology and support, gateway services, card encryption services, and multi-channel e-commerce payment network encompassing almost 475,000 merchant contracts throughout Northern Europe, and on August 4, 2011 we completed our acquisition of Hypercom.

Acquisitions or investments, including our acquisitions of Point and Hypercom, both of which were material to our business and operations, involve significant challenges and potential business risks, and we may not realize the expected benefits of any of our recent or future acquisitions. These challenges and risks include:

- the difficulty of successfully integrating the technologies, operations, business systems, and personnel of the acquired business, technology or product, including in a cost-effective manner;
- the potential disruption of our ongoing business, including the diversion of management attention to issues related to integration and administration, particularly given the number, size and varying scope of our recent completed acquisitions;
- entering markets in which we have limited prior experience;
- in the case of international acquisitions, such as the Point and Hypercom acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, foreign currency, political, legal and regulatory risks, including with respect to countries where we previously had limited operations;

- the possible inability to obtain the desired financial and strategic benefits from the acquisition or investment, as discussed further in "We may not realize the expected benefits of our acquisitions, including Hypercom and Point" below;
- the loss of all or part of our investment;
- the loss of customers and partners of acquired businesses;
- the need to integrate each company's accounting, legal, management, information, human resource and other administrative systems to permit effective management, and the lack of control if such integration is delayed or not implemented;
- the need to implement controls, procedures and policies appropriate for a larger public company at companies that prior to acquisition had lacked such controls, procedures and policies;
- the risk that increasing complexity inherent in operating a larger global business and managing a broader range of solutions and service offerings may impact the effectiveness of our internal controls and adversely affect our financial reporting processes;
- the assumption of unanticipated liabilities and the incurrence of unforeseen expenditures;
- the failure to identify or assess the magnitude of certain liabilities, shortcomings or other circumstances prior to acquiring a company, which could result in unexpected litigation, unanticipated liabilities, additional costs, unfavorable accounting treatment or other adverse effects; and
- the loss of key employees of an acquired business.

These risks are heightened and more prevalent in acquisitions of larger businesses, such as the Point and Hypercom acquisitions. Further, in connection with the Point acquisition we incurred substantial additional debt, which has increased our leverage and debt service requirements. Future acquisitions and investments could also result in substantial cash expenditures, potentially dilutive issuances of our equity securities and incurrence of additional debt, contingent liabilities and amortization expenses related to other intangible assets that could adversely affect our business, operating results, and financial condition. Moreover, we may not realize the anticipated benefits of any or all of our acquisitions, or may not realize them in the time frame expected. We will depend on the retention and performance of existing management and employees of acquired businesses for the day-to-day management and future operating results of these businesses.

We may not realize the expected benefits of our acquisitions, including Hypercom and Point.

Achieving the expected benefits of our acquisitions, including Hypercom and Point, depends in large part on our successful completion of our integration of the acquired businesses' operations and personnel with our own in a timely and efficient manner. We cannot assure you, however, that all of our integration efforts will be completed as quickly as expected or that our acquisitions will achieve the expected benefits. The risks and challenges involved in the integration of Hypercom and Point include:

- Both Hypercom and Point have significant international operations; we may have difficulty integrating the international operations of Hypercom and Point, including coordinating the efforts of Hypercom's and Point's sales operations with those of VeriFone;
- We may have difficulties successfully managing Hypercom's or Point's technologies or lines of businesses, particularly those lines of business with which we have limited operational experience;
- We may not be able to adequately demonstrate to customers that the acquisitions will not result in adverse changes in client service standards or product support, in particular where the acquired business, such as Hypercom, has products that compete with existing VeriFone products;
- Some of Hypercom's suppliers, distributors, customers, and licensors are VeriFone's competitors or work with VeriFone's competitors and may terminate their business relationships with Hypercom as a result of the acquisition;

- We may not be able to successfully persuade the employees in various jurisdictions that the companies' business cultures are compatible, maintain employee morale, and retain key employees;
- We may have difficulties integrating or migrating the information technology infrastructures of Hypercom and Point into our information technology systems and resources in an effective and timely manner;
- We may be unable to cost-effectively and timely migrate Hypercom and Point to our common enterprise resource planning information system and to integrate all operations, sales, accounting, and administrative activities for the combined company;
- We may have difficulties integrating Hypercom's supply chain operations with ours while ensuring that products continue to be manufactured and delivered on a timely basis, with superior quality to customers and at a cost acceptable to us;
- We may have higher than anticipated costs in coordinating research and development and support activities across our existing and newly acquired products and services; and
- We may not be able to successfully incorporate acquired technologies, products and service offerings into our next generation of products and solutions or to enhance introduction of new products, services, and technologies, while ensuring timely release of products to market., and any delay in the release of one or more product or service offerings could negatively impact revenues, profitability and results of operations.

The integration of Hypercom and Point is international in scope, complex, time-consuming, and expensive, and has disrupted and may continue to disrupt our business or result in the loss of customers or key employees or the diversion of the attention of management. Our operating results or financial condition may be adversely impacted by pre-existing claims or liabilities, both known and unknown, of an acquired company, including claims from current or former customers, terminated employees or other third parties; pre-existing contractual relationships of an acquired company that may contain unfavorable terms; unfavorable revenue recognition or other accounting treatment as a result of an acquired company's pre-existing contractual arrangements; and intellectual property claims or disputes. In addition, the integration process may strain the combined company's financial and managerial controls and reporting systems and procedures and may result in the diversion of management and financial resources from the combined company's core business objectives.

There can be no assurance that we will successfully integrate our businesses or that we will realize the anticipated benefits of the acquisitions after we complete our integration efforts. One of our key strategies of the Point acquisition is to implement Point's Payment-as-a-Service model into new markets. Implementing a new business model involves significant risk and costs, including, in the case of our Payment-as-a-Service model, up front capital expenditures. The markets where we seek to implement the Payment-as-a-Service model may take longer to adopt a payment as a service model than we anticipate or may choose not to adopt this model. Continued weakness in the global economy may also negatively impact our ability to implement our payment as a service solution within the time frames we desire. If we do not execute successfully on the implementation of our Payment-as-a-Service model and achieve the anticipated benefits of the Point acquisition, our revenues, profitability and net income may be negatively impacted.

Costs associated with the acquisitions may be higher than expected and may harm our financial results. We have incurred substantial direct transaction costs associated with the acquisitions, and expect to incur additional costs associated with consolidation and integration of operations. We have also incurred post-closing costs and continue to devote resources related to Hypercom's divestiture of its U.S., Spain and U.K. payment terminal businesses. For example, as part of the divestitures the buyers are entitled to certain post-closing administrative and operating support services for various periods following the closing date of the merger and indemnification for certain liabilities associated with the divested businesses. If the total costs of the acquisitions and integration efforts exceed estimates or the benefits related to the acquisitions do not exceed our total costs, our financial results could be adversely affected.

If we do not continually enhance our existing solutions and develop and market new solutions and enhancements responsive to technological advancements in our industry, our net revenues and income will be adversely affected.

The market for electronic payment systems is characterized by:

- rapid technological advancements;
- frequent product introductions and enhancements;
- evolving industry and government performance and security standards;
- increasingly, introductions of alternative payment solutions, such as mobile payments and processing, at the point of sale; and
- changes in customer and end-user preferences or requirements.

Because of these factors, we must continually enhance our existing solutions and develop and market new solutions, and we must anticipate and respond to these industry and customer changes in order to remain competitive. If we are unable to timely and adequately respond to new competitors and technological advancements our net revenues and results of operations could be adversely affected. These efforts require significant investment in research and development as well as increased costs of manufacturing and distributing our system solutions, and we may not necessarily be able to increase or maintain prices to account for these costs, which could negatively impact our profitability, cash flows and results of operations.

We cannot be sure that we will successfully complete the development and introduction of new solutions or enhancements or that our new solutions will be accepted in the marketplace. We may also fail to develop and deploy new solutions and enhancements on a timely basis. In either case, we may lose market share to our competitors, our solutions could become obsolete and our net revenues and results of operations could suffer.

A majority of our net revenues are generated outside of the United States and we intend to continue to expand our operations internationally including through acquisitions and strategic partnerships. Our results of operations could suffer if we are unable to manage our international expansion and operations effectively.

During the fiscal year ended October 31, 2012, approximately 72.7% of our net revenues were generated outside of the United States. During the fiscal year ended October 31, 2011, approximately 64.7% of our net revenues were generated outside of the United States. The percentage of net revenues generated outside of the United States has increased over recent years and we expect such percentage to continue to increase over time. In particular, our acquisition of Point has increased our business in the Nordic regions and elsewhere in Northern Europe and our acquisition of Hypercom has increased our business significantly in EMEA (Europe, the Middle East and Africa) and Asia. Part of our strategy is to expand our penetration in existing foreign markets and to enter new foreign markets and in particular to enter new emerging markets where we expect to see growth in electronic payments and related services. Our ability to penetrate some international markets may be limited due to different technical standards, protocols or product requirements. Expansion of our international business will require significant management attention and financial resources. Our international net revenues will depend on our continued success in the following areas:

- securing commercial relationships to help establish or increase our presence in new and existing international markets;
- hiring and training personnel capable of marketing, installing and integrating our solutions, supporting customers, and effectively managing operations in foreign countries;
- adapting our solutions to meet local requirements and regulations, and to target the specific needs and preferences of foreign customers, which may differ from our traditional customer base in the markets we currently serve;

- building our brand name and awareness of our services among foreign customers in new and existing international markets;
- enhancing our business infrastructure to enable us to efficiently manage the higher costs of operating across a larger span of geographic regions and international jurisdictions; and
- implementing new systems, procedures, and controls to monitor and manage our operations in new international markets.

In addition, we are subject to risks and costs associated with operating in foreign countries which could negatively impact our results of operations or cash flows, including:

- multiple, changing, and often inconsistent enforcement of laws and regulations;
- satisfying local regulatory or industry imposed requirements, including security or other certification requirements;
- competition from existing market participants, including strong local competitors, that may have a longer history in and greater familiarity with the international markets we enter;
- tariffs and trade barriers;
- higher costs and complexities of compliance with international and U.S. laws and regulations such as import and trade regulations and embargoes, trade sanctions, export requirements and local tax laws;
- laws and business practices that may favor local competitors;
- restrictions on the repatriation of funds, including remittance of dividends by foreign subsidiaries, foreign currency exchange restrictions, and currency exchange rate fluctuations;
- extended payment terms and the ability to collect accounts receivable;
- different and/or more stringent labor laws and practices. such as the use of workers' councils and labor unions, or laws that provide for broader definitions of employer/employee relationships;
- different and/or more stringent data protection, privacy and other laws;
- economic and political instability in certain foreign countries;
- changes in a specific country's or region's political or economic conditions; and
- greater difficulty in safeguarding intellectual property in areas such as China, India, Russia, and Latin America.

Many of these factors typically become more prevalent during periods of economic stress, such as the ongoing weakness in the economies of the euro zone countries and volatility in global financial markets that have caused declines in the value of the euro and other currencies impacted by the European sovereign debt crisis, or disruptive events such as natural or man-made disasters and military or terrorist actions. The persistence or occurrence of weakened global economic conditions in one or more regions where we do business may exacerbate certain of these risks. We are subject to foreign currency risk including from economic and political instability which can lead to significant and unpredictable volatility in currency rates, including significant currency devaluations, which may negatively impact our revenues, gross margins, results of operations and financial position. Although we engage in some hedging of our foreign currency exposures, we do not hedge all such exposures and our hedging arrangements may not always be effective. See Part II Item 7A, *Quantitative and Qualitative Disclosures About Market Risk - Foreign Currency Risk* of this Form 10-K. In addition, compliance with foreign and U.S. laws and regulations that are applicable to our international operations is complex and may increase our cost of doing business in international jurisdictions and our international operations could expose us to fines and penalties if we fail to comply with these regulations. These laws and regulations include import and export requirements, trade restrictions and embargoes, exchange control regulations, data privacy requirements, labor laws, tax laws, anti-competition regulations, U.S. laws such as the Foreign Corrupt Practices Act, and local laws prohibiting corrupt payments to governmental officials and other improper payments or inducements, such as the U.K. Bribery Act. Although we have implemented policies, procedures and training designed to ensure compliance with these laws, there can be no assurance that our employees, contractors, distributors, suppliers and agents will not take actions in violation of our policies, particularly as we expand our operations through organic growth and acquisitions, including acquisitions of businesses that were not previously subject to and may not have familiarity with U.S. and other laws and regulations applicable to us or compliance policies similar to ours. For example, two of our Brazilian subsidiaries that were acquired as a part of the Lipman acquisition have been notified of a number of assessments regarding Brazilian customs penalties that relate to alleged infractions in the importation of goods as well as certain tax assessments and penalties. Similarly, the Brazilian subsidiary we acquired in August 2011 as part of the Hypercom acquisition has a number of pending assessments related to local tax assessments and penalties. See Part I Item 3, *Legal Proceedings* of this Form 10-K. Defending such assessments can be costly and divert management time. Any such violations could subject us to civil or criminal penalties, including the imposition of substantial fines and interest or prohibitions on our ability to offer our products and services to one or more countries, and could also materially damage our reputation, our brand, our international expansion efforts, our business, and negatively impact our operating results. In addition, if we fail to address the challenges and risks associated with international expansion and acquisitions, we may encounter difficulties implementing our strategy, which could impede our growth or harm our operating results.

Macroeconomic conditions and economic volatility could materially and adversely affect our business and results of operations.

Our operations and performance depend significantly on worldwide economic conditions. For example, the significant slowdown and volatility in the U.S. and international economy and financial markets which began in the latter half of 2008 resulted in reduced demand for our products, which in turn adversely impacted our revenues, business, financial condition and results of operations. In particular, the slowdown and volatility in the global markets resulted in softer demand in the financial and retail sectors, pricing pressures and more conservative purchasing decisions by customers, including a tendency toward lower-priced products and lower volume of purchases during the economic downturn. In some countries where we do business the weakened economy has resulted in economic instability which has had negative effects, including a decrease in purchasing power due to currency devaluations.

While we have experienced overall sequential growth in revenues and earnings and stronger demand in some of our recent quarters, certain markets such as parts of Europe where we conduct business continue to experience weakened or uncertain economic conditions, including the recent ongoing difficulties in the credit markets in the euro zone. Some of our customers, suppliers and partners may continue to be negatively impacted by the continued global weakness in the economy. We cannot predict whether growth will continue, or whether our results of operations will be negatively impacted by the recent renewed global market turmoil, or whether any other future decline or volatility in global conditions could negatively impact our business, operating results and financial condition. There is no assurance that actions taken by governments and central banks to stimulate the economy will have positive impacts. Further, conditions such as political unrest or terrorist actions in other parts of the world, the impending "fiscal cliff" in the U.S. whereby certain temporary tax cuts and breaks expire, additional taxes related to changes in the health care law in the U.S. and certain tax cuts are scheduled to occur effective January 1, 2013 absent intervening U.S. congressional measures, and reports of continued high unemployment rates in the U.S. and elsewhere, may negatively impact global economic conditions, including corporate and consumer spending and liquidity of capital markets. Continued volatility in market conditions, such as fluctuations in foreign currency rates relative to the U.S. dollar, make it difficult to forecast our financial guidance and/or meet such guidance. If we fail to meet our financial guidance or the expectations of investment analysts or investors in any period, the market price of our common stock could decline.

Fluctuations in currency exchange rates may adversely affect our results of operations.

A substantial portion of our business consists of sales made to customers outside the United States. A portion of the net revenues we receive from such sales is denominated in currencies other than the U.S. dollar, primarily the British pound, the euro and the Brazilian real, and the amount of net revenues in foreign currencies has increased with our recent acquisitions of Point and Hypercom. Additionally, portions of our cost of net revenues and our other operating expenses are incurred by our International operations and denominated in local currencies, primarily the British pound, the euro and the Brazilian real. In particular, our net revenues, cost of net revenues and operating expense denominated in the euro and the Dutch Kroner and Swedish Kroner, which are impacted by the European sovereign debt crisis, have increased with the Point and Hypercom acquisitions. Fluctuations in the value of these net revenues, costs and expenses as measured in U.S. dollars have historically affected our results of operations, and adverse currency exchange rate fluctuations may have a material impact in the future. Further, changes in exchange rates that strengthen the U.S. dollar could increase the price of our products in the local currencies of the foreign markets we serve. For example, in recent periods the euro has declined substantially relative to the U.S. dollar and, given the ongoing European sovereign debt crises, may further decline. Declines in foreign currencies relative to the U.S. dollar would result in making our products relatively more expensive than products that are denominated in local currencies, leading to a reduction in sales and profitability in those foreign markets. In addition, our balance sheet contains monetary assets and liabilities denominated in currencies other than the U.S. dollar, such as cash, intercompany balances, trade receivables and payables, and fluctuations in the exchange rates for these currencies could adversely affect our results of operations. We have, to some extent, entered into foreign exchange forward contracts intended to hedge our balance sheet exposure to adverse fluctuations in exchange rates. We have also effectively priced our System solutions products in U.S. dollars in certain countries. Nevertheless, these hedging arrangements may not always be effective, particularly in the event of imprecise forecasts of non-U.S. denominated assets and liabilities. Additionally, our efforts to effectively price products in U.S. dollars may have disadvantages as they may affect demand for our products if the local currency strengthens relative to the U.S. dollar. We could be adversely affected when the U.S. dollar strengthens relative to the local currency between the time of a sale and the time we receive payment, which would be collected in the devalued local currency. Accordingly, if there is an adverse movement in one or more exchange rates, we might suffer significant losses and our results of operations may otherwise be adversely affected. Uncertainty in the global market conditions have resulted in and may continue to cause significant volatility in foreign currency exchange rates which could increase these risks. As our international operations expand, our exposure to these risks also increases. Additionally, hedging programs expose us to risks that could adversely affect our operating results, including the following:

- we may be unable to hedge currency risk for some transactions because of a high level of uncertainty or the inability to reasonably estimate our foreign exchange exposures; and
- we may be unable to acquire foreign exchange hedging instruments in some of the geographic areas where we do business, or, where these derivatives are available, we may choose not to hedge because of the high cost of the derivatives.

Our markets are highly competitive and subject to price erosion and rapidly evolving technologies and customer preferences.

The markets for our system solutions and services are highly competitive, and we have been subject to price pressures. We compete with suppliers of cash registers that provide built-in electronic payment capabilities and producers of software that facilitates electronic payment over the internet, as well as other manufacturers or distributors of electronic payment systems. Competition from manufacturers, distributors, new technologies or providers of products similar to or competitive with our system solutions or services could result in price reductions, reduced margins, and a loss of market share or could render our solutions obsolete. For example, First Data Corporation, a leading provider of payments processing services, and one of our largest customers, has developed and continues to develop a series of proprietary electronic payment systems for the U.S. market. Internationally, we face significant downward pressures on prices in China, India and other regions where competition is increasingly fierce in the point-of-sale hardware market including aggressive pricing by some local competitors. Any decrease in our selling prices in order to compete in these markets will negatively impact our revenues, gross margins and results of operations.

We experience significant and increasing levels of competition from new competitors and a variety of technologies.

We expect to continue to experience significant and increasing levels of competition in the future from new competitors and a variety of technologies, many of which are rapidly evolving. Increasingly, new competitors are entering the payments market with alternative payment solutions at the point of sale, such as mobile device-based card payment and processing solutions. Some of these alternative solutions enable payment and processing at the point of sale without use of a traditional payment terminal at the point of sale, such as the payment terminals we manufacture and sell. Our revenues, profits and net income will be negatively impacted if we do not effectively compete with new market entrants, including by offering alternative solutions that align with shifts to payment on devices other than the traditional POS terminal. We must also compete with smaller companies that have been able to develop strong local or regional customer bases. In certain foreign countries, some competitors are more established, benefit from greater name recognition and have greater resources within those countries than we do. Further, in certain international markets, such as Brazil, we may face competition from refurbished units which could result in reduced demand and pricing pressures.

Although a number of industry participants have announced new technologies, initiatives, and/or products that we anticipate our products and services will partner with and benefit from, there can be no guarantee that any of these will be successful. Should any or all of these initiatives fail, it could have a negative impact on our results of operations and cash flows due to a loss in the investment that we have made in pursuing these new developments. Furthermore, even if the market does embrace these new technologies, initiatives, and products, there is no guarantee that any of these will benefit our business or that our products and services will continue to participate in those technologies, initiatives, and products. Additionally, if industry participants develop competing technologies that we do not participate with, our results of operations and cash flows could suffer as market share shifts to these different technologies.

A component of the cost of providing some of our newer product offerings, including the Payment-as-a-Service solution, in-taxi payments solutions and our SAIL product, are credit card interchange and assessment fees, which are set by the card networks. Any increase in such fees could have a material negative impact on our profitability, results of operations and cash flows.

We depend on a limited number of customers, including distributors and resellers, for a large percentage of our System solutions net revenues. If we do not effectively manage our relationships with them, our net revenues and operating results will suffer.

A significant percentage of our net revenues are attributable to a limited number of customers, including distributors and independent sales organizations ("ISOs"). For example, our ten largest customers accounted for approximately 22.8% of our total net revenues and three customers accounted for 12.1% of our total net revenues in fiscal year 2012. No single customer accounted for more than 10% of our total net revenues or more than 10% of net revenues in either of our two reportable segments in fiscal year 2012. Our net revenues are dependent in part on the timing of purchases by our large customers. If any of our large customers significantly reduces or delays purchases from us or if we are required to sell products to them at reduced prices or on other terms less favorable to us, our revenues, profitability, cash flows and net income could be materially and adversely affected.

We sell a significant portion of our solutions through third-party resellers such as independent distributors, ISOs, value-added resellers, and payment processors. We depend on their active marketing and sales efforts. These resellers also provide after-sales support and related services to end user customers, and generally have valuable knowledge and experience with the customer base in the territories they serve. When we introduce new applications and solutions, these resellers also provide critical support for developing and supporting the custom software applications to run on our various electronic payment systems and, internationally, in obtaining requisite certifications in the markets in which they are active. Accordingly, the pace at which we are able to introduce new solutions in markets in which these resellers are active depends on the resources they dedicate to these tasks. Moreover, our arrangements with these resellers typically do not prevent them from selling products of other companies, including our competitors, and such resellers may elect to market our competitors' products and services in preference to our system solutions. If one or more of our major resellers terminates or otherwise adversely changes its relationship with us, we may be unsuccessful in replacing such relationship. The loss of any of our major resellers could impair our ability to sell our solutions and result in lower revenues and income. It could also be time-consuming and expensive to replicate, either directly or through other resellers, the certifications and the custom applications owned by these resellers.

In addition, orders from our distributors and resellers depend on their sales volumes and inventory management decisions. For example, during the fiscal quarter ended January 31, 2012, we experienced a $13.0 million year-over-year decrease in our North America Financial Solutions business based on timing of orders from our distributors, which generally varies based on distributor decisions on inventory levels, desired product mix and timing of new product introductions. At the end of 2008, in response to the global economic downturn a number of distributors and resellers experienced weakened demand and slower sales, which in turn resulted in declines in order volume and deferrals of orders for our products. Declines or deferral of orders could materially and adversely affect our revenues, operating results and cash flows.

We have experienced rapid and significant growth in our operations, and if we cannot adequately manage our growth, our results of operations will suffer.

We have experienced rapid and significant growth in our operations in certain periods, both organically and from acquisitions. We cannot be sure that we have made adequate allowances for the costs and risks associated with our expansion, or that our systems, procedures, business processes, and managerial controls will be adequate to support the rapid and significant expansion in our operations, including expansion into new vertical markets, expansion into a number of additional international markets and a broader range of payment services offerings globally. Any delay in implementing, or transitioning to, new or enhanced systems, procedures, or controls to accommodate and support the requirements of our business and operations and to effectively and efficiently integrate acquired operations may adversely affect our ability to meet customer requirements, manage our product inventory, and record and report financial and management information on a timely and accurate basis. If we are unable to successfully manage our expansion, our results of operations may be adversely affected.

Our internal processes and control over financial reporting have in prior periods been deemed inadequate.

In certain prior periods we reported material weaknesses in our internal control over financial reporting, which we have remedied. See Item 9A. Controls and Procedures in our Annual Report on Form 10-K for the fiscal year ended October 31, 2010. These material weaknesses in our internal control over financial reporting contributed to our need to restate previously reported interim financial information for each of the first three quarters of our fiscal year ended October 31, 2007, and to the delays in the filing of our Annual Report on Form 10-K for fiscal year 2007. We also were unable to file our quarterly reports on Form 10-Q for our fiscal quarters ended January 31, 2008 and April 30, 2008 on a timely basis. We have implemented a number of additional and enhanced processes and controls to improve our internal control over financial reporting.

Although we have implemented improved controls and remedied these material weaknesses, these controls may not be sufficient to detect or prevent errors in financial reporting in future periods and will require continued enhancement to accommodate our rapid growth in operations both organically and from acquisitions. We have devoted additional resources to our financial control and reporting requirements, including hiring additional qualified employees in these areas. We may hire additional employees and may also engage additional consultants in these and other key areas. Competition for qualified financial control and accounting professionals in the geographic areas in which we operate is intense and there can be no assurance that we will be able to hire and retain these individuals.

We may not be able to attract, integrate, manage, and retain qualified personnel.

Our success depends to a significant degree upon the continued contributions of our key senior management, engineering, sales and marketing, and manufacturing personnel, many of whom would be difficult to replace. In addition, our future success also depends on our ability to attract, integrate, manage, and retain highly skilled employees throughout our business. Competition for some of these personnel is intense, and in the past, we have had difficulty hiring, in our desired time frame, employees that have the specific qualifications required for a particular position. Additionally, we may be unsuccessful in attracting and retaining personnel. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel in the future, or delays in hiring required personnel, particularly engineers and sales personnel, could make it difficult for us to manage our business and meet key objectives, such as timely product introductions.

During the last several fiscal years, we implemented work force reduction plans reducing the number of employees and contractors in certain areas due to redundancies and shifting business needs, as well as in connection with acquisition-related integration efforts. These reductions have also required that we reassign certain employee duties. Workforce reductions and job reassignments could negatively affect employee morale and make it difficult to motivate and retain our remaining employees, which would affect our ability to deliver our products in a timely fashion and otherwise negatively affect our business.

Our solutions may have defects or experience field failures that could delay sales, harm our brand, increase costs and result in product recalls and additional warranty expense.

We offer complex solutions that are susceptible to undetected hardware and software errors or failures. Our solutions may experience failures when first introduced, as new versions are released, or at any time during their lifecycle. We cannot assure you that, despite our testing procedures and controls over manufacturing quality, errors will not be found in our products. Field failure may result from usage with third-party issued payment cards, for example, if such usage generates excess electrostatic discharge. Defects may also arise from third-party components that are incorporated into our products, such as hardware modules, chipsets or battery cells. Any product recalls as a result of errors or failures could result in the loss of or delays in market acceptance of our solutions, diversion of the attention of our research and development personnel from product development efforts, harm to our relationships with our customers, adversely affect our business and reputation and increase our product costs which could negatively impact our margins, profitability and results of operations. Any significant returns or warranty claims for any of our products, including products that we have added to our product offerings from acquisitions, could result in significant additional costs to us, such as costs to implement modifications to correct defects, recall and replace products and defending against litigation related to defective products or related property damage or personal injury, and could adversely affect our results of operations. Our customers may also run third-party software applications on our electronic payment systems. Errors in third-party applications could adversely affect the performance of our solutions.

The existence of defects and delays in correcting them could result in negative consequences, including the following: harm to our brand; delays in shipping system solutions; loss of market acceptance for our system solutions; additional warranty and other expenses associated with correcting or resolving defects; diversion of resources from product development; and loss of credibility with distributors, customers and partners. Identifying and correcting defects can be time consuming, costly and in some circumstances extremely difficult. Software errors may take several months to correct, and hardware defects may take even longer to correct.

We may suffer losses due to credit card fraud or similar fraudulent activities.

We are expanding our service solutions offerings. Some of our service solutions offerings include our services as a payment processor of credit card transactions for merchants. We may be subject to losses in the provision of such services in the event of credit card fraud or other fraudulent activities or errors in connection with such transactions. As we expand such service solutions offerings, we increase our exposure to such risks, and our business, results of operations and financial condition may be negatively impacted by such loss if material. Further, the occurrence of fraud perpetrated on our solutions may result in negative publicity and user sentiment which could harm our brand and reputation and reduce our ability to retain or attract users of our solutions.

Security is vital to our customers and end users and therefore breaches in the security of our solutions could adversely affect our reputation and results of operations.

Protection against fraud is of key importance to the purchasers and end users of our solutions. The protection of sensitive data, such as customer, company, employee and consumer data is critical to our business. The regulatory environment surrounding information security and privacy is increasingly demanding, with the frequent imposition of new and constantly changing requirements. We are subject to data privacy and protection laws and regulations that apply to the collection, transmission and use of personal information and personally-identifying information. We rely on electronic networks, computers, systems and programs to run our business and operations and, as a result, are exposed to risks of system errors or unauthorized cyber attacks on our systems which could result in the loss or misappropriation of sensitive data, corruption of business data or other disruption to our operations despite the security measures, processes and technologies we have in place to protect and secure our networks and systems. Further, our expansion of our service solutions offerings increases the types of confidential and consumer or personal data that may be processed or stored by us, which requires us to dedicate more resources to protect our networks and systems. We incorporate security features, such as encryption software and secure hardware, into our solutions and services offerings to protect against fraud in electronic payment transactions and to ensure the privacy and integrity of consumer data. Our solutions may be vulnerable to breaches in security due to defects in the security mechanisms, the operating system and applications, or the hardware platform. Security vulnerabilities could jeopardize the security of information transmitted or stored using our solutions. We also provide our customers with repair, encryption key loading and helpdesk services, and we intend to increase our services offerings including through managed services programs. We have in the past experienced and may in the future experience security breaches or fraudulent activities related to unauthorized access to sensitive customer information. If the security of our solutions is compromised, our reputation and marketplace acceptance of our solutions will be adversely affected, which would cause our business to suffer, and may subject us to damages claims. A significant breach of customer or company data could attract a substantial amount of media attention, damage our customer relationships and reputation and result in lost sales, fines, or lawsuits. Recent new data protection laws and regulations, as well as proposed legislation and the evolving interpretations of such laws, in the U.S., the European Union and other countries where we operate, could result in additional requirements that apply to our business with respect to the protection of data, the collection, transmission or use of personal information and other data, and the corrective actions in the event of a breach in security related to personal information. The restrictions imposed by such laws may require us to change our current or planned business models. For example, in the U.S., pending legislation has been introduced recommending restrictions on the use of geolocation information collected by mobile devices without consumer consent. Any restrictions imposed on use of location-based information or geolocation tracking could impact our implementation of mobile-based payments solutions that utilize such information or technology. In addition, if our current security measures and data protection policies and controls are found to be non-compliant with these laws, which vary from jurisdiction to jurisdiction and are undergoing increasing regulatory scrutiny, we may be subject to penalties and fines, and may need to expend significant resources to implement additional data protection measures.

We are party to a number of lawsuits and tax assessments and we may be named in additional litigation and assessments, all of which are likely to require significant management time and attention and expenses and may result in unfavorable outcomes that could have a material adverse effect on our business, financial condition, and results of operations.

We are currently a party in several litigation proceedings. For example, in connection with the restatement of our historical interim financial statements during fiscal year 2007, a number of securities class action complaints were filed against us and certain of our officers, and purported derivative actions were also filed against certain of our current and former directors and officers. We are also subject to a number of pending tax assessment matters, particularly in Brazil where such assessments can be difficult to defend and result in substantial losses. Further, our operating results or financial condition may also be adversely impacted by claims or liabilities that we assume from an acquired company or that are otherwise related to an acquisition. For example, in connection with our acquisition of Hypercom, we have, except for certain exceptions related to the businesses divested by Hypercom, generally assumed all of Hypercom's litigation proceedings and tax assessments, and may also be liable for certain matters arising following closing of the Hypercom divestitures but related to pre-closing operations. For a description of our material pending litigation, see Part I Item 3. *Legal Proceedings* of this Form 10-K.

The amount of time and resources required to resolve these lawsuits is unpredictable, and defending ourselves is likely to divert management's attention from the day-to-day operations of our business, which could adversely affect our business, financial condition, and results of operations. The outcome of litigation and tax assessments is inherently difficult to predict. In addition, an unfavorable outcome in such litigation or a decision by us to settle such lawsuits to avoid the distraction and expense of continued litigation even if we deem the claims to be without merit could have a material adverse effect on our business, financial condition, and results of operations. An adverse outcome in any of our pending tax assessment matters also could have a material adverse effect on our business, financial condition, and results of operations.

Our insurance policies may not cover certain claims that are filed against us or may not be sufficient to cover all of our costs for defending such actions or paying any damages in the event of an unfavorable outcome. In addition, we may be obligated to indemnify (and advance legal expenses to) both current and former officers, employees and directors in connection with the securities class action and derivative action matters. We currently hold insurance policies for the benefit of our directors and officers, although our insurance coverage may not be sufficient in some or all of these matters. Furthermore, our insurance carriers may seek to deny coverage in some or all of these matters, in which case we may have to fund the indemnification amounts owed to such directors and officers ourselves.

We are subject to the risk of additional litigation and regulatory proceedings or actions in connection with the restatement of our financial statements. We have responded to inquiries and provided information and documents related to the restatement to the SEC, the U.S. Department of Justice, the New York Stock Exchange, and the Chicago Board Options Exchange. We were the subject of a Wells Notice from the SEC stating that the staff of the SEC's Division of Enforcement (the "Staff") intends to recommend that the SEC bring a civil injunctive action against us, alleging violations of the federal securities laws arising from the restatement, which we settled in November 2009. Although we have settled this matter with the SEC, additional regulatory inquiries may also be commenced by other U.S. federal, state or foreign regulatory agencies. In addition, we may in the future be subject to additional litigation or other proceedings or actions arising in relation to the restatement of our historical interim financial statements. Litigation and any regulatory proceeding or action may be time consuming, expensive and distracting from the conduct of our business. The adverse resolution of any specific lawsuit or any potential regulatory proceeding or action could have a material adverse effect on our business, financial condition, and results of operations.

These litigation proceedings could result in substantial additional costs and expenses and adversely affect our cash flows, and may adversely affect our business, financial condition, and results of operations. We have in the past incurred and expect to continue to incur significant expenses in connection with these matters. Many members of our senior management team and our Board of Directors have been and will be required to devote a significant amount of time to the litigation related to the restatement. In addition, certain of these individuals are named defendants in the litigation related to the restatement. If our senior management is unable to devote sufficient time in the future to developing and pursuing our strategic business initiatives and running ongoing business operations, there may be a material adverse effect on our business, financial condition and results of operations.

Our business may suffer if we are sued for infringing the intellectual property rights of third parties, or if we are unable to obtain rights to third-party intellectual property on which we depend.

Third parties have in the past asserted and may in the future assert claims that our system solutions infringe their proprietary rights. Such infringement claims, even if meritless, may cause us to incur significant costs in defending against those claims. We may be required to discontinue using and selling any infringing technology and services, to expend resources to develop non-infringing technology or to purchase licenses or pay royalties for other technology. Similarly, we depend on our ability to license intellectual property from third parties. The third parties from whom we currently license technology or other third parties may become unwilling to license to us on acceptable terms intellectual property that is necessary to our business. In either case, we may be unable to acquire licenses for other technology on reasonable commercial terms or at all. As a result, we may find that we are unable to continue to offer the solutions and services upon which our business depends.

We have received, and have currently pending, third-party infringement claims and may receive additional notices of claims of infringement in the future. As we expand into other payment technologies and as competition in this area increases, it is possible that the rate at which third parties bring claims will increase. Infringement claims may cause us to incur significant costs in defending against those claims or to settle claims to avoid costly or protracted litigation even if we deem those claims to be without merit. For example, in March 2008, Cardsoft, Inc. and Cardsoft (Assignment for the Benefit of Creditors), LLC commenced an infringement action against us and others. On June 8, 2012, following a jury trial in the Eastern District of Texas, Marshall Division, the jury issued a verdict against us and awarded Cardsoft infringement damages and royalties. Judgment has not yet been issued, and additional amounts could be ordered against us by the court. See Note 13. *Commitments and Contingencies,* in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K. Infringement claims are expensive and time consuming to defend against, regardless of the merits or ultimate outcome. Although we believe Cardsoft's claims to be without merit, we have had to expend substantial time and funds to defend the claims, and we expect we will continue to incur costs to defend this litigation. Similar claims may result in additional protracted and costly litigation. There can be no assurance that we will prevail in any such actions or that any license required under any such patent or other intellectual property would be made available on commercially acceptable terms, if at all. An unfavorable outcome in any such litigation, including the post-trial rulings and final judgment in the Cardsoft litigation, could result in a significant judgment of damages against us, which could materially and adversely impact our financial results, financial condition and cash flows. See Note 13, *Commitments and Contingencies,* in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K.

Our international operations tend to carry lower average selling prices, may be subject to greater downward pressure on prices in some markets and may be associated with higher costs, which may promote volatility in our earnings and may adversely impact future growth in our earnings.

Our international sales of System solutions and Services tend to carry lower average selling prices and therefore have lower gross margins than our sales in North America. We also face increased downward pressure on prices in international markets such as China where local competition has intensified and in India where we continue to expand our business. In addition, the costs associated with international trade may be higher as a result of the importation costs, duties and trade requirements or other import or export control laws and regulations imposed by some jurisdictions where we do business. As a result, any improvement in our results of operations from our expansion internationally will likely not be as favorable or profitable as an expansion of similar magnitude in the United States and Canada. In addition, we are unable to predict for any future period our proportion of revenues that will result from international sales versus sales in North America. Variations in this proportion from period to period may lead to volatility in our results of operations which, in turn, may depress the trading price of our common stock.

We have experienced some fiscal quarters in which a significant percentage of the business for the quarter is executed towards the end of the fiscal quarter. This could negatively impact our business and results of operations.

Revenues recognized in our fiscal quarters can be back-end weighted meaning that during a particular fiscal quarter the timing of orders could be such that a substantial portion of sales orders are received, product is shipped, and revenue is recognized towards the end of the fiscal quarter, for various reasons. The occurrence of such back-end loading could adversely affect our business and results of operations due to a number of factors including the following:

- the manufacturing processes at our third-party contract manufacturers could become concentrated in a shorter time period. This concentration of manufacturing could increase manufacturing costs, such as costs associated with the expediting of orders, and negatively impact gross margins. The risk of higher levels of obsolete or excess inventory write-offs would also increase if we were to hold higher inventory levels to counteract this effect;

- the higher concentration of orders may make it difficult to accurately forecast component requirements and, as a result, we could experience a shortage of the components needed for production, possibly delaying shipments and causing lost orders;
- if we are unable to fill orders at the end of a quarter, shipments may be delayed. This could cause us to fail to meet our revenue and operating profit expectations for a particular quarter and could increase the fluctuation of quarterly results if shipments are delayed from one fiscal quarter to the next or orders are canceled by customers; and
- in order to fulfill orders at the end of a quarter, we may be forced to deliver our products using air freight which would result in increased distribution costs.

We are exposed to credit risk with some of our customers and to credit exposures and currency controls in certain markets, which could result in material losses.

A significant portion of our net revenues are on an open credit basis, with typical payment terms of up to 60 days in the United States and, because of local customs or conditions, longer in some international markets. In the past, there have been bankruptcies among our customer base. Although credit losses have not been material to date, future losses, if incurred, could harm our business and have a material adverse effect on our operating results and financial condition. Also, certain customers that are invoiced in U.S. dollars, such as those based in Venezuela, have experienced and may continue to experience difficulties in obtaining U.S. dollars due to local currency controls, and therefore may not be able to remit timely payment to us. Additionally, to the extent that the ongoing uncertainty in the global economy continues to make it more difficult for some customers to obtain financing or access U.S. dollar currency, our customers' ability to pay could be adversely impacted, which in turn could have a material adverse impact on our business, cash flows, operating results and financial condition.

We depend upon third parties to manufacture our systems and to supply the components necessary to manufacture our products.

We utilize a limited number of third parties to manufacture our hardware products pursuant to our specifications and rely upon these contract manufacturers to produce and deliver products to our customers on a timely basis and at an acceptable cost or to otherwise meet our product demands. Further, a material portion of these third party manufacturing activities are concentrated in China. Disruptions to the business, financial stability or operations, including due to strikes, labor disputes or other disruptions to the workforce, of these contract manufacturers, or to their ability to produce the products we require in accordance with our and our customers' requirements, and particularly disruptions to the manufacturing operations in China including due to geological disruptions such as earthquakes, could significantly affect our ability to fulfill customer demand on a timely basis which could materially harm our revenues and results of operations. We also rely on our contract manufacturer's facility in Israel for certain of our product lines and therefore are subject to the political disruptions or economic instability in that region. Substantially all of our manufacturing is currently handled by our third party contract manufacturers and our dependency on our third party contract manufacturers could exacerbate these risks.

Components such as application specific integrated circuits, or ASICs, microprocessors, wireless modules, modems and printer mechanisms that are necessary to manufacture and assemble our systems are sourced either directly by us or on our behalf by our contract manufacturers from a variety of component suppliers selected by us. Certain of the components are specifically customized for use in our products and are obtained from sole source suppliers on a purchase order basis. Disruptions to the business, financial stability or operations, including due to strikes, labor disputes or other disruptions to the workforce, of our suppliers, and particularly sole source suppliers, may also impact the availability of components to us in the quantities we require and on a timely basis.

As an example, in March 2011 we experienced some component shortages due to the severe earthquake and tsunami in Japan which together with resulting damage to certain nuclear power plants, had resulted in widespread destruction and economic uncertainty in that region. Although we have to date been able to manage component supply adequately to meet our product demands, any prolonged component shortage as a result of similar events could materially and adversely affect our business and results of operations. Component shortages have resulted in increased costs for certain components and continued cost increases, particularly for critical components, could negatively impact our gross margins and profitability. If our suppliers are unable or unwilling to deliver the quantities that we require within the timeframe that we require, we would be faced with a shortage of critical components. We also experience from time to time an increase in the lead time for delivery of some of our key components. We may not be able to find alternative sources in a timely manner if suppliers of our key components become unwilling or unable to provide us with adequate supplies of these key components when we need them or if they increase their prices. If we are unable to obtain sufficient key required components, or to develop alternative sources if and as required in the future, or to replace our component and factory tooling for our products in a timely manner if they are damaged or destroyed, we could experience delays or reductions in product shipments. This could harm our relationships with our customers and cause our revenues to decline. Even if we are able to secure alternative sources or replace our tooling in a timely manner, our costs could increase. Any of these events could adversely affect our results of operations.

The value of our deferred tax assets may not be realizable to the extent our future profits are less than we have projected and we may be required to record valuation allowances against previously-booked deferred tax assets, which may have a material adverse effect on our results of operations and our financial condition.

As of October 31, 2012, on a worldwide basis we had net deferred tax assets of $30.1 million. Our income tax expense includes deferred income taxes arising from temporary differences between the financial reporting and tax bases of assets and liabilities, capital loss carry-forwards and net operating losses. We evaluate the realizability of our deferred income tax assets and assess the need for a valuation allowance on an ongoing basis. In evaluating our deferred income tax assets, we consider whether it is more likely than not that the deferred income tax assets will be realized. The ultimate realization of our deferred income tax assets depends upon generating sufficient future taxable income during the periods in which our temporary differences become deductible and before our capital loss carry-forwards and net operating losses expire. Our assessment of the realizability of our deferred income tax assets requires significant judgment. Failure to achieve our projections may result in an increase in the valuation allowance in a future period. Any future increase in the valuation allowance would result in additional income tax expense which could have a material adverse effect on our results of operations and financial condition.

Changes in our effective tax rate could adversely affect results of operations.

Our effective tax rate could be adversely affected by a number of factors, including shifts in the mix of pretax profits and losses by tax jurisdiction, loss or cessation of tax holidays or other tax benefit in one or more jurisdictions, our ability to use tax credits, changes in tax laws or related interpretations in the jurisdictions in which we operate, including jurisdictions which currently impose low or no taxes on our operations in those jurisdictions, and tax assessments and related interest and penalties resulting from income tax audits. We are subject to ongoing tax audits in various jurisdictions. Although we regularly assess the likely outcomes of such audits in order to determine the appropriateness of our tax provision, such assessments involve significant judgment and there can be no assurance that we will accurately predict the outcomes of these audits, and the actual outcomes of these audits could have a material impact on our net income or financial condition. We have not provided for U.S. federal and state income taxes or foreign withholding taxes that may result from future remittances of undistributed earnings of our foreign subsidiaries. Recently, there have been proposals to reform U.S. tax rules that may result in a reduction or elimination of the deferral of U.S. income tax on our foreign earnings, in which case our effective tax rate could be adversely affected. Any of these changes could have an adverse effect on our results of operations.

In addition, the government tax benefits that our Israel and Singapore subsidiaries have previously received required those subsidiaries to meet several conditions that we no longer meet and, therefore, we are subject to the statutory tax rates in these jurisdictions.

Israel

Our subsidiary in Israel (formerly Lipman) previously received tax benefits under Israeli law for capital investments that are designated as "Approved Enterprises." We received such tax benefits of approximately $0.4 million during the twelve months ended October 31, 2009. Due to our restructuring and contract manufacturing arrangements entered into during the twelve months ended October 31, 2010 we no longer meet the requirements necessary to maintain the tax benefit status in Israel. Since November 1, 2009, we have been taxed at the full statutory rate in Israel and no future tax benefit has been recorded. This Israel subsidiary has undistributed earnings of approximately $174 million, the vast majority of which are attributable to Lipman's historic Approved Enterprise programs. As such, these earnings were not subject to Israeli statutory corporate tax at the time they were generated. Distribution or use of these funds outside Israel would subject us to payment of corporate and withholding taxes. For example, to the extent that these earnings are distributed to the United States in the future, our Israeli subsidiary would be required to pay corporate tax at the rate ordinarily applicable to such earnings, currently between 12.5% and 36.25%, which includes the withholding tax between the United States and Israel. We have accrued approximately $47 million for taxes associated with potential future distributions of our Israeli subsidiary's approximately $174 million in earnings.

Singapore

Our subsidiary in Singapore, which previously served as one of our principal operating subsidiaries, has received tax benefits under the Singapore Pioneer Tax Holiday provision (the "Tax Holiday"), including tax benefits of approximately $19.2 million during the twelve months ended October 31, 2012, $13.6 million during the twelve months ended October 31, 2011 and $8.3 million during the twelve months ended October 31, 2010. To maintain our eligibility for these benefits, we were required to meet and maintain certain agreed conditions, including retaining agreed levels of Singapore employees and incurring and documenting total local business spend levels as agreed with the Singapore Economic Development Board. During 2010 we renegotiated the terms and conditions of the Tax Holiday, including an extension of our Tax Holiday through October 31, 2012. While we have continued to maintain personnel and certain operations in Singapore, we elected to not extend this Tax Holiday further and it expired on October 31, 2012. Therefore, effective November 1, 2012, any net income we generate in Singapore would be taxed at the statutory rate of 17% instead of the agreed Pioneer Tax Holiday rate of 0%. While we believe the cessation of this Tax Holiday does not require us to refund tax benefits received in the past, it is possible that the tax authorities may not agree with our positions.

Our quarterly operating results may fluctuate significantly as a result of factors outside of our control, which could cause the market price of our common stock to decline.

We expect our revenues and operating results to vary from quarter to quarter. As a consequence, our operating results in any single quarter may not meet the expectations of securities analysts and investors, which could cause the price of our common stock to decline. Factors that may affect our operating results include:

- the type, timing, and size of orders and shipments;
- demand for and acceptance of our new product and services offerings;
- changes in competitive conditions, including from traditional payment solution providers, as well as from alternative payment solution providers;
- customers' willingness to maintain inventories and/or increased overall channel inventories held by customers in a particular quarter;
- fluctuations in currency exchange rates;

- delays in the implementation and delivery of our products and services, which may impact the timing of our recognition of revenues;
- variations in product mix and cost during any period;
- development of new relationships, penetration of new markets and maintenance and enhancement of existing relationships with customers and strategic partners;
- component supply, manufacturing, or distribution difficulties;
- deferral of customer contracts in anticipation of product or service enhancements;
- timing of commencement, implementation, or completion of major implementation projects;
- timing of governmental, statutory and industry association requirements, such as PCI compliance deadlines or EMV adoption in the U.S. or elsewhere;
- the relative geographic mix of net revenues;
- the fixed nature of many of our expenses;
- industry and economic conditions, including competitive pressures and inventory obsolescence.; and
- the introduction of new or stricter laws and regulations, such as data protection or data privacy laws and regulations covering hazardous substances, in jurisdictions where we operate that may cause us to incur additional compliance or implementation costs or costs to alter our business operations.

In particular, differences in relative growth rates between our businesses in North America and internationally may have a significant effect on our operating results, particularly our reported gross profit percentage, in any individual quarter, with International sales carrying lower margins.

In addition, we have in the past and may continue to experience periodic variations in sales to our key vertical and international markets. These periodic variations occur throughout the year and may lead to fluctuations in our quarterly operating results depending on the impact of any given market during that quarter and could lead to volatility in our stock price.

We may accumulate excess or obsolete inventory that could result in unanticipated price reductions and write-downs and adversely affect our financial condition.

In formulating our solutions, we have focused our efforts on providing our customers with solutions that have high levels of functionality, which requires us to develop and incorporate new and evolving technologies. This approach tends to increase the risk of obsolescence for products and components we hold in inventory and may compound the difficulties posed by other factors that affect our inventory levels, including the following:

- the need to maintain significant inventory of components that are in limited supply;
- buying components in bulk for the best pricing;
- entering into purchase commitments based on early estimates of quantities for longer lead time components;
- responding to the unpredictable demand for products;
- cancellation of customer orders;
- responding to customer requests for quick delivery schedules; and
- timing of end-of-life decisions regarding products, including of acquired product lines.

The accumulation of excess or obsolete inventory has in the past resulted in and may in future periods result in price reductions and inventory write-downs and scrap, which could adversely affect our business, results of operations and financial condition. As an example, for the fiscal year ended October 31, 2009, we incurred costs for obsolete inventory, scrap, and purchase commitments for excess components at contract manufacturers of $23.0 million due to changing demand we experienced in fiscal year 2009 as a result of the severe deterioration in the macroeconomic environment.

If we do not accurately forecast customer demand and effectively manage our product mix and inventory levels, we may lose sales from having too few or the wrong mix of products or incur costs associated with excess inventory.

If we improperly forecast demand for our products we could end up with too many products and be unable to sell the excess inventory in a timely manner, if at all, or, alternatively we could end up with too few products and not be able to satisfy demand. This problem is exacerbated because our attempt to closely match inventory levels with product demand leaves limited margin for error, and we generally receive a significant volume of customer orders towards the end of each fiscal quarter which leaves us little room to adjust inventory mix to match demand. For example, the shortages of certain components due to the March 2011 earthquake and tsunami in Japan exacerbated our ability to match inventory to customer demand. Also, during the transition from an existing product to a new replacement product, we must accurately predict the demand for the existing and the new product. Our inability to properly manage our inventory levels could cause us to incur increased expenses associated with writing off excessive or obsolete inventory or lose sales or have to ship products by air freight to meet immediate demand, incurring incremental freight costs above sea freight costs, a preferred method, and suffering a corresponding decline in gross margins. If we do not accurately predict demand, we could also incur increased expenses associated with binding commitments to certain third-party contract manufacturers and suppliers which would negatively impact our gross margins and operating results. See Note 13. *Commitments and Contingencies,* in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K. During times of economic uncertainty, such as that of the recent global economic recession, it becomes more difficult to accurately forecast demand and manage our inventory levels. Deteriorating market conditions have in the past and can in future periods cause us to incur additional costs associated with excess and obsolete inventory, scrap, and excess inventory held by our contract manufacturers.

We may be subject to additional impairment charges due to potential declines in the fair value of our assets.

As a result of our acquisitions, particularly that of Lipman in November 2006, Hypercom in August 2011 and Point in December 2011, we have recorded significant goodwill and intangible assets on our balance sheet. We test goodwill and intangible assets for impairment on a periodic basis as required, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The events or changes that could require us to test our goodwill and intangible assets for impairment include a reduction in our stock price and market capitalization and changes in our estimated future cash flows, as well as changes in rates of growth in our industry or in any of our reporting units. In the fourth fiscal quarter of 2008, we recorded an impairment charge of $289.1 million for goodwill and developed technology intangible assets due to lower revenue expectations in light of current operating performance and future operating expectations. During the first fiscal quarter of 2009, we concluded that the carrying amount of the North America and Asia reporting units exceeded their implied fair values and recorded an estimated impairment charge of $178.2 million. We finalized the goodwill evaluation process and recorded a $2.7 million reduction of impairment charge during the second quarter of fiscal year 2009, resulting in a final goodwill impairment charge of $175.5 million as of April 30, 2009 associated with the North America and Asia reporting units. We have not recorded any further impairment charges since the fiscal quarter ended April 30, 2009.

We will continue to evaluate the carrying value of our goodwill and intangible assets and if we determine in the future that there is a potential further impairment in any of our reporting units, we may be required to record additional charges to earnings which could materially and adversely affect our financial results and could also materially and adversely affect our business. The process of evaluating the potential impairment of goodwill and intangible assets is subjective and requires significant judgment at many points during the analysis and includes estimates of our future cash flows attributable to a reporting unit or asset over its estimated remaining useful life.

Any changes in our estimates, such as our estimates of the future cash flows attributable to a reporting unit or asset, or a longer or more significant decline in our market capitalization or the macroeconomic environment, could require us to record additional impairment charges which could materially and adversely affect our financial results. See Note 9, *Goodwill and Purchased Intangible Assets,* in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K for additional information related to impairment of goodwill and intangible assets.

Our proprietary technology is difficult to protect and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

We may not be able to protect our proprietary technology, which could enable competitors to develop services that compete with our own. We rely on patent, copyright, trademark, and trade secret laws, as well as confidentiality, licensing and other contractual arrangements to establish and protect the proprietary aspects of our solutions. Institution of legal proceedings to enforce our intellectual property rights could be costly and divert the efforts and attention of our management and technical personnel from other business operations. In addition, there can be no assurance that such proceedings would be determined in our favor. We do not have patent protection for certain important aspects of our current solutions. The laws of some countries in which we sell our solutions and services may not protect software and intellectual property rights to the same extent as the laws in the United States. If we are unable to prevent misappropriation of our technology, competitors may be able to use and adapt our technology. Our failure to protect our technology could diminish our competitive advantage and cause us to lose customers to competitors.

Shipments of electronic payment systems may be delayed by factors outside of our control, which can harm our reputation and our relationships with our customers.

The shipment of payment systems requires us or our manufacturers, distributors, or other agents to obtain customs or other government certifications and approvals, and, on occasion, to submit to physical inspection of our systems in transit. Failure to satisfy these requirements, and the very process of trying to satisfy them, can lead to lengthy delays in the delivery of our solutions to our direct or indirect customers. Because we depend upon third-party carriers for the timely delivery of our products we may face delays in delivery due to reasons outside our control. Delays and unreliable delivery by us may harm our reputation in the industry and our relationships with our customers.

Force majeure events, such as terrorist attacks, other acts of violence or war and political instability may adversely affect us.

Terrorist attacks, war and international political instability may disrupt our ability to generate revenues. Such events may negatively affect our ability to maintain sales revenues and to develop new business relationships. Because a substantial and growing part of our revenues is derived from sales and services to customers outside of the United States and we have our electronic payment systems manufactured outside the United States, terrorist attacks, war and international political instability anywhere may decrease international demand for our products and inhibit customer development opportunities abroad, disrupt our supply chain and impair our ability to deliver our electronic payment systems, which could materially and adversely affect our net revenues or results of operations. Economic and political instability, particularly in the Middle East or OPEC member countries, may also disrupt the cost or supply of fuel which could increase our costs related to shipment and distribution of our products. Any of these events may also disrupt global financial markets and precipitate a decline in the price of our common stock.

Natural or man-made disasters, business interruptions and health epidemics could delay our ability to receive or ship our products, or otherwise disrupt our business.

Our worldwide operations could be subject to earthquakes, power shortages, telecommunications failures, water shortages, tsunamis, floods, hurricanes, typhoons, fires, extreme weather conditions, health epidemics and other natural or man-made disasters or business interruptions. For example, the March 2011 earthquake and tsunami in Japan had a material negative impact in our components supply which resulted in some order fulfillment delays in that quarter. The occurrence of any of these business disruptions could seriously harm our business, our revenue and financial condition and increase our costs and expenses. If our manufacturers' or warehousing facilities are damaged or destroyed, we would be unable to distribute our products on a timely basis, which could harm our business. Our corporate headquarters, and a portion of our research and development activities, are located in California, and other critical business operations and some of our suppliers are located in California and Asia, near major earthquake faults. Certain key servers and information systems are located in Florida, which has in the past experienced major hurricanes and similar extreme weather. Any disruption of our Florida operations could materially affect our operations and harm our business. Moreover, if our computer information systems or communication systems, or those of our vendors or customers, are subject to hacker attacks or other disruptions, our business could suffer. We have not established a comprehensive disaster recovery plan. Our back-up operations may be inadequate and our business interruption insurance may not be enough to compensate us for any losses that may occur. A significant business interruption could result in losses or damages and harm our business since much of our order fulfillment process is automated and the order information is stored on our servers. In addition, we increasingly rely on our computer systems and servers to conduct our business. If our computer systems and servers go down, even for a short period, our ability to serve our customers and fulfill orders would be disrupted and our revenues could be materially and adversely affected, which could cause our stock price to decline significantly.

We have significant operations in Israel and therefore our results of operations may be adversely affected by political or economic instability or military operations in or around Israel.

We have offices and personnel in Israel. In addition, certain of our products are manufactured by our contract manufacturer in facilities located in Israel and some of our suppliers are located in Israel. Therefore, political, economic, and military conditions in Israel directly affect our operations. The future of peace efforts between Israel and its Arab neighbors remains uncertain. Any armed conflicts or further political instability in the region is likely to negatively affect business conditions and materially harm our results of operations. Furthermore, several countries continue to restrict or ban business with Israel and Israeli companies. These restrictive laws and policies may seriously limit our ability to make sales in those countries.

In addition, many employees in Israel are obligated to perform at least 30 days and up to 40 days, depending on rank and position, of military reserve duty annually and are subject to being called for active duty under emergency circumstances. If a military conflict arises, these individuals could be required to serve in the military for extended periods of time. Our operations in Israel could be disrupted by the absence for a significant period of one or more key employees or a significant number of other employees due to military service. Any disruption in our operations in Israel could materially and adversely affect our business.

In addition, disruption of the manufacturing process of our Israeli contract manufacturer or damage to its facility, whether as a result of fire, natural disaster, act of war, terrorist attack, or otherwise, could materially affect our ability to deliver products on a timely basis and could materially and adversely affect our results of operations.

Our business and results of operations may be adversely affected if we do not comply with legal and regulatory requirements that apply to our products, including environmental laws and regulations that regulate substances contained in products.

We may be subject to various other legal and regulatory requirements related to the manufacture and sale of our products, such as a European Union directive that places restrictions on the use of hazardous substances (RoHS and RoHS2) in electronic equipment, a European Union (EU) directive on Waste Electrical and Electronic Equipment (WEEE), the EU's Registration, Evaluation, Authorization and Restriction of Chemicals (REACH), and the environmental regulations promulgated by China's Ministry of Information Industry (China RoHS). RoHS and RoHS2 sets a framework for producers' obligations in relation to manufacturing (including the amounts of named hazardous substances contained in products sold) and WEEE sets a framework for treatment, labeling, recovery, and recycling of electronic products in the European Union which may require us to alter the manufacturing of the physical devices that include our solutions and/or require active steps to promote recycling of materials and components. REACH imposes chemicals regulation and controls including requirements for registration of chemicals on the EU market. In addition, similar legislation could be enacted in other jurisdictions, including in the United States. Many states in the United States have enacted state-level programs and requirements for recycling of certain electronic goods. In addition, climate change legislation in the United States is a significant topic of discussion and may generate federal or other regulatory responses in the near future. If we do not comply with environmental law and regulations, we may suffer a loss of revenue, be unable to sell in certain markets or countries, be subject to penalties and enforced fees, and/or suffer a competitive disadvantage. Customers may impose certain requirements or levels of compliance due to these regulations and programs that may increase our costs of doing business with such customers. Furthermore, the costs to comply with RoHS, RoHS2, WEEE, REACH and China RoHS, or with current and future environmental and worker health and safety laws may have a material adverse effect on our business, results of operations and financial condition.

Recently, the SEC adopted new rules pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act setting forth new disclosure requirements concerning the use of certain minerals that are mined from the Democratic Republic of Congo and adjoining countries. These new requirements will require due diligence efforts in fiscal 2013, with initial disclosure requirements beginning in May 2014. We expect to incur costs associated with complying with these disclosure requirements, including for conducting diligence procedures to determine the sources of conflict minerals that may be used or necessary to the production of our products and, if applicable, potential changes to products, processes or sources of supply as a consequence of such verification activities. In addition, these rules could adversely affect the sourcing, supply and pricing of materials used in our products, particularly if the number of suppliers offering the minerals identified as "conflict minerals" sourced from locations other than the Democratic Republic of Congo and adjoining countries is limited. It is also possible that we may face reputational harm if we determine that certain of our products contain minerals not determined to be conflict free and/or we are unable to alter our products, processes or sources of supply to avoid such materials.

We must adhere to industry and government regulations and standards and therefore sales will suffer if we cannot comply with them.

Our system solutions must meet industry standards imposed by payment systems standards setting organizations such as EMVCo LLC, credit card associations such as Visa, MasterCard, and other credit card associations and standard setting organizations such as PCI SSC, Intermec and the U.K. Cards Association and other local organizations. New standards are continually being adopted or proposed as a result of worldwide anti-fraud initiatives, encryption of cardholder data, the increasing need for system compatibility and technology developments such as wireless and wireline IP communication. Our solutions also must comply with government regulations, including those imposed by telecommunications authorities and independent standards groups worldwide regarding emissions, radiation, and connections with telecommunications and radio networks, as well as data privacy laws which regulate the collection, compilation, aggregation, sharing or use of consumer information. We cannot be sure that we will be able to design our solutions to comply with future standards or regulations on a timely basis, if at all. Compliance with these standards could increase the cost of developing or producing our solutions. New products designed to meet any new standards need to be introduced to the market and ordinarily need to be certified by the credit card associations and our customers before being purchased. The certification process is costly and time consuming and increases the amount of time it takes to sell our products. Moreover, certain uses of our products may subject us to additional regulations and licensing requirements. For example, use of our products in taxis requires additional licensing and may subject us to certain taxi business regulations. Our business, revenues and financial condition could be adversely affected if we cannot comply with new or existing industry standards, or obtain or retain necessary regulatory approval or certifications in a timely fashion, or if compliance results in increasing the cost of our products. Selling products that are non-compliant may result in fines against us or our customers, which we may be liable to pay. In addition, even if our products are designed to be compliant, compliance with certain security standards is determined based on the merchant's or service provider's network environment in which our systems are installed and, therefore, is dependent upon a number of additional factors such as proper installation of the components of the environment including our systems, compliance of software and system components provided by other vendors, implementation of compliant security processes and business practices and adherence to such processes and practices. Our business and financial condition could be adversely affected if we do not comply with new or existing industry standards and regulations, or obtain or retain necessary regulatory approval or certifications in a timely fashion, or if compliance results in increasing the cost of our products.

Our business may also benefit from technological changes and upgrade cycles. For example, if EMV standards are required in the U.S., as currently anticipated, we expect that our business could benefit in future as customers move to upgrade their systems. If these standards are not implemented, or if they are implemented but we cannot deliver products that comply with these standards, our business will suffer.

Risks Related to Our Capital Structure

Our secured credit facility contains restrictive and financial covenants. If we are unable to comply with these covenants, we will be in default. A default could result in the acceleration of our outstanding indebtedness, which would have an adverse effect on our business and stock price.

On December 28, 2011, our principal subsidiary, VeriFone, Inc., entered into a secured credit agreement (the "2011 Credit Agreement") for total senior secured credit facilities of $1.5 billion initially consisting of a Term A loan facility of $918.5 million (the "Term A Loan"), a Term B loan facility of $231.5 million (the "Term B Loan") and a revolving credit facility permitting borrowings of up to $350.0 million (the "Revolving Facility"). These credit facilities were made available (i) to fund a portion of the cash consideration for our acquisition of Point, (ii) to refinance certain existing debt at Point, (iii) to repay all outstanding amounts under our senior secured credit agreement entered into as of October 31, 2006 (the "2006 Credit Agreement"), (iv) to fund an escrow to repay at maturity or upon earlier conversion at the option of the holders thereof our 1.375% senior convertible notes due June 2012 (the "Senior Convertible Notes"), and (v) to pay related fees and expenses as well as for working capital requirements and for other general corporate purposes. As of October 31, 2012, we had outstanding loan balances of $993.6 million under our Term A Loan, $99.8 million under our Term B Loan, and $210.0 million drawn on the Revolving Facility. See Note 12. *Financings,* in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K.

Our 2011 Credit Agreement contains customary covenants that require maintenance of certain specified financial ratios and restrict the ability of certain of our subsidiaries to make certain distributions with respect to their capital stock, prepay other debt, encumber their assets, incur additional indebtedness, make capital expenditures above specified levels, engage in certain business combinations, or undertake various other corporate activities. Therefore, as a practical matter, these covenants restrict our ability to engage in or benefit from such activities. Further, VeriFone, Inc. must achieve certain credit ratings, limit its leverage ratio and maintain interest coverage ratio at or above specified thresholds. In addition, we have, in order to secure repayment of the Term A Loan, Term B Loan and Revolving Facility, pledged a substantial amount of our assets and properties. This pledge may reduce our operating flexibility because it restricts our ability to dispose of these assets or engage in other transactions that may be beneficial to us.

If we are unable to comply with the covenants in our 2011 Credit Agreement, we will be in default, which could result in the acceleration of our outstanding indebtedness. In addition, if our leverage exceeds a certain level set out in our 2011 Credit Agreement, a portion of our excess cash flow must be used to pay down our outstanding Term B loan. If acceleration occurs, we may not be able to repay our debt and we may not be able to borrow sufficient additional funds to refinance our debt. In addition, under the terms of the 2011 Credit Agreement, increases in our leverage ratio could result in increased interest rates and therefore result in higher debt service costs. If we were to default in performance under the 2011 Credit Agreement, we may pursue an amendment or waiver from our lenders, but there can be no assurance that the lenders would grant such an amendment or waiver and, in light of current credit market conditions, any such amendment or waiver requested is likely to be on terms, including additional fees, as well as increased interest rates and other more stringent terms and conditions that would be materially disadvantageous to us.

Our indebtedness and debt service obligations under our 2011 Credit Facility are substantial and may adversely affect our cash flow, cash position, and stock price.

Following our acquisition of Point in December 2011 and the related entry into the 2011 Credit Agreement, our outstanding indebtedness and debt service obligations are substantial. As of October 31, 2012, we had total indebtedness outstanding of $1.3 billion related to our Term A Loan, Term B Loan and Revolving Facility. Principal payments on our Term A Loan facility are required to be repaid in quarterly installments of the following percentages of the original balance outstanding under the Term A Facility: 1.25% for each of the first eight calendar quarters after the closing date of the Credit Facility on December 28, 2011 through the quarter ending December 31, 2013; 2.50% for each of the next eight calendar quarters through the quarter ending December 31, 2015 and 5.00% for each of the calendar quarters ending March 31, 2016, June 30, 2016 and September 30, 2016 with the balance being due at maturity on December 28, 2016. The outstanding principal balance of the Term B Loan is required to be repaid in equal quarterly installments of 0.25% with the balance being due at maturity on December 28, 2018. Outstanding amounts may also be subject to mandatory prepayment with the proceeds of certain asset sales and debt issuances and, in the case of the Term B Loan, from a portion of annual excess cash flows (as determined under the 2011 Credit Agreement). See Note 12, *Financings,* in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K for a schedule of the principal payments due under our financings.

We intend to fulfill our debt service obligations from existing cash, investments and operations. A substantial portion of our cash balances and cash generated from operations are held by our foreign subsidiaries. If we decide to distribute or use such cash and cash equivalents outside those foreign jurisdictions, including a distribution to the United States we may be subject to additional taxes or costs. In the future, if we are unable to generate or raise additional cash sufficient to meet our debt service obligations and need to use more of our existing cash than planned or to liquidate investments in order to fund these obligations, we may have to delay or curtail the development and/or the sales and marketing of new payment systems as well as dividends, capital expenditures, investments and acquisitions. If we are unable to generate sufficient cash flows or other sources of liquidity to meet our debt service requirements our lenders may declare a default on the 2011 Credit Agreement which could result in the termination of commitments under the Credit Facilities, the declaration that all outstanding loans are immediately due and payable in whole or in part and the requirement of cash collateral deposits in respect of outstanding letters of credit.

Interest rates applicable to our debt are expected to fluctuate based on economic and market factors that are beyond our control. In particular, all of the outstanding debt under our Credit Facility has a floating interest rate. Any significant increase in market interest rates, and in particular the short-term LIBOR rates, would result in a significant increase in interest expense on our debt, which could negatively impact our net income and cash flows. In addition, interest rates under the 2011 Credit Agreement will fluctuate to some extent based on our leverage ratios.

Our indebtedness could have significant additional negative consequences, including, without limitation:

- requiring the dedication of a significant portion of our expected cash flow to service the indebtedness, thereby reducing the amount of expected cash flow available for other purposes, including dividends, capital expenditures, investments and acquisitions;
- increasing our vulnerability to general adverse economic conditions;
- limiting our ability to obtain additional financing on acceptable terms; and
- placing us at a possible competitive disadvantage to less leveraged competitors and competitors that have better access to capital resources.

The conditions of the U.S. and international capital markets may have an adverse effect on other financial transactions.

Deterioration in the U.S. and international capital markets has in the past had an adverse effect on certain of our financial transactions. The filing by Lehman Brothers of a voluntary Chapter 11 bankruptcy petition in September 2008 constituted an "event of default" under our note hedge transaction with Lehman Derivatives (which has also filed a voluntary Chapter 11 bankruptcy petition) and the related guaranty by Lehman Brothers. Lehman Commercial Paper, Inc. ("Lehman CP") was, at the time of its filing of a voluntary Chapter 11 bankruptcy petition in October 2008, a lender to us under a revolving credit facility. As a result of Lehman CP's filing of a voluntary Chapter 11 bankruptcy petition, the revolving credit facility was reduced by the amount of Lehman CP's commitment. Although this revolving credit facility has since been terminated, there continues to be softness in the credit markets globally due to various macroeconomic factors, including those described above in the risk factor captioned, "Macroeconomic conditions and economic volatility could materially and adversely affect our business and results of operations." If other financial institutions that have extended credit commitments to us, including under the Credit Facility, or have entered into hedge, insurance or similar transactions with us are adversely affected by the conditions of the U.S. and international capital markets, they may become unable to fund borrowings under their credit commitments to us or otherwise fulfill their obligations under the relevant transactions, which could have a material and adverse impact on our financial condition and our ability to borrow additional funds, if needed, for working capital, capital expenditures, acquisitions and other corporate purposes.

Some provisions of our certificate of incorporation and bylaws may delay or prevent transactions that many stockholders may favor.

Some provisions of our certificate of incorporation and bylaws may have the effect of delaying, discouraging or preventing a merger or acquisition that our stockholders may consider favorable, including transactions in which stockholders might receive a premium for their shares. These provisions include:

- authorization of the issuance of "blank check" preferred stock without the need for action by stockholders;
- the amendment of our organizational documents only by the affirmative vote of the holders of two-thirds of the shares of our capital stock entitled to vote;
- provision that any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of the directors then in office;
- inability of stockholders to call special meetings of stockholders, although stockholders are permitted to act by written consent; and
- advance notice requirements for board nominations and proposing matters to be acted on by stockholders at stockholder meetings.

Our share price has been volatile and we expect that the price of our common stock may continue to fluctuate substantially.

Our stock price has fluctuated substantially since our initial public offering in 2005, for example, due to the announcement of our restatement in December 2007 and during the recent turmoil in the worldwide financial markets. In addition to fluctuations related to VeriFone-specific factors, broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. Factors that could cause fluctuations in our stock price may include, among other things:

- actual or anticipated variations in quarterly operating results;
- changes in financial estimates by us or by any securities analysts who might cover our stock, or our failure to meet the estimates made by securities analysts;
- uncertainty about current global economic conditions;

- changes in the market valuations of other companies operating in our industry;
- announcements by us or our competitors related to significant acquisitions, strategic partnerships or divestitures;
- additions or departures of key personnel; and
- sales or purchases of our common stock, including sales or purchases of our common stock by our directors and officers or by our principal stockholders.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

Our headquarters are located in San Jose, California. We have warehouse and distribution facilities located in the U.S., Argentina, Australia, Brazil, Denmark, Estonia, Finland, France, Iceland, Israel, Hungary, India, Ireland, Latvia, Lithuania, Mexico, Norway, Puerto Rico, South Africa, South Korea, Spain, Sweden, and the United Kingdom. These facilities total approximately 404,000 square feet.

We also maintain sales and administrative offices and research facilities in the U.S. at 32 locations in 16 states or jurisdictions and outside the U.S. at approximately 95 locations in 38 countries. We own the office buildings at two of our locations and the rest of these locations are leased. We are using substantially all of our currently available productive space to develop, store, market, sell and distribute our products and services. We believe our facilities are in good operating condition, suitable for their respective uses and adequate for our current needs.

Location	Approximate Square Footage
Corporate Headquarters:	
United States	30,000
Warehouse and Distribution Facilities:	
United States	156,000
Other than United States	218,000
	404,000
Sales and administrative offices and Research facilities:	
United States	506,000
Other than United States	899,000
	1,405,000

ITEM 3. *LEGAL PROCEEDINGS*

Brazilian Tax Assessments

State Value Added Tax

The Brazilian subsidiary we acquired as part of our acquisition of Hypercom in August 2011 received an unfavorable administrative decision on a tax enforcement action against it filed by the São Paulo State Revenue Department for collection of state sales taxes related to purported sales of software for the 1998 and 1999 tax years. In 2004 an appeal against this unfavorable administrative decision was filed in a judicial proceeding. The first level decision in the judicial proceeding was issued in our favor. The São Paulo State Revenue Department has filed an appeal of this decision and the proceeding is now pending second level decision. Based on our current understanding of the underlying facts of this matter, we believe it is reasonably possible that we may receive an unfavorable decision in this proceeding. The tax assessment including estimated interest through October 31, 2012 for this matter totals approximately 7.0 million Brazilian reais (approximately $3.5 million at foreign exchange rates as of October 31, 2012). As of October 31, 2012, we have not accrued for this matter.

Importation of Goods Assessments

Two of our Brazilian subsidiaries that were acquired as a part of the November 2006 Lipman Electronic Engineering Ltd ("Lipman") acquisition have been notified of assessments regarding Brazilian customs penalties that relate to alleged infractions in the importation of goods. The assessments were issued by the Federal Revenue Department in the City of Vitória, the City of São Paulo, and the City of Itajai. In each of these cases, the tax authorities allege that the structure used for the importation of goods was simulated with the objective of evading taxes levied on the importation by under-invoicing the imported goods. The tax authorities allege that the simulation was created through a fraudulent interposition of parties, where the real sellers and buyers of the imported goods were hidden.

In the Vitória tax assessment, the fines were reduced from 4.7 million Brazilian reais (approximately $2.3 million) to 1.5 million Brazilian reais (approximately $0.7 million) on a first level administrative decision on January 26, 2007. Both the tax authorities and the Company filed appeals of the first level administrative decision. In this appeal, we argued that the tax authorities did not have enough evidence to determine that the import transactions were indeed fraudulent and that, even if there were some irregularities in such importations, they could not be deemed to be our responsibility since all the transactions were performed by the third-party importer of the goods. On June 30, 2010, the Taxpayers Administrative Council of Tax Appeals decided to reinstate the original claim amount of 4.7 million Brazilian reais (approximately $2.3 million) against us. A formal ruling on the decision of the Taxpayers Administrative Council of Tax Appeals has not yet been issued. In addition, the federal attorney in this proceeding has filed a motion to clarify, which is also pending a decision. Once a formal ruling is issued by the Taxpayers Administrative Council of Tax Appeals, we will decide whether or not to appeal to the judicial level. Based on our current understanding of the underlying facts of this matter, we believe that it is probable that our Brazilian subsidiary will be required to pay some amount of fines. Accordingly, at October 31, 2012, we have accrued 4.7 million Brazilian reais (approximately $2.3 million) for this matter, plus approximately 3.3 million Brazilian reais (approximately $1.6 million) for estimated interest.

On July 12, 2007, we were notified of a first level administrative decision rendered in the São Paulo tax assessment, which maintained the total fine of 20.2 million Brazilian reais (approximately $10.0 million) as imposed. On August 10, 2007, we appealed the first level administrative decision to the Taxpayers Council. A hearing was held on August 12, 2008 before the Taxpayers Council, and on October 14, 2008, the Taxpayers Council granted our appeal and dismissed the São Paulo assessment based upon the assessment being erroneously calculated on the value of the sale of the products in question to end customers in the local market rather than on the declared importation value of such products. We were subsequently notified of the Taxpayers Council's decision and the case was dismissed on May 19, 2009. In August 2009, the Brazilian tax authorities requested additional materials from us. In October 2009, we received a revised assessment in this matter of 1.9 million Brazilian reais (approximately $0.9 million). On May 20, 2010, we were notified of a first level administrative decision canceling the revised tax assessment. This decision is currently pending second level administrative review. The administrative proceeding for judgment before the Administrative Council of Tax Appeals was originally scheduled for May 24, 2012, but has been postponed pending personal inspection of the records at the request of one of the council members. At October 31, 2012, we have accrued 1.6 million Brazilian reais (approximately $0.8 million) for this matter.

On January 18, 2008, we were notified of a first level administrative decision rendered in the Itajai assessment, which maintained the total fine of 2.0 million Brazilian reais (approximately $1.0 million) as imposed, excluding interest. On May 27, 2008, we appealed the first level administrative decision to the Taxpayers Council. This matter is currently pending second level decision. Based on our current understanding of the underlying facts of this matter, we believe that it is probable that our Brazilian subsidiary will be required to pay some amount of fines. Accordingly, at October 31, 2012, we have accrued 2.0 million Brazilian reais (approximately $1.0 million) for this matter, plus approximately 1.8 million Brazilian reais (approximately $0.9 million) for estimated interest.

Municipality Tax on Services Assessment

In December 2009, one of the Brazilian subsidiaries that was acquired as part of the Lipman acquisition was notified of a tax assessment regarding alleged nonpayment of tax on services rendered for the period from September 2004 to December 2004. This assessment was issued by the municipality of São Paulo (the "municipality"), and asserts a services tax deficiency and related penalties totaling 0.9 million Brazilian reais (approximately $0.4 million), excluding interest. The municipality claims that the Brazilian subsidiary rendered certain services within the municipality of São Paulo but simulated that those services were rendered in another city. At the end of December 2010 the municipality issued further tax assessments alleging the same claims for 2005 through June 2007. These additional subsequent claims assert services tax deficiencies and related penalties totaling 5.9 million Brazilian reais (approximately $2.9 million), excluding interest. We received unfavorable decisions from the administrative courts, which ruled to maintain the tax assessments for each of these matters. No further grounds of appeal are available to us for these assessments within the administrative courts. In October 2012, as a result of the decision at the administrative level, the tax authorities filed an enforcement action in the civil courts to collect on the services tax assessments amounts awarded by the administrative court, and seeking other related costs and fees. We are currently preparing our defense to appeal these tax assessments at the judicial level in the civil courts. Our defensive claims will be filed in response to the tax authorities' enforcement action. Based on our understanding of the underlying facts of this matter and our evaluation of the potential outcome at the judicial level, we believe it is reasonably possible that our Brazilian subsidiary will be required to pay some amount of the alleged tax assessments and penalties, as well as amounts of interest and certain costs and fees imposed by the court, related to these matters.

The Brazilian subsidiary we acquired as part of our acquisition of Hypercom in August 2011 received an unfavorable administrative decision on a tax enforcement action against it filed by the municipality of Curitiba for collection of alleged services tax deficiency. An appeal against this unfavorable administrative decision was filed in a judicial proceeding and currently the case is pending the municipality of Curitiba's compliance with the writ of summons. As of October 31, 2012, the underlying assessment, including estimated interest, was approximately 6.0 million Brazilian reais (approximately $2.9 million). Based on our current understanding of the underlying facts of this matter, we believe it is reasonably possible that we may receive an unfavorable decision in this proceeding. As of October 31, 2012, we have not accrued for this matter.

Brazilian Federal Tax Assessments

The Brazilian subsidiary we acquired as part of our acquisition of Hypercom in August 2011 is the subject of outstanding tax assessments by the federal tax authorities alleging unpaid IRPJ, CSL, COFINS and PIS taxes from 2002 and 2003. Three of the four claims for the 2002 assessments were previously settled prior to our acquisition of Hypercom. The first level administrative court issued an unfavorable decision for the remaining claim related to the 2002 tax assessments, which we have appealed to the Administrative Tax Appeals Council. This claim is currently pending judgment by the Administrative Tax Appeals Council. We received a partially favorable ruling with respect to the 2003 tax assessments. Our appeal of the partial unfavorable ruling for the 2003 assessments is currently pending decision in the civil courts. Based on our current understanding of the underlying facts of this matter, we believe it is reasonably possible we may receive an unfavorable decision related to these proceedings. The outstanding tax assessments for these proceedings total 10.8 million Brazilian reais (approximately $5.3 million), including estimated penalties and interest.

Patent Infringement and Commercial Litigation

Cardsoft, Inc. et al v. VeriFone Holdings, Inc., VeriFone, Inc., Hypercom Corporation, et al.

On March 6, 2008, Cardsoft, Inc. and Cardsoft (Assignment for the Benefit of Creditors), LLC ("Cardsoft") commenced an action in the United States District Court for the Eastern District of Texas, Marshall Division, against us and Hypercom Corporation, among others, alleging infringement of U.S. Patents No. 6,934,945 and No. 7,302,683 purportedly owned by Cardsoft. Cardsoft sought, in its complaint, a judgment of infringement, and an injunction against further infringement, damages, interest and attorneys' fees. The Markman hearing was held on August 8, 2011. Based on the court's ruling after the Markman hearing we filed motions for summary judgment on the claims prior to the scheduled trial, moving that, based on the court's construction of the key claims of the patents-in-suit, our products do not infringe on the patents-in-suit and moving for summary judgment based on our contentions the patents-in-suit are invalid. However, the court did not rule on these motions before trial, nor did the court rule on Cardsoft's summary judgment motions. Similarly, the court did not rule on the substantive pre-trial motions in favor of ruling on the matters at trial. The jury trial for this case commenced on June 4, 2012. On June 8, 2012, the jury completed its deliberations and returned an unfavorable verdict finding that Cardsoft's patents were valid and were infringed by the accused VeriFone and Hypercom devices, and further determined that a royalty rate of $3 per unit should be applied. Accordingly, the jury awarded Cardsoft infringement damages and royalties of $15.4 million covering past sales of the accused devices by VeriFone and Hypercom. The jury concluded there was no willful infringement by either VeriFone or Hypercom. We moved for judgment as a matter of law prior to the submission of the case to the jury, but the District Court did not rule on those motions.

Following the jury's verdict, we determined that it is probable we will incur a loss on this litigation based on the jury's verdict and current status of the litigation proceedings. As a result, we have accrued an estimated loss through October 31, 2012, including estimated pre-judgment interest and potential ongoing royalties, totaling $19.0 million as of October 31, 2012 related to this ongoing litigation. Our estimate of pre-judgment interest applies a rate of 4.12% which represents the seven year Treasury rate as of August 23, 2005, the date of the relevant hypothetical negotiation of the underlying claims.

A judgment has not yet been entered in this case, and we and Cardsoft have filed our post-verdict briefings with the District Court. We filed our motions for judgment as a matter of law to overturn the jury's verdict and motions for a new trial. Cardsoft filed a motion for permanent injunction or in the alternative for a future royalty of $8 per unit on our future U.S. sales of the accused products through the March 16, 2018 expiration date of the patents. Cardsoft also filed a motion seeking pre-judgment interest at a rate of 5%. The District Court is expected to rule on these matters before it enters judgment. We believe that there is a remote chance of the District Court granting an injunction under relevant U.S. Supreme Court case law. We cannot at this time estimate the per unit future royalty that the District Court will order in its final judgment, but it is probable the court will order a future royalty of at least $3 per unit based on the jury's verdict. In addition, based on our discussions with our litigation counsel for this matter, it is possible the court may order a future royalty that is higher than the per unit royalty awarded by the jury for future sales of the products determined by the jury to be infringing. Given that an ongoing royalty is probable and estimable, effective in our fiscal quarter ended July 31, 2012, when the jury verdict was issued, we accrued $3 per unit to cost of net revenues for potential ongoing royalties. During the fiscal quarter ended October 31, 2012, we completed redesigns of the terminals subject to the jury's verdict specifically to address the Cardsoft allegations, and implemented such redesign in the U.S. We obtained the legal opinion of independent intellectual property counsel that our terminals, as redesigned, do not infringe the Cardsoft patents-in-suit, taking into account the claim construction of the District Court in the *Cardsoft* action. Accordingly, although the question of whether our products, as redesigned, infringe the Cardsoft patents-in-suit is subject to determination by a court, whether the District Court in the underlying trial or another court, we concluded based on the procedures taken and legal reviews obtained, that it is not probable that an ongoing royalty based on the jury's verdict applies to our terminals as redesigned, and ceased accruing an ongoing royalty on the basis for our implementation of the redesigns.

As noted above, Cardsoft has filed a motion claiming royalties on our future U.S. sales of the accused products at a royalty rate higher than the rate awarded by the jury and prejudgment interest at a rate higher than used in our estimates. In addition to the higher royalty rate and higher rate of prejudgment interest sought by Cardsoft, it is possible that, notwithstanding the jury's finding of no willful infringement, Cardsoft may seek to recover its attorneys' fees or other amounts in this lawsuit or may appeal the finding of non-willful infringement. Any damages award that is maintained after appeal would be additionally subject to post-judgment interest. We intend to vigorously pursue our appeal of any unfavorable judgment issued by the District Court as a result of the jury's verdict and to defend any further claims related to this litigation. At this time we are unable to estimate the range of additional loss exceeding amounts already recognized, if any, related to any further amounts Cardsoft may seek and the District Court may award in post-trial motions. Unfavorable rulings on such motions could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Swipe Innovations, LLC v. VeriFone, Inc. and VeriFone Systems, Inc., Hypercom Corporation, et al.

On August 8, 2012, Swipe Innovations, LLC ("Swipe") commenced actions in the United States District Court for the Eastern District of Texas, Lufkin Division, against us and Hypercom among others, alleging infringement of U.S. Patent No. 5,351,296, issued September 27, 1994, titled "Financial Transmission System" purportedly owned by Swipe. The complaint did not specify the allegedly infringing products but sought to assert infringement against payment terminal products and/or systems including at least products and/or systems with encrypting pin pads. On November 9, 2012, without admitting any infringement, wrongdoing or violation of law and to avoid the distraction and expense of continued litigation, we settled the litigation with Swipe. Pursuant to the settlement agreement all asserted claims against us (including the claims made against the Hypercom products) will be dismissed in exchange for a cash settlement. The settlement amount is not material to our results of operation and has been recorded in our results of operations for the fiscal year ended October 31, 2012.

Class Action and Derivative Lawsuits

On or after December 4, 2007, several securities class action claims were filed against us and certain of our officers, former officers, and a former director. These lawsuits were consolidated in the U.S. District Court for the Northern District of California as *In re VeriFone Holdings, Inc. Securities Litigation*, C 07-6140 MHP. The original actions were: *Eichenholtz v. VeriFone Holdings, Inc. et al.*, C 07-6140 MHP; *Lien v. VeriFone Holdings, Inc. et al.*, C 07-6195 JSW; *Vaughn et al. v. VeriFone Holdings, Inc. et al.*, C 07-6197 VRW (Plaintiffs voluntarily dismissed this complaint on March 7, 2008); *Feldman et al. v. VeriFone Holdings, Inc. et al.*, C 07-6218 MMC; *Cerini v. VeriFone Holdings, Inc. et al.*, C 07-6228 SC; *Westend Capital Management LLC v. VeriFone Holdings, Inc. et al.*, C 07-6237 MMC; *Hill v. VeriFone Holdings, Inc. et al.*, C 07-6238 MHP; *Offutt v. VeriFone Holdings, Inc. et al.*, C 07-6241 JSW; *Feitel v. VeriFone Holdings, Inc., et al.*, C 08-0118 CW. On August 22, 2008, the court appointed plaintiff National Elevator Fund lead plaintiff and its attorneys lead counsel. Plaintiff filed its consolidated amended class action complaint on October 31, 2008, which asserts claims under the Securities Exchange Act Sections 10(b), 20(a), and 20A and Securities and Exchange Commission Rule 10b-5 for securities fraud and control person liability against us and certain of our current and former officers and directors, based on allegations that we and the individual defendants made false or misleading public statements regarding our business and operations during the putative class periods and seeks unspecified monetary damages and other relief. We filed our motion to dismiss on December 31, 2008. The court granted our motion on May 26, 2009 and dismissed the consolidated amended class action complaint with leave to amend within 30 days of the ruling. The proceedings were stayed pending a mediation held in October 2009 at which time the parties failed to reach a mutually agreeable settlement. Lead plaintiff's first amended complaint was filed on December 3, 2009 followed by a second amended complaint filed on January 19, 2010. We filed a motion to dismiss the second amended complaint and the hearing on our motion was held on May 17, 2010. In July 2010, prior to any court ruling on our motion, lead plaintiff filed a motion for leave to file a third amended complaint on the basis that it had newly discovered evidence. Pursuant to a briefing schedule issued by the court we submitted our motion to dismiss the third amended complaint and lead plaintiff filed its opposition, following which the court took the matter under submission without further hearing. On March 8, 2011, the court ruled in our favor and dismissed the consolidated securities class action without leave to amend. On April 5, 2011, lead plaintiff filed its notice of appeal of the district court's ruling to the U.S. Court of Appeals for the Ninth Circuit. On June 24 and June 27, 2011, lead plaintiff dismissed its appeal as against defendants Paul Periolat, William Atkinson, and Craig Bondy. Lead plaintiff filed its opening brief on appeal on July 28, 2011. We filed our answering brief on September 28, 2011 and lead plaintiff filed its reply brief on October 31, 2011. A hearing on oral arguments for this appeal was held before a judicial panel of the Ninth Circuit on May 17, 2012. There has been no ruling on this appeal to date.

Beginning on December 13, 2007, several actions were also filed against certain current and former directors and officers derivatively on our behalf. These derivative lawsuits were filed in: (1) the U.S. District Court for the Northern District of California, as *In re VeriFone Holdings, Inc. Shareholder Derivative Litigation*, Lead Case No. C 07-6347 MHP, which consolidates *King v. Bergeron, et al.* (Case No. 07-CV-6347), *Hilborn v. VeriFone Holdings, Inc., et al.* (Case No. 08-CV-1132), *Patel v. Bergeron, et al.* (Case No. 08-CV-1133), and *Lemmond, et al. v. VeriFone Holdings, Inc., et al.* (Case No. 08-CV-1301); and (2) California Superior Court, Santa Clara County, as *In re VeriFone Holdings, Inc. Derivative Litigation*, Lead Case No. 1-07-CV-100980, which consolidates *Catholic Medical Mission Board v. Bergeron, et al.* (Case No. 1-07-CV-100980) and *Carpel v. Bergeron, et al.* (Case No. 1-07-CV-101449). We prevailed in our motion to dismiss the federal derivative claims before the U.S. District Court for the Northern District of California and, on November 28, 2011, in ruling on lead plaintiff's appeal against the district court's judgment dismissing plaintiffs' derivative claims, the Ninth Circuit issued judgment affirming the dismissal of lead plaintiff's complaint against us. Lead plaintiff did not appeal the Ninth Circuit's judgment and the federal derivative action is now closed.

On June 9, 2009, lead plaintiff in the federal derivative action made a demand to inspect certain of our books and records. On December 12, 2011, the Delaware Chancery Court entered an order dismissing the action by stipulation of the parties in light of the Ninth Circuit's November 28, 2011 order affirming the dismissal of the federal derivative action.

On October 31, 2008, the state derivative plaintiffs filed their consolidated derivative complaint in California Superior Court for the County of Santa Clara naming us as a nominal defendant and bringing claims for insider selling, breach of fiduciary duty, unjust enrichment, waste of corporate assets and aiding and abetting breach of fiduciary duty against certain of our current and former officers and directors and our largest stockholder as of October 31, 2008, GTCR Golder Rauner LLC. In November 2008, we filed a motion to stay the state court action pending resolution of the parallel federal actions, and the parties have agreed by stipulation to delay briefing on the motion to stay until after the issue of demand futility is resolved in the federal derivative case. On June 2, 2011, the court entered a stipulated order requiring the parties to submit a case status report on August 1, 2011 and periodically thereafter. The parties submitted status reports to the court through December 3, 2012 as requested by the court, and have also begun to meet and confer regarding next steps in the state derivative action in light of the final dismissal of the federal derivative action. The next status report is due February 1, 2013.

On January 27, 2008, a class action complaint was filed against us in the Central District Court in Tel Aviv, Israel on behalf of purchasers of our stock on the Tel Aviv Stock Exchange. The complaint seeks compensation for damages allegedly incurred by the class of plaintiffs due to the publication of erroneous financial reports. We filed a motion to stay the action, in light of the proceedings already filed in the United States, on March 31, 2008. A hearing on the motion was held on May 25, 2008. Further briefing in support of the stay motion, specifically with regard to the threshold issue of applicable law, was submitted on June 24, 2008. On September 11, 2008, the Israeli District Court ruled in our favor, holding that U.S. law would apply in determining our liability. On October 7, 2008, plaintiffs filed a motion for leave to appeal the District Court's ruling to the Israeli Supreme Court. Our response to plaintiffs' appeal motion was filed on January 18, 2009. The District Court has stayed its proceedings until the Supreme Court rules on plaintiffs' motion for leave to appeal. On January 27, 2010, after a hearing before the Supreme Court, the court dismissed the plaintiffs' motion for leave to appeal and addressed the case back to the District Court. The Supreme Court instructed the District Court to rule whether the Israeli class action should be stayed, under the assumption that the applicable law is U.S. law. Plaintiffs subsequently filed an application for reconsideration of the District Court's ruling that U.S. law is the applicable law. Following a hearing on plaintiffs' application, on April 12, 2010, the parties agreed to stay the proceedings pending resolution of the U.S. securities class action, without prejudice to plaintiffs' right to appeal the District Court's decision regarding the applicable law to the Supreme Court. On May 25, 2010, plaintiff filed a motion for leave to appeal the decision regarding the applicable law with the Israeli Supreme Court. In August 2010, plaintiff filed an application to the Israeli Supreme Court arguing that the U.S. Supreme Court's decision in *Morrison et al.* v. *National Australia Bank Ltd.*, 561 U.S. , 130 S. Ct. 2869 (2010), may affect the outcome of the appeal currently pending before the Court and requesting that this authority be added to the Court's record. Plaintiff concurrently filed an application with the Israeli District Court asking that court to reverse its decision regarding the applicability of U.S. law to the Israeli class action, as well as to cancel its decision to stay the Israeli proceedings in favor of the U.S. class action in light of the U.S. Supreme Court's decision in *Morrison*. On August 25, 2011, the Israeli District Court issued a decision denying plaintiff's application and reaffirming its ruling that the law applicable to the Israeli class action is U.S. law. The Israeli District Court also ordered that further proceedings in the case be stayed pending the decision on appeal in the U.S. class action.

On November 13, 2011, plaintiff filed an amended application for leave to appeal addressing the District Court's ruling. VeriFone filed an amended response on December 28, 2011. On January 1, 2012, the Supreme Court ordered consideration of the application by three justices. On July 2, 2012, the Supreme Court ordered VeriFone to file an updated notice on the status of the proceedings in the U.S. securities class action pending in the U.S. Court of Appeals for the Ninth Circuit by October 1, 2012. On October 11, 2012, VeriFone filed an updated status notice in the Supreme Court on the proceedings in the U.S. securities class action pending in the U.S. Court of Appeals for the Ninth Circuit.

Certain of the foregoing cases are still in the preliminary stages, and we are not able to quantify the extent of our potential liability, if any. An unfavorable outcome in any of these matters could have a material adverse effect on our business, financial condition, results of operations, and cash flows. In addition, defending these legal proceedings is likely to be costly, which may have a material adverse effect on our financial condition, results of operations and cash flows, and may divert management's attention from the day-to-day operations of our business.

Litigation Related to Acquisition of Hypercom

In connection with the announcement of our merger with Hypercom, several purported class action lawsuits were filed in Arizona and Delaware state courts alleging variously, among other things, that the board of directors of Hypercom breached its fiduciary duties in not securing a higher price in the merger and that VeriFone, Hypercom, FP Hypercom Holdco, LLC and Francisco Partners II, L.P. aided and abetted that alleged breach. The actions seek injunctive relief and unspecified damages. An agreement was reached between the parties to resolve the litigation, subject to court approval, based on confirmatory discovery, enhanced public disclosures, and, reimbursement by Hypercom of a portion of the plaintiffs' attorneys' fees in an amount that is not material to our results of operations. In November 2012, the court approved the terms of the settlement as agreed between the parties.

On May 30, 2012, we were notified by the Spanish competition authority (La Comisión Nacional de la Competencia, or "CNC") that CNC intends to formally review our completion of our merger with Hypercom for alleged non-compliance with notification requirements under Spanish merger control law. On October 24, 2012, the CNC issued a decision in which it imposed a fine on us for non-compliance with the notification requirements, payable before December 5, 2012. Although the decision is appealable, we intend to pay the fine imposed by the CNC in order to resolve this matter and to avoid the distraction and expense of continued litigation. The amount of the fine is not material to our results of operation and has been recorded in our results of operations for the fiscal year ended October 31, 2012.

Other Litigation

After termination of their services, several former contractors of one of our Brazilian subsidiaries filed individual lawsuits in the Labor Court of Sao Paulo against the subsidiary alleging an employer-employee relationship and wrongful termination, and claiming, among other damages, statutorily-imposed salaries, vacations, severance and bonus amounts, social contributions and penalties and moral damages. In October 2012, we received a partially unfavorable judgment for one of these lawsuits, with the court ruling that an employer-employee relationship existed. Both we and the plaintiff have appealed this first level administrative ruling. In October 2012, without admitting any wrongdoing or violation of law, we settled one of these lawsuits for a cash payment. The amount of this settlement is not material to our results of operations and has been recorded in our results of operations for the fiscal year ended October 31, 2012. While the plaintiffs in these proceedings have made similar allegations, some of these lawsuits are in the earlier stage of proceedings, with some not having reached the discovery stage. Our evaluation of these proceedings with Brazilian labor counsel is ongoing, and we intend to vigorously defend these actions. Based on our review and understanding of the available facts and circumstances related to these matters and applicable Brazilian labor laws, we believe that it is probable that we may not prevail as to one or more of these claims against us. As of October 31, 2012, we have accrued 3.2 million Brazilian reais (approximately $1.6 million), including estimated accrued interest, based on our current assessment of these matters.

We are subject to various other legal proceedings related to commercial, customer, and employment matters that have arisen during the ordinary course of business, including a number of pending labor-related claims that arose in the ordinary course of business against the Hypercom Brazilian subsidiary prior to our acquisition of Hypercom. The outcome of such legal proceedings is inherently unpredictable and subject to significant uncertainties. Although there can be no assurance as to the ultimate disposition of these matters, our management has determined, based upon the information available at the date of these financial statements, that the expected outcome of these matters, individually or in the aggregate, will not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

ITEM 4. *MINE SAFETY DISCLOSURES*

Not applicable.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Our common stock has been quoted on the NYSE (New York Stock Exchange) under the symbol "PAY" since April 29, 2005. Prior to that time, there was no public market for our stock.

The following table sets forth for the indicated periods, the high and low sale prices of our common stock.

	Fiscal 2012 Quarter Ended				Fiscal 2011 Quarter Ended			
	Oct. 31 2012	Jul. 31 2012	Apr. 30 2012	Jan. 31 2012	Oct. 31 2011	Jul. 31 2011	Apr. 30 2011	Jan. 31 2011
High	$38.80	$49.59	$54.45	$44.44	$43.15	$55.16	$58.58	$44.87
Low	$27.85	$30.35	$44.14	$34.79	$30.25	$38.27	$40.10	$31.39

On October 31, 2012, the closing sale price of our common stock on the NYSE was $29.64 and on December 7, 2012, the closing sale price of our common stock on the NYSE was $32.56. As of December 7, 2012, there were approximately 115 stockholders of record. Because many shares of our common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these holders of record.

Dividend Policy

We have not declared or paid cash dividends on our capital stock since our common stock has been listed on the New York Stock Exchange. We do not expect to pay any cash dividends for the foreseeable future. We currently intend to retain any future earnings to finance our operations and growth. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent on earnings, financial condition, operating results, capital requirements, any contractual restrictions, and other factors that our board of directors deems relevant. In addition, our 2011 Credit Agreement contains limitations on the ability of our principal operating subsidiary, VeriFone, Inc., to declare and pay cash dividends. Because we conduct our business through our subsidiaries, as a practical matter these restrictions similarly limit our ability to pay dividends on our common stock.

Securities Authorized for Issuance Under Equity Compensation Plans

Information with respect to Securities Authorized for Issuance Under Equity Compensation may be found in Item 12, *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters — Equity Compensation Plan Information,* of this Annual Report on Form 10-K, which section is incorporated herein by reference.

Performance Graph

The following graph and table:

- compares the performance of an investment in our common stock over the period of November 1, 2007 through October 31, 2012 beginning with an investment at the closing market price on October 31, 2007, and thereafter, based on the closing price of our common stock on the market, with the S&P 500 Index and the Comparables Index (a selected peer group index). The Comparables Index was selected on an industry basis and includes Ingenico S.A., Heartland Payment Systems, Inc., MICROS Systems, Inc., and NCR Corp.
- assumes $100 was invested on the start date at the price indicated and that dividends, if any, were reinvested on the date of payment without payment of any commissions. The performance shown in the graph and table represents past performance and should not be considered an indication of future performance.


100.00
80.00
60.00
40.00
20.00
-
10/31/2007
10/31/2008
10/31/2009
10/31/2010
10/31/2011
10/31/2012
PAY
S&P 500
Comparables Index

	October 31, 2007	October 31, 2008	October 31, 2009	October 31, 2010	October 31, 2011	October 31, 2012
VeriFone Systems, Inc.	$100.00	$22.98	$26.91	$68.44	$85.39	$59.96
S&P 500 Index	$100.00	$62.53	$66.88	$76.37	$80.89	$91.14
Comparables Index	$100.00	$49.17	$47.82	$63.17	$83.50	$97.29

The information provided above under the heading "Performance Graph" shall not be considered "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

ITEM 6. *SELECTED FINANCIAL DATA*

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and the accompanying notes and Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations,* included elsewhere in this Annual Report on Form 10-K. The selected data in this section is not intended to replace our Consolidated Statement of Operations Data and Consolidated Balance Sheet Data.

	Years Ended October 31,				
	2012 (1)	2011 (3)	2010 (4)	2009 (5)	2008 (6)
	(In thousands, except per share data)				
Consolidated Statement of Operations Data:					
Net revenues	$1,865,971	$1,303,866	$1,001,537	$ 844,714	$ 921,931
Cost of net revenues	1,110,130	812,116	631,225	562,585	628,900
Gross margin	755,841	491,750	370,312	282,129	293,031
Operating expenses:					
Research and development	152,001	109,155	74,227	65,148	75,622
Sales and marketing	179,694	138,267	94,666	73,544	91,457
General and administrative	175,174	123,789	84,371	76,468	126,625
Impairment of goodwill and intangible assets	—	—	—	175,512	289,119
Patent litigation loss contingency expense	17,632	—	—	—	—
Amortization of purchased intangible assets	83,795	14,829	14,624	20,423	26,033
Total operating expenses	608,296	386,040	267,888	411,095	608,856
Operating income (loss)	147,545	105,710	102,424	(128,966)	(315,825)
Interest expense	(62,830)	(28,950)	(28,344)	(26,476)	(42,209)
Interest income	4,399	2,595	1,278	1,517	5,981
Other income (expense), net	(20,761)	11,929	3,384	6,037	(13,255)
Income (loss) before income taxes	68,353	91,284	78,742	(147,888)	(365,308)
Provision for (benefit from) income taxes	2,050	(191,412)	(20,582)	9,246	45,838
Consolidated net income (loss)	66,303	282,696	99,324	(157,134)	(411,146)
Net income (loss) attributable to noncontrolling interests	(1,270)	(292)	(497)	(321)	74
Net income (loss) attributable to VeriFone Systems, Inc. stockholders	$ 65,033	$ 282,404	$ 98,827	$(157,455)	$ (411,072)
Net income (loss) per share attributable to VeriFone Systems, Inc. stockholders:					
Basic	$ 0.61	$ 3.06	$ 1.16	$ (1.86)	$ (4.88)
Diluted	$ 0.59	$ 2.92	$ 1.13	$ (1.86)	$ (4.88)
Weighted average shares used in computing net income (loss) per common share:					
Basic	107,006	92,414	85,203	84,473	84,220
Diluted	110,315	96,616	87,785	84,473	84,220

	As of October 31,				
	2012 (1)(2)	2011 (3)	2010	2009 (5)	2008 (6)
	(In thousands)				
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 454,072	$ 594,562	$ 445,137	$ 324,996	$ 157,160
Total assets	$3,490,607	$2,313,561	$1,075,326	$ 917,290	$1,077,641
Current and long-term debt and capital leases	$1,307,617	$ 483,811	$ 473,511	$ 468,864	$ 487,200

(1) We acquired Point (Electronic Transaction Group Nordic Holding AB) on December 30, 2011 in a share acquisition valued at $1,024.5 million, and other businesses and net assets as described in Note 2, *Business Combinations*, of this Annual Report on Form 10-K. Our fiscal year 2012 Consolidated Statement of Operations includes the results of operations of these acquisitions from the dates of acquisition. In addition, we incurred approximately $42.0 million of transaction and integration costs related to our acquisitions in fiscal year 2012 which are included in our Total operating expenses, and we incurred increased interest expense as a result of the 2011 Credit Agreement and Additional Credit Extension Amendment entered into in fiscal year 2012, as described more fully in Note 12, *Financings*, of this Annual Report on Form 10-K. We also accrued a $17.6 million loss contingency as a result of an unfavorable jury verdict plus related estimated pre-judgment interest in the Cardsoft patent infringement litigation, as described in Note 13, *Commitments and Contingencies*, of this Annual Report on Form 10-K. Other income (expense), net in fiscal year 2012 includes a $22.5 million foreign currency loss related to the difference between the forward rate on contracts purchased to lock in the U.S. dollar-equivalent purchase price for our Point acquisition, and the actual rate on the date of derivative settlement, partially offset by a $1.5 million gain on the currency we held from the date of the derivative settlement until the funds were transferred to purchase Point.

(2) Our Total assets as of October 31, 2012 increased as a result of the share acquisition of Point, valued at $1,024.5 million, and other acquired businesses and net assets, valued at $81.5 million. In connection with the acquisition of Point, we entered into the 2011 Credit Agreement initially consisting of a $918.5 million Term A loan, a $231.5 million Term B loan, and a $350.0 million Revolving loan, a portion of which was used for the repayment of our 2006 Credit Agreement. On October 15, 2012, we entered into a Credit Extension Agreement with additional lenders to increase the Term A loan by $109.5 million and increase the Revolving loan commitment by $75.5 million. These transactions increased our Current and long-term debt, and are described more fully in Note 5, *Financings*, of this Annual Report on Form 10-K.

(3) In fiscal year 2011, we acquired Hypercom Corporation in a share acquisition valued at $644.6 million, which increased our Total assets as of October 31, 2011. Our fiscal year 2011 Consolidated Statement of Operations includes Hypercom's results of operations from August 4, 2011, the date of acquisition. In addition, we incurred approximately $32.8 million of transaction and integration costs related to our acquisitions, which are included in our fiscal year 2011 Total operating expenses. Also in fiscal year 2011, we reduced our deferred tax asset valuation allowance and recognized a tax benefit of $210.5 million, based on sufficient positive evidence of our ability to generate sufficient U.S. and foreign income in future fiscal years which would allow us to recognize a portion of our deferred tax assets in the U.S. The tax benefit is included in our fiscal year 2011 Provision for (benefit from) income taxes.

(4) In fiscal year 2010, the Provision for (benefit from) income taxes includes a tax benefit of $54.0 million attributable to a worthless stock deduction for tax purposes of $154.0 million related to an insolvent United Kingdom subsidiary.

(5) We recorded $175.5 million related to Impairment of goodwill and intangible assets in fiscal year 2009 related to our North America and ASPAC reporting units.

(6) Our fiscal year 2008 Consolidated Statement of Operations includes $41.8 million of General and administrative expenses related to the restatement of interim financial information for the first three quarters of fiscal year 2007. We also recorded a $262.5 million Impairment of goodwill in our EMEA reporting unit and a $26.6 million Impairment of developed and core technology intangible assets. In addition, we recognized a $62.3 million Provision for income taxes for recording a full valuation allowance against all beginning of the year balances for U.S. deferred tax assets.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

This section and other parts of this Form 10-K contain forward-looking statements that involve risks and uncertainties. In some cases, forward-looking statements can be identified by words such as "anticipates," "expects," "believes," "intends," "potential," "continues," "plans," "predicts," and similar terms. Such forward-looking statements are based on current expectations, estimates, and projections about our industry, and management's beliefs and assumptions, and do not reflect the potential impact of any mergers, acquisitions, or other business combinations or divestitures that have not been completed. Forward-looking statements are not guarantees of future performance and our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed in Item 1A, Risk Factors above, and elsewhere in this report, including our disclosures of Critical Accounting Policies and Estimates in Item 7, our disclosures in Item 7A, Quantitative and Qualitative Disclosures About Market Risk, as well as in our consolidated financial statements and related notes. The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Form 10-K. Unless required by law, we undertake no obligation to update any forward-looking statements, whether as result of new information, future events, or otherwise.

Overview

Our Business

We are a leading global provider of payment solutions that enable secure electronic payment transactions and value-added services at the POS. We provide payment solutions and expertise at the POS via merchant-operated, consumer-facing, and self-service systems for, among others, the financial, retail, hospitality, petroleum, transportation, government and healthcare markets. Since 1981, we have designed and marketed payment solutions that facilitate the long-term shift toward electronic payment transactions and away from cash and checks in both developed and emerging economies worldwide. We have one of the leading electronic payment solutions brands and are one of the largest providers of electronic payment systems in the world.

Our customers include, among others, financial institutions, payment processors, petroleum companies, large retailers, taxi fleets, transportation agencies, government organizations, healthcare companies, quick service restaurants, advertisers and media companies. We also sell to distributors, resellers, system integrators, and ISOs who resell our products. Increasingly, we are engaging with non-traditional industry participants such as alternative payment companies, mobile phone operators, mobile wallet providers, coupon/offer providers and social media networks, who desire access and integration with our payment solutions at the POS to deliver their services and utilize sales and shopper related data.

We believe that we benefit from a number of competitive advantages gained through our 31-year history of success in our industry. These advantages include our globally trusted brand name, large installed base, significant involvement in the development of industry standards, security infrastructure, global operating scale, customizable platforms, and investment in research and development. Additionally, we compete primarily on the basis of the following additional key factors: end-to-end system solutions, product certifications, value-added applications, advanced product features, advanced communications modularity, reliability, supply chain scale and flexibility, payment data security, and low total cost of ownership as compared to other alternatives. We believe that these advantages position us well to capitalize on the continuing global shift toward electronic payment transactions.

Our industry's growth continues to be driven by the long-term shift toward electronic payment transactions and away from cash and checks, the increasing mobility of payment systems, a growing emphasis on contactless payments, the emergence of payments initiated by consumers through mobile wallets, the development of self-service payment systems, the growth of media-enabled payment solutions, and continued focus on security to reduce fraud and identity theft. In the U.S., we expect that our industry's growth may also be driven by the potential shift to EMV smartcard-based payments. We believe that all these trends will continue to drive demand for electronic payment systems in the future.

We have experienced revenue growth in both developed and emerging countries. In developed countries, we have experienced revenue growth driven mainly by customers upgrading and replacing their systems, for among other reasons to address compliance with security standards or implement new or better functionality. We also experienced revenue growth from expansion of service offerings. We have experienced revenue growth in emerging geographies, such as Latin America, more specifically Brazil, and certain countries in the Middle East and Africa, due to growing demand for electronic payment systems as a result of improvements in their economic conditions and efforts to modernize these economies to cashless payment systems. We expect demand to continue to grow in the future, with particular strength in emerging economies. We continue to devote research and development resources to address the market needs of both emerging and developed economies.

We operate in two business segments: North America and International. We define North America as the U.S. and Canada, and International as all other countries from which we derive revenues. Our reportable segments are the same as our operating segments. Net revenues and operating income (loss) of each operating segment reflect net revenues and expenses that directly benefit only that segment. The operating segment performance measures reviewed by our Chief Executive Officer exclude certain costs incurred on a company-wide basis, primarily stock-based compensation, as well as acquisition-related adjustments. These items are not allocated to our operating segments and are presented in the financial information by segment as "Corporate."

Significant Events

During the past two fiscal years, we completed acquisitions for the purpose of expanding our product and service offerings, as well as expanding our geographic reach. Our two largest acquisitions, Hypercom in August 2011 and Point in December 2011, have significantly increased our revenues and operating results outside the U.S. Additionally, our other acquisitions during fiscal year 2012 are expected to contribute to future North America results through new product and service offerings that we intend to also expand internationally. The results of operations from each of these acquisitions are included in our Consolidated Financial Statements from the date of acquisition. See Note 2, *Business Combinations*, of this Annual Report on Form 10-K for further information on these acquisitions.

On December 28, 2011, VeriFone, Inc. entered into the 2011 Credit Agreement, which initially consisted of a $918.5 million Term A loan, $231.5 million Term B loan, and $350.0 million Revolving loan, of which $300.0 million was initially funded. This financing, supplemented by our cash on hand, was used to fund the acquisition of Point, repay our previously outstanding loans, fund an escrow account to pay the interest and principal of the 1.375% Senior Convertible Notes that matured in June 2012, and fund the financing costs related to the 2011 Credit Agreement. On October 15, 2012, we entered into an Additional Credit Extension Amendment to the 2011 Credit Agreement, under which the Term A loan was increased by $109.5 million and the maximum amount available under the Revolving loan was increased by $75.5 million. See Note 12, *Financings,* of this Annual Report on Form 10-K for additional information.

On June 8, 2012, we received an unfavorable jury verdict in a patent infringement litigation captioned *Cardsoft, Inc. and Cardsoft (Assignment for the Benefit of Creditors), LLC v. VeriFone Holdings, Inc. et al.*, in which the jury awarded infringement damages of approximately $15.4 million based on the jury's determination to apply a $3 per unit royalty on those of our terminals that were subject to the infringement claim. In addition, although the district court has not yet issued judgment in this matter, Cardsoft filed a motion seeking a future royalty higher than the rate awarded by the jury. Given that an ongoing royalty is probable and estimable, effective in our fiscal quarter ended July 31, 2012, when the jury verdict was issued, we accrued $3 per unit to cost of net revenues for potential ongoing royalties. During the fiscal quarter ended October 31, 2012, we completed redesigns of the terminals subject to the jury's verdict specifically to address Cardsoft's allegations, and implemented such redesign in the U.S. We obtained the legal opinion of independent intellectual property counsel that our terminals, as redesigned, do not infringe the Cardsoft patents-in-suit, taking into account the claim construction of the District Court in the *Cardsoft* action. Accordingly, although the question of whether our products, as redesigned, infringe the Cardsoft patents-in-suit is subject to determination by a court, whether the District Court in the underlying trial or another court, we concluded based on the procedures taken and legal reviews obtained, that it is not probable that an ongoing royalty based on the jury's verdict applies to our terminals as redesigned, and ceased accruing an ongoing royalty on the basis for our implementation of the redesigns. See further discussion in Note 13, *Commitments and Contingencies,* of this Annual Report on Form 10-K for further information on this litigation.

Our Sources of Revenue

Our payment solutions generally consist of POS electronic payment systems that run our proprietary and third-party operating systems, security, encryption, application and certified payment software, as well as other third-party value-added applications. Our electronic payment systems are available in several modular configurations, offering our customers flexibility to support a variety of connectivity options, including various of the wired and wireless Internet connectivity infrastructures deployed globally. Our proprietary architecture enables multiple value-added applications, such as gift-card and loyalty-card programs, healthcare insurance eligibility, and time and attendance tracking, to reside on the same system without requiring recertification when new applications are added to the system.

Services are an increasingly important part of our overall revenue mix. We offer traditional services that span different aspects of the payments ecosystem, including equipment repair or maintenance, gateway processing, remote terminal management, software post-contract support, customized application development, helpdesk, customer service, warehousing and encryption or tokenization. We offer full service solutions, such as Point's "All in One" payment solution (also referred to as "Payment-as-a-Service"), as well as end-to-end estate management services. In addition, we offer more market specific services such as our GlobalBay mobile retailing software, LIFT retail services deployed at gas stations and convenience stores, and our digital media solutions, which utilize media enabled equipment to display digital content, such as our VNET (VeriFone digital network), in taxis and at petroleum dispensers at gas stations. We also offer our customers technical support for our installed payment systems, consulting and project management services for system deployment, and customization of integrated software solutions.

Timing of our customer orders may cause our revenue to vary from quarter to quarter. Specifically, revenues recognized in our fiscal quarters can vary significantly when larger customers or our distributors hold back orders due to regulatory or budget concerns. In addition, revenues can be back-end weighted when we receive sales orders and deliver a higher proportion of our System solutions toward the end of our fiscal quarters. This variability and back-end weighting of orders may adversely affect our results of operations in a number of ways and could negatively impact revenues and profits. First, the product mix of orders may not align with manufacturing forecasts, which could result in a shortage of the components needed for production. Second, existing manufacturing capacity may not be sufficient to deliver the desired volume of orders in a concentrated time when they are received. Third, back-end weighted demand could negatively impact gross margins through higher labor, delivery and other manufacturing and distribution costs. If, on the other hand, we were to seek to manage the fulfillment of back-end weighted orders through holding increased inventory levels, we would risk higher inventory obsolescence charges if our sales fall short of our expectations.

Because our revenue recognition depends on, among other things, the timing of product shipments, decisions we make about product shipments, particularly toward the end of a fiscal quarter, may impact our reported revenues. The timing of product shipments may depend on a number of factors, including price discussions with our customers, operating costs, including costs of air shipments if required, the delivery date requested by customers and our operating capacity to fill orders and ship products, as well as our own long and short-term business planning. These factors may affect timing of shipments and consequently revenues recognized for a particular period.

Critical Accounting Polices and Estimates

General

Management's Discussion and Analysis of Financial Condition and Results of Operations are based upon our Consolidated Financial Statements, which have been prepared in accordance with U.S. GAAP (generally accepted accounting principles). Our significant accounting policies are more fully described in Note 1, *Principles of Consolidation and Summary of Significant Accounting Policies,* in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K. On an ongoing basis, we evaluate our critical accounting policies and estimates. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our consolidated financial statements. The Company believes that the following discussion addresses the Company's most critical accounting policies.

Revenue Recognition

While the majority of our sales transactions contain standard business terms and conditions, there are some transactions that contain non-standard business terms and conditions, and, as a result, significant contract interpretation is sometimes required to determine whether an arrangement exists and what is included in the arrangement. In addition, our revenue recognition policy requires an assessment as to whether collection is probable, which inherently requires us to evaluate the creditworthiness of our customers.

We routinely enter into customer arrangements involving the long term use of our equipment (revenue generating assets). The assessment of whether these arrangements are operating or sales type leases requires judgment and estimates, including determining the expected residual value of the revenue generating assets at the end of the lease term. We estimate residual value considering the expected life of the revenue generating assets, which is generally five years.

We periodically enter into software development contracts with our customers that we recognize as net revenues on a completed contract or milestone basis. The assessment of possible losses on these arrangements requires that we estimate the total costs of the software development project. Changes in these estimates could materially impact our financial results.

We enter into arrangements with customers that include multiple deliverables. Significant judgment is required to determine the appropriate accounting for multiple element arrangements including: (1) whether elements represent separate deliverables; (2) the ESP (estimated selling price) for each deliverable; (3) the arrangement consideration to be allocated among the deliverables; (4) when to recognize net revenues on the deliverables; and (5) whether undelivered elements are essential to the functionality of delivered elements. Further, our determination of the ESP involves assessing factors such as the cost to produce the deliverable, the anticipated margin on that deliverable, the economic conditions and trends, the selling price and profit margin for similar parts and our ongoing pricing strategy and policies.

Changes in judgments on the above assumptions and estimates could materially impact the timing of revenue recognition. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Inventory Valuation and Liability for Purchase Commitments with Contract Manufacturers and Suppliers

The valuation of inventories requires us to determine obsolete or excess inventory and inventory that is not of salable quality. The determination of obsolete or excess inventories requires us to estimate the future demand for our products within specific time horizons, generally six months. If our demand forecast for specific products is greater than actual demand and we fail to reduce manufacturing output accordingly, we could be required to record additional inventory write-offs, which would have a negative impact on our gross profit percentage.

We review the adequacy of our inventory valuation on a quarterly basis. For production inventory, our methodology involves an assessment of the marketability of the product based on a combination of shipment history and future demand. We then evaluate the inventory found to be in excess and take appropriate write-downs to reflect the risk of obsolescence. This methodology is affected by our sales estimates. If actual demand were to be substantially lower than estimated, additional inventory write-downs for excess or obsolete inventories may be required.

We record accruals for estimated cancellation fees related to orders placed with our suppliers that have been canceled or are expected to be canceled. Consistent with industry practice, we acquire inventory through a combination of purchase orders, supplier contracts, and open orders based on projected demand information. These commitments typically cover our requirements for periods ranging from one to five months. If there is an abrupt and substantial decline in demand for one or more of our products or an unanticipated change in technological requirements for any of our products, we may be required to record additional accruals for cancellation fees that would negatively affect our results of operations in the period when the cancellation fees are identified and recorded.

Warranty Costs

We accrue for estimated warranty obligations at the time that revenue is recognized, and base those accruals on an estimate of future warranty costs for the delivered product. Our warranty obligation generally extends from one to three years from the date of shipment. We estimate such obligations based on the size of the installed base of products subject to warranty protection, historical and projected warranty claim rates, historical and projected costs associated with claims, and knowledge of specific product failures that are outside of our typical experience. Our estimates and judgments are affected by actual product failure rates and actual costs to repair. These estimates and judgments are more subjective for new product introductions as these estimates and judgments are based on our experience for similar products because we do not yet have actual history or experience for new products.

From time to time we encounter situations where our costs of warranty on a product vary significantly from expectations due to factors including defective parts, defective workmanship, or other unanticipated environmental or usage patterns. When encountered, a specific reserve is established for these atypical situations on a case by case basis and best available estimates are used to quantify the potential exposure.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to pay their invoices to us in full. We regularly review the adequacy of our allowance for doubtful accounts, considering the size of each customer's accounts receivable balance, their expected ability to pay, aging of their accounts receivable balances, and our collection history with them. An appropriate provision is made taking into account these factors. The Company's level of reserves for its customer accounts receivable fluctuates depending upon all of the factors mentioned above and could change significantly if their financial condition changes or the economy in general deteriorates.

Goodwill

Assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount involves assessing relevant events and circumstances that may impact the fair value and the carrying amount of the reporting unit. The identification of relevant events and circumstances and how these may impact a reporting units' fair value or carrying amount involve significant judgments and assumptions. These assumptions include identification of macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, VeriFone specific events and share price trends, whether those trends are more than temporary, and making the assessment on whether each relevant factor will impact the impairment test positively or negatively and the magnitude of any such impact.

When we perform a quantitative assessment of goodwill impairment, the determination of the fair value of a reporting unit involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions and determination of appropriate market comparables. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates. In addition, we make certain judgments and assumptions in allocating shared assets and liabilities to determine the carrying values for each of our reporting units.

Intangible Assets

We make judgments about the recoverability of purchased finite-lived intangible assets whenever events or changes in circumstances indicate that an impairment may exist. Each period we evaluate the estimated remaining useful lives of purchased intangible assets and whether events or changes in circumstances warrant a revision to the remaining periods of amortization. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

Contingencies and Litigation

The outcome of litigation is inherently uncertain and subject to numerous factors outside of our control. Significant judgment is required when we assess the likelihood of any adverse judgments or outcomes to a potential claim or legal proceeding, as well as potential ranges of probable losses, when the outcomes of the claims or proceedings are probable and reasonably estimable. A determination of the amount of accrued liabilities required, if any, for these contingencies is made after the analysis of each matter. Because of uncertainties related to these matters, we base our estimates on the information available at the time. As additional information becomes available, we reassess the potential liability related to pending claims and litigation and may revise our estimates. Any revisions in the estimates of potential liabilities could have a material impact on our results of operations and financial position.

Stock-Based Compensation

We account for stock-based employee compensation plans using fair value recognition and measurement principles and recognize compensation over the requisite service period for awards expected to vest. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results differ from our estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. In valuing stock-based awards, significant judgment is required in determining the expected volatility and the expected term individuals will hold their stock-based awards prior to exercising. Expected volatility of the stock is based on a blend of factors, such as the implied volatility of our options and the historical volatility of our own stock. The expected term of options granted is derived from the historical actual term of option grants and an estimate of future exercises during the remaining contractual period of the option. In the future, our expected volatility and expected term may change, which could substantially change the grant-date fair value of future awards of stock options and ultimately the expense we record.

Business Combinations

We are required to estimate the fair values assigned to assets acquired and liabilities assumed of acquired companies. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets.

Critical estimates in valuing intangible assets include but are not limited to: future expected cash flows from customer contracts, customer lists, distribution agreements and acquired developed technologies and patents; expected costs to develop IPR&D into commercially viable products and estimating cash flows from projects when completed; brand awareness and market position, as well as assumptions about the period of time the brand will continue to be used in our product portfolio; customer attrition rates and discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

Future expected cash flow to be generated from an acquired business is estimated based on the current financial performance of the business, then adjusted for expected market participant synergies that can be realized, the expected timing of future cash flows of all of the acquired business' products and services, the expected customer attrition rates and the future growth rates. The higher the projected cash flows, the higher the value of intangible assets.

Discount rates reflect the nature of our investment and the perceived risk of the underlying cash flows.

Income Taxes

Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year the differences are expected to reverse. In evaluating our ability to recover our deferred tax assets we consider all available positive and negative evidence including our past operating results, the existence of cumulative losses in past fiscal years and our forecast of future taxable income in the jurisdictions in which we have operations.

We have placed a valuation allowance on certain U.S. foreign tax credit related deferred tax assets and certain non-U.S. deferred tax assets because realization of these tax benefits through future taxable income does not meet the more-likely-than-not threshold. We intend to maintain the valuation allowances until sufficient positive evidence exists to support the reversal of the valuation allowances. An increase in the valuation allowance would result in additional tax expense in such period. We make estimates and judgments about our future taxable income that are based on assumptions that are consistent with our plans and estimates. Should the actual amounts differ from the estimates, the amount of the valuation allowance could be materially impacted.

We must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits and deductions, and in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes, as well as the interest and penalties relating to these uncertain tax positions. Significant changes to these estimates may result in an increase or decrease to our tax provision in a subsequent period.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws. Our estimate for the potential outcome of any uncertain tax issue is based on detailed facts and circumstances of each issue. Resolution of these uncertainties in a manner inconsistent with our expectations could have a material impact on our results of operations and financial condition.

As a result of the implementation of ASC 740-10, we recognize liabilities for uncertain tax positions based on the two-step process prescribed within the interpretation. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as this requires us to determine the probability of various possible outcomes. We re-evaluate these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision in the period.

Recent Accounting Pronouncements

Information with respect to recent accounting pronouncements may be found in Note 1, *Principles of Consolidation and Summary of Significant Accounting Policies,* in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K, which section is incorporated herein by reference.

Results of Operations

Net Revenues

Our sources of net revenues include (1) products, which include the sale or lease of electronic payment systems with incidental software or accessories; (2) services, which include our "All-in-One" payment services, fees for installation and deployment, customer support, repair services, transaction processing, custom software development and extended warranties, as well as advertising (or "placement") in and on taxis and displays at petroleum dispensers; and (3) software, which includes licenses for software to manage electronic payment solutions and encryption, enable mobile payment and provide value-added features to payment solutions.

We refer to net revenues from products and associated perpetual software licenses and accessories as System solutions net revenues. We refer to net revenues from services, equipment leases and term software licenses as Services net revenues.

Net revenues, which include System solutions and Services, are summarized in the following table (in thousands, except percentages):

	Years Ended October 31,									
	2012	% of Total net revenues	Change	% Change	2011	% of Total net revenues	Change	% Change	2010	% of Total net revenues
System solutions	$1,339,024	71.8%	$305,113	29.5%	$1,033,911	79.3%	$204,962	24.7%	$ 828,949	82.8%
Services	526,947	28.2%	256,992	95.2%	269,955	20.7%	97,367	56.4%	172,588	17.2%
Total net revenues	$1,865,971	100.0%	$562,105	43.1%	$1,303,866	100.0%	$302,329	30.2%	$1,001,537	100.0%

Total net revenues grew substantially in each year primarily due to net revenue contributions from acquired businesses. Net revenues were also impacted unfavorably in 2012 and slightly favorably in 2011 due to fluctuations in currency rates in certain geographies where we conduct business.

When used herein "net revenues from acquired businesses", which is measured quarterly, refers to net revenues from businesses acquired during the prior twelve months, and consists of net revenues derived from the sales channels of acquired resellers and distributors, and net revenues from System solutions and services attributable to businesses acquired in the twelve months preceding the respective financial quarters. For acquisitions of small businesses that are integrated within a relatively short time after the close of the acquisition, we assume quarterly net revenues attributable to such acquired businesses during the twelve months following acquisition remain at the same level as in the first full quarter after the acquisition closed.

Fiscal year 2012 net revenues included $460.0 million of net revenues from acquired businesses. These revenues were comprised of $189.5 million from Point, $223.0 million from Hypercom, and $47.5 million from other acquisitions. Fiscal year 2011 sales by VeriFone to Point totaled $21.6 million.

Fiscal year 2011 net revenues included $154.4 million of net revenues from acquired businesses. These revenues were comprised of $68.5 million from Hypercom and $85.9 million from other acquisitions.

We evaluate our revenues geographically based upon our two reportable segments: International and North America. Our International segment consists of our business in the EMEA, LAC and ASPAC territories. Our EMEA territory is comprised of our operations in Europe, the Middle East, and Africa. Our LAC territory consists of our operations in Latin America, which includes South America, Central America, including Mexico, and the Caribbean. Our ASPAC territory consists of our operations in the Asia Pacific region, including China, India, Japan, Australia, New Zealand and other countries in the region. Our North America territory is comprised of the U.S. and Canada.

Growth in net revenues with and without the impact of foreign currency fluctuations, is as follows:

	For fiscal year 2012 compared to fiscal year 2011			For fiscal year 2011 compared to fiscal year 2010		
	Net revenues growth	Impact due to foreign currency	Net revenues growth at constant currency	Net revenues growth	Impact due to foreign currency	Net revenues growth at constant currency
International						
EMEA	80.8%	(8.9)pts	89.7%	55.7%	2.9pts	52.8%
LAC	34.4%	(6.9)pts	41.3%	39.5%	1.0pts	38.5%
ASPAC	68.0%	(2.0)pts	70.0%	30.8%	3.3pts	27.5%
Total International	63.2%	(7.2)pts	70.4%	45.8%	2.3pts	43.5%
North America	9.3%	(0.1)pts	9.4%	10.3%	0.2pts	10.1%
Total	43.1%	(4.5)pts	47.6%	30.2%	1.4pts	28.8%

Excluding the impact of foreign currency fluctuations, our net revenues increased during both of the past two fiscal years primarily due to acquired businesses, increases in customer demand and global expansion of our product and service offerings into new territories. During fiscal year 2012, these increases were partially offset by changes in foreign currency rates. Foreign currency had the most significant impact in EMEA and LAC, due to fluctuations in the values of the Euro, British Pound and Brazilian Reais. During fiscal year 2011 foreign currency had a small positive impact on our growth rate.

Given the large percentage of our business outside the United States, we expect that future growth rates will also be impacted by foreign currency fluctuations.

We refer to our net revenues excluding the impact of foreign currency exchange rates as net revenues at constant currency. We determine net revenues at constant currency by recomputing net revenues denominated in currencies other than U.S. dollars in the current fiscal year using average exchange rates for that particular currency during the corresponding quarter of the prior year. We use this non-GAAP measure to evaluate performance on a comparable basis excluding the impact of foreign currency fluctuations. Net revenues at constant currency is a non-GAAP financial measure, which is information derived from consolidated financial information but not presented in our financial statements prepared in accordance with GAAP. Our management uses this non-GAAP measure to evaluate VeriFone's performance and operations, and to compare VeriFone's current results with those for prior periods as well as with the results of peer companies. This non-GAAP financial measure contains limitations, as it is not based on any comprehensive set of accounting rules or principles and may therefore differ from similar non-GAAP financial measures used by other companies. As a result, this non-GAAP measure should be considered as a supplement to, and not as a substitute for, or superior to, disclosures made in accordance with GAAP.

Net revenues product mix

System solutions net revenues as a percent of total net revenues has decreased in each of the past two fiscal years as a result of our emphasis on increasing recurring Services net revenues. The increase in the percentage of Services net revenues as a percent of total net revenues in fiscal year 2012 is primarily due to our acquisition of Point and the $79.4 million of net revenues derived from their "All-in-One" service offering. Additionally, Services net revenues grew at a faster pace than System solutions net revenues in both years as we have expanded our managed services offerings, launched a software post-contract support program in July 2011 in our North America Petroleum Services group, expanded our taxi media operations, and transitioned legacy taxi media agreements from solution to service oriented arrangements.

We expect to see a continued shift towards a higher proportion of Services net revenues relative to total net revenues in fiscal year 2013 due to the acquisition of Point and our continued development and sales of our Services offerings. We plan to expand the roll-out of Point's "All-In-One" payment solution beyond Point's traditional markets and also expect to offer more services to our systems solutions customers. As we transition to service oriented arrangements to drive increased recurring Services net revenues, we may experience a shift in the timing of Systems solutions net revenues depending on our performance obligations. We believe these service offerings will also provide opportunities for increases in recurring revenues.

System Solutions Revenues

System solutions net revenues are summarized in the following table (in thousands, except percentages):

	Years Ended October 31,						
	2012	Change	% Change	2011	Change	% Change	2010
International							
EMEA	$ 502,952	$151,493	43.1%	$ 351,459	$121,362	52.7%	$230,097
LAC	322,723	82,510	34.3%	240,213	67,013	38.7%	173,200
ASPAC	176,997	67,476	61.6%	109,521	23,847	27.8%	85,674
Total International	1,002,672	301,479	43.0%	701,193	212,222	43.4%	488,971
North America	342,933	7,435	2.2%	335,498	(4,491)	-1.3%	339,989
Corporate	(6,581)	(3,801)	136.7%	(2,780)	(2,769)	nm	(11)
Total	$1,339,024	$305,113	29.5%	$1,033,911	$204,962	24.7%	$828,949

nm- not meaningful

Fiscal Year 2012 vs. Fiscal Year 2011

The System solutions net revenues increase was primarily comprised of a $205.5 million increase in net revenues from acquired businesses and a $103.4 million increase from growth in our legacy operations. Economic improvements in certain international territories are driving infrastructure development initiatives and new product launches are increasing demand. In addition, net revenues increased as our Vx Evolution products became certified in new geographies. The increase in System solutions net revenues from acquired businesses included $165.6 million from Hypercom, $27.5 million for Point and $12.4 million from other fiscal year 2012 and 2011 acquisitions.

The International System solutions net revenues increase was primarily comprised of a $195.5 million increase from acquired businesses and $106.0 million increase due to international growth.

The EMEA System solutions net revenues increase was primarily comprised of a $130.4 million increase from acquired businesses and a $61.8 million increase in distributor sales. Overall, demand has increased in the region as merchants shift to using less cash and more electronic payment solutions. These increases were partially offset by a $24.0 million decrease in Southeast Europe due to the timing of customer orders. In particular, net revenues in Turkey decreased $12.1 million due to the timing of customer orders, exacerbated by the lack of clarity regarding technical specifications required to meet government certification requirements in June 2013 for certain payment systems. To the extent that these or other technical requirements are not clarified, we expect continued delays in customer demand. Net revenues also decreased $13.7 million in Western Europe due to a decrease in overall demand in vertical markets, such as banking, retail and petroleum, as a result of consolidation in our banking customer base and timing of large deployment projects. In Europe, net revenues were negatively impacted by fluctuations in the Euro and British Pound.

The LAC System solutions net revenues increase was primarily comprised of a $24.7 million increase from acquired businesses and a $57.8 million increase as a result of greater demand throughout the region driven by continued economic growth and the expansion of the electronic payment card industry as these economies modernize. Brazil grew $22.0 million, primarily due to large electronic payment initiatives as the Brazil electronic payment card industry continues to grow rapidly. We anticipate that growth in the electronic payment card industry in Brazil will continue but at decreased year over year rates. In addition, net revenues are heavily dependent on when these customers place orders. For example, net revenues from one customer increased $88.6 million during fiscal 2012, which was offset by a $60.0 million decrease from another customer. Net revenues increased $35.8 million in other areas of LAC due to increases in customer demand associated with modernization of these economies and the expansion of the electronic payment card industry.

The ASPAC System solutions net revenues increase was primarily comprised of a $40.4 million increase from acquired businesses and a $27.0 million increase, primarily in China and Greater Asia, due to increased demand in new markets where the payment card industry is expanding, such as Indonesia and Thailand. ASPAC net revenues in developed markets, such as Australia and New Zealand, were also impacted by the timing of customer orders.

The North America System solutions net revenues increase was primarily comprised of a $10.0 million increase from acquired businesses and a $22.0 million increase in vertical markets due to adoption of newer technologies, particularly our mobile solutions, offset by a $10.4 million reduction in Canada, where the conversion to EMV terminals has been largely completed, and a $14.9 million decrease related to sales to distributors that serve small and medium-sized business. These distributors have reduced their overall inventory levels as part of their ongoing efforts to improve inventory management costs and operational efficiencies. We believe distributor decisions are driven by a number of factors, including cost management efforts, which may cause distributors to alter their distribution models or inventory levels, timing of changes in standards, such as EMV, which in turn impact timing of purchases from us, and each distributor's perception of shifts in demand in their end markets.

Fiscal Year 2011 vs. Fiscal Year 2010

The System solutions net revenues increase was primarily comprised of a $103.9 million increase in net revenues from businesses acquired in fiscal year 2011 and a $103.8 million increase from growth in our legacy business. System solutions net revenue increases from acquired businesses included $50.1 million from Hypercom and $53.8 million from other fiscal year 2011 acquisitions.

The International net revenues increase was comprised of a $102.8 million increase from acquired businesses and $109.4 million due to growth in our existing operations and expansion in new geographies. Organic growth was a result of economic improvements in some of our existing territories and new product launches which boosted demand. The increase due to acquired businesses included $49.0 million from Hypercom (which we acquired on August 4, 2011), and $53.8 million from other acquisitions.

The EMEA net revenues increase was comprised of a $75.1 million increase from acquired businesses, $26.0 million increase in Russia due to improved economic conditions, $8.9 million increase in the U.K. driven by terminal deployment projects, $5.4 million increase in Africa due to increased demand and $13.2 million increase in Turkey associated with Vx Evolution product launches and improved economic conditions.

The LAC net revenues increase was comprised of a $9.0 million increase from acquired businesses, and a $58.0 million increase primarily as a result of increased demand throughout the region driven substantially by increased demand for the newly introduced the Vx Evolution products.

The ASPAC System solutions net revenues increase was comprised of a $18.7 million increase from acquired businesses, $6.9 million in Australia and New Zealand due to compliance driven terminal upgrades, $6.4 million in India associated with a terminal deployment cycle that was initiated by financial institutions in the second quarter of fiscal year 2011 and $3.4 million in southeast Asia from the addition of new customers, partially offset by an $11.4 million decrease in China as a result of a long-term customer's decision to delay purchases pending an internal asset management audit.

North America System solutions net revenues decreased $32.8 million as most petroleum customers completed their efforts to address the July 2010 PCI-PED compliance deadlines in fiscal year 2010 and $13.2 million due to the renewal of customer agreements as Service rather than System Solution arrangements. These decreases were partially offset by a $25.8 million increase in net revenues from our financial solutions market, which sells payment systems to small and medium-sized businesses through ISOs and payment processors and benefited from a reduction in resellers' inventory levels in the channel during the prior fiscal year that spurred renewed demand from these resellers in fiscal 2011. Additionally, the decreases were offset by a $10.4 million increase in our vertical solutions market due to timing of multi-lane retail and vertical market customers upgrading their systems and $7.4 million related to the Semtek business, which we acquired in September 2010 and continued to develop.

Outlook

Improved economic conditions in some parts of the world, particularly Latin America, Africa and parts of the Middle East, have favorably impacted global demand for our products. In Brazil, demand has increased substantially as result of the aggressive distribution of our payment terminals by two of our major distributors to Brazilian merchants in anticipation of potential new competition in the acquirer market in Brazil. We cannot predict whether this demand will be sustained. We have also experienced fluctuations in our net revenues due to the impact of foreign currency changes and are unable to predict how currency rates may change in the future. Moreover, many economies that have experienced economic improvements since the global recession in 2008, including the U.S., continue to experience some volatility and challenges in achieving sustained economic growth. In particular, Europe continues to experience significant economic volatility and uncertainty, including restrictive credit conditions due to the current European sovereign debt crisis, and the U.S. may experience volatility in the near future due to the impending "fiscal cliff" when certain tax rates may change and trigger an impact on global economic conditions. Any sustained economic weakness or deterioration in economic conditions, particularly if persistent, would adversely affect our business, operating results, and financial condition.

We expect International System solutions net revenues to benefit from the addition of our global acquisitions, as well as from the continued overall demand for our products internationally, including growth in emerging markets that continue to adopt electronic payments and create retail establishments. Globally, we expect that changes in payment technologies, our ability to develop and release new products, the timing of customer orders, as well as competitive pressures, may impact our net revenues in the future.

We expect growth in North America System solutions net revenues over the next several years to be driven by anticipated customer refreshes to replace aging terminals and by merchant purchases of more advanced systems in anticipation of the adoption of new technologies, such as NFC and other mobile device enabled payments at the POS. North America System solutions net revenues are also anticipated to grow as a result of the EMV standard that we expect will be adopted in the U.S. over the next several years, as the petroleum market continues to adopt new and more secure payment devices for petroleum dispensers, as our PAYware Mobile Enterprise solution grows as a result of retailers seeking to take payment with mobile devices throughout their stores, and as revenues from our acquired businesses continue to benefit from cross selling to legacy VeriFone customers.

We expect to see a continued shift towards a higher proportion of Services net revenues relative to total net revenues in fiscal year 2013 due to the acquisition of Point and our continued development and sales of our Services offerings. As we transition to service oriented arrangements, we may experience a shift in the timing of Systems solutions net revenues depending upon when all of our performance obligations are complete.

Services Revenues

Services net revenues are summarized in the following table (in thousands, except percentages):

	Years Ended October 31,						
	2012	Change	% Change	2011	Change	% Change	2010
International							
EMEA	$268,517	$200,389	294.1%	$ 68,128	$30,028	78.8%	$ 38,100
LAC	48,120	12,059	33.4%	36,061	11,457	46.6%	24,604
ASPAC	34,110	16,685	95.8%	17,425	8,436	93.8%	8,989
Total International	350,747	229,133	188.4%	121,614	49,921	69.6%	71,693
North America	190,097	38,892	25.7%	151,205	50,292	49.8%	100,913
Corporate	(13,897)	(11,033)	385.2%	(2,864)	(2,846)	15,811.1%	(18)
Total	$526,947	$256,992	95.2%	$269,955	$97,367	56.4%	$172,588

nm- not meaningful

Fiscal Year 2012 vs. Fiscal Year 2011

The total Services net revenues increase was primarily due to a $231.5 million increase from acquired businesses and a $36.4 million increase due to expansion of our service offerings in new and existing territories. The increase from acquired businesses was comprised of $140.4 million from Point, $57.4 million from Hypercom and $33.7 million from other fiscal 2012 and 2011 acquisitions.

The International Services net revenues increase was primarily due to a $216.3 million increase from acquired businesses and an $18.3 million increase throughout EMEA due to our efforts to develop various service offerings and expand them globally. The increase from acquired businesses included $140.4 million from Point and $57.1 million from Hypercom, of which $23.4 million was in EMEA, $17.0 million in LAC, and $16.6 million in ASPAC.

The North America Services net revenues increase was primarily due to a $15.2 million increase from acquired businesses and a $23.6 million increase that was primarily a result of the expansion of service offerings throughout North American markets, such as the 2011 launch of software maintenance programs in our Petroleum business and the geographic expansion of our taxi payment business, as well as increases in installation and deployment services corresponding with the increased System solutions net revenues in vertical markets.

The Corporate net revenues increase was primarily due to our acquisition of Point which resulted in a $16.2 million fair value decrease (step-down) in deferred Services net revenues at acquisition, of which $11.4 million was amortized during fiscal 2012. Corporate net revenues represent the reduction in net revenues post-acquisition resulting from the fair value decrease (step-down) in acquired deferred revenue.

Fiscal Year 2011 vs. Fiscal Year 2010

International Services net revenues increased $18.5 million due to our acquisition of Hypercom, which had service oriented businesses in all three international territories, $11.5 million due to other acquisitions, primarily in EMEA, and $19.9 million due to expansion of legacy service offerings globally.

North America Services net revenues increased $8.2 million due to the fiscal year 2010 acquisitions of Clear Channel Taxi Media business and WAY Systems, $13.2 million due to the impact of our transition of our taxi payments and advertising services business from primarily a System solutions business model to more of a Services model, $13.4 million due to the launch of software maintenance programs in the Petroleum Services business in late fiscal year 2010, $3.1 million from system deployment projects at large vertical customers and $1.9 million from our PAYware Connect gateway services.

Outlook

Worldwide, we have a number of programs underway that we believe will continue to grow Services revenues. We are expanding the roll-out of Point's All-In-One payment solution globally, we expect increased transaction and advertising revenues in our VeriFone media and taxi payments businesses as they expand internationally. We expect Services revenues in North America to increase as a result of growth in software maintenance programs, our media solutions business, and our expanded deployment of media related equipment at petroleum pumps to generate advertising and other service fees or rental revenue streams. In addition, we expect incremental Services net revenues as a result of the inclusion of a full year of results and growth from acquired businesses.

Gross Margin

The following table shows the gross margin and gross margin percentages for System solutions and Services (in thousands, except percentages):

	Years Ended October 31,							
	2012			2011			2010	
	Amounts	Gross Margin %	Change (% points)	Amounts	Gross Margin %	Change (% points)	Amounts	Gross Margin %
System solutions	$527,383	39.4%	2.8	$378,400	36.6%	0.6	$298,128	36.0%
Services	228,458	43.4%	1.4	113,350	42.0%	0.2	72,184	41.8%
Total	$755,841	40.5%	2.8	$491,750	37.7%	0.7	$370,312	37.0%

Gross margins improved primarily due to acquisitions of service oriented companies with higher gross margins, the expansion of our higher margin service offerings and lower corporate costs.

System Solutions Gross Margin

Fiscal Year 2012 vs. Fiscal Year 2011

System solutions gross margin improved primarily due to a net $9.5 million reduction in corporate items. International System solutions gross margins improved 1.0 point as a result of higher margin equipment sales by acquired businesses and into new markets. North America gross margins were comparable year over year.

We include as corporate items the fair value decrease (step-down) in deferred revenue at acquisition, increase to fair value (step-up) of inventory at acquisition, inventory obsolescence and scrap, specific warranty provisions and amortization of purchased intangible assets.

Corporate costs decreased due to an $18.5 million decrease in excess and obsolescence provisions following our transition to the Vx Evolution generation of products, which had resulted in an $11 million increase in the provision for excess and obsolete inventory during fiscal year 2011, as well as decreasing reserve requirements on inventory of acquired businesses such as Gemalto and Hypercom. It also decreased as a result of an $8.0 million decrease in product specific warranty reserves and a $6.5 million decrease in amortization of inventory fair value adjustments as the Hypercom inventory fair value adjustment has been fully amortized. These decreases were partially offset by $18.9 million in additional amortization of purchased intangible assets given the increase in purchased intangible assets from acquisitions in fiscal year 2012 and a $3.8 million decrease in the step-down of deferred revenues related to Hypercom.

As described above in the Overview to this Item 7, as a result of the unfavorable verdict we received in the ongoing *Cardsoft* patent litigation, the court for the *Cardsoft* matter may order that a royalty be applied to our future sales of the accused products in the U.S., which may be at the $3 per unit applied by the jury or at such higher rate as the court may determine. Although we believe that we have made changes to ensure that our products are not infringing, the court may not agree. If the court decides to order such a royalty, the cost per unit of our sales in the U.S. of the products subject to this litigation would be increased by the royalty ordered by the court, which may be the $3 per unit applied by the jury or such higher rate as the court may determine, and our gross margin may be materially adversely impacted. In fiscal year 2012, subsequent to the jury verdict, we have accrued $1.2 million of royalties to System solutions cost of net revenues.

Fiscal Year 2011 vs. Fiscal Year 2010

System solutions gross margin increased only slightly because increases from improved geography and product mix were offset by a $24.0 million increase in corporate costs primarily due to acquisitions. International gross margin increased as a result of favorable product mix impact due to increased sales of newer higher margin product solutions, which carry higher margins compared to certain previous generation solutions, as well as an improved geographic and customer mix in some regions. North America gross margin increased as we experienced favorable product and customer mix in our multi-lane retail and financial solutions markets.

Services Gross Margin

Fiscal Year 2012 vs. Fiscal Year 2011

Services gross margin increased primarily due to the acquisition of Point, offset by increased corporate items. Point's "All-in-One" payment solution, which represented 22.6% of International Services net revenues, has a gross margin higher than our fiscal 2011 Services gross margins. Gross margin also improved in EMEA because the taxi media business in the United Kingdom continued to expand. LAC Services gross margin decreased 9.7 points due to a less favorable mix of customers and service offerings. North America gross margins dropped 3.3 points primarily driven by reduced gross margin in our media business due to the higher costs on renewed taxi leases and in new advertising markets where revenues have not yet ramped, and also due to a shift in the mix including new offerings from recently acquired businesses and new initiatives, such as ChargeSmart and SAIL, that require initial investment resulting in lower margins. Offsetting corporate items increased $17.2 million, comprised of an $11.0 million increased step down in Services deferred revenue and $6.2 million of increased corporate costs.

Fiscal Year 2011 vs. Fiscal Year 2010

Services gross margin increased slightly overall because the benefit of improved Services gross margins in North America were offset by lower International Services gross margins following the acquisition of Hypercom. North America Services gross margins increased due to increased sales of higher margin services, such as software maintenance, taxi payment services and advertising. International Services gross margins decreased due to lower margins associated with the Hypercom services business in LAC, Australia and New Zealand, Gemalto services business in India and investments in the media and taxi payments businesses in the United Kingdom. These decreases were partially offset by non-Hypercom gross margin improvement in Brazil related to repair service cost efficiencies, as well as recognition of previously deferred revenue from several customers in Mexico.

Operating Expenses

Research and Development Expenses

Research and development expenses are summarized in the following table (in thousands, except percentages):

	Years Ended October 31,						
	2012	Change	% Change	2011	Change	% Change	2010
Research and development	$152,001	$42,846	39.3%	$109,155	$34,928	47.1%	$74,227
Percentage of net revenues	8.1%			8.4%			7.4%

Fiscal Year 2012 vs. Fiscal Year 2011

Personnel related research and development expenses increased $29.0 million due to headcount growth from acquired businesses and hiring to expand development of new products on new platforms and in new geographies. In addition, outside consultant costs incurred in developing our product portfolio increased $4.0 million, costs associated with the integration of our acquisitions increased $4.2 million and stock-based compensation expense increased $2.1 million.

Fiscal Year 2011 vs. Fiscal Year 2010

Personnel related research and development expenses increased $27.0 million due to headcount growth from acquired businesses and hiring to expand development of new products on new platforms and in new geographies. In addition, outside consultant costs incurred in developing our product portfolio increased $3.5 million, acquisition integration and restructuring related charges increased $1.0 million and stock-based compensation expense increased $1.3 million.

Outlook

We expect research and development expenses, assuming a stable currency environment, to grow in absolute amounts primarily as a result of the full year impact in fiscal year 2013 of businesses acquired in fiscal year 2012 and higher product development activities for a larger portfolio of product offerings.

Sales and Marketing Expenses

Sales and marketing expenses are summarized in the following table (in thousands, except percentages):

	Years Ended October 31,						
	2012	Change	% Change	2011	Change	% Change	2010
Sales and marketing	$179,694	$41,427	30.0%	$138,267	$43,601	46.1%	$94,666
Percentage of net revenues	9.6%			10.6%			9.5%

Fiscal Year 2012 vs. Fiscal Year 2011

Personnel related sales and marketing expenses increased $33.6 million due to headcount growth from acquired businesses and hiring to support business in new geographies and the launch of new products and initiatives. In addition, sales and marketing expenses associated with global marketing campaigns increased $7.9 million and stock-based compensation expense increased $2.8 million. These increases were offset partially by a $6.1 million decrease in acquisition-related integration charges.

Fiscal Year 2011 vs. Fiscal Year 2010

Personnel related sales and marketing expenses increased $28.3 million due to headcount growth from acquired businesses and hiring to support general business expansion and the launch of new products and initiatives. In addition, restructuring related charges increased $5.4 million, stock-based compensation expense increased $4.0 million, spending on global marketing initiatives increased $2.8 million and acquisition related integration charges increased $2.2 million.

Outlook

We expect sales and marketing expenses, assuming a stable currency environment, to grow in absolute amounts as the result of the full year impact in fiscal year 2013 for businesses acquired in fiscal year 2012, and as general business growth requires.

General and Administrative Expenses

General and administrative expenses are summarized in the following table (in thousands, except percentages):

	Years Ended October 31,						
	2012	**Change**	**% Change**	**2011**	**Change**	**% Change**	**2010**
General and administrative	$175,174	$51,385	41.5%	$123,789	$39,418	46.7%	$84,371
Percentage of net revenues	9.4%			9.5%			8.4%

Fiscal Year 2012 vs. Fiscal Year 2011

Personnel related general and administrative expenses increased $25.0 million due to headcount growth from acquisitions and hiring to support general business growth. In addition, outside services such as legal, accounting and IT services to support the growing business increased $15.0 million, and stock-based compensation increased $5.1 million.

Fiscal Year 2011 vs. Fiscal Year 2010

Acquisition related charges, largely professional and outside service fees, increased $23.7 million, personnel related costs increased $15.3 million due to headcount growth from acquisitions and hiring to support VeriFone's growing business requirements, and stock-based compensation expense increased $7.1 million.

Outlook

We expect general and administrative expenses, assuming a stable currency environment, to vary due to the full year impact in fiscal year 2013 for acquisitions completed in fiscal years 2012, as well as future acquisitions and changes in acquisition related charges.

Patent Litigation Loss Contingency Expense

We recognized a $17.6 million patent litigation loss contingency expense in fiscal year 2012 as a result of an unfavorable jury verdict issued on June 8, 2012 against VeriFone and Hypercom in an ongoing patent infringement action that was filed in 2008 and which alleges patent infringement by certain VeriFone and Hypercom products. In addition to the unfavorable jury verdict, we believe it is probable that the district court in this matter will order an ongoing royalty on sales of the accused devices in the U.S. of at least $3 per unit. See further discussion in Note 13, *Commitments and Contingencies*, in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K.

Future patent litigation loss contingency expense is dependent on the outcome of legal matters. See Note 13, *Commitments and Contingencies* of this Annual Report on Form 10-K for additional information.

Amortization of Purchased Intangible Assets

Amortization of purchased intangible assets expenses are summarized in the following table (in thousands, except percentages):

	Years Ended October 31,						
	2012	**Change**	**% Change**	**2011**	**Change**	**%Change**	**2010**
Cost of net revenues	$ 40,468	$21,310	111.2%	$19,158	$(2,109)	(9.9)%	$21,267
Operating expenses	83,795	68,966	465.1%	14,829	205	1.4%	14,624
Total amortization of purchased intangible assets	$124,263	$90,276	265.6%	$33,987	$(1,904)	(5.3)%	$35,891

Fiscal Year 2012 vs. Fiscal Year 2011

Amortization of purchased intangible assets increased as a result of new acquisitions. Amortization of intangibles from the Point acquisition totaled $58.6 million in fiscal 2012. Amortization of intangibles from the Hypercom acquisition totaled $42.7 million and $10.8 million in fiscal years 2012 and 2011.

Fiscal Year 2011 vs. Fiscal Year 2010

Amortization of purchased intangible assets increased primarily as a result of amortization of new intangible assets from fiscal year 2011 acquisitions, partially offset by a decrease in amortization as purchased intangible assets became fully amortized.

Outlook

We expect amortization of purchased intangible assets to increase in fiscal year 2013 due to the full year impact of amortization of intangible assets related to businesses acquired in fiscal year 2012, offset partially by previously acquired intangibles reaching the end of their respective useful lives.

Other Income and Expenses

Interest Expense

Interest expenses are summarized in the following table (in thousands, except percentages):

	Years Ended October 31,						
	2012	**Change**	**% Change**	**2011**	**Change**	**%Change**	**2010**
Interest expense	$62,830	$33,880	117.0%	$28,950	$606	2.1%	$28,344

Fiscal Year 2012 vs. Fiscal Year 2011

Interest expense increased primarily as a result of the 2011 Credit Agreement, which was entered into in December 2011 in connection with the Point acquisition. Outstanding debt at October 31, 2012 was $1.3 billion compared to $483.8 million at October 31, 2011. In addition, interest expense during fiscal year 2012 included $5.3 million of accelerated amortization of debt issuance costs in connection with debt extinguishments.

Fiscal Year 2011 vs. Fiscal Year 2010

Interest expense was relatively unchanged between fiscal years 2011 and 2010.

Outlook

We expect interest expense to increase in fiscal year 2013 as a result of the full fiscal year impact of the higher outstanding borrowings.

Interest Income

Interest Income is summarized in the following table (in thousands, except percentages):

	Years Ended October 31,						
	2012	Change	% Change	2011	Change	%Change	2010
Interest income	$4,399	$1,804	69.5%	$2,595	$1,317	103.1%	$1,278

Fiscal Year 2012 vs. Fiscal Year 2011

Interest income increased due to higher interest earned on our short-term investments in Brazil, where interest rates have been over 7.5%, and due to an increase in average interest-earning cash balances in Singapore.

Fiscal Year 2011 vs. Fiscal Year 2010

Interest income increased primarily due to higher interest income from our short-term investments in Brazil, combined with the impact of an increase in average cash balances.

Outlook

We expect interest income to fluctuate based upon our invested cash balances and the interest rate markets in the countries where we maintain significant cash balances.

Other Income (Expense), Net

Other Income (Expense), net is summarized in the following table (in thousands, except percentages):

	Years Ended October 31,						
	2012	Change	% Change	2011	Change	%Change	2010
Other income (expense), net	$(20,761)	$(32,690)	-274.0%	$11,929	$8,545	252.5%	$3,384

Fiscal Year 2012 vs. Fiscal Year 2011

Other income (expense), net decreased primarily due to a $22.5 million foreign currency loss recognized in December 2011 related to the difference between the forward rate on contracts purchased to lock in the U.S. dollar equivalent purchase price for our Point acquisition and the actual rate on the date of derivative settlement. This loss was partially offset by a $1.5 million gain on the currency we held from the date of the derivative settlement until the funds were transferred to purchase Point. In addition, there were $8.8 million of one-time gains in fiscal 2011 that did not recur in fiscal 2012, $2.9 million increased losses on equity investments, and a $1.5 million increase in foreign currency losses. These items were partially offset by a $2.5 million increase in releases of acquisition-related contingency accruals as statutes of limitations expired.

Fiscal Year 2011 vs. Fiscal Year 2010

Other income (expense), net increased $4.6 million due to a gain related to the settlement agreement we reached with Lehman Derivatives for the call options on the Senior Convertible Notes, (see Note 12, ***Financings***, in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K), $1.8 million due to the bargain purchase gain on our acquisition of the Gemalto POS business, a $2.4 million gain from adjustments to deferred acquisition consideration payable, the non-recurrence of a $1.9 million loss on equity investment and a $1.8 million decrease in net foreign exchange losses, offset by a $2.9 million decrease in the amounts reversed as a result of the expiration of the statute of limitations on certain tax contingencies.

Outlook

Due to the varied nature of the transactions included in Other income (expense), net, future fluctuations are not predictable.

Provision for Income Taxes

The provision (benefit) for income taxes is summarized in the following table (in thousands, except percentages):

	Years Ended October 31,						
	2012	Change	% Change	2011	Change	%Change	2010
Provision for (benefit from) income taxes	$2,050	$193,462	-101.1%	$(191,412)	$(170,830)	830.0%	$(20,582)

The income tax expense recorded for fiscal year 2012 was primarily attributable to earnings from operations in the U.S. The income tax benefit for fiscal year 2011 was primarily attributable to the release of a portion of our valuation allowance against U.S. federal and state deferred tax assets. The income tax benefit recorded for fiscal year 2010 was primarily attributable to the recognition of a worthless stock deduction.

The effective tax rate for fiscal year 2012 is lower than the U.S. statutory tax rate due to earnings in countries where we are taxed at lower rates compared to the U.S. federal and state statutory rates and reversal of uncertain tax position liabilities as statutes of limitations expired and issues were resolved. During January 2012, we entered into a formal settlement with the Israeli tax authorities for the calendar year 2006 audit and, accordingly, released $2.6 million of excess accrued tax liabilities associated with this audit.

As of October 31, 2012, on a worldwide basis we have recorded a net deferred tax asset of $30.1 million. The realization of the deferred tax assets is primarily dependent on us generating sufficient U.S. and foreign taxable income in future fiscal years. Based on historical profits and expectations of future results, we determined that there was sufficient positive evidence to support the release of the valuation allowance of $210.5 million against the majority of our U.S. federal and state deferred tax assets in the fourth quarter of fiscal 2011.

Additionally, we have maintained a valuation allowance on certain U.S. foreign tax credit related deferred tax assets and certain non-U.S. deferred tax assets because realization of these tax benefits through future taxable income is not more likely than not as of October 31, 2012. We intend to maintain the valuation allowances until sufficient positive evidence exists to support the reversal of the valuation allowances. The valuation allowance for deferred tax assets was $173.2 million and $168.2 million, as of October 31, 2012 and 2011. Our deferred tax asset valuation allowance increased by $5.0 million for the fiscal year ended October 31, 2012 primarily attributable to the increase in U.S. foreign tax credit during the year.

The tax loss carry forwards as of October 31, 2012 were primarily related to tax losses in the U.S. of $240.6 million, in Ireland of $144.8 million, in Brazil of $76.9 million, in Sweden of $39.3 million, in the United Kingdom of $33.9 million, and various other non-U.S. countries of $46.1 million. Approximately $280.0 million of foreign tax losses may be carried forward indefinitely. The remaining balance of approximately $301.5 million of tax losses is subject to limited carry forward terms of 5 to 20 years.

We are currently under audit by the Internal Revenue Service for fiscal years 2005-2010 related to our 5 year net operating loss carry back from fiscal 2010. The examination is currently in process with no proposed adjustments to date.

We also have certain foreign subsidiaries under audit, by foreign tax authorities, including Brazil for calendar years 2004 and 2006, Israel for fiscal years 2007 to 2009 and India for fiscal years 2006 to 2009. Although we believe we have properly provided for income taxes for the years subject to audit, the Brazil, Israel and Indian taxing authorities may adopt different interpretations. We have not yet received any final determinations with respect to these audits. We have accrued tax liabilities associated with these audits. With few exceptions, we are no longer subject to tax examination for periods prior to 2003.

We have a Singapore Pioneer Tax Holiday for fiscal years 2006 through 2011 with a one year extension through our fiscal year 2012. At the expiration of the tax holiday, our income in Singapore will be taxed at the statutory rate of 17% instead of the agreed Pioneer Tax Holiday rate of 0% which may impact our effective tax rate. As a result of the expiration of the Singapore tax holiday at October 31, 2012 we have established a new foreign principal company in another low tax jurisdiction effective November 1, 2012. This will reduce the impact of the expiration of the tax holiday on the effective tax rate. The tax benefit of the tax holiday for the years ended October 31, 2012, 2011, and 2010 was $19.2 million ($0.17 per diluted share), $13.6 million ($0.14 per diluted share), and $8.3 million ($0.10 per diluted share). Singapore was the single most significant foreign tax jurisdiction during fiscal year 2012.

Our effective tax rate could be adversely affected by a number of factors, including shifts in the mix of pretax profits and losses by tax jurisdiction, loss or cessation of tax holidays or other tax benefit in one or more jurisdictions, our ability to use tax credits, changes in tax laws or related interpretations in the jurisdictions in which we operate, including jurisdictions which currently impose low or no taxes on our operations in those jurisdictions.

Effective November 1, 2007, we adopted ASC 740 -10, *Accounting for Uncertainty in Income Taxes*. We have recorded our ASC 740 liability as a long-term liability and we will continue to recognize interest and penalties related to income tax matters in income tax expense. The amount of unrecognized tax benefits could be reduced upon closure of tax examinations or if the statute of limitations on certain tax filings expires without assessment from the tax authorities. We believe that it is reasonably possible that there could be a reduction in unrecognized tax benefits due to statute of limitation expirations in multiple tax jurisdictions during the next 12 months that is not material. Interest and penalties accrued on these uncertain tax positions will also be released upon the expiration of the applicable statutes of limitations.

Liquidity and Capital Resources

Our primary liquidity and capital resource needs are to service our debt, finance working capital, and to make capital expenditures and investments. As of October 31, 2012, our primary sources of liquidity were cash and cash equivalents of $454.1 million, as well as amounts available to us under the Revolving loan, which is part of our 2011 Credit Agreement.

Cash and cash equivalents as of October 31, 2012 included $410.3 million held by our foreign subsidiaries. If we decide to distribute or use such cash and cash equivalents outside those foreign jurisdictions, including a distribution to the U.S., we may be subject to additional taxes or costs.

On December 28, 2011, VeriFone, Inc. entered into the 2011 Credit Agreement, which initially consisted of a $918.5 million Term A loan, $231.5 million Term B loan, and $350.0 million Revolving loan, of which $300.0 million was initially funded. This financing, supplemented by our cash on hand, was used to fund the acquisition of Point, repay our previously outstanding loans, fund an escrow account to pay the interest and principal of our 1.375% Senior Convertible Notes that matured in June 2012, and fund certain financing and transaction costs. On October 15, 2012, we entered into an Additional Credit Extension Amendment to the 2011 Credit Agreement, under which the Term A loan was increased by $109.5 million and the maximum amount available under the Revolving loan was increased by $75.5 million. As of October 31, 2012, our outstanding borrowings under the 2011 Credit Agreement consisted of $993.6 million in Term A loans, $99.8 million in Term B loans and a $425.5 million Revolving loan, of which $210.0 million was drawn and outstanding as of such date. See Note 12, *Financings,* of this Annual Report on Form 10-K for additional information.

Our future capital requirements may vary significantly from prior periods as well as from those currently planned. These requirements will depend on a number of factors, including operating factors such as our terms and payment experience with customers and investments we may make in product or market development, as well as timing and availability of financing. Finally, our capital needs may be significantly affected by any acquisition we may make in the future due to any cash consideration in the purchase price, related transaction costs, and related restructuring costs. Based upon our current level of operations, we believe that we have the financial resources to meet our business requirements for the next year, including capital expenditures, working capital requirements, future strategic investments, and compliance with our financial covenants.

The net increases (decreases) in cash and cash equivalents are summarized in the following table (in thousands):

	Years Ended October 31,				
	2012	Change	2011	Change	2010
Net cash provided by (used in):					
Operating activities	$ 217,963	$ 43,390	$174,573	$ 18,547	$156,026
Investing activities	(1,118,034)	(1,054,865)	(63,169)	(38,070)	(25,099)
Financing activities	768,146	729,472	38,674	49,056	(10,382)
Effect of foreign currency exchange rate changes on cash	(8,565)	(7,912)	(653)	(249)	(404)
Net increase (decrease) in cash and cash equivalents	$ (140,490)	$ (289,915)	$149,425	$ 29,284	$120,141

Operating Activities

Fiscal Year 2012 vs. Fiscal Year 2011

Net cash provided by operating activities increased due to a $112.5 million increase in net cash provided by operating activities before changes in operating assets and liabilities, partially offset by an $69.1 million decrease in cash flows that resulted from changes in operating assets and liabilities.

The $112.5 million increase in net cash provided by operating activities before changes in operating assets and liabilities reflects the $264.1 million increase in our gross margins due to our revenue growth. Our increased gross margins were offset by an approximately $82.3 million increase in cash operating expenses, a $31.6 million increase in cash paid for interest as a result of our increased debt and a $39.7 million increase in cash paid for income taxes.

The $69.1 million decrease in cash flows from changes in operating assets and liabilities is primarily due to an investment in inventory, increased prepaids and other assets, and decreased current and long-term liabilities, offset by increases in cash flows due to decreased deferred revenue, a smaller increase in accounts receivable compared with the prior year, and increased accounts payable.

Fiscal Year 2011 vs. Fiscal Year 2010

Net cash provided by operating activities increased primarily due to an increase in cash flows resulting from changes in working capital. The change in cash provided by operations before changes in working capital was due to a $183.4 million increase in net income and a $28.2 million increase in non-cash items, offset by a $211.6 million increase in deferred income taxes.

Changes in working capital during the fiscal year ended October 31, 2011 were largely attributable to a $29.5 million increase in accounts payable due to increased business activities, a $23.2 million decrease in inventory due to timing of product purchases and shipments, a $14.8 million increase in deferred revenues due to an increase in sales volume, and a $22.6 million increase in other current and long-term liabilities. These changes were partially offset by a $72.4 million increase in accounts receivable primarily due to increased net revenues and billings that were later in the fourth quarter of fiscal year 2011 than the same period in fiscal year 2010, and a $1.8 million increase in prepaid expenses and other assets.

Outlook

We expect to continue to generate cash from operating activities as operating profits expand with the growth of the business and as acquisition and integration costs diminish (excluding the impact of any future acquisitions). Excluding the impact of any future acquisitions, we expect spending on acquisition and integration costs to decrease as we complete integration of past acquisitions. Working capital levels fluctuate significantly depending on the timing of cash receipts and payments.

Investing Activities

Fiscal Year 2012 vs. Fiscal Year 2011

Net cash used in investing activities increased as a result of our acquisition of Point in December 2011 for a net cash outlay of $999.2 million ($1,024.5 million in cash consideration paid, offset by $25.3 million in cash acquired), $70.2 million due to cash outlays for other acquisitions, and $48.4 million due to an increase in capital expenditures primarily to support our growing Services businesses. These cash outlays were offset by $13.4 million of cash received during fiscal 2012 upon collection of other receivables acquired as part of our acquisition of Hypercom.

Fiscal Year 2011 vs. Fiscal Year 2010

Net cash used in investing activities increased primarily due to $39.1 million of increased net cash applied to acquisitions of businesses, partially offset by $5.0 million in equity investments made in fiscal year 2010. In fiscal year 2011, the main uses of cash were payments of $14.2 million for the Gemalto POS acquisition and $35.8 million for the Hypercom acquisition, and $14.8 million for purchases of machinery and computer equipment. These cash payments were partially offset by $3.5 million net cash acquired in the CSC acquisition.

Outlook

We expect that cash flows for investing activities will continue for transactions such as business acquisitions, capital expenditures for new service infrastructure to support our global business. In particular, we expect to make additional investments in revenue generating assets as we expand the roll-out of Point's "All-In-One" payment solution beyond Point's traditional markets and as we expand deployment of media-related equipment.

Financing Activities

Fiscal Year 2012 vs. Fiscal Year 2011

Net cash provided by financing activities increased primarily due to $1,647.1 million of net proceeds from borrowings under the 2011 Credit Agreement, of which $279.2 million was used to redeem the 1.375% Senior Convertible Notes, including interest, upon their maturity in June 2012, and $216.8 million was used to repay prior debt in December 2011 when the 2011 Credit Agreement was funded.

During fiscal year 2012, we reduced the amount drawn under our Revolving loan from $300.0 million to $210.0 million with available cash on hand in order to minimize our interest cost, while preserving the ability to re-borrow funds under the Revolving loan. We also repaid $130.0 million of our Term B loan and made $36.2 million of scheduled debt repayments on the Term A and Term B loans.

After execution of the Extension Amendment on October 15, 2012, we utilized the proceeds of the $109.5 million add-on Term A loans plus $1.3 million cash to repay $110.0 million of the outstanding Revolving loan and to pay additional debt issuance costs of $0.8 million.

Net proceeds received from issuance of common stock through equity incentive plans decreased by $18.2 million in the fiscal year 2012. We also paid $24.6 million for acquisition related contingent consideration and hold-back amounts related to past acquisitions.

Fiscal Year 2011 vs. Fiscal Year 2010

Net cash flows from financing activities increased primarily due to a $35.7 million increase in proceeds from stock option exercises and the $11.7 million acquisition of the noncontrolling interest in a business in April 2010 that did not recur. The fiscal year 2011 cash provided by financing activities consisted primarily of $48.5 million of proceeds from the exercise of stock options under our employee equity incentive plans, partially offset by $10.2 million of repayments of debt.

Outlook

We expect future cash outflows related to financing activities as we make voluntary and scheduled payments on borrowings under the 2011 Credit Agreement and settle acquisition-related contingent obligations, which we expect will exceed future proceeds received from issuance of common stock through equity incentive plans.

2011 Credit Agreement

On December 28, 2011, VeriFone, Inc. entered into the 2011 Credit Agreement, which initially consisted of a $918.5 million Term A loan, $231.5 million Term B loan, and $350.0 million Revolving loan, of which $300.0 million was initially funded. This financing, supplemented by our cash on hand, was used to fund the acquisition of Point for €600.0 million (approximately USD $774.3 million at foreign exchange rates on the closing date), repay Point's outstanding debt of approximately €190 million (approximately $250.3 million at exchange rates on the closing date), repay $216.8 million on our previously outstanding loans, fund a $279.2 million escrow account to pay the interest and principal of our 1.375% Senior Convertible Notes that matured in June 2012, and fund $41.6 million of financing and transaction costs. On October 15, 2012, we entered into an Additional Credit Extension Amendment to the 2011 Credit Agreement, under which the Term A loan was increased by $109.5 million and the maximum amount available under the Revolving loan was increased by $75.5 million. In addition, we reduced the outstanding balance of the Revolving loan by $110.0 million. The Revolving loan expires on December 28, 2016. As of October 31, 2012, our outstanding borrowings under the 2011 Credit Agreement consisted of a $993.6 million Term A loan, a $99.8 million Term B loan and a $425.5 million Revolving loan, of which $210.0 million was drawn and outstanding. See Note 12, *Financings,* of this Annual Report on Form 10-K for additional information.

In fiscal year 2012, we repaid $130.0 million of our Term B loan. In connection with these transactions, we expensed $3.2 million of deferred debt issuance costs related to the Term B loan.

After execution of the Extension Amendment, we utilized the proceeds of the $109.5 million add-on Term A loans plus $1.3 million cash to repay $110.0 million of the outstanding Revolving loan and to pay additional debt issuance costs of $0.8 million.

We incurred $41.6 million of issuance costs in connection with the 2011 Credit Agreement and $0.8 million of issuance costs in connection with the Extension Agreement. These costs were capitalized in Other long-term assets on our Consolidated Balance Sheets, and the costs are being amortized to interest expense using the effective interest method over the term of the credit facilities, which is 5 or 7 years.

As of October 31, 2012, VeriFone has elected the "Eurodollar Rate" margin option under our borrowings under the 2011 Credit Agreement. As such, the interest rate on the Term A and Revolving loan was 2.72%, which was one month LIBOR plus 2.50% margin, and the interest rate on the Term B loan was 4.25%, which was the higher of one month LIBOR or 1.00% plus 3.25% margin. The unused revolving loan facility's commitment fee was 0.375% and the amount available to draw under the Revolving loan was $215.5 million.

As of October 31, 2012, interest margins are 2.50% for the Term A loan and the Revolving loan, and 3.25% for the Term B loan.

We were in compliance with all financial covenants under the 2011 Credit Agreement as of October 31, 2012.

On March 23, 2012, we entered into a number of interest rate swap agreements to effectively convert $500.0 million of the Term Loan A from a floating rate to a 0.71% fixed rate plus applicable margin. The interest rate swaps qualify for hedge accounting treatment as cash flow hedges. The interest rate swaps are effective for the period from March 30, 2012 to March 31, 2015 or 36 months.

Point Overdraft Facility

Our 51% majority owned subsidiary of Point, Babs Paylink AB, has an unsecured overdraft facility with Swedbank, the 49% stockholder of Babs Paylink AB, that terminates in December 2012. The overdraft facility limit is SEK (Swedish Krona) 60.0 million (approximately $9.0 million at foreign exchange rates as of October 31, 2012). The interest rate is the bank's published rate plus a margin of 2.55%. At October 31, 2012, the interest rate was 3.9%. There is a 0.25% commitment fee payable annually in advance, and the overdraft facility is renewable annually on December 31. As of October 31, 2012, SEK 15.6 million (approximately $2.3 million at foreign exchange rates as of October 31, 2012) was outstanding and SEK 44.4 million (approximately $6.7 million at foreign exchange rates as of October 31, 2012) was available.

Contractual Commitments

Contractual Obligations

The following table summarizes our contractual obligations as of October 31, 2012 (in thousands):

	Years Ended October 31,						
	2013	2014	2015	2016	2017	Thereafter	Total
2011 Credit Agreement (1)	$ 89,233	$125,964	$135,995	$209,583	$788,217	$ 99,424	$1,448,416
Capital lease obligations and other loans	3,142	889	50	40	40	471	4,632
Operating leases (2)	44,866	33,644	25,976	21,164	19,264	36,486	181,400
Minimum purchase obligations	134,711	—	—	—	—	—	134,711
	$271,952	$160,497	$162,021	$230,787	$807,521	$136,381	$1,769,159

(1) Interest in the above table has been calculated using the rate in effect at October 31, 2012.

(2) Operating leases includes $113.1 million of minimum contractual obligations on taxi related leases where payments are based upon taxis in service. Amounts in the above table are based upon the number of operational taxicabs under those arrangements at October 31, 2012.

We expect that we will be able to fund our remaining obligations and commitments with future cash flows from our ongoing operations and our $454.1 million of cash and cash equivalents held as of October 31, 2012. To the extent we are unable to fund these obligations and commitments with existing cash and cash flows from operations, we can draw upon the additional amounts available under our 2011 Credit Agreement or future debt or equity financings.

Bank Guarantees

We have issued bank guarantees to certain of our customers and vendors as required in some countries to support certain of our performance obligations under our service or other agreements with these respective customers or vendors. As of October 31, 2012, the maximum amounts that may become payable under these guarantees was $5.8 million.

Manufacturing Agreements

We work on a purchase order basis with third-party contract manufacturers with facilities primarily located in China, Singapore, Malaysia, Brazil, Germany, Romania, and France, and component suppliers located throughout the world to supply nearly all of our finished goods inventories, spare parts, and accessories. We generally provide each such supplier with a purchase order to cover the manufacturing requirements, which, subject to the underlying terms and conditions, constitutes a binding commitment by us to purchase materials and finished goods produced by the manufacturer as specified in the purchase order. Most of these purchase orders are considered to be non-cancelable and are expected to be paid within one year of the issuance date. As of October 31, 2012, the amount of purchase commitments issued to contract manufacturers and component suppliers totaled approximately $134.7 million. Of this amount, $14.6 million has been recorded in Other current liabilities in the accompanying Consolidated Balance Sheets because these commitments are not expected to have future value to us.

We utilize a limited number of third parties to manufacture our products and rely upon these contract manufacturers to produce and deliver products to our customers on a timely basis and at an acceptable cost. Furthermore, a majority of our manufacturing activities are concentrated in China. As a result, disruptions to the business or operations of the contract manufacturers or to their ability to produce the required products in a timely manner, and particularly disruptions to the manufacturing facilities located in China, could significantly impact our business and operations. In addition, a number of components that are necessary to manufacture and assemble our systems are specifically customized for use in our products and are obtained from sole source suppliers on a purchase order basis. Because of the customized nature of these components and the limited number of available suppliers, if we were to experience a supply disruption, it would be difficult and costly to find alternative sources in a timely manner.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

We are exposed to market risk related to changes in interest rates and foreign currency exchange rates. These exposures may change over time as business practices evolve and could have a material adverse impact on our financial results.

Interest Rate Risk

We are exposed to interest rate risk related to our borrowings. These borrowings generally bear interest based upon the one-month LIBOR rate. As of October 31, 2012, a 25 basis point increase in interest rates on our borrowings subject to variable interest rate fluctuations would increase our interest expense by approximately $3.2 million annually.

On March 23, 2012, we entered into a number of interest rate swap agreements to effectively convert $500.0 million of the Term A loan from a floating rate to a 0.71% fixed rate plus applicable margin. The interest rate swaps qualify for hedge accounting treatment as cash flow hedges. The interest rate swaps are effective for the period from March 30, 2012 to March 31, 2015 or 36 months.

We generally invest most of our cash in overnight and short-term instruments, which would earn more interest income if market interest rates rise and less interest income if market interest rates fall.

Foreign Currency Transaction Risk

A substantial majority of our sales are made to customers outside the U.S., and our international sales as a percentage of our total net revenues has increased in recent periods including as a result of growth and our acquisitions of Point and Hypercom. A substantial portion of the net revenues we generate from international sales is denominated in currencies other than the U.S. dollar. Additionally, portions of our cost of net revenues and operating expenses are incurred by our international operations and are denominated in currencies other than the U.S. dollar, particularly the Euro, Brazilian Real, Swedish Krona and British Pound. For consolidated reporting, net revenues and expenses denominated in currencies other than the U.S. dollar, which we refer to as P&L Exposures, are translated to the U.S. dollar at average currency exchange rates for the period. Thus, even if foreign operating results were stable, fluctuating currency rates may produce volatile reported results. We have made limited efforts to mitigate P&L Exposures by hedging with currency derivatives. However, as of October 31, 2012 and 2011, we had no foreign exchange forward contracts designated as cash flow hedges related to P&L Exposures. We may in the future use foreign exchange forward contracts or other derivatives to hedge P&L Exposures, depending upon the risks of the exposures, the costs of hedging, and other considerations. However, hedges of P&L Exposures will only mitigate a portion of our risk and only for a short period.

The balance sheets of our U.S. and international businesses have monetary assets and liabilities denominated in currencies other than the primary currency of such business, which we refer to as Balance Sheet Exposures. For example, our Balance Sheet Exposures might include monetary assets and liabilities such as Canadian dollar receivables held by our U.S. business, or U.S. dollar payables of our United Kingdom business. As exchange rates fluctuate, Balance Sheet Exposures generate foreign currency transaction gains and losses, which are included in Other income (expense), net in our Consolidated Statements of Operations. Most Balance Sheet Exposures will settle in local currency or convert from a foreign currency to a local currency in the foreseeable future, at which time the impact of rate fluctuations will be realized and we will receive or dispense more or less cash than the value originally recorded. We refer to such exposures as Near-Term Balance Sheet Exposures. Some Balance Sheet Exposures may not be settled in the foreseeable future in management's estimation and thus the cash impact of their currency gains or losses is not expected to be felt in the foreseeable future.

We have in the past and expect to continue in the future to enter into foreign exchange forward contracts to mitigate the risk of Near-Term Balance Sheet Exposures. Our objective is to have gains or losses from the foreign exchange forward contracts largely offset the losses or gains of the Near-Term Balance Sheet Exposures. On a monthly basis, we recognize the gains or losses based on the changes in fair value of these contracts in Other income (expense), net in our Consolidated Statements of Operations. In some instances, we may seek to hedge transactions that are expected to become Near-Term Balance Sheet Exposures in the very short-term, generally within one month. We do not use foreign exchange forward contracts or other derivatives for speculative or trading purposes.

Our outstanding foreign exchange forward contracts as of October 31, 2012 are presented in the table below (in thousands). The fair market value of the contracts represents the difference between the spot currency rate at October 31, 2012 and the contracted rate. All of these forward contracts mature within 35 days of October 31, 2012 (in thousands):

	Currency	Local Currency Contract Amount	Currency	Contracted Amount	Fair Market Value at October 31, 2011
Contracts to (buy) sell USD:					
Argentine peso	ARS	(26,000)	USD	5,351	$ 13
Australian dollar	AUD	(9,000)	USD	9,290	9
Brazilian real	BRL	(2,400)	USD	1,179	2
Canadian Dollar	CAD	(3,900)	USD	3,897	(2)
Chilean peso	CLP	(1,400,000)	USD	2,900	3
Chinese yuan	CNY	(149,000)	USD	23,650	(237)
Danish krone	DKK	(7,200)	USD	1,246	—
Euro	EUR	(36,800)	USD	47,554	48
British Pound	GBP	(29,000)	USD	46,540	42
Israeli new shekel	ILS	(15,000)	USD	3,860	27
Indian rupee	INR	(450,000)	USD	8,300	15
South Korean won	KRW	(2,500,000)	USD	2,278	—
Mexican peso	MXN	(53,000)	USD	4,041	(15)
Norwegian kroner	NOK	18,500	USD	(3,207)	(3)
Polish zloty	PLN	(29,500)	USD	9,139	(11)
Singapore dollar	SGD	(2,000)	USD	1,638	—
South African rand	ZAR	(23,400)	USD	2,678	(10)
Swedish krona	SEK	70,000	USD	(10,482)	(12)
Taiwan dollar	TWD	30,000	USD	(1,026)	1
					$(130)

As of October 31, 2012, our Balance Sheet Exposures, which is the sum of the absolute value of the net assets or net liabilities for each of our foreign subsidiaries with a functional currency other than the U.S. dollar, amounted to $249.7 million. These Balance Sheet Exposures were partially offset by foreign exchange forward contracts with a notional amount of $188.3 million. Based on our net exposures as of October 31, 2012, a 10% fluctuation in currency exchange rates would result in a gain or loss of approximately $6.1 million.

As of October 31, 2012, we had one exposure not expected to be paid in the near term, an Israeli shekel payable equivalent to $47.6 million. Excluding this exposure from the Israeli subsidiary's net liability exposure of $44.1 million results in a $3.5 million net asset position. Deducting the $40.5 million absolute value difference from our total Balance Sheet Exposures of $249.7 million results in a total Near-Term Balance Sheet Exposure of $209.2 million. A 10% movement in currency exchange rates would result in a gain or loss of approximately $2.1 million that we would expect to be realized in the foreseeable future.

Our efforts to mitigate the risk of foreign currency fluctuations in our Balance Sheet Exposures through the use of foreign exchange forward contracts may not always be effective in protecting us against currency exchange rate fluctuations, particularly in the event of imprecise forecasts of non-U.S. denominated assets and liabilities. In addition, at times we have not fully offset our Balance Sheet Exposures, leaving us at risk for foreign exchange gains and losses on amounts not offset by forward contracts. Furthermore, historically we have not consistently hedged our P&L Exposures. Accordingly, if there were an adverse movement in exchange rates, we might suffer significant losses.

Equity Price Risk

There are outstanding warrants to purchase 7.2 million shares of our common stock at a price of approximately $62.356 per share in equal share amounts on each trading day from December 19, 2013 to February 3, 2014. For every $1 that the share price of our common stock exceeds $62.356, we will be required to issue the equivalent of $7.2 million worth of shares of our common stock.

Information on the share price of our common stock may be found under Part II Item 5, *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities,* of this Annual Report on Form 10-K.

ITEM 8. ***FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA***

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of VeriFone Systems, Inc. and subsidiaries

We have audited the accompanying consolidated balance sheets of VeriFone Systems, Inc. and subsidiaries as of October 31, 2012 and 2011, and the related consolidated statements of operations, equity, and cash flows for each of the three years in the period ended October 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of VeriFone Systems, Inc. and subsidiaries at October 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), VeriFone Systems, Inc. and subsidiaries' internal control over financial reporting as of October 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 18, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Jose, California
December 18, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of VeriFone Systems, Inc. and subsidiaries

We have audited VeriFone Systems, Inc. and subsidiaries' internal control over financial reporting as of October 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). VeriFone Systems, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on VeriFone Systems Inc. and subsidiaries' internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Point (Electronic Transaction Group Nordic Holding AB), which is included in the October 31, 2012 consolidated financial statements of VeriFone Systems, Inc. and subsidiaries and constituted 4 percent and 3 percent of total and net assets, respectively, as of October 31, 2012 and 9 percent of net revenues, for the year then ended. Our audit of internal control over financial reporting of VeriFone Systems, Inc. and subsidiaries also did not include an evaluation of the internal control over financial reporting of Point (Electronic Transaction Group Nordic Holding AB).

In our opinion, VeriFone Systems, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of October 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of VeriFone Systems, Inc. and subsidiaries as of October 31, 2012 and 2011, and the related consolidated statements of operations, equity, and cash flows for each of the three years in the period ended October 31, 2012 and our report dated December 18, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Jose, California
December 18, 2012

VERIFONE SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended October 31,		
	2012	2011	2010
	(In thousands, except per share data)		
Net revenues:			
System solutions	$1,339,024	$1,033,911	$ 828,949
Services	526,947	269,955	172,588
Total net revenues	1,865,971	1,303,866	1,001,537
Cost of net revenues:			
System solutions	811,641	655,511	530,821
Services	298,489	156,605	100,404
Total cost of net revenues	1,110,130	812,116	631,225
Gross margin	755,841	491,750	370,312
Operating expenses:			
Research and development	152,001	109,155	74,227
Sales and marketing	179,694	138,267	94,666
General and administrative	175,174	123,789	84,371
Patent litigation loss contingency expense	17,632	—	—
Amortization of purchased intangible assets	83,795	14,829	14,624
Total operating expenses	608,296	386,040	267,888
Operating income	147,545	105,710	102,424
Interest expense	(62,830)	(28,950)	(28,344)
Interest income	4,399	2,595	1,278
Other income (expense), net	(20,761)	11,929	3,384
Income before income taxes	68,353	91,284	78,742
Provision for (benefit from) income taxes	2,050	(191,412)	(20,582)
Consolidated net income	66,303	282,696	99,324
Net income attributable to noncontrolling interests	(1,270)	(292)	(497)
Net income attributable to VeriFone Systems, Inc. stockholders	$ 65,033	$ 282,404	$ 98,827
Net income per share attributable to VeriFone Systems, Inc. stockholders:			
Basic	$ 0.61	$ 3.06	$ 1.16
Diluted	$ 0.59	$ 2.92	$ 1.13
Weighted average number of shares used in computing net income per share:			
Basic	107,006	92,414	85,203
Diluted	110,315	96,616	87,785

The accompanying notes are an integral part of these consolidated financial statements.

VERIFONE SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	October 31,	
	2012	2011
	(In thousands, except par value)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 454,072	$ 594,562
Accounts receivable, net of allowances of $8,491 and $5,658	366,887	294,440
Inventories	178,274	144,316
Prepaid expenses and other current assets	136,210	127,130
Total current assets	1,135,443	1,160,448
Fixed assets, net	146,803	83,634
Purchased intangible assets, net	734,808	263,767
Goodwill	1,179,381	561,414
Deferred tax assets	215,139	205,496
Other long-term assets	79,033	38,802
Total assets	$3,490,607	$2,313,561
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 193,062	$ 144,278
Accruals and other current liabilities	230,867	218,123
Deferred revenue, net	91,545	68,824
Senior convertible notes	—	266,981
Short-term debt	54,916	5,074
Total current liabilities	570,390	703,280
Deferred revenue, net	37,062	31,467
Deferred tax liabilities	214,537	92,594
Long-term debt	1,252,701	211,756
Other long-term liabilities	70,440	78,971
Total liabilities	2,145,130	1,118,068
Commitments and contingencies		
Redeemable noncontrolling interest in subsidiary	861	855
Stockholders' equity:		
Preferred stock: 10,000 shares authorized, no shares issued and outstanding as of October 31, 2012 and 2011	—	—
Common stock: $0.01 par value, 200,000 shares authorized, 108,074 and 105,826 shares issued, and 107,930 and 105,697 shares outstanding as of October 31, 2012 and 2011	1,081	1,058
Additional paid-in capital	1,543,127	1,468,862
Accumulated deficit	(204,023)	(269,056)
Accumulated other comprehensive loss	(32,390)	(6,671)
Total stockholders' equity	1,307,795	1,194,193
Noncontrolling interest in subsidiaries	36,821	445
Total liabilities and equity	$3,490,607	$2,313,561

The accompanying notes are an integral part of these consolidated financial statements.

VERIFONE SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

	Common Stock Voting		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total VeriFone Stockholders' Equity	Non-controlling Interest	Total Equity
	Shares	Amount						
					(In thousands)			
Balance as of October 31, 2009	84,544	$ 845	$ 727,497	$(650,287)	$ (6,037)	$ 72,018	$ 2,401	$ 74,419
Issuance of common stock, net of issuance costs	2,288	23	26,088	—	—	26,111	—	26,111
Stock-based compensation	—	—	21,066	—	—	21,066	—	21,066
Equity transactions with consolidated subsidiaries' minority shareholders	—	—	(13,646)	—	—	(13,646)	(1,960)	(15,606)
Fair value adjustment for CCTM business combination	—	—	2,400	—	—	2,400	—	2,400
Dividends paid to noncontrolling interest shareholders	—	—	—	—	—	—	(394)	(394)
Repurchase of convertible debt	—	—	(193)	—	—	(193)	—	(193)
Comprehensive income:								
Net income	—	—	—	98,827	—	98,827	525	99,352
Other comprehensive income:								
Foreign currency translation adjustments	—	—	—	—	(874)	(874)	—	(874)
Unrealized gain on derivatives designated as cash flow hedges, net of tax	—	—	—	—	95	95	—	95
Adjustment of pension plan obligations	—	—	—	—	221	221	—	221
Total comprehensive income						98,269	525	98,794
Balance as of October 31, 2010	86,832	868	763,212	(551,460)	(6,595)	206,025	572	206,597
Issuance of common stock, net of issuance costs	3,392	34	46,674	—	—	46,708	—	46,708
Common stock issued for business combinations	15,602	156	608,033	—	—	608,189	—	608,189
Fair value of options assumed in business combination	—	—	16,243	—	—	16,243	—	16,243
Stock-based compensation	—	—	34,144	—	—	34,144	—	34,144
Tax benefits on stock-based compensation	—	—	556	—	—	556	—	556
Dividends paid to noncontrolling interest shareholders	—	—	—	—	—	—	(418)	(418)
Comprehensive income								
Net income	—	—	—	282,404	—	282,404	291	282,695
Other comprehensive income:								
Foreign currency translation adjustments	—	—	—	—	(568)	(568)	—	(568)
Unrealized gain on available for sale equity investment	—	—	—	—	750	750	—	750
Adjustment of pension plan obligations	—	—	—	—	(258)	(258)	—	(258)
Total comprehensive income						282,328	291	282,619
Balance as of October 31, 2011	105,826	1,058	1,468,862	(269,056)	(6,671)	1,194,193	445	1,194,638
Issuance of common stock, net of issuance costs	2,248	23	27,605	—	—	27,628	—	27,628
Addition of noncontrolling interest from business acquisition	—	—	—	—	—	—	36,781	36,781
Stock-based compensation	—	—	44,554	—	—	44,554	—	44,554
Tax benefits on stock-based compensation	—	—	2,106	—	—	2,106	—	2,106
Dividends paid to noncontrolling interest shareholders	—	—	—	—	—	—	(1,673)	(1,673)
Comprehensive income								
Net income	—	—	—	65,033	—	65,033	1,268	66,301
Other comprehensive income:								
Foreign currency translation adjustments	—	—	—	—	(22,105)	(22,105)	—	(22,105)
Unrealized loss on derivatives designated as cash flow hedges, net of tax	—	—	—	—	(2,686)	(2,686)	—	(2,686)
Reversal of unrealized gain on available for sale equity investment	—	—	—	—	(750)	(750)	—	(750)
Adjustment of pension plan obligations	—	—	—	—	(178)	(178)	—	(178)
Total comprehensive income						39,314	1,268	40,582
Balance as of October 31, 2012	108,074	$1,081	$1,543,127	$(204,023)	$(32,390)	$1,307,795	$36,821	$1,344,616

The accompanying notes are an integral part of these consolidated financial statements.

VERIFONE SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended October 31,		
	2012	2011	2010
	(In thousands)		
Cash flows from operating activities			
Consolidated net income	$ 66,303	$ 282,696	$ 99,324
Adjustments to reconcile consolidated net income to net cash provided by operating activities:			
Depreciation and amortization, net	177,832	48,318	46,602
Stock-based compensation expense	44,554	34,144	21,066
Non-cash interest expense	10,290	15,695	14,479
Deferred income taxes	(22,030)	(227,034)	(15,439)
Other	(5,796)	4,869	(7,306)
Net cash provided by operating activities before changes in operating assets and liabilities:	271,153	158,688	158,726
Changes in operating assets and liabilities, net of effects of business acquisitions:			
Accounts receivable, net	(53,945)	(72,386)	37,405
Inventories, net	(19,274)	23,224	(14,373)
Prepaid expenses and other assets	(19,854)	(1,824)	(27,290)
Accounts payable	31,802	29,461	(26,636)
Deferred revenue, net	27,316	14,801	12,521
Other current and long term liabilities	(19,235)	22,609	15,673
Net change in operating assets and liabilities	(53,190)	15,885	(2,700)
Net cash provided by operating activities	217,963	174,573	156,026
Cash flows from investing activities			
Capital expenditures	(63,181)	(14,811)	(11,578)
Acquisition of businesses, net of cash and cash equivalents acquired	(1,069,412)	(49,231)	(10,136)
Collection of other notes receivable	13,376	—	—
Purchases of equity investments	—	—	(5,000)
Other investing activities, net	1,183	873	1,615
Net cash used in investing activities	(1,118,034)	(63,169)	(25,099)
Cash flows from financing activities			
Proceeds from debt, net of issuance costs	1,660,577	73	3,561
Repayments of debt	(619,336)	(10,233)	(14,606)
Repayments of senior convertible notes, including interest	(279,159)	—	—
Proceeds from issuance of common stock through employee equity incentive plans	30,308	48,534	12,797
Acquisition of business — noncontrolling interest	—	—	(11,740)
Payments of acquisition related contingent consideration	(24,605)	—	—
Distribution to noncontrolling interest stockholders	(1,673)	(418)	(394)
Tax benefit from stock-based compensation	2,034	718	—
Net cash provided by (used in) financing activities	768,146	38,674	(10,382)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(8,565)	(653)	(404)
Net increase (decrease) in cash and cash equivalents	(140,490)	149,425	120,141
Cash and cash equivalents, beginning of year	594,562	445,137	324,996
Cash and cash equivalents, end of year	$ 454,072	$ 594,562	$445,137
Supplemental disclosures of cash flow information			
Cash paid for interest	$ 42,261	$ 10,620	$ 10,808
Cash paid (refunded) for income taxes	$ 36,753	$ (2,897)	$ 12,561
Schedule of noncash transactions			
Issuance of common stock and stock options for business acquisitions	$ —	$ 624,432	$ 17,585

The accompanying notes are an integral part of these consolidated financial statements.

VERIFONE SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Principles of Consolidation and Summary of Significant Accounting Policies

Business Description

VeriFone is a leading global provider of payment solutions that enable secure electronic payment transactions and value-added services at the point of sale. We provide expertise, solutions and services via merchant-operated, consumer-facing, and self-service payment solutions for, among others, the financial, retail, hospitality, petroleum, transportation, government, and healthcare markets.

VeriFone (VeriFone Systems, Inc.) was incorporated in the state of Delaware on June 13, 2002 in order to acquire VeriFone, Inc. on July 1, 2002. VeriFone, Inc. was incorporated in 1981 and became our principal operating subsidiary on July 1, 2002. Effective May 18, 2010, we changed our corporate name from VeriFone Holdings, Inc. to VeriFone Systems, Inc. Shares of VeriFone Systems, Inc. are listed on the New York Stock Exchange under the trading symbol PAY.

Basis of Presentation

The accompanying Consolidated Financial Statements include the accounts of VeriFone and our wholly-owned and majority-owned subsidiaries. Amounts pertaining to the noncontrolling ownership interests held by third parties in the operating results and financial position of our majority-owned subsidiaries are reported as noncontrolling interests. All inter-company accounts and transactions have been eliminated. The Consolidated Financial Statements also include the results of companies acquired by us from the date of each acquisition.

Certain prior period amounts reported in our Consolidated Financial Statements and notes thereto have been reclassified to conform to the current period presentation, with no impact on previously reported operating results or financial position.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP (generally accepted accounting principles) requires us to make estimates and assumptions about future events that affect the amounts reported in the Consolidated Financial Statements and accompanying Notes to Consolidated Financial Statements. The estimates and judgments affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. On an ongoing basis, we evaluate our estimates including those related to revenues, product returns, warranty obligations, bad debts, inventories, goodwill and intangible assets, income taxes, contingencies, share-based compensation and litigation, among others. We base our estimates on historical experience and information available to us at the time these estimates are made. Actual results could differ materially from these estimates.

Foreign Currency

We determine the functional currency for VeriFone and our subsidiaries by reviewing the currencies in which their respective operating activities occur. We translate assets and liabilities of our non-U.S. dollar functional currency subsidiaries into U.S. dollars using exchange rates at the balance sheet dates. Revenue and expenses for these subsidiaries are translated using average rates which approximate those in effect during the period. Foreign currency translation gains and losses are included in stockholders' equity as a component of accumulated other comprehensive income (loss) in the accompanying Consolidated Balance Sheets.

Subsidiaries that use the U.S. dollar as their functional currency remeasure their non-U.S. dollar monetary assets and liabilities using exchange rates at the balance sheet dates, and nonmonetary assets and liabilities using historical rates. Gains and losses from these remeasurements are recorded as Other income (expense), net in the accompanying Consolidated Statement of Operations.

Revenue Recognition

Our sources of revenue include (1) products, which include the sale or lease of electronic payment systems with incidental software or accessories; (2) services, which include our "All-in-One" payment services, fees for installation and deployment, customer support, repair services, transaction processing, custom software development and extended warranties, as well as advertising (or "placement") in and on taxis and displays at petroleum dispensers; and (3) software, which includes licenses for software to manage electronic payment solutions and encryption, enable mobile payment and provide value added features to payment solutions.

We refer to net revenues from products and associated perpetual software licenses and accessories as System solutions net revenues. We refer to net revenues from services, equipment leases and term software licenses as Services net revenues.

We recognize revenues net of sales taxes and value-added taxes when title and risk of loss have passed to the customer and all of the following criteria are met: (i) there is persuasive evidence that an arrangement exists; (ii) delivery of the products or services has occurred; (iii) the selling price is fixed or determinable; and (iv) collection is reasonably assured and not contingent upon future performance.

Net revenues from sales to end-users, resellers, value-added resellers, and distributors are generally recognized upon shipment of the product. End-users, resellers, value-added resellers, and distributors generally have no rights of return, stock rotation rights, or price protection.

We recognize revenue from operating lease arrangements over the term of the applicable lease arrangements. Net revenues from operating lease arrangements represent less than 10% of our total net revenues and are classified as Services net revenues.

Net revenues from services obligations to be provided over a period of time are initially deferred and then recognized on a straight-line basis over the period during which the services are provided. Net revenues from services billed on a per incident basis are recognized as the services are rendered. Net revenues from fees for payment services are recognized when the payment services are complete. Advertising revenues are recognized as the related services are performed.

We periodically enter into software development contracts with our customers that we recognize as net revenues on a completed contract basis. During the period of performance of such contracts, billings and costs are accumulated on the balance sheet, but no profit is recorded before completion or substantial completion of the project or milestone. We generally use customers' acceptance as the specific criteria to determine when such contracts are substantially completed. Provisions for losses on software development contracts are recorded in the period they become evident. Net revenues from software development contracts comprise less than 1% of our total net revenues.

Term licenses for the use of software are recognized over the service period and classified as Services net revenues. Net revenues from software licenses comprise less than 10% of our total net revenues.

Revenue recognition for multiple-element arrangements

When an arrangement includes multiple deliverables, we allocate the arrangement consideration to each deliverable qualifying as a separate unit of accounting based on its relative selling price at the inception of the arrangement. We determine the relative selling price based on the ESP (estimated selling price) using VSOE (vendor specific objective evidence), if it exists, and otherwise TPE (third-party evidence). If neither VSOE nor

TPE exists for a unit of accounting, we use BESP (best estimated selling price), which is the price at which management estimates that we would enter into a transaction with the customer if the product or service was to be sold by us regularly on a standalone basis. We analyze ESP at least annually or on a more frequent basis if a significant change in our business necessitates a more timely analysis or if we experience significant variances in our selling prices.

In multiple element arrangements that include software, we first evaluate if a tangible product includes software. If a tangible product includes software and if both the tangible product and software components function together to deliver the tangible product's essential functionality, then we will treat the entire product as a non-software element. If the arrangement includes software, we first allocate the total arrangement consideration between the software group of elements as a whole and the non-software elements as a whole based on their relative selling prices, and then to the elements within those groups.

We adopted the provisions of ASU (Accounting Standards Update) No. 2009-13, *Revenue Recognition (Topic 605) Multiple-Deliverable Revenue Arrangements* and ASU 2009-14, *Software (Topic 985) — Certain Revenue Arrangements that include Software Elements* in fiscal year 2010 on a prospective basis to all arrangements entered into or materially modified since the beginning of fiscal year 2010. The impact of the adoption was not material to our results for fiscal year 2010.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, money market funds, and time deposits with maturities of three months or less when purchased.

Fair Value of Financial Instruments

Our financial instruments consist principally of cash and cash equivalents, money market funds, accounts receivable, accounts payable, long-term debt, foreign exchange forward contracts, interest rate swaps, marketable equity investments, equity warrants, and acquisition-related earn-out payables. The estimated fair value of cash, cash equivalents, accounts receivable, accounts payable, and long-term debt approximates their carrying value. Money market funds, foreign exchange forward contracts, interest rate swaps, marketable equity investments, equity warrants, and acquisition-related earn-out payables are recorded at estimated fair value.

We define fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When estimating fair value, we consider the principal or most advantageous market in which we would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions, and credit risk.

Derivative Financial Instruments

Our derivative financial instruments consist primarily of foreign exchange forward contracts and interest rate swaps. We recognize the estimated fair value of our outstanding derivative financial instruments on the Balance Sheet at the end of each reporting period as either assets or liabilities. We do not use derivative financial instruments for speculative or trading purposes, nor do we hold or issue leveraged derivative financial instruments.

We use foreign exchange forward contracts to hedge certain existing and anticipated foreign currency denominated transactions, and we use interest rate swaps to hedge the variability in cash flows related to interest rate payments. Foreign exchange forward contracts generally mature within 90 days of inception. The interest rate swaps mature on March 31, 2015.

Gains and losses arising from the effective portion of derivative financial instruments that are designated as cash flow hedges are recorded in Accumulated other comprehensive income (loss), and are subsequently reclassified into earnings in the same period or periods during which the underlying transactions affect earnings. Gains and losses on derivative financial instruments representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

We formally document relationships between hedging instruments and associated hedged items. This documentation includes: identification of the specific foreign currency asset, liability, or forecasted transaction being hedged; the nature of the risk being hedged; the hedge objective; and the method of assessing hedge effectiveness. Hedge effectiveness is formally assessed, both at hedge inception and on an ongoing basis, to determine whether the derivatives used in hedging transactions are highly effective in offsetting changes in foreign currency denominated assets, liabilities, and anticipated cash flows of hedged items. When an anticipated transaction is no longer likely to occur, the corresponding derivative instrument is ineffective as a hedge, and changes in fair value of the instrument are recognized in current earnings.

Gains and losses arising from changes in the fair values of derivative financial instruments that are not designated as hedging instruments are recognized in current earnings.

Inventories

Inventories are stated at the lower of standard cost or market. We compute inventory cost using standard costs on a FIFO (first-in, first-out) method, which approximates actual costs. We regularly monitor inventory quantities on hand and committed orders with contract manufacturers and record write-downs for excess and obsolete inventories based primarily on the shipment history and our estimated forecast of product demand. Such write-downs establish a new cost basis of accounting for the related inventory. Actual inventory losses may differ from our estimates.

Consigned inventories from our contract manufacturers where title has not been transferred to us are excluded from our inventories. In certain circumstances, we are obligated to prepay deposits to our contract manufacturers based on a percentage of the value of the inventories consigned to us, and after a certain period of time has elapsed, we may be required to prepay the full amount if we have not taken title to the inventory. Generally, we take title to consigned inventories when we ship to our customers, and record the full cost of the inventories as cost of net revenues at that time. We must purchase the consigned inventories from our contract manufacturers after a certain agreed-upon period of time, ranging from 30 days to one year. Prepayments for consigned inventory are included in Prepaid expenses and other current assets in our Consolidated Balance Sheets. Consigned inventories are included in our calculation of minimum order commitments from our contract manufacturers.

Fixed Assets, Net

Fixed assets are stated at cost, net of accumulated depreciation and amortization. Fixed assets are depreciated on a straight-line basis over the estimated useful lives of the assets, generally ranging from 3 to 10 years, except buildings which are depreciated from 40 to 50 years.

Revenue generating assets, which are included in Fixed assets, net in our Consolidated Balance Sheets, are comprised of tangible assets that we have placed at third party locations for the purpose of generating revenues, such as in taxi cabs, at gas stations and in small merchant locations, under rental or service based arrangements. Revenue generating assets are stated at cost, net of accumulated depreciation, and are generally depreciated on a straight-line basis over the estimated useful lives of the assets, generally five years. Payments to acquire revenue generating assets are included in capital expenditures as a cash flow from investing activities on our Consolidated Statements of Cash Flows.

Equipment under capital leases is recorded at the lower of the present value of the minimum lease payments at the beginning of the lease term or the fair value of the assets and is amortized on a straight-line basis over the shorter of the term of the related lease or the estimated useful life of the asset. Amortization of assets under capital leases is included in depreciation expense.

Debt Issuance Costs

Debt issuance costs are stated at cost, net of accumulated amortization in Other assets on our Consolidated Balance Sheets. Amortization expense is calculated using the effective interest method over the period of the loans and is recorded in Interest expense in the accompanying Consolidated Statements of Operations. At October 31, 2012, interest amortization periods range from 5 to 7 years based upon the maturity date of the related outstanding debt. When debt is extinguished prior to the maturity date, any associated debt issuance costs are charged to Interest expense in the accompanying Consolidated Statements of Operations.

Research and Development Costs

Research and development costs are expensed when incurred. Software development costs, including costs to develop software products or the software component of products, are subject to capitalization beginning when a product's technological feasibility has been established and ending when a product is available for general release to customers. In the fiscal years ended October 31, 2012, 2011 and 2010, we capitalized $7.6 million, $1.8 million and $3.0 million of software development costs. The capitalized software costs are amortized on a straight-line basis to cost of net revenues over the estimated life of the products, up to three years, commencing when the respective products are available to customers. Total amortization related to capitalized software development costs were $2.2 million, $3.3 million and $3.2 million for the years ended October 31, 2012, 2011 and 2010. Unamortized capitalized software development costs as of October 31, 2012 and 2011 of $12.2 million and $6.8 million are recorded as a component of Other assets in the accompanying Consolidated Balance Sheets.

Business Combinations

In a business combination, we recognize separately from goodwill the assets acquired and the liabilities assumed, generally at their acquisition date fair value. Goodwill as of the acquisition date is measured as the excess of consideration transferred and the net of the acquisition date fair value of the assets acquired and the liabilities assumed. While we use our best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date, our estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to our Consolidated Statements of Operations.

Costs to exit or restructure certain activities of an acquired company or our internal operations are accounted for as one-time termination and exit costs, and are accounted for separately from the business combination. A liability for a cost associated with an exit or disposal activity is recognized and measured at its fair value in our Consolidated Statements of Operations in the period in which the liability is incurred. When estimating the fair value of facility restructuring activities, assumptions are applied regarding estimated sub-lease payments to be received, which can differ materially from actual results. This may require us to revise our initial estimates, which may materially affect our results of operations and financial position in the period the revision is made.

For a given acquisition, we generally identify certain pre-acquisition contingencies as of the acquisition date and may extend our review and evaluation of these pre-acquisition contingencies throughout the measurement period in order to obtain sufficient information to assess whether we include these contingencies as a part of the purchase price allocation and, if so, to determine the estimated amounts.

If we determine that a pre-acquisition contingency (non-income tax related) is probable in nature and estimable as of the acquisition date, we record our best estimate for such a contingency as a part of the preliminary purchase price allocation. We often continue to gather information for and evaluate our pre-acquisition contingencies throughout the measurement period and if we make changes to the amounts recorded or if we identify additional pre-acquisition contingencies during the measurement period, such amounts will be included in the purchase accounting during the measurement period and, subsequently, in our results of operations.

In addition, uncertain tax positions and tax related valuation allowances assumed in connection with a business combination are initially estimated as of the acquisition date and we reevaluate these items quarterly with any adjustments to our preliminary estimates being recorded to goodwill provided that we are within the measurement period and we continue to collect information in order to determine their estimated values. Subsequent to the measurement period or our final determination of the tax allowance's or contingency's estimated value, changes to these uncertain tax positions and tax related valuation allowances will affect our Provision for income taxes in our Consolidated Statements of Operations and could have a material impact on our results of operations and financial position.

Goodwill

Goodwill and purchased intangible assets have been recorded as a result of our business combinations. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill is not amortized for accounting purposes.

We review goodwill for impairment annually on August 1 and whenever events or changes in circumstances indicate its carrying amount may not be recoverable. We have the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In assessing the qualitative factors, we assess relevant events and circumstances that may impact the fair value and the carrying amount of the reporting unit. The identification of relevant events and circumstances and how these may impact a reporting unit's fair value or carrying amount involve significant judgments and assumptions. The judgment and assumptions include the identification of macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, VeriFone specific events and share price trends and making the assessment on whether each relevant factor will impact the impairment test positively or negatively and the magnitude of any such impact. If, after assessing the totality of events or circumstances, we determine it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then we would perform a two-step impairment test.

We also have the option to perform a quantitative assessment, which is the first step of the two-step impairment test, and in which we measure the recoverability of goodwill by comparing a reporting unit's carrying amount, including goodwill, to the estimated fair value of the reporting unit. Based on how the business is managed, we have five reporting units. To determine the carrying amount of each reporting unit, we assign our assets and liabilities, including existing goodwill and other intangible assets, to the identified reporting units. Goodwill is allocated to each reporting unit based on its relative contribution to our overall operating results. The estimated fair value of the reporting units is determined using the income approach. The income approach focuses on the income-producing capability of an asset, measuring the current value of the asset by calculating the present value of its future economic benefits such as cash earnings, cost savings, tax deductions, and proceeds from disposition. Value indications are developed by discounting expected cash flows to their present value at a rate of return that incorporates the risk-free rate for the use of funds, the expected rate of inflation, and risks associated with the particular investment. If the carrying amount of a reporting unit is in excess of its fair value, an impairment may exist, and we must perform the second step of the impairment analysis to measure the amount of the impairment loss, by allocating the reporting unit's fair value to its assets and liabilities other than goodwill, comparing the carrying amount to the resulting implied fair value of the goodwill, and recording an impairment charge for any excess.

Accounting for Long-Lived Assets

Purchased intangible assets that do not have indefinite useful lives are amortized on a straight-line basis over their estimated period of benefit, generally ranging from 1 to 20 years. If the estimated period of benefit is determined to have changed, we amortize the remaining net book values over the revised period of benefit.

We periodically evaluate whether changes have occurred that would require revision of the remaining useful life of property, plant, and equipment and purchased intangible assets or render them not recoverable. If such circumstances arise, we use an estimate of the undiscounted value of expected future operating cash flows to determine whether the long-lived assets are impaired. If the aggregate undiscounted cash flows are less than the carrying amount of the assets, the resulting impairment charge to be recorded is calculated based on the excess of the carrying amount of the assets over the fair value of such assets, with the fair value determined based on an estimate of discounted future cash flows.

Income Taxes

Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year the differences are expected to reverse. In evaluating our ability to recover our deferred tax assets management considered all available positive and negative evidence including the past operating results, the existence of cumulative losses in past fiscal years and the forecasted future taxable income in the jurisdictions in which we have operations.

We have placed a valuation allowance on certain U.S. foreign tax credit related deferred tax assets and certain non-U.S. deferred tax assets because realization of these tax benefits through future taxable income is not more likely than not as of October 31, 2012. We intend to maintain the valuation allowances until sufficient positive evidence exists to support the reversal of the valuation allowances. An increase in the valuation allowance would result in additional tax expense in such period. We make estimates and judgments about our future taxable income that are based on assumptions that are consistent with our plans and estimates. Should the actual amounts differ from the estimates, the amount of the valuation allowance could be materially impacted.

We must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits and deductions, and in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes, as well as the interest and penalties relating to these uncertain tax positions. Significant changes to these estimates may result in an increase or decrease to our tax provision in a subsequent period.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws. Our estimate for the potential outcome of any uncertain tax issue is based on detailed facts and circumstances of each issue. Resolution of these uncertainties in a manner inconsistent with our expectations could have a material impact on our results of operations and financial condition.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as this requires us to determine the probability of various possible outcomes. We reevaluate these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision in the period.

Stock-Based Compensation

We measure stock-based compensation cost at the grant date, based on the estimated fair value of the award and the estimated number of shares we ultimately expect will vest. See Note 4, *Employee Benefit Plans,* for more information on the assumptions made each reporting period to estimate the fair value of awards and the number of shares that will vest. Stock-based compensation cost is recognized as expense on a straight-line basis over the requisite service period. Cash flows resulting from the tax benefits due to tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) are classified as financing cash flows.

Restructuring

We have developed and implemented restructuring initiatives to improve efficiencies across the organization, reduce operating expenses, and better align our resources to market conditions. As a result of these plans, we have recorded restructuring charges comprised principally of employee severance and associated termination costs related to the reduction of our workforce, office closures, losses on subleases and contract termination costs.

We recognize a liability for costs associated with an exit or disposal activity when the liability is incurred, as opposed to when management commits to an exit plan. We measure the liabilities associated with exit and disposal activities at fair value. One-time termination benefits are expensed at the date we notify the employees, unless the employees must provide future services, in which case the benefits are expensed ratably over the future service periods. Costs to terminate a contract before the end of its term are recognized when we terminate the contract in accordance with the contract terms. In addition, we recognize a liability for the portion of our restructuring costs related to employees when it is probable that we will incur the costs and can reasonably estimate the amount.

Warranty Costs

We accrue for estimated warranty obligations when revenue is recognized based on an estimate of future warranty costs for delivered products. Such estimates are based on historical experience and expectations of future costs. At least annually or whenever circumstances warrant, we evaluate and adjust the accrued warranty costs to the extent actual warranty costs vary from the original estimates. Our warranty period typically extends from one to three years from the date of shipment.

Costs associated with maintenance contracts, including extended warranty contracts, are expensed when they are incurred. Actual warranty costs may differ from management's estimates.

Legal Proceedings and Other Loss Contingencies

We are subject to the possibility of various legal proceedings and other loss contingencies, many involving litigation incidental to our business and to a variety of laws and regulations. Litigation and other loss contingencies are subject to inherent uncertainties and the outcomes of such matters are often very difficult to predict and generally are resolved over long periods of time. We consider the likelihood of loss or the incurrence of a liability, as well as the ability to reasonably estimate the amount of loss, in determining loss contingencies. Estimating probable losses requires the analysis of multiple possible outcomes that often are dependent on the judgment about potential actions by third parties. Contingencies are recorded in the consolidated financial statements, or are otherwise disclosed. We accrue for an estimated loss contingency when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Management regularly evaluates current information available to determine whether accrual amounts should be adjusted. If the amount of an actual loss is greater than the amount accrued, this could have an adverse impact on our operating results in that period. Legal fees are expensed as incurred.

Shipping and Handling Costs

Shipping and handling costs incurred for delivery to customers are expensed as incurred and are included in Cost of net revenues in our Consolidated Statements of Operations. In those instances where we bill shipping and handling costs to customers, the amounts billed are classified as Net revenues in our Consolidated Statement of Operations.

Advertising Costs

Advertising costs are expensed as incurred and totaled approximately $1.3 million, $1.4 million, and $1.3 million for the fiscal years ended October 31, 2012, 2011 and 2010.

Equity Investments

Investments in equity securities of other entities are accounted for under the cost method of accounting if we do not exercise significant influence over the entity, generally if our investment in voting equity interest of the investee is less than 20%. The equity method of accounting is used in circumstances where we exercise significant influence over the investee, generally when our voting equity interest is greater than 20% but less than a majority. In considering the accounting method for investments less than 20%, we also consider other factors such as our ability to exercise influence over operating and financial policies of the investee. If certain factors are present, we could account for investments for which we have less than 20% ownership under the equity method of accounting.

Investments in public companies are classified as available-for-sale and are adjusted to fair market value. Unrealized gains and losses are recorded as a component of Accumulated other comprehensive income in our Consolidated Balance Sheets, unless a decline in value is judged to be other-than-temporary. Other-than-temporary declines in value are reported in Other income (expense), net in our Consolidated Statements of Operations. Upon disposition of these investments, the specific identification method is used to determine the cost bases in computing realized gains or losses.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes certain changes in equity that are excluded from results of operations.

Specifically, foreign currency translation adjustments, changes in the fair value of derivatives designated as hedges, mark-to-market adjustments of available-for-sale securities, and the unfunded portion of pension plan obligations are included in Accumulated other comprehensive income (loss) in our Consolidated Balance Sheets and Total comprehensive income (loss) in our Consolidated Statements of Equity.

Concentrations of Credit Risk

Cash is placed on deposit in major financial institutions in Israel, Singapore, the U.S., and other countries. Such deposits may be in excess of insured limits. We believe that the financial institutions that hold our cash are financially sound and, accordingly, minimal credit risk exists with respect to these balances.

We invest cash not required for use in operations in high credit quality securities based on our investment policy. The investment policy has limits based on credit quality, investment concentration, investment type, and maturity that we believe will result in reduced risk of loss of capital. Investments are of a short-term nature and include investments in money market funds and corporate debt securities.

We have not experienced any investment losses due to institutional failure or bankruptcy.

Our accounts receivable are derived from sales to a large number of direct customers, resellers, and distributors globally. We perform ongoing evaluations of our customers' financial condition and limit the amount of credit extended when deemed necessary, but generally require no collateral.

An allowance for doubtful accounts is established with respect to those amounts that we have determined to be doubtful of collection using specific identification of doubtful accounts and an aging of receivables analysis based on invoice due dates. Actual collection losses may differ from management's estimates and such differences could be material to our consolidated financial position, results of operations, and cash flows. Uncollectible receivables are written off against the allowance for doubtful accounts when all efforts to collect them have been exhausted. Recoveries of receivables previously written-off are recognized when received. Accounts receivable payment terms are generally net 30 days, unless special payment terms are arranged.

For fiscal years 2012, 2011, and 2010, no single customer accounted for more than 10% of our total net revenues. In fiscal year 2012, no single customer accounted for more than 10% of net revenues in either of our two reportable segments. In fiscal year 2012, three customers accounted for 12.1% of our total net revenues. During fiscal years 2011 and 2010, Cielo S.A. and its affiliates accounted for approximately 12.4% and 12.5% of our International segment net revenues, and First Data and its affiliates accounted for approximately 13.0% of North America segment net revenues in both years. No other customer accounted for more than 10% of net revenues in either of our reportable segments during the fiscal years ended October 31, 2011 and 2010.

As of October 31, 2012 no single customer accounted for more than 10% of our total net accounts receivable. As of October 31, 2011, Cielo S.A. and its affiliates accounted for approximately 10.0% of our total net accounts receivable.

We are exposed to credit loss in the event of nonperformance by counterparties to the foreign exchange forward contracts used to mitigate the effect of exchange rate changes and the interest rate swap contracts used to hedge the variability in cash flows related to interest rate payments. We believe the counterparties for our outstanding contracts are large, financially sound institutions and thus we do not anticipate nonperformance by these counterparties. However, given the high debt levels of many countries and institutions worldwide, and the potential for financial contagion to spread distress among seemingly healthy organizations, the failure of additional counterparties is possible.

Recent Accounting Pronouncements

In June 2011, the FASB (Financial Accounting Standard Board) issued ASU (Accounting Standards Update) 2011-05, *Comprehensive Income (Topic 220) — Presentation of Comprehensive Income*, which requires an entity to present the total comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity. In December 2011, the FASB issued ASU 2011-12, *Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05*. ASU 2011-12 defers the effective date of the requirement in ASU 2011-05 to disclose on the face of the financial statements the effects of the reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income. All other requirements in ASU 2011-05 are not affected by ASU 2011-12. ASU 2011-05 and ASU 2011-12 are effective for us in our first quarter of fiscal year 2013. We have historically presented the components of other comprehensive income as part of our Consolidated Statements of Equity, and therefore adoption of this guidance will only change our financial statement presentation.

In July 2012, the FASB issued ASU 2012-02, *Intangibles-Goodwill and Other (Topic 350)-Testing Indefinite-Lived Intangible Assets for Impairment*. ASU 2012-02 provides the option to first assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that an indefinite-lived intangible asset other than goodwill is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action; otherwise, the entity is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value of the asset with its carrying amount. Alternatively, the entity may bypass the qualitative assessment for any indefinite-lived intangible asset in any period and perform the quantitative impairment test. ASU 2012-02 is effective for our annual and interim impairment tests performed during fiscal year 2013 and thereafter. Adoption of this guidance will not have an impact on our statement of position or results of operations.

Note 2. Business Combinations

Fiscal Year 2012 Acquisitions

Point Acquisition

On December 30, 2011, we completed our acquisition of Point (Electronic Transaction Group Nordic Holding AB), a Swedish company operating the Point International business, Northern Europe's largest provider of payment and gateway services and solutions for retailers. The purchase price was approximately €600.0 million, plus repayment of Point's outstanding multi-currency debt of €193.3 million, for a total cash purchase price of $1,024.5 million, based on exchange rates at the acquisition date. The source of funds for the cash consideration was a new credit agreement provided by a syndicate of banks (the 2011 Credit Agreement). See Note 12, *Financings*, for information on the 2011 Credit Agreement.

As a result of the acquisition, Point became a wholly-owned subsidiary of VeriFone. The acquisition was accounted for using the acquisition method of accounting. One subsidiary of Point, Babs Paylink AB, is owned 51% by Point and 49% by a third party that has a noncontrolling interest. The results of operations for the acquired businesses have been included in our financial results since the acquisition date.

We acquired Point to, among other things, provide a broader set of product and service offerings to customers globally, including expansion in the Northern European markets. For fiscal year 2012, we estimate that our total net revenues increased by approximately $170.4 million, due to the sale of products and services by Point entities, and the acquired Point business negatively impacted our earnings by approximately $25.3 million, including charges associated with the step-down (fair value decrease) in deferred revenue, amortization, and acquisition and integration expenses.

The fair value of consideration transferred for Point, based on exchange rates on the acquisition date, was comprised of (in thousands):

Cash paid to Point stockholders	$ 774,268
Cash for repayment of long-term debt	250,264
Total	$1,024,532

Recording of Assets Acquired and Liabilities Assumed

The assets acquired and liabilities assumed as part of our acquisition of Point were recognized at their fair values as of the acquisition date, December 30, 2011. Because of the short time frame between when the acquisition closed and our first reporting period, January 31, 2012, we initially recorded the net tangible and intangible assets acquired and liabilities assumed based upon their preliminary fair values as of December 30, 2011. The following table summarizes the fair values assigned to the assets acquired and liabilities assumed as of the acquisition date, and the adjustments made to the acquisition date estimated fair values based on subsequently obtained information (in thousands):

	Estimated Fair Value at Acquisition Date	Adjustments to Estimated Fair Value	Fair Value as of October 31, 2012
Cash and cash equivalents	$ 25,314	$ —	$ 25,314
Accounts receivable, net (gross contractual value of $24.5 million, of which $1.8 million is not expected to be collected)	24,505	(1,814)	22,691
Inventories	25,104	439	25,543
Deferred tax assets	13,235	(126)	13,109
Prepaid expenses and other current assets	7,014	3,431	10,445
Fixed assets	48,426	(632)	47,794
Purchased intangible assets	550,512	16,495	567,007
Accounts payable and other liabilities	(51,231)	1,952	(49,279)
Contingent consideration payable	(21,233)	870	(20,363)
Deferred revenue	(1,387)	(782)	(2,169)
Deferred tax liabilities	(153,222)	(1,278)	(154,500)
Noncontrolling interest in subsidiary	(37,132)	368	(36,764)
Total identifiable net assets	429,905	18,923	448,828
Goodwill	594,627	(18,923)	575,704
Total consideration transferred	$1,024,532	$ —	$1,024,532

The impact of applying these adjustments in fiscal quarters subsequent to the acquisition date was not material to our results of operations in any quarter. As of October 31, 2012, we have completed our fair value assessment of Point's acquired assets and assumed liabilities.

Goodwill is calculated as the excess of the consideration transferred over the identifiable net assets and represents future benefits arising from other assets acquired that could not be individually identified and separately recognized. Specifically, the goodwill recorded as part of the acquisition of Point includes the expected synergies and other benefits that we believe will result from combining the operations of Point with the operations of VeriFone and the value of the going-concern element of Point's business (which represents the higher rate of return on the assembled collection of net assets versus if VeriFone acquired all of the net assets separately). We generally do not expect the goodwill recognized to be deductible for income tax purposes.

The estimated fair value of acquired contingent consideration owed by Point related to its prior acquisitions was $20.4 million as of the acquisition date. This contingent consideration will be payable in cash if certain operating and financial targets are achieved in the two years following the dates of those acquisitions. The payout criteria for the contingent consideration contains provisions for prorated payouts if the target criteria are not met, provided that certain minimum thresholds are achieved. The U.S. dollar equivalent maximum payout for this contingent consideration as of the acquisition date was $24.4 million. During fiscal year 2012, subsequent to the acquisition of Point, we paid $19.5 million of the contingent consideration.

The fair value of the noncontrolling interest in Babs Paylink AB of $36.8 million was estimated by employing an income approach based on an assumed discount rate of 17% and an estimated terminal value derived from terminal stabilized cash flow multiples ranging from 8 to 9.

Valuations of Intangible Assets Acquired

The following table sets forth the components of intangible assets acquired in connection with the Point acquisition (in thousands, except for estimated useful lives):

	Fair Value	Estimated Useful Life (Years)
Customer relationships	$498,503	9.5
Developed software technology	54,783	4.4
Trade names	13,721	4.0
Total	$567,007	

Customer relationships represent the fair value of the underlying relationship and agreements with Point customers.

Developed software technology represents the fair values of Point's proprietary technologies, processes, patents and trade secrets related to the design of Point's products that have reached technological feasibility and are a part of Point's product lines.

Trade names represent the fair value of the Point and other trademarks owned by Point.

Some of the more significant estimates and assumptions inherent in the estimates of the fair values of identifiable intangible assets include all assumptions associated with forecasting product profitability from the perspective of a market participant. Specifically:

- Revenue — we use historical, forecast, and industry or other sources of market data, including the number of units to be sold, selling prices, market penetration, market share, and year-over-year growth rates over the product life cycles.
- Cost of sales, research and development expenses, sales and marketing expenses and general administrative expenses — we use historical, forecast, industry, or other sources of market data, including any expected synergies that can be realized by a market participant.

- Estimated life of the asset — we assess the asset's life cycle by considering the impact of technology changes and applicable payment security compliance and regulatory requirements.
- Discount rates — we use a discount rate that is based on the weighted average cost of capital with adjustments to reflect the risks associated with the specific intangible assets, such as country risks and commercial risks.
- Customer attrition rates — we use historical and forecast data to determine the customer attrition rates and the expected customer life.

The discount rates used in the intangible asset valuations ranged from 14% to 20% depending on the relative risk profile of the intangible assets. The customer attrition rates used in our valuation of customer relationship intangible assets ranged from zero to 7% depending on the geographic region. The estimated life of developed software technology intangible assets ranged from 2 years to 10 years. The royalty rate used in the valuation of the trade names intangible asset ranged from 1% to 2%. All of these judgments and estimates can materially impact the fair values of intangible assets.

Other Fiscal Year 2012 Acquisitions

During fiscal year 2012, in addition to Point, we completed acquisitions of other businesses and net assets as described in the table below for an aggregate purchase price of $81.5 million. The $81.5 million aggregate purchase price includes $6.4 million of holdback payments that will be paid between 12 to 15 months after the date the respective acquisitions closed, and contingent consideration having a total fair value of $3.8 million.

The holdback amounts will be paid out to selling stockholders unless the general representations and warranties made by the sellers as of the acquisition date were untrue. The contingent consideration will be payable in cash for the ChargeSmart and LIFT acquisitions, if certain operating and financial targets are achieved in the first three years of operations after the acquisition. The payout criteria for the contingent consideration contain provisions for prorated payouts if the target criteria are not met, provided that certain minimum thresholds are achieved. The contingent consideration was valued at $0.4 million and $3.4 million for the ChargeSmart and LIFT acquisitions. The maximum payouts for the contingent consideration under the purchase agreements are $11.0 million and $8.0 million for the ChargeSmart and LIFT acquisitions.

The acquisition of each company was accounted for using the acquisition method of accounting. No VeriFone equity interests were issued, and in each transaction 100% of the voting equity interests of the applicable business was acquired except for Show Media, which was structured as an acquisition of assets and assumption of certain liabilities. The results of operations for the acquired businesses have been included in our financial results since their respective acquisition dates.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed (in thousands) at the acquisition date of each transaction.

	LIFT	ChargeSmart	Show Media	Global Bay	Total
Acquisition date	March 1, 2012	January 3, 2012	November 1, 2011	November 1, 2011	
Assets acquired (liabilities assumed), net	$ 477	$ (4,225)	$ 1,593	$ (4,608)	$ (6,763)
Intangible assets (1)	1,600	9,770	6,660	14,490	32,520
Goodwill (2)	4,417	13,829	19,871	17,630	55,747
Total purchase price	$ 6,494	$ 19,374	$ 28,124	$ 27,512	$81,504

(1) Intangible assets included developed technology, customer relationships, non-compete agreement, trademarks and in-process research and development of $21.3 million, $6.5 million, $3.0 million, $0.9 million and $0.8 million, respectively, which are amortized over their estimated useful lives of 1 to 10 years.
(2) Goodwill is generally not expected to be tax deductible for LIFT, ChargeSmart and Global Bay, but is expected to be deductible for tax purposes for Show Media. The amount of goodwill resulted primarily from our expectation of increased value resulting from the integration of the acquired businesses' product offerings with our product offerings.

Fiscal Year 2011 Acquisitions

Hypercom Corporation

On August 4, 2011, we completed our acquisition of Hypercom, a provider of electronic payment solutions and value-added services at the point of transaction, by means of a merger of one of our wholly-owned subsidiaries with and into Hypercom such that Hypercom became a wholly-owned subsidiary of VeriFone following the merger. In connection with the merger we issued 14,462,629 shares of our common stock, par value $0.01 per share in exchange for all the outstanding common stock of Hypercom, and options to acquire Hypercom common stock were converted into options exercisable for approximately 814,638 shares of VeriFone common stock. Immediately prior to the merger, Hypercom divested its U.S., United Kingdom and Spain businesses to independent third parties. As part of the closing, Hypercom paid off its outstanding long term debt, totaling approximately $71.2 million, with cash provided by VeriFone.

We acquired Hypercom to, among other things, provide a broader set of product and service offerings to customers globally. We have included the financial results of Hypercom in our Consolidated Financial Statements from the date of acquisition.

For fiscal year 2011, we estimate that our total net revenues increased approximately $65.3 million due to the sale of Hypercom products and services. Hypercom reduced our operating income by approximately $37.1 million in fiscal year 2011, which included management's allocations and estimates of expenses that were not separately identifiable due to our integration activities, non-recurring expenses associated with the step-up (fair value increase) in inventory and step-down in deferred revenue, policy conforming adjustments, integration expenses and restructuring expenses.

The fair value of consideration transferred for Hypercom was comprised of (in thousands):

Fair value of VeriFone stock issued to Hypercom stockholders	$ 557,100
Fair value of stock options assumed	16,243
Cash for repayment of long-term debt	71,230
	$ 644,573

The fair values of stock options assumed were estimated using a Black-Scholes-Merton option-pricing model. Hypercom accelerated the vesting of all Hypercom stock options prior to the close. Accordingly, all options assumed by VeriFone as part of the acquisition relate to pre-combination services and are included in the total purchase price.

Recording of Assets Acquired and Liabilities Assumed

The following table summarizes the fair values assigned to the assets acquired and liabilities assumed as of the acquisition date, and the adjustments made to the acquisition date estimated fair values based on subsequently obtained information (in thousands):

	Estimated Fair Value at Acquisition Date	Adjustments to Estimated Fair Value	Fair Value as of October 31, 2012
Cash and cash equivalents	$ 35,469	$ 318	$ 35,787
Accounts receivable, net (gross contractual value of $69.4 million, of which $6.6 million was not expected to be collected)	62,964	(134)	62,830
Inventories	63,184	—	63,184
Deferred tax assets	6,782	1,558	8,340
Prepaid expense and other current assets	48,549	1,268	49,817
Fixed assets	21,593	(2,167)	19,426
Purchased intangible assets	210,740	—	210,740
Accounts payable and other liabilities	(126,246)	(1,530)	(127,776)
Deferred revenues	(5,866)	—	(5,866)
Deferred tax liabilities	(36,106)	(1,015)	(37,121)
Total identifiable net assets	281,063	(1,702)	279,361
Goodwill	363,510	1,702	365,212
Total consideration transferred	$ 644,573	$ —	$ 644,573

As of July 31, 2012, we completed our fair value assessment of Hypercom's acquired assets and assumed liabilities.

Valuations of Intangible Assets Acquired

The following table sets forth the components of intangible assets acquired in connection with the Hypercom acquisition (in thousands, except for estimated useful life):

	Fair Value	Estimated Useful Life (Years)
Developed technology	$ 62,580	3.3
In-process research and development	19,000	Indefinite
Customer relationships	128,310	5.3
Firm order backlog	850	1.0
Total intangible assets subject to amortization	$210,740	

Pre-Acquisition Contingencies Assumed

We have evaluated the pre-acquisition contingencies relating to Hypercom that existed as of the acquisition date, and determined that certain of these pre-acquisition contingencies are probable in nature and estimable as of the acquisition date and, accordingly, we recorded our best estimates for these contingencies. The largest recorded contingency related to product warranties. The fair value as of the acquisition date was $6.9 million, which was our best estimate of the costs that we expect will be incurred to satisfy existing warranty obligations.

During fiscal year 2012, we did not make material changes to the product warranty liability as the product claim experience was within our original estimates. Because the measurement period has expired, if we make changes to the amounts recorded or identify additional pre-acquisition contingencies, such amounts will be included in our results of operations.

Other Fiscal Year 2011 Acquisitions

During fiscal year 2011, in addition to Hypercom, we completed the acquisitions of other businesses and net assets as described in the table below for an aggregate purchase price of $71.9 million.

We acquired all of the outstanding common shares of Destiny Electronic Commerce (Proprietary) Limited, a South Africa-based electronic payment solutions provider, which traded as CSC. In accordance with the terms of a Share Purchase Agreement dated May 24, 2011, we issued an aggregate of 1,138,872 shares to the shareholders of CSC in exchange for all its outstanding common shares. In addition, CSC shareholders were eligible to be paid up to an additional 48.0 million South African Rand (approximately $7.2 million at the acquisition date) if certain financial targets were met in fiscal years 2011 and 2012. A total of 24.0 million South African Rand (approximately $2.9 million at payment date) was paid during the first quarter of 2012. The company expects to pay the remaining amount under the earn-out during the first quarter of 2013.

We acquired the Gemalto POS Business, the business and assets of Gemalto N.V.'s e-payment terminals and systems business unit and certain associated liabilities, under an asset purchase agreement. We paid $9.7 million at closing and paid an additional $4.6 million in March 2011 as part of a net assets purchase price adjustment that was provided for under the asset purchase agreement.

The acquisitions were accounted for using the acquisition method of accounting. The results of operations for the acquired businesses have been included in our financial results since their respective acquisition dates.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed (in thousands) at the acquisition date of each transaction.

	Destiny Electronic Commerce (Proprietary) Limited	Gemalto N.V.'s e-payment terminals and systems business unit	Total
Acquisition date	June 30, 2011	December 31, 2010	
Assets acquired (liabilities assumed), net	$ (10,386)	$ 15,366	$ 4,980
Intangible assets (1)	37,845	700	38,545
Goodwill (2)	30,186	—	30,186
Gain on purchase (3)	—	(1,770)	(1,770)
Total purchase price	$ 57,645	$ 14,296	$71,941

(1) Intangible assets included primarily customer relationships, which are amortized over their estimated useful lives of 4 to 6 years.

(2) Goodwill is generally not expected to be tax deductible. The amount of goodwill resulted primarily from our expectation of increased value resulting from the integration of the acquired businesses' product offerings with our product offerings.

(3) The total consideration paid for the Gemalto POS business was $14.3 million and the net assets acquired were $16.1 million. This resulted in a gain on purchase of $1.8 million which was recorded in Other income (expense), net in our Consolidated Statement of Operations for the fiscal year ended October 31, 2011.

Pro Forma Financial Information (Unaudited)

The supplemental pro forma financial information below was prepared using the acquisition method of accounting and is based on the historical financial information of VeriFone, Point, Hypercom and other acquired businesses, reflecting results of operations for fiscal years 2012 and 2011 on a comparative basis as though these companies had been acquired as of the beginning of the fiscal year prior to the fiscal year in which they were actually acquired.

The supplemental pro forma financial information for fiscal year 2012 combines the historical results of VeriFone for fiscal year 2012, and the historical results for fiscal year 2012 of Point, ChargeSmart, and LIFT as if they had all been acquired as of November 1, 2010.

The supplemental pro forma financial information for fiscal year 2011 combines the historical results of VeriFone for fiscal year 2011, the historical results for fiscal year 2011 for the fiscal year 2012 acquisitions as if they had all been acquired as of November 1, 2010 and the historical results for fiscal year 2011 of all businesses acquired in that year as if they had been acquired as of November 1, 2009.

The supplemental pro forma net income for fiscal year 2012 and 2011 includes pre-acquisition net income (loss) from the acquired entities of $1.4 million and $(18.5) million.

The pro forma financial information also includes adjustments to reflect one-time charges and amortization of fair value adjustments in the appropriate pro forma periods. These adjustments include:

- Net adjustments to amortization expense related to the fair value of acquired identifiable intangible assets totaling $6.2 million and $87.6 million for fiscal years 2012 and 2011.
- Additional interest expense of $4.1 million and $18.4 million for fiscal years 2012 and 2011 that would be incurred on additional borrowings made to fund the acquisitions, offset by elimination of acquired business interest expense on borrowings that were settled as part of the acquisitions. No adjustment is included for interest after December 2011 as the additional interest is reflected in our operating results following the date the borrowings actually occurred.
- Adjustments for other (charges) benefits, such as closing costs, one time professional fees, foreign currency losses related to deal consideration, amortization of fair market value adjustments and net tax effect of all of these, totaling $42.5 million and $32.3 million for fiscal years 2012 and 2011.

The following table presents the unaudited supplemental pro forma financial information as described above (in thousands except per share data):

	Years Ended October 31,	
	2012	2011
Total net revenues	$1,915,671	$1,832,018
Net income	$ 98,570	$ 190,181
Net income per share attributable to VeriFone Systems, Inc. stockholders — basic	$ 0.92	$ 1.83
Net income per share attributable to VeriFone Systems, Inc. stockholders — diluted	$ 0.89	$ 1.76

Acquisition-Related Costs

Certain expenses directly related to our acquisitions, primarily direct transaction costs such as professional service fees, are recorded as expenses in our Consolidated Statements of Operations.

Acquisition-related and other expenses consist of (i) transaction costs, which represent external costs directly related to our acquisitions and primarily include expenditures for professional fees such as banking, legal, accounting and other directly related incremental costs incurred to close the acquisition and (ii) integration costs, which represent personnel-related costs for transitional and certain other employees, integration-related professional services, additional asset write offs and other integration activity related expenses.

The following tables present a summary of acquisition-related costs and other expenses included in our Consolidated Statements of Operations for the fiscal years ended October 31, 2012 and 2011 (in thousands).

	Year Ended October 31, 2012		
	Transaction Costs	Integration Costs (Unaudited)	Total (Unaudited)
Cost of net revenues — System solutions	$ 8	$ 4,534	$ 4,542
Costs of net revenues — Services	(4)	2,646	2,642
Research and development	—	5,159	5,159
Sales and marketing	197	2,309	2,506
General and administrative	8,397	18,788	27,185
	$8,598	$33,436	$42,034

	Year ended October 31, 2011		
	Transaction Costs	Integration Costs (Unaudited)	Total (Unaudited)
Cost of net revenues — System solutions	$ 34	$ 1,823	$ 1,857
Costs of net revenues — Services	120	754	874
Research and development	17	379	396
Sales and marketing	440	2,600	3,040
General and administrative	17,711	8,896	26,607
	$18,322	$14,452	$32,774

	Year ended October 31, 2010		
	Transaction Costs	Integration Costs (Unaudited)	Total (Unaudited)
Sales and marketing	$ 793	$—	$ 793
General and administrative	2,927	—	2,927
	$3,720	$—	$3,720

Note 3. Net Income per Share of Common Stock

Basic net income per share of common stock is computed by dividing net income by the weighted average number of shares of common stock outstanding for the period. Diluted net income per share of common stock is computed using the weighted average number of shares of common stock outstanding plus the effect of common stock equivalents, unless the common stock equivalents are anti-dilutive. The potential dilutive shares of our common stock resulting from the assumed exercise of outstanding stock options and equivalents and the assumed exercise of the warrants relating to the senior convertible notes are determined using the treasury stock method. Under the treasury stock method, an increase in the fair market value of our common stock will result in a greater number of dilutive securities.

The following table presents the computation of net income per share of common stock (in thousands, except per share data)

	Years Ended October 31,		
	2012	2011	2010
Basic and diluted net income per share attributable to VeriFone Systems, Inc. stockholders:			
Numerator:			
Net income attributable to VeriFone Systems, Inc. stockholders	$ 65,033	$282,404	$98,827
Denominator:			
Weighted average shares attributable to VeriFone Systems, Inc. stockholders — basic	107,006	92,414	85,203
Weighted average effect of dilutive securities:			
Employee equity incentive plans	3,123	3,993	2,582
Senior convertible notes (1)	186	209	—
Weighted average shares attributable to VeriFone Systems, Inc. stockholders — diluted	110,315	96,616	87,785
Net income per share attributable to VeriFone Systems, Inc. stockholders:			
Basic	$ 0.61	$ 3.06	$ 1.16
Diluted	$ 0.59	$ 2.92	$ 1.13

(1) The diluted shares from the senior convertible notes do not include the effects of note hedge transactions on those notes, as described in Note 12, *Financings*. The note hedge transactions would have reduced the dilution attributable to the senior convertible notes by 50% if and when those notes had been converted and the note hedge transactions exercised. Part of the note hedge transactions were terminated in June 2011 and the remainder expired unused in June 2012.

For the fiscal years ended October 31, 2012, 2011, and 2010, options and stock awards to purchase 4.0 million, 1.2 million and 3.4 million shares of common stock were excluded from the calculation of weighted average shares for diluted net income per share as they were anti-dilutive. These awards could be included in the calculation in the future if the market price of our common stock increases.

The senior convertible notes, which are described in Note 12, *Financings,* were repaid in full in June 2012 without any conversion rights having been exercised. These notes were considered to be Instrument C securities, and therefore, only the conversion spread relating to the notes was included in our diluted earnings per share calculation, if dilutive. Under such method, the settlement of the conversion spread of the notes had a dilutive effect when the average share price of our common stock during any quarter in the fiscal years exceeded $44.02. The average share price of our common stock for each quarter during the fiscal year ended October 31, 2010 did not exceed $44.02, and therefore the effect of the senior convertible notes was anti-dilutive for that fiscal year.

Warrants to purchase 7.2 million shares of our common stock were outstanding at October 31, 2012 and 2011. The warrants were not included in the computation of diluted earnings per share because the warrants' $62.356 exercise price was greater than the average share price of our common stock during the fiscal years ended October 31, 2012, 2011 and 2010. Therefore, the effect of the warrants was anti-dilutive for those periods.

Note 4. Employee Benefit Plans

401(k) Plan

We maintain a defined contribution 401(k) plan for our U.S. employees that allows eligible employees to contribute up to 60% of their pretax salary up to the maximum allowed under Internal Revenue Service regulations. During the fiscal years ended October 31, 2012 and 2011, we made $3.5 million and $2.9 million of employer matching contributions to this plan. We temporarily suspended our contribution from May 16, 2009 through October 31, 2010. Effective November 1, 2010, we resumed our employer matching contribution to the 401(k) plan.

Post-Retirement Benefits

We have defined benefit pension plans, as required by local laws, for our employees in certain countries, primarily Germany, France, and Taiwan. One of these defined benefit pension plans had pension assets of $2.1 million and $2.2 million as of October 31, 2012 and 2011. Pension assets are included in Other long-term assets in our Consolidated Balance Sheets. The total liability for these plans as of October 31, 2012 and 2011 was $6.8 million and $6.0 million, which is included in liabilities in our Consolidated Balance Sheets. Pension costs for our defined benefit pension plans were approximately $1.6 million, $0.5 million, and $0.3 million for fiscal years 2012, 2011 and 2010.

We also have non-retirement post-employment benefit plans for our employees in certain other countries, primarily Israel. Benefits are provided based on employees' years of service and earnings, or in accordance with applicable local employee benefit regulations. Our obligation for non-retirement post-employment benefits was approximately $4.1 million, and $4.0 million as of October 31, 2012 and 2011, which is included in Other long-term liabilities in our Consolidated Balance Sheets. We have assets accumulated for these plans of $1.7 million, which are included in Other long-term assets in our Consolidated Balance Sheets. Net costs for our non-retirement post-employment benefit plans were approximately $0.8 million, $1.0 million, and $0.9 million for fiscal years 2012, 2011 and 2010.

Equity Incentive Plans

We had a total of 8.0 million stock options, 1.8 million RSUs (restricted stock units), and 0.1 million shares of RSAs (restricted stock awards) outstanding as of October 31, 2012. The number of shares that remained available for future grants under the 2006 Equity Incentive Plan was 2.0 million as of October 31, 2012.

New Founders' Stock Option Plan

In April 2003, we adopted the New Founders' Plan (New Founders' Stock Option Plan) for our executives and employees. A total of 1.5 million shares of our common stock were reserved for issuance under the New Founders' Plan. We are no longer granting options under the New Founders' Plan and will retire any options canceled thereafter. Stock option awards under the New Founders' Plan were granted with an exercise price equal to the market price of our stock on the date of grant. Those option awards generally vest in equal annual amounts over a period of five years from the date of grant and have a maximum term of ten years.

Outside Directors' Stock Option Plan

In January 2005, we adopted the Directors' Plan (Outside Directors' Stock Option Plan) for members of our board of directors who are not our employees or representatives of major stockholders. A total of 225,000 shares of our common stock have been reserved for issuance under the Directors' Plan. We will no longer grant options under the Directors' Plan and will retire any options canceled thereafter. Stock options granted generally vest over a period of four years from the date of grant and have a maximum term of seven years.

2005 Equity Incentive Option Plan

On April 29, 2005, we adopted the EIP Plan (2005 Equity Incentive Option Plan) for our executives and employees, and other individuals who provide services to us. A total of 3.1 million shares of our common stock have been reserved for issuance under the EIP Plan. We will no longer grant options under the EIP Plan and will retire any options canceled thereafter. Stock option awards were generally granted with an exercise price equal to the market price of our stock at the date of grant. Those options generally vest over a period of four years from the date of grant and have a maximum term of seven years.

Lipman Plans

In November 2006, we completed our acquisition of Lipman. As part of the acquisition consideration, we assumed all of Lipman's outstanding stock options totaling 3.4 million options. We no longer grant stock options under the Lipman Plans and will retire any options canceled thereafter.

Hypercom Plans

In August 2011, we completed our acquisition of Hypercom. As part of the acquisition consideration, we assumed all of Hypercom's outstanding options without any modification of the options, totaling 0.8 million options. The stock options were all vested and had a contractual term of 10 years. We no longer grant stock options under the Hypercom Plans and will retire any stock options canceled thereafter.

2006 Equity Incentive Plan

In March 2006, our stockholders approved the 2006 Plan (2006 Equity Incentive Plan) for our officers, directors, employees, and consultants. Upon approval of the 2006 Plan a total of 9.0 million shares of our common stock were reserved for issuance. On October 8, 2008, the stockholders approved an amendment to the 2006 Plan increasing the shares reserved for issuance to 13.2 million. On June 29, 2011, the stockholders approved an amendment to the 2006 Plan increasing the shares reserved for issuance to 22.5 million. Stock option awards are granted with an exercise price equal to the market price of our common stock at the date of grant. The awards vest over a period of 3 to 4 years from the date of grant, except for grants to our board of directors and performance-based RSUs, which generally vest over one year from the date of grant. Stock option awards have a maximum term of seven years. For purposes of the number of shares issuable under the 2006 Plan, any awards granted as stock options or stock appreciation rights are counted as one share for every award granted; RSUs granted beginning June 29, 2011 are counted as 2.00 shares for every RSU granted; and RSUs granted prior to June 29, 2011 are counted as 1.75 shares for every RSU granted.

In November 2009, we completed an Offer to Exchange certain options to purchase shares of our common stock, par value $0.01 per share, for a lesser number of replacement options to purchase shares of common stock. The Offer to Exchange expired on November 6, 2009. Pursuant to the terms and conditions of the Offer to Exchange, we accepted for cancellation eligible options covering 3.3 million shares of our common stock, representing approximately 74.5% of the total shares of common stock underlying options eligible for exchange. All surrendered options were canceled as of November 6, 2009. We issued replacement options covering 1.5 million shares of our common stock in exchange for the eligible options tendered and accepted in the Offer to

Exchange. The exercise price of the replacement options is $14.29, which was the closing price of our common stock on November 6, 2009 as reported on the New York Stock Exchange. The Offer to Exchange was structured as a value-for-value exchange.

During 2012, we granted 1.0 million of performance-based awards to selected executives. During each of 2011 and 2010, we granted 0.4 million of performance-based RSUs to selected executives under the 2006 Plan. The vesting of these performance-based awards was contingent upon meeting certain financial and operational targets for fiscal years 2012, 2011 and 2010 as set by the board of directors. All fiscal 2011 and 2010 grants vested in full. The fair value of the awards was based on the stock price on the date of grant.

We estimate the grant-date fair value of stock options using the Black-Scholes-Merton valuation model, with the weighted-average assumptions as shown in the following table.

	Years Ended October 31,		
	2012	2011	2010
Expected term of the options (in years)	3.6	4.0	4.0
Risk-free interest rate	0.7%	1.3%	1.5%
Expected dividend rate	0.0%	0.0%	0.0%
Expected stock price volatility	67.9%	69.9%	69.7%

These assumptions are determined as follows:

- The expected term of the options granted is derived from the historical actual term of option grants and an estimate of future exercises during the remaining contractual period of the option, and represents the period of time that options granted are expected to be outstanding.
- The average risk-free interest rate is based on the U.S. Treasury zero-coupon issues with a remaining term equal to the expected term of the options.
- The dividend yield assumption is based on our dividend history and future expectations of dividend payouts.
- The expected stock price volatility for options considers the historical volatility of common stock for the then expected term of the options, and includes the elements listed below at the weighted percentages presented:

	Years Ended October 31,		
	2012	2011	2010
Historical volatility of our common stock	95.0%	60.0%	60.0%
Historical volatility of comparable companies' common stock	0.0%	35.0%	35.0%
Implied volatility of our traded common stock options	5.0%	5.0%	5.0%

We placed the greatest weighting on the historic volatility of our common stock because we believe that, in general, it is representative of our expected volatility. However, our stock price during the second half of calendar year 2007 and most of calendar year 2008 was significantly impacted by our announcement on December 3, 2007 of a restatement of certain of our financial statements. Our restated financial statements were filed on August 19, 2008. Given that the historic volatility of our common stock over the then expected term of the options included the volatility during this restatement period, which we do not believe is representative of our expected volatility, we also used peer group data and implied volatility in our stock price volatility calculation during fiscal quarters ended prior to July 31, 2012. We included peer group data in an effort to capture a broader view of the marketplace over the expected term of the options. We included the implied volatility of our traded options to capture market expectations regarding our stock price. In determining the weighting between our peer group data and implied volatility, we accorded less weighting to our implied volatility because there is a relatively low volume of trades and the terms of the traded options are shorter than the expected term of our share options. Beginning with our fiscal quarter ended July 31, 2012, we have historical volatility data for our common stock for a period of time that covers the length of our expected term of 3.6 years, and that we believe provides a reasonable basis for an estimation of our expected volatility. Accordingly, we no longer use historic volatility of comparable companies' common stock in our weighting percentages. As of the fiscal quarter ended July 31, 2012, we increased the weighting of the historical volatility of our common stock from 75.0% to 95.0%, with the remaining 5.0% based on the implied volatility of our traded common stock options.

Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive equity awards, and subsequent events are not indicative of the reasonableness of our original estimates of fair value.

The fair value of each RSU and RSA is equal to the market value of our common stock on the date of grant.

We estimate forfeitures of options, RSUs and RSAs based on historical experience and record compensation expense only for those awards that are expected to vest.

The following table presents the stock-based compensation expense recognized in our Consolidated Statements of Operations in fiscal years 2012, 2011 and 2010 (in thousands):

	Years Ended October 31,		
	2012	2011	2010
Cost of net revenues	$ 2,103	$ 1,724	$ 1,071
Research and development	6,140	4,015	2,683
Sales and marketing	15,781	13,000	8,991
General and administrative	20,530	15,405	8,321
Total stock-based compensation	$44,554	$34,144	$21,066

As of October 31, 2012, total unrecognized compensation expense adjusted for estimated forfeitures related to unvested stock options was $42.3 million and to unvested RSUs and RSAs was $29.3 million, which is expected to be recognized over the remaining weighted-average vesting periods of 2.1 years for stock options and 2.4 years for RSUs and RSAs.

Equity Incentive Activity

The following table provides a summary of stock option activity for the year ended October 31, 2012:

	Shares Under Option (Thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (Thousands)
Outstanding at October 31, 2011	8,201	$18.38		
Granted	2,284	$35.52		
Exercised	(2,061)	$14.70		
Canceled	(372)	$23.87		
Expired	(52)	$24.54		
Outstanding at October 31, 2012	8,000	$23.93	4.6	$74,250
Vested or expected to vest at October 31, 2012	7,628	$23.39	4.5	$73,897
Exercisable at October 31, 2012	3,651	$16.88	3.5	$52,326

The total proceeds received from employees as a result of employee stock option exercises under all plans for fiscal years 2012, 2011, and 2010 were $30.3 million, $48.5 million, and $12.8 million. We recognized $1.5 million and $0.6 million of tax benefits in fiscal years 2012 and 2011. We did not recognize any tax benefits in connection with exercises during fiscal year 2010.

The weighted-average grant date fair value per stock option granted during fiscal years 2012, 2011 and 2010 was $17.28, $22.92, and $10.75. The total intrinsic value of options exercised during fiscal years 2012, 2011, and 2010 was $64.1 million, $95.9 million and $16.5 million.

The following table summarizes RSU and RSA activity for the year ended October 31, 2012:

	Shares (Thousands)	Aggregate Intrinsic Value (Thousands)
Outstanding at October 31, 2011	1,398	
Granted	874	
Vested	(359)	
Outstanding at October 31, 2012	1,913	$56,701
Expected to vest at October 31, 2012	1,615	$47,869
Ending exercisable (vested and deferred) at October 31, 2012	610	$18,080

The weighted-average grant date fair value per share of RSUs and RSAs granted during fiscal years 2012, 2011, and 2010, was $39.94, $39.99 and $18.26. All RSAs were granted on April 1, 2010 with a grant date fair value of $20.35. The total fair value of RSUs and RSAs that vested in fiscal years 2012, 2011, and 2010 was $12.1 million, $14.2 million and $0.6 million.

Note 5. Restructuring Charges

During the fourth quarter of fiscal year 2011, our management approved, committed to, and initiated a plan estimated to cost up to $14.7 million to restructure our operations following our acquisition of Hypercom in order to improve the cost efficiencies in our merged operations. During fiscal year 2012, we recorded an increase of $1.1 million of employee restructuring expense and paid another $5.7 million under this plan. Since the inception of this plan, we have expensed $9.2 million and paid $9.5 million. The Hypercom-related restructuring liability totaled $0.2 million and $4.8 million as of October 31, 2012 and 2011.

Remaining liabilities under other prior year restructuring plans as of October 31, 2012 and 2011 totaled $0.8 million and $1.3 million.

Restructuring activity for the fiscal year ended October 31, 2012 was as follows (in thousands):

	Employee Severance and Benefit Arrangements	Facilities Related Costs	Total
Balance at October 31, 2011	$ 4,864	$1,291	$ 6,155
Current year charges and adjustments	1,132	118	1,250
Cash payments	(5,653)	(586)	(6,239)
Currency translation adjustments	(124)	(5)	(129)
Balance at October 31, 2012	$ 219	$ 818	$ 1,037

As of October 31, 2012, $0.4 million of restructuring accruals were included in Accruals and other current liabilities and $0.6 million of restructuring accruals were included in Other long-term liabilities in our Consolidated Balance Sheets.

The following table summarizes restructuring expenses included in our Consolidated Statements of Operations for the fiscal years ended October 31, 2012, 2011 and 2010 (in thousands):

	Years Ended October 31,		
	2012	2011	2010
Cost of net revenues	$ 569	$ 789	$664
Research and development	38	587	(10)
Sales and marketing	(196)	5,393	33
General and administrative	839	1,672	215
	$1,250	$8,441	$902

Note 6. Income Taxes

Income before income taxes consisted of the following (in thousands):

	Years Ended October 31,		
	2012	2011	2010
United States	$16,094	$ 5,902	$28,656
Foreign	52,259	85,382	50,086
	$68,353	$91,284	$78,742

VERIFONE SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The provision for (benefit from) income taxes consisted of the following (in thousands):

	Years Ended October 31,		
	2012	2011	2010
Current:			
Federal	$ 2,924	$ 5,888	$(22,146)
State	113	844	316
Foreign	27,255	16,592	12,948
	$ 30,292	$ 23,324	$ (8,882)
Deferred:			
Federal	6,443	(188,258)	—
State	911	(14,074)	—
Foreign	(35,596)	(12,404)	(11,700)
	(28,242)	(214,736)	(11,700)
	$ 2,050	$(191,412)	$(20,582)

A reconciliation of taxes computed at the federal statutory income tax rate to the provision for (benefit from) income taxes is as follows (in thousands):

	Years Ended October 31,		
	2012	2011	2010
Provision for (benefit from) income taxes computed at the federal statutory rate	$ 23,923	$ 31,852	$ 27,386
State income tax, net of federal tax benefit	984	(13,231)	205
Foreign income taxes at other than U.S. rates	(53,155)	(35,904)	(12,127)
Valuation allowance, net	13,903	(180,255)	14,424
Stock compensation	4,462	2,975	432
Deduction for worthless stock of a subsidiary	—	—	(54,013)
Research credit	(356)	(1,980)	—
Dual consolidated loss	—	1,251	—
Unrealized inter-company profits	7	(1,081)	2,039
Acquisition costs	2,753	4,129	—
Foreign exchange	9,616	—	—
Other	(87)	832	1,072
	$ 2,050	$(191,412)	$(20,582)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of our deferred tax assets and liabilities were as follows (in thousands):

	October 31,	
	2012	2011
Deferred tax assets:		
Inventories	$ 7,191	$ 9,204
Loss carry forwards	105,480	132,041
Accrued expenses and reserves	22,652	26,573
Deferred revenue	35,234	32,770
Depreciation	5,326	4,843
Basis differences in deductible goodwill and purchased intangibles	131,709	125,746
Stock based compensation	20,872	17,832
Amortizable debt costs	1,203	887
Foreign taxes on basis differences	56,316	70,302
Foreign tax credit carry forwards	80,059	61,204
Other	29,724	15,990
Total deferred tax assets	495,766	497,392
Valuation allowance	(173,161)	(168,181)
Deferred tax liabilities:		
Basis differences on purchased intangibles	(208,905)	(79,683)
Basis differences on purchased inventory	790	(1,843)
Unrealized foreign currency gains	(3,383)	(4,475)
Depreciation	(3,563)	(6,081)
Basis differences in investments in foreign subsidiaries	(68,290)	(74,106)
Other	(9,173)	(16,041)
Total deferred tax liabilities	(292,524)	(182,229)
Net deferred tax assets	$ 30,081	$ 146,982

We recorded an income tax expense of $2.1 million for the fiscal year ended October 31, 2012, and an income tax benefit of $191.4 million and $20.6 million for fiscal years 2011 and 2010. The income tax benefit recorded for the fiscal year ended October 31, 2011 was primarily attributable to the release of a portion of our valuation allowance against U.S. federal and state deferred tax assets. The income tax benefit recorded for the fiscal year ended October 31, 2010 was primarily attributable to the recognition of a worthless stock deduction.

The effective tax rate for fiscal 2012 is lower than the U.S. statutory tax rate due to earnings in countries where we are taxed at lower rates compared to the U.S. federal and state statutory rates and reversal of uncertain tax position liabilities as statutes of limitations expired and issues were resolved.

As of October 31, 2012, on a worldwide basis we have recorded a net deferred tax asset of $30.1 million. The realization of the deferred tax assets is primarily dependent on us generating sufficient U.S. and foreign taxable income in future fiscal years. Based on historical profits and expectations of future results, we determined that there was sufficient positive evidence to support the release of the valuation allowance of $210.5 million against the majority of our U.S. federal and state deferred tax assets in the fourth quarter of fiscal 2011.

Additionally, we have maintained a valuation allowance on certain U.S. foreign tax credit related deferred tax assets and certain non-U.S. deferred tax assets because realization of these tax benefits through future taxable income is not more likely than not as of October 31, 2012. We intend to maintain the valuation allowances until sufficient positive evidence exists to support the reversal of the valuation allowances. The valuation allowance for deferred tax assets was $173.2 million and $168.2 million, as of October 31, 2012 and 2011. Our deferred tax asset valuation allowance increased by $5.0 million for the fiscal year ended October 31, 2012 primarily attributable to current year additions to foreign tax credits in the U.S.

The tax loss carry forwards as of October 31, 2012 were primarily related to tax losses in the U.S. of $240.6 million, in Ireland of $144.8 million, in Brazil of $76.9 million, in Sweden of $39.3 million, in the United Kingdom of $33.9 million, and various other non-U.S. countries of $46.1 million. Approximately $280.0 million of foreign tax losses may be carried forward indefinitely. The remaining balance of approximately $301.5 million of tax losses is subject to limited carry forward terms of 5 to 20 years.

The excess tax benefits associated with stock option exercises are recorded directly to stockholders' equity only when realized. As a result, the excess tax benefits included in net operating loss carryforwards but not reflected in deferred tax assets at October 31, 2012 is $98.7 million.

We acquired all the outstanding common stock of Hypercom on August 4, 2011 and Semtek Innovative Solutions Corporation on September 8, 2010. Hypercom had a US net operating loss carry forward of $222.0 million and Semtek had net operating loss carry forwards of approximately $21.2 million as of October 31, 2011. The utilization of the acquired net operating losses may be restricted due to change in ownership provisions of Section 382 of the Internal Revenue Code.

As of October 31, 2012, we have recorded U.S. foreign tax credit carry forwards of $80.1 million which will expire at various dates beginning in 2015, if not utilized. In addition we have recorded U.S. research and development tax credit carry forwards of $9.7 million which will expire at various dates beginning in 2019, if not utilized.

We recognize deferred tax liabilities associated with outside basis differences on investments in foreign subsidiaries unless the difference is considered essentially permanent in duration. As of October 31, 2012, we have recorded a deferred tax liability of $68.3 million associated with $203.2 million of taxable outside basis differences which are not considered permanently reinvested. We have not recorded deferred taxes on approximately $293.2 million of undistributed earnings as they are considered permanently reinvested. As of October 31, 2012, the determination of the unrecorded deferred tax liability related to these earnings is not practicable. If circumstances change and it becomes apparent that some or all of the undistributed earnings will not be invested indefinitely, or will be remitted in the foreseeable future, an additional deferred tax liability will be recorded for some or all of the outside basis difference.

We have a Singapore Pioneer Tax Holiday for fiscal years 2006 through 2011 with a one year extension through our fiscal year 2012. At the expiration of the tax holiday, our income in Singapore will be taxed at the statutory rate of 17% instead of the agreed Pioneer Tax Holiday rate of 0% which may impact our effective tax rate. The tax benefit of the tax holiday for the years ended October 31, 2012, 2011, and 2010 was $19.2 million ($0.17 per diluted shares), $13.6 million ($0.14 per diluted shares), and $8.3 million ($0.10 per diluted share).

Additionally, we have a Tax Holiday in Uruguay. The Tax Holiday in Uruguay does not have an expiration date provided that we comply with the local tax law requirements. The Tax Holiday benefit for this country was not significant and had an insignificant impact on earnings per share for the fiscal years 2012, 2011 and 2010.

We are currently under audit by the Internal Revenue Service ("IRS") for fiscal years 2005-2010 related to our 5 year net operating loss carry back for fiscal 2010. The examination is currently in process with no proposed adjustments to date.

We also have certain foreign subsidiaries under audit, by foreign tax authorities, including Brazil for calendar years 2004 and 2006, Israel for fiscal years 2007 to 2009, and India for fiscal years 2006 to 2009. Although we believe we have properly provided for income taxes for the years subject to audit, the Brazil, Israel and Indian taxing authorities may adopt different interpretations. We have not yet received any final determinations with respect to these audits. We have accrued tax liabilities associated with these audits. With few exceptions, we are no longer subject to tax examination for periods prior to 2003.

The aggregate changes in the balance of gross unrecognized tax benefits under ASC 740-10 were as follows (in thousands):

	Years Ended October 31,		
	2012	2011	2010
Balance at beginning of period	$95,776	$30,000	$30,000
Lapse of statute of limitations	(2,539)	(5,081)	(1,800)
Increases in balances related to tax positions taken during prior periods	1,913	597	2,100
Decreases in balances related to tax positions taken during prior periods	(2,603)	—	(3,500)
Increases in balances related to tax positions taken during current period	1,813	8,683	3,200
Increases in balances related to business combinations	4,060	61,577	—
Settlements	$(3,021)	$ —	$ —
Balance at end of period	$95,399	$95,776	$30,000

The total gross unrecognized tax benefits of $95.4 million and $45.5 million at October 31, 2012 and 2011, if recognized, will affect our effective tax rate.

As of October 31, 2012, 2011 and 2010, we had accrued interest and penalties related to unrecognized tax benefits of $4.1 million, $6.3 million, and $8.3 million (net of tax benefit). During fiscal year 2012, interest and penalties related to unrecognized tax benefits decreased by $2.2 million compared to fiscal year 2011, the majority of which was recognized as a decrease in the provision for income taxes.

The amount of unrecognized tax benefits could be reduced upon closure of tax examinations or if the statute of limitations on certain tax filings expires without assessment from the tax authorities. We believe that it is reasonably possible that there could be a reduction in unrecognized tax benefits due to statute of limitation expirations in multiple tax jurisdictions during the next 12 months that is not material. Interest and penalties accrued on these uncertain tax positions will also be released upon the expiration of statutes of limitations.

Note 7. Balance Sheet and Statement of Operations Details

Accounts Receivable Allowances

Activity related to the allowance for doubtful accounts consisted of the following in thousands)

	Years Ended October 31,	
	2012	2011
Balance at beginning of period	$4,690	$4,947
Charges to bad debt expense	2,074	725
Write-offs, recoveries and adjustments	108	(982)
Balance at end of period	$6,872	$4,690

Our general revenue reserve was $1.6 million and $1.0 million as of October 31, 2012 and 2011, with no material activity for the fiscal years presented.

Restricted Cash

We had $4.1 million of restricted cash included in Prepaid expenses and other current assets in our Consolidated Balance Sheets as of October 31, 2012. We had $12.8 million and $4.8 million of restricted cash included in Other long-term assets in our Consolidated Balance Sheets as of October 31, 2012 and 2011. These restricted cash balances were mainly comprised of pledged deposits, deposits for irrevocable standby letters of credit, and bank guarantees to customers.

Inventories

Inventories consisted of the following (in thousands):

	October 31,	
	2012	2011
Raw materials	$ 50,952	$ 45,716
Work-in-process	552	859
Finished goods	126,770	97,741
Total inventory	$178,274	$144,316

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	October 31,	
	2012	2011
Deferred income taxes	$ 39,072	$ 39,040
Prepaid taxes	36,678	18,490
Prepaid expenses	37,261	34,115
Investment in equity security and warrants	2,667	6,132
Other receivables	14,866	27,020
Other current assets	5,666	2,333
Total prepaid expenses and other current assets	$136,210	$127,130

Fixed Assets, Net

Fixed assets, net consisted of the following (in thousands):

	Estimated Useful Life (Years)	October 31, 2012	October 31, 2011
Revenue generating assets	5	$ 101,589	$ 32,531
Computer hardware and software	3-5	70,064	59,056
Machinery and equipment	3-10	35,865	27,952
Leasehold improvements	Lesser of the term of the lease or the estimated useful life	20,773	17,060
Office equipment, furniture, and fixtures	3-5	9,423	6,278
Buildings	40-50	6,788	6,083
Depreciable fixed assets, at cost		244,502	148,960
Accumulated depreciation		(106,688)	(74,696)
Depreciable fixed assets, net		137,814	74,264
Construction in progress	—	7,838	8,345
Land	—	1,151	1,025
Fixed assets, net		$ 146,803	$ 83,634

For the fiscal years ended October 31, 2012, 2011 and 2010, total depreciation expense for property, plant and equipment was $45.9 million, $22.3 million and $17.7 million.

Other Long-Term Assets

Other assets consisted of the following (in thousands):

	October 31, 2012	October 31, 2011
Debt issuance costs, net	$31,897	$ 2,749
Long-term restricted cash	12,754	4,804
Capitalized software development costs, net	12,238	6,795
Deposits	9,068	8,662
Other long-term receivables	7,531	8,275
Other long-term assets	5,545	7,517
Total other long-term assets	$79,033	$38,802

Accruals and Other Current Liabilities

Accruals and other current liabilities consisted of the following (in thousands):

	October 31,	
	2012	2011
Accrued expenses	$ 68,431	$ 74,775
Accrued compensation	47,019	51,515
Accrued liabilities for contingencies	20,863	30,561
Accrued patent litigation loss contingency, including interest (Note 13)	18,981	—
Sales and value-added taxes payable	12,461	6,725
Acquisition-related earn-out payables — current portion	6,131	3,603
Deferred acquisition consideration payable — current portion	7,980	2,078
Accrued warranty	11,931	20,358
Deferred tax liabilities — current portion	9,594	4,960
Income taxes payable	13,577	9,116
Other current liabilities	13,899	14,432
Total accruals and other current liabilities	$230,867	$218,123

Accrued Warranty

Activity related to warranty consisted of the following (in thousands):

	Years Ended October 31,	
	2012	2011
Balance at beginning of period	$ 22,032	$ 12,747
Warranty charged to cost of net revenues	12,340	17,888
Utilization of warranty accrual	(20,494)	(16,573)
Acquired warranty obligations	348	7,139
Changes in estimates	(1,451)	831
Balance at end of period	12,775	22,032
Less: current portion	(11,931)	(20,358)
Long-term portion	$ 844	$ 1,674

We provide reserves for the estimated costs of product warranty obligations based on a number of factors including the size of the installed base of products subject to warranty protection, historical and projected warranty claim rates, historical and projected costs associated with claims, and knowledge of specific product failures that are outside of our typical experience. We assess the adequacy of our recorded warranty liabilities and adjust the amounts as necessary based on our actual experience and any changes in future estimates. As of October 31, 2012 and 2011, our warranty accrual included product specific warranty accruals of approximately $1.2 million and $7.9 million, related to specific issues with our products. The amount accrued represents our best estimate of the costs expected to be incurred based on currently available information. We may incur additional warranty expense related to these products in future periods.

Deferred Revenue, Net

Deferred revenue, net of related costs consisted of the following (in thousands):

	October 31,	
	2012	2011
Deferred revenue	$144,492	$113,154
Deferred cost of revenue	(15,885)	(12,863)
Deferred revenue, net	128,607	100,291
Less current portion	(91,545)	(68,824)
Long-term portion	$ 37,062	$ 31,467

Other Long-Term Liabilities

Other long-term liabilities consisted of the following (in thousands):

	October 31,	
	2012	2011
Deferred tax liabilities — long-term portion	$44,144	$51,918
Statutory retirement and pension obligations	10,983	10,292
Acquisition-related earn-out payables — non-current portion	2,832	3,125
Deferred acquisition consideration payable — non-current portion	—	2,000
Other liabilities	12,481	11,636
Total other long-term liabilities	$70,440	$78,971

Redeemable Noncontrolling Interest in Subsidiary

On September 30, 2010, we acquired 80% of the outstanding equity of ABS (All Business Solutions — ABS S.r.l.), under a quota (or share) purchase agreement. The minority shareholder holding the remaining 20% of ABS has a put option, which if exercised requires us to purchase the remaining 20% equity of ABS at the then fair market value. The put option is exercisable 3 years from the closing, that is, October 1, 2013 until September 30, 2015. We do not consider the 20% noncontrolling interest as permanent equity, because it is redeemable at the option of the minority shareholder and is therefore outside our control. As such, the redeemable noncontrolling interest is reported in a separate line above Shareholders' equity in our Consolidated Balance Sheets and is recognized at the greater of the initial carrying amount increased or decreased for the noncontrolling interest's share of net income or loss or its redemption value. As of both October 31, 2012 and 2011, redeemable noncontrolling interests were recorded at $0.9 million.

Noncontrolling Interest in Subsidiaries

Changes in Noncontrolling interest in subsidiaries are set forth below (in thousands):

	Years Ended October 31,	
	2012	2011
Balance at beginning of period	$ 445	$ 572
Additions due to acquisitions	36,781	—
Distributions to noncontrolling interest stockholders	(1,673)	(418)
Net income attributable to noncontrolling interest in subsidiaries, net	1,268	291
Balance at end of period	$36,821	$ 445

Other Income (Expense), net

Other income (expense), net consisted of the following (in thousands):

	Years Ended October 31,		
	2012	2011	2010
Foreign currency exchange losses, net	$(23,455)	$ (998)	$(2,758)
Gain on reversal of pre-acquisition contingency	5,529	3,817	6,692
Gain on convertible notes call option hedge settlement	—	4,554	—
Adjustment to deferred acquisition consideration payable	(407)	2,443	—
Gain on bargain purchase of a business, net	—	1,772	—
Impairment of equity investment	—	—	(1,852)
Other-than-temporary loss on available-for-sale equity investment	(1,871)	—	—
Other income (expense), net	(557)	341	1,302
Total other income (expense), net	$(20,761)	$11,929	$ 3,384

We recorded a $22.5 million foreign currency loss in December 2011 related to the difference between the forward rate on contracts purchased to fix the U.S. dollar equivalent of the purchase price for our Point acquisition, and the actual rate on the date of derivative settlement. This loss was partially offset by a $1.5 million gain on the currency we held from the date of the derivative settlement until the funds were transferred to purchase Point.

Note 8. Fair Value Measurements

Our financial assets and liabilities are measured and recorded at fair value on a recurring basis, except for our debt. Our non-financial assets, such as goodwill, purchased intangible assets, and property, plant and equipment are measured at fair value when there is an indicator of impairment and recorded at fair value only when an impairment charge is recognized.

We define fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value, we consider the principal or most advantageous market in which we would transact, and we consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of non-performance.

We follow a three-level fair value hierarchy based on the inputs used in measuring fair value:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

Assets and Liabilities Measured and Recorded at Fair Value on a Recurring Basis

There were no transfers between fair value measurement levels during fiscal year 2012. The following table presents our assets and liabilities that were measured at fair value on a recurring basis as of October 31, 2012 and 2011, and their classification within the fair value hierarchy (in thousands):

	October 31, 2012			
	Carrying Value	Quoted Price in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Current assets:				
Cash and cash equivalents				
Money market funds (1)	$69,743	$69,743	$ —	$ —
Prepaid expenses and other current assets				
Marketable equity investment (2)	2,471	2,471	—	—
Equity warrants (3)	196	—	196	—
Foreign exchange forward contracts not designated as cash flow hedges (4)	161	—	161	—
Total assets measured and recorded at fair value	$72,571	$72,214	$ 357	$ —
Liabilities				
Current liabilities:				
Accruals and other current liabilities				
Acquisition related earn-out payables (5)	$ 6,131	$ —	$ —	$6,131
Interest rate swaps designated as cash flow hedges (6)	2,451	—	2,451	—
Foreign exchange forward contracts not designated as cash flow hedges (4)	291	—	291	—
Other long-term liabilities				
Acquisition related earn-out payables (5)	2,832	—	—	2,832
Interest rate swaps designated as cash flow hedges (6)	2,168	—	2,168	—
Total liabilities measured and recorded at fair value	$13,873	$ —	$4,910	$8,963

	October 31, 2011			
	Carrying Value	Quoted Price in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Current assets:				
Cash and cash equivalents				
Money market funds (1)	$186,530	$186,530	$—	$ —
Prepaid expenses and other current assets				
Marketable equity investment (2)	5,450	5,450	—	—
Equity warrants (3)	682	—	682	—
Foreign exchange forward contracts not designated as cash flow hedges (4)	58	—	58	—
Total assets measured and recorded at fair value	$192,720	$191,980	$740	$ —
Liabilities				
Current liabilities:				
Accruals and other current liabilities				
Acquisition related earn-out payables (5)	$ 3,603	$ —	$—	$3,603
Foreign exchange forward contracts not designated as cash flow hedges (4)	314	—	314	—
Other long-term liabilities				
Acquisition related earn-out payables (5)	3,125	—	—	3,125
Total liabilities measured and recorded at fair value	$ 7,042	$ —	$314	$6,728

1. Money market funds are classified as Level 1 because we determine the fair value of the funds using quoted market prices in markets that are active.
2. The marketable equity investment is classified as Level 1 because we determine the fair value using quoted market prices in markets that are active.
3. The equity warrants are classified as Level 2 because we determine the fair value using the Black-Scholes-Merton valuation model considering quoted market prices for the underlying shares, the treasury risk free interest rate, historic volatility and the remaining contractual term of the warrant.
4. The foreign exchange forward contracts are classified as Level 2 because we determine the fair value using quoted market prices and other observable data for similar instruments in an active market.
5. The acquisition related earn-out payables are classified as Level 3 because we use a probability-weighted expected payout model to determine the expected payout and an appropriate discount rate to calculate the fair value. The key assumptions in applying the approach are the internally forecasted sales, contributions, and other performance measures for the acquired businesses, the probability of achieving the sales, contribution, and other performance targets and an appropriate discount rate. Significant increases in the probability of achieving sales, contribution, and other performance targets in isolation would result in a significantly higher fair value measurement while significant decreases in the probability of success in isolation would result in a significantly lower fair value measurement. Similarly, significant increases in the discount rate in isolation would result in a significantly lower fair value measurement while significant decreases in the discount rate in isolation would result in a significantly higher fair value measurement. We evaluate changes in each of the assumptions used to calculate fair values of our earn-out payable at the end of each period.
6. Interest rate swaps are classified as Level 2 because we determine the fair value using observable market inputs, such as the one month LIBOR forward pricing curve, as well as credit default spreads reflecting nonperformance risks of VeriFone and that of its counterparties.

Fair Value of Acquisition-Related Earn-out Payables

The following table presents a reconciliation for our earn-out payables measured and recorded at fair value on a recurring basis, using Level 3 significant unobservable inputs (in thousands):

	Years Ended October 31,	
	2012	2011
Balance at beginning of period	$ 6,728	$ 2,960
Additions related to current period business acquisitions	24,149	7,334
Changes in estimates, included in Other income (expense), net	407	(2,443)
Interest expense	1,079	120
Foreign currency adjustments	141	(743)
Payments	(23,541)	(500)
Balance at end of period	$ 8,963	$ 6,728
Less: current portion	6,131	3,603
Non-current portion	$ 2,832	$ 3,125

As of October 31, 2012, the total gross earn-out payable, if all the financial performance targets were met as of October 31, 2012, would have been $27.5 million.

Fair Value of Other Financial Instruments

Other financial instruments consisted principally of cash, accounts receivable, accounts payable and long-term debt. The estimated fair value of cash, accounts receivable, and accounts payable approximates their carrying value. The estimated fair value of our Term A loan, Term B loan, and Revolving loan approximates the carrying value because the interest rate on such debt adjusts to market rates on a periodic basis. The senior convertible notes, which were carried at cost and were repaid in full at maturity on June 15, 2012, had a fair value of $304.6 million as of October 31, 2011, based on the closing trading price of our common stock on October 31, 2011.

Note 9. Goodwill and Purchased Intangible Assets

Goodwill

Activity related to goodwill consisted of the following (in thousands):

	Years Ended October 31,	
	2012	2011
Balance at beginning of period	$ 561,414	$169,322
Additions related to business combinations	631,470	392,723
Adjustment related to prior fiscal year acquisition	1,632	622
Currency translation adjustments	(15,135)	(1,253)
Balance at end of period	$1,179,381	$561,414

As of both October 31, 2012 and 2011, the accumulated impairment losses included in total goodwill were $372.4 million for our International segment and $65.5 million for our North America segment, excluding impacts of foreign currency fluctuations.

Goodwill is not amortized. We review goodwill for impairment annually, and whenever events or changes in circumstances indicate its carrying amount may not be recoverable. Our fiscal year 2012, 2011 and 2010 annual tests for goodwill impairment did not result in any impairment charges. We performed our fiscal year 2012 annual test for impairment as of August 1, 2012. For fiscal year 2012, we compared the carrying amount of each of our five reporting units to their estimated fair value, and determined that the estimated fair value of each reporting unit exceeded its carrying amount by at least 25%.

Purchased Intangible Assets

Purchased intangible assets consisted of the following (in thousands):

	October 31, 2012			October 31, 2011		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$686,773	$ (95,284)	$591,489	$185,872	$ (16,615)	$169,257
Developed and core technology	173,545	(46,618)	126,927	187,193	(114,112)	73,081
In-process research and development	—	—	—	19,021	—	19,021
Trade name	17,707	(4,259)	13,448	2,692	(897)	1,795
Other	4,214	(1,270)	2,944	3,031	(2,418)	613
	$882,239	$(147,431)	$734,808	$397,809	$(134,042)	$263,767

We periodically evaluate whether changes have occurred that would require revision of the remaining useful life of our purchased intangible assets or render them not recoverable. If such circumstances arise, we use an estimate of the undiscounted value of expected future operating cash flows to determine whether the carrying amount of our purchased intangible assets has been impaired. There were no impairment charges in fiscal years ended October 31, 2012, 2011 and 2010.

When intangible assets reach the end of their useful lives, we offset the gross cost and accumulated amortization. During fiscal year 2012, intangible assets in the amount of $110.3 million, including $102.7 million related to developed and core technology, $0.3 million related to customer relationship, $0.4 million related to trade names and $6.9 million related to other intangibles, were netted. During fiscal year 2011, intangible assets in the amount of $78.5 million, including $6.6 million related to developed and core technology and $71.9 million related to customer relationships, were netted.

Amortization of purchased intangible assets for the fiscal years ended October 31, 2012, 2011 and 2010 was allocated as follows (in thousands):

	Years Ended October 31,		
	2012	2011	2010
Included in cost of net revenues	$ 40,468	$19,158	$21,267
Included in operating expenses	83,795	14,829	14,624
	$124,263	$33,987	$35,891

Total future amortization expense for purchased intangible assets that have finite lives, based on our existing intangible assets and their current estimated useful lives as of October 31, 2012, is estimated as follows (in thousands):

Years Ending October 31:	Cost of Net Revenues	Operating Expenses	Total
2013	$ 43,577	$ 91,591	$135,168
2014	42,737	90,980	133,717
2015	22,332	89,711	112,043
2016	14,617	85,108	99,725
2017	2,186	59,143	61,329
Thereafter	109	192,717	192,826
	$125,558	$609,250	$734,808

Note 10. Investment in Equity Securities

On February 9, 2010, we invested in Trunkbow (Trunkbow International Holdings Ltd.), a Jinan, People's Republic of China-based mobile payments and value-added service applications company. We paid $5.0 million for 2.5 million shares of common stock and 0.5 million common stock warrants. The warrants have a strike price of $2.00 per share and are exercisable anytime up to 5 years from the closing date. The investment was originally accounted for using the cost method and reflected in Other assets in our Consolidated Balance Sheets. The allocated costs of the shares and warrants were approximately $4.7 million and $0.3 million.

On February 3, 2011, Trunkbow's shares began trading on the NASDAQ Global Market. As a result, our investment in Trunkbow shares became marketable and we reclassified this investment as available-for-sale. Accordingly, our investment in the Trunkbow shares is recorded at fair value, which is the quoted market price of the shares. Unrealized gains or unrealized losses on the shares judged to be temporary are included in Accumulated other comprehensive income, a component of Stockholders' equity. Realized gains or losses on the sale of available-for-sale securities, which will be calculated based on the specific identification method, and declines in value below cost judged to be other-than-temporary, if any, will be recorded in Other income (expense), net as incurred.

Trunkbow Shares: The fair value of our Trunkbow shares as of October 31, 2012 and 2011 was estimated at $2.5 million and $5.5 million. The $1.9 million net unrealized loss as of October 31, 2012 was judged to be other-than-temporary, based on the sustained decline in the stock market price, and was recorded as Other income (expense), net, in our fiscal year 2012 Consolidated Statements of Operations. During the fiscal year 2011, we recorded a $0.8 million net unrealized gain in Accumulated other comprehensive income. In fiscal year 2012, we sold 0.2 million Trunkbow shares and recognized a $0.1 million loss on the sale.

Trunkbow Warrants: The Trunkbow warrants are considered derivatives and are recorded at fair value. We estimate the fair value of the warrants using the Black-Scholes-Merton valuation model. The changes in fair value are recorded as Other income (expense), net, in our Consolidated Statements of Operations. The fair value of our Trunkbow warrants as of October 31, 2012 and 2011 was estimated at $0.2 million and $0.7 million. We recognized a $0.5 million mark-to-market loss and $0.4 million mark-to-market gain as Other income (expense), net for the fiscal years ended October 31, 2012 and 2011 in our Consolidated Statement of Operations.

During the fiscal year ended October 31, 2010, we recorded a $1.9 million loss on equity investment as a result of our acquisition of Semtek (Semtek Innovations Solutions Corporation). The loss represented the difference between the fair value of our initial investment in Semtek at the date of acquisition and the cost of such investment.

Note 11. Derivative Financial Instruments

We use derivative financial instruments, primarily forward contracts and swaps, to manage our exposure to foreign currency exchange rate and interest rate risks. Our primary objective in holding derivatives is to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates and interest rates.

Our derivatives expose us to credit risk to the extent that the counterparties may be unable to meet the terms of the agreement. However, we do seek to mitigate such risks by limiting our counterparties to major financial institutions. We do not expect losses as a result of defaults by counterparties. We use derivative financial instruments to hedge or mitigate commercial risk, and our board of directors has approved the Company's qualification for and election of the Commodity Futures Trading Commission's End User Exception to the mandatory requirement under the Dodd-Frank Wall Street Reform and Consumer Protection Act to clear derivative transactions through a registered derivatives clearing organization. We do not use derivative financial instruments for speculative or trading purposes, nor do we hold or issue leveraged derivative financial instruments.

We recognize the fair value of our outstanding derivative financial instruments at the end of each reporting period as either assets or liabilities on our Consolidated Balance Sheets. See Note 8, *Fair Value Measurements,* for a presentation of the fair value of our outstanding derivative instruments as of October 31, 2012 and 2011.

The following tables present the amounts of gains and losses on our derivative instruments for fiscal years 2012 and 2011 (in thousands):

	Year Ended October 31, 2012		
	Net amount of gain (loss) deferred as a component of accumulated other comprehensive loss	Amount of gain (loss) reclassified from accumulated other comprehensive loss into income	Amount of gain (loss) recognized in income immediately
Derivatives designated as hedging instruments:			
Interest rate swap agreements (1)	$(4,619)	$(1,414)	$ —
Foreign exchange forward contracts (2)	—	50	(238)
	(4,619)	(1,364)	(238)
Derivatives not designated as hedging instruments:			
Foreign exchange forward contracts (3)	—	—	443
Equity warrants (3)	—	—	(486)
	—	—	(43)
	$(4,619)	$(1,364)	$(281)

	Year ended October 31, 2011		
	Net amount of gain (loss) deferred as a component of accumulated other comprehensive loss	Amount of gain (loss) reclassified from accumulated other comprehensive loss into income	Amount of gain (loss) recognized in income immediately
Derivatives not designated as hedging instruments:			
Foreign exchange forward contracts (3)	$—	$—	$500
Equity warrants (3)	—	—	382
	$—	$—	$882

(1) The effective portion of gains or losses on interest rate swap agreements designated as hedging instruments is recognized in Interest expense on our Consolidated Statements of Operations.
(2) The effective portion of gains or losses on foreign exchange forward contracts designated as hedging instruments is recognized in Cost of net revenues on our Consolidated Statements of Operations. The ineffective portion of gains or losses on foreign exchange forward contracts designated as hedging instruments is recognized in Other income (expense), net on our Consolidated Statements of Operations.
(3) Gains or losses on foreign exchange forward contracts not designated as hedging instruments and on equity warrants are recognized in Other income (expense), net on our Consolidated Statements of Operations.

Interest Rate Swap Agreements Designated as Cash Flow Hedges

We use interest rate swap agreements to hedge the variability in cash flows related to interest rate payments. On March 23, 2012, we entered into a number of interest rate swap agreements to effectively convert $500.0 million of the Term A loan from a floating rate to a 0.71% fixed rate plus applicable margin. The interest rate swaps qualify for hedge accounting treatment as cash flow hedges. The interest rate swaps are effective for the period from March 30, 2012 to March 31, 2015, or 36 months. The notional amounts of interest rate swap agreements outstanding as of October 31, 2012 were $500.0 million. There were no interest rate swap agreements outstanding as of October 31, 2011.

Foreign Exchange Forward Contracts Designated as Cash Flow Hedges

From time to time, we enter into foreign exchange forward contracts to hedge against our exposure to changes in foreign exchange rates related to certain of our anticipated sales or purchases denominated in foreign currencies. There were no foreign exchange forward contracts designated as cash flow hedges outstanding as of October 31, 2012 and 2011.

Foreign Exchange Forward Contracts Not Designated as Hedging Instruments

We primarily utilize foreign exchange forward contracts to offset the risks associated with certain of our foreign currency balance sheet exposures. The foreign exchange forward contracts are arranged and maintained so as to yield gains or losses to offset changes in foreign currency denominated assets or liabilities due to movements in foreign exchange rates, in an attempt to mitigate the volatility associated with foreign currency transaction gains or losses. Our foreign currency exposures are predominantly inter-company receivables and payables arising from product sales from one of our entities to another. Our foreign exchange forward contracts generally mature within 90 days. We do not use these foreign exchange forward contracts for trading purposes. The notional amounts of such contracts outstanding as of October 31, 2012 and 2011 were $188.3 million and $87.3 million.

Equity Warrants

As described in Note 10, *Investment in Equity Securities*, we hold warrants to purchase 0.5 million shares of Trunkbow common stock. These warrants are derivative financial instruments, and are reported at fair value.

Note 12. Financings

Borrowings under our financing arrangements as of October 31, 2012 and 2011 consisted of the following (in thousands):

	October 31,	
	2012	2011
2011 Credit Agreement		
Term A loan	$ 993,557	$ —
Term B loan	99,763	—
Revolving loan	210,000	—
2006 Credit Agreement — Term B loan	—	216,250
Senior convertible notes	—	266,981
Point overdraft facility	2,340	—
Other	1,957	580
Total borrowings	1,307,617	483,811
Less: current portion	(54,916)	(272,055)
Long-term portion	$1,252,701	$ 211,756

2011 Credit Agreement

On December 28, 2011, the Effective Date, VeriFone, Inc. entered into the 2011 Credit Agreement, which initially consisted of a $918.5 million Term A loan, $231.5 million Term B loan, and $350.0 million Revolving loan, of which $300.0 million was initially funded. On October 15, 2012, VeriFone, Inc. entered into an Additional Credit Extension Amendment to the 2011 Credit Agreement consisting of $109.5 million add-on Term A loans and $75.5 million add-on revolving commitment increase.

As of October 31, 2012, our outstanding borrowings under the 2011 Credit Agreement consisted of $993.6 million Term A loan, $99.8 million Term B loan and $425.5 million Revolving loan, of which $210.0 million was drawn and outstanding.

The key terms of the 2011 Credit Agreement are as follows:

- At VeriFone, Inc.'s option, the Term A loan, Term B loan and Revolving loan bear interest at a "Base Rate" or "Eurodollar Rate" plus an applicable margin, as described below. Base Rate loans bear interest at a per annum rate equal to a margin over the greater of the Federal Funds rate plus 0.50% or the JP Morgan prime rate or the one-, two-, three- or six-month (or, in certain circumstances, nine-, twelve- or less than one month) LIBOR rate plus 1.00%. For the Base Rate Term A loan and Revolving loan, the margin varies between 1.00% to 2.00% depending upon our consolidated leverage ratio. For the Base Rate Term B loan, the margin varies between 2.00% to 2.25% depending upon our consolidated leverage ratio with a minimum floor rate of 1.00%. Eurodollar Rate loans bear interest at a margin over the one-, two-, three- or six-month LIBOR rate. For the Eurodollar Term A Loan and Revolving loan, the margin varies between 2.00% to 3.00% depending upon our consolidated leverage ratio. The margin for the Eurodollar Rate Term B loan varies between 3.00% to 3.25% depending upon our consolidated leverage ratio with a minimum LIBOR floor rate of 1.00%.
- The terms of the 2011 Credit Agreement require VeriFone, Inc. to comply with financial maintenance covenants. VeriFone, Inc. may not permit its total Leverage Ratio to exceed (i) 4.25 to 1.00, in the case of any fiscal quarter ending on or after November 1, 2011, but prior to November 1, 2012, (ii) 3.75 to 1.00 in the case of any fiscal quarter ending on or after November 1, 2012, but prior to November 1,

2013 and (iii) 3.50 to 1.00, in the case of any fiscal quarter ending on or after November 1, 2013. In addition, VeriFone, Inc. must maintain an interest coverage ratio of at least (i) 3.50 to 1.00, in the case of any fiscal quarter ending prior to November 1, 2012 and (ii) 4.00 to 1.00, in the case of any fiscal quarter ending thereafter. Noncompliance with any of the financial covenants without cure or waiver would constitute an event of default under the 2011 Credit Agreement. The 2011 Credit Agreement also contains customary events of default that include, among others, non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations and warranties, bankruptcy and insolvency events, material judgments, cross defaults to material indebtedness and events constituting a change of control. The occurrence of an event of default could result in the termination of commitments under the 2011 Credit Agreement, the declaration that all outstanding loans are immediately due and payable in whole or in part and the requirement of cash collateral deposits in respect of outstanding letters of credit.

- The 2011 Credit Agreement contains certain representations and warranties, certain affirmative covenants, certain negative covenants, certain financial covenants and certain conditions that are customarily required for similar financings. These covenants include, among others:
  - A restriction on incurring additional indebtedness, subject to specified permitted debt;
  - A restriction on creating certain liens;
  - A restriction on mergers and consolidations, subject to specified exceptions;
  - A restriction on certain investments, subject to certain exceptions and a suspension if VeriFone, Inc. achieves certain credit ratings; and
  - A restriction on entering into certain transactions with affiliates.
- Pursuant to a Guaranty dated as of December 28, 2011, among certain wholly-owned domestic subsidiaries of VeriFone, Inc. identified therein as the Guarantors, obligations under the 2011 Credit Agreement are guaranteed by the Guarantors. Pursuant to Collateral Agreements (a Security Agreement and a Pledge Agreement, each dated as of December 28, 2011) among VeriFone, Inc. and the Guarantors on the one hand and JPMorgan, as collateral agent, on the other hand, obligations under the 2011 Credit Agreement, and the guarantees of such obligations are also secured by a first priority lien and security interest, subject to customary exceptions, in certain assets of VeriFone, Inc. and the Guarantors and equity interests owned by VeriFone, Inc. and the Guarantors in certain of their respective domestic and foreign subsidiaries (limited, in the case of foreign subsidiaries, to 65% of the voting stock of such subsidiaries). Certain equity interests owned by existing and subsequently acquired subsidiaries may also be pledged in the future. Other existing and subsequently acquired or newly-formed domestic subsidiaries of VeriFone, Inc. and the Guarantors, may become Guarantors in the future.
- VeriFone, Inc. will pay an undrawn commitment fee ranging from 0.25% to 0.50% per annum (depending on VeriFone, Inc.'s leverage ratio) on the unused portion of the Revolving loan. For letters of credit issued under the Revolving loan, VeriFone, Inc. will pay upon the aggregate face amount of each letter of credit a fronting fee to be agreed to the issuer of the letter of credit together with a fee on all outstanding letters of credit at a per annum rate equal to the margin then in effect with respect to LIBOR-based loans under the Revolving loan.
- The outstanding principal balance of the Term A loan is required to be repaid in quarterly installments of the following percentages of the original balance outstanding under the Term A loan: 1.25% for each of the first eight calendar quarters after the Effective Date through the quarter ending December 31, 2013; 2.50% for each of the next eight calendar quarters through the quarter ending December 31, 2015

and 5.00% for each of the calendar quarters ending March 31, 2016, June 30, 2016 and September 30, 2016 with the balance being due at maturity on December 28, 2016. The outstanding principal balance of the Term B loan is required to be repaid in equal quarterly installments of 0.25% with the balance being due at maturity on December 28, 2018. The Revolving loan will terminate on December 28, 2016. Outstanding amounts may also be subject to mandatory prepayment with the proceeds of certain asset sales and debt issuances and, in the case of the Term B loan only, from a portion of annual excess cash flows (as determined under the 2011 Credit Agreement) depending on VeriFone, Inc.'s leverage ratio.

On December 28, 2011, we utilized a portion of the proceeds from the 2011 Credit Agreement to repay in full, prior to maturity, all of our previously outstanding loans, together with accrued interest and all other amounts due in connection with such repayment, under the credit agreement entered into on October 31, 2006. The amount of this repayment totaled $216.8 million and following such repayment this credit agreement was terminated. No penalties were due in connection with such repayments. In connection with this debt extinguishment we expensed $2.1 million of debt issuance costs.

In addition, the 2011 Credit Agreement required that we fund an escrow account to repay at maturity, or upon earlier conversion at the option of the holders thereof, our 1.375% senior convertible notes due June 15, 2012. As a result, in December 2011, $279.2 million was deposited in the escrow account. This amount was used to repay, in full, the senior convertible notes in June 2012. See *"Senior Convertible Notes"* below.

In fiscal year 2012, we repaid $130.0 million of our Term B loan. Repayment of $128.5 million was deemed to be a debt extinguishment and as a result, we expensed $3.2 million of debt issuance costs related to the Term B loan.

After execution of the Extension Amendment, we utilized the proceeds of the $109.5 million add-on Term A loans plus $1.3 million cash to repay $110.0 million of the outstanding Revolving loan and to pay additional debt issuance costs of $0.8 million.

We incurred $41.6 million of issuance costs in connection with the 2011 Credit Agreement and $0.8 million of issuance costs in connection with the Extension Agreement. These costs were capitalized in Other assets on our Consolidated Balance Sheets and are being amortized to interest expense using the effective interest method over the term of the credit facilities, which is 5 or 7 years.

As of October 31, 2012, VeriFone has elected the "Eurodollar Rate" margin option for our borrowings under the 2011 Credit Agreement. As such, the interest rate on the Term A and Revolving loan was 2.72%, which was one month LIBOR plus 2.50% margin, and the interest rate on the Term B loan was 4.25%, which was the higher of one month LIBOR or 1.00% plus 3.25% margin. The unused revolving loan facility's commitment fee was 0.375% and the amount available to draw under the Revolving loan was $215.5 million.

As of October 31, 2012, interest margins are 2.50% for the Term A loan and the Revolving loan, and 3.25% for the Term B loan.

We were in compliance with all financial covenants under the 2011 Credit Agreement as of October 31, 2012.

On March 23, 2012, we entered into a number of interest rate swap agreements to effectively convert $500.0 million of the Term A loan from a floating rate to a 0.71% fixed rate plus applicable margin. The interest rate swaps qualify for hedge accounting treatment as cash flow hedges. The interest rate swaps are effective for the period from March 30, 2012 to March 31, 2015 or 36 months.

Senior Convertible Notes

On June 22, 2007, we issued and sold $316.2 million aggregate principal amount of 1.375% senior convertible notes due June 15, 2012. The net proceeds from the offering, after deducting transaction costs, were approximately $307.9 million. We incurred approximately $8.3 million of debt issuance costs. The transaction costs, consisting of the initial purchasers' discounts and offering expenses, were primarily recorded in debt issuance costs, net and were amortized to interest expense using the effective interest method over five years.

These notes matured on June 15, 2012. Prior to June 15, 2012, we had repurchased and extinguished $38.9 million in aggregate principal amount of the outstanding notes. Holders of these notes had the right under certain conditions to convert their notes prior to maturity at any time on or after March 15, 2012. There were no such conversions of these notes. Upon maturity of the notes on June 15, 2012, we repaid the remaining principal amount of $277.3 million, together with accrued and unpaid interest of $4.0 million, in cash.

At October 31, 2011 the accounting amount of the equity component of the notes was $77.9 million, and the liability component was comprised of $277.3 million principal and $10.3 million unamortized debt discount, or $267.0 million net carrying amount.

During the term of the notes, we paid 1.375% interest per annum on the principal amount of the notes, semi-annually in arrears on June 15 and December 15 of each year, subject to increase in certain circumstances.

A summary of interest expense and interest rate on the liability component related to these notes for fiscal years 2012, 2011, and 2010 is as follows (in thousands, except percentages):

	Years Ended October 31,		
	2012	2011	2010
Interest rate on the liability component	7.6%	7.6%	7.6%
Interest expense related to contractual interest coupon	$ 2,372	$ 3,812	$ 3,824
Interest expense related to amortization of debt discount	10,269	15,523	14,449
Total interest expense recognized	$12,641	$19,335	$18,273

In connection with the offering of the senior convertible notes, we entered into note hedge transactions with certain Counterparties, affiliates of the initial purchasers, consisting of Lehman Brothers OTC Derivatives and JPMorgan Chase Bank, National Association, London Branch. These note hedge transactions served to reduce the potential dilution upon conversion of the outstanding notes in the event that the volume weighted average price of our common stock on each trading day of the relevant conversion period or other relevant valuation period for the senior convertible notes was greater than $44.02 per share. We terminated the note hedge transaction with Lehman Derivatives in June 2011. The note hedge transactions with the Counterparties other than Lehman Derivatives expired unused on June 15, 2012.

In addition, we sold warrants to the Counterparties whereby they have the option to purchase up to approximately 7.2 million shares of our common stock at a price of $62.356 per share. The warrants expire in equal amounts on each trading day from December 19, 2013 to February 3, 2014.

The costs incurred in connection with the note hedge transactions and the proceeds from the sale of the warrants are included as a net reduction in Additional paid-in capital in the accompanying Consolidated Balance Sheets as of October 31, 2012 and 2011.

Point Overdraft Facility

Our 51% majority owned subsidiary of Point, Babs Paylink AB, has an unsecured overdraft facility with Swedbank, the 49% stockholder of Babs Paylink AB, that terminates in December 2012 and is in the process of being renewed. The overdraft facility limit is SEK (Swedish Krona) 60.0 million (approximately $9.0 million at foreign exchange rates as of October 31, 2012). The interest rate is the bank's published rate plus a margin of 2.55%. At October 31, 2012, the interest rate was 3.9%. There is a 0.25% commitment fee payable annually in advance, and the overdraft facility is renewable annually on December 31. As of October 31, 2012, SEK 15.6 million (approximately $2.3 million at foreign exchange rates as of October 31, 2012) was outstanding and SEK 44.4 million (approximately $6.7 million at foreign exchange rates as of October 31, 2012) was available.

Other

In July 2011 we entered into an agreement with a bank in Mexico pursuant to which we jointly operate certain ATMs (automated teller machines) in Mexico. In connection with this agreement, we agreed to install and maintain these ATMs at third party locations and the bank agreed to provide interest-free cash funding for those ATMs. In connection with this agreement, we were required to provide an irrevocable standby letter of credit in favor of the bank to guarantee our performance under the agreement. During our fiscal quarter ended January 31, 2012, we deposited $2.0 million as collateral for this letter of credit, which is classified as restricted cash in Other assets on our Consolidated Balance Sheets as of October 31, 2012. The agreement renewed for a second one-year period on July 14, 2012 and will automatically renew for successive one year periods unless either party gives notice of its intent to cancel as required under the agreement.

Principal Payments

Principal payments due for financings over the next five years are as follows (in thousands):

Years Ending October 31:	
2013	$ 55,440
2014	91,829
2015	103,841
2016	180,933
2017	780,540
Thereafter	95,034
	$1,307,617

Note 13. Commitments and Contingencies

Commitments

We lease certain facilities under non-cancelable operating leases that contain free rent periods, leasehold improvement rebates or rent escalation clauses. Rent expense under these leases has been recorded on a straight-line basis over the lease term. We are committed to pay a portion of the related actual operating expenses under certain of these lease agreements. These operating expenses are not included in the table below. The difference between amounts paid and rent expense is recorded as deferred rent and the short-term and long-term portions are included in Accruals and other current liabilities and Other long-term liabilities in our Consolidated Balance Sheets. Additionally, we sublease certain of these facilities to third parties.

In connection with our taxi media businesses, we enter into operating lease arrangements for the right to place advertising in or on taxicabs. In general, these lease arrangements are non-cancelable for terms ranging from 3 to 10 years, require us to pay minimum lease amounts based on the type and locations of the advertising displays in or on the taxicabs and are subject to fee escalation clauses. Considering the advertising on operational taxicabs at October 31, 2012, we had total lease commitments of $113.1 million relating to such lease arrangements, which are included in the future minimum lease payments in the table below. This amount includes one significant lease with a total minimum commitment of $39.7 million as of October 31, 2012, based on the number of operational taxicabs as of that date. This lease has a 10 year term expiring October 31, 2021 and provides us, among other things, exclusive rights to place advertising on and in the taxicabs subject to the lease.

Future minimum lease payments and sublease rental income under these leases as of October 31, 2012, were as follows (in thousands):

Years Ending October 31:	Minimum Lease Payments	Sublease Rental Income	Net Minimum Lease Payments
2013	$ 44,866	$ (335)	$ 44,531
2014	33,644	(332)	33,312
2015	25,976	(336)	25,640
2016	21,164	(259)	20,905
2017	19,264	—	19,264
Thereafter	36,486	—	36,486
Total	$181,400	$(1,262)	$180,138

Rent expense for fiscal years 2012, 2011, and 2010 was as follows (in thousands):

	Years Ended October 31,		
	2012	2011	2010
Rent expense for non-cancelable taxi operating leases	$27,868	$20,976	$12,290
Other rent expense	27,473	17,321	13,444
Total rent expense	$55,341	$38,297	$25,734

Manufacturing Agreements

We work on a purchase order basis with our primary electronic manufacturing services providers, which are located in China, Singapore, Malaysia, Brazil, Germany, Romania, and France, and component suppliers located throughout the world, to supply nearly all of our finished goods inventories, spare parts, and accessories. We generally provide each such supplier with a purchase order to cover the manufacturing requirements, which constitutes a binding commitment by us to purchase materials and finished goods produced by the manufacturer as specified in the purchase order. Most of these purchase orders are considered to be non-cancelable and are expected to be paid within one year of the issuance date. As of October 31, 2012, the amount of purchase commitments issued to contract manufacturers and component suppliers totaled approximately $134.7 million. Of this amount, $14.6 million has been recorded in Accruals and other current liabilities in the accompanying Consolidated Balance Sheets because these commitments are not expected to have future value to us.

We utilize a limited number of third parties to manufacture our products and rely upon these contract manufacturers to produce and deliver products to our customers on a timely basis and at an acceptable cost. Furthermore, a majority of our manufacturing activities are concentrated in China. As a result, disruptions to the business or operations of the contract manufacturers or to their ability to produce the required products in a timely manner, and particularly disruptions to these manufacturing facilities located in China, could significantly impact our business and operations. In addition, a number of components that are necessary to manufacture and assemble our systems are specifically customized for use in our products and are obtained from sole source suppliers on a purchase order basis. Because of the customized nature of these components and the limited number of available suppliers, if we were to experience a supply disruption, it would be difficult and costly to find alternative sources in a timely manner.

Bank Guarantees

We have issued bank guarantees to certain of our customers and vendors as required in some countries to support certain of our performance obligations under our service or other agreements with these respective customers or vendors. As of October 31, 2012, the maximum amounts that may become payable under these guarantees was $5.8 million.

Contingencies

We evaluate the circumstances regarding outstanding and potential litigation and other contingencies on a quarterly basis to determine whether there is at least a reasonable possibility that a loss exists requiring accrual or disclosure, and if so, whether an estimate of the possible loss or range of loss can be made or whether such an estimate cannot be made. When a loss is probable and reasonably estimable, we accrue for such amount based on our estimate of the probable loss considering information available at the time. When a loss is reasonably possible, we disclose the estimated possible loss or range of loss in excess of amounts accrued. Except as otherwise disclosed below, we did not believe that loss is probable or that there was a reasonable possibility that a material loss may have been incurred with respect to the matters disclosed.

Fire Loss

In July 2012 a fire occurred in one of our repair and staging facilities in Brazil. As of October 31, 2012, we have recorded an $8.3 million insurance receivable in Prepaid and other current assets in our Consolidated Balance Sheets, which represents the expected probable recoverable amounts for quantified losses. In November 2012, we received $4.8 million payment on the insurance receivable. Although final determination of the losses incurred and the actual insurance coverage under our policies are not yet complete, we expect our losses associated with this event to be substantially covered, and therefore we have recorded no net loss related to the fire during the fiscal year ended October 31, 2012. We do not expect this event to have a material impact on our results of operations or ongoing business operations.

Brazilian Tax Assessments

State Value Added Tax

The Brazilian subsidiary we acquired as part of our acquisition of Hypercom in August 2011 received an unfavorable administrative decision on a tax enforcement action against it filed by the São Paulo State Revenue Department for collection of state sales taxes related to purported sales of software for the 1998 and 1999 tax years. In 2004 an appeal against this unfavorable administrative decision was filed in a judicial proceeding. The first level decision in the judicial proceeding was issued in our favor. The São Paulo State Revenue Department has filed an appeal of this decision and the proceeding is now pending second level decision. Based on our current understanding of the underlying facts of this matter, we believe it is reasonably possible that we may receive an unfavorable decision in this proceeding. The tax assessment including estimated interest through October 31, 2012 for this matter totals approximately 7.0 million Brazilian reais (approximately $3.5 million at foreign exchange rates as of October 31, 2012). As of October 31, 2012, we have not accrued for this matter.

Importation of Goods Assessments

Two of our Brazilian subsidiaries that were acquired as a part of the November 2006 Lipman Electronic Engineering Ltd ("Lipman") acquisition have been notified of assessments regarding Brazilian customs penalties that relate to alleged infractions in the importation of goods. The assessments were issued by the Federal Revenue Department in the City of Vitória, the City of São Paulo, and the City of Itajai. In each of these cases, the tax authorities allege that the structure used for the importation of goods was simulated with the objective of evading taxes levied on the importation by under-invoicing the imported goods. The tax authorities allege that the simulation was created through a fraudulent interposition of parties, where the real sellers and buyers of the imported goods were hidden.

In the Vitória tax assessment, the fines were reduced from 4.7 million Brazilian reais (approximately $2.3 million) to 1.5 million Brazilian reais (approximately $0.7 million) on a first level administrative decision on January 26, 2007. Both the tax authorities and the Company filed appeals of the first level administrative decision. In this appeal, we argued that the tax authorities did not have enough evidence to determine that the import transactions were indeed fraudulent and that, even if there were some irregularities in such importations, they could not be deemed to be our responsibility since all the transactions were performed by the third-party importer of the goods. On June 30, 2010, the Taxpayers Administrative Council of Tax Appeals decided to reinstate the original claim amount of 4.7 million Brazilian reais (approximately $2.3 million) against us. A formal ruling on the decision of the Taxpayers Administrative Council of Tax Appeals has not yet been issued. In addition, the federal attorney in this proceeding has filed a motion to clarify, which is also pending a decision. Once a formal ruling is issued by the Taxpayers Administrative Council of Tax Appeals, we will decide whether or not to appeal to the judicial level. Based on our current understanding of the underlying facts of this matter, we believe that it is probable that our Brazilian subsidiary will be required to pay some amount of fines. Accordingly, at October 31, 2012, we have accrued 4.7 million Brazilian reais (approximately $2.3 million) for this matter, plus approximately 3.3 million Brazilian reais (approximately $1.6 million) for estimated interest.

On July 12, 2007, we were notified of a first level administrative decision rendered in the São Paulo tax assessment, which maintained the total fine of 20.2 million Brazilian reais (approximately $10.0 million) as imposed. On August 10, 2007, we appealed the first level administrative decision to the Taxpayers Council. A hearing was held on August 12, 2008 before the Taxpayers Council, and on October 14, 2008, the Taxpayers Council granted our appeal and dismissed the São Paulo assessment based upon the assessment being erroneously calculated on the value of the sale of the products in question to end customers in the local market rather than on the declared importation value of such products. We were subsequently notified of the Taxpayers Council's decision and the case was dismissed on May 19, 2009. In August 2009, the Brazilian tax authorities requested additional materials from us. In October 2009, we received a revised assessment in this matter of 1.9 million Brazilian reais (approximately $0.9 million). On May 20, 2010, we were notified of a first level administrative decision canceling the revised tax assessment. This decision is currently pending second level administrative review. The administrative proceeding for judgment before the Administrative Council of Tax Appeals was originally scheduled for May 24, 2012, but has been postponed pending personal inspection of the records at the request of one of the council members. At October 31, 2012, we have accrued 1.6 million Brazilian reais (approximately $0.8 million) for this matter.

On January 18, 2008, we were notified of a first level administrative decision rendered in the Itajai assessment, which maintained the total fine of 2.0 million Brazilian reais (approximately $1.0 million) as imposed, excluding interest. On May 27, 2008, we appealed the first level administrative decision to the Taxpayers Council. This matter is currently pending second level decision. Based on our current understanding of the underlying facts of this matter, we believe that it is probable that our Brazilian subsidiary will be required to pay some amount of fines. Accordingly, at October 31, 2012, we have accrued 2.0 million Brazilian reais (approximately $1.0 million) for this matter, plus approximately 1.8 million Brazilian reais (approximately $0.9 million) for estimated interest.

Municipality Tax on Services Assessment

In December 2009, one of the Brazilian subsidiaries that was acquired as part of the Lipman acquisition was notified of a tax assessment regarding alleged nonpayment of tax on services rendered for the period from September 2004 to December 2004. This assessment was issued by the municipality of São Paulo (the "municipality"), and asserts a services tax deficiency and related penalties totaling 0.9 million Brazilian reais (approximately $0.4 million), excluding interest. The municipality claims that the Brazilian subsidiary rendered certain services within the municipality of São Paulo but simulated that those services were rendered in another city. At the end of December 2010 the municipality issued further tax assessments alleging the same claims for 2005 through June 2007. These additional subsequent claims assert services tax deficiencies and related penalties totaling 5.9 million Brazilian reais (approximately $2.9 million), excluding interest. We received unfavorable decisions from the administrative courts, which ruled to maintain the tax assessments for each of these matters. No further grounds of appeal are available to us for these assessments within the administrative courts. In October 2012, as a result of the decision at the administrative level, the tax authorities filed an enforcement action in the civil courts to collect on the services tax assessments amounts awarded by the administrative court, and seeking other related costs and fees. We are currently preparing our defense to appeal these tax assessments at the judicial level in the civil courts. Our defensive claims will be filed in response to the tax authorities' enforcement action. Based on our understanding of the underlying facts of this matter and our evaluation of the potential outcome at the judicial level, we believe it is reasonably possible that our Brazilian subsidiary will be required to pay some amount of the alleged tax assessments and penalties, as well as amounts of interest and certain costs and fees imposed by the court, related to these matters.

The Brazilian subsidiary we acquired as part of our acquisition of Hypercom in August 2011 received an unfavorable administrative decision on a tax enforcement action against it filed by the municipality of Curitiba for collection of alleged services tax deficiency. An appeal against this unfavorable administrative decision was filed in a judicial proceeding and currently the case is pending the municipality of Curitiba's compliance with the writ of summons. As of October 31, 2012, the underlying assessment, including estimated interest, was approximately 6.0 million Brazilian reais (approximately $2.9 million). Based on our current understanding of the underlying facts of this matter, we believe it is reasonably possible that we may receive an unfavorable decision in this proceeding. As of October 31, 2012, we have not accrued for this matter.

Brazilian Federal Tax Assessments

The Brazilian subsidiary we acquired as part of our acquisition of Hypercom in August 2011 is the subject of outstanding tax assessments by the federal tax authorities alleging unpaid IRPJ, CSL, COFINS and PIS taxes from 2002 and 2003. Three of the four claims for the 2002 assessments were previously settled prior to our acquisition of Hypercom. The first level administrative court issued an unfavorable decision for the remaining claim related to the 2002 tax assessments, which we have appealed to the Administrative Tax Appeals Council. This claim is currently pending judgment by the Administrative Tax Appeals Council. We received a partially favorable ruling with respect to the 2003 tax assessments. Our appeal of the partial unfavorable ruling for the 2003 assessments is currently pending decision in the civil courts. Based on our current understanding of the underlying facts of this matter, we believe it is reasonably possible we may receive an unfavorable decision related to these proceedings. The outstanding tax assessments for these proceedings total 10.8 million Brazilian reais (approximately $5.3 million), including estimated penalties and interest.

Patent Infringement and Commercial Litigation

Cardsoft, Inc. et al v. VeriFone Holdings, Inc., VeriFone, Inc., Hypercom Corporation, et al.

On March 6, 2008, Cardsoft, Inc. and Cardsoft (Assignment for the Benefit of Creditors), LLC ("Cardsoft") commenced an action in the United States District Court for the Eastern District of Texas, Marshall Division, against us and Hypercom Corporation, among others, alleging infringement of U.S. Patents No. 6,934,945 and No. 7,302,683 purportedly owned by Cardsoft. Cardsoft sought, in its complaint, a judgment of infringement, and an injunction against further infringement, damages, interest and attorneys' fees. The Markman hearing was held on August 8, 2011. Based on the court's ruling after the Markman hearing we filed motions for summary judgment on the claims prior to the scheduled trial, moving that, based on the court's construction of the key claims of the patents-in-suit, our products do not infringe on the patents-in-suit and moving for summary judgment based on our contentions the patents-in-suit are invalid. However, the court did not rule on these motions before trial, nor did the court rule on Cardsoft's summary judgment motions. Similarly, the court did not rule on the substantive pre-trial motions in favor of ruling on the matters at trial. The jury trial for this case commenced on June 4, 2012. On June 8, 2012, the jury completed its deliberations and returned an unfavorable verdict finding that Cardsoft's patents were valid and were infringed by the accused VeriFone and Hypercom devices, and further determined that a royalty rate of $3 per unit should be applied. Accordingly, the jury awarded Cardsoft infringement damages and royalties of $15.4 million covering past sales of the accused devices by VeriFone and Hypercom. The jury concluded there was no willful infringement by either VeriFone or Hypercom. We moved for judgment as a matter of law prior to the submission of the case to the jury, but the District Court did not rule on those motions.

Following the jury's verdict, we determined that it is probable we will incur a loss on this litigation based on the jury's verdict and current status of the litigation proceedings. As a result, we have accrued an estimated loss through October 31, 2012, including estimated pre-judgment interest and potential ongoing royalties, totaling $19.0 million as of October 31, 2012 related to this ongoing litigation. Our estimate of pre-judgment interest applies a rate of 4.12% which represents the seven year Treasury rate as of August 23, 2005, the date of the relevant hypothetical negotiation of the underlying claims.

A judgment has not yet been entered in this case, and we and Cardsoft have filed our post-verdict briefings with the District Court. We filed our motions for judgment as a matter of law to overturn the jury's verdict and motions for a new trial. Cardsoft filed a motion for permanent injunction or in the alternative for a future royalty of $8 per unit on our future U.S. sales of the accused products through the March 16, 2018 expiration date of the patents. Cardsoft also filed a motion seeking pre-judgment interest at a rate of 5%. The District Court is expected to rule on these matters before it enters judgment. We believe that there is a remote chance of the District Court granting an injunction under relevant U.S. Supreme Court case law. We cannot at this time estimate the per unit future royalty that the District Court will order in its final judgment, but it is probable the court will order a future royalty of at least $3 per unit based on the jury's verdict. In addition, based on our discussions with our litigation counsel for this matter, it is possible the court may order a future royalty that is higher than the per unit royalty awarded by the jury for future sales of the products determined by the jury to be infringing. Given that an ongoing royalty is probable and estimable, effective in our fiscal quarter ended July 31, 2012, when the jury verdict was issued, we accrued $3 per unit to cost of net revenues for potential ongoing royalties. During the fiscal quarter ended October 31, 2012, we completed redesigns of the terminals subject to the jury's verdict specifically to address the Cardsoft allegations, and implemented such redesign in the U.S. We obtained the legal opinion of independent intellectual property counsel that our terminals, as redesigned, do not infringe the Cardsoft patents-in-suit, taking into account the claim construction of the District Court in the *Cardsoft* action. Accordingly, although the question of whether our products, as redesigned, infringe the Cardsoft patents-in-suit is subject to determination by a court, whether the District Court in the underlying trial or another court, we concluded based on the procedures taken and legal reviews obtained, that it is not probable that an ongoing royalty based on the jury's verdict applies to our terminals as redesigned, and ceased accruing an ongoing royalty on the basis for our implementation of the redesigns.

As noted above, Cardsoft has filed a motion claiming royalties on our future U.S. sales of the accused products at a royalty rate higher than the rate awarded by the jury and prejudgment interest at a rate higher than used in our estimates. In addition to the higher royalty rate and higher rate of prejudgment interest sought by Cardsoft, it is possible that, notwithstanding the jury's finding of no willful infringement, Cardsoft may seek to recover its attorneys' fees or other amounts in this lawsuit or may appeal the finding of non-willful infringement. Any damages award that is maintained after appeal would be additionally subject to post-judgment interest. We intend to vigorously pursue our appeal of any unfavorable judgment issued by the District Court as a result of the jury's verdict and to defend any further claims related to this litigation. At this time we are unable to estimate the range of additional loss exceeding amounts already recognized, if any, related to any further amounts Cardsoft may seek and the District Court may award in post-trial motions. Unfavorable rulings on such motions could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Swipe Innovations, LLC v. VeriFone, Inc. and VeriFone Systems, Inc., Hypercom Corporation, et al.

On August 8, 2012, Swipe Innovations, LLC ("Swipe") commenced actions in the United States District Court for the Eastern District of Texas, Lufkin Division, against us and Hypercom among others, alleging infringement of U.S. Patent No. 5,351,296, issued September 27, 1994, titled "Financial Transmission System" purportedly owned by Swipe. The complaint did not specify the allegedly infringing products but sought to assert infringement against payment terminal products and/or systems including at least products and/or systems with encrypting pin pads. On November 9, 2012, without admitting any infringement, wrongdoing or violation of law and to avoid the distraction and expense of continued litigation, we settled the litigation with Swipe. Pursuant to the settlement agreement all asserted claims against us (including the claims made against the Hypercom products) will be dismissed in exchange for a cash settlement. The settlement amount is not material to our results of operation and has been recorded in our results of operations for the fiscal year ended October 31, 2012.

Class Action and Derivative Lawsuits

On or after December 4, 2007, several securities class action claims were filed against us and certain of our officers, former officers, and a former director. These lawsuits were consolidated in the U.S. District Court for the Northern District of California as *In re VeriFone Holdings, Inc. Securities Litigation*, C 07-6140 MHP. The original actions were: *Eichenholtz v. VeriFone Holdings, Inc. et al.*, C 07-6140 MHP; *Lien v. VeriFone Holdings, Inc. et al.*, C 07-6195 JSW; *Vaughn et al. v. VeriFone Holdings, Inc. et al.*, C 07-6197 VRW (Plaintiffs voluntarily dismissed this complaint on March 7, 2008); *Feldman et al. v. VeriFone Holdings, Inc. et al.*, C 07-6218 MMC; *Cerini v. VeriFone Holdings, Inc. et al.*, C 07-6228 SC; *Westend Capital Management LLC v. VeriFone Holdings, Inc. et al.*, C 07-6237 MMC; *Hill v. VeriFone Holdings, Inc. et al.*, C 07-6238 MHP; *Offutt v. VeriFone Holdings, Inc. et al.*, C 07-6241 JSW; *Feitel v. VeriFone Holdings, Inc., et al.*, C 08-0118 CW. On August 22, 2008, the court appointed plaintiff National Elevator Fund lead plaintiff and its attorneys lead counsel. Plaintiff filed its consolidated amended class action complaint on October 31, 2008, which asserts claims under the Securities Exchange Act Sections 10(b), 20(a), and 20A and Securities and Exchange Commission Rule 10b-5 for securities fraud and control person liability against us and certain of our current and former officers and directors, based on allegations that we and the individual defendants made false or misleading public statements regarding our business and operations during the putative class periods and seeks unspecified monetary damages and other relief. We filed our motion to dismiss on December 31, 2008. The court granted our motion on May 26, 2009 and dismissed the consolidated amended class action complaint with leave to amend within 30 days of the ruling. The proceedings were stayed pending a mediation held in October 2009 at which time the parties failed to reach a mutually agreeable settlement. Lead plaintiff's first amended complaint was filed on December 3, 2009 followed by a second amended complaint filed on January 19, 2010. We filed a motion to dismiss the second amended complaint and the hearing on our motion was held on May 17, 2010. In July 2010, prior to any court ruling on our motion, lead plaintiff filed a motion for leave to file a third amended complaint on the basis that it had newly discovered evidence. Pursuant to a briefing schedule issued by the court we submitted our motion to dismiss the third amended complaint and lead plaintiff filed its opposition, following which the court took the matter under submission without further hearing. On March 8, 2011, the court ruled in our favor and dismissed the consolidated securities class action without leave to amend. On April 5, 2011, lead plaintiff filed its notice of appeal of the district court's ruling to the U.S. Court of Appeals for the Ninth Circuit. On June 24 and June 27, 2011, lead plaintiff dismissed its appeal as against defendants Paul Periolat, William Atkinson, and Craig Bondy. Lead plaintiff filed its opening brief on appeal on July 28, 2011. We filed our answering brief on September 28, 2011 and lead plaintiff filed its reply brief on October 31, 2011. A hearing on oral arguments for this appeal was held before a judicial panel of the Ninth Circuit on May 17, 2012. There has been no ruling on this appeal to date.

Beginning on December 13, 2007, several actions were also filed against certain current and former directors and officers derivatively on our behalf. These derivative lawsuits were filed in: (1) the U.S. District Court for the Northern District of California, as *In re VeriFone Holdings, Inc. Shareholder Derivative Litigation*, Lead Case No. C 07-6347 MHP, which consolidates *King v. Bergeron, et al.* (Case No. 07-CV-6347), *Hilborn v. VeriFone Holdings, Inc., et al.* (Case No. 08-CV-1132), *Patel v. Bergeron, et al.* (Case No. 08-CV-1133), and *Lemmond, et al. v. VeriFone Holdings, Inc., et al.* (Case No. 08-CV-1301); and (2) California Superior Court, Santa Clara County, as *In re VeriFone Holdings, Inc. Derivative Litigation*, Lead Case No. 1-07-CV-100980, which consolidates *Catholic Medical Mission Board v. Bergeron, et al.* (Case No. 1-07-CV-100980) and *Carpel v. Bergeron, et al.* (Case No. 1-07-CV-101449). We prevailed in our motion to dismiss the federal derivative claims before the U.S. District Court for the Northern District of California and, on November 28, 2011, in ruling on lead plaintiff's appeal against the district court's judgment dismissing plaintiffs' derivative claims, the Ninth Circuit issued judgment affirming the dismissal of lead plaintiff's complaint against us. Lead plaintiff did not appeal the Ninth Circuit's judgment and the federal derivative action is now closed.

On June 9, 2009, lead plaintiff in the federal derivative action made a demand to inspect certain of our books and records. On December 12, 2011, the Delaware Chancery Court entered an order dismissing the action by stipulation of the parties in light of the Ninth Circuit's November 28, 2011 order affirming the dismissal of the federal derivative action.

On October 31, 2008, the state derivative plaintiffs filed their consolidated derivative complaint in California Superior Court for the County of Santa Clara naming us as a nominal defendant and bringing claims for insider selling, breach of fiduciary duty, unjust enrichment, waste of corporate assets and aiding and abetting breach of fiduciary duty against certain of our current and former officers and directors and our largest stockholder as of October 31, 2008, GTCR Golder Rauner LLC. In November 2008, we filed a motion to stay the state court action pending resolution of the parallel federal actions, and the parties have agreed by stipulation to delay briefing on the motion to stay until after the issue of demand futility is resolved in the federal derivative case. On June 2, 2011, the court entered a stipulated order requiring the parties to submit a case status report on August 1, 2011 and periodically thereafter. The parties submitted status reports to the court through December 3, 2012 as requested by the court, and have also begun to meet and confer regarding next steps in the state derivative action in light of the final dismissal of the federal derivative action. The next status report is due February 1, 2013.

On January 27, 2008, a class action complaint was filed against us in the Central District Court in Tel Aviv, Israel on behalf of purchasers of our stock on the Tel Aviv Stock Exchange. The complaint seeks compensation for damages allegedly incurred by the class of plaintiffs due to the publication of erroneous financial reports. We filed a motion to stay the action, in light of the proceedings already filed in the United States, on March 31, 2008. A hearing on the motion was held on May 25, 2008. Further briefing in support of the stay motion, specifically with regard to the threshold issue of applicable law, was submitted on June 24, 2008. On September 11, 2008, the Israeli District Court ruled in our favor, holding that U.S. law would apply in determining our liability. On October 7, 2008, plaintiffs filed a motion for leave to appeal the District Court's ruling to the Israeli Supreme

Court. Our response to plaintiffs' appeal motion was filed on January 18, 2009. The District Court has stayed its proceedings until the Supreme Court rules on plaintiffs' motion for leave to appeal. On January 27, 2010, after a hearing before the Supreme Court, the court dismissed the plaintiffs' motion for leave to appeal and addressed the case back to the District Court. The Supreme Court instructed the District Court to rule whether the Israeli class action should be stayed, under the assumption that the applicable law is U.S. law. Plaintiffs subsequently filed an application for reconsideration of the District Court's ruling that U.S. law is the applicable law. Following a hearing on plaintiffs' application, on April 12, 2010, the parties agreed to stay the proceedings pending resolution of the U.S. securities class action, without prejudice to plaintiffs' right to appeal the District Court's decision regarding the applicable law to the Supreme Court. On May 25, 2010, plaintiff filed a motion for leave to appeal the decision regarding the applicable law with the Israeli Supreme Court. In August 2010, plaintiff filed an application to the Israeli Supreme Court arguing that the U.S. Supreme Court's decision in *Morrison et al.* v. *National Australia Bank Ltd.*, 561 U.S.   , 130 S. Ct. 2869 (2010), may affect the outcome of the appeal currently pending before the Court and requesting that this authority be added to the Court's record. Plaintiff concurrently filed an application with the Israeli District Court asking that court to reverse its decision regarding the applicability of U.S. law to the Israeli class action, as well as to cancel its decision to stay the Israeli proceedings in favor of the U.S. class action in light of the U.S. Supreme Court's decision in *Morrison.* On August 25, 2011, the Israeli District Court issued a decision denying plaintiff's application and reaffirming its ruling that the law applicable to the Israeli class action is U.S. law. The Israeli District Court also ordered that further proceedings in the case be stayed pending the decision on appeal in the U.S. class action.

On November 13, 2011, plaintiff filed an amended application for leave to appeal addressing the District Court's ruling. VeriFone filed an amended response on December 28, 2011. On January 1, 2012, the Supreme Court ordered consideration of the application by three justices. On July 2, 2012, the Supreme Court ordered VeriFone to file an updated notice on the status of the proceedings in the U.S. securities class action pending in the U.S. Court of Appeals for the Ninth Circuit by October 1, 2012. On October 11, 2012, VeriFone filed an updated status notice in the Supreme Court on the proceedings in the U.S. securities class action pending in the U.S. Court of Appeals for the Ninth Circuit.

Certain of the foregoing cases are still in the preliminary stages, and we are not able to quantify the extent of our potential liability, if any. An unfavorable outcome in any of these matters could have a material adverse effect on our business, financial condition, results of operations, and cash flows. In addition, defending these legal proceedings is likely to be costly, which may have a material adverse effect on our financial condition, results of operations and cash flows, and may divert management's attention from the day-to-day operations of our business.

Litigation Related to Acquisition of Hypercom

In connection with the announcement of our merger with Hypercom, several purported class action lawsuits were filed in Arizona and Delaware state courts alleging variously, among other things, that the board of directors of Hypercom breached its fiduciary duties in not securing a higher price in the merger and that VeriFone, Hypercom, FP Hypercom Holdco, LLC and Francisco Partners II, L.P. aided and abetted that alleged breach. The actions seek injunctive relief and unspecified damages. An agreement was reached between the parties to resolve the litigation, subject to court approval, based on confirmatory discovery, enhanced public disclosures, and, reimbursement by Hypercom of a portion of the plaintiffs' attorneys' fees in an amount that is not material to our results of operations. In November 2012, the court approved the terms of the settlement as agreed between the parties.

On May 30, 2012, we were notified by the Spanish competition authority (La Comisión Nacional de la Competencia, or "CNC") that CNC intends to formally review our completion of our merger with Hypercom for alleged non-compliance with notification requirements under Spanish merger control law. On October 24, 2012, the CNC issued a decision in which it imposed a fine on us for non-compliance with the notification requirements, payable before December 5, 2012. Although the decision is appealable, we intend to pay the fine imposed by the CNC in order to resolve this matter and to avoid the distraction and expense of continued litigation. The amount of the fine is not material to our results of operation and has been recorded in our results of operations for the fiscal year ended October 31, 2012.

Other Litigation

After termination of their services, several former contractors of one of our Brazilian subsidiaries filed individual lawsuits in the Labor Court of Sao Paulo against the subsidiary alleging an employer-employee relationship and wrongful termination, and claiming, among other damages, statutorily-imposed salaries, vacations, severance and bonus amounts, social contributions and penalties and moral damages. In October 2012, we received a partially unfavorable judgment for one of these lawsuits, with the court ruling that an employer-employee relationship existed. Both we and the plaintiff have appealed this first level administrative ruling. In October 2012, without admitting any wrongdoing or violation of law, we settled one of these lawsuits for a cash payment. The amount of this settlement is not material to our results of operations and has been recorded in our results of operations for the fiscal year ended October 31, 2012. While the plaintiffs in these proceedings have made similar allegations, some of these lawsuits are in the earlier stage of proceedings with some not having reached the discovery stage. Our evaluation of these proceedings with Brazilian labor counsel is ongoing, and we intend to vigorously defend these actions. Based on our review and understanding of the available facts and circumstances related to these matters and applicable Brazilian labor laws, we believe that it is probable that we may not prevail as to one or more of these claims against us. As of October 31, 2012, we have accrued 3.2 million Brazilian reais (approximately $1.6 million), including estimated accrued interest, in Sales and marketing operating expenses, based on our current assessment of these matters.

We are subject to various other legal proceedings related to commercial, customer, and employment matters that have arisen during the ordinary course of business, including a number of pending labor-related claims that arose in the ordinary course of business against the Hypercom Brazilian subsidiary prior to our acquisition of Hypercom. The outcome of such legal proceedings is inherently unpredictable and subject to significant uncertainties. Although there can be no assurance as to the ultimate disposition of these matters, our management has determined, based upon the information available at the date of these financial statements, that the expected outcome of these matters, individually or in the aggregate, will not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Income Tax Uncertainties

As of October 31, 2012, the amount payable of our unrecognized tax benefits was $44.0 million, including accrued interest and penalties, of which none is expected to be paid within one year. We are unable to make a reasonably reliable estimate as to when cash settlement with a taxing authority may occur. We believe that it is reasonably possible that there could be a reduction in unrecognized tax benefits due to statute of limitations expirations in multiple tax jurisdictions during the next 12 months that is not material.

Note 14. Stockholders' Equity

Common and Preferred Stock

We have 200.0 million shares of common stock authorized, at $0.01 per share par value. There were 107.9 million and $105.7 million shares of common stock outstanding as of October 31, 2012 and 2011.

We have 10.0 million authorized shares of preferred stock at $0.01 per share par value. As of October 31, 2012 and 2011, there were no shares of preferred stock outstanding.

We have 0.1 million shares of treasury stock as of October 31, 2012 and 2011.

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consisted of the following (in thousands):

	October 31,	
	2012	2011
Foreign currency translation adjustments	$(28,057)	$(5,937)
Unrealized gain on marketable equity investment	—	750
Unrealized loss on derivatives designated as cash flow hedges, net of tax	(2,674)	—
Adjustments of pension plan obligations	(1,659)	(1,484)
Accumulated other comprehensive loss	$(32,390)	$(6,671)

Note 15. Segment and Geographic Information

Segment Information

We operate in two business segments: International and North America. International segment is defined as our operations in countries other than the U.S. and Canada, and North America segment is defined as our operations in the U.S. and Canada. We determined our operating segments based on the discrete financial information used by our Chief Executive Officer, who is our chief operating decision maker, to assess performance and allocate resources. Our reportable segments are the same as our operating segments.

Net revenues and operating income of each segment reflect net revenues and expenses that directly benefit only that segment. Examples of these segment expenses are: standard inventory costs of System solutions net revenues, costs of Services net revenues, distribution center costs, royalty expense and warranty expense.

Corporate net revenues and operating loss reflect amortization of purchased intangible assets, increase to fair value (step-up) of inventory at acquisition, fair value decrease (step-down) in deferred revenue at acquisition, impairment, stock-based compensation, acquisition, integration and restructuring costs, and other corporate charges, including inventory obsolescence and scrap, rework, specific warranty provisions, non-standard freight, and over-and-under absorption of materials management overhead. Since Corporate costs are generally incurred on a company-wide basis, it is impractical to allocate them to either the International or North America segments.

VERIFONE SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth net revenues and operating income (loss) for our segments (in thousands):

	Years Ended October 31,		
	2012	2011	2010
Net revenues:			
International	$1,353,419	$ 822,807	$ 560,664
North America	533,030	486,703	440,902
Corporate	(20,478)	(5,644)	(29)
Total net revenues	$1,865,971	$1,303,866	$1,001,537
Operating income (loss):			
International	$ 381,319	$ 224,987	$ 136,881
North America	180,358	176,276	143,937
Corporate	(414,132)	(295,553)	(178,394)
Total operating income (loss)	$ 147,545	$ 105,710	$ 102,424

Our goodwill by segment was as follows (in thousands):

	October 31,	
	2012	2011
International	$ 962,148	$398,855
North America	217,233	162,559
	$1,179,381	$561,414

Our total assets by segment, based on the location of the assets, were as follows (in thousands):

	October 31,	
	2012	2011
International	$2,616,662	$1,362,402
North America	873,945	951,159
	$3,490,607	$2,313,561

Our depreciation and amortization expense for fixed assets by segment was as follows (in thousands):

	Years Ended October 31,		
	2012	2011	2010
International	$32,058	$10,182	$ 8,364
North America	13,873	12,166	9,328
	$45,931	$22,348	$17,692

Geographic Information

Our net revenues by country with net revenues over 10% of total net revenues were as follows (in thousands):

	Years Ended October 31,		
	2012	2011	2010
United States	$ 509,243	$ 460,491	$ 408,163
Brazil	211,543	175,922	126,819
Other countries	1,145,185	667,453	466,555
Total net revenues	$1,865,971	$1,303,866	$1,001,537

Net revenues, including corporate net revenues, are allocated to the geographic regions based on the shipping destination or service delivery location of customer orders.

Fixed assets, net by country, were as follows (in thousands):

	October 31,	
	2012	2011
United States	$ 39,527	$37,900
United Kingdom	32,674	6,311
Sweden	16,523	30
Israel	12,510	11,484
Other countries	45,569	27,909
Fixed assets, net	$146,803	$83,634

Note 16. Related-Party Transactions

For the fiscal years ended October 31, 2012, 2011, and 2010, we recorded $12.3 million, $15.4 million, and $10.2 million of net revenues to certain companies of which members of our board of directors also serve on the boards of each such company. As of October 31, 2012 and 2011, we had outstanding accounts receivable balances of $3.7 million and $1.8 million related to the above net revenues. Transactions with suppliers related to employees and minority shareholders totaled $3.3 million, $2.6 million, and $0.3 million in fiscal years 2012, 2011, and 2010. Outstanding balances payable to suppliers related to employees and minority shareholders were not material as of October 31, 2012 and 2011.

Our 51% majority owned subsidiary of Point, Babs Paylink AB, has an unsecured overdraft facility with Swedbank, the 49% stockholder of Babs Paylink AB. As of October 31, 2012, SEK 15.6 million (approximately $2.3 million at foreign exchange rates as of October 31, 2012) was outstanding and SEK 44.4 million (approximately $6.7 million at foreign exchange rates as of October 31, 2012) was available. See Note 12, *Financings,* for further information on the Point Overdraft Facility. In addition, in the normal course of business, we have other immaterial transactions with Swedbank, which are included in the disclosures above.

Note 17. Subsequent Events

On December 17, 2012, we signed a sale and purchase agreement with ANZ Bank New Zealand Limited to acquire all the outstanding shares of EFTPOS New Zealand Limited ("EFTPOS") for approximately NZD$70 million (approximately $59 million). Upon completion of the acquisition, EFTPOS will be a wholly-owned subsidiary of VeriFone and will hold the switching and terminal business of ANZ Bank in New Zealand.

Also, on December 17, 2012, we signed an asset sale and purchase agreement to acquire the business of Sektor Payments Limited for approximately $8 million. Sektor Payments Limited is our main distributor in New Zealand.

We expect to close these acquisitions concurrently in our second quarter of fiscal year 2013.

VERIFONE SYSTEMS, INC. AND SUBSIDIARIES

Selected Quarterly Results of Operations (Unaudited)

The following selected quarterly data should be read in conjunction with our Consolidated Financial Statements and Notes and Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations* in this Annual Report on Form 10-K. This information has been derived from our unaudited consolidated financial statements that, in our opinion, reflect all recurring adjustments necessary to fairly present our financial information when read in conjunction with our Consolidated Financial Statements and Notes. The results of operations for any quarter are not necessarily indicative of the results to be expected for any future period.

The tables below sets forth selected unaudited financial data for each quarter for the last two fiscal years (in thousands, except for per share amounts):

	Year Ended October 31, 2012			
	First Quarter (1)	Second Quarter (2)	Third Quarter	Fourth Quarter (3)
Net revenues	$419,524	$472,018	$489,050	$485,379
Gross profit	$156,638	$192,159	$207,507	$199,537
Operating income	$ 21,920	$ 18,084	$ 56,077	$ 51,464
Provision for (benefit from) income taxes	$ (9,782)	$ (4,598)	$ 2,313	$ 14,117
Consolidated net income (loss)	$ (2,774)	$ 3,409	$ 37,779	$ 27,889
Net income (loss) attributable to VeriFone Systems, Inc. stockholders	$ (3,124)	$ 3,477	$ 37,695	$ 26,985
Basic net income (loss) per share	$ (0.03)	$ 0.03	$ 0.35	$ 0.25
Diluted net income (loss) per share	$ (0.03)	$ 0.03	$ 0.34	$ 0.24

	Year ended October 31, 2011			
	First Quarter	Second Quarter	Third Quarter (4)	Fourth Quarter (5)
Net revenues	$283,765	$292,446	$316,951	$ 410,704
Gross profit	$111,491	$122,585	$131,612	$ 126,062
Operating income (loss)	$ 35,211	$ 37,338	$ 40,749	$ (7,588)
Provision for (benefit from) income taxes	$ (2,456)	$ 3,086	$ 13,072	$(205,114)
Consolidated net income	$ 31,955	$ 25,338	$ 26,506	$ 198,897
Net income attributable to VeriFone Systems, Inc. stockholders	$ 32,031	$ 25,200	$ 26,347	$ 198,826
Basic net income per share	$ 0.37	$ 0.29	$ 0.29	$ 1.90
Diluted net income per share	$ 0.35	$ 0.27	$ 0.28	$ 1.84

(1) In the first quarter of fiscal year 2012, we acquired Point in a share acquisition valued at $1,024.5 million, and other businesses and net assets at an aggregate purchase price of $75.0 million. Our Quarterly Results of Operations include the results of operations of these acquisitions from the dates of acquisition. In addition, during fiscal year 2012 we incurred approximately $42.0 million of transaction and integration costs related to our acquisitions, which reduced Operating income for the fiscal year. We also recorded a $22.5 million foreign currency loss related to the difference between the forward rate on contracts purchased to lock in the U.S. dollar equivalent purchase price for our Point acquisition, and the actual rate on the date of derivative settlement, partially offset by a $1.5 million gain on the currency we held from the date of the derivative settlement until the funds were transferred to purchase Point. These foreign currency transactions reduced Consolidated net income.

(2) On March 23, 2012, we entered into a number of interest rate swap agreements to effectively convert $500.00 million of the Term Loan A from a floating rate to a 0.71% fixed rate plus applicable margin. The interest rate swaps qualify for hedge accounting treatment as cash flow hedges. The effective portion of

gains or losses on the interest rate swap agreements is recognized as Interest expense, which impacts Consolidated net income. Also in the second quarter of fiscal year 2012, we recognized a patent litigation loss contingency expense of $17.6 million as a result of an unfavorable jury verdict in an ongoing patent infringement action, which reduced our Operating income.

(3) In the fourth quarter of fiscal year 2012, we recognized a gain on reversal of pre-acquisition contingencies of $5.5 million plus released $3.3 million of associated accrued interest, which increased our Consolidated net income.

(4) In the third quarter of fiscal year 2011, we recorded a $4.6 million gain in connection with a settlement agreement reached with Lehman Derivatives related to our 1.375% Senior Convertible Notes call options with Lehman Derivatives, which increased our Consolidated net income.

(5) In the fourth quarter of fiscal year 2011, we acquired Hypercom Corporation for $644.6 million and our Quarterly Results of Operations include Hypercom's results of operations from the date of acquisition. In addition, we incurred approximately $32.8 million of transaction and integration costs related to our acquisitions during fiscal year 2011, which decreased our Operating income for the fiscal year. We also reduced our accrual related to claims against our Brazilian subsidiary by $5.2 million, as the statute of limitations expired on certain tax contingencies, which increased our Operating income. We reduced our deferred tax asset valuation allowance, resulting in a tax benefit of $210.5 million, because there was sufficient positive evidence of our ability to generate sufficient U.S. and foreign income in future fiscal years to recognize a portion of our deferred tax assets in the U.S. This transaction increased the Benefit from income taxes and our Consolidated net income.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

There were no changes in or disagreements with accountants on accounting and financial disclosure during the last three fiscal years.

ITEM 9A. *CONTROLS AND PROCEDURES*

Evaluation of Disclosure Controls and Procedures

Disclosure controls are procedures that are designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, or the Exchange Act, such as this Annual Report on Form 10-K, is recorded, processed, summarized and reported within the time periods specified by the U.S. Securities and Exchange Commission. Based on management's evaluation (with the participation of our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO")), as of the end of the period covered by this report, our CEO and CFO have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act)), are designed to and are effective to, provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and is accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The above assessment does not include the internal controls of Point (Electronic Transaction Group Nordic Holding AB). As described elsewhere in this Annual Report on Form 10-K, we acquired Point on December 30, 2012. Given the timing of the acquisition, and as permitted by SEC rules and regulations and interpretive guidance, we excluded from our evaluation of the effectiveness of the internal control over financial reporting from our Annual Report on Form 10-K for our fiscal year ended October 31, 2012 the activities of the acquired business. The process of integrating Point into our evaluation of internal control over financial reporting may result in future changes to our internal control over financial reporting. Point will be part of our evaluation of the effectiveness of internal control over financial reporting in our Annual Report on Form 10-K for our fiscal year ending October 31, 2013, in which report we will be initially required to include Point in our annual assessment.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f) and 15d — 15(f) to provide reasonable assurance regarding the reliability of our financial reporting and consolidated financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Management assessed our internal control over financial reporting as of October 31, 2012, the end of our fiscal year. Management based its assessment on the framework established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included evaluation of elements such as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and our overall control environment.

Based on our assessment, management has concluded that our internal control over financial reporting was effective as of the end of the fiscal year to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. We reviewed the results of management's assessment with the Audit Committee of our Board of Directors.

In accordance with guidance issued by the SEC, companies are permitted to exclude acquisitions from their final assessment of internal control over financial reporting during the year of the acquisition while integrating the acquired operations. Management's evaluation of internal control over financial reporting excluded the internal control activities of Point. The acquired business represented approximately 9 percent of consolidated net revenues for the year ended October 31, 2012 and approximately 4 percent of consolidated total assets and approximately 3 percent of consolidated net assets as of October 31, 2012.

The effectiveness of our internal control over financial reporting as of October 31, 2012 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in its report which is included in Item 8 of this Annual Report on Form 10-K.

Inherent Limitations on Effectiveness of Controls

Our management, including the CEO and CFO, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of the effectiveness of controls to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures. Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and is accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

ITEM 9B. *OTHER INFORMATION*

We have no information to report pursuant to Item 9B.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

In addition to the information set forth under the caption "Executive Officers" in Part I of this Form 10-K, the information required by this Item is expected to be in our definitive Proxy Statement for the 2013 Annual Meeting of Stockholders (the "Proxy Statement"), which we expect to be filed within 120 days of the end of our fiscal year ended October 31, 2012 and is incorporated herein by reference.

ITEM 11. *EXECUTIVE COMPENSATION*

Information relating to our executive officer and director compensation is incorporated herein by reference to the Proxy Statement.

ITEM 12. ***SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS***

Information relating to security ownership of certain beneficial owners of our common stock and information relating to the security ownership of the registrant's management is incorporated herein by reference to the Proxy Statement.

ITEM 13. ***CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE***

Information relating to certain relationships and related transactions and director independence is incorporated herein by reference to the Proxy Statement.

ITEM 14. ***PRINCIPAL ACCOUNTANT FEES AND SERVICES***

Information regarding principal accountant fees and services is incorporated herein by reference to the Proxy Statement.

PART IV

ITEM 15. ***EXHIBITS, FINANCIAL STATEMENT SCHEDULES.***

(a) The following documents are filed as part of this Annual Report on Form 10-K:

1. *Consolidated Financial Statements*

The consolidated financial statements required to be filed in the Annual Report on Form 10-K and other supplemental financial information required by Item 302 of Regulation S-K are included in Item 8 hereof.

2. *Exhibits*

The documents set forth below are filed herewith or incorporated by reference to the location indicated.

Exhibit Number	Description
2.1(19	Agreement and Plan of Merger, dated as of November 17, 2010, among Hypercom Corporation, VeriFone Systems, Inc. and Honey Acquisition Company.
2.2(19	Support Agreement, dated as of November 17, 2010, among FP Hypercom Holdco, LLC, Francisco Partners II, L.P., VeriFone Systems, Inc. and Honey Acquisition Company.
3.1(20	Amended and Restated Certificate of Incorporation of VeriFone as amended.
3.2(5)	Form of Amended and Restated Bylaws of VeriFone.
3.2.1(14	Amendment No. 1 to the Bylaws of VeriFone Holdings, Inc.
4.1(3)	Specimen Common Stock Certificate; reference is made to Exhibit 3.1.
4.2(2)	Stockholders Agreement, dated as of July 1, 2002, by and among VeriFone Holdings, Inc., GTCR Fund VII, L.P., GTCR Co-Invest, L.P., GTCR Capital Partners, L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III, TCW/Crescent Mezzanine Partners III Netherlands, L.P. and TCW Leveraged Income Trust IV, L.P., VF Holding Corp. and the executives who are parties thereto.
4.2.1(4)	Form of Amendment to Stockholders Agreement.

Exhibit Number	Description
4.3(1)	Registration Rights Agreement, dated as of July 1, 2002, by and among VeriFone Holdings, Inc., GTCR Fund VII, L.P., GTCR Co-Invest, L.P., GTCR Capital Partners, L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III, TCW/Crescent Mezzanine Partners III Netherlands, L.P., and TCW Leveraged Income Trust IV, L.P., VF Holding Corp., Jesse Adams, William Atkinson, Douglas G. Bergeron, Nigel Bidmead, Denis Calvert, Donald Campion, Robert Cook, Gary Grant, Robert Lopez, James Sheehan, David Turnbull and Elmore Waller.
4.4(1)	Amendment to Registration Rights Agreement, dated as of November 30, 2004, by and among VeriFone Holdings, Inc., GTCR Fund VII, L.P., Douglas Bergeron, DGB Investments, Inc., The Douglas G. Bergeron Family Annuity Trust, The Sandra E. Bergeron Family Annuity Trust and The Bergeron Family Trust.
4.5(11)	Indenture related to the 1.375% Senior Convertible Notes due 2012, dated as of June 22, 2007, between VeriFone Holdings, Inc. and U.S. Bank National Association, as trustee.
4.6(11)	Registration Rights Agreement, dated as of June 22, 2007, between VeriFone Holdings, Inc. and Lehman Brothers Inc. and J.P. Morgan Securities Inc.
10.1(2)	Purchase Agreement, dated as of July 1, 2002, by and among VeriFone Holdings, Inc., GTCR Fund VII, L.P., GTCR Co-Invest, L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III, TCW/Crescent Mezzanine Partners III Netherlands, L.P. and TCW Leveraged Income Trust IV, L.P.
10.1.1(4)	Form of Amendment No. 1 to Purchase Agreement.
10.2(1)+	Senior Management Agreement, dated as of July 1, 2002, among VeriFone Holdings, Inc., VeriFone, Inc. and Douglas G. Bergeron.
10.2.1(2)+	Amendment to Senior Management Agreement, dated as of June 29, 2004, by and among VeriFone Holdings, Inc., VeriFone, Inc. and Douglas G. Bergeron.
10.3(1)+	Amendment to Senior Management Agreement, dated as of December 27, 2004, by and among VeriFone Holdings, Inc., VeriFone, Inc. and Douglas Bergeron.
10.4(1)+	2002 Securities Purchase Plan.
10.5(1)+	New Founders' Stock Option Plan.
10.6(3)+	Outside Directors' Stock Option Plan.
10.7(1)	Patent License Agreement, effective as of November 1, 2004, by and between NCR Corporation and VeriFone, Inc.
10.8(6)+	2005 Employee Equity Incentive Plan.
10.9(5)+	Form of Indemnification Agreement.
10.10(7)+	Amended and Restated VeriFone Systems, Inc. (formerly, VeriFone Holdings, Inc.) 2006 Equity Incentive Plan.
10.11(7)+	Amended and Restated VeriFone Bonus Plan.
10.12(8	Credit Agreement, dated October 31, 2006, among VeriFone Intermediate Holdings, Inc., VeriFone, Inc., various financial institutions and other persons from time to time parties thereto, as lenders, JPMorgan Chase Bank, N.A., as the administrative agent for the lenders, Lehman Commercial Paper Inc., as the syndication agent for the lenders, Bank Leumi USA and Wells Fargo Bank, N.A., as the co-documentation agents for the lenders, and J.P. Morgan Securities Inc. and Lehman Brothers Inc., as joint lead arrangers and joint book running managers.

10.13(9)+ Lipman Electronic Engineering Ltd. 2003 Stock Option Plan.

10.14(9)+ Lipman Electronic Engineering Ltd. 2004 Stock Option Plan.

10.15(9)+ Lipman Electronic Engineering Ltd. 2004 Share Option Plan.

10.16(9)+ Amendment to Lipman Electronic Engineering Ltd. 2004 Share Option Plan.

10.17(9)+ Lipman Electronic Engineering Ltd. 2006 Share Incentive Plan.

10.18(10)+ Amended and Restated Employment Agreement, dated January 4, 2007, among VeriFone Holdings, Inc., VeriFone, Inc., and Douglas G. Bergeron.

10.19(11 Confirmation of Convertible Note Hedge Transaction, dated June 18, 2007, by and between VeriFone Holdings, Inc. and Lehman Brothers OTC Derivatives Inc.

10.20(11 Confirmation of Convertible Note Hedge Transaction, dated June 18, 2007, by and between VeriFone Holdings, Inc. and JPMorgan Chase Bank, National Association, London Branch.

10.21(11 Confirmation of Warrant Transaction, dated June 18, 2007, by and between VeriFone Holdings, Inc. and Lehman Brothers OTC Derivatives Inc.

10.22(11 Confirmation of Warrant Transaction, dated June 18, 2007, by and between VeriFone Holdings, Inc. and JPMorgan Chase Bank, National Association, London Branch.

10.23(11 Amendment to Confirmation of Warrant Transaction, dated June 21, 2007, by and between VeriFone Holdings, Inc. and Lehman Brothers OTC Derivatives Inc.

10.24(11 Amendment to Confirmation of Warrant Transaction, dated June 21, 2007, by and between VeriFone Holdings, Inc. and JPMorgan Chase Bank, National Association, London Branch.

10.25(12)+ Confidential Separation Agreement, dated August 2, 2007, between VeriFone Holdings, Inc. and William G. Atkinson

10.26(13 First Amendment and Waiver to Credit Agreement, dated as of January 25, 2008.

10.27(15 Second Amendment to Credit Agreement, dated as of April 28, 2008.

10.28(16 Third Amendment to Credit Agreement, dated as of July 31, 2008.

10.29(17)+ Offer Letter between VeriFone Holdings, Inc. and Robert Dykes.

10.30(17)+ Severance Agreement, dated September 2, 2008, between VeriFone Holdings, Inc. and Robert Dykes.

10.31(18)+ Amended and Restated Employment Agreement, Dated as of April 8, 2009, among VeriFone Holdings, Inc., VeriFone, Inc. and Douglas G. Bergeron.

10.32(21) Sale and Purchase Agreement dated November 12, 2011 by and between Point Luxembourg Holding S.À.R.L. and Electronic Transactions Group Limited, as Sellers, and VeriFone Nordic AB, as Purchaser.

10.33(22) Credit Agreement, dated as of December 28, 2011, by and among, inter alia,VeriFone, Inc., VeriFone Intermediate Holdings Inc., the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent.

10.34(22) Security Agreement, dated as of December 28, 2011, by and among JPMorgan Chase Bank, N.A., in its capacity as the Collateral Agent, and the VeriFone parties.

10.35(22) Pledge Agreement, dated as of December 28, 2011, by and among the VeriFone parties and JPMorgan Chase Bank, N.A., in its capacity as the Collateral Agent.

10.36(22) Guaranty, dated as of December 28, 2011, executed by each of the Guarantors party thereto in favor of JPMorgan Chase Bank, N.A., in its capacity as Administrative Agent.

10.37(23)	Additional Credit Extension Amendment, dated as of October 15, 2012, by and among VeriFone, Inc., VeriFone Intermediate Holdings, Inc., the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent.
21.1*	List of subsidiaries of VeriFone.
23.1*	Consent of Independent Registered Public Accounting Firm.
31.1*	Certification of the Chief Executive Officer, as required by Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of the Chief Financial Officer, as required by Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of the Chief Executive Officer and the Chief Financial Officer as required by Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed herewith.

\+ Indicates a management contract or compensatory plan or arrangement.

** XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

(1) Filed as an exhibit to Amendment No. 1 to the Registrant's Registration Statement on Form S-1 (File No. 333-121947), filed February 23, 2005.

(2) Filed as an exhibit to Amendment No. 2 to the Registrant's Registration Statement on Form S-1 (File No. 333-121947), filed March 28, 2005.

(3) Filed as an exhibit to Amendment No. 3 to the Registrant's Registration Statement on Form S-1 (File No. 333-121947), filed April 18, 2005.

(4) Filed as an exhibit to Amendment No. 4 to the Registrant's Registration Statement on Form S-1 (File No. 333-121947), filed April 21, 2005.

(5) Filed as an exhibit to Amendment No. 5 to the Registrant's Registration Statement on Form S-1 (File No. 333-121947), filed April 29, 2005.

(6) Filed as an exhibit to the Registrant's Registration Statement on Form S-8 (File No. 333-124545), filed May 2, 2005.

(7) Filed as an appendix to the Registrant's Definitive Proxy Statement for its 2011 Annual Meeting of Stockholders, filed May 19, 2011.

(8) Filed as an exhibit to the Registrant's Current Report on Form 8-K, filed November 1, 2006.

(9) Incorporated by reference in the Registrant's Registration Statement on Form S-8 (File No. 333-138533), filed November 9, 2006.

(10) Filed as an exhibit to the Registrant's Current Report on Form 8-K, filed January 4, 2007.

(11) Filed as an exhibit to the Registrant's Current Report on Form 8-K, filed June 22, 2007.

(12) Filed as an exhibit to the Registrant's Current Report on Form 8-K, filed August 3, 2007.

(13) Filed as an exhibit to the Registrant's Current Report on Form 8-K, filed January 29, 2008.

(14) Filed as an exhibit to the Registrant's Current Report on Form 8-K, filed April 3, 2008.

(15) Filed as an exhibit to the Registrant's Current Report on Form 8-K, filed April 29, 2008.
(16) Filed as an exhibit to the Registrant's Current Report on Form 8-K, filed July 31, 2008.
(17) Filed as an exhibit to the Registrant's Current Report on Form 8-K, filed September 3, 2008.
(18) Filed as an exhibit to the Registrant's Current Report on Form 8-K, filed April 9, 2009.
(19) Filed as an exhibit to the Registrant's Current Report on Form 8-K, filed November 19, 2010.
(20) Filed as an exhibit to the Registrant's Annual Report on Form 10-K, filed December 21, 2010.
(21) Filed as an exhibit to the Registrant's Annual Report on Form 10-Q, filed March 9, 2012.
(22) Filed as an exhibit to the Registrant's Current Report on Form 8-K, filed January 4, 2012.
(23) Filed as an exhibit to the Registrant's Current Report on Form 8-K, filed October 15, 2012.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report on Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

VERIFONE SYSTEMS, INC.

BY: /s/ DOUGLAS G. BERGERON

Douglas G. Bergeron,
Chief Executive Officer

December 18, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report on Annual Report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ DOUGLAS G. BERGERON **Douglas G. Bergeron**	Chief Executive Officer (principal executive officer)	December 18, 2012
/s/ ROBERT DYKES **Robert Dykes**	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)	December 18, 2012
/s/ ROBERT W. ALSPAUGH **Robert W. Alspaugh**	Director	December 18, 2012
/s/ LESLIE G. DENEND **Leslie G. Denend**	Director	December 18, 2012
/s/ ALEX W. HART **Alex W. Hart**	Director	December 18, 2012
/s/ ROBERT B. HENSKE **Robert B. Henske**	Director	December 18, 2012
/s/ RICHARD MCGINN **Richard McGinn**	Chairman of the Board of Directors	December 18, 2012
/s/ WENDA HARRIS MILLARD **Wenda Harris Millard**	Director	December 18, 2012
/s/ EITAN RAFF **Eitan Raff**	Director	December 18, 2012
/s/ JEFFREY E. STIEFLER **Jeffrey E. Stiefler**	Director	December 18, 2012

Exhibit 31.1

CERTIFICATION

I, Douglas G. Bergeron, certify that:

1. I have reviewed this annual report on Form 10-K of VeriFone Systems, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Douglas G. Bergeron
Douglas G. Bergeron
Chief Executive Officer

Date: December 18, 2012

Exhibit 31.2

CERTIFICATION

I, Robert Dykes, certify that:

1. I have reviewed this annual report on Form 10-K of VeriFone Systems, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(a) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Robert Dykes

Robert Dykes
Executive Vice President and Chief Financial Officer

Date: December 18, 2012

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002.**

I, Douglas G. Bergeron, Chief Executive Officer, and I, Robert Dykes, Chief Financial Officer each certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the accompanying annual report of VeriFone Systems, Inc. (the "Company") on Form 10-K for the fiscal year ended October 31, 2012 (the "Report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Douglas G. Bergeron
Douglas G. Bergeron
Chief Executive Officer

By: /s/ Robert Dykes
Robert Dykes
Executive Vice President and Chief Financial Officer

Date: December 18, 2012

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350 and is not being filed as part of the Report or as a separate disclosure document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K/A
(Amendment No. 1)

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended October 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-32465

VERIFONE SYSTEMS, INC.
(Exact name of Registrant as Specified in its Charter)

DELAWARE (State or Other Jurisdiction of Incorporation or Organization)	**04-3692546** (I.R.S. Employer Identification No.)
2099 Gateway Place, Suite 600 **San Jose, CA** (Address of Principal Executive Offices)	**95110** (Zip Code)

(408) 232-7800
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 par value	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:
None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K, or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of April 30, 2012, the aggregate market value of the common stock of the registrant held by non-affiliates was approximately $5.0 billion based on the closing sale price as reported on the New York Stock Exchange.

There were 108,323,311 shares of the registrant's common stock issued and outstanding as of the close of business on February 14, 2013.

DOCUMENTS INCORPORATED BY REFERENCE

None.

VERIFONE SYSTEMS, INC.

FORM 10-K/A

Explanatory Note

This Amendment No. 1 on Form 10-K/A amends the Annual Report on Form 10-K of VeriFone Systems, Inc. for the fiscal year ended October 31, 2012 as originally filed with the Securities and Exchange Commission (the "SEC") on December 19, 2012 (the "Original Filing"). This Form 10-K/A amends the Original Filing to replace in its entirety the information provided in Part III of the Original Filing, which was previously expected to be incorporated by reference from our 2013 Annual Meeting Proxy Statement. In addition, this Form 10-K/A amends Item 15 of Part IV of the Original Filing to include new certifications by our principal executive officer and principal financial officer under Section 302 of the Sarbanes-Oxley Act of 2002 as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended. Because this Form 10-K/A includes no financial statements, we are not including certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Except for the amendment described above, we have not modified or updated disclosures presented in the Original Filing in this Form 10-K/A. Accordingly, this Form 10-K/A does not reflect events occurring after the filing of the Original Filing or modify or update those disclosures affected by subsequent events. Information not affected by this amendment remains unchanged and reflects the disclosures made at the time the Original Filing was filed. Therefore, this Form 10-K/A should be read in conjunction with any documents incorporated by reference therein and our filings made with the SEC subsequent to the Original Filing.

INDEX TO FORM 10-K/A

PART III.

PART IV.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Directors

Our board of directors ("Board") currently consists of nine members, with Richard A. McGinn serving as our non-executive Chairman since June 2012. Certain biographical information regarding our directors, including their ages and dates that they were first elected to our Board, is set forth below. In each individual's biography we have highlighted specific experience, qualifications, and skills that led the Board to conclude that each individual should continue to serve as a director of our Board. In addition to these specific attributes, all of our directors have public company leadership experience, significant expertise in one or more areas of importance to our business and have high-level managerial experience in relatively complex organizations or are accustomed to dealing with complex problems. We believe all of our directors are individuals of high character and integrity, are able to work well with others, and have sufficient time to devote to the affairs of our company.

Douglas G. Bergeron. Mr. Bergeron, age 52, has served as Chief Executive Officer ("CEO") and a director of VeriFone Systems, Inc. since its formation in July 2002 and of VeriFone, Inc. since July 2001. From December 2000 to June 2002, Mr. Bergeron was Group President of Gores Technology Group, and from April 1999 to October 2000 served as President and Chief Executive Officer of Geac Computer Corporation. From 1990 to 1999, Mr. Bergeron served in a variety of executive management positions at SunGard Data Systems Inc., including Group CEO of SunGard Brokerage Systems Group and President of SunGard Futures Systems. Mr. Bergeron holds a Bachelor of Arts, with Honours, from York University in Toronto, Canada, and a Masters of Science in Systems Management from the University of Southern California. He also serves as a member of the Listed Company Advisory Committee of the NYSE Euronext. Mr. Bergeron previously served on the board of directors of Merriman Holdings, Inc., a financial services holding company, and as Chairman of the board of directors of First Consulting Group, a provider of consulting and systems implementation services to health-related industries, prior to its acquisition by Computer Sciences Corporation in January 2008. Mr. Bergeron brings to our Board, among other skills and qualifications, significant knowledge of the payments industry and a unique understanding of our strategies and the complexities of our business as our CEO since 2001, when he led the divestiture of VeriFone, Inc. from Hewlett Packard, and thereafter as he guided us through a period of substantial technological advancement and growth in the payments industry. Mr. Bergeron also brings extensive experience in executive management positions in the financial services industry.

Robert W. Alspaugh. Mr. Alspaugh, age 65, has served as a director since September 2008. From 2002 to 2006, Mr. Alspaugh served as Chief Executive Officer of KPMG International and from 1998 to 2002, Mr. Alspaugh served as Deputy Chairman and Chief Operating Officer of KPMG's U.S. Practice. He joined KPMG in the Denver office in 1969 and was elected partner in 1978. In addition to providing more than ten years of service on the management committee and four years on the board of directors of KPMG, Mr. Alspaugh served on the board of KPMG International and was responsible for implementing the strategy of the global organization, which included member firms in 150 countries and more than 100,000 employees. Mr. Alspaugh holds a BBA degree (*summa cum laude*) in accounting from Baylor University. Mr. Alspaugh is currently a member of the boards of directors of Ball Corp., a supplier of metal and plastic packaging for beverages, food and household products, and of aerospace technologies and services to defense and civilian government agencies and Autoliv, Inc., a developer, manufacturer and supplier of safety systems to the automotive industry. Mr. Alspaugh also serves on the boards of directors of DSG Technologies, Inc. and Triton Container International, Ltd., both privately-held companies. Among other skills and qualifications, Mr. Alspaugh brings to our Board substantial global financial management and accounting expertise which is relevant to our business and has led the Board to determine that he is an "audit committee financial expert" as defined by the SEC. Additionally, Mr. Alspaugh's extensive global management and leadership experience is relevant to his oversight role on our Audit Committee given the global nature of our operations and the related complexities. Mr. Alspaugh serves on our Audit Committee and our Corporate Governance and Nominating Committee. Mr. Alspaugh serves as the chairman of the audit committees of Triton Container, Autoliv and Ball Corp. He also serves on the compliance committee for Autoliv and the finance committee for Ball Corp.

Leslie G. Denend. Dr. Denend, age 71, has served as a director since January 2005. Dr. Denend was President of Network Associates, Inc., from December 1997 until May 1998. Since 1998, Dr. Denend has served on the boards of numerous public and private companies. Dr. Denend also was President and CEO of Network General Corporation from February 1993 until December 1997 and Chairman, President and CEO of Vitalink Communications Corporation from October 1990 until its acquisition by Network Systems Corp. in June 1991. Dr. Denend remained as a business unit president at Network Systems Corp. until December 1992. He was Executive Vice President at 3Com Corporation from January 1989 until October 1990. He was also a partner in McKinsey and Company from December 1984 until January 1989. Dr. Denend served as Executive Assistant to the Executive Director of the Council on International Economic Policy in the Executive Office of the President from August 1974 until August 1975, as a member of the National Security Council Staff from June 1977 until 1979, when he became the Special Assistant to the Assistant to the President for National Security Affairs, until January 1981. Dr. Denend also served as Deputy Director of the Cabinet Council on Economic Affairs from May 1982 until June 1983. Dr. Denend earned a Ph.D. and an M.B.A. from Stanford University and a B.S. from the U.S. Air Force Academy. He currently serves as a director and as chairman of the Compensation Committee of Exponent, Inc., an engineering and scientific consulting firm. Previously, from June 1995 through March 2011, Dr. Denend served on the board of directors and compensation committee (as chairman) of McAfee, Inc. (now wholly owned by Intel Corporation). Dr. Denend brings to our Board, among other skills and qualifications, extensive board-level experience over his career and valuable insight on strategic development, operational and executive compensation matters. Dr. Denend's substantial experience as CEO and in other senior executive positions at a number of high technology companies is particularly relevant to our Board and management team. Dr. Denend is the Chairman of the Compensation Committee of our Board and also serves on our Audit Committee.

Alex W. (Pete) Hart. Mr. Hart, age 72, has served as a director since July 2006. Mr. Hart has been an independent consultant to the financial services industry since November 1997. From August 1995 to November 1997, he served as Chief Executive Officer and from March 1994 to August 1995 as Executive Vice Chairman of Advanta Corporation, a diversified financial services company. From 1988 to 1994, he was President and Chief Executive Officer of MasterCard International, the worldwide payment service provider. Mr. Hart holds a bachelor degree in social relations from Harvard University. He is currently a member of the boards of directors of Global Payments, Inc., a payment services company (since February 2001) and Mitek Systems, Inc., a mobile video technology company (since December 2010). Mr. Hart also serves as a director and member of the compensation committee for Solicore, Inc., a private company that develops and manufactures embedded power solutions. From April 2001 until April 2012, Mr. Hart served as Chairman of the Board and a director of SVB Financial Corp. Mr. Hart also previously served on the board of directors and compensation committee of FICO, Inc., a predictive software company. Among other skills and qualifications, Mr. Hart has been an active participant in the payments and financial services industry for more than 40 years including as senior executive, director and consultant, and further, Mr. Hart's payments industry experience ranges from executive roles at banks, issuers, acquirers and card associations, all of which provide unique insight into our business operations and strategy. The wide spectrum of Mr. Hart's business and professional experience within the payments industry strongly complements the attributes of our other directors. Mr. Hart is the Chairman of our Corporate Governance and Nominating Committee. He also serves on the governance committees of Global Payments (as chairman) and Mitek, and on the compensation committees of Global Payments and Mitek (as chairman).

Robert B. Henske. Mr. Henske, age 51, has served as a director since January 2005. Mr. Henske has served as a Managing Director of Hellman & Friedman LLC since July 2007. From May 2005 until July 2007, he served as Senior Vice President and General Manager of the Consumer Tax Group of Intuit Inc. He was Intuit's Chief Financial Officer from January 2003 to September 2005. Prior to joining Intuit, he served as Senior Vice President and Chief Financial Officer of Synopsys, Inc., a supplier of electronic design automation software, from May 2000 until January 2003. From January 1997 to May 2000, Mr. Henske was a partner at Oak Hill Capital Management, a Robert M. Bass Group private equity investment firm. He holds a B.Sc. degree in Chemical Engineering from Rice University and an M.B.A. (with distinction) in Finance and Strategic Management from The Wharton School at the University of Pennsylvania. Mr. Henske currently serves on the board of a number of private companies including Associated Materials LLC, as well as chairman of the boards of directors of Ellucian (formerly Datatel, Inc.), and OpenLink Financial. Mr. Henske was previously a member of the boards of directors of Goodman Global, Inc., Activant Solutions, Inc. (as chairman), Iris Software Ltd. (as chairman), Williams Scotsman, Grove Worldwide, Reliant Building Products and American Savings Bank. In addition to other skills and qualifications, Mr. Henske brings to our Board significant finance and accounting experience through his former roles as Chief Financial Officer of large, global companies in the high technology industry. Mr. Henske's leadership and management experiences, including his service as a director and committee member on the boards of a number of companies, provide valuable insight on dynamics and operation of the Board, particularly in its oversight role. Mr. Henske is Chairman of our Audit Committee, is one of our Audit Committee financial experts and serves on our Compensation Committee. Mr. Henske is also on the audit and compensation committees of OpenLink Financial, Associated Materials LLC and Ellucian.

Richard A. McGinn. Mr. McGinn, age 66, has served as a director since December 2008 and as non-executive Chairman of our Board since June 27, 2012. Mr. McGinn is a Senior Advisor at RRE Ventures, an investment advisory and venture capital firm, and a general partner with MR Investment Partners, an investment advisory private equity firm. Mr. McGinn joined RRE Ventures as a Senior Advisor in August 2001. From October 1997 to October 2000, he served as the Chief Executive Officer of Lucent Technologies Inc., a telecommunications equipment provider which he joined in February 1996, and at which he was President and Chief Operating Officer from February 1996 to October 1997. Prior to Lucent, Mr. McGinn served in various executive level positions at AT&T, a telecommunications service provider, including as Chief Executive Officer of AT&T Network Systems. Mr. McGinn holds a B.A. from Grinnell College. Mr. McGinn is currently a member of the board of directors of American Express Co., a financial services company. Previously, from January 2003 to November 2011, Mr. McGinn served on the board of directors of Viasystems Group, Inc., a provider of complex multi-layer printed circuit boards and electro-mechanical solutions. Mr. McGinn brings to our Board, among other skills and qualifications, core business skills and insight into operations and management of large, global companies drawn from his senior executive roles at multi-national companies, including as Chief Executive Officer. Our Board values Mr. McGinn's expertise in the communications, networking and technology industries. Mr. McGinn is a member of our Corporate Governance and Nominating Committee. He also serves on the compensation and nominating committees of American Express.

Wenda Harris Millard. Ms. Millard, age 58, has served as a director since September 2012. Ms. Millard is President and Chief Operating Officer of MediaLink LLC ("MediaLink"), an advisory firm that provides critical counsel and strategic direction to the media, marketing, advertising, entertainment and technology industries. Ms. Millard joined MediaLink in April 2009. Previously, Ms. Millard served as President of Media for Martha Stewart Living Omnimedia, Inc. from July 2007 to April 2009, and as Co-Chief Executive Officer from June 2008 to April 2009. From 2001 to 2007, Ms. Millard was Chief Sales Officer of Yahoo! Inc. overseeing the company's advertising and marketing services. Prior to 2007, Ms. Millard served in a number of executive positions in publishing, advertising and online media, including as President, Ziff Davis Internet, Inc. and Chief Internet Officer, Ziff Davis; Executive Vice President and General Manager, Network/Media of DoubleClick Inc.; President of Standard Rate & Data Service; Senior Vice President and Publisher of Family Circle Magazine for The New York Times Company; and as Executive Vice President and Publisher of Adweek Magazines. Ms. Millard holds a B.A. from Trinity College and an M.B.A. from the Harvard Business School. She currently also serves on the board of Millennial Media, Inc., a digital and mobile media advertising business, where she has served as a director since May 2009, and is a member of its compensation committee. Ms. Millard previously served on the boards of True North Communications Inc., a global advertising and communications company (formerly listed on the NYSE under the ticker "TNO" and acquired by The Interpublic Group of Companies in 2001) and Martha Stewart Living Omnimedia. In addition, she is a member of the board of the James Beard Foundation and, previously, has also served as Chairman of the Internet Advertising Bureau. Among other skills and qualifications, Ms. Millard is a seasoned executive with over thirty years in the publishing, advertising and online world. She is one of the early pioneers of internet advertising with demonstrated ability to drive growth and innovation in advertising and online media, including her contributions at DoubleClick, Ziff Davis, Yahoo! and Martha Stewart Living Omnimedia, which will be a valuable resource as we continue to expand activities of our payment-enabled media businesses and other strategic initiatives in advertising and digital media. Ms. Millard has served on our Compensation Committee since the date of her appointment to our board.

Eitan Raff. Mr. Raff, age 71, has served as a director since October 2007. Mr. Raff currently serves as a financial consultant to Wolfson Clore Mayer Ltd. and as a senior advisor to Morgan Stanley. Mr. Raff also serves on the board of directors of Alon USA Partners GP, LLC, a Delaware limited liability company that is owned by Alon USA Energy, Inc. and general partner of Alon USA Partners, LP, a Delaware limited partnership that owns and operates a crude oil refinery and markets and distributes petroleum products. Mr. Raff is also chairman of the public board of Youth Leading Change, a non-profit association, and previously served as the Accountant General (Treasurer) in the Israeli Ministry of Finance. Mr. Raff holds a B.A. and M.B.A. from the Hebrew University of Jerusalem and, in 2012, received a Doctor Philosophiae Honoris Causa from the Hebrew University of Jerusalem. Mr. Raff currently serves on the boards of directors of Israel Corp. Ltd. and a number of privately-held corporations. Mr. Raff previously served as chairman of the board of directors of Bank Leumi le Israel B.M., Bank Leumi USA and Bank Leumi UK plc from 1995 until 2010. Mr. Raff brings to the Board, among other skills and qualifications, extensive and in-depth experience within the financial services industry, as well as global and cultural aspects of operations and business management relevant to our strategic development. Additionally, Mr. Raff provides unique perspectives on corporate governance and administration based on his long tenure with Bank Leumi. Mr. Raff is a member of our Corporate Governance and Nominating Committee. He currently serves on the investment and capital structure committee of Israel Corp. and on the audit committee of Alon USA Partners GP, LLC. While serving on the Bank Leumi le Israel B.M. board, Mr. Raff served on a number of committees of the board of directors, including the committees on credit, finance, administration, conflicts of interest and risk management.

Jeffrey E. Stiefler. Mr. Stiefler, age 66, has served as a director since September 2008. Mr. Stiefler has been a senior leader and director of a number of companies, primarily in financial and business services. He is currently Venture Adviser of Emergence Capital Partners. Mr. Stiefler was Chairman, President, and CEO of Digital Insight in August 2003, prior to the company's acquisition by Intuit in February 2007. From 1995 to 2003, Mr. Stiefler was an advisor to two private equity firms, McCown DeLeeuw and Co. and North Castle Partners. From 1993 to 1995, he was President and Director of American Express Company. He holds a B.A. from Williams College and M.B.A. from the Harvard Business School. Mr. Stiefler is a director of LPL Investment Holdings Inc., a provider of technology and infrastructure services to independent financial advisors and to financial institutions, and Vantiv, Inc., a provider of payment processing services. From August 2010 until the initial public offering of Vantiv, Inc. in March 2012, Mr. Stiefler served as a director of one of the subsidiaries of Vantiv, Inc. Previously, Mr. Stiefler served on the board of directors of Taleo Corporation, a provider of talent management solutions, until its acquisition by Oracle Corporation in April 2012. Mr. Stiefler also serves on the boards of a number of privately-held corporations, including LogicSource, a provider of outsourced print management services, Touch Commerce Corporation, a provider of online interaction optimization solutions, and SquareTrade, Inc., a provider of branded consumer warranty services. Previously, Mr. Stiefler has served as President and Chief Executive Officer of IDS (a subsidiary of American Express Company), Senior Vice President for Citicorp's Person-to-Person business unit, Vice Chairman of Walker Digital Corp., and director of a number of companies, including National Computer Systems, TeleSpectrum, Outsourcing Solutions, CRC Health, and Education Lending Group. He has been a guest lecturer at a number of leading business schools including Harvard and Wharton. Mr. Stiefler brings to the Board, among other skills and qualifications, expertise in business operations and infrastructure based on nearly two decades in senior executive positions in the financial and business services industry. The Board values the diversity of Mr. Stiefler's business experience, which ranges from venture-stage companies to mid-sized technology companies to large multinational companies, as well as his experiences as a lecturer in an educational setting. Mr. Stiefler serves on our Audit Committee and on our Compensation Committee. He also serves on the audit committee of LPL Investment Holdings, as chairman of the board and on the audit and governance committees of Vantiv, and as chairman of the boards and member of the compensation committees of LogicSource and Touch Commerce.

Executive Officers

Our current executive officers and their ages are as follows:

Name	Age	Position
Douglas Bergeron	52	Chief Executive Officer
Jeff Dumbrell	43	Executive Vice President, Europe, Middle East, Africa and Asia
Albert Liu	40	Executive Vice President, Corporate Development & General Counsel
Jennifer Miles	41	Executive Vice President, North America
Marc E. Rothman	48	Executive Vice President and Chief Financial Officer (1)
Eliezer Yanay	52	Executive Vice President, Operations

(1) Mr. Rothman was appointed our Executive Vice President and Chief Financial Officer effective February 4, 2013, succeeding and replacing Robert Dykes. Because Mr. Dykes served as Executive Vice President and Chief Financial Officer and is one of our named executives for fiscal year 2012, we have included Mr. Dykes' biographical information below.

Biographical information for Mr. Bergeron is set forth above.

Robert Dykes. Mr. Dykes served as our Executive Vice President and Chief Financial Officer until February 4, 2013. Mr. Dykes joined VeriFone as Senior Vice President on September 2, 2008 and was named Chief Financial Officer on September 9, 2008. Mr. Dykes was named Executive Vice President in August 2011. Prior to joining VeriFone, Mr. Dykes was Chairman and CEO of NebuAd Inc., a provider of targeted online advertising networks. Before joining NebuAd, from January 2005 to March 2007, Mr. Dykes was Executive Vice President, Business Operations and Chief Financial Officer of Juniper Networks, Inc., a provider of network infrastructure to global service providers, enterprises, governments and research and educational institutions. From February 1997 to December 2004, Mr. Dykes was Chief Financial Officer and President, Systems Group, of Flextronics International Ltd., a provider of design and electronics manufacturing services to original equipment manufacturers. From October 1988 to February 1997, Mr. Dykes was Executive Vice President, Worldwide Operations and Chief Financial Officer of Symantec Corporation, a provider of software and services that address risks to information security, availability, compliance, and information technology systems performance. Mr. Dykes also held Chief Financial Officer roles at industrial robots manufacturer Adept Technology and at disc drive controller manufacturer Xebec. He also held senior financial management positions at Ford Motor Company. Mr. Dykes holds a Bachelor of Commerce in Administration degree from Victoria University in Wellington, New Zealand.

Jeff Dumbrell. Mr. Dumbrell joined VeriFone in July 2002 where he served in various senior-level management roles within the company, most recently as Executive Vice President, Europe, Middle East, Africa and Asia and is responsible for managing our growth initiatives in these regions. From December 2000 to July 2002, Mr. Dumbrell was Executive Director of Sales for B3 Corporation and he was National Sales Manager for BankServ from October 1999 to December 2000. Previously, Mr. Dumbrell was Western Regional Manager for The Quaker Oats Company where he had sales responsibility for managing Tier 1 retail customers. Mr. Dumbrell holds an M.B.A. from The University of San Francisco and a Bachelor of Science in Marketing from Clemson University.

Albert Liu. Mr. Liu serves as Executive Vice President, Corporate Development and General Counsel. Mr. Liu joined VeriFone in October 2008, as Senior Vice President, General Counsel and Corporate Secretary and was named Executive Vice President, Corporate Development, General Counsel and Corporate Secretary in August 2011. In this capacity Mr. Liu also serves as Chief Compliance Officer. Prior to joining VeriFone, he was Vice President, Legal and Corporate Development, and Company Secretary for NETGEAR, Inc., a provider of networking solutions, since October 2004. Mr. Liu also previously served as General Counsel, Director of Human Resources and Secretary of Turnstone Systems, Inc., a supplier of digital subscriber line testing equipment and General Counsel and Secretary for Yipes Enterprise Services, a provider of Ethernet connectivity services. Mr. Liu began practicing law with the firm of Sullivan & Cromwell in New York, advising clients on all aspects of corporate and securities law, leading public and private securities offerings, and negotiating and finalizing venture capital investments and contracts. Before entering the legal field, he was a software engineer at Tandem Computers. Mr. Liu is currently a member of the board of directors of Trunkbow International Holdings, Inc., a provider of technology platforms that enable mobile value-added services. He holds dual degrees in Computer Science and Political Science from Stanford University, and a J.D (*magna cum laude*) from the University of California, Hastings College of the Law. He is a member of the State Bar of California.

Jennifer Miles. Ms. Miles has served as Executive Vice President, North America since August 2011, overseeing our North America business, which includes the Financial, Mobility, Retail, Petro, Transit, Retail Banking, Hospitality, Security, Healthcare and Government business units. Ms. Miles joined VeriFone in February 2001, and has served in various management positions, most recently as our Senior Vice President - Retail, Global Security and Vertical Solutions. Prior to joining VeriFone, Ms. Miles spent six years with Wachovia Bank, serving in several roles including sales and product management of corporate treasury and cash management solutions to Fortune 500 companies. Ms. Miles graduated from the University of Georgia with a bachelor degree in Business Administration.

Marc E. Rothman. Mr. Rothman joined VeriFone as Executive Vice President and Chief Financial Officer in February 2013, succeeding Mr. Dykes. Prior to joining VeriFone, Mr. Rothman served as the Chief Financial Officer of Motorola Mobility, Inc., a mobile device technology company, where he oversaw global financial strategy, financial analysis and reporting, regulatory financial compliance, restructuring activities, and mergers and acquisitions, including leadership in Motorola Mobility's spin-off transaction from its former parent company, Motorola, Inc., as well as the sale of the company to Google in May 2012. At Motorola, he also held a number of senior finance leadership positions across the company, including serving as chief financial officer in several of its business segments (Public Safety, Networks and Enterprise and Mobile Devices). Mr. Rothman joined Motorola, Inc. through the acquisition of General Instrument in 2000, and at that time he was vice president and corporate controller. He began his career at Deloitte & Touche LLP. Mr. Rothman is a Certified Public Accountant in the State of California and graduated from Richard Stockton College with a bachelor degree in Business.

Eliezer Yanay. Mr. Yanay has served as Executive Vice President, Operations since August 2011 and is responsible for global R&D initiatives, supply chain and product management. Previously, Mr. Yanay served as President of VeriFone Israel and Executive Vice President, Continental Europe, South East Europe and Asia from March 2009 to August 2011 and as President of VeriFone Israel and Managing Director of Middle East from November 2006 to March 2009. Mr. Yanay joined VeriFone following its acquisition of Lipman Electronic Engineering in November 2006. Mr. Yanay had served at Lipman as Executive Vice President of Sales and Marketing since September 2001 where his responsibilities included management of worldwide sales and marketing activities, management of the corporate sales and marketing department and oversight of Lipman's non-U.S. subsidiaries. Before joining Lipman, Mr. Yanay held various senior-level positions at Shira Computers Ltd. (a subsidiary of VYYO Inc.) and Scitex Corporation, Ltd. Mr. Yanay holds a Bachelor of Arts in Psychology from Tel Aviv University.

There are no family relationships among any directors or executive officers of VeriFone.

Board Leadership Structure

Under our current Corporate Governance Guidelines, the Board is free to select its Chairman and our Chief Executive Officer in the manner it considers to be in our best interests at any given point in time. Since 2008 the positions of Chairman of the Board and Chief Executive Officer have been held by separate persons. The Board believes that this structure is appropriate for us because it allows our Chief Executive Officer to focus his time and energy on leading our key business and strategic initiatives while the Board focuses on oversight of management, overall enterprise risk management and corporate governance. The Board and its committees meet throughout the year on a set schedule, usually at least once a quarter, and also hold special meetings from time to time. Agendas and topics for Board and committee meetings are developed through discussions between management and members of the Board and its committees. Information and data that are important to the issues to be considered are distributed in advance of each meeting. Board meetings and background materials focus on key strategic, operational, financial, governance and compliance matters applicable to us, including the following:

- Reviewing quarterly our business, operations and performance;
- Reviewing progress of strategic initiatives and longer-term strategic and business plans;
- Reviewing key product, market, industry and competitive issues;
- Reviewing and approving material investments or acquisitions, strategic transactions and other significant transactions that are not in the ordinary course of business;
- Overseeing our compliance with legal and regulatory requirements;
- Overseeing our financial results;
- Overseeing overall insurance structure and policies, including director and officer insurance levels;
- Overseeing our enterprise risk management strategy;
- Evaluating the performance of the Board and reviewing and determining the qualifications of directors and mix of expertise and other attributes of directors, including the financial expertise of members of the Audit Committee;
- Reviewing and determining the independence of our directors, the appointment of the Chairman of the Board and the selection of Board committee members;
- Selecting and approving director nominees; and
- Reviewing and approving director compensation, executive compensation and overall compensation plans.

Board's Role in Risk Oversight

The Board executes its risk management responsibility directly and through its committees. As set forth in its charter and annual work plan, our Audit Committee has primary responsibility for overseeing our enterprise risk management process. The Audit Committee receives updates and discusses individual and overall risk areas during its meetings, including financial risk assessments, operations risk management policies, major financial risk exposures, exposures related to compliance with legal and regulatory requirements, and management's actions to monitor and control such exposures. Our Vice President of Internal Audit reviews with the Audit Committee our annual operational risk assessment results and at least once each quarter the results of internal audits, including the adequacy of internal controls over financial reporting. Our Vice President of Internal Audit and Chief Information Officer report to the Audit Committee on information systems controls and security. Throughout each fiscal year, the Audit Committee invites appropriate members of management to its meeting to provide enterprise-level reports relevant to the Audit Committee's oversight role, including adequacy and effectiveness of management reporting and controls systems used to monitor adherence to policies and approved guidelines, information systems, treasury, insurance structure and coverage, tax structure and planning, worldwide disaster recovery planning and the overall effectiveness of our operations risk management policies. The Audit Committee is generally scheduled to meet at least twice a quarter, and generally covers one or more areas relevant to its risk oversight role in at least one of these meetings. At each meeting, the Audit Committee also reviews with Mr. Liu, who serves as our General Counsel and Chief Compliance Officer, any significant compliance matters, including matters raised through internal audit reviews and our alert line.

Our Compensation Committee oversees risks associated with our compensation policies and practices with respect to both executive compensation and compensation generally. In establishing and reviewing our executive compensation program, including consultations with independent compensation experts, our Compensation Committee intends that the program does not encourage unnecessary or excessive risk taking. Our compensation program utilizes a mix of base salary and short-term and long-term incentive awards to align our executive compensation with our success, particularly with respect to financial performance and stockholder return. The Compensation Committee sets the amount of our executives' base salaries at the beginning of each fiscal year. A substantial portion of bonus amounts are tied to overall corporate performance and stockholder return, and total bonuses represent a relatively small percentage of an executive officer's total compensation opportunities. Compensation provided to the executive officers also includes a substantial portion in the form of long-term equity awards that help further align executives' interests with those of our stockholders. Similarly, the compensation programs for employees generally consist of base salary and a mix of performance-based bonus opportunities and long-term equity incentives designed to focus on creating long-term shareholder value and not to encourage the taking of short-term risks at the expense of long-term results. In general, bonus opportunities are capped and may be reduced at our discretion based on individual performance. Our Compensation Committee believes that these awards do not encourage unnecessary or excessive risk-taking because the ultimate value of the awards is tied to our financial performance and because awards are staggered and subject to long-term vesting schedules to help ensure that executives have significant value tied to long-term stock price performance.

Our Corporate Governance and Nominating Committee oversees risks related to our overall corporate governance, including development of corporate governance principles applicable to us, evaluation of federal securities laws and regulations with respect to our insider trading policy, development of standards to be applied in making determinations as to the absence of material relationships between us and a director and formal periodic evaluations of the Board and management. Our Corporate Governance and Nominating Committee seeks to align our governance practices with best practices among peer companies and considers recommendations by shareholder advisory organizations with respect to corporate governance.

Reports delivered by all of our committee chairmen on at least a quarterly basis keep the Board abreast of its committees' risk oversight and other activities.

Corporate Governance Guidelines

Our Board has adopted corporate governance guidelines that provide the framework within which the Board directs our corporate governance. Our Corporate Governance and Nominating Committee reviews these guidelines annually and recommends changes to the Board for approval as appropriate. Our corporate governance guidelines are available on the Investor Relations section of our website, *http://ir.verifone.com/*, and are available in print to any stockholder who requests it.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics, which is available on the Investor Relations section of our website, *http://ir.verifone.com/*, and is available in print to any stockholder who requests it. The Code of Business Conduct and Ethics applies to all of our employees, officers and directors. We will post any amendments to or waivers from a provision of our Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions and that relates to any element of the "code of ethics" definition set forth in Item 406(b) of Regulation S-K of the SEC at *http://ir.verifone.com/*.

Director Attendance at Meetings

Although our Board recognizes that conflicts may occasionally prevent a director from attending a Board or stockholder meeting, the Board expects each director to make every reasonable effort to keep such absences to a minimum. During fiscal year 2012, each of our directors attended not less than 75% of the aggregate of the total number of meetings of the Board and the total number of meetings held by the committees of the Board on which such director served (during the periods of such service). At the 2012 Annual Meeting of Stockholders, all of our directors standing for re-election were in attendance. In fiscal year 2012, the Board held a total of seven meetings.

Executive Sessions

Non-employee directors meet in executive session without any management directors or employees present at each regularly scheduled Board meeting. The presiding director at these meetings is the Chairman of the Board. For the first half of fiscal year 2012 our Chairman of the Board was Charles Rinehart. Mr. Rinehart did not stand for re-election at our 2012 Annual Meeting of Stockholders on June 27, 2012 and, following the election of directors at the Annual Meeting, the Board of Directors appointed Mr. McGinn as Chairman of the Board.

Communications with Directors

Any interested party may direct communications to individual directors, including the presiding director, to a board committee, the independent directors as a group or to the Board as a whole, by addressing the communication to the named individual, to the committee, the independent directors as a group or to the Board as a whole c/o Secretary, VeriFone Systems, Inc., 2099 Gateway Place, Suite 600, San Jose, CA, 95110. Our Secretary or an Assistant Secretary will review all communications so addressed and will relay to the addressee(s) all communications determined to relate to our business, management or governance.

Committees of our Board of Directors

Our Board has an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee.

Audit Committee

Our Board has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. Our Board has adopted an Audit Committee charter, which is available on the Investor Relations section of our website at *http://ir.verifone.com/,* and is available in print to any stockholder who requests it, and defines the Audit Committee's purposes to include:

- Overseeing the compensation for and supervising our independent registered public accounting firm;
- Reviewing our internal accounting procedures, systems of internal controls and financial statements;
- Reviewing and approving the services provided by our internal auditors and independent registered public accounting firm, including the results and scope of their audits; and
- Reviewing and approving all related party transactions.

The Audit Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the Audit Committee. The Audit Committee may, in its discretion, delegate to one or more of its members the authority to pre-approve any audit or non-audit services to be performed by the independent auditors, provided that any pre-approvals made under delegated authority are presented to the Audit Committee at its next scheduled meeting.

In fiscal year 2012, our Audit Committee met nine times, and met in executive session without management present at each such meeting. Our Board and our Corporate Governance and Nominating Committee have determined that each member of the Audit Committee is "independent" within the meaning of the rules of both the New York Stock Exchange (the "NYSE") and the SEC.

Audit Committee Financial Expert

Our Board has determined that each of Robert W. Alspaugh and Robert B. Henske is qualified as an Audit Committee financial expert within the meaning of SEC regulations. In making this determination, the Board considered the following qualifications: (a) understanding of United States generally accepted accounting principles ("GAAP") and financial statements; (b) ability to assess the general application of GAAP to accounting for estimates, accruals and reserves; (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be raised by our financial statements, or experience actively supervising persons engaged in these activities; (d) understanding of internal control over financial reporting; and (e) understanding of Audit Committee functions.

Compensation Committee

Our Board has adopted a Compensation Committee charter, which is available on the Investor Relations section of our website at *http://ir.verifone.com/,* and is available in print to any stockholder who requests it, and defines the Compensation Committee's purposes to include:

- Reviewing and approving corporate goals and objectives relevant to the compensation of our CEO, evaluating our CEO's performance in light of those goals and objectives and, either as a committee or together with the other independent directors (as directed by the Board), determining and approving our CEO's compensation level based on this evaluation;
- Making recommendations to the Board with respect to non-CEO compensation, incentive compensation plans, and equity-based plans, including the VeriFone Bonus Plan and the 2006 Equity Incentive Plan, overseeing the activities of the individuals responsible for administering these plans, and discharging any responsibilities imposed on the Compensation Committee by any of these plans;
- Approving any new equity compensation plan or any material change to an existing plan where stockholder approval has not been obtained;
- Overseeing, in consultation with management, regulatory compliance with respect to compensation matters, including overseeing our policies on structuring compensation programs to preserve tax deductibility, and, as and when required, establishing performance goals and certifying that performance goals have been attained for purposes of Section 162(m) of the Internal Revenue Code;
- Making recommendations to the Board with respect to any severance or similar termination payments proposed to be made to any of our current or former officers; and
- Preparing an annual Report of the Compensation Committee for inclusion in our annual proxy statement.

The Compensation Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to such standing or *ad hoc* subcommittees as it may determine to be necessary or appropriate for the discharge of its responsibilities, as long as the subcommittee contains at least the minimum number of directors necessary to meet any regulatory requirements.

In fiscal year 2012, our Compensation Committee met five times, and met in executive session without management present at each such meeting.

Our Board and our Corporate Governance and Nominating Committee have determined that each member of the Compensation Committee is "independent" within the meaning of the rules of both the NYSE and the SEC.

The report of the Compensation Committee is included in this Amendment No. 1 to Annual Report on Form 10-K under *Compensation Committee Report.*

Corporate Governance and Nominating Committee

Our Board has adopted a Corporate Governance and Nominating Committee charter, which is available on the Investor Relations section of our website at *http://ir.verifone.com/* and is available in print to any stockholder who requests it. Our Corporate Governance and Nominating Committee charter defines the Corporate Governance and Nominating Committee's purposes to include:

- Making recommendations to the Board from time to time as to changes that the Corporate Governance and Nominating Committee believes to be desirable to the size of the Board or any committee thereof;
- Identifying and evaluating individuals believed to be qualified to become Board members, consistent with criteria approved by the Board, and selecting, or recommending to the Board, the nominees to stand for election as directors at the annual meeting of stockholders or, if applicable, at a special meeting of stockholders;
- Developing and recommending to the Board, standards to be applied in making determinations as to the absence of material relationships between VeriFone and a director;
- Identifying Board members qualified to fill vacancies on any committee of the Board (including the Corporate Governance and Nominating Committee) and recommending that the Board appoint the identified member or members to the respective committee;
- Establishing procedures for the Corporate Governance and Nominating Committee to exercise oversight of the evaluation of the Board and management;
- Developing and recommending to the Board a set of corporate governance principles applicable to VeriFone and reviewing those principles at least once a year; and
- Assisting management in the preparation of the disclosure in our annual proxy statement regarding the operations of the Corporate Governance and Nominating Committee.

Our Corporate Governance and Nominating Committee has not established specific minimum education, experience, or skill requirements for potential members, but, in general, expects that qualified candidates will have high-level managerial experience in a complex and global organization, and will be able to represent the interests of the stockholders as a whole and not just certain special interest groups or constituencies. The Corporate Governance and Nominating Committee considers each candidate's judgment, skill, diversity and professional experience with businesses and other organizations of comparable size in the context of the needs of the Board, the interplay of the candidate's experience with the experience of other Board members, and the extent to which the candidate would be a desirable addition to the Board and any committees of the Board. At this stage of our development, relevant experiences include, among other things, large-company CEO experience, senior management experience in the payments industry, senior-level experience at multi-national companies with oversight over international operations and financial, accounting expertise and executive-level experience in strategic markets for us, such as media. In addition, each candidate is expected to contribute positively to the existing chemistry and collaborative culture among Board members and must have the time and ability to make a constructive contribution to the Board. The Corporate Governance and Nominating Committee also values work ethic, leadership, problem-solving skills and diversity in selecting nominees to serve on the Board, and is committed to actively seeking out highly qualified individuals to contribute to the diversity of the pool from which Board nominees are chosen. Although the Corporate Governance and Nominating Committee does not have a formal policy on diversity, the Corporate Governance and Nominating Committee broadly construes diversity to mean a variety of opinions, perspectives, expertise, personal and professional experiences and backgrounds (including gender, race and ethnicity), as well as other differentiating characteristics. Our Board and each of the committees of the Board engage in an annual self-evaluation that includes an evaluation of diversity of the Board, and the Corporate Governance and Nominating Committee discusses the value of diversity during its annual review of Board composition.

The Corporate Governance and Nominating Committee has generally identified nominees based upon suggestions by directors, management, outside consultants, including third-party search firms, and stockholders. Before considering any nominee, the Corporate Governance and Nominating Committee makes a preliminary determination as to the need for additional members of the Board. If a need is identified, members of the Corporate Governance and Nominating Committee discuss and evaluate possible candidates in detail and suggest individuals to explore in more depth. Once a candidate is identified for further consideration, members of the Corporate Governance and Nominating Committee, as well as other members of the Board and management as appropriate, interview the nominee. After completing this evaluation, the Corporate Governance and Nominating Committee makes a recommendation and refers the nominee to the full Board for consideration. The Corporate Governance and Nominating Committee will consider candidates recommended by stockholders in the same manner as other candidates. Stockholders may nominate candidates for director in accordance with the advance notice and other procedures contained in our Bylaws.

The Corporate Governance and Nominating Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the Corporate Governance and Nominating Committee.

In fiscal year 2012, our Corporate Governance and Nominating Committee met four times, and met in executive session without management present at each such meeting.

Our Board and our Corporate Governance and Nominating Committee have determined that each member of the Corporate Governance and Nominating Committee is "independent" within the meaning of the rules of both the NYSE and the SEC.

Committee Membership

The table below summarizes membership information for each of the Board committees as of October 31, 2012:

Director	Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee
Robert W. Alspaugh	✓	—	✓
Douglas G. Bergeron	—	—	—
Leslie G. Denend	✓	✓(Chairman)	—
Alex W. (Pete) Hart	—	—	✓(Chairman)
Robert B. Henske	✓(Chairman)	✓	—
Richard A. McGinn	—	—	✓
Wenda Harris Millard	—	✓	—
Eitan Raff	—	—	✓
Jeffrey E. Stiefler	✓	✓	—

✓= Member

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires VeriFone's executive officers, directors and persons who own more than 10% of our common stock to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. The officers, directors and 10% stockholders are required by SEC regulations to furnish VeriFone with copies of all Section 16(a) forms they file. SEC regulations require us to identify in our Annual Report on Form 10-K anyone who failed to file, on a timely basis, reports that were due during the most recent fiscal year or, in certain cases, prior years. Based on our review of reports we received, or written representations from reporting persons stating that they were not required to file these forms, we believe that, during our fiscal year ended October 31, 2012, all Section 16(a) filing requirements were satisfied on a timely basis, except for one late Form 4 filing by each of Messrs. Bergeron, Dumbrell, Dykes, Liu and Yanay to report the annual equity award received by each such named executive in January 2012.

ITEM 11. *EXECUTIVE COMPENSATION*

COMPENSATION DISCUSSION AND ANALYSIS

The following Compensation Discussion and Analysis ("CD&A") describes the principles, policies, and practices that formed the foundation of our compensation program in fiscal year 2012 and explains how they applied to our named executives for fiscal year 2012: our Chief Executive Officer, Douglas G. Bergeron; our Executive Vice President and Chief Financial Officer, Robert Dykes; our Executive Vice President managing Europe, Middle East, Africa and Asia, Jeff Dumbrell; our Executive Vice President, Corporate Development and General Counsel, Albert Liu; and our Executive Vice President of Operations, Eliezer Yanay. We refer to these executive officers as our "named executives."

Compensation Program

Objectives

We believe that highly talented, dedicated, and results-oriented management is critical to our growth and long-term success. Our compensation program, which is subject to the oversight of our Board and its Compensation Committee, is designed to:

- Attract, motivate, and retain management talent of high quality in a competitive market;
- Align our management's interests with long-term stockholder value by providing for a significant portion of management's compensation in the form of stock options, restricted stock units, and other stock-based awards (with either time-based vesting schedules or performance-based vesting schedules) the value of which depends upon the performance of our common stock;
- Tie each named executive's compensation to our success during the most recent fiscal year, measured in large part by our financial and operational performance and any variations in stockholder value during that period;
- Tie a portion of each named executive's compensation to that executive's individual performance in supporting our goals for the fiscal year as outlined by the Board, in order to encourage and reflect individual contributions to our overall performance by rewarding individual achievement;
- Ensure that each named executive's compensation is at appropriate and competitive levels relative to each other and to senior executives at companies that we have identified as peer group companies, including certain of our competitors; and
- Structure, to the extent deemed appropriate by our Compensation Committee, the bonuses paid to our named executives to be tax deductible to us as "qualified performance-based compensation" under Section 162(m) of the Internal Revenue Code.

Implementing Our Objectives

The Compensation Committee determines the compensation for each of our named executives. The Compensation Committee evaluates base salaries and short-term and long-term incentive awards as tools to provide the appropriate incentives to meet our compensation objectives both individually and in the aggregate for our named executives. We believe the most important indicator of whether our compensation objectives are being met is whether we have motivated our named executives to deliver superior performance, particularly with respect to financial performance and stockholder return, and incentivized executives performing in line with our expectations to continue their careers with us.

We establish the performance targets for our named executives at the beginning of each fiscal year based on our operating plan for the company. The financial forecasts that form our operating plan reflect our company-wide growth targets and align with our strategic objectives. In order to incentivize our named executives, the financial performance targets used for purposes of executive compensation are generally set at the operating plan targets for performance at the higher end of the range of our planned growth. Our operating plan reflects what our management and Board believes we could achieve if we successfully execute our operational strategies and goals.

Elements of Executive Compensation

Each compensation component is structured to recognize individual performance and the components are intended to incentivize both short- and long-term performance. Our compensation program consists of the following short-term and long-term components:

Short-term components

- Base salary;
- Variable annual and quarterly or semi-annual performance-based cash bonus awards;
- Variable annual performance-based equity awards, such as restricted stock units or stock options;
- Additional discretionary or one-time cash bonus awards for exceptional individual performance; and
- Benefits and perquisites.

Long-term component

- Periodic grants of long-term equity-based awards, including restricted stock units and stock options

The foregoing elements combine to promote the compensation objectives that we have outlined above. The Compensation Committee believes that a mix of both short-term cash and equity incentives and long-term equity incentives are appropriate to implement our overall compensation program. The Compensation Committee sets base salaries and benefits and perquisites at amounts that are designed to provide a competitive level of compensation in order to achieve our objective of attracting, motivating and retaining management talent of high quality in a competitive environment. The Compensation Committee structures performance-based cash bonus awards and short-term equity awards to provide our named executives with compensation that rewards the achievement of our quarterly and annual goals, as applicable, and other near term stockholder value-creation strategies. The Compensation Committee uses long-term equity incentive awards to motivate named executives to achieve superior performance over a longer period of time and to tie the majority of each named executive's compensation to long-term stockholder value creation. In determining the amount of compensation awarded to a particular named executive, the Compensation Committee considers the following factors:

- Whether the short- and long-term components of the compensation package, in absolute as well as relative terms, assure that appropriate recognition, incentives and retention value are maintained;
- Our share price performance during the fiscal year;
- Our performance during the fiscal year as measured against projections of our performance prepared by management for the fiscal year and approved by the Board, including projections in respect of non-GAAP net revenues, non-GAAP net income and non-GAAP net income per share;
- Information prepared by the Compensation Committee's outside independent executive compensation consultant, Compensia, as described under "Competitive Data" and "Role of Compensation Consultants" below, including information with respect to the compensation plan arrangements of technology companies with revenues comparable to ours and selected peer companies; and

- Evaluations prepared by our Chief Executive Officer with respect to the individual performance of each of our other named executives consistent with our compensation objectives. In making recommendations with respect to named executives other than himself, our Chief Executive Officer evaluates the performance of the executives against the performance goals set for each executive and considers the executive's responsibilities and compensation in relation to other officers. Our Chief Executive Officer does not make recommendations about his own compensation.

Based on the foregoing factors as well as the objectives described above, the Compensation Committee considers the total compensation that may be awarded to the named executive including the allocation among base salary, performance-based bonuses, equity incentives and benefits and perquisites. The Compensation Committee also takes into account the prior year's annual cash compensation of each named executive as well as how total compensation compares as between individual named executives. In addition, the Compensation Committee also considers equity holdings, including equity awards previously granted and the vesting schedules of such awards. Except as described above, the Compensation Committee does not take into account amounts realized from prior compensation or payable upon termination or change of control in determining total compensation. The Compensation Committee's goal in awarding compensation is to award compensation that is reasonable in relation to the objectives of our compensation program when all elements of potential compensation are considered.

Long-Term Incentive Award for CEO In September 2012, at the recommendation of our Compensation Committee, our Board determined to implement a long-term incentive program for our Chief Executive Officer starting in fiscal year 2013. The Compensation Committee believes this long-term incentive program will serve to drive company performance and further align our long-term performance targets for our Chief Executive Officer with share performance and the interests of our stockholders, while offering strong retention value for our Chief Executive Officer. For fiscal year 2013, the program comprises three equity components, with a January 2, 2013 grant date. The first component, which comprises approximately 25% of the total value of the award, consists of a grant of 259,500 stock options that vest as to 33.3% of the grant at each anniversary of the grant date, with full vesting at the end of three years. The second component, which comprises approximately 25% of the total value of the award, is a performance-based award of restricted stock units with a target of 98,200 shares that will vest one year from the grant date if Mr. Bergeron achieves certain objective performance targets set at the beginning of fiscal year 2013. The award is forfeited if achievement is below 80% of the targets, and may be achieved at 100% to 150% of the target depending on the actual level of achievement. Consistent with the difficulty of achievement for performance-based awards for our named executives, unless there are unusual or unexpected factors affecting our key markets and our business, if Mr. Bergeron executes well, we expect that it is probable, though not certain, that such targets will be achieved at approximately 100%, and in the case of exceptional performance by Mr. Bergeron, the targets may be achieved at levels above 100%. The third component, which comprises approximately 50% of the total value of the award, consists of a performance-based award of restricted stock units with a target of 167,200 shares that will vest three years from the grant date based on our achievement of total shareholder return relative to peers on a stacked-ranking basis over a three year performance period from the date of grant, with peers defined as those companies comprising the S&P Technology Index at the end of performance period. Stock price performance during the three year period will be calculated based upon the stock price returns for VeriFone and each peer company as of January 2, 2013 and January 2, 2016, using a 60 trading day closing average preceding those dates. The award is forfeited if achievement is below 50% of the target, and may be achieved at a level up to 200% of the target depending on the actual level of achievement. The Committee determined that the design of this long-term incentive program, which places significant emphasis on performance-based awards in the form of restricted stock units and stock options and provides for increased payout levels for exceptional achievement, appropriately incentivizes our Chief Executive Officer to improve company performance and will help us retain our Chief Executive Officer.

Mix of Compensation Elements

As discussed above, we weigh compensation for the named executives primarily toward short-term performance-based compensation and long-term equity compensation. However, we do not have any pre-established targets relating to the mix between base salary, short-term performance-based compensation and long-term equity compensation. The Compensation Committee makes a determination as to the particular mix of a named executive's total compensation for a particular year based on its review of the factors described above relating to how base salaries, short-term performance-based compensation and long-term equity compensation are set in each year. For fiscal year 2012 our Compensation Committee determined to award each named executive a performance-based equity award with vesting at the end of one year contingent upon our achievement of specified financial and business growth targets for fiscal year 2012 as one component of total fiscal year 2012 compensation. See *"Grants of Plan-Based Awards"* below for information about fiscal year 2012 equity awards to our named executives.

Executive Stock Ownership Guidelines

In March 2010, the Board adopted stock ownership guidelines that apply to our Chief Executive Officer and each executive officer who is a direct report to our Chief Executive Officer. The guidelines require our Chief Executive Officer to own a minimum number of shares of our common stock valued at approximately three times his annual base salary, and for each executive who is a direct report to the Chief Executive Officer to own a minimum number of shares of our common stock valued at approximately such executive's annual base salary.

Under these guidelines, restricted stock units awarded and owned stock count toward the ownership level. An executive has a five year period over which to achieve the target ownership level. Ownership and progress toward guidelines is reviewed annually by the Compensation Committee.

Tax Considerations

Section 162(m) of the U.S. Internal Revenue Code places a limit on the tax deduction for compensation in excess of $1 million paid to certain "covered employees" of a publicly held corporation (generally, the corporation's principal executive officer and its next three most highly compensated executive officers (other than the corporation's chief financial officer) in the year that the compensation is paid). This limitation applies only to compensation that is not considered performance-based under the Section 162(m) rules. The Compensation Committee believes that it is in our best interests and the best interests of our stockholders to comply with the limitations of Section 162(m) of the Code to the extent practicable and consistent with retaining, attracting, and motivating our named executives. Our Bonus Plan may provide for performance based awards within the meaning of Section 162(m) and the Compensation Committee generally intends to grant awards under the Bonus Plan that are performance-based within the meaning of Section 162(m). However, the Compensation Committee retains the flexibility to pay non-deductible compensation in its discretion.

Role of CEO in Determining Executive Compensation for Named Executives

As noted above, in connection with the determination of compensation for our named executives, Mr. Bergeron provides recommendations to the Compensation Committee; however, Mr. Bergeron does not make a recommendation as to his own compensation. While the Compensation Committee uses this information and values Mr. Bergeron's recommendations, the Compensation Committee ultimately approves the compensation program for named executives. Mr. Bergeron was not present at any Compensation Committee discussions regarding his own compensation.

Speculative Transactions

In accordance with our insider trading policy, we do not permit any employee, including the named executives, to enter into any derivative or hedging transaction on our stock (including short-sales, market options, equity swaps or other equity derivatives or hedging transactions).

Employment-Related Agreements with Named Executives

We may enter into employment and severance agreements with one or more of our named executives if we determine that such an agreement is necessary to obtain a measure of assurance as to the executive's continued employment in light of prevailing market competition for the particular position held by the named executive and the importance of the particular position, or if the Compensation Committee determines that an employment agreement is necessary and appropriate to attract, motivate, and retain executive talent in light of market conditions, the prior experience of the executive, or our practices with respect to other similarly situated employees. Based on an evaluation of these factors, we entered into an amended and restated employment agreement with our Chief Executive Officer, Mr. Bergeron, during the fiscal year ended October 31, 2009, which continues Mr. Bergeron's employment with VeriFone through October 31, 2013, subject to automatic extension as described below. The terms of this employment agreement are described below under "Employment Agreement with our Chief Executive Officer." Our severance terms with Mr. Rothman, our current Chief Financial Officer, include certain severance benefits in the event of a qualifying termination, as described below under *"Severance Agreements with our Chief Financial Officer."*

Employment Agreement with our Chief Executive Officer

In the first half of fiscal year 2009, our Compensation Committee undertook a review of the compensation program for Mr. Bergeron, our Chief Executive Officer, in light of the then-pending expiration of his January 2007 amended and restated employment agreement (the "2007 Employment Agreement") on October 31, 2009. The Compensation Committee was mindful of Mr. Bergeron's role in our performance since July 2001 as well as our future performance. In conducting its review, the Compensation Committee also considered Mr. Bergeron's compensation history with VeriFone, equity holdings and the vesting schedule of his equity awards to assess the extent to which those holdings and the remaining unvested awards helped to serve the Compensation Committee's goal of retaining and motivating Mr. Bergeron. In addition, the Compensation Committee also conducted an evaluation of compensation levels, mix of compensation components and compensation structure for chief executive officers of peer group companies based on data provided by Compensia, the Compensation Committee's independent executive compensation consultant, and took into consideration the stock performance of VeriFone relative to the stock performance of peer group companies during the preceding 12 months and 36 months.

Our Compensation Committee determined that renewal of Mr. Bergeron's 2007 Employment Agreement was appropriate but also sought to establish a program that provided for both near term and long term incentives for Mr. Bergeron to promote increased value for our stockholders, including through share price appreciation, consistent with the aim of the 2007 Employment Agreement. To achieve these objectives, the Compensation Committee determined that it would be appropriate to combine time-based stock options, which would incentivize consistent performance over the vesting term, and performance-based equity awards based on achieving substantial improvement in financial and operating performance as measured by a non-GAAP net income per share financial target, which would reward near term performance.

Based on the Compensation Committee's review, on April 8, 2009, we entered into an amended and restated employment agreement with Mr. Bergeron (the "2009 Employment Agreement"), which superseded the remaining employment term of Mr. Bergeron and related compensation benefits under the 2007 Employment Agreement. The 2009 Employment Agreement provides for an annual base salary for fiscal year 2009, subject to annual increases in subsequent fiscal years at the discretion of the Board upon recommendation of the Compensation Committee, and for potential annual cash bonuses. Annual bonus eligibility and any related bonus target will be determined for each year by the Compensation Committee in its discretion. Annual bonuses may be between 0% and 200% of the target bonus amount, based on Mr. Bergeron's performance and the achievement of performance criteria to be established by our Compensation Committee. Further, to the extent that the Compensation Committee establishes an annual cash bonus target that is conditioned on our financial performance meeting specified targets, the Compensation Committee may, in its discretion, include a provision requiring that any bonus actually paid to Mr. Bergeron be reimbursed to us in the event or to the extent that, during a time period established by the Compensation Committee at the time such incentives are established, we announce a restatement of our financial results, a result of which is that the relevant performance threshold would no longer be met.

Under the 2009 Employment Agreement, the Compensation Committee recommended and the Board approved an annual base salary of $800,000 for Mr. Bergeron and an annual bonus target of $1.0 million for fiscal year 2012, which was the same as Mr. Bergeron's annual base salary and annual bonus target for fiscal years 2011 and 2010. See *"Determination of Compensation"* and *"Fiscal Year 2012 Bonus Determinations"* in this CD&A for information regarding Mr. Bergeron's compensation for fiscal year 2012.

Under the 2009 Employment Agreement, Mr. Bergeron is entitled to receive annual equity awards as determined by the Board upon the recommendation of the Compensation Committee, in amounts and under terms and conditions similar to those for his initial equity grant in fiscal year 2009. For fiscal year 2012, Mr. Bergeron received a grant of 186,000 time-based stock options and grants totaling 361,000 performance-based stock options. These equity award grants to Mr. Bergeron, and the goal achieved for each award, are discussed under *"Grants of Plan-Based Awards"* and *"Long-Term Equity Incentive Compensation"* below.

Effective April 30, 2012, the term of the 2009 Employment Agreement automatically extended for an additional 12 months and currently ends on October 31, 2013, and is subject to automatic renewal for additional one-year periods six months prior to the termination date unless we provide notice of our intent to not renew. If Mr. Bergeron's employment is terminated without cause or if Mr. Bergeron terminates his employment for good reason, then Mr. Bergeron may be entitled to severance equal to one year's current base salary and bonus paid for the immediately previous fiscal year provided that any severance payments are conditioned on Mr. Bergeron's compliance with the noncompetition and nonsolicitation provisions of the 2009 Employment Agreement. We have the option to extend the noncompetition and nonsolicitation period for an additional year, by paying Mr. Bergeron an additional year's severance. In the event of a termination of Mr. Bergeron's employment without cause or if Mr. Bergeron terminates his employment for good reason, Mr. Bergeron will be entitled to receive continuation of medical benefits for two years following the termination date on terms substantially the same as in effect immediately preceding the termination. Certain of our equity awards to Mr. Bergeron also include provisions for acceleration upon a qualifying termination in connection with a change of control. A qualifying termination occurs if Mr. Bergeron's employment is terminated other than for cause or if he resigns for good reason in the period beginning 90 days prior to a change in control and ending 12 months after a change in control. A change in control means any of the following events, subject to specified exceptions:

- any person or group of persons becomes the beneficial owner of 40% or more of our outstanding voting securities;
- the consummation of a merger or similar transaction that requires the approval of our stockholders (either for the transaction itself or for the issuance of securities);
- the sale of all or substantially all of our assets; and
- our liquidation or dissolution.

See *"Potential Payments Upon Termination or Change of Control."*

Severance Agreements with our Former and Current Chief Financial Officer

Mr. Dykes

Mr. Dykes served as our Chief Financial Officer from September 9, 2008 to February 4, 2013. On February 4, 2013, we announced the appointment of Mr. Rothman as our Chief Financial Officer, succeeding Mr. Dykes effective February 4, 2013, and Mr. Dykes' retirement from VeriFone effective February 28, 2013.

In connection with Mr. Dykes' retirement, we and Mr. Dykes entered into a Separation Agreement, dated February 1, 2013 (the "Separation Agreement"), that replaces all previous severance agreements between Mr. Dykes and us. Pursuant to the Separation Agreement, following Mr. Dykes' planned retirement date of February 28, 2013, Mr. Dykes will remain available to assist us with respect to transition matters on an as-needed basis for the period from March 1, 2013 to May 1, 2013. During this period, Mr. Dykes will receive, subject to the terms and conditions set forth in the Separation Agreement, continued vesting of his outstanding and unvested equity awards, based on their current vesting schedule and terms, to and inclusive of May 1, 2013, and continued coverage under our standard health and welfare benefit plans.

Mr. Rothman

In connection with our appointment of Mr. Rothman as Chief Financial Officer, on February 4, 2013, we entered into certain severance terms with Mr. Rothman, which require us to provide specified payments and benefits to Mr. Rothman upon a qualifying termination (meaning a termination by us other than for cause or a termination by Mr. Rothman for good reason) or if we undergo a change of control that results in a qualifying termination of Mr. Rothman's employment. If there is a qualifying termination, then we shall pay Mr. Rothman, within ten days following the date of termination, a sum equal to the total of: (i) Mr. Rothman's base salary through the date of termination and any bonuses that have become payable and have not been paid or deferred, (ii) any accrued vacation pay and compensation previously deferred, other than pursuant to a tax-qualified plan; (iii) any amounts due under any plan or program in accordance with their terms; and (iv) a lump-sum cash payment equal to Mr. Rothman's annual base salary during the six-month period immediately prior to the date of termination. In connection with a qualifying termination, we must also provide Mr. Rothman with continuing medical, insurance and related benefits for six months following the date of such termination. Furthermore, the terms of the grant agreements for Mr. Rothman's initial equity awards provide that in connection with a person or group of persons becoming the beneficial owner of 40% or more of our outstanding voting securities, a merger or similar transaction, or the sale of all or substantially all of our assets that constitutes a change in control, and the change in control results in a qualifying termination of Mr. Rothman's employment (as defined in the grant agreements), any stock options, restricted stock and other stock-based rights that are covered by the award agreements shall vest in full pursuant to our 2006 Equity Incentive Plan.

Indemnification Agreements

We have adopted provisions in our amended and restated certificate of incorporation that authorize and require us to indemnify our officers and directors to the full extent permitted under Delaware law, subject to limited exceptions. We have also entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and executive officers which may be broader than the specific indemnification provisions contained in Delaware law.

Determination of Compensation

Role of Compensation Consultants

We and the Compensation Committee consult from time to time with executive compensation consultants and consider the compensation levels of companies within our industry and other industries that compete for the same talent. We also subscribe to certain third-party compensation survey services that allow us and the Compensation Committee to access reports and compensation survey data detailing compensation practices at peer companies and in the relevant geographical locations for benchmarking purposes. In determining compensation policies and programs for our named executives, the Compensation Committee also considers the guidelines on executive pay practices periodically published by shareholder advisory firms. Neither we nor the Compensation Committee has maintained any long-term contractual relationship with any compensation consultant, but in recent years the Compensation Committee has retained an independent executive compensation consultant in connection with its review of compensation for the named executives. Periodically, the

Compensation Committee also retains compensation consultants to assist in the design of programs that affect named executive compensation. As described below, in fiscal year 2012, the Compensation Committee used market data and analysis from Compensia in reviewing our compensation levels and the proposed structure of the compensation program for our Chief Executive Officer and other named executives. Neither Compensia nor any of its affiliates provided any services to VeriFone other than the services requested by the Compensation Committee.

Competitive Data

Our Compensation Committee relies upon market data and executive compensation data and trends of our peer group companies from independent compensation consultants in making executive compensation decisions. For fiscal year 2012, our Compensation Committee engaged Compensia to prepare analyses and reports, including an analysis of base salary and merit increase metrics and short- and long-term incentive plan practices in the general high technology industry and an evaluation of the competitiveness of our executive compensation program which focused on current trends and practices in pay-for-performance, short-term incentive plans and executive and company-side long-term incentive grants among peer group companies as well as the general high technology market. In addition, for fiscal year 2012, the Compensation Committee reviewed a detailed compensation assessment prepared by Compensia of our CEO compensation program compared to that of peer group companies. The peer group companies reviewed and approved by the Compensation Committee are primarily technology companies, some of which compete with us for business or for executive talent. The Compensation Committee's intent was to choose peer group companies that have one or more attributes significantly similar to us, including size (evaluated on the basis of revenue and market capitalization), location, general industry, or products. For fiscal year 2012, in light of our growth through strategic initiatives and increased revenue and market capitalization, the Compensation Committee determined to review executive compensation relevant to a peer group consisting of companies with financial characteristics at about the same level as ours, with some reference to our projected near term growth at the time of the compensation assessment. The Compensation Committee reviewed this and other benchmarking data and market trends derived from additional surveys and market information with representatives of our Human Resources department.

The following companies made up the peer group companies for fiscal year 2012:

Alliance Data Systems
Altera
Brocade Communications Systems
Equinix
Global Payments
Itron
Lender Processing Services
Linear Technology
MICROS Systems
Nuance Communications
NVIDIA
ON Semiconductor
Teradyne
Xilinx

The Compensation Committee used the compensation data and market trends described above as one of a number of factors in its decisions regarding compensation and pay practices, and generally used such data and trends as a reference point rather than as a strict benchmarking tool in making decisions as to whether the contributions and responsibilities of each named executive are properly reflected in his compensation. The Compensation Committee also gave great weight to our business performance, including performance under several financial metrics, and individual performance as described below in its executive compensation decisions. It did not, however, separately consider the historical performance or future projected performance trends of any of these peer group companies relative to our historical performance or future projected performance trends for executive compensation purposes. The Compensation Committee applied a similar approach with respect to determinations of change of control or termination payments for our named executives, as further described below under *"Potential Payments Upon Termination or Change of Control."*

The Compensation Committee reviewed our executive compensation programs and practices, and analyzed, for each named executive, all existing elements of compensation (including base pay, cash bonus awards, short-term performance-based equity awards, and long-term compensation in the form of equity awards). In evaluating the competitiveness of our executive compensation program and setting executive compensation, the Compensation Committee compared these compensation components separately, and in total, to compensation at the peer group companies. For fiscal year 2012, the Compensation Committee generally weighed the mix of compensation to the named executives, other than for our Chief Financial Officer, more toward long-term incentive awards, with total cash compensation levels at the 25th to 50th percentile of peer group companies and awards of long-term incentive awards in the 75th to 100th percentile of peer group companies. Total aggregate compensation for named executives, except for our Chief Financial Officer, including long-term incentive awards, remained at the top quartile of peer group companies as appropriate to retain and motivate our most talented and experienced executives. For our Chief Financial Officer, the Compensation Committee set total cash compensation and long-term incentive award levels at approximately the 50th percentile compared to peer group companies.

At our 2012 Annual Meeting held on June 27, 2012, we provided our stockholders with the opportunity to cast an advisory vote on our fiscal year 2011 executive compensation programs and policies (a "say-on-pay proposal") and approximately 89% of the votes were in favor of the proposal. The Compensation Committee reviews the outcome of our stockholders' advisory vote on each year's say-on-pay proposal in its evaluation and determination of executive compensation. The Compensation Committee considered the results of the stockholders' advisory vote at our 2012 Annual Meeting, and did not make any changes to our executive compensation policies and decisions as a result of such vote.

Base Salary

The objective of base salary is to provide fixed compensation to a named executive that reflects individual job responsibilities, experience, value to our company, and demonstrated performance. The salaries for the named executives are typically determined by the Compensation Committee based on its subjective evaluation of a variety of factors including the following:

- The scope and importance of the named executive's responsibilities.
- The contribution and experience of the named executive.
- Competitive market information regarding salaries.
- Overall compensation trends and economic conditions for peer group companies and the broader technology market.
- The importance of retaining the named executive along with the competitiveness of the market for the named executive's role and responsibilities.
- The base salary of the named executive in prior fiscal years.
- The base salary of individual named executives as compared with each other.
- For our Chief Executive Officer the detailed analysis of our CEO's compensation program by Compensia.
- As to the named executives other than the Chief Executive Officer, the recommendation of our Chief Executive Officer based on his subjective evaluation of the individual's performance.

Base salaries are typically reviewed annually in the first quarter of each fiscal year in connection with annual performance reviews and adjusted to take into account the factors described above.

Fiscal Year 2012 Annual Base Salary Determination

The Compensation Committee set fiscal year 2012 annual base salaries of the named executives as follows:

Named Executives	Fiscal Year 2012
Douglas G. Bergeron	$800,000
Robert Dykes	$430,000
Jeff Dumbrell	$350,000
Albert Liu	$350,000
Eliezer Yanay (1)	$332,481

(1) Mr. Yanay's annual base salary is set and paid in Israeli New Shekels. For disclosure purposes, Mr. Yanay's annual base salary of ILS 1,300,000 has been converted from Israeli New Shekels to U.S. Dollars at the October 31, 2012 exchange rate of 3.910 Shekels per one U.S. Dollar.

For the fiscal year ended October 31, 2012, the Compensation Committee generally set the annual base salary of each of our named executives after consideration of a number of factors, including similar arrangements in place at our peer group companies, the total fiscal year 2012 compensation package to be set for each named executive as well as total compensation in past fiscal years, each named executive's performance during the past fiscal year including based on the review by Mr. Bergeron of each named executive's achievements, the extent of relevant experience of each named executive, and each named executive's expected role and scope of responsibilities within our company for fiscal year 2012. The Compensation Committee also takes into consideration any significant increase in a particular named executive's responsibilities compared to the previous year.

The fiscal year 2012 base salary amount for Mr. Bergeron was set by the Compensation Committee in December 2011. In determining Mr. Bergeron's salary level (and compensation) for fiscal year 2012, the Compensation Committee engaged Compensia, an independent executive compensation consultant, to prepare an assessment of the components of Mr. Bergeron's compensation against peer group company data. The Compensation Committee evaluated Mr. Bergeron's leadership and performance as well as our overall financial and stock price performance against peer group companies in determining the compensation levels appropriate to retain and incentivize Mr. Bergeron. The companies forming part of our peer group are identified under *"Determination of Compensation-Competitive Data"* of the CD&A included in this Form 10-K/A.

Performance-Based Bonuses

Each of our named executives was eligible for performance-based cash bonuses as a component of overall compensation as well as to provide an incentive and reward for superior performance over the short-term. For fiscal year 2012, Mr. Bergeron and our other named executives were each eligible for an annual performance-based cash bonus. In addition to an annual performance-based bonus, Messrs. Dykes, Liu and Yanay were each eligible for semi-annual performance-based bonuses and Mr. Dumbrell was eligible for quarterly performance-based cash bonuses. Quarterly bonuses are generally paid in cash in the fiscal quarter following the applicable period's performance and are intended to account for approximately 75% of the aggregate bonus compensation for Mr. Dumbrell. The semi-annual cash bonus is intended to account for approximately one-third of the aggregate bonus compensation for Mr. Dykes, one-half of the aggregate bonus compensation for Mr. Liu and 75% of the aggregate bonus compensation of Mr. Yanay, and is paid in June for the first six months of our fiscal year and in December for the last six months of our fiscal year. Annual bonuses are typically approved by the Board upon recommendation of the Compensation Committee and paid in cash the first fiscal quarter of each year based on our financial performance during the prior fiscal year and on the individual performance of the named executives, in each case based on pre-established targets and objectives.

In setting annual bonus compensation, the Compensation Committee determines a target dollar value for annual bonus awards at the beginning of the fiscal year. For fiscal year 2012, the annual bonus compensation accounted for all of the bonus compensation of our CEO, one-fourth of the total cash bonus compensation of Messrs. Dumbrell and Yanay, approximately two-thirds of the total cash bonus compensation of Mr. Dykes, and one-half of the total cash bonus compensation of Mr. Liu. Under the 2009 Employment Agreement, the Compensation Committee has the discretion to deliver between 0% and 200% of the target annual bonus compensation for our CEO. For fiscal year 2012, one-half of Mr. Bergeron's target annual bonus may be paid at the discretion of the Board based on Mr. Bergeron's performance during fiscal year 2012 and the remaining one-half may be paid based on VeriFone achieving a target non-GAAP net income per share set based on our plan approved by the Board at the beginning of the fiscal year.

For our other named executives, the Compensation Committee generally allocates at least 80% of a named executive's total performance bonus based on performance against pre-established performance objectives. For fiscal year 2012, 100% of the total performance-based bonus for Messrs. Dykes, Liu and Yanay (who are non-sales named executives) and 90% of the total performance bonus for Mr. Dumbrell (who serves as a named executive in a sales role) were based on pre-established performance objectives, which were as follows:

- Our actual corporate financial performance for the service period in comparison to internal financial performance forecasts prepared by our management and presented to the Compensation Committee and the Board in the first quarter of each fiscal year. This includes overall financial performance on a consolidated basis as well as performance of individual business units that a named executive is responsible for managing.
- Successful execution related to key strategic initiatives such as integration of acquired businesses.
- Performance objectives for the business units managed by each named executive and individual performance objectives for each named executive, including considerations relating to increased responsibilities performed by a named executive during the fiscal year which were not contemplated when the named executive's target bonus was established.
- Performance considerations relating to unforeseen events during the prior year.

These factors are described in further detail below:

Objective Portion of Bonuses

1. *Financial Performance*

In the first quarter of each fiscal year, the Compensation Committee and the Board receives financial forecasts from management. Based on its review of the financial forecasts and its assessment of the probability of achieving these forecasts and after consultation with management and the full Board, the Compensation Committee approves the financial performance metrics for the named executives. These metrics serve as the primary basis for the Compensation Committee's evaluation of corporate financial performance. These financial performance metrics are set forth below:

Financial Performance Metric	Description
Non-GAAP net revenues (1), (3)	Growth in revenues is an essential component of long-term success and viability. Non-GAAP net revenues is used by us in addition to revenues recognized in accordance with GAAP, and is a non-GAAP financial measure.
Non-GAAP net income and non-GAAP net income per share (2), (3)	Growth in non-GAAP net income and non-GAAP net income per share provides an indicator of our ability to generate returns on our operations and fund future growth. These are non-GAAP financial measures that we have historically used to evaluate our performance and compare our current results with those for prior periods as well as with the results of other companies in our industry. These non-GAAP financial measures have also been used by investment analysts to evaluate our performance.

(1) For fiscal year 2012, non-GAAP net revenues was calculated by adding back the amortization of step-down in deferred revenue on acquisitions to our GAAP revenue. We refer to this measure as non-GAAP net revenues in our reports of our financial results on Form 8-K.

(2) Non-GAAP net income and non-GAAP net income per share are non-GAAP financial measures that we use in addition to GAAP results to evaluate our performance and compare our results to other companies. We refer to these measures as non-GAAP net income and non-GAAP net income per share in our reports of our financial results on Form 8-K. Non-GAAP net income and non-GAAP net income per share are calculated by excluding the following GAAP items from GAAP net income (loss) as reported: amortization of step-down in deferred revenue on acquisition; stock-based compensation; acquisition, divestiture and restructure related adjustments; amortization of purchased intangible assets; costs of efficiency initiatives; patent litigation loss contingency expense; non-cash interest expense; non-operating gains (losses); and the income tax effect of non-GAAP exclusions. In connection with our 1.375% Senior Convertible Notes we had entered into certain note hedge transactions. We repaid these Notes in cash upon maturity on June 15, 2012, and the then outstanding note hedge transactions expired unused on June 15, 2012. Non-GAAP diluted shares reflect the offset of shares that would have been deliverable in the periods presented prior to the maturity of the Notes pursuant to note hedge transactions. Under GAAP, shares delivered in hedge transactions are not considered offsetting shares in the fully diluted share calculation until they are actually delivered.

(3) Each fiscal quarter and for each fiscal year we report non-GAAP net revenues, non-GAAP net income and non-GAAP net income per share in our reports of our financial results on Form 8-K. For the fiscal year ended October 31, 2012, our GAAP financial statements and the items to reconcile to our non-GAAP financial measures are described and included in our Form 8-K filed December 13, 2012 for our fourth quarter and fiscal year 2012 results; Form 8-K filed September 5, 2012 for our third quarter 2012 results; Form 8-Ks filed May 29, 2012 and May 24, 2012 for our second quarter 2012 results and Form 8-K filed March 5, 2012 for our first quarter 2012 results.

The Compensation Committee views financial and corporate performance as the most important factor in determining a named executive's annual bonus. A summary of our actual achievement against the above company-wide financial metric targets for the corporate component of our named executives' performance-based awards for fiscal year 2012 is disclosed under "*Fiscal Year 2012 Bonus Determinations-Determination of 2012 Target Bonus Amount.*" Corporate achievement of the non-GAAP net revenues and non-GAAP net income targets must be at 80% or greater for both components in order for any award on either component. In addition to the above, a portion of the fiscal year 2012 quarterly performance-based bonus for Mr. Dumbrell was measured against pre-established contribution margin and gross margin targets for the business units that he manages.

2. *Stock Price Performance*

In accordance with the compensation program goal of tying executive compensation to stock price performance, the Compensation Committee places significant weight on the stock price performance of our common stock in setting annual bonus awards. In particular, the Compensation Committee considers the relative performance of our stock price to the stock price of our peers that are identified under *"Competitive Data"* above when evaluating the compensation structure that would best achieve our compensation objectives.

3. *Individual and Organizational Performance*

The Compensation Committee recognizes that it is important to reward individual contributions measured based on performance goals set for each named executive that reflect our overall corporate business strategy as well as business unit-specific strategic and financial goals and other particular areas of importance for the business units managed by each named executive.

A portion of each named executive's bonus as set forth below under *"Individual Bonus Targets"* is evaluated based on attainment of pre-established personal and organizational, or business unit-specific, performance objectives. Generally, in the first quarter of each fiscal year, the Compensation Committee sets a list of individual performance goals for our Chief Executive Officer after meeting with him. The Compensation Committee also reviews the individual performance goals that the Chief Executive Officer recommends for the other named executives and makes adjustments to those performance goals as it deems appropriate.

After the completion of the fiscal year, the Compensation Committee meets with the Chief Executive Officer to review whether the Chief Executive Officer's pre-established individual performance goals were met and to provide the Chief Executive Officer with an opportunity to present what he believes are his significant contributions to our company for the fiscal year. The Compensation Committee also reviews the individual performance of each other named executive with the Chief Executive Officer. In determining the overall individual performance of each named executive other than the Chief Executive Officer, the Compensation Committee places substantial weight on the Chief Executive Officer's recommendations and its discussions with the Chief Executive Officer regarding the performance of the other named executives.

4. *Difficulty of Achieving Performance Targets*

In formulating the performance targets for executive compensation, the Compensation Committee balances the consideration of the likelihood of achieving such performance targets with the effectiveness of such targets in incentivizing our named executives' performance. The Compensation Committee aims to set company-wide and business-unit specific financial performance targets that are expected to be possible, but not easy, to achieve with meaningful effort. On a year-over-year basis, we typically plan for double-digit percentage growth in each of non-GAAP revenue, non-GAAP net income and non-GAAP net income per share when setting Plan targets, after taking into account growth opportunities, strategic initiatives and market position as well as any countervailing considerations. Therefore, in general, unless there are unusual or unexpected factors affecting our key markets or a key business unit or region or if a named executive fails to adequately execute on planned initiatives, it is probable, though not certain, that targets will be achieved at approximately 100% with meaningful effort. We estimate that there is generally less than a 50% chance that targets are achieved at materially greater than 100%. In fiscal year 2012, the corporate level targets were achieved in the range of 90th percentile to 120th percentile, in each case rounded to the nearest tenth percentile. Business-unit specific financial performance was achieved in the range of 80th percentile to 110th percentile, in each case rounded to the nearest tenth percentile.

5. *Unforeseen Events*

After the end of the fiscal year, the Compensation Committee reviews our actual performance against each of the financial and stock price performance metrics. In determining the extent to which the financial and stock price performance metrics are met for a given period, the Compensation Committee exercises its judgment whether to reflect or exclude the impact of changes in accounting principles and extraordinary, unusual or infrequently occurring events. To the extent appropriate, the Compensation Committee will also consider the nature and impact of such events in the context of the bonus determination.

We do not have a formal policy on the adjustment or recovery of awards or payments if the relative performance measures are restated or otherwise adjusted for our named executives other than with respect to certain of the outstanding performance equity awards for Mr. Bergeron. For Mr. Bergeron, in certain circumstances in which we restate financial results such that the performance condition for an equity award tranche would no longer be met, then such award would be forfeited. However, the Compensation Committee expects that named executives will forfeit or return any award or payment to the extent that such award or payment was incorrectly awarded or paid because the relevant performance measures used to determine such award or payment are restated or otherwise adjusted in a manner that would reduce the size of the award or payment.

Discretionary Portion of Bonuses

Although the Compensation Committee believes that the bulk of the bonus should normally be based on objective measures of financial and stock performance, the Compensation Committee believes that in certain circumstances subjective performance elements are also important in setting the bonus compensation of named executives.

1. *Individual Bonus Targets*

A portion of a named executive's bonus target may be awarded based on a subjective evaluation of the named executive's performance. For fiscal year 2012, approximately 10% of the total cash bonus target for Mr. Dumbrell was awarded each quarter based on whether he met or exceeded our CEO's expectations following our CEO's subjective review of his individual performance during each quarter. This performance assessment is evaluated subjectively and typically based on qualitative factors such as management abilities and staff development.

2. *Compensation Committee Discretion*

A named executive's bonus award may be adjusted based on the Compensation Committee's subjective evaluation of the named executive's individual performance. In addition, the Compensation Committee has the discretion, in appropriate circumstances, to award a bonus less than the amount determined by the objective steps set out above, including to award no bonus at all. The Compensation Committee also has the discretion to award special additional discretionary bonuses for exceptional performance or for the achievement of specific accomplishments that the Compensation Committee, after consultation with management, has determined are of significant importance to us.

Fiscal Year 2012 Bonus Determinations

Determination of 2012 Target Bonus Amount

In the first quarter of each fiscal year, the Compensation Committee sets a target bonus amount for each named executive. The target bonus takes into account all factors that the Compensation Committee deems relevant, with a focus on the objectives of our compensation program. In particular, the Compensation Committee evaluates individual and company performance during the last fiscal year and then existing competitive market conditions for executive talent in determining the target bonus of the named executives in the current fiscal year. The Compensation Committee also places significant weight on the recommendation of and discussions with our Chief Executive Officer in setting target annual bonus compensation of the other named executives for the fiscal year.

A summary of our actual achievement against company-wide financial performance metrics used as targets for the corporate components of our named executives' performance-based awards for fiscal year 2012 is disclosed below:

	Actual Company Achievement (in thousands except per share data)						
Financial Performance Measure (1)	**Q1**	**Q2**	**Q3**	**Q4**	**H1**	**H2**	**FY**
Non-GAAP Net Revenue (2)	$425,200	$479,364	$493,219	$488,557	$904,564	$981,776	$1,886,340
Non-GAAP Net Income (3)	64,045	71,437	83,214	83,486	135,482	166,700	302,181
Non-GAAP Net Income per Share (diluted)	—	—	—	—	—	—	$ 2.74

	Percentile of Attainment of Company-Wide Plan Target (rounded to nearest tenth percentile)						
Attainment percentile:	**Q1**	**Q2**	**Q3**	**Q4**	**H1**	**H2**	**FY**
Non-GAAP Net Revenue (2)	100th	100th	100th	100th	100th	100th	100th
Non-GAAP Net Income (3)	110th	120th	110th	90th	110th	100th	110th
Non-GAAP Net Income per Share (diluted)	—	—	—	—	—	—	110th

(1) Refer to disclosures under "*Objective Portion of Bonuses*" in this CD&A for further description of how we determine these non-GAAP financial performance measures.

(2) A reconciliation of non-GAAP revenue to GAAP revenue for the periods presented is as follows (in thousands):

	Q1	Q2	Q3	Q4	H1	H2	FY
Non-GAAP Net Revenue	$425,200	$479,364	$493,219	$488,557	$904,564	$981,776	$1,886,340
Amortization of step-down in deferred revenue on acquisition	(5,676)	(7,346)	(4,169)	(3,178)	(13,022)	(7,347)	(20,369)
GAAP Net Revenue	$419,524	$472,018	$489,050	$485,379	$891,542	$974,429	$1,865,971

(3) A reconciliation of non-GAAP net income attributable our stockholders to GAAP net income attributable to our stockholders for the periods presented is as follows (in thousands):

	Q1	Q2	Q3	Q4	H1	H2	FY
Non-GAAP Net Income	$ 64,045	$ 71,437	$ 83,214	$ 83,486	$135,482	$166,700	$ 302,181
Amortization of step-down in deferred revenue on acquisition	(5,676)	(7,346)	(4,169)	(3,287)	(13,022)	(7,456)	(20,478)
Stock-based compensation	(10,704)	(11,023)	(12,445)	(10,382)	(21,727)	(22,827)	(44,554)
Acquisition, divestiture and restructure related adjustments	(46,880)	(13,577)	(3,899)	(71)	(60,457)	(3,970)	(64,427)
Amortization of purchased intangible assets	(22,104)	(34,471)	(33,759)	(33,931)	(56,575)	(67,690)	(124,263)
Costs of efficiency initiatives	—	—	—	(1,552)	—	(1,552)	(1,552)
Patent litigation loss contingency expense	—	(17,632)	—	—	(17,632)	—	(17,632)
Non-cash interest expense	(6,227)	(4,094)	(2,087)	(3,151)	(10,321)	(5,238)	(15,559)
Non-operating gains (losses)	(48)	(98)	(393)	(3,602)	(146)	(3,995)	(4,141)
Income tax effect of non-GAAP exclusions	24,471	20,281	11,233	(525)	44,752	10,708	55,458
GAAP Net Income	$ (3,123)	$ 3,477	$ 37,695	$ 26,985	$ 354	$ 64,680	$ 65,033

Weighted average number of shares used in computing non-GAAP Net Income per Share (Diluted)	110,222
Hedge on Convertible Notes Dilution	93
GAAP Diluted Shares in Computing Net Income Per Share	110,315

Annual Target Bonus

For fiscal year 2012, the Compensation Committee approved the following annual target bonuses for the named executives:

Named Executive	Target
Douglas G. Bergeron	$1,000,000
Robert Dykes	$ 215,000
Jeff Dumbrell	$ 50,000
Albert Liu	$ 100,000
Eliezer Yanay (1)	$ 38,363

(1) Mr. Yanay's annual bonus amount is set and paid in Israeli New Shekels. For disclosure purposes, Mr. Yanay's annual bonus amount of ILS 150,000 has been converted from Israeli New Shekels to U.S. Dollars at the October 31, 2012 exchange rate of 3.910 Shekels per one U.S. Dollar.

For fiscal year 2012, the annual bonus for each of Messrs. Dykes, Liu and Yanay was based entirely on objective performance-based factors, and for Mr. Dumbrell was based 90% on objective performance-based factors. Under the 2009 Employment Agreement, Mr. Bergeron may receive between 0% and 200% of his target annual bonus. For fiscal year 2012, one-half of Mr. Bergeron's annual target bonus is based on whether our non-GAAP net income per share for fiscal year 2012 meets or exceeds a target set by the Board consistent with our plan and forecasts at the beginning of the fiscal year. The rest of Mr. Bergeron's annual bonus is based on Mr. Bergeron's personal performance as determined by the Board with consideration of VeriFone's overall financial performance and the Board's evaluation of Mr. Bergeron's execution on strategic initiatives and leadership. Accordingly, Mr. Bergeron may receive a bonus that is greater or less than his annual target bonus, depending on whether, and to what extent performance and other conditions are satisfied and the Board's evaluation of his performance, up to a maximum total cash bonus of 200% of his target annual bonus. For each named executive other than the Chief Executive Officer, a portion of the target annual bonus is measured based on our actual corporate financial performance for the service period compared to the financial plan developed at the beginning of the fiscal year and may be paid at 0% or, for achievement at or above 80% of both financial targets, based on the actual percent of achievement. Messrs. Dykes, Liu and Yanay may receive between 0% and 200% of the portion of his annual target bonus that is measured against pre-set personal performance objectives which are specific for each named executive. A portion of the target annual bonus for Mr. Dumbrell is measured against business-unit specific performance criteria and may be paid out at 0% or, for achievement over a minimum percentage, at 50% to 200%. For Mr. Dumbrell, 10% of his annual bonus was allocated based on discretionary qualitative criteria. Accordingly, each named executive may receive an annual bonus that is greater or less than his annual target bonus, and which could be zero.

For fiscal year 2012, for each of Messrs. Dykes, Liu and Yanay, 60% of the annual bonus was allocated based on the achievement of pre-set targets for non-GAAP net revenues and non-GAAP net income. The remaining 40% of the annual bonus for each of Messrs. Dykes, Liu and Yanay was based on achievement against pre-set personal performance objectives. For fiscal year 2012, 30% of the annual bonus for Mr. Dumbrell was allocated based on the achievement of pre-set targets for non-GAAP net revenues and non-GAAP net income. An additional 60% of the annual bonus for Mr. Dumbrell was allocated based on a set of business unit-specific financial criteria consistent with overall corporate goals and objectives, with each given equal weighting toward the business-unit specific component of his annual bonus. The remaining 10% of Mr. Dumbrell's annual bonus was allocated based on discretionary qualitative criteria. For Mr. Dykes, the personal performance objectives for fiscal year 2012 were continued efforts toward integration of acquired businesses, enhancement of financial systems, completion of key organizational initiatives and achievement of goals related to expense controls and operational efficiencies. Mr. Liu's personal performance objectives for fiscal year 2012 were contributions to corporate development initiatives, strategic transactions, business process enhancements related to Mr. Liu's areas of responsibility and key organizational initiatives. Mr. Yanay's personal performance objectives for fiscal year 2012 were completion of key organization initiatives for our global operations and enhancement of operational efficiencies, including for acquired business operations. For Mr. Dumbrell, the business unit-specific criteria for fiscal year 2012 were attainment of specified business unit contribution and gross margin targets as to the business operations that Mr. Dumbrell manages.

The following table provides a summary of the annual bonus performance targets, weighting of each and award for fiscal year 2012:

Named Executive	Fiscal Year 2012 Performance Goals	Weighting	Minimum	Maximum
Douglas G. Bergeron	Non-GAAP net income per share	50.0%	$—	$1,000,000
	Board review of performance	50.0%	$—	$1,000,000
Robert Dykes	Non-GAAP net revenues	30.0%	$—	$ 64,500(1)
	Non-GAAP net income	30.0%	$—	$ 64,500(1)
	Personal performance objectives	40.0%	$—	$ 86,000(3)
Jeff Dumbrell	Non-GAAP net revenues	15.0%	$—	$ 7,500(1)
	Non-GAAP net income	15.0%	$—	$ 7,500(1)
	Business unit-specific criteria	60.0%	$—	$ 30,000(4)
	Discretionary qualitative criteria	10.0%	$—	$ 5,000(3)
Albert Liu	Non-GAAP net revenues	30.0%	$—	$ 30,000(1)
	Non-GAAP net income	30.0%	$—	$ 30,000(1)
	Personal performance objectives	40.0%	$—	$ 40,000(3)
Eliezer Yanay (2)	Non-GAAP net revenues	30.0%	$—	$ 11,509(1)
	Non-GAAP net income	30.0%	$—	$ 11,509(1)
	Personal performance objectives	40.0%	$—	$ 15,345(3)

(1) These amounts represent achievement at 100%. In the event we achieve non-GAAP net revenues and non-GAAP net income at above 100% of the target for each such financial metric, the annual bonus based on such metric shall be earned at the actual percent of achievement for each of Messrs. Dykes, Dumbrell, Liu and Yanay. Achievement at 80% or greater of both financial targets is required for any award on either component.
(2) Mr. Yanay's annual bonus amount is set and paid in Israeli New Shekels. For disclosure purposes, the components of Mr. Yanay's annual bonus have been converted from Israeli New Shekels to U.S. Dollars at the October 31, 2012 exchange rate of 3.910 Shekels per one U.S. Dollar.
(3) These amounts represent achievement at 100% of target. Messrs. Dykes, Liu and Yanay may receive between 0% and 200% of the portion of his annual target bonus that is measured against pre-set personal performance objectives, which are specific for each named executive. Mr. Dumbrell may receive between 0% and 200% of the portion of his annual target bonus that is measured against discretionary qualitative criteria.
(4) These amounts represent achievement at 100% of target. The business unit-specific criteria for Mr. Dumbrell are contribution margin and gross margin. Contribution margin criteria must be at 80% attainment or higher for any payout and gross margin criteria must be at 90% attainment or higher for any payout, in each case with a maximum payout of 200%.

Annual Bonus Awards

A summary of our actual achievement against company-wide financial performance metrics used as targets for the corporate components of our named executives' performance-based awards for fiscal year 2012 is provided under "*Fiscal Year 2012 Bonus Determinations — Determination of 2012 Target Bonus Amount*" of this CD&A. Following the end of fiscal year 2012, our Compensation Committee undertook a review of VeriFone's financial performance compared to the board-approved plan for fiscal year 2012, as well as compared to peer group companies as measured by growth in revenues, net income, operating income, market capitalization and total shareholder return as prepared and reported by Compensia at the Compensation Committee's request.

For fiscal year 2012, corporate achievement of non-GAAP net income per share, which accounts for 50% of Mr. Bergeron's annual bonus award, was achieved at the 110th percentile, rounded to the nearest tenth percentile. While the Compensation Committee and Board recognized Mr. Bergeron's execution and successful leadership on some of our key initiatives during fiscal year 2012, following review of our overall fiscal year 2012 performance, the Compensation Committee determined and Mr. Bergeron agreed that Mr. Bergeron would forego any annual bonus award for fiscal year 2012. Accordingly, Mr. Bergeron did not receive any annual bonus award for fiscal year 2012.

Based on the fiscal year 2012 corporate achievement for non-GAAP net revenues and non-GAAP net income, each of our named executives, other than Mr. Bergeron, earned a payout of the annual bonus award for fiscal year 2012 at the actual percentage achievement at or above 100% for the portion of their annual performance based on such financial metric.

Messrs. Dykes, Liu and Yanay each achieved the personal performance objectives component of their annual bonus at 100% for fiscal year 2012. Mr. Dumbrell achieved his business unit-specific criteria at the 100th percentile (rounded to the nearest tenth percentile) for both the contribution margin and the gross margin components and, as a result, received a payout for both the contribution margin component and the gross margin component. At the end of fiscal year 2012, Mr. Dumbrell achieved 100% of his discretionary qualitative bonus, which was based on the CEO's subjective evaluation of his management of his business units, overall staff management and development and management of customer relationships.

Mr. Bergeron, who interfaces directly with each named executive throughout the year and observes and evaluates his execution at both the business unit level and the corporate level, performs the initial assessment of achievement of these business unit criteria. Mr. Bergeron's recommendation is then presented to the Compensation Committee for review and approval. For fiscal year 2012, targets were established such that a named executive would receive achievement at up to a maximum of 200% of the non-financial business unit level components of the annual bonus if he executes well and meets or exceeds expectations as to all the criteria for his business unit, with a minimum achievement of 80%. In addition, both corporate achievement components for the fiscal year must be met at 80% or more. For the financial components of contribution margin and gross margin that, for fiscal year 2012 apply to Mr. Dumbrell, the business unit objectives may be achieved at a range of 0% up to a maximum of 200% based on actual achievement of the metrics against targets. The Compensation Committee has the discretion to determine that a named executive has achieved the business-unit specific criteria at greater than 100%, although we expect that the Compensation Committee would do so infrequently and in limited circumstances. For fiscal year 2012, no components were paid above the maximum range for such target.

For fiscal year 2012, the Compensation Committee determined, after considering the fiscal year performance and the recommendation of management, that each of the named executives other than Mr. Bergeron would receive the earned annual cash bonuses in the form of a performance-based award of restricted stock units of equivalent value in lieu of the cash award. Such equity awards vest at the one-year anniversary of their grant date, subject to VeriFone's achievement of a minimum non-GAAP net income per share target for fiscal year 2013 and the named executive's continued employment with VeriFone on the vest date.

The following table shows the annual bonus awards earned by our named executives for fiscal year 2012:

Named Executive	Fiscal Year 2012 Annual Bonus Awarded
Douglas G. Bergeron (1)	$ —
Robert Dykes (2)	$222,525
Jeff Dumbrell (3)	$ 49,925
Albert Liu (4)	$103,500
Eliezer Yanay (5)	$ 39,706

(1) As disclosed above, the Compensation Committee and Mr. Bergeron agreed that Mr. Bergeron would forego any annual cash bonus award earned for fiscal year 2012 and, therefore, Mr. Bergeron did not receive any award of annual bonus for fiscal year 2012.

(2) Mr. Dykes received an award of 7,286 restricted stock units, granted on January 2, 2013, in lieu of cash for his annual bonus award. Such award vests on the one-year anniversary of the grant date subject to VeriFone's achievement of a minimum non-GAAP net income per share target for fiscal year 2013 and the named executive's continued employment with VeriFone on the vest date. On February 4, 2013, we announced Mr. Dykes' retirement as our Chief Financial Officer effective February 4, 2013 and retirement from VeriFone effective May 1, 2013. Since Mr. Dykes' retirement from VeriFone will occur prior to the vest date of the award of 7,286 restricted stock units, such award will be considered forfeited upon Mr. Dykes' retirement.

(3) Mr. Dumbrell received an award of 1,634 restricted stock units, granted on January 2, 2013, in lieu of cash for his annual bonus award. Such award vests on the one-year anniversary of the grant date subject to VeriFone's achievement of a minimum non-GAAP net income per share target for fiscal year 2013 and the named executive's continued employment with VeriFone on the vest date.

(4) Mr. Liu received an award of 3,388 restricted stock units, granted on January 2, 2013, in lieu of cash for his annual bonus award. Such award vests on the one-year anniversary of the grant date subject to VeriFone's achievement of a minimum non-GAAP net income per share target for fiscal year 2013 and the named executive's continued employment with VeriFone on the vest date.

(5) Mr. Yanay received an award of 1,333 restricted stock units, granted on January 2, 2013, in lieu of cash for his annual bonus award. Such award vests on the one-year anniversary of the grant date subject to VeriFone's achievement of a minimum non-GAAP net income per share target for fiscal year 2013 and the

named executive's continued employment with VeriFone on the vest date. Mr. Yanay's annual bonus amount is set and paid in Israeli New Shekels. For disclosure purposes, Mr. Yanay's annual bonus award of ILS 150,000 has been converted from Israeli New Shekels to U.S. Dollars at the October 31, 2012 exchange rate of 3.910 Shekels per one U.S. Dollar.

Determination of 2012 Semi-Annual and Quarterly Target Bonus Amounts

In the first quarter of each fiscal year, the Compensation Committee sets quarterly bonus targets for each sales executive and semi-annual bonus targets for each non-sales executive, other than our CEO. For fiscal year 2012, Mr. Dumbrell received quarterly bonus targets and each of Messrs. Dykes, Liu and Yanay received semi-annual bonus targets. Messrs. Dykes, Liu and Yanay's semi-annual bonus targets are awarded based solely on performance-based goals established by the Compensation Committee and performance-based objectives recommended to the Compensation Committee by the CEO. Approximately 90% of the quarterly bonus targets of Mr. Dumbrell, which we refer to as performance target bonus in the below table, is awarded if performance-based goals established by the Compensation Committee for the quarter are met. The remaining 10% of such bonus targets, which we refer to as individual bonus in the below table, is not based on pre-set objectives, but rather is awarded if Mr. Dumbrell has met or exceeded the expectations of our CEO based on our CEO's subjective review of Mr. Dumbrell's individual performance during the quarter.

For fiscal year 2012, 60% of the semi-annual performance bonus for each of Messrs. Dykes, Liu and Yanay was based on the corporate financial performance metrics and 40% of such bonus was measured on each named executive achieving personal performance objectives specific to the areas of responsibilities and the organization managed by each such named executive. For Mr. Dykes, this included continued efforts toward integration of acquired businesses, implementing cost-savings and expense-control measures, development of the finance organization and infrastructure in-line with our growth, and implementing process improvements. For Mr. Liu, the primary achievements were strong execution on corporate development initiatives and strategic transactions, continued efforts toward integration of acquired businesses, managing corporate development initiatives and implementing business process enhancements. For Mr. Yanay, personal performance objective measures were achievement of operational efficiencies, continued efforts toward integration of the operations of acquired businesses, including the Hypercom and Point businesses, and effecting additional cost-savings and operational synergies.

For Mr. Dumbrell, quarterly performance target bonus was based on (1) the corporate financial performance metrics, (2) the contribution by his business unit to our operating income for the quarter, referred to as the contribution margin and (3) the gross margin achieved by his business unit for the quarter. For fiscal year 2012, 30% of each of Mr. Dumbrell's quarterly performance target bonus was based on achievement of the corporate financial performance metrics, 30% was based on achievement of the contribution margin targets, 30% was based on achievement of gross margin targets and 10% was allocated based on discretionary qualitative criteria. The business unit's gross margin and contribution margin targets for each fiscal quarter were determined based on specific business unit level gross margin and contribution margin improvements built into our company-wide plan and year-over-year growth goals. Contribution margin and gross margin targets achieved between 80% and 100% of contribution margin goals, result in a reduced payout of the portion of the performance-based quarterly bonuses attributed to such goals. Mr. Dumbrell's performance-based bonus could also exceed 100% of the target performance-based quarterly bonus if his business units contributed in excess of 100% of his performance-based goal.

The Compensation Committee approved the following target bonuses for fiscal year 2012 for the named executives:

Named Executive	First Half of Fiscal Year 2012		Second Half of Fiscal Year 2012		Total	
	Performance Target Bonus	Individual Target Bonus	Performance Target Bonus	Individual Target Bonus	Performance Target Bonus	Individual Target Bonus
Robert Dykes	$55,000	$—	$55,000	$—	$110,000	$—
Albert Liu	$50,000	$—	$50,000	$—	$100,000	$—
Eliezer Yanay (1)	$57,545	$—	$57,545	$—	$115,090	$—

Named Executive	First Fiscal Quarter		Second Fiscal Quarter		Third Fiscal Quarter		Fourth Fiscal Quarter		Total	
	Performance Target Bonus	Individual Target Bonus	Performance Target Bonus	Individual Target Bonus	Performance Target Bonus	Individual Target Bonus	Performance Target Bonus	Individual Target Bonus	Performance Target Bonus	Individual Target Bonus
Jeff Dumbrell	$33,750	$3,750	$33,750	$3,750	$33,750	$3,750	$33,750	$3,750	$135,000	$15,000

(1) Mr. Yanay's bonus amounts are set and paid in Israeli New Shekels. For disclosure purposes, Mr. Yanay's semi-annual bonus amounts have been converted from Israeli New Shekels to U.S. Dollars at the October 31, 2012 exchange rate of 3.910 Shekels per one U.S. Dollar.

Semi-Annual and Quarterly Bonus Awards

For fiscal year 2012, the Compensation Committee determined, after considering the fiscal year performance and the recommendation of management, that each named executive's earned semi-annual cash bonus for the second half of fiscal year 2012 would be awarded in the form of a performance-based award of restricted stock units of equivalent value in lieu of cash payment. Similarly, the Compensation Committee determined that the fourth fiscal quarter 2012 cash bonus for Mr. Dumbrell would be awarded in the form of a performance-based award of restricted stock units of equivalent value in lieu of cash payment. Such equity awards vest at the one-year anniversary of their grant date, subject to VeriFone's achievement of a minimum non-GAAP net income per share target fiscal year 2013 and the named executive's continued employment with VeriFone on the vest date.

The following semi-annual or quarterly bonus awards were actually awarded to our named executives in fiscal year 2012:

Named Executive	First Half of Fiscal Year 2012		Second Half of Fiscal Year 2012		Total	
	Performance Bonus Award (1)	Individual Bonus Award	Performance Bonus Award (1)	Individual Bonus Award	Performance Bonus Award (1)	Individual Bonus Award
Robert Dykes (2)	$57,772	$—	$54,967	$—	$112,739	$—
Albert Liu (3)	$52,520	$—	$49,970	$—	$102,490	$—
Eliezer Yanay (4)	$60,445	$—	$57,510	$—	$117,955	$—

Named Executive	First Fiscal Quarter		Second Fiscal Quarter		Third Fiscal Quarter		Fourth Fiscal Quarter		Total	
	Performance Bonus Award (1)	Individual Bonus Award	Performance Bonus Award (1)	Individual Bonus Award	Performance Bonus Award (1)	Individual Bonus Award	Performance Bonus Award (1)	Individual Bonus Award	Performance Bonus Award (1)	Individual Bonus Award
Jeff Dumbrell (5)	$36,113	$3,750	$38,891	$3,750	$33,649	$3,750	$27,990	$3,750	$136,643	$15,000

(1) Calculated as 60% based on corporate achievement against pre-established financial metrics and 40% based on achievement of pre-established organization-specific objectives for Messrs. Dykes, Liu and Yanay and 30% based on corporate achievement against pre-established financial metrics and 60% based on business unit achievement against pre-established financial metrics for Mr. Dumbrell. A summary of our actual achievement against company-wide financial performance metrics used as targets for the corporate components of our named executives' performance-based awards for fiscal year 2012 is provided under "*Fiscal Year 2012 Bonus Determinations-Determination of 2012 Target Bonus Amount*" of this CD&A.

(2) Mr. Dykes achieved his personal specific performance objectives at 100% of target for each of the first half of fiscal year 2012 and the second half of fiscal year 2012. Mr. Dykes' compensation does not include an individual bonus component. The performance bonus award for the first half of fiscal year 2012 was paid in cash. For the second half of fiscal 2012, Mr. Dykes received an award of 1,800 shares of restricted stock units, granted on January 2, 2013, in lieu of cash for his semi-annual bonus award. Such award vests on the one-year anniversary of the grant date subject to VeriFone's achievement of a minimum non-GAAP net income per share target for fiscal year 2013 and Mr. Dykes' continued employment with VeriFone on the vest date. On February 4, 2013, we announced Mr. Dykes' retirement as our Chief Financial Officer effective February 4, 2013 and retirement from VeriFone effective May 1, 2013. Since Mr. Dykes' retirement from VeriFone will occur prior to the vest date of the award of 1,800 shares of restricted stock, such award will be considered forfeited upon Mr. Dykes' retirement.

(3) Mr. Liu achieved his personal performance objectives at 100% of target for each of the first half of fiscal year 2012 and the second half of fiscal year 2012. Mr. Liu's compensation does not include an individual bonus component. The performance bonus award for the first half of fiscal year 2012 was paid in cash. For the second half of fiscal 2012, Mr. Liu received an award of 1,637 shares of restricted stock units, granted on January 2, 2013, in lieu of cash for his semi-annual bonus award. Such award vests on the one-year anniversary of the grant date subject to VeriFone's achievement of a minimum non-GAAP net income per share for target fiscal year 2013 and Mr. Liu's continued employment with VeriFone on the vest date.

(4) Mr. Yanay achieved his personal performance objectives at 100% of target for each of the first half of fiscal year 2012 and the second half of fiscal year 2012. Mr. Yanay's compensation does not include an individual bonus component. The performance bonus award for the first half of fiscal year 2012 was paid in cash. For the second half of fiscal 2012, Mr. Yanay received an award of 1,932 shares of restricted stock units, granted on January 2, 2013, in lieu of cash for his semi-annual bonus award for the second half of fiscal 2012. Such award vests on the one-year anniversary of the grant date subject to VeriFone's achievement of a minimum non-GAAP net income per share target fiscal year 2013 and Mr. Yanay's continued employment with VeriFone on the vest date. Mr. Yanay's bonus amounts are set and paid in Israeli New Shekels. For disclosure purposes, Mr. Yanay's semi-annual bonus amounts have been converted from Israeli New Shekels to U.S. Dollars at the October 31, 2012 exchange rate of 3.910 Shekels per one U.S. Dollar.

(5) The performance target bonus payments to Mr. Dumbrell were based on the achievement of preset targets for the contribution margin and gross margin of Mr. Dumbrell's business unit. For fiscal year 2012, the business unit's gross margin and contribution margin targets for each fiscal quarter were determined based on specific gross margin and contribution margin improvements built into our company-wide plan and year-over-year growth goals. For fiscal year 2012, Mr. Dumbrell's achievement of these targets, rounded to the nearest tenth percentile, were 100th percentile for both contribution margin and for gross margin in Q1; 110th percentile for both contribution margin and for gross margin in Q2; 100th percentile for both contribution margin and for gross margin in Q3; and 80th percentile for contribution margin and 100th percentile for gross margin in Q4. The individual bonus amounts paid to Mr. Dumbrell for fiscal year 2012 were achieved at 100% based on our CEO's subjective review of Mr. Dumbrell's individual performance, which took into consideration, among other factors, staff management and development and management of customer relationships. The performance bonus awards for Mr. Dumbrell for the first, second and third fiscal quarters of 2012 were paid in cash. For his fourth fiscal quarter 2012 cash bonus award, Mr. Dumbrell received an award of 1,040 shares of restricted stock units, granted on January 2, 2013, in lieu of cash. Such award vests on the one-year anniversary of the grant date subject to VeriFone's achievement of a minimum non-GAAP net income per share target fiscal year 2013 and Mr. Dumbrell's continued employment with VeriFone on the vest date.

Additional Discretionary Bonus

At the end of the fiscal year, the Compensation Committee also evaluated each named executive's performance for extraordinary performance exceeding expectations or significant increase in level of responsibility to determine whether to award any additional discretionary bonus. For fiscal year 2012, the Compensation Committee did not award any additional discretionary bonus to any named executive.

Short- and Long-Term Equity Incentive Compensation

On an annual basis, the Compensation Committee determines whether to make equity incentive awards to each named executive, with the exception of our Chief Executive Officer, whose employment agreement provides that he will receive an annual equity award unless otherwise determined by the Board. See *"Employment-Related Agreements with Named Executives — Employment Agreement with our Chief Executive Officer"* above.

Amount of Incentive Compensation. The amount of equity incentive compensation and mix between short- and long-term equity grants (with short-term generally referring to awards that may be achieved or vest within one year and long-term generally referring to performance targets or vesting in excess of one year), if any, awarded each year to the named executives, other than our Chief Executive Officer, is determined by the Compensation Committee in consultation with our Chief Executive Officer after taking into account our overall compensation program objectives. These grants are intended to serve as incentives for our named executives to remain with us, continue performance at levels consistent with our corporate objectives and to tie a substantial amount of their overall compensation to the long-term performance of our common stock. In making awards of options and restricted stock units for our named executives, the Compensation Committee determined that allocating a substantial portion of total compensation for each of the named executives in the form of these awards aligns the interests of each of our named executives with the interests of our stockholders. The Compensation Committee has determined that the value of equity awards for purposes of the incentive compensation determination should be based on the value of the underlying common stock on the date of grant.

Mix of Awards. We view stock options as a way to link the compensation of our named executives directly to value creation for our stockholders, because the amount that a named executive realizes from stock options depends solely on the increase in value of our common stock from the grant date of the option. We view restricted stock units, which are an unsecured promise to deliver shares of our common stock, as a method to economically place each recipient of a restricted stock unit in the same position as a stockholder because the amount that a recipient ultimately receives from a restricted stock unit depends on the actual value of shares of common stock when the shares underlying the restricted stock units are delivered. In addition, more recently, we have used performance-based equity awards as a means to incentivize achievement of specific corporate objectives. The Compensation Committee considers all of these alternatives in determining the appropriate mix of equity awards to achieve the proper allocation of performance and retention incentives.

Vesting of Long-Term Incentives. Generally stock options granted with time-based vesting become exercisable as to 25% of the grant one year after the grant date and as to the remainder of the grant in equal quarterly installments over the following three years. The stock option life is seven years from the date of grant and offers named executives the right to purchase the stated number of shares of our common stock at an exercise price per share determined on the date of grant. Stock options have value only to the extent the price of our shares on the date of exercise exceeds the applicable exercise price. The exercise price is the fair market value of our common stock based on the stock closing price, as traded on the NYSE, on the grant date.

Stock options granted with performance-based criteria are earned upon achievement of one or more specified performance target and become exercisable over a preset vesting schedule, usually within one year of the date the option award is granted.

Restricted stock units that are granted with time-based vesting generally vest as to 25% of the grant one year after the grant date and as to the remainder in equal quarterly installments over the following three years and upon vesting, shares of our common stock are deliverable on a one-for-one basis. Restricted stock units granted with performance-based criteria vest upon achievement of one or more set targets on the specified target date, usually within one year of the date the award is granted, and are forfeited if the targets are not met as specified.

Accounting Considerations. All equity grants are accounted for in accordance with Financial Accounting Standards Board ("FASB") ASC Topic 718, *Share-Based Payment.* The Compensation Committee did not attribute significant weight to the stock-based compensation charges that would be recorded for accounting purposes for the grants of options and restricted stock units granted to our named executives in light of the fact that these items do not directly relate to the achievement of our compensation objectives.

Equity Grant Procedures. Equity awards to our employees are generally awarded only on dates that the Compensation Committee meets. As a result of this procedure, we have generally awarded equity grants to our named executives based on and immediately following an annual review of employee equity awards, except in the case of our Chief Executive Officer who has in the past received equity awards as part of his employment agreement. For fiscal year 2012, the annual review for our named executives, including our Chief Executive Officer, was completed in December 2011. The grant date is set as the first trading day of the month following Board approval of the equity award.

Fiscal Year 2012 Equity Incentive Determinations

In December 2011, following its evaluation of short- and long-term incentive plan practices and market trends, including the report by an executive compensation consultant retained by our Compensation Committee, as described above in this CD&A under "*Determination of Compensation,*" our Compensation Committee granted each of our named executives a short-term performance-based equity award with vesting on the first anniversary of grant contingent upon our achievement of a pre-set financial metric and a long-term equity award that time vests over four years. Messrs. Dykes, Liu and Dumbrell received their awards in the form of stock option grants and Mr. Yanay received his award in the form of restricted stock units. The Compensation Committee determined to continue to structure certain named executive equity awards as restricted stock units rather than stock options as a means to encourage executive ownership of VeriFone stock, consistent with the stock ownership guidelines implemented for our executives during fiscal year 2011. In addition to peer group data and market practices, the Compensation Committee also took into consideration the value of unvested equity awards held by each named executive and the exercise prices of the equity awards held by our named executives in determining what level of equity award would appropriately incentivize each named executive.

Each of Messrs. Dykes, Liu and Yanay's short-term performance-based equity award vests on the first anniversary of the grant date if our fiscal year 2012 non-GAAP net income per share is at or above a target set by the Compensation Committee in December 2011, and is forfeited if the fiscal year 2012 non-GAAP net income per share is below such target. For Mr. Bergeron, one-half of the short-term performance-based equity awards vest on the first anniversary of the grant date if our fiscal year 2012 non-GAAP net income per share is at or above the target set by the Compensation Committee in December 2011 and one-half of the short-term performance-based equity awards vest on the first anniversary of the grant date if the Board determines that we have successfully integrated certain of our recently acquired businesses. Mr. Dumbrell's performance-based equity award vests on the first anniversary of the grant date if he meets or exceeds the internal organic revenue and contribution margin targets set by the Board for his business unit as to one-half of the award and if Mr. Dumbrell submits and receives the Board's approval for a fiscal year 2013 operating plan for his business unit that includes revenue growth at a preset internal target percentage as to one-half of the award. The long-term equity awards granted with time-based vesting vests as to 25% of the grant approximately one year after the grant date and as to the remainder in equal quarterly installments over the following three years.

(4) In setting the fiscal year 2012 short- and long-term equity grants awarded to Messrs. Dykes, Liu and Yanay, the Compensation Committee relied mainly on peer group and market data and pay-for-performance analysis prepared and presented by Compensia as part of its assessment of the competitiveness of our executive compensation program. For Messrs. Dykes, Liu and Yanay, the Compensation Committee gave considerable weight to the evaluation by Mr. Bergeron of each named executive's contributions to their areas of responsibilities and organizational and corporate-wide initiatives as well as our performance compared to peer group companies.

(5) In setting the fiscal year 2012 short- and long-term equity grants awarded to Mr. Dumbrell, the Compensation Committee relied mainly on peer group and market data and pay-for-performance analysis prepared and presented by Compensia as part of its assessment of the competitiveness of our executive compensation program. In particular, the Compensation Committee took into account our recent growth, including through strategic acquisitions internationally in Mr. Dumbrell's region and the increased level of responsibility associated with our expansion into new geographic regions or markets, in each case based on input from Mr. Bergeron.

Perquisites and Benefits

Other than with respect to Mr. Yanay, we do not provide perquisites or personal benefits (such as financial services, air travel (other than reimbursement for business travel), country club memberships or car allowances) to the named executives other than standard health and welfare benefits available to all employees. We provide Mr. Yanay with the use of a car (including reimbursement of the tax effect of such benefit), study fund contributions, severance fund contributions and a recuperation allowance and other insurance benefits as is customary for executives in Israel, Mr. Yanay's home country. We also reimbursed Mr. Yanay for the cost of his cellular telephone use (including reimbursement of the tax effect of such benefit). These benefits were previously provided to Mr. Yanay in connection with his employment at Lipman, which we acquired on November 1, 2006.

As disclosed in footnote 6 of the Summary Compensation Table of this CD&A, from January 2011 through December 2011, Mr. Dumbrell was on temporary international assignment in support of our Northern Europe, Middle East and Africa operations and business development initiatives. In connection with this assignment we requested that Mr. Dumbrell temporarily relocate to the United Kingdom, and provided for certain housing, education and supplemental health and welfare coverage expenses and tax reimbursements for the term of this temporary assignment.

The following sets forth the fiscal year 2012 equity incentive awards, including the factors considered by the Compensation Committee in setting each such award:

Named Executive	Short-Term Performance-Based Stock Option Award (Shares) (1), (2)	Long-Term Stock Option Award with Time-Based Vesting (Shares) (1), (2)	Short-Term Performance-Based Restricted Stock Unit Award (Shares) (1), (2)	Long-Term Restricted Stock Unit Award with Time-Based Vesting (Shares) (2)
Douglas G. Bergeron (3)	361,000	186,000	—	—
Robert Dykes (4)	34,200	34,200	—	—
Jeff Dumbrell (5)	24,800	24,800	—	—
Albert Liu (4)	51,300	51,300	—	—
Eliezer Yanay (4)	—	—	20,600	20,600

(1) For fiscal year 2012, we achieved the non-GAAP net income per share target set by the Compensation Committee in December 2011 for the performance-based equity awards. For further information on these equity incentive awards see *"Grants of Plan-Based Awards"* below.

(2) In the first quarter of fiscal year 2012, the Compensation Committee engaged Compensia to prepare assessments of short and long-term equity incentive grant trends and practices as part of Compensia's assessment of our overall executive compensation program and competitiveness of our program. The Compensation Committee also reviewed and considered the value of each named executive's equity holdings. Based on its review, the Compensation Committee determined that some component of long-term equity incentive awards to named executives should be in the form of restricted stock units and/or stock options. Further, the Compensation Committee determined that of these equity awards, for our Chief Executive Officer approximately two-thirds should be contingent on performance and for the other named executives, approximately 50% should be contingent on performance, with the remaining equity awards based on time-based vesting, in order to incentivize and retain the named executives while aligning pay with shareholder value. In general, as to each named executive, the Compensation Committee placed significant weight on a value-based approach for equity awards. For fiscal year 2012, prior to the grant of such award, each named executive was given a choice to elect to receive their equity award either in the form of restricted stock units or the equivalent value in the form of stock options, in each case with value determined by the Compensation Committee based on peer group data as further described below. Each named executive elected to receive their equity award for fiscal year 2012 in the form of stock options, except for Mr. Yanay, who elected to receive his equity award in the form of restricted stock units.

(3) In setting the fiscal year 2012 short- and long-term equity grants awarded to Mr. Bergeron, the Compensation Committee relied mainly on peer group and market data and pay-for-performance analysis prepared and presented by Compensia as part of its assessment of the competitiveness of our chief executive officer compensation program. The Compensation Committee took into account that our one- and three-year total shareholder return, financial performance, market capitalization growth were generally in the top half compared to peer group companies, including one-year total shareholder return at the 100th percentile compared to peer group companies. The Compensation Committee also considered our overall performance, and Mr. Bergeron's continued strong performance in his role as our chief executive, particularly Mr. Bergeron's deep understanding and knowledge of the payments industry and execution on key strategic and transformational initiatives, including the key role Mr. Bergeron was expected to have in the successful completion of the then-pending acquisition of Electronic Transaction Group Nordic Holding AB, a Swedish company operating the Point International business. The Compensation Committee was also mindful that Mr. Bergeron's total cash compensation had remained the same since fiscal year 2010 and remained at less than the 50th percentile of peer group companies. Taking into consideration all these factors, for fiscal year 2012, the Committee determined to set Mr. Bergeron's equity awards at the 100th percentile compared to peer group companies.

EXECUTIVE COMPENSATION

Summary Compensation

The following table sets forth compensation awarded to, paid to, or earned by VeriFone's named executives during fiscal years 2012, 2011 and 2010.

Summary Compensation Table

	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Comp Earnings ($)	All Other Compensation ($)	Total ($)
Douglas G. Bergeron	2012	800,000	—	—	9,649,846(3)	— (4)	—	7,960(4)	10,457,806
Chief Executive	2011	800,000	—	11,354,274	—	2,000,000(4)	—	8,870	14,163,144
Officer	2010	800,000	—	4,420,271	—	2,000,000(4)	—	883	7,221,154
Robert Dykes	2012	430,000	—	—	1,206,672(3)	335,264(5)	—	8,116(5)	1,980,052
Executive Vice	2011	430,000	—	2,270,863	—	303,323(5)	—	14,361	3,018,547
President and Chief	2010	425,000	42,280	491,135	—	307,720(5)	—	883	1,267,018
Financial Officer									
Jeff Dumbrell	2012	350,000	20,000(6)	—	875,013(3)	181,568(6)	—	97,908(6)	1,524,489
Executive Vice	2011	325,000	17,500	2,831,396	—	189,069(6)	—	594,338(6)	3,957,303
President, Europe,	2010	315,000	43,284	1,326,071	—	106,716(6)	—	855	1,791,926
Middle East, Africa and									
Asia									
Albert Liu (7)	2012	350,000	—	—	1,810,008(3)	205,990(8)	—	15,486(8)	2,381,484
Executive Vice	2011	340,000	20,000	1,703,137	—	130,738(8)	—	13,791	2,207,666
President, Corporate		—	—	—	—	—	—	—	—
Development and									
General Counsel									
Eliezer Yanay	2012	408,065(9)	—	1,502,152(3)	—	157,661(10)	—	153,329(11)	2,221,207
Executive Vice	2011	401,016(9)	7,794	1,703,137	—	145,568(10)	—	150,146(11)	2,407,661
President, Operations	2010	377,482(9)	44,525	1,817,224	—	114,476(10)	—	151,237(11)	2,504,944

(1) Amounts shown in this column reflect the aggregate grant date fair value of these restricted stock unit awards as computed in accordance with FASB ASC Topic 718 and do not reflect whether the recipient has actually realized a financial benefit from the awards (such as by vesting in a restricted stock unit award). For information on the valuation of these amounts, refer to "Stockholders' Equity" of the notes to consolidated financial statements included in our Annual Report on Form 10-K filed with the SEC for the fiscal year ended October 31, 2012. See the Grants of Plan-Based Awards table below for information on awards made in fiscal year 2012.

(2) Amounts shown in this column reflect the aggregate grant date fair value of stock option grants as well as any modification charge in each case computed in accordance with FASB ASC Topic 718 and do not reflect whether the recipient has actually realized a financial benefit from the awards (such as by exercising stock options). This column represents the total dollar amount that would be recognized as stock-based compensation for financial statement reporting purposes over the term of the stock option grants. The fair value was estimated using the Black-Scholes option pricing model in accordance with FASB ASC Topic 718. Pursuant to SEC rules, amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For information on the valuation assumptions used for the calculation of these amounts, refer to "Stockholders' Equity" of the notes to consolidated financial statements included in our Annual Report on Form 10-K filed with the SEC for the fiscal year ended October 31, 2012. See *"Grants of Plan-Based Awards for 2012"* below for information on awards made in fiscal year 2012 and the achievement levels for performance-based awards.

(3) For information of the equity award grants to the named executive see *"Fiscal Year 2012 Equity Incentive Determinations"* and *"Grants of Plan-Based Awards for 2012"* of this CD&A.

(4) For fiscal year 2012, the Compensation Committee determined and Mr. Bergeron agreed that Mr. Bergeron would forego any annual bonus award. Accordingly, Mr. Bergeron did not receive any annual bonus award for fiscal year 2012. See *"Annual Bonus Awards"* in this CD&A for discussion of the pre-established targets and the amounts earned but not paid. Fiscal year 2011 and 2010 Non-Equity Incentive Plan Compensation represents earned annual performance-based cash bonus at 200% of annual performance-based target bonus. For fiscal year 2011, such amount represented the maximum payout of his annual bonus target. For fiscal year 2010, $750,000 was attributed to actual corporate net income, as adjusted per share (as defined in the CD&A filed for such fiscal year) exceeding the pre-set financial target. For fiscal year 2012 amounts in All Other Compensation consisted of $7,000 of company 401(k) plan matching contribution and $960 of life insurance premiums.

(5) For Mr. Dykes, fiscal year 2012 amount represents earned annual performance-based cash bonus of $89,010 for the corporate component earned at the 100th percentile, rounded to the nearest tenth percentile, $133,515 for the personal performance objective component earned at 100% and $112,739 of semi-annual performance bonus earned in fiscal year 2012. Mr. Dykes received a total award of 9,086 restricted stock units, granted on January 2, 2013, in lieu of cash for his annual bonus award and his semi-annual bonus award for the second half of fiscal 2012. Such award vests on the one-year anniversary of the grant date subject to VeriFone's achievement of a minimum non-GAAP net income per share target for fiscal year 2013 and Mr. Dykes' continued employment with VeriFone on the vest date. On February 4, 2013, we announced Mr. Dykes' retirement as our Chief Financial Officer effective February 4, 2013 and retirement from VeriFone effective May 1, 2013. Since Mr. Dykes' retirement from VeriFone will occur prior to the vest date of the award of 9,086 restricted stock units, such award will be considered forfeited upon Mr. Dykes' retirement. See *"Grants of Plan-Based Awards"*, *"Annual Bonus Awards"* and *"Determination of 2012 Quarterly or Semi-Annual Target Bonus Amounts"* in this CD&A for further discussion of the pre-established targets and the amounts earned. Fiscal year 2011 amount represents earned annual performance-based cash bonus of $198,778 based on achievement at the 120th percentile for the corporate component and at 100% for the personal performance objective component, and $104,545 of semi-annual performance bonus. Fiscal year 2010 amount represents earned annual performance-based cash bonus at the 120th percentile for the corporate component and 100% for the individual component of $201,420 and $106,300 of semi-annual performance bonus earned in fiscal year 2010. For fiscal year 2012 amounts in All Other Compensation consisted of $7,156 of company 401(k) plan matching contribution and $960 of life insurance premiums.

(6) For Mr. Dumbrell, fiscal year 2012 bonus amount represents earned individual bonus component of quarterly bonus awards of $15,000 and of the annual bonus award of $5,000 for the fiscal year. The individual bonus component of the quarterly and annual bonus awards is awarded at the discretion of the CEO based on a qualitative assessment of achievement against strategic goals and personal objectives set for each named executive by the CEO and each named executive. Fiscal year 2012 non-equity incentive plan compensation represents earned annual performance-based cash bonus of $15,525 based on achievement at the 100th percentile for the corporate component and $29,400 for achievement at the 100th percentile for both contribution margin and gross margin components, and earned amount of quarterly performance bonus totaling $136,643 awarded to Mr. Dumbrell. Attainment percentages are rounded to the nearest tenth percentile. Mr. Dumbrell received a total award of 2,674 restricted stock units, granted on January 2, 2013, in lieu of cash for his annual bonus award and his fourth fiscal quarter bonus award. Such award vests on the one-year anniversary of the grant date subject to VeriFone's achievement of a minimum non-GAAP net income per share target for fiscal year 2013 and Mr. Dumbrell's continued employment with VeriFone on the vest date. See *"Grants of Plan-Based Awards"*, *"Annual Bonus Awards"* and *"Determination of 2012 Quarterly or Semi-Annual Target Bonus Amounts"* in this CD&A for further discussion of amounts earned. Fiscal year 2011 non-equity incentive plan compensation represents earned annual performance-based cash bonus of $15,579 based on achievement at the 120th percentile for the corporate component and $34,425 for achievement at the 110th percentile for both contribution margin and gross margin components, and earned amount of quarterly performance bonus totaling $139,065 awarded to

Mr. Dumbrell. Fiscal year 2010 amount represents earned annual performance-based bonus at the 120th percentile for the corporate component and 100% for the individual component of $41,963 for fiscal year 2010 and earned amount of quarterly performance bonus totaling $64,753 awarded to Mr. Dumbrell. From January 2011 through December 2011, Mr. Dumbrell was on temporary international assignment in support of our Northern Europe, Middle East and Africa operations and business development initiatives. In connection with this assignment we requested that Mr. Dumbrell temporarily relocate to the United Kingdom, and we provided for certain housing, education and supplemental health and welfare coverage expenses and tax reimbursements to Mr. Dumbrell for the term of this temporary assignment. Such amounts are included in All Other Compensation in this Summary Compensation Table. During fiscal year 2012, we paid a total of $48,820 in relocation expense reimbursements, with associated tax reimbursements of $33,023, as part of Mr. Dumbrell's relocation to the United Kingdom for this international assignment, which included the following components: housing and furniture rental of $40,249 (with associated tax reimbursement of $29,688) and utilities and other miscellaneous expenses of $8,571 (with associated tax reimbursement of $3,335). During fiscal year 2011 we paid a total of $333,386 in relocation expense reimbursements, with associated tax reimbursements of $245,912, as part of Mr. Dumbrell's relocation to the United Kingdom for this international assignment, which included the following components: housing and furniture rental of $264,037 (with associated tax reimbursement of $194,759); tuition expense for Mr. Dumbrell's children during the relocation assignment of $57,649 (with associated tax reimbursement of $42,523); and $11,700 of supplemental health and welfare coverage, utilities and other miscellaneous relocation expenses (with associated tax reimbursement of $8,630). For fiscal year 2012 amounts in All Other Compensation also included $15,105 of company 401(k) plan matching contribution and $960 of life insurance premiums.

(7) Mr. Liu was not a named executive of the Company in fiscal year 2010.

(8) Fiscal year 2012 amount represents earned annual performance-based cash bonus of $41,400 for the corporate component earned at the 100th percentile, rounded to the nearest tenth percentile, $62,100 for the personal performance objective component earned at 100% and $102,490 of semi-annual performance bonus earned in fiscal year 2012. Mr. Liu received a total award of 5,025 restricted stock units, granted on January 2, 2013, in lieu of cash for his annual bonus award and his semi-annual bonus award for the second half of fiscal 2012. Such award vests on the one-year anniversary of the grant date subject to VeriFone's achievement of a minimum non-GAAP net income per share target for fiscal year 2013 and Mr. Liu's continued employment with VeriFone on the vest date. See *"Grants of Plan-Based Awards"*, *"Annual Bonus Awards"* and *"Determination of 2012 Quarterly or Semi-Annual Target Bonus Amounts"* in this CD&A for further discussion of the pre-established targets and the amounts earned. Fiscal year 2011 bonus amount represents a discretionary year-end bonus of $20,000 awarded to Mr. Liu. Discretionary bonuses are awarded at the discretion of the Compensation Committee with input from the CEO to reward extraordinary efforts and performance. Fiscal year 2011 non-equity incentive plan compensation represents earned annual performance-based cash bonus of $78,465 based on achievement at the 120th percentile for the corporate component and at 100% for the personal performance objective component, and $52,273 of semi-annual performance. For fiscal year 2012 amounts in All Other Compensation consisted of $14,526 of company 401(k) plan matching contribution and $960 of life insurance premiums.

(9) Mr. Yanay's base salary is set and paid in Israeli New Shekels. Fiscal year 2012 amount consists of salary of $332,481, study fund contributions of $24,937 and payment for accrued but unused vacation of $50,647. Fiscal year 2011 amount consists of salary of $346,037, study fund contributions of $22,034 and payment for accrued but unused vacation of $32,945. Fiscal year 2010 amount consists of salary of $342,618, study fund contributions of $21,816 and payment for accrued but unused vacation of $13,048. Amounts for fiscal years 2012, 2011 and 2010 have been converted from Israeli New Shekels to U.S. Dollars at the fiscal year end exchange rates of 3.910 Shekels per one U.S. Dollar, 3.608 Shekels per one U.S. Dollar and 3.644 Shekels per one U.S. Dollar, respectively.

(10) For Mr. Yanay, fiscal year 2012 amount represents earned annual performance-based cash bonus of $15,882 for the corporate component earned at the 100th percentile, rounded to the nearest tenth percentile, $23,824 for the personal performance objective component earned at 100% and $117,955 of semi-annual performance bonus earned in fiscal year 2012. Mr. Yanay received a total award of 3,265 shares of

restricted stock units, granted on January 2, 2013, in lieu of cash for his annual bonus award and his semi-annual bonus award for the second half of fiscal 2012. Such award vests on the one-year anniversary of the grant date subject to VeriFone's achievement of a minimum non-GAAP net income per share target for fiscal year 2013 and Mr. Yanay's continued employment with VeriFone on the vest date. See *"Annual Bonus Awards"* and *"Determination of 2012 Quarterly or Semi-Annual Target Bonus Amounts"* in this CD&A for further discussion of the pre-established targets and the amounts earned. Fiscal year 2011 bonus amount represents earned individual bonus component of quarterly bonus awards of $7,795 for fiscal year 2011. The individual bonus component of the quarterly and annual bonus awards is awarded at the discretion of the CEO based on a qualitative assessment of achievement against strategic goals and personal objectives set for each named executive by the CEO and each named executive. Fiscal year 2011 non-equity incentive plan compensation represents earned annual performance-based cash bonus of $11,994 based on achievement at the 120th percentile for the corporate component, $24,252 for achievement of the personal performance objective component at 100% and earned amount of quarterly performance bonus totaling $109,322 awarded to Mr. Yanay. Attainment percentages are rounded to the nearest tenth percentile. Fiscal year 2010 amount represents earned annual performance-based cash bonus at the 120th percentile for the corporate component and 101% for the individual component of target of $38,557 and earned amount of quarterly performance bonus totaling $75,919 awarded to Mr. Yanay. Amounts for fiscal years 2012, 2011 and 2010 have been converted from Israeli New Shekels to U.S. Dollars at the fiscal year end exchange rates of 3.910 Shekels per one U.S. Dollar, 3.608 Shekels per one U.S. Dollar and 3.644 Shekels per one U.S. Dollar, respectively.

(11) Amounts consist primarily of customary Israeli employment-related benefits paid to Mr. Yanay and a car allowance provided to Mr. Yanay as is customary for senior executives in Mr. Yanay's home country of Israel. Fiscal year 2012 amount includes car allowance of $48,184, tax reimbursements of $27,959 for the car allowance, $29,472 for Israeli severance fund payments, $23,882 for manager insurance, cellular phone expense of $19,294, tax reimbursement of $375 for cellular phone and $4,163 for disability insurance, recuperation pay, medical tests and publication subscriptions. Fiscal year 2011 amount includes car allowance of $52,217, tax reimbursements of $15,904 for the car allowance, $30,660 for Israeli severance fund payments, $24,845 for manager insurance, cellular phone expense of $17,220, tax reimbursement of $454 for cellular phone and $8,846 for disability insurance, recuperation pay, medical tests and publication subscriptions. Fiscal year 2010 amount includes car allowance of $51,701, tax reimbursements of $13,796 for the car allowance, $30,357 for Israeli severance fund payments, $24,599 for manager insurance, cellular phone expense of $22,231, tax reimbursement of $444 for cellular phone and $8,109 for disability insurance, recuperation pay, medical tests and publication subscriptions. Amounts for fiscal years 2012, 2011 and 2010 have been converted from Israeli New Shekels to U.S. Dollars at the fiscal year end exchange rates of 3.910 Shekels per one U.S. Dollar, 3.608 Shekels per one U.S. Dollar and 3.644 Shekels per one U.S. Dollar, respectively.

Grants of Plan-Based Awards for 2012

The following table sets forth certain information with respect to grants of plan-based awards in fiscal year 2012 to our named executives, including cash awards and equity awards. The restricted stock unit awards granted to our named executives in fiscal year 2012 were granted under our 2006 Equity Incentive Plan. For each equity award with time-based vesting, one quarter of the award vests after one year, and the remainder vests ratably by quarter over the succeeding three years. Each option award has a term of seven years.

Name	Grant Date	Board Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1) Threshold ($)	Target ($)	Maximum ($)	Estimated Possible Payouts Under Equity Incentive Plan Awards Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh.)	Grant Date Fair Value of Stock and Option Awards ($) (2)
Douglas G. Bergeron	—	—	—	1,000,000(3)	2,000,000(3)	—	—	—	—	—	—	—
Chief Executive	1/3/2012(4)	12/13/2011	—	—	—	—	180,500	180,500	—	—	$36.46	3,184,273
Officer	1/3/2012(5)	12/13/2011	—	—	—	—	180,500	180,500	—	—	$36.46	3,184,273
	1/3/2012(6)	12/13/2011	—	—	—	—	—	—	—	186,000	$36.46	3,281,300
Robert Dykes	—	—	—	325,000(7)	455,000(7)	—	—	—	—	—	—	—
Executive Vice	1/3/2012(4)	12/13/2011	—	—	—	—	34,200	34,200	—	—	$36.46	603,336
President and Chief Financial Officer	1/3/2012(6)	12/13/2011	—	—	—	—	—	—	—	34,200	$36.46	603,336
Jeff Dumbrell	—	—	—	200,000(10)	340,000(10)	—	—	—	—	—	—	—
Executive Vice	1/3/2012(8)	12/13/2011	—	—	—	—	12,400	12,400	—	—	$36.46	218,753
President, Europe,	1/3/2012(9)	12/13/2011	—	—	—	—	12,400	12,400	—	—	$36.46	218,753
Middle East, Africa and Asia	1/3/2012(6)	12/13/2011	—	—	—	—	—	—	—	24,800	$36.46	437,507
Albert Liu	—	—	—	200,000(7)	280,000(7)	—	—	—	—	—	—	—
Executive Vice	1/3/2012(4)	12/13/2011	—	—	—	—	51,300	51,300	—	—	$36.46	905,004
President, Corporate Development and General Counsel	1/3/2012(6)	12/13/2011	—	—	—	—	—	—	—	51,300	$36.46	905,004
Eliezer Yanay	—	—	—	153,453(7)	214,834(7)	—	—	—	—	—	—	—
Executive Vice	1/3/2012(4)	12/13/2011	—	—	—	—	20,600	20,600	—	—	—	751,076
President, Operations	1/3/2012(6)	12/13/2011	—	—	—	—	—	—	20,600	—	—	751,076

(1) Amounts shown in these columns represent the range of possible cash payouts for each named executive under our non-equity incentive plan. The threshold amount is zero for all fiscal year 2012 Non-Equity Incentive Plan Awards. Amount shown as estimated target payout is based upon achievement of performance targets at 100%. Amount shown as estimated maximum possible payout reflects maximum achievement for those targets which have a fixed maximum percentage payout and 100% achievement for those targets whose payout above 100% depends on the actual percentage outcome of a particular performance metric without a set maximum possible payout.

(2) Reflects the grant date fair value of each target equity award computed in accordance with ASC 718. The assumptions used in the valuation of these awards are set forth in the notes to our consolidated financial statements included in our Annual Report on Form 10-K filed with the SEC for the fiscal year ended October 31, 2012. These amounts do not correspond to the actual value that will be realized by the named executives.

(3) Reflects target and maximum amount of annual performance-based cash bonus award that may be earned based upon our achieving a pre-established non-GAAP net income per share performance target for fiscal year 2012 and achievement of performance targets established by the Board. For Mr. Bergeron, Non-Equity Plan Awards for fiscal year 2012 consist of a cash bonus payable at 0% to 200% of target under the 2009 Employment Agreement, and which includes a corporate component based on corporate achievement of a pre-set financial metric and personal performance evaluation by the Board payable at 0% to 200% of target. As disclosed above in the "Summary Compensation Table" Mr. Bergeron elected to not receive any

payment of fiscal year 2012 Non-Equity Incentive Plan Awards. See further discussion above under "*Fiscal Year 2012 Bonus Determinations.*"

(4) For Messrs. Bergeron, Dykes, Liu and Yanay, the vesting of the shares subject to the stock option grant is subject to our achievement of a non-GAAP net income per share financial target for fiscal year 2012 as set by our Board. Subsequent to October 31, 2012, each of these stock award grants was earned at the target amount.

(5) The vesting of the shares subject to the stock option grant is subject to the successful integration of certain acquisitions closed within fiscal year 2011 and 2012, as determined at the discretion of our Board. Subsequent to October 31, 2012, based on an evaluation by our Board, this stock award grant was earned at the target amount.

(6) Shares subject to award vest as to 1/4 of the shares on January 3, 2013 and 1/16 of shares each quarter thereafter.

(7) Reflects target and maximum amount of performance-based cash bonus awards that may be earned based upon achieving pre-established financial and other performance objectives for fiscal year 2012. For Messrs. Dykes, Liu and Yanay, fiscal year 2012 Non-Equity Incentive Plan Awards consist of cash bonus amounts based on semi-annual and annual corporate financial metrics and achievements against personal performance objectives. Corporate targets are payable at 0% to 100% or at such higher percentage above 100% if corporate targets are achieved above 100%. Sixty percent of the annual performance bonus target is based on the actual corporate financial performance compared to the financial plan developed at the beginning of the fiscal year and may be paid at 0% or, for achievement at or above 80% of both financial targets, based on the actual percent of achievement. The remaining 40% of the annual performance bonus target is measured against pre-set personal performance objectives which are specific for each named executive, and may be payable at 0% to 200%. As disclosed above in the "Summary Compensation Table" we paid a total of $335,264 to Mr. Dykes, $205,990 to Mr. Liu and $157,661 to Mr. Yanay for fiscal year 2012 Non-Equity Incentive Plan Awards. See further discussion above under *"Fiscal Year 2012 Bonus Determinations"*.

(8) The vesting of the shares subject to the stock option grant is subject to Mr. Dumbrell's achievement of a contribution margin target and an organic revenue target for the business units that Mr. Dumbrell is responsible for in fiscal year 2012. Subsequent to October 31, 2012, based on an evaluation by our Board, this award was forfeited because the performance targets were not met.

(9) The vesting of the shares subject to the stock option grant is subject to Mr. Dumbrell's submitted and approved fiscal year 2013 operating plan for his organization meeting or exceeding an internal target revenue growth percentage over fiscal year 2012. Subsequent to October 31, 2012, based on an evaluation by our Board, this award was forfeited and canceled because the performance target was not met.

(10) Reflects target and maximum amount of performance-based cash bonus awards that may be earned based upon achieving pre-established financial and other performance targets for fiscal year 2012. For Mr. Dumbrell, fiscal year 2012 Non-Equity Incentive Plan Awards consist of cash bonus amounts based on quarterly and annual corporate financial metrics, business unit specific financial metrics and individual performance. Corporate targets are payable at 0% to 100% or at such higher percentage above 100% if corporate targets are achieved above 100%. Bonus targets based on quarterly business unit performance are payable at 0% to 200% and are subject to minimum attainment levels of 80% for contribution margin targets and 90% for gross margin targets. Individual performance bonuses are payable at 0% to 200%. As disclosed above in the "Summary Compensation Table" we paid a total of $181,568 to Mr. Dumbrell for fiscal year 2012 Non-Equity Incentive Plan Awards. See further discussion above under *"Fiscal Year 2012 Bonus Determinations"*.

Outstanding Equity Awards at Fiscal 2012 Year-End

The following table provides information about unexercised options, stock that has not vested and other equity incentive plan awards that have not vested for each of our named executives as of October 31, 2012.

		Option Awards					Stock Awards			
Name	Option/ Award Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have not Vested (#)	Market Value of Shares or Units of Stock That Have not Vested ($) (17)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have not Vested ($) (17)
Douglas G. Bergeron	3/22/2006(1)	225,000			28.86	3/22/2013				
Chief Executive	5/1/2009(2)	121,875	28,125		7.46	5/1/2016				
Officer	5/1/2009(3)	150,000			7.46	5/1/2016				
	1/4/2010(4)						40,178	$1,190,876		
	1/3/2011(5)						96,429	$2,858,156		
	1/3/2012(6)		186,000		36.46	1/3/2019				
	1/3/2012(7)		180,500		36.46	1/3/2019				
	1/3/2012(8)		180,500		36.46	1/3/2019				
Robert Dykes	5/1/2009(2)	365,625	84,375		7.46	5/1/2016				
Executive Vice	5/1/2009(9)	50,000			7.46	5/1/2016				
President and	1/4/2010(4)						4,464	$ 132,313		
Chief Financial	1/3/2011(5)						16,072	$ 476,374		
Officer	1/3/2012(6)		34,200		36.46	1/3/2019				
	1/3/2012(7)		34,200		36.46	1/3/2019				
Jeff Dumbrell	9/2/2008(16)	25,000			19.99	9/2/2015				
Executive Vice	5/1/2009(2)	3,125	9,375		7.46	5/1/2016				
President, Europe,	1/4/2010(4)						12,053	$ 357,251		
Middle East,	1/3/2011(5)						28,125	$ 833,625		
Africa and Asia	1/3/2012(6)		24,800		36.46	1/3/2019				
	1/3/2012(10)		12,400		36.46	1/3/2019				
	1/3/2012(11)		12,400		36.46	1/3/2019				
Albert Liu	11/3/2008(12)	56,250	9,375		11.41	11/3/2015				
Executive Vice	7/1/2009(13)	9,375	4,688		7.68	7/1/2016				
President,	1/4/2010(4)						4,464	$ 132,313		
Corporate	1/3/2011(5)						12,054	$ 357,281		
Development and	1/3/2012(6)		51,300		36.46	1/3/2019				
General Counsel	1/3/2012(7)		51,300		36.46	1/3/2019				
Eliezer Yanay	9/2/2008(16)	21,878			19.99	9/2/2015				
Executive Vice	5/1/2009(2)	3,125	9,375		7.46	5/1/2016				
President,	1/4/2010(4)						16,518	$ 489,594		
Operations	1/3/2011(5)						12,054	$ 357,281		
	1/3/2012(14)						20,600	$ 610,584		
	1/3/2012(15)								20,600	$610,584

(1) Shares subject to this option vested and became exercisable as to 1/4 of the shares on March 22, 2007 and as to 1/16 of shares each quarter thereafter.

(2) Shares subject to this option vested and became exercisable as to 1/4 of the shares on May 1, 2010 and vest as to 1/16 of shares each quarter thereafter.

(3) Option grant conditioned on achievement of a net income, as adjusted, per share financial target for fiscal year 2009 (as defined in the CD&A filed for such fiscal year) as set by our Board, with a target and

maximum option award of 150,000 stock options. The option grant was earned at the target amount and shares subject to this option vested and became exercisable on October 31, 2010. The option grant is subject to forfeiture if at any time during the thirty-six months following the date the option is earned we restate our financial statements such that the performance condition would no longer be met.

(4) Shares subject to this RSU award vested as to 1/4 of the shares on January 4, 2011 and vest as to 1/16 of shares each quarter thereafter.

(5) Shares subject to this RSU award vested as to 1/4 of the shares on January 3, 2012 and vest as to 1/16 of shares each quarter thereafter.

(6) Shares subject to this option vested and became exercisable as to 1/4 of the shares on January 3, 2013 and vest as to 1/16 of shares each quarter thereafter.

(7) Shares subject to this option vested and became exercisable as to 100% on January 3, 2013 based on us exceeding our internal non-GAAP net income per share target for fiscal year 2012.

(8) Shares subject to this option vested and became exercisable as to 100% on January 3, 2013 based on the Board's determination that we successfully integrated certain acquisitions closed within fiscal year 2011 and 2012.

(9) Option grant conditioned on achievement of a minimum non-GAAP net income per share, with a target and maximum option award of 50,000 stock options. Option grant was earned at the target amount and shares subject to this option vested and became exercisable on October 31, 2010.

(10) The vesting of the shares subject to the option grant is subject to Mr. Dumbrell's achievement of a contribution margin target and an organic revenue target for the business units that Mr. Dumbrell is responsible for in fiscal year 2012. Subsequent to October 31, 2012, based on an evaluation by our Board, this award was forfeited and canceled because the performance targets were not met.

(11) The vesting of the shares subject to the stock option grant is subject to Mr. Dumbrell's submitted and approved fiscal year 2013 operating plan for his organization meeting or exceeding the internal target revenue growth percentage over fiscal year 2012. Subsequent to October 31, 2012, based on an evaluation by our Board, this award was forfeited and canceled because the performance target was not met.

(12) Shares subject to this option vested and became exercisable as to 1/4 of the shares on November 3, 2009 and vest as to 1/16 of shares each quarter thereafter.

(13) Shares subject to this option vested and became exercisable as to 1/4 of the shares on July 1, 2010 and vest as to 1/16 of shares each quarter thereafter.

(14) Shares subject to this RSU award vested as to 1/4 of the shares on January 3, 2013 and vest as to 1/16 of shares each quarter thereafter.

(15) Shares subject to this RSU award vested as to 100% on January 3, 2013 based on us exceeding our internal non-GAAP net income per share target for fiscal year 2012.

(16) Shares subject to this option vested and became exercisable as to 1/4 of the shares on September 2, 2009 and as to 1/16 of shares each quarter thereafter.

(17) Market value of units of stock that have not vested is computed by multiplying (i) $29.64, the closing market price of our stock on October 31, 2012, by (ii) the number of units of stock.

Fiscal Year 2012 Option Exercises and Stock Vested

The following table presents information concerning the aggregate number of shares for which options were exercised during fiscal year 2012 for each of the named executives. In addition, the table presents information on shares that were acquired upon vesting of stock awards during fiscal year 2012 for each of the named executives on an aggregated basis.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise**	**Value Realized on Exercise ($) (1)**	**Number of Shares Acquired on Vesting**	**Value Realized on Vesting ($) (2)**
Douglas G. Bergeron Chief Executive Officer	—	$ —	221,428	$8,141,957 (3)
Robert Dykes Executive Vice President and Chief Financial Officer	—	$ —	44,642	$1,637,397 (3)
Jeff Dumbrell Executive Vice President, EMEA and Asia	34,375	$1,051,611	52,766	$ 1,944,126

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise**	**Value Realized on Exercise ($) (1)**	**Number of Shares Acquired on Vesting**	**Value Realized on Vesting ($) (2)**
Albert Liu Executive Vice President, Corporate Development and General Counsel	—	$ —	34,374	$1,261,432 (3)
Eliezer Yanay Executive Vice President, Operations	31,249	$913,506	44,016	$ 1,622,027

(1) The value realized on the exercise is calculated as the difference between the fair market value of the shares on the date of exercise and the applicable exercise price for those options.

(2) The value realized on the shares acquired is the fair market value of the shares on the date of vesting, which is the closing price on such date of our stock as traded on the NYSE.

(3) Each of Messrs. Bergeron, Dykes and Liu elected to defer the release of all of the shares acquired on vesting of the stock awards. The terms of the deferral are set forth in the respective grant agreement and provide that the shares will be released upon the earliest to occur of (i) a specified deferred date; (ii) the date of termination of employment with us; or (iii) the occurrence of a change in control of the Company as defined in the grant agreement. Messrs. Bergeron, Dykes and Liu have specified a deferred date of December 4, 2016 as to the following value realized on vesting of stock awards: Mr. Bergeron, $1,202,055; Mr. Dykes, $133,534; and Mr. Liu, $133,534. Messrs. Bergeron, Dykes and Liu have specified a deferred date of December 3, 2017 as to the following value realized on vesting of stock awards: Mr. Bergeron, $6,939,902; Mr. Dykes, $1,503,863; and Mr. Liu, $1,127,898.

Potential Payments Upon Termination or Change of Control

Our change of control arrangements with Mr. Bergeron, Mr. Dykes, and Mr. Rothman (who became our Chief Financial Officer on February 4, 2013) are included in their agreements with us as described above under the caption "*Employment Agreement with our Chief Executive Officer*" and the caption "*Severance Agreement with our Former and Current Chief Financial Officers*" and in the below tables. In determining the terms and scope of the change of control arrangements, our Compensation Committee considered (i) the employment agreement that Mr. Bergeron entered into in connection with the acquisition and recapitalization of our company led by him and a private equity firm in 2002 and the amended and restated employment agreement that Mr. Bergeron signed with us in 2007, (ii) the change-in-control severance agreements provided to our former chief financial officers, and (iii) similar arrangements in place at our "peer" companies as described above under *"Determination of Compensation — Role of Compensation Consultants"* and *"— Competitive Data."* In addition, our equity awards made in fiscal years 2010, 2011 and 2012 to our named executives provide for acceleration of vesting in the event of an involuntary or constructive termination three months prior to or eighteen months following a change of control.

Under Israeli law, Mr. Yanay, our Executive Vice President, Operations, will be entitled to certain statutory severance payments upon termination of employment for any reason, including retirement.

None of our named executives is entitled to a severance payment or acceleration of vesting of equity awards unless the change of control event is followed by, or in the case of equity awards with a change of control provision, three months preceding, an involuntary or constructive termination. All such payments and benefits would be provided by us.

The tables below outline the potential payments and benefits payable to each named executive in the event of involuntary termination, or change of control, as if such event had occurred as of October 31, 2012.

Involuntary or Constructive Involuntary Termination

Name	Salary Continuation	Cash-Based Incentive Award	Continuation of Benefits	Intrinsic Value of Unvested RSUs (3)	Intrinsic Value of Unvested Options (4)
Douglas Bergeron	$800,000(1)	$— (2)	$40,009	$—	$— (5)
Robert Dykes (6)	$215,000	$—	$10,002	$—	$—
Jeff Dumbrell	$ —	$—	$ —	$—	$—
Albert Liu	$ —	$—	$ —	$—	$—
Eliezer Yanay	$304,774(7)	$—	$ —	$—	$—

Involuntary or Constructive Involuntary Termination Following a Change of Control

Name	Salary Continuation	Cash-Based Incentive Award	Continuation of Benefits	Intrinsic Value of Unvested RSUs (3)	Intrinsic Value of Unvested Options (4)
Douglas Bergeron	$800,000(1)	$— (2)	$40,009	$4,049,031	$— (5)
Robert Dykes (6)	$215,000	$—	$10,002	$ 608,687	$—
Jeff Dumbrell	$ —	$—	$ —	$1,190,876	$—
Albert Liu	$ —	$—	$ —	$ 489,594	$—
Eliezer Yanay	$304,774(7)	$—	$ —	$2,068,042	$—

(1) The salary continuation amount assumes one year of severance. We have the option to extend the noncompetition period under Mr. Bergeron's 2009 Employment Agreement for an additional year by paying Mr. Bergeron an additional year's severance (consisting of salary and bonus).

(2) Based on Mr. Bergeron's total cash bonus payment of $0 for fiscal year 2012 and assumes a one year severance period. Under the terms of Mr. Bergeron's 2009 Employment Agreement, Mr. Bergeron is entitled to payment equal to the amount of bonus payment paid to him in the immediately previous full fiscal year. We have the option to extend the noncompetition period under Mr. Bergeron's 2009 Employment Agreement for an additional year by paying Mr. Bergeron an additional year's severance (consisting of salary and bonus).

(3) The vesting of our restricted stock unit awards to each of our named executives will accelerate in full in the event such named executive is the subject of an involuntary or constructive termination three months prior to or eighteen months following a change of control. The intrinsic value is calculated by taking the product of (a) $29.64, which is the closing market price of our common stock on October 31, 2012, the last trading

day of fiscal year 2012 and (b) the number of RSUs subject to acceleration. See *"Grants of Plan-Based Award"* and *"Outstanding Equity Awards at Fiscal 2012 Year-End"* for information on the awards and the unvested portion of such awards.

(4) Based on the closing market price of our common stock on October 31, 2012, of $29.64, and the respective exercise prices of unvested options subject to acceleration. No intrinsic value is attributed to unvested options subject to acceleration which have exercise prices above the closing market price of our common stock on October 31, 2012.

(5) On May 1, 2009, Mr. Bergeron was awarded an option grant conditioned on achievement of a minimum net income, as adjusted, per share (as defined in the CD&A filed for such fiscal year), with a target and maximum award of 150,000 stock options. If Mr. Bergeron leaves VeriFone for good reason or if his employment is terminated without cause, then the vesting of the option, if already earned, shall accelerate in full. Subsequent to October 31, 2009, this option grant was earned at the target amount. The intrinsic value of such options has not been included in the above table as the underlying options became fully vested as of October 31, 2010. The option grant is subject to forfeiture if at any time during the thirty-six months following the date the option is earned we restate our financial statements such that the performance condition would no longer be met.

(6) We entered into a severance agreement dated September 2, 2008 (the "2008 Severance Agreement") with Mr. Dykes in connection with him becoming our Chief Financial Officer on September 9, 2008. The amounts contained in the tables above are based on the terms and conditions of the 2008 Severance Agreement. Under the 2008 Severance Agreement if there is a qualifying termination, we would have to pay Mr. Dykes, within 10 days following the date of termination, a sum equal to the total of (i) Mr. Dykes' base salary through the date of termination and any bonuses that were payable but not yet paid or deferred, (ii) any accrued vacation pay and compensation previously deferred, other than pursuant to a tax-qualified plan and (iii) Mr. Dykes' annual base salary during the six-month period immediately prior to the date of termination. In addition, in the event of a qualifying termination, under the 2008 Severance Agreement we would also have to provide Mr. Dykes with continuing health insurance and related benefits for six months following the date of termination, and the 2008 Severance Agreement provided for the full vesting of any stock options, restricted stock and other stock-based rights held by Mr. Dykes pursuant to our 2006 Equity Incentive Plan. The amounts disclosed assume that payments and benefits to Mr. Dykes are made under the 2008 Severance Agreement. However, in connection with Mr. Dykes' retirement from VeriFone, we and Mr. Dykes entered into a separation agreement dated February 1, 2013 that replaces any previous severance agreements between VeriFone and Mr. Dykes, including the 2008 Severance Agreement. Pursuant to this separation agreement, following Mr. Dykes' planned retirement date of February 28, 2013, Mr. Dykes will remain available to assist us with respect to transition matters on an as-needed basis for the period from March 1, 2013 until May 1, 2013. During this period, Mr. Dykes will receive, subject to the terms and conditions set forth therein and in lieu of any other severance arrangement, continued vesting of his outstanding and unvested equity awards, based on their current vesting schedule and terms, to and inclusive of May 1, 2013, and continued coverage under VeriFone's standard health and welfare benefit plans.

(7) Based on Israeli labor laws, an Israeli employee, such as Mr. Yanay, is entitled to severance pay upon termination of employment by the employer for any reason, including retirement. Amount represents the maximum statutory severance pay, which would be paid in the event of involuntary termination of Mr. Yanay's employment, calculated based on the most recent monthly base salary of such employee multiplied by the number of years of employment of such employee. As of October 31, 2012, Mr. Yanay has been employed with VeriFone (including his term of employment with Lipman prior to our acquisition of Lipman) for approximately 11 years. Calculated by taking Mr. Yanay's monthly base salary as of October 31, 2012, multiplied by 11 years and converted from Israeli New Shekels to U.S. Dollars at the October 31, 2012 exchange rate of 3.910 Shekels per one U.S. Dollar. Each pay period, we submit sums into a severance fund at the statutory rate of 8.33% of base salary. These amounts are reflected in compensation expense each period. In the event of separation of employment that is other than an involuntary termination, Mr. Yanay would be entitled to the lesser amount that have been funded into this severance fund rather than the maximum statutory amount based on the base salary rate at the time of termination.

DIRECTOR COMPENSATION

The Corporate Governance and Nominating Committee regularly reviews director compensation against peer group data and pay practices. In March 2012, the Board and the Corporate Governance and Nominating Committee conducted a periodic review of director compensation, which included an evaluation of peer group pay practices and recommendations by a third-party compensation consultant. The Corporate Governance and Nominating Committee sought to align director compensation with best practices of peer group companies, including implementation of director stock ownership guidelines. Following that review, and upon recommendation of the Corporate Governance and Nominating Committee, the Board approved the following changes for the compensation for our directors who are not our employees with effect from March 21, 2012: (1) an increase in the annual retainer from $45,000 to $55,000 for directors who are not our employees; (2) an increase in the target value of equity awards such that each incumbent director will be entitled to receive an annual equity award consisting of options to purchase shares of our common stock with a target value of $75,000 and restricted stock units with a target value of $75,000; and (3) removal of the separate equity award upon a director's initial appointment to the Board. In addition, the annual retainer for the Chairman of the Board was increased from $45,000 to $100,000 effective following our 2012 Annual Meeting of Stockholders on June 27, 2012.

Each non-employee director was entitled to receive an annual cash retainer and a meeting attendance fee for service on the Board and Board committees during fiscal year 2012 as follows:

Annual director retainer (effective through March 20, 2012)	$ 45,000
Annual director retainer (with effect from March 21, 2012)	$ 55,000
Chairman of the Board retainer (effective through June 26, 2012) (1)	$ 45,000
Chairman of the Board retainer (with effect from June 27, 2012) (1)	$100,000
Annual committee chair retainers:	
Audit Committee	$ 20,000
Compensation Committee	$ 10,000
Corporate Governance and Nominating Committee	$ 10,000
Board and committee meeting in-person attendance fee	$ 1,500
Board and committee meeting telephonic attendance fee	$ 1,500

(1) The Chairman of the Board retainer is incremental to the annual director retainer.

All director fees are paid in quarterly installments and prorated as applicable for changes in compensation. In addition, under the revised director compensation plan effective March 21, 2012, each incumbent director is entitled to receive an annual equity award consisting of options to purchase shares of our common stock with a target value of $75,000 and restricted stock units with a target value of $75,000. The grant date of director equity awards will be the first trading day in the month following our annual meeting and the exercise price of the stock option grants will be the closing price of our common stock on the grant date. The number of options is determined based on the Black-Scholes fair value as of the date of grant and the number of restricted stock units is determined based on the 60 day average share price as of the date of grant, in each case rounded to the nearest 500 options or units. The annual equity awards vest in full on the first anniversary of the grant date. Stock options will have a term of seven years.

The following table sets forth a summary of the compensation earned by our non-employee directors for services in fiscal year 2012:

Name	Cash Fees	Stock Awards (1), (2)	Option Awards (1), (3)	All Other Compensation	Total
Robert W. Alspaugh	$81,164	$81,015	$65,240	$—	$227,419
Dr. Leslie G. Denend	$92,664	$81,015	$65,240	$—	$238,919
Alex W. (Pete) Hart	$77,664	$81,015	$65,240	$—	$223,919
Robert B. Henske	$96,664	$81,015	$65,240	$—	$242,919
Richard A. McGinn	$99,459	$81,015	$65,240	$—	$245,714
Wenda Harris Millard (4)	$ 5,274	$ —	$ —	$—	$ 5,274
Eitan Raff	$67,664	$81,015	$65,240	$—	$213,919
Charles R. Rinehart (5)	$76,644	$ —	$ —	$—	$ 76,644
Jeffrey Stiefler	$81,164	$81,015	$65,240	$—	$227,419

(1) During fiscal year 2012, each non-employee member of the Board who was a director as of the close of the 2012 annual meeting on June 27, 2012 was granted 2,000 restricted stock units and 5,000 stock options. Amounts shown in these columns reflect the aggregate fair value of each award as of the grant date of such award computed in accordance with FASB ASC Topic 718 and do not reflect whether the recipient has actually realized a financial benefit from the awards. The fair value of option awards was estimated using the Black-Scholes option pricing model in accordance with FASB ASC Topic 718. Pursuant to SEC rules, amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For information on the valuation assumptions used for the calculation of these amounts, refer to "Stockholders' Equity" of the notes to consolidated financial statements included in our Annual Report on Form 10-K filed with the SEC for the fiscal year ended October 31, 2012.

(2) As of October 31, 2012, the aggregate number of restricted stock units held by each of our non-employee directors is as follows: Mr. Alspaugh, 7,000; Dr. Denend, 2,000; Mr. Hart, 2,000; Mr. Henske 7,000; Mr. McGinn, 5,500; Ms. Millard, 0; Mr. Raff, 2,000; and Mr. Stiefler, 7,000.

(3) As of October 31, 2012, the aggregate outstanding number of options held by each of our non-employee directors is as follows: Mr. Alspaugh, 41,375 shares; Dr. Denend, 56,500 shares; Mr. Hart, 67,876 shares; Mr. Henske 56,000 shares; Mr. McGinn, 27,500 shares; Ms. Millard, 0 shares; Mr. Raff, 14,500 shares; and Mr. Stiefler, 66,500 shares.

(4) Ms. Millard joined our Board on September 26, 2012.

(5) Mr. Rinehart, who was previously the Chairman of our Board, did not stand for reelection at our annual meeting on June 27, 2012, and therefore ceased to be a member of our Board as of that date.

Director Stock Ownership Guidelines

In March 2010, the Board adopted stock ownership guidelines for our directors. These guidelines require each non-employee director to own a minimum number of shares of our common stock equal to approximately three times the annual director retainer of $55,000. Under these guidelines, restricted stock units awarded and owned stock count toward the ownership level, and directors have a five year period over which to achieve the target ownership level. The Board also adopted stock ownership guidelines for our named executives as described under *"Compensation Discussion and Analysis"* — *"Compensation Program."*

Compensation Committee Interlocks and Insider Participation

The Compensation Committee consisted of Leslie G. Denend (Chairman), Robert B. Henske, and Jeffrey Stiefler for all of fiscal year 2012, as well as Wenda Harris Millard beginning on September 26, 2012. None of the members of the Compensation Committee is or was one of our officers or employee during the last fiscal year or was formerly one of our officers, and none of our executive officers serves as a member of a board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board or Compensation Committee.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of VeriFone (the "Compensation Committee") consists exclusively of independent directors.

The general purpose of the Compensation Committee is to (1) review and approve corporate goals and objectives relating to the compensation of VeriFone's CEO, evaluate the CEO's performance in light of those goals and objectives and, either as a committee or together with the other independent directors (as directed by the Board), determine and approve the CEO's compensation level based on this evaluation and (2) make recommendations to the Board with respect to non-CEO compensation, incentive compensation plans, and equity-based plans, among other things. Our Board and its Corporate Governance and Nominating Committee have determined that each member of the Compensation Committee is "independent" within the meaning of the rules of both the NYSE and the SEC.

During fiscal year 2012, the Compensation Committee performed all of its duties and responsibilities under the Compensation Committee's charter. Additionally, as part of its responsibilities, the Compensation Committee reviewed the section of this Amendment No. 1 to VeriFone's Annual Report on Form 10-K/A entitled "Compensation Discussion and Analysis" ("CD&A") as prepared by management of VeriFone, and discussed the CD&A with management of VeriFone. Based on its review and discussions, the Compensation Committee recommended to the Board that the CD&A be included in this Amendment No. 1 to VeriFone's Annual Report on Form 10-K/A.

COMPENSATION COMMITTEE
Leslie G. Denend, Chairman
Robert B. Henske
Wenda Harris Millard
Jeffrey Stiefler

The report of the Compensation Committee and the information contained therein shall not be deemed to be "solicited material" or "filed" or incorporated by reference in any filing we make under the Securities Act or under the Exchange Act, irrespective of any general statement incorporating by reference this Amendment No. 1 to VeriFone's Annual Report on Form 10-K/A or our Annual Report on Form 10-K for the fiscal year ended October 31, 2012 into any such filing, or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that we specifically incorporate this information by reference into a document we file under the Securities Act or the Exchange Act.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

Beneficial Ownership Information

The following table presents information concerning the beneficial ownership of the shares of our common stock as of February 14, 2013, by:

- each person we know to be the beneficial owner of 5% or more of our outstanding shares of common stock;
- each of our named executives;
- each of our current directors; and
- all of our current executive officers and directors as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Percentage of beneficial ownership is based on 108,323,311 shares of common stock outstanding as of February 14, 2013. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of February 14, 2013 and shares of restricted stock units which are scheduled to be released within 60 days of February 14, 2013 (the "Measurement Date") are considered outstanding and beneficially owned by the person holding the options or restricted stock units for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated below, the address of each individual listed below is c/o VeriFone Systems, Inc., 2099 Gateway Place, Suite 600, San Jose, California 95110.

	Shares Beneficially Owned	
Name and Address of Beneficial Owner	**Number**	**Percent of Class**
Macquarie Group Limited (1)	13,989,570	12.9%
BlackRock, Inc. (2)	6,701,397	6.2%
Manning & Napier Advisors, LLC(3)	6,435,730	5.9%
Wellington Management Company, LLP (4)	6,221,543	5.7%
Douglas G. Bergeron (5)	1,754,125	1.6%
Jeffrey Dumbrell (6)	89,327	*
Robert Dykes (7)	516,762	*
Albert Liu (8)	145,456	*
Marc E. Rothman	—	*
Eliezer Yanay (9)	76,861	*
Robert W. Alspaugh (10)	35,000	*
Dr. Leslie G. Denend (11)	55,125	*
Alex W. (Pete) Hart (12)	74,501	*
Robert B. Henske (13)	49,625	*
Richard A. McGinn (14)	22,625	*
Wenda Harris Millard	—	*
Eitan Raff (15)	9,625	*
Jeffrey E. Stiefler (16)	60,125	*
All current directors and executive officers as a group (14 persons)**	2,419,045	2.2%

* Less than 1%.

** Total includes shares beneficially owned by our executive officer, Jennifer Miles, but does not include shares beneficially owned by Mr. Dykes who ceased being one of our executive officers as of February 4, 2013.

(1) The address of Macquarie Group Limited is No.1 Martin Place Sydney, New South Wales, Australia. Macquarie Group Limited is deemed to beneficially own 13,989,570 shares of common stock due to its ownership of Macquarie Bank Limited, Macquarie Investment Management Limited, Delaware Management Holdings Inc. and Delaware Management Business Trust. Macquarie Investment Management Limited has the sole power to vote and dispose of 12,510 shares of common stock. Delaware Management Business Trust has the sole power to vote and dispose of 13,977,060 shares of common stock. The address of Macquarie Bank Limited and Macquarie Investment Management Ltd. is also No.1 Martin Place Sydney, New South Wales, Australia. The address of Delaware Management Holdings Inc. and Delaware Management Business Trust is 2005 Market Street, Philadelphia, PA 19103. This information is based solely upon a Schedule 13G/A filed by Macquarie Group Limited on February 14, 2013.

(2) The address of BlackRock, Inc. ("BlackRock") is 40 East 52nd Street, New York, NY 10022. BlackRock, along with certain of its subsidiaries, has the sole power to vote and dispose of 6,701,397 shares of common stock. This information is based solely upon a Schedule 13G/A filed by BlackRock on February 5, 2013.

(3) The address of Manning & Napier Advisors, LLC ("Manning & Napier") is 290 Woodcliff Drive, Fairpoint, NY 14450. Manning & Napier has the sole power to vote 5,450,020 shares of common stock and sole power

to dispose of 6,435,730 shares of common stock. This information is based solely upon a Schedule 13G filed by Manning & Napier on January 23, 2013.

(4) The address of Wellington Management Company, LLP ("Wellington") is 280 Congress Street Boston, MA 02210. Wellington, in its capacity as investment adviser, has the shared power to vote 5,333,603 shares of common stock and the shared power to dispose of 6,221,543 shares of common stock, which are held of record by clients of Wellington. This information is based solely upon a Schedule 13G filed by Wellington on February 14, 2013.

(5) Beneficial ownership information includes 629,099 shares held by various family trusts the beneficiaries of which are Mr. Bergeron and members of Mr. Bergeron's family and 190,276 shares held by DGB Investments, Inc. In addition, 934,750 shares listed as beneficially owned by Mr. Bergeron represent shares issuable upon the exercise of options that are exercisable or will become exercisable within 60 days after the Measurement Date. Beneficial ownership information excludes 425,000 RSUs that are vested but for which the delivery date has been deferred.

(6) Beneficial ownership information includes 41,667 shares held by Mr. Dumbrell directly. In addition, shares listed as beneficially owned by Mr. Dumbrell consist of 42,125 shares issuable upon the exercise of options that are exercisable or will become exercisable within 60 days after the Measurement Date and 5,535 shares of restricted stock units which are scheduled to be released within 60 days after the Measurement Date.

(7) All shares listed as beneficially owned by Mr. Dykes represent shares issuable upon the exercise of options that are exercisable or will become exercisable within 60 days after the Measurement Date. Beneficial ownership information excludes 67,857 RSUs that are vested but for which the delivery date has been deferred.

(8) All shares listed as beneficially owned by Mr. Liu represent shares issuable upon the exercise of options that are exercisable or will become exercisable within 60 days after the Measurement Date. Beneficial ownership information excludes 57,143 RSUs that are vested but for which the delivery date has been deferred.

(9) Beneficial ownership information includes 39,679 shares held by Mr. Yanay directly. In addition, shares listed as beneficially owned by Mr. Yanay consist of 31,253 shares issuable upon the exercise of options that are exercisable or will become exercisable within 60 days after the Measurement Date and 5,929 shares of restricted stock units which are scheduled to be released within 60 days after the Measurement Date.

(10) All shares listed as beneficially owned by Mr. Alspaugh represent shares issuable upon the exercise of options that are exercisable or will become exercisable within 60 days after the Measurement Date. Beneficial ownership information excludes 5,000 RSUs that are vested but for which the delivery date has been deferred.

(11) Beneficial ownership information includes 5,000 shares held by Mr. Denend directly. In addition, 50,125 shares listed as beneficially owned by Dr. Denend represent shares issuable upon the exercise of options that are exercisable or will become exercisable within 60 days after the Measurement Date.

(12) Beneficial ownership information includes 13,000 shares held by Mr. Hart directly. In addition, 61,501 shares listed as beneficially owned by Mr. Hart represent shares issuable upon the exercise of options that are exercisable or will become exercisable within 60 days after the Measurement Date.

(13) All shares listed as beneficially owned by Mr. Henske represent shares issuable upon the exercise of options that are exercisable or will become exercisable within 60 days after the Measurement Date. Beneficial ownership information excludes 5,000 RSUs that are vested but for which the delivery date has been deferred.

(14) Beneficial ownership information includes 1,500 shares held by Mr. McGinn directly. In addition, 21,125 shares listed as beneficially owned by Mr. McGinn represent shares issuable upon the exercise of options that are exercisable or will become exercisable within 60 days after the Measurement Date. Beneficial ownership information excludes 3,500 RSUs that are vested but for which the delivery date has been deferred.

(15) Beneficial ownership information includes 1,500 shares held by Mr. Raff directly. In addition, 8,125 shares listed as beneficially owned by Mr. Raff represent shares issuable upon the exercise of options that are exercisable or will become exercisable within 60 days after the Measurement Date.

(16) All shares listed as beneficially owned by Mr. Stiefler represent shares issuable upon the exercise of options that are exercisable or will become exercisable within 60 days after the Measurement Date. Beneficial ownership information excludes 5,000 RSUs that are vested but for which the delivery date has been deferred.

Equity Compensation Plan Information

The following table provides information as of October 31, 2012 regarding securities issued under our equity compensation plans that were in effect during fiscal year 2012.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders (1)	9,800,244	23.92 (2)	2,042,926 (3)
Equity compensation plans not approved by security holders	—	—	—
Total	9,800,244	23.92 (2)	2,042,926 (3)

(1) This reflects equity awards issued under our New Founders' Stock Option Plan, Outside Directors' Stock Option Plan, 2005 Employee Equity Incentive Plan, and 2006 Equity Incentive Plan. This information also includes securities issuable pursuant to the Lipman Electronic Engineering Ltd. 2003 Stock Option Plan, Lipman Electronic Engineering Ltd. 2004 Stock Option Plan, Lipman Electronic Engineering Ltd. 2004 Share Option Plan, and Lipman Electronic Engineering Ltd. 2006 Share Incentive Plan as a result of our acquisition of Lipman Electronic Engineering Ltd. on November 1, 2006. This information also includes securities issuable pursuant to the Hypercom 2000 Broad-Based Stock Incentive Plan, Hypercom Non-Employee Director Plan, and Hypercom 1997 Long-Term Incentive Plan as a result of our acquisition of Hypercom Corporation on August 4, 2011. VeriFone does not plan to issue securities in the future under any of the foregoing plans other than the 2006 Equity Incentive Plan.

(2) The weighted-average exercise price does not include the effect of 1,800,101 restricted stock units outstanding as of October 31, 2012 as such awards do not include an exercise price.

(3) Represents shares remaining available for future issuance under our 2006 Equity Incentive Plan.

2006 Equity Incentive Plan

Our 2006 Equity Incentive Plan is the only plan under which we currently make grants of equity awards. Our 2006 Equity Incentive Plan permits grants of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares and share units, dividend equivalent rights and other stock awards. Grants may be made to our directors, officers, and employees and other individuals performing services for us. The plan authorizes the issuance of an aggregate of 13,200,000 shares of our common stock. Any shares granted as stock options or stock appreciation rights shall be counted as one share issued under the plan for each share so granted. Any awards granted as stock options or stock appreciation rights shall be counted as one share for every award granted and any RSUs granted beginning June 29, 2011 shall be counted as 2.00 shares for every RSU granted for the purposes of the number of shares issuable under the 2006 Plan. Any RSUs granted prior to June 29, 2011 shall be counted as 1.75 shares for every RSU granted for the purpose of the number of shares issuable under the 2006 Plan. As of October 31, 2012, there were a total of 8,000,143 options outstanding at a weighted-average exercise price of $23.92 per share. As of October 31, 2012, there were 1,800,101 restricted stock units outstanding and 112,500 shares issued under restricted stock awards, all of which were unvested and subject to forfeiture as of October 31, 2012. For further information on our equity compensation plan, see "Note 4. Employee Benefit Plans" of Notes to Consolidated Financial Statement included in our Annual Report on Form 10-K filed with the SEC on December 19, 2012.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

We may occasionally enter into transactions with entities in which an executive officer, director, 5% or more beneficial owner of our common stock, or an immediate family member of these persons have a direct or indirect material interest. Our policy is that the Audit Committee reviews and approves each individual related party transaction exceeding $120,000 after a determination that these transactions were on terms that were reasonable and fair to us. For the fiscal year ended October 31, 2012 and through the date of this Amendment No. 1 to Annual Report on Form 10-K we had no such transactions. The Audit Committee also reviews and monitors on-going relationships with related parties to ensure they continue to be on terms that are reasonable and fair to us.

Indemnification and Employment Agreements

We have adopted provisions in our amended and restated certificate of incorporation that authorize and require us to indemnify our executive officers and directors to the full extent permitted under Delaware law, subject to limited exceptions. We have also entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers which may be broader than the specific indemnification provisions contained in Delaware law. Also, as described above in *"Item 11 — "Executive Compensation — Employment-Related Agreements with Named Executives"*, we have existing employment-related agreements with our Chief Executive Officer and Chief Financial Officer.

Equity Grants

We have granted stock options and restricted stock units to purchase shares of our common stock to our executive officers and directors. See *"Compensation Discussion and Analysis," "Executive Compensation"* and *"Director Compensation"* under *"Item 10 — Directors, Executive Officers of the Registrant and Corporate Governance."*

Director Independence

For a member of our Board to be considered independent under NYSE rules, the Board must determine that the director does not have a material relationship (as described below) with us and/or our consolidated subsidiaries (either directly or as a partner, stockholder, or officer of an organization that has a relationship with any of those entities). The Board has determined that Mr. Alspaugh, Dr. Denend, Mr. Hart, Mr. Henske, Mr. McGinn, Ms. Millard, Mr. Raff, Mr. Rinehart (who served as a director until June 27, 2012) and Mr. Stiefler are independent under NYSE rules.

Our Board has undertaken a review of our directors' independence in accordance with standards that the Board and the Corporate Governance and Nominating Committee have established to assist the Board in making independence determinations. Any relationship listed under the heading *"Material Relationships"* below will, if present, be deemed material for the purposes of determining director independence. If a director has any relationship that is considered material, the director will not be considered independent. Any relationship listed under the heading *"Immaterial Relationships"* below will, if present, be considered categorically immaterial for the purpose of determining director independence. Multiple "Immaterial Relationships" will not collectively create a material relationship that would cause the director to not be considered independent. In addition, the fact that a particular relationship is not addressed under the heading *"Immaterial Relationships"* will not automatically cause a director to not be independent. If a particular relationship is not addressed under the standards established by the Board, the Board will review all of the facts and circumstances of the relationship to determine whether or not the relationship, in the Board's judgment, is material.

Material Relationships

Any of the following shall be considered material relationships that would prevent a director from being determined to be independent:

Auditor Affiliation. The director is a current partner or employee of our internal or external auditor; a member of the director's immediate family (including the director's spouse; parents; children; siblings; mothers-, fathers-, brothers-, sisters-, sons and daughters-in-law; and anyone who shares the director's home, other than household employees) is a current employee of such auditor who participates in the firm's audit, assurance, or tax compliance (but not tax planning) practice or a current partner of such auditor; or the director or an immediate family member of the director was a partner or employee of such a firm and personally worked on our audit within the last five years.

Business Transactions. The director is an employee of another entity that, during any one of the past five years, received payments from us, or made payments to us, for property or services that exceeded the greater of $1 million or 2% of the other entity's annual consolidated gross revenues, or a member of the director's immediate family has been an executive officer of another entity that, during any one of the past five years, received payments from us, or made payments to us, for property or services that exceeded the greater of $1 million or 2% of the other entity's annual consolidated gross revenues.

Employment. The director was our employee at any time during the past five years or a member of the director's immediate family was one of our executive officers in the prior five years.

Interlocking Directorships. During the past five years, the director or an immediate family member of the director was employed as an executive officer by another entity where one of our current executive officers served at the same time on the Compensation Committee.

Other Compensation. A director or an immediate family member of a director received more than $120,000 per year in direct compensation from us, other than director and committee fees, in the past five years.

Investment Banking or Consulting Services. A director is a partner or officer of an investment bank or consulting firm that performs substantial services to us on a regular basis.

Immaterial Relationships

The following relationships shall be considered immaterial for purposes of determining director independence:

Affiliate of Stockholder. A relationship arising solely from a director's status as an executive officer, principal, equity owner, or employee of an entity that is one of our stockholders.

Certain Business Transactions. A relationship arising solely from a director's status as an executive officer, employee or equity owner of an entity that has made payments to or received payments from VeriFone for property or services shall not be deemed a material relationship or transaction that would cause a director not to be independent so long as the payments made or received during any one of such other entity's last five fiscal years are not in excess of the greater of $1 million or 2% of such other entity's annual consolidated gross revenues.

Director Fees. The receipt by a director from us of fees for service as a member of the Board and committees of the Board.

Other Relationships. Any relationship or transaction that is not covered by any of the standards listed above in which the amount involved does not exceed $25,000 in any fiscal year shall not be deemed a material relationship or transaction that would cause a director not to be independent. Notwithstanding the foregoing, no relationship shall be deemed categorically immaterial pursuant to this section to the extent that it is required to be disclosed in SEC filings under Item 404 of the SEC's Regulation S-K.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

Fees Paid to Independent Registered Public Accounting Firm

The following table shows information about fees paid by us and our subsidiaries to Ernst & Young LLP during the fiscal years ended October 31, 2012 and 2011 (in thousands):

	2012	2011
Audit fees	$6,132	$5,078
Audit-related fees	—	—
Tax fees	396	270
All other fees	17	2
Total fees	$6,545	$5,350

Audit-Related Fees. This category consists of assurance and related services provided by Ernst & Young LLP that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under "*Audit Fees*." The services for the fees disclosed under this category primarily include employee benefit plan audits, due diligence related to acquisitions and consultations concerning financial accounting and reporting standards that are not part of the performance of the audit or review of our financial statements.

Tax Fees. This category consists of professional services rendered by Ernst & Young LLP, primarily in connection with our tax compliance activities, including the preparation of tax returns in certain overseas jurisdictions, consultation on tax matters, tax advice relating to transactions and other tax planning and advice.

All Other Fees. This category consists of fees for products and services other than the services reported above.

For fiscal years 2012 and 2011 all fees paid to Ernst & Young LLP for services were pre-approved by the Audit Committee.

Audit Committee Pre-Approval Policies and Procedures

As required by Section 10A(i)(1) of the Exchange Act, our Audit Committee has adopted a pre-approval policy requiring that the Audit Committee pre-approve all audit and permissible non-audit services to be performed by Ernst & Young LLP. Any proposed service that has received pre-approval but which will exceed pre-approved cost limits will require additional pre-approval by the Audit Committee. In addition, pursuant to Section 10A(i)(3) of the Exchange Act, the Audit Committee has established procedures by which the Audit Committee may from time to time delegate pre-approval authority to the Chairman of the Audit Committee. If the Chairman exercises this authority, he must report any pre-approval decisions to the full Audit Committee at its next meeting.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a)(1) No financial statements are filed with this Annual Report on Form 10-K/A. These items were included as part of the original filing of our Annual Report on December 19, 2012.

(a)(3) Exhibits.

The documents set forth below are filed herewith or incorporated by reference to the location indicated.

Exhibit Number	Description
2.1(19)	Agreement and Plan of Merger, dated as of November 17, 2010, among Hypercom Corporation, VeriFone Systems, Inc. and Honey Acquisition Company.
2.2(19)	Support Agreement, dated as of November 17, 2010, among FP Hypercom Holdco, LLC, Francisco Partners II, L.P., VeriFone Systems, Inc. and Honey Acquisition Company.
3.1(20)	Amended and Restated Certificate of Incorporation of VeriFone as amended.
3.2(5)	Form of Amended and Restated Bylaws of VeriFone.
3.2.1(14)	Amendment No. 1 to the Bylaws of VeriFone Holdings, Inc.
4.1(3)	Specimen Common Stock Certificate; reference is made to Exhibit 3.1.
4.2(2)	Stockholders Agreement, dated as of July 1, 2002, by and among VeriFone Holdings, Inc., GTCR Fund VII, L.P., GTCR Co-Invest, L.P., GTCR Capital Partners, L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III, TCW/Crescent Mezzanine Partners III Netherlands, L.P. and TCW Leveraged Income Trust IV, L.P., VF Holding Corp. and the executives who are parties thereto.
4.2.1(4)	Form of Amendment to Stockholders Agreement.
4.3(1)	Registration Rights Agreement, dated as of July 1, 2002, by and among VeriFone Holdings, Inc., GTCR Fund VII, L.P., GTCR Co-Invest, L.P., GTCR Capital Partners, L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III, TCW/Crescent Mezzanine Partners III Netherlands, L.P., and TCW Leveraged Income Trust IV, L.P., VF Holding Corp., Jesse Adams, William Atkinson, Douglas G. Bergeron, Nigel Bidmead, Denis Calvert, Donald Campion, Robert Cook, Gary Grant, Robert Lopez, James Sheehan, David Turnbull and Elmore Waller.
4.4(1)	Amendment to Registration Rights Agreement, dated as of November 30, 2004, by and among VeriFone Holdings, Inc., GTCR Fund VII, L.P., Douglas Bergeron, DGB Investments, Inc., The Douglas G. Bergeron Family Annuity Trust, The Sandra E. Bergeron Family Annuity Trust and The Bergeron Family Trust.
4.5(11)	Indenture related to the 1.375% Senior Convertible Notes due 2012, dated as of June 22, 2007, between VeriFone Holdings, Inc. and U.S. Bank National Association, as trustee.
4.6(11)	Registration Rights Agreement, dated as of June 22, 2007, between VeriFone Holdings, Inc. and Lehman Brothers Inc. and J.P. Morgan Securities Inc.
10.1(2)	Purchase Agreement, dated as of July 1, 2002, by and among VeriFone Holdings, Inc., GTCR Fund VII, L.P., GTCR Co-Invest, L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III, TCW/Crescent Mezzanine Partners III Netherlands, L.P. and TCW Leveraged Income Trust IV, L.P.

Exhibit Number	Description
10.1.1(4)	Form of Amendment No. 1 to Purchase Agreement.
10.2(1)+	Senior Management Agreement, dated as of July 1, 2002, among VeriFone Holdings, Inc., VeriFone, Inc. and Douglas G. Bergeron.
10.2.1(2)+	Amendment to Senior Management Agreement, dated as of June 29, 2004, by and among VeriFone Holdings, Inc., VeriFone, Inc. and Douglas G. Bergeron.
10.3(1)+	Amendment to Senior Management Agreement, dated as of December 27, 2004, by and among VeriFone Holdings, Inc., VeriFone, Inc. and Douglas Bergeron.
10.4(1)+	2002 Securities Purchase Plan.
10.5(1)+	New Founders' Stock Option Plan.
10.6(3)+	Outside Directors' Stock Option Plan.
10.7(1)	Patent License Agreement, effective as of November 1, 2004, by and between NCR Corporation and VeriFone, Inc.
10.8(6)+	2005 Employee Equity Incentive Plan.
10.9(5)+	Form of Indemnification Agreement.
10.10(7)+	Amended and Restated VeriFone Systems, Inc. (formerly, VeriFone Holdings, Inc.) 2006 Equity Incentive Plan.
10.11(7)+	Amended and Restated VeriFone Bonus Plan.
10.12(8)	Credit Agreement, dated October 31, 2006, among VeriFone Intermediate Holdings, Inc., VeriFone, Inc., various financial institutions and other persons from time to time parties thereto, as lenders, JPMorgan Chase Bank, N.A., as the administrative agent for the lenders, Lehman Commercial Paper Inc., as the syndication agent for the lenders, Bank Leumi USA and Wells Fargo Bank, N.A., as the co-documentation agents for the lenders, and J.P. Morgan Securities Inc. and Lehman Brothers Inc., as joint lead arrangers and joint book running managers.
10.13(9)+	Lipman Electronic Engineering Ltd. 2003 Stock Option Plan.
10.14(9)+	Lipman Electronic Engineering Ltd. 2004 Stock Option Plan.
10.15(9)+	Lipman Electronic Engineering Ltd. 2004 Share Option Plan.
10.16(9)+	Amendment to Lipman Electronic Engineering Ltd. 2004 Share Option Plan.
10.17(9)+	Lipman Electronic Engineering Ltd. 2006 Share Incentive Plan.
10.18(10)+	Amended and Restated Employment Agreement, dated January 4, 2007, among VeriFone Holdings, Inc., VeriFone, Inc., and Douglas G. Bergeron.
10.19(11)	Confirmation of Convertible Note Hedge Transaction, dated June 18, 2007, by and between VeriFone Holdings, Inc. and Lehman Brothers OTC Derivatives Inc.
10.20(11)	Confirmation of Convertible Note Hedge Transaction, dated June 18, 2007, by and between VeriFone Holdings, Inc. and JPMorgan Chase Bank, National Association, London Branch.
10.21(11)	Confirmation of Warrant Transaction, dated June 18, 2007, by and between VeriFone Holdings, Inc. and Lehman Brothers OTC Derivatives Inc.
10.22(11)	Confirmation of Warrant Transaction, dated June 18, 2007, by and between VeriFone Holdings, Inc. and JPMorgan Chase Bank, National Association, London Branch.

Exhibit Number	Description
10.23(11)	Amendment to Confirmation of Warrant Transaction, dated June 21, 2007, by and between VeriFone Holdings, Inc. and Lehman Brothers OTC Derivatives Inc.
10.24(11)	Amendment to Confirmation of Warrant Transaction, dated June 21, 2007, by and between VeriFone Holdings, Inc. and JPMorgan Chase Bank, National Association, London Branch.
10.25(12)+	Confidential Separation Agreement, dated August 2, 2007, between VeriFone Holdings, Inc. and William G. Atkinson
10.26(13)	First Amendment and Waiver to Credit Agreement, dated as of January 25, 2008.
10.27(15)	Second Amendment to Credit Agreement, dated as of April 28, 2008.
10.28(16)	Third Amendment to Credit Agreement, dated as of July 31, 2008.
10.29(17)+	Offer Letter between VeriFone Holdings, Inc. and Robert Dykes.
10.30(17)+	Severance Agreement, dated September 2, 2008, between VeriFone Holdings, Inc. and Robert Dykes.
10.31(18)+	Amended and Restated Employment Agreement, Dated as of April 8, 2009, among VeriFone Holdings, Inc., VeriFone, Inc. and Douglas G. Bergeron.
10.32(21)	Sale and Purchase Agreement dated November 12, 2011 by and between Point Luxembourg Holding S.À.R.L. and Electronic Transactions Group Limited, as Sellers, and VeriFone Nordic AB, as Purchaser.
10.33(22)	Credit Agreement, dated as of December 28, 2011, by and among, inter alia,VeriFone, Inc., VeriFone Intermediate Holdings Inc., the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent.
10.34(22)	Security Agreement, dated as of December 28, 2011, by and among JPMorgan Chase Bank, N.A., in its capacity as the Collateral Agent, and the VeriFone parties.
10.35(22)	Pledge Agreement, dated as of December 28, 2011, by and among the VeriFone parties and JPMorgan Chase Bank, N.A., in its capacity as the Collateral Agent.
10.36(22)	Guaranty, dated as of December 28, 2011, executed by each of the Guarantors party thereto in favor of JPMorgan Chase Bank, N.A., in its capacity as Administrative Agent.
10.37(23)	Additional Credit Extension Amendment, dated as of October 15, 2012, by and among VeriFone, Inc., VeriFone Intermediate Holdings, Inc., the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent.
21.1(24)	List of subsidiaries of VeriFone.
23.1(24)	Consent of Independent Registered Public Accounting Firm.
31.1*	Certification of the Chief Executive Officer, as required by Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of the Chief Financial Officer, as required by Section 302 of the Sarbanes-Oxley Act of 2002.

---

* Filed herewith.

\+ Indicates a management contract or compensatory plan or arrangement.

(1) Filed as an exhibit to Amendment No. 1 to the Registrant's Registration Statement on Form S-1 (File No. 333-121947), filed February 23, 2005.

(2) Filed as an exhibit to Amendment No. 2 to the Registrant's Registration Statement on Form S-1 (File No. 333-121947), filed March 28, 2005.

(3) Filed as an exhibit to Amendment No. 3 to the Registrant's Registration Statement on Form S-1 (File No. 333-121947), filed April 18, 2005.
(4) Filed as an exhibit to Amendment No. 4 to the Registrant's Registration Statement on Form S-1 (File No. 333-121947), filed April 21, 2005.
(5) Filed as an exhibit to Amendment No. 5 to the Registrant's Registration Statement on Form S-1 (File No. 333-121947), filed April 29, 2005.
(6) Filed as an exhibit to the Registrant's Registration Statement on Form S-8 (File No. 333-124545), filed May 2, 2005.
(7) Filed as an appendix to the Registrant's Definitive Proxy Statement for its 2011 Annual Meeting of Stockholders, filed May 19, 2011.
(8) Filed as an exhibit to the Registrant's Current Report on Form 8-K, filed November 1, 2006.
(9) Incorporated by reference in the Registrant's Registration Statement on Form S-8 (File No. 333-138533), filed November 9, 2006.
(10) Filed as an exhibit to the Registrant's Current Report on Form 8-K, filed January 4, 2007.
(11) Filed as an exhibit to the Registrant's Current Report on Form 8-K, filed June 22, 2007.
(12) Filed as an exhibit to the Registrant's Current Report on Form 8-K, filed August 3, 2007.
(13) Filed as an exhibit to the Registrant's Current Report on Form 8-K, filed January 29, 2008.
(14) Filed as an exhibit to the Registrant's Current Report on Form 8-K, filed April 3, 2008.
(15) Filed as an exhibit to the Registrant's Current Report on Form 8-K, filed April 29, 2008.
(16) Filed as an exhibit to the Registrant's Current Report on Form 8-K, filed July 31, 2008.
(17) Filed as an exhibit to the Registrant's Current Report on Form 8-K, filed September 3, 2008.
(18) Filed as an exhibit to the Registrant's Current Report on Form 8-K, filed April 9, 2009.
(19) Filed as an exhibit to the Registrant's Current Report on Form 8-K, filed November 19, 2010.
(20) Filed as an exhibit to the Registrant's Annual Report on Form 10-K, filed December 21, 2010.
(21) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q, filed March 12, 2012.
(22) Filed as an exhibit to the Registrant's Current Report on Form 8-K, filed January 4, 2012.
(23) Filed as an exhibit to the Registrant's Current Report on Form 8-K, filed October 15, 2012.
(24) Filed as an exhibit to the Registrant's Annual Report on Form 10-K, filed December 19, 2012.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to the Annual Report on Form 10-K/A to be signed on its behalf by the undersigned, thereunto duly authorized.

VERIFONE SYSTEMS, INC.

BY: /S/ DOUGLAS G. BERGERON

Douglas G. Bergeron,
Chief Executive Officer

February 28, 2013

Exhibit 31.1

CERTIFICATION

I, Douglas G. Bergeron, certify that:

1. I have reviewed this Amendment No. 1 to Annual Report on Form 10-K/A of VeriFone Systems, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Douglas G. Bergeron

Douglas G. Bergeron
Chief Executive Officer

Date: February 28, 2013

Exhibit 31.2

CERTIFICATION

I, Marc E. Rothman, certify that:

1. I have reviewed this Amendment No. 1 to Annual Report on Form 10-K/A of VeriFone Systems, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Marc E. Rothman

Marc E. Rothman
Executive Vice President and Chief Financial Officer

Date: February 28, 2013

STOCKHOLDER INFORMATION

Board of Directors

Robert W. Alspaugh
Former Chief Executive Officer of KPMG International

Dr. Leslie G. Denend
Interim Chairman of the Board

Alex W. (Pete) Hart
Former Chief Executive Officer, Advanta Corporation

Robert B. Henske
Managing Director, Hellman & Friedman LLC

Richard A. McGinn
Interim Chief Executive Officer

Wenda Harris Millard
President and Chief Operating Officer of MediaLink LLC

Eitan Raff
Financial Consultant, Wolfson Clore Mayer Ltd.

Jeffrey E. Stiefler
Former Venture Adviser of Emergence Capital Partners

Executive Officers

Albert Y. Liu
Executive Vice President, Corporate Development and General Counsel

Richard A. McGinn
Interim Chief Executive Officer

Jennifer Miles
President, VeriFone Americas

Marc E. Rothman
Executive Vice President and Chief Financial Officer

Eliezer Yanay
Chief Operations Officer

Common Stock

VeriFone's common stock is listed on the New York Stock Exchange and trades under the ticker symbol "PAY".

Transfer Agent and Registrar

Questions from registered stockholders of VeriFone Systems, Inc. regarding lost or stolen stock certificates, changes of address and other issues related to registered share ownership should be addressed to:

Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
Phone: 1-781-575-3400
http://www.computershare.com/

Company Headquarters

VeriFone Systems, Inc.
2099 Gateway Place, Suite 600
San Jose, CA 95110
Phone: 1-408-232-7800

Independent Registered Public Accounting Firm

Ernst & Young LLP
San Francisco, California

SEC and NYSE Certifications

The certifications by the Chief Executive Officer and Chief Financial Officer of VeriFone Systems, Inc., required under Section 302 of the Sarbanes-Oxley Act of 2002, have been filed as exhibits to the company's 2012 Annual Report on Form 10-K and 2012 Annual Report as amended on Form 10-K/A. The most recent annual certification by the Chief Executive Officer, required under section 303A.12(a) of the New York Stock Exchange Listed Company Manual, has been filed with the New York Stock Exchange.

Investor Information and Annual Report on Form 10-K

Copies of the company's 2012 Annual Report on Form 10-K, the 2012 Annual Report as amended on Form 10-K/A and other information about the company, including all quarterly earnings releases and financial filings of the company, can be accessed via the company's website at http://www.verifone.com/.


VeriFone®
THE WAY TO PAY™